Form 20-F
period 2014-12-31
eHi Car Services Ltd
filed 2015-04-22
CIK 1517492

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                       to                        .

Commission file number: 001-36731

eHi Car Services Limited
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Unit 12/F, Building No.5, Guosheng Center, 388 Daduhe Road Shanghai, 200062 The People’s Republic of China
(Address of principal executive offices)

Ray Ruiping Zhang, Chief Executive Officer

Telephone: +86 21 6468 7000

Facsimile: +86 21 5489 1121

Email: ir@ehic.com.cn

Unit 12/F, Building No.5, Guosheng Center, 388 Daduhe Road

Shanghai, 200062

The People’s Republic of China

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing two Class A common shares, par value $0.001 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

114,379,243 common shares, par value US$0.001 per share, being the sum of 31,033,332 Class A common shares and 83,345,911 Class B common shares as of December 31, 2014

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

EHI CAR SERVICES LIMITED

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only, references to:

•                “ADSs” are to our American depositary shares, each of which represents two Class A common shares;

•                “ADRs” are to American depositary receipts, which, if issued, evidence our ADSs;

•                “$”, “US$”, “USD” and “U.S. dollars” are to the legal currency of the United States;

•                “China” and the “PRC” are to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•                “RMB” and “Renminbi” are to the legal currency of China; and

•                “we”, “us”, “our”, “our company” and “our Group” refer to eHi Car Services Limited, its predecessor entities, subsidiaries and variable interest entities.

This annual report on Form 20-F includes our audited consolidated statements of comprehensive loss data for  the  years  ended December 31, 2012, 2013 and 2014, and audited consolidated balance sheet data as of December 31, 2013 and 2014.

We completed the initial public offering of 10,000,000 ADSs and the private placement concurrent with our initial public offering of 8,333,332 Class A common shares in November 2014. Our ADSs are listed on the New York Stock Exchange under the symbol “EHIC”.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward- looking statements. In some cases, these forward-looking statements can be identified by words or phrases such  as  “aim”, “anticipate”, “believe”, “continue”, “estimate”, “expect”, “intend”, “is/are likely to”, “is projected to”, “may”, “plan”, “potential”, “will” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

•                our growth strategies and initiatives and our business plans;

•                the anticipated growth of our business;

•                our future business development, results of operations and financial condition;

•                factors that may affect our future revenues and expenses;

•                the future growth of our industry as a whole;

•                trends and competition in our industry; and

•                economic, regulatory, operating conditions and demographic trends in China.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. All forward-looking statements included herein attributable to us or other parties or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PART I

ITEM 1.                        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                        OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                        KEY INFORMATION

A.       Selected Financial Data

The following selected consolidated statements of comprehensive loss data for each of the three years ended December 31, 2012, 2013 and 2014, and the selected consolidated balance sheet data as of December 31, 2013 and 2014, have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated balance sheets data as of December 31, 2012 have been derived from our audited consolidated financial statements that were included in the final prospectus for our initial public offering filed on November 18, 2014 but are not included in this annual report. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes and Item 5, “Operating and Financial Review and Prospects” in this annual report. Our historical results do not necessarily indicate results expected for any future period. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

Selected Consolidated Statements of Comprehensive Loss Data:

	For the Years Ended December 31,
	2012		2013		2014
	RMB	% of Net Revenues	RMB	% of Net Revenues	RMB	US$	% of Net Revenues
	(in thousands, except percentages, share and per share data)
Summary consolidated statements of comprehensive loss data
Net revenues	450,085	100.0%	566,394	100.0%	851,165	137,183	100.0%
Vehicle operating expenses(1)	(432,448)	(96.1)	(526,446)	(92.9)	(718,699)	(115,833)	(84.4)
Selling and marketing expenses(1)	(38,209)	(8.5)	(40,439)	(7.1)	(35,316)	(5,692)	(4.1)
General and administrative expenses(1)	(94,431)	(21.0)	(112,416)	(19.8)	(132,125)	(21,295)	(15.5)
Other operating income	11,041	2.5	13,549	2.3	17,122	2,760	2.0

Total operating expenses	(554,047)	(123.1)	(665,752)	(117.5)	(869,018)	(140,060)	(102.1)

Loss from operations	(103,962)	(23.1)	(99,358)	(17.5)	(17,853)	(2,877)	(2.1)

Interest income	1,146	0.3	360	0.1	4,397	709	0.5
Interest expense	(66,636)	(14.8)	(50,880)	(9.0)	(76,938)	(12,400)	(9.0)
Other expenses, net	(1,046)	(0.3)	(1,108)	(0.3)	(840)	(135)	(0.1)

Loss before income taxes	(170,498)	(37.9)	(150,986)	(26.7)	(91,234)	(14,704)	(10.7)

Provision for income taxes	(5,212)	(1.1)	(1,228)	(0.2)	(1,912)	(308)	(0.2)
Net loss	(175,710)	(39.0)	(152,214)	(26.9)	(93,145)	(15,012)	(10.9)
Accretion on convertible redeemable preferred shares to redemption value	(155,053)	(34.5)	(191,135)	(33.7)	(250,775)	(40,418)	(29.5)
Deemed contribution from preferred shareholders at extinguishment of convertible bonds	—	—	16,751	3.0	—	—	—
Deemed dividends to preferred shareholders at extinguishment of convertible bonds and promissory note	—	—	(44,164)	(7.8)	—	—	—
Modification of warrants	—	—	(1,021)	(0.2)	—	—	—

Net loss attributable to common shareholders	(330,763)	(73.5)	(371,783)	(65.6)	(343,920)	(55,430)	(40.4)
Weighted average number of common shares used in computing net loss per share
Basic	6,096,842		6,096,842		19,198,145	19,198,145
Diluted	6,096,842		6,096,842		19,198,145	19,198,145
Net loss per common share attributable to common shareholders
Basic	(54.25)		(60.98)		(17.91)	(2.89)
Diluted	(54.25)		(60.98)		(17.91)	(2.89)
Net loss per ADS*
Basic	(108.50)		(121.96)		(35.82)	(5.78)
Diluted	(108.50)		(121.96)		(35.82)	(5.78)

* Each ADS represents two Class A common shares.

(1) Include share-based compensation charges of RMB6.7 million, RMB6.2 million and RMB12.7 million (US$2.0 million) in 2012, 2013 and 2014, respectively, allocated as follows:

	For the Years Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(in thousands)
Vehicle operating expenses	(81)	(29)	(134)	(22)
Selling and marketing expenses	(35)	(9)	(490)	(79)
General and administrative expenses	(6,567)	(6,168)	(12,057)	(1,943)

Total share-based compensation expenses	(6,683)	(6,206)	(12,681)	(2,044)

Selected Consolidated Balance Sheets Data:

	As of December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(in thousands, except share data)
Summary consolidated balance sheets data
Cash and cash equivalents	133,453	630,733	926,208	149,278
Total current assets	239,192	803,742	1,426,458	229,903s
Cost method investment	—	—	152,975	24,655
Property and equipment, net	844,380	1,062,331	1,940,048	312,679
Vehicle purchase deposits	—	119,173	174,185	28,073
Total assets	1,116,659	2,026,422	3,755,640	605,299
Short-term borrowings	171,823	219,640	540,519	87,116
Total current liabilities	531,773	333,475	676,015	108,954
Long-term borrowings	6,483	375,726	713,233	114,952
Total liabilities	543,506	709,552	1,389,248	223,906
Total mezzanine equity	1,169,640	2,273,521	—	—
Total shareholders’ equity/(deficit)	(596,487)	(956,651)	2,366,392	381,393
Common share capital	40	40	728	117
Common shares outstanding	6,096,842	6,096,842	114,379,243	114,379,243

Exchange Rate Information

Our business is primarily conducted in China and almost all of our revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in New York City for cable transfers in RMB as certified for customs purposes by the Federal Reserve Board. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.2046 to US$1.00, the noon buying rate in effect as of December 31, 2014. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 17, 2015, the noon buying rate was RMB6.1976 to US$1.00.

The following table sets forth various information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

		Noon Buying Rate
Period		Period End	Average(1)	Low	High
		(RMB per U.S. Dollar)
2010		6.6000	6.7603	6.8330	6.6000
2011		6.2939	6.4475	6.6364	6.2939
2012		6.2301	6.2990	6.3879	6.2221
2013		6.0537	6.1412	6.2438	6.0537
2014		6.2046	6.1704	6.2591	6.0402
	October	6.1124	6.1251	6.1385	6.1107
	November	6.1429	6.1249	6.1429	6.1117
	December	6.2046	6.1886	6.2256	6.1490
2015
	January	6.2495	6.2181	6.2535	6.1870
	February	6.2695	6.2518	6.2695	6.2399
	March	6.1990	6.2386	6.2741	6.1955
	April (through April 17, 2015)	6.1976	6.2010	6.2152	6.1930

Source: Federal Reserve Statistic Release.

(1) Annual average for any given year is calculated by using the average of the exchange rates on the end of each month during such year. Monthly average for any given month is calculated by using the average of the daily rates during such month.

B.   Capitalization and Indebtedness

Not applicable.

C.   Reasons for the Offer and Use of Proceeds

Not applicable.

D.   Risk Factors

Risks related to our business and industry

We have a history of operating and net losses, and we may not be able to achieve and sustain profitability.

We have a history of operating and net losses and may continue to incur operating and net losses in the future. For the years ended December 31, 2012, 2013 and 2014, we incurred loss from operations of RMB104.0 million, RMB99.4 million and RMB17.9 million (US$2.9 million), respectively, and net losses of RMB175.7 million, RMB152.2 million and RMB93.1 million (US$15.0 million), respectively. Our historical operating and net losses were primarily due to significant upfront investments in connection with the expansion of our nationwide service network and infrastructure in recent years, which expose us to significant fixed costs and expenses. If market demand for our car rentals and car services does not increase as quickly as we have anticipated, or if there is a rapid and unexpected decline in such demand, we may be unable to generate sufficient revenues to offset these fixed costs and achieve economies of scale, and our operating results may be materially adversely affected as a result of high operating expenses and underutilized capacity.

In addition, our ability to achieve profitability is affected by various factors, many of which are beyond our control. For example, our revenues and profitability depend on the continuous growth of the car rental and car service industry in China and customer demands for such services. We cannot assure you that car rentals and car services, as relatively new alternatives to car ownership, will become widely accepted in China. Furthermore, vehicle purchases have historically accounted for the majority of our capital expenditures. We expect to continue to incur significant costs and expenses to increase the scale of our operations, which may make it difficult for us to achieve and sustain profitability.

Furthermore, our historical and future results of operations in a specific period may be subject to the impact of various factors and events, which may make our results of operations in different periods less comparable with each other and may not be necessarily indicative of future trends. While we intend to implement various measures to control the increases in our vehicle operating expenses as we ramp up our business rapidly, we cannot assure you that these measures will be as effective as we currently expect, or at all. If we cannot significantly increase our net revenues to offset our continuously increasing operating and other expenses, we will continue to incur losses and our business, financial condition and results of operations will be materially and adversely affected. We may also incur significant losses in the future for a number of other reasons, including changes in the macroeconomic and regulatory environment, competitive dynamics, our inability to respond to these changes in a timely and effective manner and the other risks described in this annual report, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown events.

We face risks arising from our heavy reliance on proprietary technology platform.

          We rely heavily on our proprietary technology platform with various features specifically designed to improve and streamline our operations in accepting reservations, processing payments, managing our fleet, accounting for our various business activities and otherwise conducting our business. The satisfactory performance, reliability and availability of our proprietary technology platform are critical to our reputation, our ability to attract and retain customers and maintain adequate service levels. Any system interruption that results in the unavailability of our website or a disruption in our proprietary technology platform could result in negative publicity, damage our reputation and brand and cause our business and operating results to suffer. We may experience temporary system interruptions for a variety of causes, including network failures, power failures, cyber attacks, software errors or an overwhelming user traffic to our website during periods of strong demand. Because we are dependent in part on third parties for the implementation and maintenance of certain aspects of our systems and because some of the causes of system interruptions may be outside of our control, we may not be able to remedy such interruptions in a timely manner, or at all. Although we regularly back up our data on servers in different locations or on hard drives stored in our offices, there can be no assurance that our systems back-up will successfully mitigate or eliminate these risks. Any disruption, termination, or provision of substandard services could adversely affect our brand, customer relationships, operating results and financial conditions.

We face intense competition, and if we fail to compete effectively, we may lose market share, our revenues and margin may decrease and our results of operations may be adversely affected.

The car rental and car service industry in China is competitive and fragmented. We expect competition in China’s car rental and car service industry to persist and intensify.

As we provide comprehensive service offerings, we compete with different market participants in different market sectors at different levels. We currently compete primarily with national and international players, such as CAR Inc. and the affiliates of Avis Rent a Car System, LLC in China, or Avis China, and regional players, such as China Yongda Automobiles Services Holdings Limited., or Yongda, Shanghai Qiangsheng Holding Co., Ltd., or Qiangsheng, and Shouqi Car Rental Co., Ltd., or Shouqi, for our car rentals and car services business. In December 2014, we started to expand our car services to business-to-consumer model through Ctrip’s channel. Although it is only complementary to our existing business-to-business car services, we may face potential competition from business-to-consumer car services providers such as Didi-Kuaidi, Yidao and Uber China, all of which are GPS based mobile taxi and car calling service providers. In early 2015 we commenced testing our new business initiative as an online platform for peer-to-peer, or P2P, car rental between private vehicle owners and individual customers. Although it is only complementary to our own car rental business, we may face potential competition from Aichehui (Beijing) Technology Co., Ltd., or PP Car Rentals, and other P2P car rental business providers.

For car rentals, we compete primarily on the basis of rental price, user experience, brand recognition, convenience of service locations, geographic coverage and service quality. For car services, we compete primarily on the basis of quality and convenience of services, ability to provide tailored solutions and timely response to ad-hoc situations, brand recognition, network coverage, and, to a lesser extent, service charge. Competition in the car rental market frequently takes the form of price competition. Our competitors, some of which may have access to greater financial resources, often seek to compete aggressively on the basis of pricing. If we do not price our services competitively, we may lose rental volume, or if we do, our revenue and margins will suffer, either of which could have a material adverse impact on our results of operations.

In addition, technological advances may materially impact the competitive landscape of China’s car rental and car service industry and our competitiveness in the evolving industry. For example, an increasing number of customers in China have chosen to reserve car rental services through websites or mobile applications due to the convenience of these channels. As a result, it is critical for us to continue to enhance and improve the responsiveness, functionality and features of our websites and mobile applications to remain competitive. The development of websites, mobile applications and other proprietary technology requires substantial expenditures and resources, and entails significant technical and business risks. Our competitors may use new technologies more effectively, develop more appealing and popular websites and mobile applications, or adapt more quickly than us to evolving industry trends or changing market requirements. Some of our competitors may form closer relationships with, or be acquired by, major Internet companies in China. Furthermore, the proliferation of the Internet has increased the price transparency among car rental companies by enabling cost-conscious customers to more easily obtain the lowest rates available among car rental companies for any given trip. Such increased price transparency may further contribute to the prevalence and intensity of price competition in the future.

Our competitors may also compete against us in the selection of new service locations, or offer better terms for our existing leased properties, thereby slowing down our anticipated expansion. Furthermore, some competitors may initiate negative publicity campaigns against us, which may harm our brand and reputation. If we fail to effectively compete with large players on scale or small players on cost and flexibility, we may not be able to compete successfully against our current and future competitors.

We may not be able to sustain our growth rates or manage our expansion plan, which could adversely affect our operating results.

We have experienced significant growth in recent years. Our total net revenues increased from RMB450.1 million in 2012 to RMB566.4 million in 2013, and further increased to RMB851.2 (US$137.2 million) in 2014, although we recorded net losses of RMB175.7 million, RMB152.2 million and RMB93.1 million (US$15.0 million) in 2012, 2013 and 2014, respectively. We increased the size of our fleet from 9,829 vehicles as of December 31, 2012 to 19,746 vehicles as of December 31, 2014 and we had 1,180 directly operated service locations in 99 cities across China as of December 31, 2014. We may not be able to sustain these high growth rates in future periods and you should not rely on the growth in our revenue or fleet size in any prior period as an indication of our future performance.

We plan to continue to expand our fleet size and geographic coverage. We believe geographical expansion is particularly important for us to acquire more customers and enhance our brand recognition. Nonetheless, expanding into new geographical markets imposes additional burdens on our managerial, financial, operational, information technology and general administrative resources. Our planned expansion will also require us to maintain consistent and high-quality services to ensure our brand does not suffer as a result of any deviations, whether actual or perceived, in our service quality. As China is a large and diverse market, business travel or leisure travel demands may vary significantly by region. As a result, we may not be able to leverage our experience in the markets in which we currently operate to expand into other parts of China, and we cannot assure you that we will be able to effectively manage the growth of our operations or maintain our service quality. If we are unable to expand our operations in a timely and cost effective manner, our results of operations may be materially adversely affected.

If we are unable to dispose of our used vehicles at desirable prices or timing or through appropriate channels, the residual value of our fleet may drop significantly and we may incur significant financial losses.

We generally hold vehicles in our fleet for a term of three to four years. Depending on the conditions of our vehicles, our actual vehicle holding period may vary. As our fleet grows and matures, we expect vehicle dispositions to become a significant part of our operations. We have developed an internal rating system to assess the general conditions of our vehicles, and dispose of our used vehicles through a variety of disposition channels according to the rating results, including auctions, brokered sales, dealers and online used car marketplace. We also maintain a well-managed and disciplined vehicle disposition process taking into consideration of market timing, disposal price and seasonality. Given that China’s used vehicle market is still at its early stage and lacks a well-established credit system, we face uncertainties in our ability to dispose of our used vehicles at reasonable prices, in a timely manner or through appropriate channels.

In 2014, we started to participate in some repurchase programs, pursuant to which car dealers agree to repurchase vehicles sold to us at a specified price after a specified time period (typically 12 to 24 months), subject to certain vehicle condition, mileage and holding period requirements. Repurchase prices under repurchase programs are generally based on a predetermined percentage of original vehicle cost and the month in which the vehicle is repurchased, and we calculate the depreciation costs of such vehicles separately, based on their respective contractual repurchase prices and holding periods, and adjust the depreciation costs if the repurchase conditions of such vehicles are not met. We believe such repurchase programs could limit our risk from fluctuations in used car prices in the secondary market and offer additional alternatives of our vehicle acquisition and disposal channels. However, car dealers may discontinue to offer repurchase programs to us on terms or at prices consistent with the current agreements, or at all. In addition, failure by a car dealer to fulfill its obligations under any repurchase program agreement may impact our results of operations if we are unable to dispose of such vehicles at prices estimated at the time of purchase.

We carry substantial risk that the market value of a used vehicle at the time of its disposition may be less than its estimated residual value at such time. If we are unable to dispose of our used vehicles at prices that are equal to or greater than their estimated residual value, our depreciation costs will increase and we will incur losses resulting from the disposal, which may have material and adverse impact on our financial results. As our fleet size continues to grow, inability to dispose our used vehicles at desirable prices or timing or through appropriate channels could have significant impact on our business.

Our limited operating history in an emerging and rapidly evolving industry may not provide an adequate basis on which to evaluate our business and future prospects.

We have a limited operating history. We began to provide chauffeured car services and car rental services in 2006 and 2008, respectively. We believe our future success depends on our ability to significantly increase revenues as well as achieve profitability from our operations. Our limited operating history makes it difficult to evaluate our business and future prospects. You should consider our future prospects in light of the risks and challenges encountered by a company with a limited operating history in an emerging and rapidly evolving industry. These risks and challenges include, among other things,

•                  our ability to continue our growth as well as achieve and maintain profitability;

•                  preservation of our competitive position in the car rental and car service industry in China;

•                  providing consistent and high-quality services to attract and retain individual customers and corporate clients;

•                  our ability to implement our strategies and make timely and effectively respond to competition and changes in customer preferences;

•                  our ability to increase awareness of our “eHi” brand and continuing to develop customer loyalty; and

•                  recruitment, training and retaining of qualified managerial and other personnel.

Our failure to raise sufficient capital to fund and expand our operations at a reasonable cost could reduce our ability to compete successfully.

Our business requires a significant amount of capital in large part because we are prompted to continue to grow our fleet and expand our business in existing markets and to additional markets where we currently do not have operations. Our capital expenditures totaled RMB286.6 million, RMB601.1 million and RMB1,327.7 million (US$214.0 million) in 2012, 2013 and 2014, respectively, which were primarily used for vehicle purchases. We may require additional funding to implement our expansion strategy by offering additional equity or debt securities or obtaining additional credit facilities in the future. The sale of additional equity or equity-linked securities could result in dilution of your shareholdings. As we engage in debt financing, our ability to incur additional indebtedness may be restricted. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•                  economic, political and other conditions in China and elsewhere;

•                  our future results of operations, financial condition and cash flows; and

•                  general market conditions for capital raising activities in our industry.

If we fail to raise sufficient capital to fund and expand our operations at a reasonable cost, we may not be able to, among others:

•                  increase our fleet size;

•                  expand our operations in current or additional cities in China;

•                  enhance our sales and marketing and strengthen our general and administrative teams;

•                  continue to improve our proprietary technology platform;

•                  acquire businesses complementary to ours;

•                  hire, train and retain qualified employees;

•                  develop and introduce service enhancements to our clients; or

•                  respond to competitive pressures or unanticipated working capital requirements.

Uncertainties regarding the growth and profitability of the car rental and car service industry in China could adversely affect our revenues and business prospects.

Currently all of our revenues are generated from our car rentals and car services. While car rentals and car services have existed in China since the 1990s, the long-term prospects of the car rental and car service industry in China remain relatively untested. Our future operating results will depend on numerous factors affecting the development of the car services industry in China, some of which may be beyond our control. These factors include:

•                  the growth of demand for car rentals and car services in China, and the rate of any such growth;

•                  the trust and confidence level of customers in car rentals and car services providers in China, as well as changes in customer demographics and preferences;

•                  the selection, price and popularity of vehicles that we and our competitors offer;

•                  the emergence of alternative transportation service models that better address the needs of customers in China;

•                  general economic conditions, particularly economic conditions affecting discretionary consumer spending; and

•                  the legal environment that may impact our business operations or expansions.

A decline in the popularity of driving, car rentals or car services in general, or any failure by us to adapt our business model and improve customer experience in response to trends and customer needs and preferences, will adversely affect our revenues and prospects.

Various government policies on automobile control and management, such as vehicle plate control and restrictions on automobile purchases and ownership, may increase our operating costs, limit our future expansion or otherwise adversely affect our business, results of operations and prospects.

The significant increase in the number of vehicles in China, primarily in major cities, and the traffic and pollution resulting from this increase have drawn the attention of both the government and the public. To address this issue, local governments in China have promulgated various policies to limit the increase in the number of vehicles, such as restricting the number of new local vehicle plates issued. For example, Beijing, Shanghai, Guangzhou, Tianjin, Hangzhou and Guiyang city governments have adopted policies regarding issuing a limited number of local vehicle plates and/or restricting the entrance of vehicles with non-local vehicle plates into certain areas of the city. In addition, some cities in China, such as Beijing, Nanchang, Chengdu and Guiyang, also implemented traffic control measures banning vehicles with certain license plate numbers to be on the road or into certain areas of the city during certain hours in a workday or certain days in a given week. If more cities adopt vehicle plate control policies, our costs to obtain new vehicle plates in such cities may significantly increase and our future expansion in these cities may be limited, which may materially and adversely affect our business, results of operations and prospects. In addition, if a large number of our rental cars is found in violation of these traffic control measures, we may be subject to fines for such violations which may increase our operating costs and expenses.

Other government policies on automobile purchases, ownership, related taxes and other charges may also have a material effect on our business. In the past years the PRC government has provided some tax reductions or government subsidies on certain types of automobile purchases. We are not in a position to predict whether any tax reduction or government subsidy for automobile purchases will be granted or continued in the future. In the event that any adverse changes of existing government policies on automobile purchases, ownership, related taxes and other charges are adopted by the PRC government, it may materially and adversely affect our results of operations and limit our further expansion.

Our business is seasonal, and a disruption in our operations during our peak or off peak seasons could materially adversely affect our results of operations.

We generally experience some effects of seasonality due to increases in leisure travel and decreases in business travel activities during the summer season and public holidays in China such as Chinese New Year, Labor Day and National Day, although the seasonal impacts on our car rentals and car services may, to some extent, be offset by each other. In addition, we typically launch promotions for certain car rentals and car services in selected cities after major holidays in China. Seasonal changes in our revenues do not alter certain of our expenses, like depreciation, rent and insurance, that are fixed in the short run, typically resulting in higher profitability in periods when our revenues are higher and lower profitability in periods when our revenues are lower. Our revenues may also fluctuate due to inclement weather conditions, such as snow or rain storms. In addition, other seasonality trends may develop and the existing seasonality that we experience may change.

Unidentified individuals claiming to be company employees with information about the operations of our company have alleged that we have publicly misrepresented financial information and key operating metrics. Our company has investigated these allegations and determined they are without merit. However the public dissemination of these allegations could affect our reputation, our business, the market for our securities and the price of our ADSs.

We have been, and in the future may be, the target of anti-competitive, harassing, or other detrimental conduct by third parties. Such conduct includes malicious allegations, anonymous or otherwise, regarding our personnel, business, operations, accounting, prospects or business ethics. Additionally, allegations, directly or indirectly against us, may be posted in internet chat-rooms or on blogs, social networks websites or any other websites by anyone on an anonymous basis. We have been, and in the future may be, required to expend significant time and incur substantial costs to address such malicious allegations or other detrimental conduct.

In October 2014, our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP (“PwC”), received a letter from one or more unidentified individuals claiming to be a group of company employees and alleging that we had misrepresented our financial performance and key operating metrics in the registration statement and prospectus that we had filed with the SEC earlier that month. The underwriters whose names appeared on the cover of the registration statement we filed in October 2014 also received a similar letter. The unidentified author or authors of the letter appeared to have had access to information about our company not in the public domain. They alleged that we had: (i) misrepresented the size of our fleet by including certain cars that were lost or otherwise no longer in our possession; (ii) misrepresented the size of our fleet by including certain cars, even though those cars were allegedly no longer suitable for rental or otherwise no longer operating, and accounted for those cars on our balance sheet at a high residual value, above their actual residual value, because we allegedly set a low depreciation rate; (iii) exaggerated fleet utilization rates by counting lost and idle cars as if they were still operating rental cars, and thus inflated our rental transaction volume; (iv) fabricated contracts to generate phony rental revenue from lost and idle cars, and increasingly so during the period leading up to this offering; (v) set up or acquired several sham companies for the purpose of engaging in fake transactions with us in the first two quarters of 2014; (vi) misrepresented our costs by delaying payments to a large number of third-party service providers in the first two quarters of 2014; and (vii) inflated the amount of traffic to our website (as measured by Alexa, an internet data provider) by hiring a traffic-generating service provider (collectively, the “Allegations”). In support of the Allegations, the unidentified author or authors provided lists of allegedly lost or idle vehicles identified by license plate and vehicle identification number, screen shots of our internal system data, charts providing financial information and operating metrics, and tables comparing our web traffic to that of other companies. The unidentified author or authors of the letter, however, declined to provide additional information including contact details when asked. They have also refused requests to identify themselves or to speak with our company or the lead underwriters.

Promptly after receiving a copy of the letter, the law firm of O’Melveny & Myers LLP (“OMM”) was instructed to conduct an investigation into the Allegations at the direction of our audit committee. OMM then retained Kroll Associates (Asia) Limited (“Kroll”), an international investigations and forensic accounting firm to assist with its investigation. OMM undertook an extensive investigation with the assistance of Kroll. Based on their investigation, OMM concluded that the Allegations are without merit. We also concluded that the Allegations are without merit. PwC has considered the results of OMM’s work and also performed additional audit procedures. It did not qualify or modify its audit report on our consolidated financial statements for the years or periods affected by the Allegations, including the financial statements incorporated herein.

On November 12, 2014, PwC received a communication from a non-employee who allegedly obtained information from one of our employees, alleging that (i) certain cars in our fleet were not suitable for rental and were accounted for at a high residual value above their actual residual value, and (ii) we had misrepresented the size of our fleet by including certain cars that were lost. These allegations mirror those made in the letters received in October 2014 by PwC and the underwriters whose names appeared on the cover of the registration statement. With respect to the allegation that certain cars in our fleet were not suitable for rental and were accounted for at a high residual value above their actual residual value, the majority of the cars identified in the November 12, 2014 communication were included in the October 2014 communication. With respect to the allegation that we had misrepresented the size of our fleet by including certain cars that were lost, all of the cars identified in the November 12, 2014 communication were included in the October 2014 communication. We instructed OMM to conduct a supplemental investigation into the allegations contained in the November 12, 2014 communication. Based on that supplemental investigation, OMM concluded that the allegations in the November 12, 2014 communication are without merit. After conducting further procedures to evaluate the vehicles identified in the November 12, 2014 communication, as well as the source of the allegations contained therein, we have concluded that the allegations in the November 12, 2014 communication are without merit and that the accounting treatment of the additional identified cars is consistent with our policies as described in the registration statement.

Although we have concluded that the allegations are without merit, the author or authors of the allegation letters or the communication could reiterate their allegations or come up with additional allegations that are without merit in a public forum. They could contact the press or publish the allegations on the internet, and it is possible that the allegations would then result in adverse publicity for our company. That publicity could have a materially adverse effect on our business and our reputation, and as a result, could adversely affect the market for our securities or the price of our ADSs. Even though the allegations are without merit, they may lead to one or more investors to file securities class action or other lawsuits against us, which could harm our reputation and business, and could distract our management from day-to-day operations of our business. We cannot assure you that we will be able to obtain the dismissal of any such lawsuits, even if they are without merit. We will also incur costs in managing and defending any such litigation and may incur related indemnity obligations. We may need to pay damages or settle any such litigation with a substantial amount of cash. These costs could have a material adverse impact on our business, our reputation, our results of operation and cash flow.

If we are unable to enhance our brand recognition and maintain a high level of customer satisfaction, we may not be able to attract or retain customers, and our brand and results of operations may be adversely affected.

We believe our “eHi” brand is integral to our success, including the success of our sales and marketing efforts and our efforts to grow our car rentals and car services business. Our continued success in enhancing our brand depends, to a large extent, on our ability to consistently provide quality services and customer experience across our service network and introduce new services and vehicle models to meet customer demands, and to respond to competitive pressures and changing regulatory environment. Failure to provide customers with high-quality services and experiences could harm our reputation and adversely affect our efforts to develop “eHi” as a trusted brand. From time to time, our customers express dissatisfaction with our services, including those related to the availability, condition and reservation time of our vehicles, and our response time to customers’ questions or vehicle incidents. To the extent dissatisfaction with our services is widespread or not adequately addressed, our reputation could be harmed, our efforts to develop “eHi” as a trusted brand and to provide enhanced customer experience would be adversely impacted, which may in turn adversely affect our operating results and our ability to attract new customers and retain existing customers.

In addition, any negative publicity, regardless of its veracity, could harm our brand image and reputation. Furthermore, pursuant to the global affiliation agreement we entered into with Enterprise China, our signage and logo are displayed alongside the signage and logos of certain subsidiaries of Enterprise, including “Enterprise,” “Enterprise-Rent-A-Car,” “Alamo,” “Alamo Rent A Car,” “National” and “National Rent A Car,” in several cities in China and certain major North American gateway airports. Any negative publicity involving such brands or deterioration in the quality of services provided by these subsidiaries of Enterprise may also harm our brand image.

Customer violation of traffic rules could result in suspension of some of our vehicles from operation and we may not be able to fully recover the fines arising from our customers’ violations.

China operates a “traffic points” system under which each driver is allotted 12 points for each calendar year. Traffic violations are penalized through, among other things, fines and deduction of the traffic points. For traffic violations caught by law enforcement officers, the point deduction is imposed on the driver. For traffic violations caught by automated traffic enforcement systems, for example, running a red light that was recorded by a traffic camera, the point deduction is imposed on the vehicle.

Vehicles in use for less than five years in China used to be subject to mandatory biennial inspection by transportation authorities. Such rules were changed by the Opinion regarding Strengthening and Improving the Inspection Work of Automobile Vehicles, or the Inspection Work Opinion, issued in May 2014. According to the Inspection Work Opinion, starting from September 1, 2014, non-operational cars and other small-size, mini-type passenger vehicles which are registered for less than six years are exempted for vehicle inspections, and such vehicles which are registered for more than six years (including six years) are still subject to vehicle inspections. For a vehicle to pass the inspection, all point deductions recorded on the vehicle must be offset by applying the drivers’ available points.

Some of our vehicles have point deductions recorded on them due to customer traffic violations caught by automated traffic enforcement systems. For our vehicles to pass their mandatory biennial inspection, we coordinate with our customers who committed the traffic violations to offset the point deductions recorded on our vehicles by applying their available points. However, depending on the volume of vehicles due for inspection and the time required to coordinate with our customers, we sometimes were unable to timely offset all the point deductions on our vehicles before their inspection dates, and may be unable to do so in the future. If we fail to promptly offset the point deductions recorded on our vehicles, our vehicles will not be able to pass the inspection and will be suspended from road use and disposition until all points deductions are offset, which may materially and adversely affect our business, results of operation and financial condition. Historically, the number of our vehicles that did not pass the mandatory vehicle inspection was minimal.

In addition, while we obtain pre-authorized credit card payments when our car rental customers pick up or return the rental vehicles, such pre-authorized payments may not be sufficient to cover fines arising from such customers’ traffic violations. In the event that traffic fines exceed the pre-authorized payment amount, we may not be able to fully recover outstanding balances from such customers in time or at all, which may materially and adversely affect our business, results of operation and financial condition.

If we fail to protect our customers’ confidential information stored in our systems, our reputation or brand may be harmed, and we may be exposed to liability and loss of customers.

Our reservation system stores, processes and transmits our customers’ confidential information, including identity information, driver’s license numbers, contact information and other sensitive data. We rely on encryption, authentication and other technologies, as well as administrative and physical safeguards, to secure such confidential information. Any compromise of our information security could damage our reputation and brand and expose us to risks of costly litigation and liability that could materially harm our business and operating results. We and our third-party data center facilities may not have adequately assessed the internal and external risks posed to the security of our systems and information and may not have implemented adequate preventative safeguards or take adequate reactionary measures in the event of a security incident. Any failure to protect such confidential information could harm our reputation and brand and expose us to liability and loss of customers.

We rely on third-party service providers for certain aspects of our business.

We depend on third-party service providers for certain aspects of our business. For example, we rely on third parties to complement our coverage for chauffeured car services in certain cities, implement and maintain certain aspects of our technology system, and supplement our vehicle repair and maintenance capabilities. Although we actively monitor the operations of these third-party service providers, and under certain circumstances have the ability to terminate their services for failure to adhere to contracted operational standards, we are unlikely to detect all the problems. If these third-party service providers do not provide adequate services to our customers or us, we have to seek to replace such service providers or remedy the inadequate services, and our reputation, brand image and our business could be materially adversely affected. We may also be held responsible for actions or non-actions of such third parties, which may expose us to possible liabilities.

Restrictive covenants contained in credit facilities may limit our ability to incur additional indebtedness and restrict our future operations, and failure to comply with these restrictive covenants may adversely affect our liquidity, financial condition and result of operations.

We are subject to restrictive covenants under our credit facilities with banks and third-party financing companies. These restrictive covenants include, among other things, financial covenants such as maintaining our shareholding structure, limitations on our ability to incur additional indebtedness or create new mortgages or charges, making timely reports, restrictions on the use of proceeds and asset sales, and requirements to provide notice or obtain consent for certain significant corporate events. In addition, as part of our financing arrangements entered into with several third-party financing companies, we pledged some of our vehicles as well as 10.86% and 100% of the equity interest in two of our PRC operating subsidiaries to such third-party financing companies, and agreed not to dispose of these collaterals during the term of such financing arrangements.

Failure to meet any of these financial covenants or any other restrictive covenants in the future may entitle lenders to declare all outstanding borrowing and accrued and unpaid interest to be immediately due and payable and requires us to pay accrued and unpaid interest at higher interest rates. Furthermore, any event or default or acceleration of payment in a credit facility may trigger cross-default or cross acceleration provisions in other credit facilities. If lenders accelerate the repayment of our borrowings, we may not have sufficient cash to timely repay the borrowings and any repayment may disrupt our cash flow and liquidity plans. Additionally, we have provided collaterals under certain credit facilities. If we cannot repay these borrowings, lenders may take ownership of other collaterals granted to them or choose to enforce their security rights thereunder. As a result, we may lose access to our assets as collaterals and be unable to engage in certain business activities or finance future operations or capital needs, and our business, financial condition and results of operations would be materially and adversely affected.

Shortage in vehicle supply or failure to pass on increased vehicle acquisition costs to customers may adversely affect our business and results of operations.

As of December 31, 2014, approximately 89% of the vehicles acquired by us were purchased through dealers of Volkswagen, General Motors, Honda, PSA Peugeot Citroen, SAIC Motor and Ford vehicles located in China. We may experience a shortage in the supply of certain vehicle models in the future. For example, if any supplier is unwilling or unable to provide us with vehicles in required quantities or to deliver vehicles on time, we may not be able to find alternative sources on satisfactory terms in a timely manner, or at all. If any shortage in vehicle supply occurs, our business and results of operations may be materially adversely affected.

In addition, we may face risks of increased vehicle acquisition costs, which may correlate with rising commodity and structural costs. Our average vehicle acquisition cost is also affected by other factors such as vehicle purchase tax and the mix of economy and premium vehicle models that we purchase. We generally do not enter into long-term contracts with our vehicle suppliers. If our suppliers do not offer us competitive prices and we are not able to purchase sufficient quantities of vehicles from alternative sources at commercially reasonable prices, or at all, we may be forced to purchase vehicles at higher prices and our vehicle acquisition costs may increase significantly. We cannot assure you that we will be able to pass on increased vehicle acquisition costs to our customers. Failure to pass on significant cost increases to our customers may have a material adverse effect on our business, results of operations and financial condition.

If any of our major vehicle suppliers encounter serious vehicle recall problems, our fleet size may be reduced for a certain period and our clients’ trust in the quality and safety of our fleet may be adversely affected.

Our vehicles may be subject to safety recalls by their manufacturers. Under certain circumstances, the recalls may cause retrieval of rented vehicles or temporary decline of reservations. If a large number of vehicles are the subject of simultaneous recalls, or if replacement parts needed are not in adequate supply, we may not be able to use the recalled vehicles for an extended period of time. Those types of disruptions could jeopardize our ability to fulfill existing contractual commitments and/or satisfy demand for our cars and car services, and result in the loss of business to our competitors. We could also face liability claims from our customers related to our vehicles subject to a safety recall. Depending on the severity of the recall, it could materially adversely affect our results of operations and adversely impair our customers’ trust in the quality and safety of our fleet.

If property rental costs, including rentals for parking spaces, increase significantly in the cities we currently have operations or we are unable to find suitable locations to expand our service network at a reasonable cost, our results of operations will be materially adversely impacted.

We plan to open more service locations in markets where we have a presence and to expand into additional cities in China to further grow our business. To operate our business, we need to rent offices, service locations and parking spaces for our staff and vehicles at convenient locations. We may not be successful in identifying and leasing additional properties and parking spaces at desirable locations and on commercially reasonable terms, or at all. In addition, we may not be able to renew our current lease agreements after expiration or secure replacement properties or parking spaces with reasonably commercial terms, or at all. In such cases, our ability to execute our growth strategy could be impaired and our business, results of operations and prospects may be materially adversely affected. Furthermore, if property rental costs increase significantly, in particular for parking spaces, our results of operations may be materially adversely affected.

We depend on key and highly skilled personnel to operate our business, and if we are unable to retain our current personnel or hire additional personnel compatible to our expansion size, our ability to successfully develop and market our business could be harmed.

Our managerial and other employees operate our service locations and interact with our customers on a daily basis and are critical to maintaining our consistent and high-quality services, as well as our established brand and reputation. We aim to recruit, train and retain skilled and motivated customer oriented managerial and other employees. We need to recruit and train qualified managerial and other employees on a timely basis to keep pace with our rapid growth. There may be a limited supply of such qualified individuals in some markets in China where we have operations and cities into which we intend to expand. We also need to provide continuous training to our managerial and other employees so that they can stay abreast of changes in our operations and consumer preferences and demands, and meet and implement our quality standards. If we fail to recruit, train and retain qualified managerial and other employees, our service quality may decrease, which in turn may have a material and adverse effect on our brand, our business, and our financial condition and results of operations.

Our success significantly depends upon the continuing service of our senior management team, including Mr. Ray Ruiping Zhang, our founder, chairman and chief executive officer, Dr. Leo Lihong Cai, our executive vice president of sales and marketing, Mr. Colin Chitnim Sung, our chief financial officer and Mr. Chun Xie, our chief information officer. We rely on our management team’s experience in business operations, their business vision, management skills and working relationships with our employees, customers, suppliers, third-party service providers and other business partners to execute our business strategies and to achieve our business objectives. In addition, our ability to attract and retain key personnel is a critical aspect of our competitiveness. If one or more members of our senior management team or other key employees are unable or unwilling to continue in their present position, we may not be able to replace them easily, or at all. As a result, our business could be severely disrupted and our financial condition and results of operations could be materially adversely affected.

If the average salary or statutory welfare expenses of our employees increase significantly, our profitability may be materially adversely impacted.

As of December 31, 2014, we had 3,475 full-time and 543 part-time employees. We believe we will continue to hire additional employees to keep in line with our expansion.

China has recently experienced a significant increase in employment compensation levels. If the average salary of our employees increases significantly, our profitability may be materially adversely impacted. In addition, under various PRC labor-related laws, rules and regulations, employers are required to contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, work-related injury insurance, maternity leave insurance, and housing accumulation funds. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. If the relevant PRC authorities determine that we shall make supplemental social insurance and housing fund contributions and/or that we are subject to fines and legal sanctions, our business, financial condition and results of operations may be adversely affected.

Significant increases in fuel costs or limitations in fuel supplies could seriously harm our business.

We are generally responsible for fuel costs and supplies when providing chauffeured car services. While customers using our car rental services are typically responsible for the costs of fuel during the rental term, any increase in fuel costs or limitation in fuel supplies may discourage them from renting vehicles from us. Fuel prices in China increased significantly in 2012 and 2013, which has increased our vehicle operating expenses. Continued significant increases in fuel prices or a severe or protracted disruption of fuel supplies could have a material adverse effect on our financial condition and results of operations.

We face risks related to liabilities resulting from the use of our vehicles by our customers.

We are exposed to claims for personal injury or death and property damage as a result of automobile accidents involving vehicles driven by our customers or chauffeured car services provided by our drivers or third party service providers outsourced by us. We depend on our staff, customers and, in some cases, third party operators, for pre-rental inspections in order to identify any apparent or potential damage or safety concerns with the vehicles. However, if a customer uses a car that has worn tires or some mechanical or other problem, including a manufacturing defect, which contributed to a motor vehicle accident that results in a death or property damage, we may still be a defendant of the claims for the alleged liabilities of the accident and the damage resulting from it. Furthermore, according to the PRC Torts Law, when the driver of a rental car who is not the owner of the vehicle is held liable for a traffic accident, liability will first be covered by the insurance company providing the compulsory traffic accident insurance of the vehicle, and the driver shall be responsible for the portion not covered by the compulsory traffic accident insurance. However, since judicial proceedings determining the cause of a motor vehicle accident can be lengthy and costly, and the results of such proceedings may be uncertain, we may not be successful in defending ourselves each time such an incident occurs. If a significant number of such claims cannot be resolved, our reputation could suffer.

We could be negatively affected if our insurance coverage proves to be limited or inadequate.

We may suffer from insufficient insurance coverage for our vehicles or liabilities resulting from our operations. We bear the risk of damage to or losses of our vehicles, including those caused by accident, theft or natural disaster. We are also exposed to claims for personal injury or death and property damage as a result of automobile accidents involving vehicles driven by our customers or chauffeured car services provided by our drivers or third party service providers outsourced by us. We maintain motor vehicle damage insurance, third-party liability insurance, compulsory traffic accident insurance and other insurance coverage, although there can be no assurance that such coverage will be sufficient or adequate. Furthermore, due to the large volume and broad geographic coverage and rapid growth of our fleet, we may fail to renew our insurance policies on a timely basis although we have not experienced any failure or material delay in renewing our insurance policies as of the date of this annual report. A successful claim against us beyond the scope or limit of our or our third party service provider’s insurance coverage may have a material adverse effect on our business, financial condition and/or results of operations. In addition, uninsured claims filed against us or the inability of our insurers to pay otherwise-insured claims would have an adverse effect on our financial condition. Moreover, if the insurance premiums we pay to the insurance companies increases significantly, our results of operations would be materially adversely affected.

In addition, we face risks and contingent losses resulting from car theft. We equip all of our vehicles with GPS-based tracking devices that monitor the precise location of the vehicles at all times, and a significant majority of such devices are covered by GPS product liability insurance. However, sophisticated thieves could locate and disable such devices, which may lead to an increase in our lost vehicles from car theft. Since our inception in 2006, we had written off a total of 140 vehicles as of December 31, 2014 as a result of car theft and other reasons. As we have not maintained any robbery or theft insurance for our vehicles, such losses may not be sufficiently covered by the GPS product liability insurance, which may adversely affect our results of operations.

Future acquisitions could prove difficult to integrate or disrupt our business and lower our operating results.

Our growth strategy may involve the acquisition of businesses and/or entities, or entering into strategic partnerships or alliances in areas in which we do not currently operate or have sufficient capacity to operate. For example, we made a strategic investment in Travice Inc., which develops and operates the Kuaidi mobile taxi and car calling service provider in April 2014. Our future strategic investments and acquisitions may expose us to potential risks, including risks associated with:

•                  fluctuations in our future financial results, such as potential decrease in our margins and profitability;

•                  integration of new operations, services and personnel;

•                  exposure to unforeseen or hidden liabilities;

•                  diversion of resources from our existing businesses and technologies;

•                  our failure to generate sufficient revenues to offset the costs of acquisitions; and

•                  potential loss of, or harm to, relationships with suppliers, clients or employees.

If any of these happens, it may have a material adverse effect on our ability to manage our business or otherwise have a material adverse effect on our business, financial condition or results of operations.

We may be exposed to intellectual property infringement and other claims, which could be time-consuming or costly to defend and may result in substantial damages.

Our success depends on our ability to use and develop our proprietary, comprehensive suite of technology systems, and our other intellectual property rights. We may face challenges to our intellectual property rights and be subject to claims that we have infringed on third parties’ intellectual property rights. The validity and scope of claims relating to our proprietary technologies or other intellectual property rights may involve complex scientific, legal and factual questions and analysis, and therefore the outcomes may be highly uncertain. The defense and prosecution of intellectual property suits and related legal and administrative proceedings may be costly and may significantly divert the attention and resources of our personnel. An adverse determination in any such litigation or proceedings to which we may become a party may subject us to significant liability, require us to seek licenses from third parties, pay royalties or subject us to injunctions prohibiting the use of the relevant intellectual property rights.

We have entered into a global affiliation agreement with Enterprise China in connection with our Series D private placement with Crawford, the parent company of Enterprise Holdings. Under this agreement which Enterprise China, its affiliate, Enterprise Holdings and their affiliates, or collectively Enterprise, have granted us, in certain designated region, a royalty free license with the right to sublicense certain of their trademarks, service marks, trade names, signage and logos, symbols and designs associated with the names “Enterprise,” “Enterprise-Rent-A-Car,” “Alamo,” “Alamo Rent A Car,” “National” and “National Rent A Car” for the purpose of pursuing business referrals between Enterprise and us, processing such referrals and servicing business referred to us by Enterprise. If we or any of our sublicensees use these licensed intellectual properties improperly or outside the scope of the license granted to us, we may be subject to claims of trademark or other intellectual property infringement by Enterprise. In the case that Enterprise does not have all the requisite rights to grant us an exclusive license to use such marks, we may be subject to claims of trademark or other intellectual property infringement by the rightful owners of these marks for using these intellectual property rights for unauthorized using these intellectual property rights. Any resulting litigation may be time-consuming and costly, with inherent uncertainty as to the outcome. If these owners successfully assert a claim for intellectual property infringement against us, the liability may adversely impact our business, financial condition and results of operations.

Failure to adequately protect our intellectual property rights could substantially harm our brand, our business and results of operations.

We believe our brand, trademarks, software copyrights, trade secrets and other intellectual property rights are critical to our success. Any unauthorized use of our intellectual property rights could harm our competitive advantage and business. We have granted Enterprise, in certain designated region, a royalty free license with the right to sublicense certain of our trademarks, service marks, trade names, signage and logos, symbols and designs associated with the name “eHi” for the purpose of pursuing business referrals between Enterprise and us, processing such referrals and servicing business referred to Enterprise by us. If Enterprise or any of its sublicensees uses these licensed intellectual properties improperly or outside the scope of our license, our brand and intellectual property rights may be harmed. Our efforts in protecting our brand and intellectual property rights may not always be effective. We regularly file applications to register our trademarks in China, but may not be able to register such trademarks, or register them within the categories we seek. Similar trademarks registered under other different categories may dilute our brand and image. Historically, China has not protected intellectual property rights to the same extent as the United States, and infringement of intellectual property rights continues to pose a serious risk in doing business in China. Monitoring and preventing unauthorized use is difficult. The measures we take to protect our intellectual property rights may not be adequate or sufficient. As the right to use Internet domain names is not rigorously regulated in China, other companies may have incorporated in their domain names elements similar in writing or pronunciation to our trademarks and domain names. We have also entered into confidentiality and non-compete agreements with our key employees that prohibit them from disclosing confidential information. However, these agreements may not effectively prevent unauthorized disclosure of confidential information and it may be difficult or expensive for us to enforce these agreements. Our business may be materially adversely affected if we fail to adequately or sufficiently protect our brand, trademarks, copyrights, trade secrets and our other intellectual property rights.

We have granted, and may continue to grant, employee share options, restricted shares or other equity incentives in the future, which may result in increased share-based compensation expenses and adversely affect our results of operations.

We adopted the 2010 Plan in April 2010, which was amended and restated in December 2010 and August 2014. In October 2014, we adopted the 2014 Plan, which become effective immediately after the completion of our initial public offering in November 2014. We are required to account for share-based compensation as an expense based on the grant date fair value of share options, restricted shares or other equity incentives to employees with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. As of the date of this annual report, a total of 5,120,725 options and 450,000 issued but not fully vested restricted shares granted under the 2010 Plan were outstanding, and we had not granted any options or other equity incentives under the 2014 Plan. If we grant more options, restricted shares or other equity incentives, we could incur significant compensation charges and our results of operations could be adversely affected.

An economic downturn could result in a decline in business and leisure travel activities, which could materially adversely affect our business.

Our results of operations are affected by many economic factors, including the level of economic activity in the car rental and car service industry in China. Any actual or perceived threat of a financial crisis in China could have an adverse impact on the car rental and car service industry, including a tightening of the credit markets, reduced business and leisure travels, reduced customer spending and volatile fuel prices. According to the National Bureau of Statistics of China, China’s GDP growth slowed to 7.4% in 2014. Any prolonged slowdown in China’s economy might lead to tightened credit market, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. In response to their perceived uncertainty in economic conditions, our customers may also delay, reduce or cancel their travel activities. To the extent any fluctuations in the Chinese economy significantly affect our customers’ demand for our services or change their spending habits, our results of operations may be materially adversely affected.

Disputes with our strategic partners may arise during our cooperation with such partners, which may result in indemnification or other claims against us and/or termination of the cooperation and have an adverse impact on our business, results of operations and prospects.

We have entered into strategic partnerships with two leading travel service providers, Enterprise and Ctrip. We are the designated and preferred business partner of Ctrip in providing car rental services and Ctrip integrated access to our online reservation system in its Ctrip Travel mobile application in June 2014 as part of our cooperation. In December 2014, we started to expand our chauffeured car services to business-to-consumer model through Ctrip’s website, mobile applications and offline channels. In addition, our global affiliation agreement with Enterprise China, entered into in March 2012, provides a wide range of arrangements, including rental referrals and trademark licensing. In performing the obligations under these cooperation, disputes may arise with respect to matters such as the improper use of the relevant licensed intellectual property rights, non-compliance of performance standards, non-competition, resolutions of customer complaints, and reimbursement of expenses relating to rental referrals. We and our strategic partners may have different interpretations of certain contractual provisions in relevant agreement, in particular, the various provisions in these agreements that require, for instance, “reasonable efforts” in rental referrals and “commercially reasonable efforts” to facilitate and support the other party’s marketing activities. Our failure to resolve these disputes may subject us to indemnification or other claims from our strategic partners. In addition, our strategic partners may terminate these cooperation arrangements if we commit a material breach of relevant agreement or certain provisions set out in our Series D and Series E share purchase agreements and the investors’ rights agreement if such breach is not curable or is not cured within a specified period. Such claims and/or termination of these agreements may adversely affect our business, results of operations and prospects.

We face risks related to natural disasters and health epidemics in China, which may materially adversely affect our business and results of operations.

Our business may be materially adversely affected by natural disasters or the outbreak of health epidemics in China. For example, in May 2008, Sichuan Province suffered a strong earthquake measuring approximately 8.0 on the Richter scale, and in April 14, 2010, another severe earthquake measuring approximately 7.1 hit part of Qinghai province in western China, each of which caused widespread damage and casualties. In addition, in the last decade, China has suffered health epidemics related to the outbreak of avian influenza (including H1N1 and H7N9 subtypes) and severe acute respiratory syndrome, or SARS. If such health epidemics become widespread in China or increase in severity, it may have an adverse effect on economic activities in China, with the potential to severely disrupt our business operations and harm our results of operations. Any future natural disasters or health epidemics in the PRC may also materially adversely affect our business and results of operations. In addition, unfavorable developments in domestic and international politics, including military conflicts, political turmoil and social instability, may also adversely affect consumer confidence and reduce customer spending, which could in turn materially and adversely affect our growth and profitability.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of and for the three years ended December 31, 2014, we and our independent registered public accounting firm identified two material weaknesses and other control deficiencies, each as defined in the standards established by the U.S. Public Company Accounting Oversight Board, or the PCAOB, in our internal control over financial reporting as of December 31, 2014. As defined in the standards established by the PCAOB, a “material weakness” is a significant deficiency, or combination of significant deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects our ability to initiate, authorize, record, process, or report external financial data reliably in accordance with U.S. GAAP such that there is more than a remote likelihood that a misstatement of our financial statements that is more than inconsequential will not be prevented or detected by our employees.

The material weaknesses identified related to insufficient accounting resources and expertise necessary to comply with the U.S. GAAP and lack of sufficient and documented financial closing policies and procedures. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. In light of the material weaknesses and control deficiencies that were identified as a result of the limited procedures performed, we believe it is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses and control deficiencies may have been identified.

Following the identification of the material weaknesses and other control deficiencies, we have taken measures and plan to continue to take measures to remedy these material weaknesses and control deficiencies. See “Item 5. Operating and Financial Review and Prospects — Internal Control over Financial Reporting” for more details of our remediation measures.  However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these material weaknesses and control deficiencies or our failure to discover and address any other material weaknesses and control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2015. If we fail to remedy the material weaknesses and control deficiencies identified above, our management may conclude that our internal control over financial reporting is not effective. This may adversely impact the market price of our ADSs due to a loss of investor confidence in the reliability of our reporting processes. We will need to incur costs and use management and other resources in order to comply with Section 404.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board and, as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issued the audit reports included in this annual report filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections and lose confidence in our reported financial information and procedures and the quality of our financial statements.

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the United States. On January 22, 2014, the Administrative Law Judge, or ALJ, presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit workpapers to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months. The Big Four PRC-based accounting firms appealed the ALJ’s initial decision to the SEC. The ALJ’s decision does not take effect unless and until it is endorsed by the SEC. In February 2015, each of the Big Four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. If future document productions fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. If the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our ADSs from the New York Stock Exchange or the termination of the registration of our ADSs under the Exchange Act, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

We are an “emerging growth company” within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act, and are not required to comply with certain periodic disclosure and current reporting requirements of the Exchange Act. In addition, we are an “emerging growth company,” pursuant to the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company until the fifth anniversary from the date of our initial offering. We intend to rely on the exemption from auditor attestation requirement under Section 404.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We are a public company and incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NYSE, impose various requirements on the corporate governance practices of public companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. In particular, as an emerging growth company, we intent to rely on certain exemptions from various reporting requirements that are applicable generally to public companies. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Risks related to doing business in China

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could materially and adversely affect our business.

                             All of our business operations are conducted in China. As the car rental and car service industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during periods of general economic downturn. If China’s car rental and car service industry fails to grow as fast as it is forecasted, our focused car rentals and car services business will also be adversely affected. Accordingly, our business, results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. Although the Chinese economy is no longer a planned economy, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between Renminbi and foreign currencies, and regulate the growth of the general or a specific market. This government involvement has been instrumental in China’s significant growth in the past 30 years. The PRC government has adopted policies aimed at stimulating the economic growth in China. If the PRC government’s current or future policies fail to help the Chinese economy achieve further growth or if any aspect of the PRC government’s policies, such as measures related to the car rental and car service industry or on interest rate and tax regulations, limits the growth of the car rental and car service industry in China, our business, growth rate, strategies or results of operations could be materially and adversely affected.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our subsidiaries in China. Our operations in China are governed by the PRC laws and regulations. The PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. Furthermore, intellectual property rights, trade mark and confidentiality protections in China may not be as effective as in the United States or other countries. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Failure in obtaining all of the requisite permits, licenses or making all of the requisite filings or registrations or meeting other regulatory requirements for operating car rentals and car services business in China by us or any third-party service provider who cooperates with us may subject us to fines or other administrative actions.

As a car rentals and car services provider in China, we are subject to a number of permit, license, filing and other regulatory requirements for the car rentals and car services business. As the car rental and car service industry is at an early stage of development in China, the legislations continue to evolve and there are currently no national laws or regulations specifically regulating the car rental and car service industry except for the Notice on Promoting the Healthy Development of Car Rental Industry, or the 2011 MOT Notice, promulgated in April 2011 by the Ministry of Transport, or the MOT, which only sets forth certain general guidelines for the emerging car rental industry in China. The car rental and car service industry is mainly regulated by government authorities at local levels, which impose various regulatory requirements on the operating entities, vehicles or drivers, and such regulatory requirements vary from one place to another. The practice of local authorities may also deviate from the existing local rules. Some local authorities do not accept or process applications for certain permits, licenses or filings as required under the local rules. Furthermore, due to the unclear regulatory boundaries between car rentals or car services business and road transportation businesses or taxi businesses, although we do not believe any of our operating subsidiaries is a road passenger transportation service provider or a taxi service provider as our services are characterized by distinctive features, we cannot assure you that the government authorities take the same view as ours or will not change their views in the future.

According to the 2011 MOT Notice, a car rental company must obtain appropriate approval before it may conduct road passenger transportation business. However, the 2011 MOT Notice does not define the term “road passenger transportation business.” Furthermore, some local rules explicitly restrict a car rental company from concurrently providing chauffeur services and car rental services through the same entity. In August 2011, Shanghai Municipal Transport and Port Authority issued Certain Opinions on Standardizing the Regulation of Car Rental Industry, which provides that car rental companies shall not provide drivers for the vehicles they rent but may at the requests of their customers sign service agent contracts on behalf of their customers with third-party labor service companies, under which the labor service companies may provide drivers to car rental customers. We currently provide chauffeured car services primarily to our corporate clients and generally enter into long-term framework agreements with these corporate clients, pursuant to which our vehicles and chauffeur services are provided by different subsidiaries under separate contracts. Our PRC counsel, Grandall Law Firm (Shanghai), has advised us that such business arrangements are not in violation of any existing applicable laws, regulations at national level or local rules of cities where we currently provide chauffeured car services in China. However, we cannot assure you that relevant local government authorities will not interpret the laws and regulations differently, find our activities in violation of relevant laws and regulations and impose penalties on us. If the relevant local government authorities is of the view that our business arrangements of chauffeured car services are not in compliance with applicable laws and regulations, we may be subject to fines and other administrative actions in some cities where we have provided such services. Furthermore, a company that sets up a branch to conduct business in a location outside its domicile must have such the branch registered with the local counterpart of the State Administration for Industry and Commerce, or SAIC.

As a result of the inconsistency in local rules and their interpretation and implementation, as well as fast expansion of our business, we have not obtained, made or timely renewed all of the requisite permits, licenses, filings or registrations for our business operations or fully complied with all other regulatory requirements applicable in the cities in which we currently operate our car rentals and car services business. In addition, we are in the process of renewing permits or licenses of certain subsidiaries such as Guangzhou Shanjing Car Repair Services Co., Ltd. (previously named as Guangzhou Haida Car Rental Co., Ltd.) We cannot assure you that we will obtain or successfully renew all of the requisite permits and/or licenses, make all of the requisite filings or registrations or set up all necessary branches in a timely manner, or comply with all other regulatory requirements in the future. Moreover, we cannot assure you that all the third-party service providers engaged by us have met all such regulatory requirements either, which may subject us to fines and other administrative actions. Government authorities at various levels may promulgate new regulations or rules, or change their interpretation or implementation of existing regulations and rules, which may subject us to new regulatory requirements that we may not be able to meet in a timely manner, or at all.

On August 12, 2014, administration of the Beijing Traffic Committee issued a Notice On Forbidding Car Rental Enterprises to Facilitate Illegal Transport Business, providing that a car rental enterprise is prohibited to (i) use private vehicles or other vehicles not belonging to it to conduct its car rental business, and (ii) to facilitate illegal transport business operators. Similar restrictions may be expanded to other areas in China. In January 2015, we entered into a series of contractual arrangements with our PRC incorporated variable interest entity Shanghai eHi Car Sharing Information Technology Co., Ltd., or eHi Car Sharing, and its shareholders, which is intended to provide an online platform for P2P car rental. P2P car rental is new mode of transportation, where vehicles are provided by private vehicles owners to individual customers via a third-party online platform. We are currently testing this business initiative. As P2P car rental is at a very early stage of development in China, there are currently no national or local laws or regulations specifically regulating such business. If in the future there are laws or regulations specifying that P2P car rental is illegal or the above notice shall apply to P2P car rental, then our online platform which facilitates the P2P car rental may be deemed in violation of laws and regulations and we may be subject to fines or other administrative actions.

As the car rental and car service industry is mainly regulated by government authorities at local levels, penalties arising from failure to obtain or renew any required permits, licenses or filings in a timely manner or at all or comply with any existing or future laws and regulations may be different in different locations, which generally include a fine up to RMB100,000 or up to ten times of the amount of illegal income per violation (depending on the amount of illegal income, if any), confiscation of illegal income, suspension of operations, detention of cars, revocation of the licenses or permits required for business operations. In addition, any business operation by a branch without a valid business license may subject to a fine up to RMB100,000.

Government control over currency conversion may limit our ability to issue dividends to our shareholders in foreign currencies, and may therefore adversely affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE by complying with certain procedural requirements. However, approval from or registration with the appropriate government authorities is required where Renminbi are to be converted into foreign currencies and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Fluctuations in exchange rate may have a material adverse effect on our results of operations and the value of your investment.

The value of Renminbi against U.S. dollars and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. In July 2005, the PRC government changed its decade-old policy of pegging the value of Renminbi to U.S. dollars, and Renminbi appreciated more than 20% against U.S. dollars over the following three years. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates to achieve policy goals. During the period between July 2008 and June 2010, the exchange rates between Renminbi and the U.S. dollars had been stable and traded within a narrow range. However, Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with U.S. dollars. Since June 2010, Renminbi has started to slowly appreciate against the U.S. dollars, though there have been periods recently when U.S. dollars appreciated against Renminbi. It is difficult to predict how long the current situation may last and when and how the relationship between Renminbi and U.S. dollars may change again.

There remains significant international pressure on the PRC government to adopt a flexible currency policy. Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the amount of U.S. dollars equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currencies. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

PRC regulations regarding mergers and acquisitions may make it more difficult for us to make future acquisitions or dispositions of our business operations or assets in China.

In 2006, six PRC regulatory agencies, including the CSRC, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules established additional procedures and requirements that could make merger and acquisition activities by foreign investors more complex and time-consuming. For example, the Ministry of Commerce, or MOFCOM, shall be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise or a foreign company with substantial PRC operations if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council on August 3, 2008 are triggered. Furthermore, MOFCOM promulgated the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors in August 2011, or the MOFCOM Security Review Rules, which came into effect on September 1, 2011, to implement the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011, or Circular No. 6. According to Circular No. 6, a security review is required for mergers and acquisitions of PRC domestic enterprises by foreign investors (i) having “national defense and security” concerns, and (ii) where the foreign investors may acquire the “de facto control” of the PRC domestic enterprises having national security concerns such as key farm products, key energy and resources, and key infrastructure, transportation, technology and major equipment manufacturing industries. Circular No. 6, however, does not define the term of “key” or “major,” nor has it exhausted all the industries that may be deemed as sensitive industries subject to the security review. According to the MOFCOM Security Review Rules, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the security review by MOFCOM, the principle of “substance over form” should be applied and foreign investors are prohibited from bypassing the security review requirement by structuring transactions through nominee holding structure, trusts, indirect investments, leases, loans, control through contractual arrangements, offshore transactions, or other means. PRC Anti-trust Law also requires certain merger and acquisition transactions be subject to merger control review by MOFCOM, and we may not be able to obtain necessary approval in case of our future merger and acquisitions.

If we do not seek the necessary approval, we could be subject to administrative fines or other penalties imposed by the relevant PRC authorities. However, because there are not always specific provisions of the fines or penalties for such violations under current PRC laws and regulations, it is uncertain what penalties we may face. In the future, we may grow our business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rules, the MOFCOM Security Review Rules, PRC Anti-trust Law and other related regulations to complete such transactions could be time-consuming and any approval procedures, including obtaining approval from the MOFCOM or its local counterparts, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. In addition, such additional procedures and requirements could make it more difficult or time-consuming for us to dispose of any of our business operations or assets in China.

We may be classified as a “resident enterprise” for PRC enterprise income tax purposes; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

The Enterprise Income Tax Law of the PRC, or the EIT Law, and its Implementing Rules, both of which came into effect on January 1, 2008, provide that enterprises established outside of China whose “de facto management bodies” are located in China are considered PRC “resident enterprises” and will generally be subject to the uniform 25% PRC enterprise income tax rate on their global income. Under the Implementing Rules of the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and other assets of an enterprise. In addition, a tax circular issued by the State Administration of Taxation, or the SAT, on April 22, 2009, referred to as Circular 82, provides that certain Chinese-invested enterprises controlled by PRC enterprises or PRC enterprise groups and established outside of China will be classified as resident enterprises only if all the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors with voting rights. Circular 82 also clarified that dividends and other income paid by such resident enterprises will be considered to be PRC sourced income and subject to PRC enterprise income tax. However, as Circular 82 only applies to enterprises established outside of China that are controlled by PRC enterprises or PRC enterprise groups, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises controlled by foreign individuals and entities like us or our offshore subsidiaries. We believe that neither our company nor any of offshore subsidiaries meets all the criteria set forth in Circular 82, because as holding companies, their key assets and records, including board and shareholders resolutions and minutes of board meetings and shareholders meetings, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding company with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Therefore, we believe neither our company nor any of our offshore subsidiaries should be deemed as a “resident enterprise” for PRC tax purposes. However, the tax resident status of our offshore entities is subject to determination by relevant PRC tax authorities and uncertainties remain with respect to their interpretation of the term “de facto management body” as applicable to our offshore entities. We will continue to monitor our tax status. If our company or any of our offshore subsidiaries is considered a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, our company or any of our offshore subsidiaries will be subject to the uniform 25% enterprise income tax rate on our global income and will have PRC enterprise income tax reporting obligations. Second, although under the EIT Law and its Implementing Rules dividends paid to us from our PRC subsidiaries would qualify as “tax-exempted income”, we cannot assure you that such dividends paid to our company or our Hong Kong subsidiaries will not be subject to enterprise income tax because the relevant PRC government authorities have not yet issued guidance with respect to the processing of outbound remittances to overseas incorporated enterprises controlled by foreign individuals and entities like us that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, dividends payable by us to our non-PRC investors or gains from the transfer of our common shares or ADSs may become subject to PRC withholding tax. Failure or delay in fulfilling such tax obligations may cause penalties imposed by PRC tax authorities.

The EIT Law will affect tax exemptions on the dividends we receive and we may not be able to obtain certain treaty benefits on such dividends.

We are a holding company incorporated under the laws of the Cayman Islands. We conduct substantially all of our business through our PRC subsidiaries and we derive all of our income from these subsidiaries. Prior to January 1, 2008, dividends received by foreign investors from foreign-invested enterprises in China were exempted from withholding tax. However, such tax exemption ceased after January 1, 2008 with the effectiveness of the EIT Law and its Implementing Rules, and a withholding tax rate of 10% will apply on such dividends (subject to reductions by the relevant tax treaties or similar tax arrangements, if applicable) except for accumulated and undistributed profit generated by foreign-invested enterprises before January 1, 2008 and distributed to foreign investors after the year of 2008.

According to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, signed on August 21, 2006, or the Hong Kong Tax Treaty, a company incorporated in Hong Kong, such as eHi Hong Kong and L&L, is subject to withholding income tax at a rate of 5% on dividends it receives from its PRC subsidiaries if it holds a 25% or more interest in such PRC subsidiaries, or at a rate of 10% if it holds less than a 25% interest in such subsidiaries. In addition, the SAT promulgated a tax circular on October 27, 2009, or Circular 601, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance, and a beneficial ownership analysis will be used based on a “substance over form” principle to determine whether or not to grant tax treaty benefits. On June 29, 2012, the SAT issued the Announcement of the SAT regarding Recognition of “Beneficial Owner” under Tax Treaties, or Announcement 30, which provides that a comprehensive analysis should be made when determining the beneficial owner status based on various factors that are supported by various types of documents, including the articles of association, financial statements, records of cash movements, board meeting minutes, board resolutions, staffing and materials, relevant expenditures, functions and risk assumption as well as relevant contracts and other information. As a result, although our Hong Kong subsidiaries eHi Hong Kong and L&L, each holds an interest of more than 25% in the PRC subsidiaries, it is more likely than not that eHi Hong Kong and L&L, as holding companies without other business substance, would not be entitled to the tax treaty benefits and enjoy the favorable 5% rate applicable under the Hong Kong Tax Treaty on dividends. If eHi Hong Kong and L&L cannot be recognized as the beneficial owner of the dividends to be paid by our PRC subsidiaries to us, such dividends will be subject to a withholding tax of 10% as provided by the EIT Law. As of the date of this annual report, our PRC subsidiaries have not paid any dividends, and do not currently plan to pay dividends in the foreseeable future, to our company and Hong Kong subsidiaries.

We may be subject to additional tax payments as a result of the recent changes in PRC tax law.

Prior to January 1, 2012, pursuant to the Provisional Regulation of China on Business Tax and its Implementing Rules, an entity or individual rendering services in China was generally subject to a business tax at the rate of 5% on revenues generated from the provision of such services. Since January 1, 2012, the PRC Ministry of Finance, or the MOF, and the SAT have started to implement the VAT Pilot Program, which imposes value-added tax, or VAT, in lieu of business tax for certain industries in Shanghai. Since August 1, 2012, the VAT Pilot Program has been expanded to and implemented in other regions, including Beijing, Tianjin, Jiangsu, Zhejiang, Anhui, Fujian, Hubei and Guangdong. Since August 1, 2013, the VAT Pilot Program has been expanded nationwide.

As a result of the VAT Pilot program, in general, we are subject to a 17% VAT for car rentals and an 11% VAT for car services, which have the effect of reducing our net revenues. Despite the decrease in net revenues, we can benefit from the deductible VAT we paid for vehicle purchases to offset the increased tax payments. In February 2012, relevant local government authorities in Shanghai issued a notice to provide financial subsidies to companies incorporated in Shanghai which are subject to a higher tax burden due to the VAT Pilot Program. However, such financial subsidies may not be able to offset the increased taxes resulting from the VAT Pilot Program. The VAT Pilot Program is new, and the interpretation and enforcement of such program may differ in different regions and may involve uncertainties. If we are unable to obtain sufficient qualified VAT invoices from our suppliers to offset the increased tax payments and the financial subsidies from the government are not sufficient to make up for the increased tax burden, the VAT Pilot Program will have a material adverse effect on our financial condition and results of operations.

Limitations on the ability of our operating subsidiaries to pay dividends or other distributions to us could have a material adverse effect on our ability to conduct our business.

As a holding company, we rely principally on dividends and other distributions on equity paid by our PRC subsidiaries for our cash requirements, including funds necessary to service any debt we may incur. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Furthermore, relevant PRC laws and regulations permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Under PRC laws and regulations, our PRC subsidiaries are required to set aside a portion of their net income each year to fund a statutory reserve or reserve fund. This reserve is not distributable as dividends. As a result, our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to us in the form of dividends, loans or advances.

Under existing PRC foreign exchange regulation, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without SAFE approval by complying with certain procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders. Further, there is no assurance that new regulations will not be promulgated in the future that would have the effect of further restricting the ability of our operating subsidiaries to pay dividends or other distributions out of PRC.

PRC regulations relating to the establishment of offshore special purpose vehicles by PRC residents may subject our PRC resident shareholders or us to penalties and limit our ability to acquire PRC companies or inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or otherwise adversely affect us.

On July 4, 2014, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange for Overseas Investment and Financing and Reverse Investment by Domestic Residents via Special Purpose Vehicles, or Circular 37, which replaced the Notice on Issues Relating to the Administration of Foreign Exchange for the Financing and Reverse Investment by Domestic Residents via Offshore Special Purpose Vehicles issued by SAFE in October 2005, or Circular 75. Pursuant to Circular 37, any PRC residents, including both PRC institutions and individual residents, are required to register with the local SAFE branch before making contribution to a company set up or controlled by the PRC residents outside of the PRC for the purpose of overseas investment or financing with their legally owned domestic or offshore assets or interests, referred to in this circular as a “special purpose vehicle.” Under Circular 37, the term “PRC institutions” refers to entities with legal person status or other economic organizations established within the territory of the PRC. The term “PRC individual residents” includes all PRC citizens (also including PRC citizens abroad) and foreigners who habitually reside in the PRC for economic benefits. A registered special purpose vehicle is required to amend its SAFE registration in the event of any change of basic information including PRC individual resident shareholder, name, term of operation, or PRC individual resident’s increase or decrease of capital, transfer or exchange of shares, merger, division or other material changes. In addition, if a non-listed special purpose vehicle grants any equity incentives to directors, supervisors or employees of domestic companies under its direct or indirect control, the relevant PRC individual residents could register with the local SAFE branch before exercising such options. The SAFE simultaneously issued a series of guidances to its local branches with respect to the implementation of Circular 37. Circular 37 modified certain defined terms under Circular 75 to clarify the SAFE registration scope. For example, Circular 37 broadened the definition of special purpose vehicle to offshore entities that were (i) established for the purpose of overseas investments by PRC residents (in addition to for the purpose of financing as defined under Circular 75) and (ii) established by PRC residents with their legally owned offshore assets or interests (in addition to domestic assets or interests as defined under Circular 75); and it also broadened the definition of reverse investment to include establishing new foreign invested entities or projects as a way of domestic direct investment by PRC residents, directly or indirectly, through special purpose vehicle, which was excluded by Circular 75. Furthermore, Circular 37 modified certain SAFE registration procedures and requirements for special purpose vehicles and clarified the SAFE registration procedures for equity incentive awards granted by non-listed special purpose vehicles to directors, supervisors or employees of their controlled domestic companies. We have requested our current shareholders and/or beneficial owners to disclose whether they or their shareholders or beneficial owners fall within the ambit of the SAFE notice and urge those who are PRC residents to register with the local SAFE branch as required under the SAFE notice. As Circular 37 was newly promulgated, there is uncertainty as to its application and interpretation. We cannot assure you that our shareholders and/or beneficial owners have fully complied with registration requirement under Circular 37. The failure of these shareholders and/or beneficial owners to timely register or amend their SAFE registrations pursuant to the SAFE notice or the failure of future shareholders and/or beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such shareholders, beneficial owners and/or our PRC subsidiaries to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to our company or otherwise adversely affect our business.

We and our investors might face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, effective on January 1, 2008, and the Announcement on Several Issues Related to Enterprise Income Tax for Indirect Asset Transfer by Non-PRC Resident Enterprises, or SAT Announcement 7, effective on February 3, 2015, issued by the SAT, if a non-resident enterprise transfers the equity interests of or similar rights or interests in overseas companies which directly or indirectly own PRC taxable assets through an arrangement without a reasonable commercial purpose, but rather to avoid PRC corporate income tax, the transaction will be re-characterized and treated as a direct transfer of PRC taxable assets subject to PRC corporate income tax. SAT Announcement 7 specifies certain factors that should be considered in determining whether an indirect transfer has a reasonable commercial purpose. However, as SAT Announcement 7 is newly issued, there is uncertainty as to the application of SAT Announcement 7 and the interpretation of the term “reasonable commercial purpose.”

Under SAT Announcement 7, the entity which has the obligation to pay the consideration for the transfer to the transferring shareholders has the obligation to withhold any PRC corporate income tax that is due. If the transferring shareholders do not pay corporate income tax that is due for a transfer and the entity which has the obligation to pay the consideration does not withhold the tax due, the PRC tax authorities may impose a penalty on the entity that so fails to withhold, which may be relieved or exempted from the withholding obligation and any resulting penalty under certain circumstances if it reports such transfer to the PRC tax authorities.

If the PRC government deems that the contractual arrangements in relation to our variable interest entities do not comply with PRC governmental restrictions on foreign investment, or if these regulations or the interpretation of existing regulations changes in the future, we could be subject to penalties or be forced to relinquish our interests in the variable interest entities.

Foreign ownership of certain types of Internet and mobile services is subject to restrictions under applicable PRC laws, rules and regulations. For example, a commercial operator of Internet content services must obtain a value-added telecommunication business operating license, or ICP license, issued by the appropriate telecommunications authorities. Our current major operations are not subject to the ICP license requirements. To further expand our Internet and mobile services, in March 2014, we entered into a series of contractual arrangements with our PRC incorporated variable interest entity eHi Information, and its shareholders. eHi Information obtained the ICP license from the relevant telecommunication authorities on September 24, 2014. eHi Information currently does not have any operation and we do not expect eHi Information to contribute a material portion of our net revenues and operations in the foreseeable future.  In January 2015, we entered into a series of contractual arrangements with our PRC incorporated variable interest entity eHi Car Sharing and its shareholders, which is intended to provide an online platform for P2P car rental between private vehicles owners and individual customers.  eHi Car Sharing is currently testing this new business initiative and is intended to apply for the ICP license.

These contractual arrangements provide us with effective control over the variable interest entities and provide us the right to obtain substantially all of the economic benefits from the variable interest entities. Although this structure is commonly adopted by many Internet companies in China, the relevant PRC regulatory authorities have broad discretion in determining whether a particular contractual structure is in violation of the law. For example, on July 13, 2006, the Ministry of Information Industry, the predecessor of the Ministry of Industry and Information Technology, or the MIIT publicly released the Notice on Strengthening the Administration of Foreign Investment in Operating Value-added Telecommunications Business, or the MIIT Notice, which reiterates certain provisions under the Administrative Rules for Foreign Investments in Telecommunications Enterprises promulgated by the State Council in 2001 and amended in 2008 prohibiting a domestic company that holds an ICP license, from renting, transferring or selling a telecommunications license to foreign investors in any form, or providing any resources, sites or facilities to foreign investors that intend to conduct value-added telecommunication business illegally in China. Trademarks and domain names that are used in the provision of Internet content services must be owned by the ICP license holder. There is currently no official interpretation or implementation practice under the MIIT Notice. Due to a lack of interpretative materials from the authorities, it is uncertain whether the MIIT would consider our corporate structure and the contractual arrangements as a kind of foreign investment in telecommunication services. Therefore, it is unclear what impact the MIIT Notice might have on us. The PRC government may not agree that these arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future.

In the opinion of Grandall Law Firm (Shanghai), our PRC counsel, the ownership structures of our wholly foreign owned enterprise and our variable interest entities in China do not violate any applicable PRC law, regulation or rule currently in effect; and the contractual arrangements between our wholly foreign owned enterprise, our variable interest entities and their equity holders governed by PRC law are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect and do not violate any applicable PRC law, rule or regulation currently in effect. However, our PRC counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current PRC laws, rules and regulations. Accordingly, the PRC regulatory authorities and PRC courts may in the future take a view that is contrary to the opinion of our PRC legal counsel.

It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entities structures will be adopted or if adopted, what they would provide. If we, our PRC subsidiaries or our variable interest entities are found to be in violation of any existing or future PRC laws, rules or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including revoking the business and operating licenses of our PRC subsidiaries or the variable interest entities, requiring us to discontinue or restrict certain Internet operations, requiring us to restructure or taking other regulatory or enforcement actions against us. If we are not able to restructure our ownership structure and operations in a satisfactory manner, our ability to expand our Internet and mobile services may be limited.

Our contractual arrangements may not be as effective in providing control over the variable interest entities as direct ownership.

We entered into contractual arrangements with our variable interest entities. These contractual arrangements may not be as effective as direct ownership in providing us with control over our variable interest entities.

If we had direct ownership of the variable interest entities, we would be able to exercise our rights as an equity holder directly to effect changes in the boards of directors of the entity, which could effect changes at the management and operational level. Under our contractual arrangements, we rely on the variable interest entities and the variable interest entities equity holders to perform their obligations in order to exercise our control over the variable interest entities. The variable interest entities equity holders may have conflicts of interest with us or our shareholders, and they may not act in the best interests of our company or may not perform their obligations under these contracts. We may replace the equity holders of the variable interest entities at any time pursuant to the contractual arrangements. However, if any dispute relating to these contracts remains unresolved, we will have to enforce our rights under the contractual arrangements through the operations of PRC law and courts, which will be subject to uncertainties in the PRC legal system. Consequently, the contractual arrangements may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership.

The draft PRC Foreign Investment Law, if enacted as proposed, may impact the viability of our current corporate structure, corporate governance and business operations.

The MOFCOM, published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. While the MOFCOM solicited public comments on this draft in January and February 2015, substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the entire legal framework regulating the foreign investments in China and may impact viability of our current corporate structure, corporate governance and business operations.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or a FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the MOFCOM or its local branches, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. In this connection, “control” is broadly defined in the draft law to cover, among others, having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be a FIE and its investment amount exceeds certain thresholds or its business operation falls within a “negative list”, to be separately issued by the State Council in the future, market entry clearance by the MOFCOM or its local braches would be required. Otherwise, all foreign investors may make investments on the same terms as Chinese investors without being subject to additional approval from the government authorities as mandated by the existing foreign investment legal regime.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. We set up the VIE structure to address the uncertainties for securing licenses and permits which may be required for our business operation if the local authorities deem our business operation as value-added telecommunication business. See “—If the PRC government deems that the contractual arrangements in relation to our variable interest entities do not comply with PRC governmental restrictions on foreign investment, or if these regulations or the interpretation of existing regulations changes in the future, we could be subject to penalties or be forced to relinquish our interests in the variable interest entities.’’ Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately ‘‘controlled’’ by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the ‘‘negative list,’’ the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC individual, or PRC government and its branches or agencies). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the ‘‘negative list’’ without market entry clearance may be considered as illegal.

The draft Foreign Investment Law has not taken a position on what actions shall be taken with respect to the existing companies with a VIE structure, although a few possible options were proffered in the draft. Under these options, a company with VIE structures and in the business on the ‘‘negative list’’ at the time of enactment of the new Foreign Investment Law has either the option or obligation to disclose its corporate structure to the authorities, while the authorities, after reviewing the ultimate control structure of the company, may either permit the company to continue its business by maintaining the VIE structure (when the company is deemed ultimately controlled by PRC citizens), or require the company to dispose of its businesses and/or VIE structure based on circumstantial considerations. Moreover, it is uncertain whether the business, which our eHi Information and eHi Car Sharing operate, will be subject to the foreign investment restrictions or prohibitions set forth in the ‘‘negative list’’ to be issued. If the enacted version of the Foreign Investment Law and the final ‘‘negative list’’ mandate further actions, such as MOFCOM market entry clearance, to be completed by companies with existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. If it is likely that we would not be considered as ultimately controlled by PRC domestic investors, further actions required to be taken by us, if any, under the enacted Foreign Investment Law may adversely affect our business.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

It may be difficult to effect service of process upon, or to enforce judgments against us, our directors or our senior management members who reside in the PRC.

Because most of our officers and directors will reside outside of the United States, it may be difficult, if not impossible, to acquire jurisdiction over these persons in the event a lawsuit is initiated by shareholders in the United States against us and/or our officers and directors. It is also unclear if the Treaty of People’s Republic of China and United States of America on Criminal Judicial Assistance currently in effect between the United States and the PRC would permit effective enforcement of criminal penalties under United States federal securities laws. Furthermore, because substantially all of our assets are located in the PRC, it would also be extremely difficult to access those assets to satisfy an award entered against us in a United States court. Moreover, we have been advised that the PRC does not have treaties with the United States providing for the reciprocal recognition and enforcement of judgments of courts. As a result, it may not be possible for investors in the United States to enforce their legal rights, to effect service of process upon our directors or officers or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties of our directors and officers under federal securities laws.

We may be subject to fines and legal sanctions imposed by the SAFE or other Chinese government authorities if we or our employees fail to comply with PRC regulations relating to employee share incentive plans adopted by overseas-listed companies for PRC domestic individuals.

On December 25, 2006, the PBOC issued the Administration Measures on Individual Foreign Exchange Control, or the PBOC Regulation. On January 5, 2007, the SAFE issued the Implementing Rules for the PBOC Regulation. Both of these regulations became effective on February 1, 2007. According to these regulations, all foreign exchange matters relating to employee stock holding plans, share option plans or similar plans of overseas-listed companies with domestic individuals’ participation require approval from the SAFE or its local branch. In February 2012, the SAFE promulgated the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Share Incentive Plan of Overseas-Listed Company, or the Share Option Rule, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Share Holding Plan or Share Option Plan of Overseas-Listed Company issued by the SAFE on March 28, 2007. Under the Share Option Rule, PRC domestic individuals who participate in any share incentive plan including employee shareholding plan, share option plan or similar plan in an overseas-listed company are required to register with the relevant local SAFE branch and complete certain other procedures related to the share incentive plan through a PRC agent. Under the Share Option Rule, PRC domestic individuals include PRC citizens (including Hong Kong, Macau and Taiwan nationals) and foreign nationals who have continuously resided in China for at least a year, and a PRC agent may be a domestic company participating in the share incentive plan or a domestic institution that is qualified to engage in assets custodian business and has been duly designated by a domestic company.

We and our employees who are PRC domestic individuals and have participated in our 2010 Plan and 2014 Plan are subject to the Share Option Rule upon the listing of our ADSs on the NYSE. If we or our employees fail to comply with these regulations, we or our employees may be subject to fines or other legal sanctions imposed by the SAFE or other Chinese government authorities. See “Regulations—Regulations on employee share options.” In addition, the SAT has issued several circulars concerning employee share options. Under these circulars, our employees working in China who exercise our share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to make filings with relevant tax authorities related to employee share options and withhold individual income taxes resulting from the exercise of their share options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or other PRC government authorities.

Our current employment practices may be restricted under the Labor Contract Law and other labor-related laws of the PRC and our labor costs may increase as a result.

On June 29, 2007, the PRC National People’s Congress enacted the Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012. On September 18, 2008, the PRC State Council issued the Implementing Rules for the PRC Labor Contract Law. The Labor Contract Law and its Implementing Rules impose requirements concerning, among other things, the types of contracts to be executed between an employer and its employees, time limits for probationary periods and for how long an employee can be placed in a fixed-term employment contract. As the interpretation and implementation of the Labor Contract Law and other labor-related laws are still evolving, our employment policies and practice may not be deemed in compliance at all time. For example, in accordance with the Labor Contract Law and its Implementing Rules, the Ministry of Human Resources and Social Security promulgated Interim Provisions on Labor Dispatching, or Circular 22, effective from March 1, 2014, which provides that an employer shall strictly control the number of employees under labor dispatching arrangements and dispatched employees can only be used in temporary, ancillary and replaceable positions. The number of dispatched workers shall be reduced to no more than 10% of the total number of employees within two years after March 1, 2014. We outsource substantially all of our employees from Qian Jin Network Information Technology (Shanghai) Co., Ltd., or Qian Jin, an independent third-party professional human resources company. If we fail to reduce the number of our dispatched employees to no more than 10% of the total number of employees prior to the expiration of the two-year period as required by Circular 22, we may be subject to a fine ranging from RMB1,000 to RMB5,000 per dispatched employee. We intend to adjust our employment arrangements gradually to comply with such requirements. In addition, under the Labor Contract Law, a human resources company shall perform an employer’s obligations, including payment of remuneration to the dispatched employees and contribution of social insurance premiums. Under the labor dispatch service agreements between us and Qian Jin, we, as the entity receiving labor dispatch services, shall make a monthly payment in an amount that includes the dispatched employees’ salaries, social insurance contributions and our service fees to Qian Jin. However, we cannot assure you that Qian Jin has fully performed or will consistently fulfill its obligations, including any social insurance or housing fund contributions. We may also be held jointly and severally liable with Qian Jin for damages any violation caused to dispatched employees. If we are held liable for any shortage in the social insurance or housing fund contribution for the dispatched employees or other penalties or fees related to our employment practice, our results of operations and financial condition may be adversely affected.

In addition, according to the Labor Contract Law and its implementing rules, if we intend to enforce the non-compete provision with our employees in the employment contracts or confidentiality agreements, we have to compensate our employees on a monthly basis during the term of the restriction period after the termination or ending of the employment contract, which may cause extra expenses to us.

The discontinuation of any tax incentives and government subsidies available to us could, in each case, decrease our net income and materially and adversely affect our financial condition and results of operations.

Our PRC subsidiaries are incorporated in the PRC and are governed by applicable PRC income tax laws and regulations. Under the EIT Law and its Implementing Rules, both of which became effective on January 1, 2008, the PRC has adopted a uniform enterprise income tax rate of 25% for all PRC enterprises (including foreign-invested enterprises). The EIT Law and its Implementing Rules also permit qualified small-scaled enterprises with low profit margins to enjoy a reduced 20% enterprise income tax rate. On November 29, 2011, a circular that was jointly issued by the SAT and the MOF, or Circular 117, further provided that if a qualified small-scaled enterprise with low profit margins has an annual taxable income of not more than RMB60,000, then 50% of its taxable income can be exempted from enterprise income tax until December 31, 2015, further reducing the effective enterprise income tax rate to 10% until then. One of our PRC subsidiaries, Jiangyin eHi Car Rental Co., Ltd. was eligible for this tax incentive and paid enterprise income tax at a reduced rate of 10% for the taxable year of 2014.

In addition, some local governments allowed certain enterprises registered in their jurisdictions to receive certain government subsidies according to local policies. According to the agreements between a local government agency in Shanghai and eHi Rental and Shanghai Smart Brand, respectively, such local government agency agreed to grant to eHi Rental and Shanghai Smart Brand, at its own discretion, certain subsidies which are calculated based on a certain portion of the business taxes paid by eHi Rental and Shanghai Smart Brand based on their revenues. In 2012, 2013 and 2014, eHi Rental received government subsidies of RMB3.7 million, RMB3.0 million and RMB4.2 million (US$0.7 million), and in 2013 and 2014 Shanghai Smart Brand received government subsidies of RMB0.6 million and RMB1.1 million(US$0.2 million), respectively. Furthermore, the PRC government recently adopted the VAT Pilot Program, which was initiated in Shanghai and now is rolled out nationwide. Pursuant to this program, starting from January 1, 2012, our subsidiaries in Shanghai, including eHi Rental, are required to pay VAT instead of business tax. In February 2012, Shanghai Bureau of Finance and Bureau of Taxation jointly released the Notice [2012] No. 5 which provided a temporary financial subsidy in connection with the VAT Pilot Program, pursuant to which we received financial subsidies from various levels of local governments in relation to the VAT Pilot Program. For example, we received a financial subsidy of RMB10.3 million in connection with the VAT Pilot Program in the second quarter of 2014. We also received government subsidies for the purchase of certain vehicle models approved by the local government as well as government grants for our technology achievements from the Scientific and Technological Commission of Shanghai. However, preferential tax treatments and government subsidies are subject to review and may be adjusted or revoked at any time in the future. The discontinuation of any preferential tax treatments or government subsidies available to us will cause our effective tax rate to increase, which will decrease our net income and our financial condition and result of operations may be materially and adversely affected.

Our legal rights to lease certain properties could be challenged, which could prevent us from continuing to operate the affected service locations or increase the costs associated with operating these service locations.

We rely on leases with third parties who either own the properties or lease the properties from the ultimate property owner. As of December 31, 2014, 71 of our service locations were leased from lessors who were unable to provide us with copies of title certificates or documents evidencing the authorization or consent of the owners of such properties. Where the lessors do not have the proper legal right to lease the properties, the corresponding lease agreements may be deemed invalid. Furthermore, some properties may not be designated for commercial use. If we are not adequately indemnified by the lessors for our related losses, our business may be adversely affected. Some of the properties we lease from the third parties have been mortgaged by the owners prior to leasing to us. We may not be able to continue using such properties if the mortgage is foreclosed. In addition, under the PRC law, failure to register a lease agreement with the local housing bureau may result in the risk that we may not be able to continue to occupy the relevant properties if the lease is challenged by third parties. Our standard lease agreement generally requires the lessor to make such registrations, however, as of December 31, 2014, the lease agreements relating to a number of our service locations had not been duly registered by the relevant lessors. Accordingly, if these lessors do not have the appropriate titles to the properties or necessary approvals from the ultimate owners or fail to make the requisite registrations, or if the mortgage over the leased properties is foreclosed, we may be unable to continue to operate the affected properties or incur additional costs associated with operating these service locations.

Risks related to our ADSs

The trading price for our ADSs has fluctuated and may be volatile, which could result in substantial losses to investors.

The trading price for our ADSs has fluctuated since we listed our ADSs. Since our ADSs became listed on the NYSE on November 18, 2014, the trading price of our ADSs have ranged from US$12.0 to US$7.97 per ADS in 2014, and the last reported trading price on April 21, 2015 was US$10.30 per ADS. The trading price for our ADSs may be volatile and subject to wide fluctuations in response to factors such as actual or anticipated fluctuations in our quarterly results of operations, changes in financial estimates by securities research analysts, changes in the economic performance or market valuations of other car rentals and car services providers, announcements by us or our competitors of material acquisitions, strategic partnerships, joint ventures or capital commitments, fluctuations of exchange rates between the Renminbi and the U.S. dollar, announcements regarding litigation or administrative proceedings involving us, release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs, sales or perceived sales of additional common shares or ADSs and economic or political conditions in China. In addition, the performance, and fluctuation in market prices, of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes of our ADSs. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these China-based companies’ securities after their offerings may affect the attitudes of investors toward China-based companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other China-based companies may also negatively affect the attitudes of investors towards China-based companies in general, including us, regardless of whether we have engaged in any inappropriate activities. Volatility in global capital markets, such as the recent global financial services and economic crises, could also have an adverse effect on the trading price of our ADSs. Furthermore, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the trading price of our ADSs.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. As of December 31, 2014, we had 114,379,243 common shares outstanding based on our Cayman Island registrar, including 20,000,000 Class A common shares represented by ADSs. All our common shares represented by ADSs were freely transferable by persons other than our “affiliates” without restriction or additional registration under the Securities Act of 1933, or the Securities Act. The remaining common shares will be available for sale subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act and applicable lock-up agreements. In addition, certain holders of our common shares have the right to cause us to register the sale of those shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of the ADSs to decline.

We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A common shares and ADSs may view as beneficial.

Our common shares are divided into Class A common shares and Class B common shares. Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. In addition, certain matters including those related to the change of control of our company require an additional approval by the holders of a majority of Class A common shares voting as a separate class. Each Class B common share is convertible into one Class A common share at any time by the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances. Class B common shares will be automatically converted into the same number of Class A common shares under certain circumstances, including any transfer of Class B common shares by a holder thereof to any person or entity which is not an affiliate of such holder.

Due to the disparate voting powers attached to these two classes of common shares, Class B common shares issued and outstanding as of March 31, 2015, represented 72.9% of our total issued and outstanding shares and 96.4% of the then total voting power. Therefore, our Class B common shareholders will have decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, and their interest may not be aligned with us or other shareholders of our company. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A common shares and ADSs may view as beneficial, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise their rights.

Holders of our ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying Class A common shares in accordance with the provisions of the deposit agreement. Under our ninth amended and restated memorandum and articles of association, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your Class A common shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you request. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

You may not receive distributions on our common shares or any value for them if such distribution is illegal or if any required government approval cannot be obtained in order to make such distribution available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on Class A common shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A common shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, common shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, common shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our common shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to rely on an exemption from registration under the Securities Act to distribute such rights and securities. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, subject to the limitations and requirements under Form F-6 of the SEC, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are organized under Cayman Islands law, conduct substantially all of our operations in China and a majority of our directors and officers reside outside the United States.

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our wholly owned subsidiaries in China. A majority of our directors and officers reside outside the United States and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. securities laws or otherwise. Even if you are successful in bringing an action of this kind, the respective laws of the Cayman Islands and China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state, and it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2013 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, because the Cayman Islands law has no legislation specifically dedicated to the rights of investors in securities, and thus no statutorily defined private causes of action to investors in securities such as those found under the Securities Act or the Exchange Act in the United States, it provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation organized in a jurisdiction in the United States.

Our memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including Class A common shares represented by our ADSs, at a premium.

Our ninth amended and restated memorandum and articles of association contain provisions that may limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. For example, we have adopted a dual-class voting structure that gives disproportionate voting power to Class B common shares. In addition, change of control event requires an additional approval by the holders of a majority of Class A common shares voting as a separate class. We also have a staggered board. These provisions may have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

We may be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or common shares.

Depending upon the value of our common shares and ADSs and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes.

We will be classified as a PFIC for any taxable year if either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value of our assets (based on the average quarterly value of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income. In determining the average percentage value of our gross assets, the aggregate value of our assets will generally be deemed to be equal to our market capitalization (determined by the sum of the aggregate value of our outstanding equity) plus our liabilities. Therefore, a drop in the market price of our ADSs or common shares would cause a reduction in the value of our non-passive assets for purposes of the asset test. Accordingly, we would likely become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash.

We believe we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2014. Although we intend to conduct our business activities in a manner to reduce the risk of our classification as a PFIC in the future, we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, and, because the value of our assets is likely to be determined in large part by reference to the market prices of our common shares and ADSs, which are likely to fluctuate, there can no assurance that we will not be classified as a PFIC in 2015 or any future taxable year. If we are a PFIC for any taxable year during which a U.S. investor holds our common shares or ADSs, certain adverse U.S. federal income tax consequences would apply to the U.S. investor. For details, please refer to Item 10.E, “Additional Information — Taxation.”

We are exempt from certain corporate governance requirements of the NYSE. This may afford less protection to the holders of our ADSs.

We are exempt from certain corporate governance requirements of the NYSE by virtue of being a foreign private issuer. As a foreign private issuer, we are permitted to, and plan to, follow home country practice in lieu of certain corporate governance requirements of the NYSE. We are required to provide a brief description of the significant differences between the corporate governance practices of our home country, the Cayman Islands and the corporate governance practices required to be followed by U.S. domestic companies under the NYSE rules. The standards applicable to us are considerably different than the standards applied to U.S. domestic issuers. The significantly different standards applicable to us do not require us to:

•                  have a majority of the board be independent (other than due to the requirements for the audit committee under the Exchange Act);

•                  have a minimum of three members on our audit committee;

•                  have a compensation committee, a nominating or corporate governance committee;

•                  provide annual certification by our chief executive officer that he or she is not aware of any noncompliance with any corporate governance rules of the NYSE;

•                  have regularly scheduled executive sessions with only non-management directors;

•                  have at least one executive session of solely independent directors each year;

•                  seek shareholder approval for (i) the implementation and material revisions of the terms of share incentive plans, (ii) the issuance of more than 1% of our outstanding common shares or 1% of the voting power outstanding to a related party, (iii) the issuance of more than 20% of our outstanding common shares, and (iv) an issuance that would result in a change of control;

•                  adopt and disclose corporate governance guidelines; or

•                  adopt and disclose a code of business conduct and ethics for directors, officers and employees.

We intend to rely on all such exemptions provided by the NYSE to a foreign private issuer, except that we have a compensation committee and a corporate governance and nominating committee, an audit committee consisting of three members, and we have adopted and disclosed corporate governance guidelines and a code of business conduct and ethics for directors, officers and employees. As a result, you may not be provided with the benefits of certain corporate governance requirements of the NYSE.

ITEM 4.                               INFORMATION ON THE COMPANY

A.                 History and Development of the Company

We commenced our business in 2006, which was initially focused on providing car services to premium corporate clients. In 2008, we began to provide car rentals to individual customers. Our company, eHi Car Services Limited (previously known as Prudent Choice International Limited or eHi Auto Services Limited), was incorporated in the Cayman Islands on August 3, 2007. eHi Car Services Limited is a holding company. Currently we operate our car rentals business primarily through our PRC subsidiaries Shanghai eHi Car Rental Co., Ltd., or eHi Rental, and eHi Auto Services (Jiangsu) Co., Ltd., or eHi Jiangsu, and their subsidiaries and branches.

For our car services business, we provide vehicles and chauffeur services through different subsidiaries under separate contracts. We provide vehicles through eHi Rental and eHi Jiangsu as well as their subsidiaries and branches, and provide chauffeur services through our PRC subsidiary Shanghai Smart Brand Auto Driving Services Co., Ltd., or Shanghai Smart Brand, and its subsidiaries and branches. Our current major operations are not subject to the ICP license requirements. To further expand our Internet and mobile services, in March 2014, we entered into a series of contractual arrangements with our PRC incorporated variable interest entity Shanghai eHi Information Technology Service Co., Ltd., or eHi Information, and its shareholders. eHi Information obtained the ICP license from the relevant telecommunication authorities on September 24, 2014. eHi Information currently does not have any operation and we do not expect eHi Information to contribute a material portion of our net revenues and operations in the foreseeable future. In January 2015, we entered into a series of contractual arrangements with our PRC incorporated variable interest entity Shanghai eHi Car Sharing Information Technology Co., Ltd., or eHi Car Sharing, and its shareholders, which is intended to provide an online platform for P2P car rental between private vehicles owners and individual customers. eHi Car Sharing is currently testing this new business initiative and is intended to apply for the ICP license. For additional information on our organizational structure, see Item 4.C, “Information on the Company— Organizational Structure”.

In November 2014, we completed an initial public offering of 10,000,000 ADSs at the price of US$12.00 per ADS. Each ADS represents two Class A common shares. On November 18, 2014, our ADSs were listed on the New York Stock Exchange under the symbol “EHIC”.  In November 2014 we also offered and sold 5,000,000, 1,666,666 and 1,666,666 Class A common shares to Dongfeng Asset Management Co. Ltd., China Universal Asset Management Co., Ltd. and Ctrip, respectively, at the price of US$6.00 per share (equivalent to US$12.00 per ADS), in a private placement concurrent with the initial public offering.

Our principal executive offices are located at Unit 12/F, Building No.5, Guosheng Center, 388 Daduhe Road, Shanghai, 200062, the People’s Republic of China, and our telephone number is +86-21-6468-7000. Our principal website address is http:// www.1hai.cn. The information on our website does not form a part of this annual report. Our agent for service of process in the United States is Law Debenture Corporate Services Inc. located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

B.                 Business Overview

We provide car rentals and car services to both individual customers and corporate clients.  Since our establishment, we have focused on investing in our infrastructure and technology, which enables us to benefit from increasing economies of scale.

Our services

Car rentals

We provide self-drive car rental services to both individual customers and corporate clients to meet their travel, leisure, business and ground transportation needs. Our short-term car rentals have a term of less than one year and are primarily provided to individual customers on an hourly, daily, weekly or monthly basis. Our long-term car rentals have a term of one year or longer and are primarily provided to corporate clients. In 2014, we derived approximately 70.3% of our net revenues from car rentals.

As of December 31, 2014, our car rentals were offered in 99 cities, 140 train stations and 63 airports across China through our extensive service network of 1,180 directly operated service locations. Our extensive service network enables our customers to pick up and return cars at any of our service locations. To better serve our customers, we also provide vehicle delivery and pickup services to customer-designated locations for modest service fees. To ensure the consistency of our service quality and customer experience, we directly operate all of our service locations rather than franchising or outsourcing them to third parties. In addition to our service network in China, we cooperate with Enterprise and provide our customers access to Enterprise’s car rental services outside China.

As of December 31, 2014, our car rental fleet included 18,416 vehicles of over 200 models primarily from major automobile manufacturers such as Volkswagen, General Motors, Honda, PSA Peugeot Citroen, SAIC Motor and Ford. Based on our operating experience, we observe that Chinese customers are generally more sensitive to rental vehicle models than western customers. The variety of our car classes and models enables our customers to choose the vehicles they prefer to. In the event that the vehicle model requested by a customer is not available, our proprietary technology platform will automatically advise the customer when such particular model will become available or if similar models are available at the selected time. The customer also has an option to choose to be put on a waiting list for the particular model requested. Through our user interface, our technology platform also provides information to customers about discounts, special offers and other promotions to encourage them to rent for a longer period or upgrade to a more premium vehicle model.

We provide convenient and efficient reservation channels to our customers, which primarily include our user-friendly website and dedicated mobile applications. We believe we were the first car services provider in China to introduce mobile applications for customers to make reservations. In 2014, 46.3% and 34.2% of our car rentals were derived from reservations made through website and mobile applications, respectively. The remainder were derived from reservations made through other channels such as our call center, third-party distributors or walk-in customers. As social media gain popularity, we are also exploring ways for our customers to make car rental reservation though social networking platforms such as Tencent WeChat.

First-time users of our car rental services are required to register as members before making a reservation. After a customer chooses the start and end dates of the rental period, the type and model of vehicle and the location of vehicle pickup or delivery, our technology platform confirms the reservation on a real-time basis and sends an email and/or text message to the customer. Before handing over the vehicle to the customer, we perform checks on the customer’s driver’s license, identity card and credit card information. We only accept credit card payments for our car rental services and can trace the credit records of our car rental customers for risk management purposes. As of December 31, 2014, approximately 670,000 registered members had used our car rental services. Approximately 72% and 66% of our short-term car rental transactions in 2013 and 2014, respectively, were generated from customers that used our services more than once during the same period.

A majority of our revenues derived from short-term car rental services are from our basic car rental service package, the charges for which include an hourly or daily rental fee, a transaction-based handling fee and a basic insurance charge. We have adopted a dynamic pricing mechanism to determine our rental rates. This mechanism determines a specific vehicle model’s rental rate based on its purchase price taking into consideration other variables such as pickup/drop-off time and location, the availability of our vehicles during such period at the location, prevailing prices, demand for such vehicle model and the length of rental period. Our management reviews the dynamic pricing system on a regular basis. Our rental charges are computed on a limited or unlimited mileage basis, depending on the membership status of the customer. Our customers typically bear the cost of gasoline consumed during the rental period.

For long-term car rentals, we typically enter into individually negotiated contracts with our corporate clients to address the specific needs and requirements of such clients, and the rental rate is typically negotiated in such contracts. In addition, vehicles deployed for our long-term car rentals are supported by all our service locations across China, thereby ensuring our vehicles are in good condition. We regularly provide repair and maintenance services to long-term car rental clients and provide free substitute vehicles during the repair and maintenance period.

In early 2015, we commenced testing our new business initiative, which is intended to provide an online platform for P2P car rental between private vehicles owners and individual customers, and is expected to complement our own car rental business. We believe that by involving in the P2P car rental business, we will be able to provide our customers with more comprehensive mobility solutions and an alternative to car ownership by best utilizing existing resources and sharing economy to create optimal value.

Car services

We provide chauffeured car services primarily to corporate clients. Our car services include routine services such as airport pickup and drop-off, inter-office transfers and other business transportation needs, as well as event-driven activities such as conventions, promotional tours and special events. We generally enter into long-term framework agreements with our corporate clients pursuant to which our vehicles and chauffeur services are provided by different subsidiaries under separate contracts. In 2014, we derived approximately 29.7% of net revenues from our car services operations.

As of December 31, 2014, our car services were offered in 57 major cities across China with a focus on first-tier cities including Beijing, Shanghai, Guangzhou and Shenzhen. To accommodate occasional demands from some corporate clients, we retain contracted service providers to provide car services to our clients in cities where we currently do not provide such services or the demand for such services exceeds our existing capacity. During the peak time of our car services, we also deploy vehicles from our car rental fleet for cross-usage to meet the needs of our corporate clients.

As of December 31, 2014, our car services fleet consisted of 1,330 vehicles, which included a higher percentage of premium vehicle models compared to our car rental fleet, and we had over 1,303 well-trained drivers. Our sizable car services fleet and our flexibility to cross-use our car rental fleet for car services enable us to serve the diverse needs of corporate clients for a large number of chauffeured vehicles. Leveraging our established service network, infrastructure and technology platform, we believe we are well-positioned to capture and address the evolving demands for car services.

We systematically screen and assess each driver on a regular basis to ensure they meet our standards of safety, courtesy and experience. We generally require our drivers to have at least five years of driving experience. The compensation of our drivers includes a base salary and a performance based compensation, which incentivizes our drivers to provide quality services. We constantly seek to improve the service quality of our drivers by strengthening our screening procedures, conducting background checks and offering training programs, such as regular safety trainings. Our car services clients can place or modify their orders and locate the vehicles and drivers they book on a real-time basis via our proprietary mobile application and fleet management system.

Our sizable fleet, broad geographic coverage and well-trained drivers enable us to provide tailored services to meet our corporate clients’ needs. As of December 31, 2014, we had over 32,000 corporate clients that used our car services. Our corporate accounts include many Global Fortune 500 companies in China. No single corporate client accounted for more than 5% of our net revenues in 2012, 2013 or 2014.

We determine the rates for our car services based on a number of factors, including vehicle model, service type, the length of rental period, time and location of pickup and drop-off, and prevailing prices. Our management reviews these rates on a regular basis. Our framework agreements with our corporate clients provide for predetermine price ranges and, as a result, our rates for car services are generally more stable.

In December 2014, we started to expand our car services to business-to-consumer model through Ctrip’s channel, which is expected to complement our existing business-to-business car services.

Our nationwide service network

Customers of our car rental services can pick up cars at any of our service locations in China after they make reservations through our website, mobile application or other channels. As of December 31, 2014, our car rental services were offered in 99 cities, 140 train stations and 63 airports in China through an extensive network of 1,180 directly operated service locations, which included 324 stores and 856 pick-up points. As of December 31, 2014, our car services were offered by us and our contracted service providers in 57 major cities across China, with a focus on first-tier cities including Beijing, Shanghai, Guangzhou and Shenzhen. Our extensive network enables us to consistently provide quality service nationwide and offer flexibility and convenience to our customers.

The following map and table set forth the geographic locations where we operated our car rentals and car services as of December 31, 2014:

Harbin
Mudanjiang
Changchun
Urumqi
Fushun
Shenyang
Anshan
Yingkou
Huludao
Dalian
Hohhot
Baotou
Beijing
Langfang
Tianjin
Datong
Baoding
Shijiazhuang
Yinchuan
Taiyuan
Yantai
Weifang
Zibo
Qingdao
Handan
Jinan
Xining
Lanzhou
Linfen
Zhengzhou
Luoyang
Xi'an
Xuzhou
Huaian
Yancheng
Yangzhou
Zhenjiang
Maanshan
Jiangyin
Nantong
Hefei
Nanjing
Liuan
Changzhou
Wuxi
Shanghai
Suzhou
Kunshan
Xiangyang
Jiaxing
Hangzhou
Mianyang
Wuhan
Chengdu
Chongqing
Yichang
Shaoxing
Ningbo
Jiujiang
Xianning
Shangrao
Yiwu
Jinhua
Changde
Yueyang
Nanchang
Wenzhou
Changsha
Zhuzhou
Hengyang
Fuzhou
Guiyang
Quanzhou
Zhangzhou
Jinjiang
Dali
Longyan
Xiamen
Kunming
Guilin
Shaoguan
Meizhou
Shantou
Qingyuan
Guangzhou
Heyuan
Huizhou
Foshan
Dongguan
Jiangmen
Shenzhen
Zhongshan
Xishuangbanna
Nanning
Zhuhai
Maoming
Zhanjiang
Haikou
Sanya

	Car rentals			Car services
Cities or provinces	Cities	Stores	Pick-up points	Cities(1)
Key cities and provinces
Shanghai	1	44	146	1
Jiangsu	12	34	228	10
Beijing	1	28	9	1
Guangdong (excluding Guangzhou and Shenzhen)	13	24	33	6
Zhejiang	7	22	50	5
Guangzhou	1	18	45	0
Shenzhen	1	18	39	0
Other cities and provinces
Hunan	5	13	26	1
Hubei	4	13	18	1
Liaoning	6	11	6	2
Shandong	5	11	46	5
Fujian	6	9	18	2
Sichuan	2	8	50	1
Hebei	4	7	12	1
Henan	2	7	14	2
Tianjin	1	7	3	1
Anhui	3	6	7	1
Yunnan	3	6	6	1
Jiangxi	3	5	14	1
Shanxi	3	5	12	0
Heilongjiang	2	5	5	1
Chongqing	1	4	46	1
Guangxi	2	3	5	4
Hainan	2	3	4	1
Shaanxi	1	3	6	1
Inner Mongolia	2	2	4	2
Jilin	1	2	2	1
Qinghai	1	2	0	1
Gansu	1	1	1	1
Guizhou	1	1	1	1
Ningxia	1	1	0	0
Xinjiang	1	1	0	1

Total	99	324	856	57

(1) Include cities where car services are provided by our contracted service providers.

Marketing and promotion

We believe that our leading position is in large part due to our strong brand recognition. We position our brand to be associated with convenience, reliability, innovation and satisfaction. We promote our business primarily through our principal website, www.1hai.cn. Furthermore, we believe we were the first car services provider in China to introduce mobile applications to make reservations in 2011. In addition to our website and mobile applications, our sales and marketing strategies utilize many other channels, such as word-of-mouth referrals, keyword search, outdoor advertising, local sponsorships, public relations and digital and social media. As of December 31, 2014, our marketing staff consisted of 38 employees, primarily based in our Shanghai headquarters.

Car rentals

As of December 31, 2014, we had over 670,000 registered members that used our car rental services. As mobile social media applications gain popularity, we shifted the focus of our marketing activities from traditional ways to social networking platforms such as Tencent WeChat, a popular mobile instant messaging application, and Weibo, a popular microblog platform website similar to Twitter. Our employees regularly follow the messages on these social media platforms to gain customer insights to improve the quality of our services. Our website also offers a customer sharing and discussion platform. “eHi Club”, our online club where our registered customers, mostly driving and travel enthusiasts, can organize group excursions, has been very helpful in increasing the stickiness of our existing customers.

In 2014, 46.3% and 34.2% of our car rentals were derived from reservations made through website and mobile applications, respectively. In particular, the total number of our mobile application downloads increased from approximately 115,000 in 2012, to over 297,000 in 2013 and to over 665,000 in 2014. Aside from the social networking platforms and mobile applications, our quality of service also played an important role in our brand promotion. Based on our internal survey and feedbacks from our car rental service customers, word-of-mouth referrals have become important channels for attracting new customers. In addition, to fully utilize our cross-selling opportunities, we have entered into promotion contracts with some of our corporate clients, pursuant to which we provide discounts on car rentals, test drive of specified car models or other add-on services and benefits to their employees or designated participants, which incentivizes them to use our services and further expands our customer base.

We established our eHi loyalty program in 2008 which allows our customers to earn loyalty membership points by using our services or through promotional activities we offer from time to time. The loyalty membership points can be redeemed for numerous types of rewards, such as free GPS-based navigation device rental, waiver of additional mileage charges or free car rentals. We believe that our eHi loyalty program enhances customer loyalty, expands our brand recognition through member referrals, promotes our various reservation channels and improves the overall quality of our services. In addition, we employ a customer creditability system for each customer, which tracks credit history, driving record and other factors, and provides a quantitative rating for each customer based on this information. A customer with a high credibility rating can, among other benefits, have more choices of vehicle models, and more favorable discounts on rental and insurance fees.

We also have an outdoor advertising program promoting the benefits of car rental. We place many of these advertisements in busy areas such as high speed railway stations, subways, elevators of office and residential buildings and bus stops. These advertisements are designed both to educate and entertain our potential customers. In addition, we cooperate with leading global travel service providers and e-commerce platforms to promote our services.

Car services

We provide car services mainly to corporate clients that entered into long-term framework agreements with us. As such, we have a dedicated corporate sales team targeting corporate clients across various industries. As of December 31, 2014, our corporate sales team included 98 sales persons across China.

For our car services, we have focused on creating a unique brand positioning and conveying our core values to our corporate clients through advertising and sponsorship activities, such as commercial fairs, business magazines and newspapers, as well as sales force coverage. In addition, we further strengthen our service quality and enhance brand recognition by providing tailored services according to specific corporate client’s needs, such as safety, equipment or procedural requirements. As of December 31, 2014, we had over 32,000 corporate clients that used our car services. We analyze our current and potential clients’ available data in our centralized database and design a unique, integrated corporate vehicle services plan for each client, which helps differentiate us from our competitors.

Customer service

The success of our business hinges on our customer satisfaction level, which in turn depends on a variety of factors. These factors include, among others, our ability to (i) consistently provide high-quality customer experience, (ii) continue to offer comprehensive and complementary services tailored to our customers’ needs, (iii) maintain good vehicle condition, and (iv) provide timely and satisfactory after-sales services.

We have a dedicated service quality management team which constantly monitors our services and proactively seeks feedbacks from our customers. We encourage our customers to share their experience with us and provide feedbacks through our website, hotline or forums on major social media or messaging applications. We follow up on specific suggestions or complaints with both the customers and the relevant in-house teams. In certain cases, we offer loyalty membership points, refunds, coupons or other complimentary services to customers depending on the nature of their complaints and the extent of the loss or inconvenience suffered. We also incorporate frequently received complaints as case studies in our internal training programs to prevent repeat occurrences of the same complaint. We are dedicated to providing prompt solutions to customers’ complaints and actively learning from the experience of Enterprise in car rental services to further enhance the quality of our services.

Strategic cooperation

Enterprise

We entered into a global affiliation agreement with Enterprise China in March 2012, pursuant to which we are the exclusive partner of Enterprise in China (including Hong Kong and Macau) for a term of ten years. Enterprise China is an affiliate of Enterprise Holdings, and through its operating subsidiaries owns and operates the “National Car Rental” and “Alamo Rent A Car” brands, as well as its flagship “Enterprise Rent-A-Car” brand in North America. This agreement aims to develop an effective global affiliation, enabling customers of Enterprise China, Enterprise and their affiliates to access certain of our services in China, and enabling our customers to access certain of Enterprise’s car rental services outside of China.

Pursuant to this agreement, we and Enterprise agree to direct rental referrals to each other in different countries and jointly pursue sales and marketing and other collaborative opportunities to enhance our respective service offerings for the benefit of each other’s customers. We expect this partnership to further increase our customer base. Pursuant to this agreement, we have granted Enterprise in certain designated territories a royalty-free license with the right to sublicense certain of our trademarks, service marks, trade names, signages, logos, symbols and designs associated with the name “eHi”, and Enterprise has granted us in certain designated territories a royalty-free license with the right to sublicense certain of its trademarks, service marks, trade names, signages, logos, symbols and designs associated with the names “Enterprise,” “Enterprise-Rent-A-Car,” “Alamo,” “Alamo Rent A Car,” “National” and “National Rent A Car”.

Furthermore, we and Enterprise established a steering committee and three subcommittees, namely, a finance subcommittee, an IT subcommittee and a sales and marketing subcommittee, which consist of senior officers assigned by both companies, to guide our future cooperation. In particular, both of us are required to use reasonable efforts to facilitate and support each other’s marketing activities in the relevant territories in the manner determined by the sales and marketing subcommittee. In addition, we regularly send our mid-level management to Enterprise for various training programs, through which Enterprise shares their in-depth knowledge and know-how to the car rental industry with our management. Enterprise has also appointed two of its senior management on our board to facilitate better coordination between the two companies.

Ctrip

Ctrip is a dominant player in the online travel agency business and a well-known travel brand in China. The cumulative downloads of the Ctrip Travel mobile application reached nearly 600 million as of December 31, 2014. We believe that there are significant synergies for Ctrip and us to cooperate and offer more competitive travel products to individual customers and corporate clients in China. We are the designated and preferred business partner of Ctrip in providing car rental services. In addition, as part of our cooperation with Ctrip, Ctrip integrated access to our online reservation system in its Ctrip Travel mobile application in June 2014. In December 2014, we started to expand our chauffeured car services to business-to-consumer model through Ctrip’s website, mobile applications and offline channels. We benefit from rental referrals directed by the large user traffic on Ctrip’s website and mobile application, and we pay a fixed percentage of rental rates from successful car rental or car services referrals as commissions to Ctrip. Our partnership with Ctrip not only provides us with access to Ctrip’s user base and help us grow user traffic and revenue, but also enables us to benefit from the vision and experience of Ctrip and its Chairman and Chief Executive Officer, James Liang, a member of our board of directors, to further improve our technology platform, systems and customer services. While we maintain cooperation with Ctrip in various aspects, we did not enter into any written partnership agreement with Ctrip.

Others

We currently cooperate with other leading e-commerce platforms and online travel agencies in China, as well as offline travel service providers, to promote our services. Our strategic partners include, among others, QQ.com, JD.com, Taobao.com, Expedia and China Eastern Airline. In April 2014, we made a strategic investment with Kuaidi, a GPS based mobile taxi and car calling service provider.

In addition, we maintain a network of online advertising partners under “eHi Alliance”, pursuant to which our advertising partners display our ads on blogs, forums, emails and chat windows maintained or operated by them, in return for commissions based on the revenues generated from these properties. We believe such cooperation will further expand our service coverage and enhance our brand name. We are selectively pursuing these opportunities to capitalize on this broader distribution network, thereby further enhancing our strong brand recognition and increasing our revenue and market share.

Our technology platform

Our proprietary technology platform incorporates various features specifically designed to improve customer experience and streamline our operations. These include the integration of our various reservation channels, automatic rental price adjustments, automatic vehicle recommendations, GPS vehicle location system, vehicle management system and online discussion and display forums. Our website and mobile applications feature user-friendly interfaces designed to allow our customers to easily browse and access our services, register as members, search for specific vehicle models or services and complete reservations. This centralized e-commerce platform, supported by our integrated systems, allows us to easily process our membership applications, manage reservations, manage and monitor customers’ vehicle use and other credit data, manage billing and payment, remotely manage our fleet, and monitor and analyze key metrics of each vehicle such as utilization rate, mileage and maintenance requirements.

The primary components of our technology platform include the following:

•                                Online and mobile reservation system.  Our online and mobile reservation system allows our customers to reserve vehicles through our website, mobile applications and various other reservation channels such as our call center or local stores, by email, text message and instant messengers, or through our sales channel partners. We have designed our website as a reliable, secure, user-friendly and convenient online reservation platform for our customers. We introduced mobile applications to make reservations in 2011 and believe we were the first car rental service provider in China to do so. The total number of our mobile application downloads increased from approximately 115,000 in 2012, to over 297,000 in 2013 and to over 665,000 in 2014. In 2014, 46.3% and 34.2% of our car rental services were derived from reservations made through website and mobile applications, respectively. Once our customers book our services online, they have around-the-clock access to the complete, real-time inventory of our fleet through our nationwide service network. Because all of our reservation and customer service data is fed back into our centralized databases on a real-time basis, we are able to track and analyze aggregated customer usage data to better allocate vehicles among different locations for the convenience of our customers.

•                                Fleet management system.  Our fleet management system manages and monitors our widely dispersed fleet, which included over 19,746 vehicles as of December 31, 2014, with a comprehensive suite of tools focused on real time vehicle tracking, vehicle repair and maintenance, mileage and fuel consumption, insurance and dispatch. Each of our vehicles is equipped with a control unit, including a mobile data device, geographic positioning information system, wireless antennae and vehicle interface modules. This hardware system allows us to monitor our vehicles from our data centers on a real-time basis, provides us with a comprehensive set of fleet management data that is stored in our centralized databases, and improves fleet management efficiency and customer service quality.

•                                Dynamic pricing mechanism.  We have adopted a dynamic pricing mechanism to determine our rental rates. Our rental rates are automatically adjusted by our proprietary technology platform, which determines a specific vehicle model’s rental rate based on its purchase price, taking into consideration other variables, such as pickup/drop-off time and location, the availability of our vehicles during such period at such location, prevailing prices, demand of that specific vehicle model, and the length of rental period. Our management reviews our rental rates on a regular basis.

•                                Service location management system.  Our service location management system manages our reservations, inventory level and accounting functions at each of our stores. This system also monitors the key operating metrics and other operating data of each service location on a real-time basis.

•                                Data analysis and operational metrics system.  Our data analysis and operational metrics system enables us to conduct a thorough analysis of the vast amount of data received from our daily operations, including utilization rate, mileage, length of rental period, time interval from reservation to pick-up, and maintenance requirements of each of our vehicles. Through this system, we are able to efficiently adjust our operational strategies and policies to be in line with the availability of our vehicles and market demand as the quantitative analysis serve as key assessment instrument for management’s strategic decisions.

•                                Payment and financial system.  Our integrated payment and financial system enables our customers to recharge their accounts online and to make payments from their accounts. This system gives us real-time access to customer payment information, thereby improving the accuracy and efficiency of our financial reporting and allowing greater flexibility to scale our operations efficiently. Our financial system software also allows us to provide detailed and itemized bills for our corporate clients to accommodate their various internal financial reporting requirements.

•                                Customer relationship management system.  Our customer relationship management system improves our overall customer experience and manages our interactions with customers. This system enables us to track our customers’ rental history and preferences and conduct big data analysis, thereby allowing us to selectively offer tailored rental packages and other targeted marketing efforts.

Our data centers store the information contained in our centralized databases and host our website, web-based applications and mobile applications that we have developed to manage our integrated technology platform. Our data centers and reservation system software maintain real-time communication with encrypted message protocols and credit card data. We use industry-standard commercial antivirus, firewall and patch-management technology to protect and maintain the systems and data located at our data centers. Our website is designed to be fault-tolerant, with a collection of identical web servers, providing us with the flexibility to scale up our operations without compromising customer experience.

We continue to invest in improving our technology platform to better secure the information of our customers and optimize our systems to meet the needs of our growing business. We also continue to maintain reliable information, management and operational systems, and we have implemented performance monitoring for all key systems to enable us to respond quickly to potential problems. For example, at our headquarters in Shanghai, we provide redundant utility systems, a backup electric generator and 24-hour server support. All servers have multiple, uninterrupted power supplies and redundant file systems to maximize system and data availability. Furthermore, we regularly back up our data to minimize the impact of data loss due to system failure.

Our fleet management

Leveraging on our integrated technology platform, we believe we are able to maximize our fleet utilization and control costs via “better acquisition”, “better deployment” and “better disposition”.

Vehicle acquisition

As of December 31, 2014, our total fleet size was 19,746 vehicles. We have a wide variety of vehicles, which include over 200 models primarily from major automobile manufacturers such as Volkswagen, General Motors, Honda, PSA Peugeot Citroen, SAIC Motor and Ford. As of December 31, 2014, approximately 44%, 17%, 10%, 9%, 5% and 4% of our vehicles were of these major brands, respectively. We take into account customer preferences in fleet acquisition as we observed that customers in China are generally more sensitive to vehicle models compared to western customers. We also select vehicle models that have a liquid secondary market and seek to control fleet size of each vehicle model, thereby mitigating the pricing impact when we retire such vehicle model. In addition, in anticipation of the growing environmental awareness in Chinese market, we were the first car service provider in China to add alternative energy vehicles to our fleet to capitalize on a growing demand for such vehicles. The acquisition decision is made based on disciplined and systematic analysis, assisted by our proprietary demand forecast model and database. In addition, leveraging our large fleet size and procurement needs, we are able to directly negotiate with vehicle manufacturers and benefit from economies of scale through our centralized vehicle procurement. We also maintain good relationships with car dealers as an alternative channel for our vehicle procurement. In 2014, we started to participate in some repurchase programs provided by certain car dealers. Under such repurchase programs, car dealers agree to repurchase vehicles at a specified price after a specified time period (typically 12 to 24 months), subject to certain vehicle condition, mileage and holding period requirements. Repurchase prices under such repurchase programs are generally based on a predetermined percentage of original vehicle costs and the month in which the vehicle is repurchased. In 2014, approximately 15% of the vehicles we purchased were subject to such repurchase programs. The percentage of our newly purchased vehicles subject to such repurchase programs in future periods depends on a number of factors, including our expectations for future used car prices, our seasonal needs and the availability and attractiveness of car dealers’ repurchase programs.

We have financed our vehicle purchases primarily through funds received from our issuance of preferred shares and bonds. We also used banks and third-party financing companies to finance a portion of our procurement.

After purchasing a vehicle, we apply to the relevant government authority to obtain a license plate, purchase insurance for the vehicle and install a GPS-based tracking device to enable our proprietary fleet management system to monitor the vehicle before deploying the vehicle to our car rentals or car services fleet. Upon completion of these steps, we consider the vehicle fully operational and available for service. The price of a license plate, if any, varies greatly depending on the city in which we intend to obtain a license for the vehicle, as well as by local market conditions.

Vehicle deployment

Based on our operating experience, the peak time of our car rentals typically falls on weekends and public holidays, while peak time of our car services typically falls on weekdays. We are able to optimize fleet utilization by efficiently allocating our fleet resource to capture the complementing demand cycles of different services we offer. Our dynamic pricing system allows us to better leverage supply-demand trends in local markets.

In addition, GPS tracking devices and our proprietary fleet management system enable us to monitor our fleet on a real-time basis to optimize the geographic allocation of our fleet. We also conduct personal identity verification and credit check procedures on each of our customers before the vehicles are handed over to them. These measures help minimize our risk of car-theft.

Repair and maintenance

As of December 31, 2014, we maintained 17 in-house vehicle repair and maintenance centers in nine major cities in China, such as Shanghai and Beijing, which provide basic routine repair and maintenance functions for our local fleet. As of December 31, 2014, our repair and maintenance team consisted of 241 employees. We also engage qualified third-party contractors to perform major repair functions in other cities where we do not have such in-house centers. We expect to open additional in-house vehicle repair and maintenance centers in cities where our management determines that the size of our local fleet has justified the costs of such an in-house center. We expect such additional centers to bring benefits of economies of scale as we continue to expand our fleet size and geographical footprint.

Vehicle dispositions

We generally hold vehicles in our fleet for a term of three to four years. We have developed an internal rating system to assess the general conditions of our vehicles, and dispose of our used vehicles through a variety of disposition channels, including auctions, brokered sales, dealers and online used car marketplace, according to the rating results. We also maintain a well-managed vehicle disposition system with a deliberated decision making process taking into consideration market timing, disposal price and seasonality, pursuant to which we would adjust the holding period of our vehicles. In 2014, we started to participate in some repurchase programs, pursuant to which car dealers agree to repurchase vehicles sold to us at a specified price after a specified time period (typically 12 to 24 months), subject to certain vehicle condition, mileage and holding period requirements. Repurchase prices under repurchase programs are generally based on a predetermined percentage of original vehicle cost and the month in which the vehicle is repurchased, and we calculate the depreciation costs of such vehicles separately, based on their respective contractual repurchase prices and holding periods, and adjust the depreciation costs if the repurchase conditions of such vehicles are not met. We believe such repurchase programs could limit our risk from fluctuations in used car prices in the secondary market and offer additional alternatives of our vehicle acquisition and disposal channels.

Competition

The car rental and car service industry in China is competitive and fragmented. For car rentals, we compete primarily on the basis of rental price, user experience, brand recognition, convenience of service locations, geographic coverage and service quality. For car services, we compete primarily on the basis of service quality, ability to provide tailored services, and, to a lesser extent, service charge. We believe that the prominence and reputation of our brand, the quality of our services, our nationwide service network and our advanced, proprietary technology platform differentiate us from our competitors.

As we provide comprehensive service offerings, we compete with different market participants in different market sectors at different levels. We currently compete primarily with national and international players, such as CAR Inc. and Avis China, and regional players, such as Yongda, Qiangsheng and Shouqi, for our car rentals and car services business. In December 2014 we started to expand our car services to business-to-consumer model through Ctrip’s channel. Although it is only complementary to our existing business-to-business car services, we may face potential competition from business-to-consumer car services providers such as Didi-Kuaidi, Yidao and Uber China. In early 2015 we commenced testing our new business initiative as an online platform for P2P car rental between private vehicle owners and individual customers. Although it is only complementary to our own car rental business, we may face potential competition from PP Car Rentals and other P2P car rental business providers.

Insurance

For car rentals, we charge customers for basic insurance coverage on an hourly or daily basis, and we encourage our customers to purchase through us supplementary coverage in addition to the basic insurance. If the damages caused by our customers exceed the insurance coverage, our customers bear the exceeding liability.

For car services, we bear higher risks and liabilities and typically purchase insurance coverage with higher limits. We are exposed to claims for personal injury or death and property damage as a result of automobile accidents involving vehicles operated by our drivers or our contracted service providers. We purchase motor vehicle damage insurance, third-party liability insurance, compulsory traffic accident insurance, passenger injury insurance, and other insurance coverage that our management considers adequate to protect our assets and operations under different situations. If we have a low accident rate of our fleet, we may benefit from the “no-claim discount” and enjoy lower insurance premium when purchasing relevant insurance for our fleet. We believe that the amount and nature of our insurance coverage are adequate and in line with the market practice in China.

Any successful claim against us beyond the scope or limits of the insurance coverage of us or our contracted service providers may have a material adverse effect on our business, financial condition and results of operations.

Intellectual Property and Trademark

We believe our proprietary technology platform is critical to our business in China. As of December 31, 2014, we registered 17 software copyright in China.

We believe brand recognition is key to our success. As of December 31, 2014, we registered 106 trademarks, including “eHi Car Rental” and , with the relevant authorities in China for our brand name “eHi” and associated logos that we use or plan to use to market our services or to prevent others from competing with us by using similar logos. In addition, as of December 31, 2014, we registered 179 domain names in connection with our brand name to prevent any dilution of our brand name, of which 75 have been registered in the PRC and 104 have been registered in other countries.

Pursuant to the global affiliation agreement with Enterprise, we have granted Enterprise, in certain designated territories, a royalty free license with the right to grant sublicenses to use certain of our trademarks, service marks, trade names, signages, logos, symbols and designs associated with the name “eHi” for the purpose of pursuing referral business to us, processing such referrals and servicing business referred to Enterprise by us, and Enterprise has granted us, in certain designated territories, a reciprocal royalty free license with the right to grant sublicenses to use certain of its trademarks, service marks, trade names, signages, logos, symbols and designs associated with the names “Enterprise,” “Enterprise-Rent-A-Car,” “Alamo,” “Alamo Rent A Car,” “National” and “National Rent A Car” for similar purposes.

Chinese Government Regulations

This section sets forth a summary of the significant regulations or requirements that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

Regulations on foreign investment in rental industry

According to the Category of Industry Guideline for Foreign Investment promulgated by the MOFCOM and the NDRC, which was revised in 2007 and 2011, respectively, foreign investment in general rental business is permitted. The Administration Measures on Foreign Investment in Rental Industry that was promulgated by the MOFCOM on February 3, 2005 and became effective on March 5, 2005 applies to foreign-invested enterprises that operate general rental or leasing businesses in China, including car rental businesses. Under this regulation, foreign investors of a foreign-invested enterprise operating car rental or financial leasing business shall have total assets of not less than US$5 million and the foreign invested rental company shall follow the general requirements of PRC Company Law and obtain approval from MOFCOM or its relevant local counterparts for its incorporation. According to this regulation, a foreign-invested rental company are subject to the following requirements: (i) its registered capital shall comply with the relevant provisions of the PRC Company Law; (ii) it shall comply with the relevant provisions concerning the registered capital and the total amount of investment of a foreign-invested enterprise; and (iii) the duration of operation of a foreign-invested rental company in the form of limited liability company shall generally not exceed 30 years. A foreign-invested financing leasing company shall meet the following requirements: (i) its registered capital shall be no less than US$10 million; (ii) the duration of operation of a foreign-invested financing leasing company in the form of limited liability company shall generally not exceed 30 years; and (iii) it shall have appropriate professionals and its senior management personnel shall have appropriate professional qualification with at least three years of experience in the sector.

Our primary PRC subsidiaries, eHi Rental and eHi Jiangsu, as foreign-invested enterprises that operate car rentals business, and our PRC subsidiaries, Shanghai Taihao and Shanghai Taide, as foreign-invested enterprises that operate financial leasing business, have obtained the approvals from the relevant local branches of MOFCOM pursuant to the above-mentioned regulations.

Regulations on car rental and car service industry

General requirement on vehicles

Regulations applicable to all automotive vehicles generally apply to rental vehicles. According to the Road Traffic Safety Law promulgated by the NPC Standing Committee in October 2003, which was amended in December 2007 and April 2011, respectively, all automotive vehicles are required to be registered with relevant local administration authorities. Vehicle registration certificates, vehicle plates and vehicle licenses shall be obtained from the same authorities, and the compulsory traffic accident insurance shall be purchased for each vehicle. We obtain vehicle registration certificate, vehicle plate and vehicle license and purchase compulsory traffic accident insurance for each vehicle before its operation.

There are additional requirements for rental vehicles. In most cities, the usage stated in the vehicle licenses of such vehicles shall be registered as rental or operational. Some cities require additional licenses or vehicle plates for such vehicles. For instance, in Shanghai, Nanchang, Suzhou, Wuxi, Shenyang, Dalian, Wuhan and Kunming, a special transport license or passenger rental vehicle license is required for each rental vehicle. In Shanghai, special vehicle plates shall be obtained for rental vehicles. In Beijing, Guangzhou and Chongqing, filing with relevant local authority is required for rental vehicles. However, local practices differ and some of these requirements are not strictly implemented or may be modified or suspended by the local administration authorities in practice. Due to various reasons, we have not met all these requirements, which may subject us to penalties and other administrative actions. See “Risk Factors—Risks related to doing business in China—Failure in obtaining all of the requisite permits, licenses or making all of the requisite filings or registrations or meeting other regulatory requirements for operating car rentals and car services business in China by us or any third-party service provider who cooperates with us may subject us to fines or other administrative actions” for more details.

Car rental related services

As the car rental industry is at an early stage of development in China, the legislation of the car rental industry continues to evolve. The MOT and the NPC, the predecessor of NDRC, promulgated the Interim Rules on Administration of Car Rental Industry in 1998, which was abolished in 2007. Since then, there have been no national laws and regulations in place to specifically regulate the car rental industry in China except the Notice on Promoting the Healthy Development of Car Rental Industry, or the 2011 MOT Notice, promulgated in April 2011 by MOT. The 2011 MOT Notice sets forth general guidelines for the car rental industry in China and requires local government authorities to (i) establish and improve local rules and regulations on car rental business, (ii) promptly formulate local development plans for the car rental industry, (iii) encourage large and well-managed car rental companies of good reputation to set up branches and establish national or regional networks without any restrictions due to local protectionism, (iv) enhance the administration of the car rental business, including requirements to obtain and carry a valid permit or license for each rental car, and prohibitions of car rental companies from engaging in road transportation businesses without appropriate approval, (v) encourage car rental companies to innovate and develop new types of car rental services, (vi) create a favorable environment for the development of the car rental industry, and (vii) enhance the administration and supervision of the car rental industry.

The Road Transportation Regulation promulgated by the State Council in 2004, and amended in 2012, regulates road transportation businesses (including road passenger transportation business and road freight transportation business) and other business operations related to road transportation (including operations of transportation terminals (sites), vehicle maintenance and repair businesses and training of drivers). According to the Administrative Provisions for Foreign Investment in the Road Transport Industry promulgated by MOFCOM and MOT in 2001 and amended in 2014, foreign investors are generally prohibited from holding more than 49% of the equity interest in PRC entities engaged in road passenger transportation business. Neither the Road Transport Regulation nor the Administrative Provisions for Foreign Investment in the Road Transportation Industry, however, include any provisions relating to car rental businesses.

The Administrative Rules on Urban Taxis promulgated by the Ministry of Construction and the MPS, which became effective in 1998, regulates the planning, operations, administration and services related to urban taxis. According to such rules, the term “taxis” refers to vehicles that provide passenger transport services at the direction of the passengers and charge fees according to travel mileage and travel time.

The regulatory distinctions between car rental businesses and road transportation businesses or taxi businesses are not clear. As a result, local government authorities in China have imposed different requirements on the operating entities and/or vehicles that are involved in car rental businesses in the respective province or city.

Car rental services not accompanied by driving services

Set forth below is a summary of local rules and regulatory requirements in China regarding the provision of car rental services, which generally do not contemplate the provision of car rental services concurrently with the provision of driving services.

Some provinces and cities do not have any specific local rules regulating car rental services.

Some local authorities promulgated local rules specifically regulating the car rental businesses. For example, the relevant local authority in Beijing promulgated specific local rules for car rental operations in Beijing including a most recent notice issued on August 12, 2014. Car rental service providers in Beijing are required to make filings with the local transportation authority before they may commence their car rental businesses and make subsequent filings with the authority for any changes in the number of vehicles for rental and other relevant operational conditions and car rental service providers are strictly prohibited from facilitating to illegal operators. Beijing eHi Car Rental Co., Ltd. and the Beijing branch of eHi Rental duly completed their filings with the local authority in Beijing on December 15, 2010 and renewed their filing certificate on June 19, 2014.

Although the Road Transportation Regulation does not include any provisions relating to car rental businesses, the local road transportation rules of certain provinces and cities, such as Shandong, Sichuan and Hubei and Suzhou require car rental service providers to obtain road transportation licenses from local authorities or make filing with local authorities covering their car rental businesses.

In some provinces and cities, local rules regulating taxi businesses also partially cover car rental operations, which may impose different requirements on car rental service providers from taxi service providers. For example, according to Shanghai Municipal Administrative Rules on Taxis, car rental service providers in Shanghai are required to obtain car rental licenses, which are different from taxi operation licenses, from the local transportation authority before commencing car rental businesses. eHi Rental obtained such a license on April 15, 2009 and renewed such license on July 29, 2013. Under the local rule in Shanghai, the total number of vehicles for rental, parking space, service locations and networks of car rental service providers are subject to the overall planning of the municipal government.

Some local authorities promulgated local rules, such as those in Beijing, Guangdong Province, Hubei Province, Chongqing, Xi’an and Kunming to require that the owner of a rental vehicle must be the same person operating the rental services.

In addition, among those provinces and cities that have promulgated local rules to regulate car rental business, the actual practice of the local authorities may differ from their local rules.

Primarily as a result of the inconsistency in local rules and practices as described above, we have not met all of the qualifications and regulatory requirements in all of the provinces and cities where we currently operate our car rental businesses.

Car rental services accompanied by driving services

In addition to the regulatory requirements mentioned above, under the current PRC regulatory environment, our car rental services accompanied by driving services may subject us to additional approvals, licenses, permits or other regulatory requirements.

The Road Transportation Regulation requires an operator of road passenger transportation businesses to have appropriate vehicles, qualified drivers, sound safety systems and obtain a road transportation operation license covering passenger transportation. The 2011 MOT Notice provides that a car rental enterprise must obtain appropriate approval before it may conduct road passenger transportation business. However, neither the Road Transportation Regulation nor the 2011 MOT Notice defines the term “road passenger transportation business.” According to the Administrative Rules on Road Passenger Transportation and Passenger Transportation Terminals promulgated by MOT in 2005 and last amended in 2012, the term “road passenger transportation services” refers to public bus services, chartered bus services and travel bus services, which means transportation services provided to unspecified passengers on fixed routes at fixed rate and stops or to chartered groups of passengers or to tourists from or to a tourist attraction. We do not provide public bus services, chartered bus services or travel bus services. In particular, our car rental services are not provided to any unspecified passengers. Therefore, we do not deem any of our operating subsidiaries as a “road passenger transportation service” provider. According to the Administrative Rules on Urban Taxis, “taxi services” refer to vehicles that provide passenger transport services at the direction of the passengers and charge fees according to travel mileage and travel time. An enterprise engaged in taxi services is required to obtain a taxi operation license and meet other relevant requirements. Our chauffeured car services, which may include driving services under certain circumstances, charge clients based on a number of factors, such as vehicle model, the type of services, the length of rental period, the specific time and location of pick-up and drop-off and price competition. Therefore, we do not believe any of our operating subsidiaries is a taxi service provider.

At local levels, some provinces and cities, such as Zhejiang, Shanxi, Jilin, Chongqing, Hubei, Sichuan, Guizhou, Shandong, Jiangxi, Hunan and Shaanxi, have promulgated local road transportation regulations, which generally restrict an entity engaged in car rental businesses from concurrently providing driving services. In August 2011, Shanghai Municipal Transport and Port Authority issued Certain Opinions on Standardizing the Regulation of Car Rental Industry, which provides that car rental companies may not provide drivers for the vehicles they rent but may at the requests of their customers sign service agent contracts on behalf of their customers with third-party labor service companies, under which the labor service companies may provide drivers to car rental customers, and the car rental companies are obligated to provide training to drivers provided by the labor service companies. A few local authorities have also imposed qualification requirements on drivers engaged by a car rental service provider.

In order to minimize the uncertainties and potential legal risks caused by the ambiguities of the laws, regulations and rules promulgated by various levels of legislative bodies and authorities in China and their enforcement in practice, we established Shanghai Smart Brand to primarily engage in the provision of driving services in April 2011. We have transferred substantially all of our drivers to Shanghai Smart Brand, its subsidiaries or branches. Our driving services are currently provided solely by Shanghai Smart Brand, its subsidiaries or branches, or at the requests of our customers through third-party driving service providers that cooperate with us, and our car rental services are provided by our other subsidiaries that do not provide driving services. See “Risk Factors—Risks related to doing business in China—Failure in obtaining all of the requisite permits, licenses or making all of the requisite filings or registrations or meeting other regulatory requirements for operating car rentals and car services business in China by us or any third-party service provider who cooperates with us may subject us to fines or other administrative actions” for more details.

Regulations on penalties for violation of traffic laws and regulations

According to Road Traffic Safety Law, penalties for violations of the law on road traffic safety include: disciplinary warning, fine, temporary suspension or revocation of motor vehicle driver’s license and detention. The traffic administration department of the public security authority may, on the basis of the technical traffic monitoring records, impose a penalty on the owner or manager of the motor vehicle involved in violation of law. If the driver can be identified, it may impose a penalty on the driver.

Motor vehicles are subject to periodic inspection. According to Rules on Motor Vehicle Registration promulgated on April 30, 2004 by the MPS, before owners of motor vehicles apply for inspection on their motor vehicles, all the traffic violations related to their motor vehicles shall be settled.

Regulations on vehicle insurance

Pursuant to Road Traffic Safety Law, compulsory third party liability insurance must be purchased for each vehicle. Pursuant to Regulations on Compulsory Traffic Accident Liability Insurance for Motor Vehicles promulgated on March 21, 2006 and amended on December 17, 2012 by the State Council, owners or managers of motor vehicles driving on roads within China shall apply for the compulsory traffic accident liability insurance for their motor vehicles.

Regulations on motor vehicle repair services

The Road Transportation Regulation requires that motor vehicle repair services shall obtain approval from competent road transport administration authority before they start their business.

According to Administrative Rules on Motor Vehicle Repair promulgated on June 24, 2005 by the MOT, anyone that applies to engage in operation of motor vehicle repair services shall have (i) an appropriate site for motor vehicle repair; (ii) necessary equipment and facilities; (iii) necessary technical personnel; (iv) a sound system for management of motor vehicle repair; and (v) necessary environmental protection measures.

In addition, motor vehicle repair business shall comply with regulations and rules promulgated by local government authorities of the provinces and cities where such business is operated. Such local regulations and rules may provide additional qualifications and detailed requirements for motor vehicle repair operators.

Regulations on limitation of use and purchase of motor vehicles

Certain cities in China have issued local regulations or rules to control the number of motor vehicles. For example, Beijing imposes an annual quota on the issuance of new vehicle license plates. Potential motor vehicle purchasers need to meet specific criteria and enter into a monthly draw. Only candidates who have been allocated a plate in the draw can apply to have their motor vehicles registered with the local vehicle administration. Shanghai is implemented an auction system for the issuance of new vehicle license plates. Under this system, each applicant is required to submit a “blind” bid for a vehicle license plate. Only successful bidders can apply to have their motor vehicles registered with the local vehicle administration. There are similar policies that restrict the issuance of new vehicle license plates in Guangzhou, Tianjin, Hangzhou and Guiyang.

In addition, some cities in China such as Beijing, Shanghai, Nanchang, Chengdu, Guiyang, Hangzhou, Changchun, Lanzhou, Guangzhou and Tianjin also have promulgated regulations or rules to prohibit vehicles with certain license plate from driving on road. For instance, in Beijing vehicles with restricted tail number of license plates are not allowed to drive within five rings road (excluding the fifth ring road) during 7:00 am to 20:00 pm each workday, and the vehicles with non-Beijing license plates shall also be subject to such restrictions. In Shanghai vehicles bearing non-Shanghai license plates are not allowed on certain roads during specified rush hours on workdays.

Regulations on P2P car rental business

On August 12, 2014, administration of the Beijing Traffic Committee issued a Notice On Forbidding Car Rental Enterprises to Facilitate Illegal Transport Business, providing that a car rental enterprise is prohibited to (i) use private vehicles or other vehicles not belonging to it to conduct its car rental business, and (ii) to facilitate illegal transport business operators. Similar restrictions may be expanded to other areas in China. P2P car rental, however, is new mode of transportation, where vehicles are provided by private vehicles owners to individual customers via a third-party online platform. As the P2P car rental business is at a very early stage of development in China, there are currently no national or local laws or regulations specifically regulating such business.

Regulations on financial leasing

In September 2013, MOFCOM issued the Administration Measures of Supervision on Financial Leasing Enterprises, or the Financial Leasing Measures, to further strengthen and administer the business operation of financial leasing companies. Under Financial Leasing Measures, financial leasing companies are permitted to operate the following business: direct leasing, subleasing, sales and leaseback, leveraged leasing, trust leasing and joint leasing. In addition, financial leasing companies may also operate business related to financial leasing, such as purchase of leasing property, residual disposal and maintenance of leasing property, consultancy and security for leasing transactions and other business as approved by the competent authority. A financial leasing company shall not engage in: (i) such financial businesses as deposit taking, loan issuing, and loan issuing on commission, (ii) illegal fund-raising activities in the name of financial leasing, and (iii) inter-bank borrowing and other businesses without the approval from relevant authorities.

The PRC Contract Law promulgated on March 15, 1999 sets forth mandatory rules on financial leasing contracts. Under the PRC Contract Law, a financial leasing contract shall be made in written form and shall contain such clauses as the name of the leased object, quantity, specifications, technical performance, inspection method, lease term, composition of rent, payment term, payment method and kind of currency for the payment of rent, and the ownership over the leased object at the expiration of the lease term. The lessor enjoys the ownership over the leased object during lease period. If the lessee goes bankrupt, the leased object shall not fall into the category of bankrupt property. Within the period of possession over the leased object by the lessee, if the leased object causes any personal injury or property loss to a third party, the lessor shall not bear any liability.

Regulations on Internet content provision service

The Telecommunications Regulations, promulgated by the State Council in 2000, draw a distinction between “basic telecommunication services” and “value-added telecommunication services.” Internet content provision service is a subcategory of value-added telecommunications services. The State Council issued the Administrative Measures on Internet Information Services concurrently with the Telecommunications Regulations in 2000 to regulate Internet content provision services. According to these measures, commercial Internet content provision service operators must obtain a value-added telecommunication business operating license, or ICP license, from the appropriate telecommunication authorities in order to conduct any commercial Internet content provision operations in China, while non-commercial Internet content provision service operators shall make filings with the appropriate telecommunication authorities before conducting non-commercial internet content provision operations. These measures further stipulate that entities providing Internet content provision services regarding news, publishing, education, medicine, health, pharmaceuticals and medical equipment must procure the approval of the national government authorities responsible for such areas prior to applying for an operating license from the relevant government authorities.

According to the Administrative Rules for Foreign Investments in Telecommunications Enterprises, issued on December 11, 2001 by the State Council and effective as of January 1, 2002 and amended on September 10, 2008, a foreign investor is prohibited from owning more than 50% equity interest in a PRC entity providing value-added telecommunications services and the major foreign investor(s) in a foreign invested valued-added telecommunications enterprise is required to be in good standing and have the relevant experience in operating a value-added telecommunications business. On July 13, 2006, the Ministry of Information Industry, the predecessor of the Ministry of Industry and Information Technology, or the MIIT publicly released the Notice on Strengthening the Administration of Foreign Investment in Operating Value-added Telecommunications Business, or the MIIT Notice, which reiterates certain provisions under the Administrative Rules for Foreign Investments in Telecommunications Enterprises prohibiting a domestic company that holds an ICP license, from renting, transferring or selling a telecommunications license to foreign investors in any form, or providing any resources, sites or facilities to foreign investors that intend to conduct value-added telecommunication business illegally in China. Trademarks and domain names that are used in the provision of Internet content services must be owned by the ICP license holder.

Our current major operations are not subject to the ICP license requirements. To further expand our Internet and mobile services, in March 2014, we entered into a series of contractual arrangements with eHi Information and its shareholders. In January 2015, we entered into a series of contractual arrangements with our PRC incorporated variable interest entity eHi Car Sharing and its shareholders, which is intended to provide an online platform for P2P car rental between private vehicles owners and individual customers.  Both eHi Information and eHi Car Sharing are our variable interest entities in China. eHi Information obtained the ICP license from the relevant telecommunication authorities on September 24, 2014.  eHi Car Sharing is currently testing its business initiative and is intended to apply for the ICP license.

Regulations on registration of branch companies

According to the amended PRC Company Law and the amended Administration Regulations of Company Registration, which both became effective on March 1, 2014, a company may establish branch companies, which are entities without the status of a legal person and conduct business outside the domicile of the company. Branch companies must be registered at the competent government agency and obtain a business license. The amended Administration Regulations of Company Registration, set forth the detailed formalities on the registration of branch companies.

Our PRC subsidiaries have registered 386 branches and obtained a business license for each of them as of December 31, 2014.

Regulations on employment contracts

The Labor Contract Law of the PRC was promulgated on June 29, 2007 and amended on December 28, 2012. On September 18, 2008, the PRC State Council issued the PRC Labor Contract Law Implementing Rules, which became effective as of the date of issuance. The Labor Contract Law and its Implementing Rules govern the establishment of employment relationships between employers and employees, and the conclusion, performance, termination of, and the amendment to employment contracts. To establish an employment relationship, a written employment contract must be signed. In the event that no written employment contract was signed at the time of establishment of an employment relationship, a written employment contract must be signed within one month after the date on which the employer starts to use the employee’s services. An employer may terminate the labor agreement of an employee under certain specified circumstances and in some cases, such termination can only be done after fulfillment of certain procedural requirements, such as 30 days’ prior notice or upon payment of one month’s salary in lieu of such notice. In certain cases, the terminated employee is entitled to receive a severance payment equal to the average monthly salary during the 12-month period immediately preceding to the termination (inclusive of all monetary income such as base salary, bonus, allowances, etc.), for each year of service up to the date of termination. If an employer terminate an labor contract in any circumstance other than those specified under the Labor Contract Law and its implementing rules, including termination without cause, the employer must either reinstate and continue to perform the employee’s employment contract or pay the employee damages calculated at twice the rate for calculating the severance payment, subject to the employee’s own request. In the case that the employee requests for damages, the employer is not required to pay other severance or the remainder of the amount owed under the employment contract unless the employment contract has otherwise provided for.

In addition, according to the Labor Contract Law and its implementing rules, in order to enforce the non-compete provision with the employees after the termination or ending of employment relationship, the employer shall compensate the employees on a monthly basis during the non-competition period after such termination or ending of employment.

On January 24, 2014 the Ministry of Human Resources and Social Security promulgated Interim Provisions on Labor Dispatching, effective from March 1, 2014 which provides that an employer shall strictly control the number of employees under labor dispatching arrangements and dispatched employees can only be used in temporary, ancillary and replaceable positions. The number of dispatched workers used by an employer shall not exceed 10% of the total number of its employees. An employer with its dispatched employees’ number exceeding 10% of the total number of its employees prior to March 1, 2014 is allowed to reduce the said percentage to the required range within two years from March 1, 2014. However, the labor contract and labor dispatching agreement lawfully concluded prior to the promulgation date of the Decision of the Standing Committee of the NPC on Revising the “Labor Contract Law of the PRC” may continue to be performed until the expiry of the above contract or agreement if expiry date of such contract or agreement is later than the day after two years calculating from March 1, 2014. The employer shall not use any new dispatched worker until it has reduced the percentage of dispatched workers to the required range.

Regulation on houses lease

According to Administrative Measures for the Leasing of Commodity Housing promulgated by Ministry of Housing and Urban-Rural Development on December 1, 2010, within 30 days after the execution of the housing lease contract, the parties involved shall handle the filing procedure of the leasing of housing at local competent authorities. Failure to completion of such filing may result in fines up to RMB10,000.

Regulation on PRC business tax and VAT

Prior to January 1, 2012, pursuant to the Provisional Regulation of China on Business Tax and its Implementing Rules, an entity or individual rendering services in China was generally subject to a business tax at the rate of 5% on revenues generated from the provision of such services. Since January 1, 2012, the MOF and the SAT have started to implement the VAT Pilot Program, which imposes VAT in lieu of business tax for certain industries in Shanghai. Since August 1, 2012, the VAT Pilot Program has been expanded to and implemented in other regions, including Beijing, Tianjin, Jiangsu, Zhejiang, Anhui, Fujian, Hubei, Guangdong. On May 24, 2013, the MOF and the SAT jointly issued Notice 37, which expanded the VAT Pilot Program nationwide starting on August 1, 2013. On December 12, 2013, the MOF and the SAT jointly issued Notice 106, effective on January 1, 2014, which replaced Notice 37 and improved some tax policies in the VAT Pilot Program. As a result of the VAT Pilot program, an entity or individual rendering services in China is subject to VAT at the rate of 17%, 11% or 6%, as applicable.

Torts law

The PRC Torts Law was promulgated by the NPC Standing Committee on December 26, 2009 and became effective on July 1, 2010. According to the Torts Law, in the case of car rental, where the driver is different from the owner of the vehicle, if the driver is held liable for a traffic accident, such liability will first be covered by the insurance company within the coverage of the compulsory traffic accident insurance of the vehicle. If the insurance coverage is not sufficient, the driver shall be responsible for the remaining compensation, and the vehicle owner shall not be liable for compensation unless the owner has fault in such accident. However, if we provide driving services, where the driver is our employee or an employee dispatched by other third party entity, if the driver causes damages or injuries to others when providing driving service, such liability will first be covered by the insurance company within the coverage of the compulsory traffic accident insurance of the vehicle. If the insurance coverage is not sufficient, we will generally be held liable for the remaining compensation.

Regulations on foreign currency exchange and dividend distribution

Foreign currency exchange

The principal regulations governing foreign currency exchange in China are the Foreign Currency Administration Regulations of 1996, as amended in August 2008 and Administration Rules of the Settlement, Sale and Payment of Foreign Exchange, or the Administration Rules promulgated by PBOC in June, 1996. Under these regulations, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions without SAFE approval except as otherwise explicitly provided by laws and regulations. However, conversion of the Renminbi for capital account items, such as direct investment, loans, repatriation of investment and investment in securities outside China, is subject to approvals of or registration with, SAFE or its competent local branches.

Under the Administration Rules, enterprises may only buy, sell or remit foreign currencies at banks that are authorized to conduct foreign exchange business after the enterprise provides valid commercial documents and relevant supporting documents and, in the case of certain capital account transactions, after obtaining approval from SAFE or its competent local branches. Capital investments by enterprises outside of China are also subject to limitations, which include approvals by the MOFCOM, SAFE and the National Development and Reform Commission, or their respective competent local branches.

On August 29, 2008, the SAFE promulgated a notice, Circular 142, regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice requires that the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, the SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Furthermore, on November 9, 2010, SAFE promulgated the Notice Relating to Strengthening the Administration of Foreign Exchange Businesses, which tightens the regulation on the settlement of net proceeds from overseas offerings , and requires (i) that the settlement of net proceeds must be consistent with the uses stated in the prospectus for the offering, and (ii) the submission of relevant board resolutions for the portion of proceeds that is over-subscripted or fall outside the uses stated in the prospectus.

We derive substantially all of our revenues in the Renminbi, which is not a freely convertible currency. Under our current structure, our income will be primarily derived from dividend payments from our subsidiaries in China. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including the U.S. dollar, has been based on rates set by PBOC. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a band against a basket of certain foreign currencies. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

Dividend distribution

The principal regulations governing distribution of dividends of a company include the amended Company Law (promulgated on December 28, 2013, effective on March 1, 2014), the amended Wholly Foreign-Owned Enterprise Law (or the WFOE Law, effective on October 31, 2000), and the amended Wholly Foreign-Owned Enterprise Law Implementing Rules (or the Implementing Rules of WFOE Law, effective on March 1, 2014).

Under the above laws and regulations, a company may pay dividends only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations after funding certain reserve funds. Sino-foreign joint venture companies may make such reservation according to the percentage determined by the board of directors. Other companies in China, including wholly foreign-owned enterprises are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of registered capital. These reserves are not distributable as cash dividends.

According to the EIT Law and the Implementing Rules dividends paid by a wholly foreign owned enterprise to non-resident enterprise may be subject to a withholding tax at the rate of 10% unless the non-resident enterprise is entitled to a lower tax rate according to applicable tax treaties or similar tax arrangements.

Under the EIT Law and its Implementing Rules, if a company incorporated outside China has its “de facto management body” located within China, the company would be classified as a resident enterprise and thus would be subject to an enterprise income tax rate of 25% on all of its income on a worldwide basis, with the possible exception of dividends received directly from another Chinese resident enterprise.

Our Chinese subsidiaries are restricted from distributing any dividends to us until they have met these requirements set out in the above laws and regulations.

Regulations on employee share options

Pursuant to the Implementing Rules of the Administration Measure for Individual Foreign Exchange, or the Individual Foreign Exchange Rule, and the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Share Incentive Plan of Overseas-Listed Companies, or Share Option Rule, issued in January 2007 and February 2012, respectively, by the SAFE, domestic individuals who have participated in any stock incentive plan including employee stock holding plan, share option plan or similar plan in an overseas-listed company are required to register with the relevant SAFE branch and complete certain other procedures related to the share incentive plan through a PRC agent. Under the Share Option Rule, individuals in PRC including PRC citizens (including of Hong Kong, Macau and Taiwan nationals) and foreign nationals who have continuously resided in China for at least a year who participate in the share incentive plan of a same overseas listed company shall collectively appoint a qualified PRC domestic agent or a PRC subsidiary of such overseas listed company, or the PRC agent, to conduct foreign exchange registration, open bank accounts and transfer and exchange funds and an overseas entity shall be appointed to conduct exercise of option, buying and selling of relevant stocks or equities and transfer of relevant funds. The individuals’ foreign exchange income received from the sale of shares or dividends distributed by the overseas-listed company which is repatriated back to China shall first be remitted into a collective foreign exchange account opened and managed by the PRC agent before distribution to such individuals in a foreign currency or in RMB. We and our employees who are domestic individuals and have participated in our stock incentive plan, or PRC optionees, will be subject to these rules upon the listing of our ADSs on the NYSE. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions. In addition, the SAT has issued certain circulars concerning employee share options. Pursuant to these circulars, our employees working in China who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or any other PRC government authorities.

Regulations on foreign exchange registration of offshore investment by PRC residents

On July 4, 2014, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange for Overseas Investment and Financing and Reverse Investment by Domestic Residents via Special Purpose Vehicles, or Circular 37, which replaced the Notice on Issues Relating to the Administration of Foreign Exchange for the Financing and Reverse Investment by Domestic Residents via Offshore Special Purpose Vehicles issued by SAFE in October 2005, or Circular 75. Pursuant to Circular 37, any PRC residents, including both PRC institutions and individual residents, are required to register with the local SAFE branch before making contribution to a company set up or controlled by the PRC residents outside of the PRC for the purpose of overseas investment or financing with their legally owned domestic or offshore assets or interests, referred to in this circular as a “special purpose vehicle.” Under Circular 37, the term “PRC institutions” refers to entities with legal person status or other economic organizations established within the territory of the PRC. The term “PRC individual residents” includes all PRC citizens (also including PRC citizens abroad) and foreigners who habitually reside in the PRC for economic benefit. A registered special purpose vehicle is required to amend its SAFE registration or file with respect to such vehicle in connection with any change of basic information including PRC individual resident shareholder, name, term of operation, or PRC individual resident’s increase or decrease of capital, transfer or exchange of shares, merger, division or other material changes. In addition, if a non-listed special purpose vehicle grants any equity incentives to directors, supervisors or employees of domestic companies under its direct or indirect control, the relevant PRC individual residents could register with the local SAFE branch before exercising such options. The SAFE simultaneously issued a series of guidances to its local branches with respect to the implementation of Circular 37. Under Circular 37, failure to comply with the foreign exchange registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including restrictions on the payment of dividends and other distributions to its offshore parent company and the capital inflow from the offshore entity, and may also subject the relevant PRC residents and onshore company to penalties under the PRC foreign exchange administration regulations.

Regulations on cross-border direct investment in Renminbi

On October 12, 2011, MOFCOM issued the Notice of the Ministry of Commerce on Issues concerning Cross border Direct Investment in Renminbi which was abolished in 2013 and on December 3, 2013 the MOFCOM promulgated the Announcement on Issues relating to Cross-border Direct Investment in RMB, effective from January 1, 2014. Under this announcement, the “cross-border direct investment in RMB “shall refer to the direct investment activities conducted by foreign investors (including the investors from Hong Kong, Macau and Taiwan) in China with offshore RMB funds obtained legally, including, among other things, the establishment of new enterprises, increase of capital, shareholding or merger and acquisition of domestic enterprises. The cross-border direct investment in RMB by a foreign investor or reinvestment by its foreign-invested enterprise shall conform to the requirements of laws, regulations and relevant provisions on foreign investment and comply with the foreign investment industry policies of China and the provisions on security review of foreign investment mergers and acquisitions and anti-monopoly review. No foreign-invested enterprise is allowed to use the funds of cross-border direct investment in RMB for investment, directly or indirectly, in negotiable securities and financial derivatives in China (except for strategic investment in listed companies) or for entrusted loans. On October 13, 2011, the PBOC issued the Management Rules on the Settlement of Foreign Direct Invested Renminbi, which provide that foreign invested enterprises with RMB-dominated foreign direct investment must register with the PBOC or its local branch after obtaining the permit from MOFCOM and the business license.

Regulations on intellectual property rights

China has adopted comprehensive legislation governing intellectual property rights, including copyright, trademark, patents and domain names.

Copyright

The Copyright Law of the PRC was adopted in 1990 and amended in 2001 and 2010. Copyrighted software is protected under the Copyright Law and other regulations. In addition, there is a voluntary registration system administered by the China Copyright Protection Center.

In order to strengthen the protection of the rights and interests of computer software copyright owners, the State Council promulgated the Regulations on the Protection of Computer Software on December 20, 2001, which became effective on January 1, 2002 and amended it in 2011 and 2013, and the State Bureau of Copyright promulgated the Measures on the Registration of Computer Software Copyright on February 20, 2002. For the software copyrights of legal persons or other organizations, the term of protection for the software copyright is 50 years, ending on December 31 of the fiftieth year after the first publication of the software. The software copyright owner may follow registration procedures with the software registration institution authorized by the State Bureau of Copyright and obtain a Registration Certificate of Software Copyright, which is the prima facie proof of the registered copyright ownership. Our PRC subsidiaries have registered the copyrights of 17 computer software in the PRC, and have obtained all Registration Certificates of Software Copyright.

Trademark

Our PRC subsidiaries have registered 106 trademarks in the PRC and 18 trademarks in other countries. Registered trademarks are protected under the Trademark Law adopted on August 23, 1982 (effective on March 1, 1983) and amended on February 22, 1993 (effective on July 1, 1993), October 27, 2001 (effective on December 1, 2001) and August 30, 2013 (effective on May 1, 2014), the Trademark Office of the State Administration of Industry and Commerce (or the Trademark Office) is responsible for the registration and administration of trademarks throughout China and grants a term of ten years to registered trademarks. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark that has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark shall not prejudice the existing right of others obtained by priority, nor shall any person register in advance a trademark that has already been used by another person and has already gained “sufficient degree of reputation” through that person’s use. After receiving an application, the Trademark Office will make a public announcement if the relevant trademark passes the preliminary examination. Within three months after such public announcement, any person may file an opposition against a trademark that has passed a preliminary examination. The Trademark Office’s decisions on rejection, opposition or cancellation of an application may be appealed to the Trademark Review and Adjudication Board, whose decision may be further appealed through judicial proceedings.

If no opposition is filed within three months after the public announcement period or if the opposition has been overruled, the Trademark Office will approve the registration, issue a registration certificate and make an announcement, upon which the trademark is registered and will be effective for a renewable ten-year period, unless otherwise revoked. In the case of a trademark infringement, where the actual loss suffered by the right holder as a result of the infringement, the profits gained by the infringer from the infringement and the royalties of the registered trademark concerned are difficult to determine, the people’s court shall render a judgment on awarding damages of up to RMB300.0 million depending on the circumstances of the infringing acts.

Patent

The NPC adopted the Patent Law of the PRC in 1984, and amended it in 1992, 2000 and 2008. The purpose of the Patent Law is to protect and encourage invention, foster applications of invention and promote innovations and the development of science and technology. A patentable invention or utility model must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Council is responsible for receiving, examining and approving patent applications. A patent is valid for a term of 20 years in the case of an invention and a term of ten years in the case of a utility model and design, starting from the application date. A third-party user must obtain consent or a proper license from the patent owner to use the patent except for certain specific circumstances provided by law. Otherwise, the use will constitute an infringement of the patent rights.

Domain name

Our PRC subsidiaries have registered 179 domain names. On November 5, 2004, the Ministry of Industry and Information Technology promulgated the Measures for Administration of Domain Names for the Chinese Internet (or the Domain Name Measures, effective on December 20, 2004). The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “cn”. On May 29, 2012, the China Internet Network Information Center, or the CNNIC, issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names (effective on the promulgation date). On June 28, 2012, the CNNIC issued the Measures on Domain Name Disputes Resolution (effective on the promulgation date), pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes.

C.            Organizational Structure

We commenced our business in 2006, which was initially focused on providing car services to premium corporate clients. In 2008, we began to provide car rentals to individual customers. Our company, eHi Car Services Limited (previously known as Prudent Choice International Limited or eHi Auto Services Limited), was incorporated in the Cayman Islands on August 3, 2007. eHi Car Services Limited is a holding company. Currently we operate our car rentals business primarily through our PRC subsidiaries eHi Rental and eHi Jiangsu, and their subsidiaries and branches.

In March 2008, eHi Rental was established in China by two nominee shareholders designated by Mr. Ray Ruiping Zhang to engage in, among other things, car rentals. Also in March 2008, we established our first wholly foreign owned subsidiary Shuzhi Information Technology (Shanghai) Co., Ltd., or Shuzhi, in China. In November 2009, Shuzhi acquired the 94.13% equity interest of eHi Rental, and two nominee shareholders designated by Shuzhi acquired the remaining 5.87% equity interest of eHi Rental.

On September 24, 2010, we acquired all the shares of eHi Auto Services (Hong Kong) Holding Limited, or eHi Hong Kong, a then dormant company incorporated in Hong Kong, and became its sole shareholder. In January 2011, Shuzhi and eHi Hong Kong completed a share transfer and capital increase of eHi Rental, upon which eHi Hong Kong acquired the 5.87% equity interest of eHi Rental from the two nominee shareholders designated by Shuzhi and subscribed for the increased registered capital in eHi Rental by contributing an additional US$25,185,185. As a result, eHi Rental was converted into a Sino foreign joint venture enterprise with 65.14% equity interest held by eHi Hong Kong and the remaining 34.86% equity interest held by Shuzhi. The registered capital of eHi Rental was increased to US$100 million in July 2011 and further increased to US$130 million in May 2012, US$150 million in November 2014 and US$248 million in January 2015. eHi Hong Kong and Shuzhi currently hold 89.14% and 10.86% equity interests of eHi Rental, respectively.

On December 23, 2011, we established our second wholly foreign owned subsidiary, eHi Jiangsu, in China. eHi Jiangsu is wholly owned by eHi Hong Kong. We have, through eHi Rental and eHi Jiangsu, established and acquired several subsidiaries in various regions in China to expand the geographic coverage of our business operations. We plan to establish more subsidiaries and branches providing car renals through eHi Rental and eHi Jiangsu in the future.

In connection with our car services business, we provide vehicles and chauffeur services through different subsidiaries under separate contracts. We provide vehicles through eHi Rental and eHi Jiangsu as well as their subsidiaries and branches, and provide chauffeur services through Shanghai Smart Brand, which was established by Shuzhi on April 13, 2011. Several subsidiaries and branches of Shanghai Smart Brand were also established to provide chauffeur services in various regions in China.

Our current major operations are not subject to the ICP license requirements. In March 2014, we entered into a series of contractual arrangements with our PRC incorporated variable interest entity eHi Information, and its shareholders to further expand our Internet and mobile services. Such contractual arrangements enable us to exercise effective control over the operations of eHi Information which resulted in the consolidation of eHi Information by eHi Rental. eHi Information obtained the ICP license from the relevant telecommunication authorities on September 24, 2014. eHi Information currently does not have any operation and we do not expect eHi Information to contribute a material portion of our net revenues and operations in the foreseeable future. In  January 2015, we entered into a series of contractual arrangements with our PRC incorporated variable interest entity eHi Car Sharing and its shareholders, which is intended to provide an online platform for P2P car rental between private vehicles owners and individual customers.  eHi Car Sharing is currently testing this new business initiative and is intended to apply for the ICP license.

On October 17, 2013, we established L&L Financial Leasing Holding Limited, or L&L, in Hong Kong through eHi Hong Kong, which is a holding company of Shanghai Taihao Financial Leasing Co., Ltd., or Shanghai Taihao, and Shanghai Taide Financial Leasing Co., Ltd., or Shanghai Taide. Shanghai Taide was incorporated in the Shanghai Free Trade Zone. Shanghai Taihao and Shanghai Taide are authorized to operate financial leasing business in China.

On November 10, 2013, we, through Shuzhi, established a wholly owned subsidiary Shangahi Taihan Trading Co., Ltd., or Shanghai Taihan. Shanghai Taihan was incorporated in the Shanghai Free Trade Zone to operate sales of vehicles and used vehicles business.

On April 21, 2014, we, through our wholly owned subsidiary, Elite Plus Developments Limited, or Elite Plus, invested US$25 million for subscribing series B preferred shares of Travice Inc., which developed and operates Kuaidi mobile taxi and car calling service provider, representing 8.4% of the then outstanding share capital of Travice Inc. Travice Inc. also issued a warrant to Elite Plus to purchase additional 4,684,074 series C preferred shares of Travice Inc. In January 2015, the Company waived the warrant and received US$3 million in exchange for the waiver of the warrant.  In February 2015, Travice Inc. was merged with and into Xiaoju Science and Technology Limited, which developed and operates Didi mobile taxi and car hailing service provider. After the completion of such merger, our investment in Travice Inc. was exchanged to a minority stake of the surviving company Xiaoju Kuaizhi Inc.

In November 2014, we completed an initial public offering of 10,000,000 ADSs at the price of US$12.00 per ADS. Each ADS represents two Class A common shares. On November 18, 2014, our ADSs were listed on the New York Stock Exchange under the symbol “EHIC”.  In November 2014 we also offered and sold 5,000,000, 1,666,666 and 1,666,666 Class A common shares to Dongfeng Asset Management Co. Ltd., China Universal Asset Management Co., Ltd. and Ctrip, respectively, at the price of US$6.00 per share (equivalent to US$12.00 per ADS), in a private placement concurrent with the initial public offering.

The following diagram illustrates our principal corporate structure as of the date of this Form 20-F :

(1)    eHi Information is a variable interest entity incorporated in China and is 50% owned by Mr. Hongtao Han and 50% owned by Mr. Chun Xie. We effectively control eHi Information through contractual arrangements.

(2)    eHi Car Sharing is a variable interest entity incorporated in China and is 70% owned by Mr. Wen Zhang and 30% owned by Mr. Chengzhu Wang.

D.            Property, Plant and Equipment

Our corporate headquarters are located in Shanghai, China, where we lease an aggregate gross floor area of approximately 2,200 square meters for our general administration as well as to process reservations for our car services and maintain our proprietary technology platform.

As of December 31, 2014, we directly operated a total of 1,180 service locations in 99 cities across China. Our lease agreements for office space of our stores generally have a term of one to three years. All of our service locations have a standardized design, appearance, decoration, color scheme and display. We select locations for our stores and pick-up points based on criteria including convenient access to transportation hubs, major office buildings, shopping centers or universities, which we believe have more potential for sustainable and increasing demand for our services.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.                        OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F. This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. For more information regarding forward-looking statements, see “Forward-Looking Statements.” In evaluating our business, you should carefully consider the information provided under Item 3.D, “Key Information—Risk Factors.” We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.            Operating Results

Overview

We provide one-stop comprehensive services to both individual customers and corporate clients. This business model, together with our leading positions in both China’s car service market and car rental market, enables us to cross-sell to different target customers and capture complementary and evolving market opportunities.

Our one-stop comprehensive services include the following:

•                                   Car rentals.  We provide self-drive car rental services to both individual customers and corporate clients to meet their travel, leisure, business and ground transportation needs. Our short-term car rentals have a term of less than one year and are primarily provided to individual customers on an hourly, daily, weekly or monthly basis. Our long-term car rentals have a term of one year or longer and are primarily provided to corporate clients. As of December 31, 2014, our car rental fleet included 18,416 vehicles of over 200 models primarily from major automobile manufacturers. In 2014, we derived approximately 70.3% of our net revenues from car rentals.

•                                   Car services.  We provide chauffeured car services primarily to corporate clients, including may Fortune 500 companies in China. Our car services include routine services such as airport pickup and drop-off, inter-office transfers and other business transportation needs, as well as event-driven activities such as conventions, promotional tours and special events. We generally enter into long-term framework agreements with our corporate clients pursuant to which our vehicles and chauffeur services are provided by different subsidiaries under separate contracts. With 1,330 vehicles and 1,303 drivers as of December 31, 2014, our car services were offered in 57 major cities across China with a focus on first-tier cities including Beijing, Shanghai, Guangzhou and Shenzhen. In 2014, we derived approximately 29.7% of our net revenues from car services.

Factors Affecting Our Results of Operations

We believe that the most significant macro-level factors affecting our results of operations include:

•                  health of the global economy and the growth and development of China’s economy;

•                  overall growth of China’s car services industry;

•                  automobile ownership penetration rate and the number of driver license holders in China;

•                  increasing demand for leisure travel and shift in lifestyle in China towards driving as a preferred means of travel;

•                  growth of transportation infrastructure in China; and

•                  governmental regulations and measures relating to vehicle purchase, ownership and usage and tax policies.

Our results of operations in any given period are more directly affected by company specific factors, including:

•                              Fleet utilization.  Our ability to effectively utilize our fleet will have a material effect on our results of operations. We view our entire vehicle fleet as one pool of assets that are cross-utilizable, and we re-deploy our fleet to complement different demand cycles. Factors affecting the utilization of our fleet include, among others, our fleet size, the demand for our services, our pricing, our customer experience, the effective management of our operations through our proprietary technology platform, and the competitive landscape of car services market in China. In 2012, 2013 and 2014, the fleet utilization rate of our car rental fleet was 72.0%, 70.5% and 71.8%, respectively.

•                              Fleet size and geographic coverage.  Expansion of our fleet size and geographic coverage is essential to the growth of our business. We had grown our fleet from 9,829 vehicles as of December 31, 2012 to 19,746 vehicles as of December 31, 2014, and expanded our geographic coverage from 48 cities as of January 1, 2012 to 99 cities as of December 31, 2014. We intend to continue to expand our fleet size, further penetrate our existing markets, and extend our services to selected new cities which have strong growth potential and are close to our existing markets, transportation hubs or tourist spots. Our business and results of operations will depend significantly on our ability to expand fleet size and geographic coverage in a timely manner.

•                              Pricing.  We have adopted a dynamic pricing mechanism to determine our rental rates for car rentals. This mechanism determines a specific vehicle model’s rental rate based on its purchase price taking into consideration other variables such as pickup/drop-off time and location, the availability of our vehicles during such period at the location, prevailing market prices, demand for such vehicle model and the length of rental period. Operating expenses such as store expenses and other executory costs are not significant considerations in determining our car rental rates. Our management reviews our rental rates for car rentals on a regular basis.

We determine the rates for our car services based on a number of factors, including vehicle model, service type, the length of rental period, time and location of pickup and drop-off, and prevailing market prices. Operating expenses such as store expenses and other executory costs are not significant considerations in determining rates for car services. Our management reviews these rates on a regular basis. Our long-term framework agreements with our corporate clients provide for predetermined price ranges and, as a result, our rates for car services are generally more stable.

•                              Finance costs.  We use banks and third-party financing companies to finance the procurement of a portion of our fleet. Due to our large fleet size and procurement needs, our ability to obtain proper source of financing and respective finance costs in connection with our vehicle acquisition could have a material impact on our results of operations.

•                              Vehicle acquisition and disposition and our ability to control operating expenses. Vehicle purchases have historically accounted for, and are expected to continue to account for, most of our capital expenditures. To provide our customers with vehicles in good conditions, we typically hold vehicles in our fleet for three to four years before disposing them through a variety of disposition channels, including auctions, brokered sales, dealers and online used car marketplace. The difference between the disposal price of a used vehicle and the residual book value of such vehicle is recorded as a gain or loss under our depreciation expenses in our consolidated statements of comprehensive loss. Therefore, our ability to dispose of retired vehicles at optimal prices will have a material effect on our results of operations.

In addition, our results of operations will be impacted by our ability to control other operating expenses, including without limitation vehicle-related depreciation, payroll-related expenses, vehicle insurance expenses, vehicle repair and maintenance expenses fuel expenses and store expenses. Our large fleet size provides us economies of scale, enabling us to obtain favorable prices and discounts from key players in the vehicle supply ecosystem. We also plan to open additional in-house vehicle repair and maintenance centers in cities where our fleet has achieved economies of scale and additional in-house repair and maintenance centers are expected to be more cost-effective compared to third-party service providers.

•                              Ability to attract and retain customers.  The success of our business hinges on our customer satisfaction level, which in turn depends on a variety of factors. These factors include, among others, our ability to (i) consistently provide high-quality customer experience, (ii) continue to offer comprehensive and complementary services tailored to our customers’ needs, (iii) maintain good vehicle condition, and (iv) provide timely and satisfactory after-sales services.

•                              Seasonality.  We generally experience some effects of seasonality due to increases in leisure travel activities and decreases in business travel activities during the summer season and public holidays in the PRC such as Chinese New Year, Labor Day, and National Day. The seasonal impacts on our car rentals and car services may, to some extent, offset each other. In addition, we typically launch promotions for certain car rentals and car services in selected cities after major holidays in China. Our revenues may also fluctuate due to adverse weather conditions, such as snow or rain storms. Seasonal changes in our revenues do not alter our depreciation and labor costs or certain other expenses, such as rent and insurance, which are fixed in the short run.

Key operating metrics

We utilize a set of key operating metrics which our senior management reviews frequently. The review of these metrics facilitates timely evaluation of the performance of our business and effective communication of results and key decisions, allowing our business to react promptly to changing customer demands and market conditions. When evaluating business performance and profitability, the assessment is made on our entire business as opposed to separate revenue streams. Spending, budgeting and resource allocation decisions are also made taking into account our entire business.

The following tables set forth our key operating metrics as of the dates and for the periods indicated:

Period-end fleet size(1)

	As of December 31,
	2012	2013	2014
Car rentals	8,957	10,500	18,416
Car services	872	1,086	1,330
Total	9,829	11,586	19,746

(1) “Period-end fleet size” refers to the aggregate number of vehicles in our car rentals and car services fleets as of the last day of a given period to which we hold legal title, including vehicles that we have written off in accordance with our accounting policy and vehicles that are currently missing but have not been written off. As of December 31, 2014, we had written off a total of 140 vehicles since our inception in 2006 due to various reasons.

Car rentals and car services

	For the Years Ended December 31,
	2012	2013	2014
Average available fleet size(1)	8,484	9,937	14,111
RevPAC (RMB)(2)	145	156	165

Car rentals

	For the Years Ended December 31,
	2012	2013	2014
Average available fleet size(1)	7,704	8,987	12,955
RevPAC (RMB)(2)	104	115	127
Fleet utilization rate (%)(3)	72.0	70.5	71.8
Average daily rental rate (RMB)(4)	145	163	176

Car services

	For the Years Ended December 31,
	2012	2013	2014
Average available fleet size(1)	780	950	1,156
RevPAC (RMB)(2)	549	546	598

(1) “Average available fleet size” is calculated by dividing the aggregate number of days in which our fleet was in operation during a given period by the total number of days during the same period. In determining the size of our fleet in operation, we include all vehicles in our car rentals and car services fleets except for vehicles that have been written off in accordance with our accounting policy and vehicles that have not been consistently made available for rent and that we may consider to dispose when appropriate opportunities arise.

(2) “RevPAC” refers to average daily net revenue per available car, which is calculated by dividing the net revenues during a given period by the aggregate number of days in which our fleet was in operation during the same period.

(3) “Fleet utilization rate” refers to the aggregate transaction days for our car rental fleet during a given period divided by the aggregate days our car rental fleet are in operation during the same period. “Transaction days” refer to the aggregate number of days on which a vehicle in our car rental or car services fleet was on rent during a given period.

(4) “Average daily rental rate” refers to RevPAC during a given period divided by the fleet utilization rate during the same period.

There is no industry norm with respect to the calculations of these operating metrics. As a result, our operating metrics may not be comparable to those used by other industry participants.

Certain income statement line items

Net revenues

Our net revenues represent our gross revenues from operations, less business tax, VAT and other related surcharges. The following table sets forth our net revenues for the periods presented by service type. No single individual customer or corporate client accounted for more than 5% of our net revenues in any period presented.

	For the Year Ended December 31,
	2012		2013		2014
	RMB	% of Net Revenues	RMB	% of Net Revenues	RMB	US$	% of Net Revenues
	(in thousands, except percentages)
Car rentals	293,691	65.3%	377,013	66.6%	598,792	96,508	70.3%
Car services	156,394	34.7	189,381	33.4	252,373	40,675	29.7
Total net revenues	450,085	100.0%	566,394	100.0%	851,165	137,183	100.0%

Car rentals

We provide self-drive car rental services to both individual customers and corporate clients. Our short-term car rentals have a term of less than one year and are primarily provided to individual customers on an hourly, daily, weekly or monthly basis. A majority of our revenues derived from short-term car rentals are from our basic car rental service package, the charges for which include an hourly or daily rental fee, a transaction based handling fee and a basic insurance charge. We also derive a small portion of short-term car rentals revenues from fees and charges for premium services such as vehicle delivery to and pick up from customer-designated locations, GPS-based navigation device rentals, charges for inter-city return, and excess mileage charges. Our long-term car rentals have a term of one year or longer and are primarily provided to corporate clients at a negotiated rental rate under long-term contracts.

Car services

We provide chauffeured car services primarily to corporate clients. We generally enter into long-term framework agreements with our corporate clients pursuant to which our vehicles and chauffeur services are provided by different subsidiaries under separate contracts. We usually charge our corporate clients for car services a negotiated fixed service fee for a specified trip or for services in a certain period of time, which include the provision of chauffeur services. In certain circumstances, based on demand from key corporate clients, we also cooperate with contracted service providers to provide car services in certain cities where we currently do not provide car services or the demand for such services exceeds our existing capacity. We recognize the revenues derived from such contracted service providers on a gross basis and recognize the costs related to them as part of our vehicle operating expenses.

Vehicle operating expenses

The principal components of our vehicle operating expenses include vehicle-related depreciation, labor costs, vehicle insurance expenses, vehicle repair and maintenance expenses, fuel expenses as well as store expenses. The following table sets forth the components of our vehicle operating expenses for the periods indicated:

	For the Years Ended December 31,
	2012		2013		2014
	RMB	% of Net Revenues	RMB	% of Net Revenues	RMB	US$	% of Net Revenues
	(in thousands, except percentages)
Net revenues	450,085	100.0%	566,394	100.0%	851,165	137,183	100.0%
Vehicle operating expenses:
Vehicle-related depreciation	165,199	36.7	190,463	33.6	277,336	44,698	32.6
Payroll-related expenses	81,427	18.1	112,827	19.9	162,965	26,265	19.1
Vehicle insurance expenses	51,402	11.4	52,098	9.2	72,190	11,635	8.5
Vehicle repair and maintenance expenses	36,926	8.2	45,503	8.0	45,319	7,304	5.3
Fuel expenses	35,160	7.8	39,798	7.0	56,236	9,064	6.6
Store expenses	24,756	5.5	33,766	6.0	48,135	7,758	5.7
Others	37,578	8.4	51,991	9.2	56,518	9,109	6.6
Total vehicle operating expenses	432,448	96.1%	526,446	92.9%	718,699	115,833	84.4%

Vehicle-related depreciation.  A significant component of our vehicle operating expenses is vehicle-related depreciation. As our fleet continues to grow, depreciation has become, and will continue to be, a significant portion of our vehicle operating expenses. Our depreciation expenses are also affected by the following factors, some of which may be beyond our control: (i) our average vehicle and in-car equipment acquisition cost, (ii) our management’s periodic review of present and estimated future market conditions and their effect on residual values of our vehicles at the time of disposal, (iii) provision or write-off in connection with our lost or stolen vehicles, and (iv) any gain or loss resulted from our vehicle disposal. Depreciation begins when three criteria are met: (i) license plate for the vehicle is obtained, (ii) insurance for the vehicle becomes effective, and (iii) GPS-based tracking device is installed on the vehicle, which allows our proprietary technology platform to monitor the location of the vehicle.

Payroll-related expenses.  Our payroll-related expenses primarily consist of salaries, social insurance and welfare benefits of our employees directly involved in vehicle operations. As of December 31, 2014, we had 2,528 full-time employees who were directly involved in vehicle operations and services, including 1,303 drivers. We expect the number of our employees to continue to increase along with the expansion of our operations. As overall wages in China continue to increase, we expect our labor costs to continue to rise in the foreseeable future. We seek to maintain compensation levels in accordance with prevailing trends in our industry.

Vehicle insurance expenses.  We purchase motor vehicle damage insurance, third-party liability insurance, compulsory traffic accident insurance, passenger injury insurance, and other insurance coverage that our management considers adequate to protect our assets and operations under different situations. If we have a low accident rate of our fleet, we may benefit from the “no-claim discount” and enjoy lower insurance premium when purchasing relevant insurance for our fleet.

Vehicle repair and maintenance expenses.  Vehicle repair and maintenance expenses are largely a function of our fleet size. As our fleet size increases, we expect these expenses to increase. Vehicle repair and maintenance expenses are also affected by the age and model of vehicles. A new vehicle typically incurs less repair and maintenance expenses than an older one. We also expect that opening more in-house vehicle repair and maintenance centers in cities where we have sizable fleet will help reduce average repair and maintenance expenses per vehicle.

Fuel expenses.  We bear the fuel expenses consumed when we provide car services to our corporate clients. We also bear the fuel expenses for gasoline in our vehicles when we deliver our rental cars to customers and when we provide vehicle pick-up and drop-off services to them, as well as the fuel expenses of internal fleet dispatching and repair and maintenance.

Store expenses.  Our store expenses include rental expenses with respect to our service locations, which include our stores and pick-up points, depreciation of store equipment and improvement, and other store related expenses. We typically enter into lease agreements for our stores with terms of three to five years. The increase in our store expenses primarily resulted from our continued expansion, and we expect our store expenses will continue to increase as we further expand our nationwide service network.

Other expenses.  Other expenses include, among others, fees paid to contracted service providers for car services provided by them to our clients in certain cities where we currently do not provide car services or the demand for such services exceeds our existing capacity. Other expenses also include tolls, vehicle annual inspection fees and other miscellaneous expenses.

As we continue to expand the scale of our operations, we expect to gradually benefit from economies of scale and increasing operating efficiency, thereby lowering our vehicle operating expenses as a percentage of our net revenues.

Selling and marketing expenses

Selling and marketing expenses consist primarily of advertising and promotion expenses. We have historically promoted our brand and services primarily through online channels, such as search engines, social network websites and Internet portals. We also utilize offline advertising channels, such as outdoor advertising. Attributable to our commitment to enhanced customer experience, we have built a broad and diverse customer base and are increasingly benefiting from word-of-mouth referrals, thereby lowering the growth rate of our selling and marketing expenses. Selling and marketing expenses also include payroll-related expenses in connection with our sales and marketing personnel and other expenses relating to our selling and marketing activities.

The following table sets forth the key components of our selling and marketing expenses for the periods indicated:

	For the Year Ended December 31,
	2012		2013		2014
	RMB	% of Net Revenues	RMB	% of Net Revenues	RMB	US$	% of Net Revenues
	(in thousands, except percentages)
Net revenues	450,085	100.0%	566,394	100.0%	851,165	137,183	100.0%
Selling and marketing expenses:
Advertising and promotion expenses	23,616	5.2	24,794	4.4	16,105	2,596	1.9
Payroll-related expenses	9,223	2.0	10,290	1.8	13,566	2,186	1.6
Others	5,370	1.3	5,355	0.9	5,645	910	0.6
Total selling and marketing expenses	38,209	8.5%	40,439	7.1%	35,316	5,692	4.1%

General and administrative expenses

General and administrative expenses consist primarily of (i) payroll-related expenses relating to our administrative and management functions, (ii) office rental expenses for our headquarters, (iii) share-based compensation expenses, and (iv) other administrative expenses.

The increases in our general and administrative expenses from 2012 to 2014 primarily reflected our business expansion and share-based compensation charges associated with options and restricted shares. We also recorded significant professional fees in 2012 and 2013 in connection with our financing activities. We expect our general and administrative expenses to continue to increase in absolute amounts as our business expands and as we become a public company resulting in significant reporting and compliance costs. We believe our facilities and proprietary technology platform enable us to support a substantial further increase in net revenues without causing a proportionate increase in our general and administrative expenses, and as a result, we expect our general and administrative expenses as a percentage of our net revenues to decline in the long run as we grow our business.

The following table sets forth the key components of our general and administrative expenses for the periods indicated:

	For the Year Ended December 31,
	2012		2013		2014
	RMB	% of Net Revenues	RMB	% of Net Revenues	RMB	US$	% of Net Revenues
	(in thousands, except percentages )
Net revenues	450,085	100.0%	566,394	100.0%	851,165	137,183	100.0%
General and administrative expenses:
Payroll-related expenses	41,651	9.3	57,469	10.1	66,338	10,692	7.8
Office rental expenses	5,095	1.1	6,927	1.2	7,940	1,280	0.9
Share-based compensation	6,567	1.5	6,168	1.1	12,058	1,943	1.4
Depreciation expense	207	0.0	1,839	0.3	2,156	347	0.3
Others	40,911	9.1	40,013	7.1	43,633	7,033	5.1
Total general and administrative expenses	94,431	21.0%	112,416	19.8%	132,125	21,295	15.5%

Other operating income

Other operating income relates primarily to government grants and subsidies that we receive from various level of local governments, including the financial subsidies in relation to the VAT Pilot Program. We recognize such grants and subsidies on a cash basis. Government grants and subsidies are granted from time to time at the discretion of the relevant government authorities. These grants and subsidies are granted for general corporate purposes and to support our ongoing operations in the region.

Share-based compensation expenses

We recognize share-based compensation based on the grant date fair value of equity awards, with compensation expense recognized over the period in which the grantee is required to provide services to our company in exchange for the equity award. Share-based compensation expense is classified in the consolidated statements of comprehensive loss based upon the job function of the grantee. We recognized share-based compensation expenses related to shares or share options granted to certain directors, officers and employees for their services to us in the amount of RMB6.7 million, RMB6.2 million and RMB12.7 million (US$2.0 million) in 2012, 2013 and 2014, respectively.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Our wholly owned Hong Kong subsidiaries, eHi Hong Kong and L&L, are subject to Hong Kong profit tax on its activities conducted in Hong Kong. No provision for Hong Kong profit tax has been made in the consolidated financial statements as eHi Hong Kong and L&L have no assessable income in 2012, 2013 and 2014. Dividends from our Hong Kong subsidiaries to us are exempt from withholding tax.

PRC

Prior to the effective date of the EIT Law on January 1, 2008, enterprises in China were generally subject to an enterprise income tax at a statutory rate of 33% unless they qualified for certain preferential treatment. Effective as of January 1, 2008, the EIT Law applies a uniform enterprise income tax rate of 25% to all domestic enterprises and foreign-invested enterprises and grants tax incentives for qualified enterprises. Therefore, unless otherwise specified, all of our PRC subsidiaries transitioned from an income tax rate of 33% to 25%, effective January 1, 2008. The EIT Law and its Implementing Rules also permit qualified small-scaled enterprises with low profit margins to enjoy a reduced 20% enterprise income tax rate. On November 29, 2011, Circular 117 further provided that if a qualified small-scaled enterprise with low profit margins has an annual taxable income of not more than RMB60,000, then 50% of its taxable income can be exempted from enterprise income tax until December 31, 2015, further reducing the effective enterprise income tax rate to 10% until then.

In addition, the EIT Law treats enterprises established outside of China that have “de facto management bodies” located in China as PRC resident enterprises for tax purposes. Under the EIT Law and its Implementing Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and other assets of an enterprise. We have not been informed by any PRC tax authorities that we or any of our offshore subsidiaries are treated as a resident enterprise for PRC tax purposes as of the date of this annual report. However, PRC tax authorities could make such a determination in the future, and if considered a resident enterprise for PRC tax purposes, our company would be subject to the PRC enterprise income tax on our global income.

Since January 1, 2012, the MOF and the SAT have started to implement the VAT Pilot Program, providing that companies which are classified by Shanghai’s local tax authorities as in transportation or certain modern service sectors are required to pay VAT, instead of business tax. Since August 1, 2012, the VAT Pilot Program has been expanded to and implemented in other regions, including Beijing, Tianjin, Jiangsu, Zhejiang, Anhui, Fujian, Hubei and Guangdong. Since August 1, 2013, the VAT Pilot Program has been expanded nationwide.  As a result of the VAT Pilot program, in general, we are subject to a 17% VAT for car rentals and an 11% VAT for car services, which have the effect of reducing our net revenues.

Critical accounting policies

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect: (i) the reported amounts of assets and liabilities, (ii) disclosure of contingent assets and liabilities at the end of each reporting period and (iii) the reported amounts of revenue and expenses during each reporting period. We evaluate these estimates and assumptions based on historical experience, knowledge and assessment of current business and other conditions, and expectations regarding the future based on available information and reasonable assumptions, which together form a basis for making judgments about matters not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places significant demands on the judgment of our management.

Revenue recognition

We provide car rentals and car services to our customers. Revenues are primarily comprised of vehicle rental fees and insurance charges, which are recognized over the rental period. Revenue from the sale of gasoline is recognized when the vehicle is returned and is based on the actual volume of gasoline consumed or a contracted fee paid by the customer. Payments for our services from individual customers are generally collected in advance and such amounts received are recorded as advances from customers on the consolidated balance sheets, and are recognized as revenue when services are rendered and revenue recognition criteria are met. For corporate clients who are on credit terms, the initial credit evaluation is conducted before trade credits are extended, and revenue is recognized when collectability is reasonably assured, services are rendered and all other revenue recognition criteria are met.

Based on demand from our corporate clients, we engage contracted service providers in offering car services to our customers where we currently do not provide such services in certain cities or the demand for such services exceeds our existing capacity. The end customers sign service contracts directly with us in such arrangements and we are the party who is responsible for customers’ acceptance for services rendered. In case of customer disputes, we resolve customer complaints and are solely responsible for refunding customers their payments. Therefore, we are considered the primary obligor. We also determine the service fee and bear the credit risk. As a result, we recognize this type of revenue on a gross basis.

In the consolidated statements of comprehensive loss, revenues are presented net of business tax, VAT and other related surcharges. Vehicle operating expenses associated with car rentals and car services have not been presented separately as we cannot reasonably and reliably estimate and allocate expenses to each of the revenue streams.

Customer loyalty program

We established our customer loyalty program, eHi loyalty program, in 2008. Our registered members who have used our car rental services could join this program and earn loyalty membership points upon eligible purchases, and such points can be redeemed for free rental periods, mileage upgrades, and other free gifts. We account for the customer loyalty program using the incremental cost method to estimate the costs associated with the future obligation to our customers, and record such costs as selling and marketing expenses in the consolidated statements of comprehensive loss. Unredeemed membership points are recorded in accrued expenses and other current liabilities in the consolidated balance sheets. We adjust the liability associated with our customer loyalty program based on our estimate of future redemption of membership points prior to their expiration, which is three calendar years from the day the membership points are awarded. Our estimate of the rate of future redemptions of membership points is based primarily upon our actual historical redemptions.

Allowance for doubtful accounts

We perform ongoing credit evaluation, and provide for an allowance for doubtful accounts for estimated losses resulting from the inability or unwillingness of our customers to make required payments. We review our allowance for doubtful accounts quarterly by assessing individual accounts receivable over a specific aging and amount. Delinquent account balances are written off when we have determined that the likelihood of collection is remote.

Investments

For investments where we do not have a controlling financial interest, we evaluate if they are investments in debt and equity securities and if they provide us with the ability to exercise significant influence over the operating and financial policies of the investees. Investments in debt and equity securities are classified into one of three categories: (i) “held to maturity” which are reported at amortized cost; (ii) “trading securities” which are reported at fair value with unrealized holding gains and losses recorded in earnings; and (iii) “available for sale” which are reported at fair value with changes in unrealized gains and losses recorded in other comprehensive income. The equity method is used for investments where we do not have a controlling financial interest but has the ability to exercise significant influence over the operating and financial policies of the investee. Cost method is used for investments where we do not have the ability to exercise significant influence over the operating and financial policies of the investee.

Investments are evaluated for impairment when facts or circumstances indicate that the fair value of an investment is less than its carrying value. We review several factors to determine whether a loss is other-than-temporary including, but not limited to, (1) nature of the investment; (2) cause and duration of the impairment; (3) extent to which fair value is less than cost; (4) current economic and market conditions; and (5) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

Property and equipment, net

Property and equipment is stated at cost, less accumulated depreciation and impairment. Depreciation of property and equipment is recorded on a straight-line basis upon the purchase date, which approximates their in-use date, except for vehicles and leasehold improvements, of which the in-use dates are tracked and monitored separately.

Vehicles

The initial cost of a vehicle is comprised of purchase price, plus any costs directly attributable to bringing the vehicle to the location and condition necessary for its intended use. Depreciation of vehicles is recorded on a straight-line basis, after consideration of expected holding periods and estimates of residual values. We expect to hold our vehicles generally for a period of approximately three to four years before their disposal, except for vehicles subject to the repurchase programs, which have a holding period typically ranges from 12 to 24 months. We estimate residual value of our vehicles which are not subject to the repurchase programs typically based on the current market price for used vehicles we obtained from used vehicles dealers or the used car market of similar models. However, the used vehicle market in China is still relatively premature and the price for similar vehicles could vary in different cities throughout the country depending on local market factors. We monitor accounting estimates relating to our vehicles on a quarterly basis, including the used vehicle market as well as the selling price of our vehicles when disposed of to assess the appropriateness of our estimated residual value. Changes made to estimates such as the estimated useful lives or residual values are reflected in vehicle related depreciation expense on a prospective basis. In addition, depreciation expenses associated with vehicles subject to the repurchase programs are recorded based on their respective contractual repurchase prices and holding periods, and are adjusted if the repurchase conditions of such vehicles are not met. A 1% increase or decrease in the estimated residual value of vehicles which are not subject to the repurchase programs would result in a corresponding decrease or increase in the vehicle related depreciation expense by RMB5.7 million (US$0.9 million) for the year ended December 31, 2014. Gain or loss on disposal of vehicles is calculated as the difference between the net sales proceeds and the carrying amount of the vehicle, and such amount is recognized as an adjustment to the vehicle related depreciation expense as part of vehicle operating expenses in the consolidated statements of comprehensive loss.

Vehicles that are available or unavailable for immediate rental (such as vehicles under repair and maintenance or vehicles in-transit) are subject to the same accounting treatment including recording of depreciation expense, impairment assessment, and periodic analysis of estimated useful lives and salvage value. We monitor activities and utilization of our vehicles on a regular basis via the installed GPS equipment. Vehicles that cannot be tracked via the installed GPS equipment and cannot be otherwise located are considered missing and/or lost. We have a dedicated department to locate and recover vehicles in this category and have a history of recovering a majority of such vehicles within the first six months after the time they could not be located. We write off the net carrying value of the vehicle and record a loss in the consolidated statements of comprehensive loss if a vehicle cannot be tracked via the installed GPS system for more than six months and cannot be otherwise located, as we believe that the chance of recovering a vehicle in such circumstances is remote.

Impairment of long-lived assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the estimated undiscounted future cash flow is less than the carrying amount of the assets, we recognize an impairment loss equal to the excess of the carrying value over the fair value of the assets. Fair value is based upon discounted cash flows of the assets at a rate deemed reasonable for the type of asset and prevailing market conditions, appraisals and, if appropriate, current estimated net sales proceeds from pending offers. Future cash flow estimates are, by their nature, subjective and actual results may differ materially from our estimates. Our estimates of cash flow are based on the current regulatory, social and economic climates where we conduct our operations as well as recent operating information and budgets for our business. These estimates could be negatively impacted by changes in laws and regulations, economic downturns, or other events affecting our business. If our ongoing estimates of future cash flows are not met, we may have to record additional impairment charges in future accounting periods.

Government grants and subsidy income

We receive government subsidies in the PRC from various levels of local governments from time to time which are granted for general corporate purposes and to support our ongoing operations in the region. We are also entitled to receive financial subsidies in relation to the VAT Pilot Program. These government subsidies are granted at the discretion of the relevant government authorities and, therefore, such amounts are recorded as other operating income on the consolidated statements of comprehensive loss in the period when cash is received.

Share-based compensation

We adopted the 2010 Plan in April 2010, which was amended and restated in December 2010 and August 2014. In October 2014, we adopted the 2014 Plan, which become effective immediately after the completion of our initial public offering in November 2014. These performance incentive plans were adopted to help us recruit and retain key employees, directors or consultants and to motivate such persons to exert their best efforts on behalf of our company by providing incentives through the granting of share-based awards. The plan administrator is our board of directors or a committee appointed and determined by the board. Under the 2010 Plan, we are authorized to issue a maximum of 6,698,470 common shares. As of the date of this annual report, 5,120,725 options and 450,000 issued but not fully vested restricted shares remained outstanding under the 2010 Plan, all of which were granted to our employees. These awards vest upon satisfaction of continuous service, which varies over a period of three to five years from the date of grant. Under the 2014 Plan, we are authorized to initially reserve a maximum of 4,000,000 common shares, provided that the shares reserved shall automatically increase on January 1 of each year during the term of the 2014 Plan, commencing on January 1, 2015, by an amount equal to the lesser of (i) one percent (1%) of the total number of common shares issued and outstanding on December 31 of the immediately preceding calendar year, (ii) 1,000,000 common shares or (iii) such number of common shares as may be determined by our board of directors.  As of the date of this annual report, we are authorized to issue a maximum of 4,000,000 Class A common share under the 2014 Plan. As of the date of this annual report, we had not granted any options or other equity incentives under the 2014 Plan.

We recognize share-based compensation on a straight-line basis based on the grant date fair value of equity awards, with compensation expense recognized over the period in which the grantee is required to provide services to us in exchange for the equity award. Share-based compensation expense is classified in the consolidated statements of comprehensive loss based upon the job function of the grantee. We account for a cancellation or settlement of an equity settled share-based payment award as an acceleration of vesting, and recognize immediately the amount that otherwise would have been recognized for services received over the remainder of the vesting period.

As the share-based compensation expense recognized in the consolidated statements of comprehensive loss is based on awards ultimately expected to vest, such amounts have been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant based on our historical experience and revised in subsequent periods if actual forfeitures differ from those estimates.

Internal control over financial reporting

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2014, we and our independent registered public accounting firm identified two material weaknesses and other deficiencies in our internal control over financial reporting as of December 31, 2014. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects our ability to initiate, authorize, record, process, or report external financial data reliably in accordance with U.S. GAAP such that there is more than a remote likelihood that a misstatement of our financial statements that is more than inconsequential will not be prevented or detected by our employees.

The material weaknesses identified related to insufficient accounting resources and expertise necessary to comply with U.S. GAAP and lack of sufficient and documented financial closing policies and procedures. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

To remedy our control deficiencies, we have adopted several measures to improve our internal control over financial reporting. In 2014, we hired a finance controller experienced in U.S. GAAP who was formerly a senior manager at a Big Four accounting firm and added additional accounting staffs to improve our financial reporting process. In addition to hiring experienced personnel, our accounting and financial reporting personnel attended training programs on U.S. GAAP, SEC reporting and other accounting related topics held by Big Four accounting firms and other professional organizations to maintain up-to-date knowledge on U.S. GAAP and SEC rules. We also performed additional review procedures, including review of journal entries and reconciliations for key accounts, to ensure the completeness and accuracy of our consolidated financial statements prepared in accordance with U.S. GAAP.

In 2015, we have hired a finance staff and an in-house counsel who are experienced in U.S. GAAP and SEC reporting, and have engaged an external consulting firm to help us prepare for Section 404 compliance by documenting our processes and internal controls and benchmarking against industry best practices. In addition, we have (i) provided, and intend to continue to provide, on-going training to our accounting and operating personnel across different subsidiaries to improve their accounting knowledge; (ii) developed, and continue to update as needed, a more comprehensive manual on accounting policies and procedures; and (iii) reinforced the oversight and review procedure over high risk areas subject to significant estimates and judgments.

We expect to complete the measures described above as soon as practicable and will continue to implement measures to remedy our internal control deficiencies in order to meet the deadline imposed by Section 404 of Sarbanes-Oxley Act. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. See “Risk Factors—Risks related to our business and industry—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

Results of Operations

The following table sets forth our condensed consolidated statements of operations by amount and as a percentage of our total net revenues for 2012, 2013 and 2014:

	For the Years Ended December 31,
	2012		2013		2014
	RMB	% of Net Revenues	RMB	% of Net Revenues	RMB	US$	% of Net Revenues
	(in thousands, except percentages)
Consolidated statements of comprehensive loss data
Net revenues	450,085	100.0%	566,394	100.0%	851,165	137,183	100.0%
Vehicle operating expenses(1)	(432,448)	(96.1)	(526,446)	(92.9)	(718,699)	(115,833)	(84.4)
Selling and marketing expenses(1)	(38,209)	(8.5)	(40,439)	(7.1)	(35,316)	(5,692)	(4.1)
General and administrative expenses(1)	(94,431)	(21.0)	(112,416)	(19.8)	(132,125)	(21,295)	(15.5)
Other operating income	11,041	2.5	13,549	2.3	17,122	2,760	2.0

Total operating expenses	(554,047)	(123.1)	(665,752)	(117.5)	(869,018)	(140,060)	(102.1)

Loss from operations	(103,962)	(23.1)	(99,358)	(17.5)	(17,853)	(2,877)	(2.1)

Interest income	1,146	0.3	360	0.1	4,397	709	0.5
Interest expense	(66,636)	(14.8)	(50,880)	(9.0)	(76,938)	(12,400)	(9.0)
Other expense, net	(1,046)	(0.3)	(1,108)	(0.3)	(840)	(135)	(0.1)

Loss before income taxes	(170,498)	(37.9)	(150,986)	(26.7)	(91,234)	(14,704)	(10.7)

Provision for income taxes	(5,212)	(1.1)	(1,228)	(0.2)	(1,912)	(308)	(0.2)
Net loss	(175,710)	(39.0)	(152,214)	(26.9)	(93,145)	(15,012)	(10.9)

(1) Include share-based compensation charges of RMB6.7 million, RMB6.2 million and RMB12.7 million (US$2.0 million) in 2012, 2013 and 2014, respectively, allocated as follows:

	For the Years Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(in thousands)
Vehicle operating expenses	(81)	(29)	(134)	(22)
Selling and marketing expense	(35)	(9)	(490)	(79)
General and administrative expenses	(6,567)	(6,168)	(12,057)	(1,943)
Total Share-based compensation expense	(6,683)	(6,206)	(12,681)	(2,044)

Year ended December 31, 2014 compared to year ended December 31, 2013

Net revenues

Our total net revenues increased by RMB284.8 million, or 50.3%, from RMB566.4 million in 2013 to RMB851.2 million (US$137.2 million) in 2014, primarily due to our increased fleet size, geographic expansion and increased demand from new and existing corporate customers.

Car rentals.  Our net revenues from car rentals increased by RMB221.8 million, or 58.8%, from RMB377.0 million in 2013 to RMB598.8 million (US$96.5 million) in 2014, primarily as a result of an increase in our average available fleet size for car rentals from 8,987 vehicles in 2013 to 12,955 vehicles in 2014 and an increase in our average daily rental rate. Our RevPAC increased from RMB115 in 2013 to RMB127 in 2014. Our fleet utilization rate was relatively stable during these periods, being 70.5% in 2013 and 71.8% in 2014, respectively. Our average daily rental rate increased from RMB163 in 2013 to RMB176 in 2014, reflecting improved supply and demand dynamics and different car model mix offered during such periods. In 2014, our net revenues from car rentals accounted for 70.3% of our total net revenues, representing an increase from 66.6% of our total net revenues in 2013.

Car services.  Our net revenues from car services increased by RMB63.0 million, or 33.3%, from RMB189.4 million in 2013 to RMB252.4 million (US$40.7 million) in 2014, primarily as a result of an increase in our average daily rental fleet from 950 in 2013 to 1,156 in 2014, as well as increased demands for car services from our corporate clients in 2014. Our RevPAC increased from RMB546 in 2013 to RMB598 in 2014.

Vehicle operating expenses

Our vehicle operating expenses increased by RMB192.3 million, or 36.5%, from RMB526.4 million in 2013 to RMB718.7 million (US$115.8 million) in 2014. The increase in our vehicle operating expenses was primarily due to (i) an increases in vehicle-related depreciation of RMB86.9 million; (ii) an increase in payroll-related expenses of RMB50.1 million, as we increased our headcount to support our business expansion and the average labor costs in China increased in 2014; (iii) an increase in vehicle insurance expenses of RMB20.1 million, which increased as our fleet grew; and (iv) an increase in store expenses of RMB14.4 million, which reflected the expansion of our network in 2014.

Selling and marketing expenses

Our selling and marketing expenses decreased from RMB40.4 million in 2013 to RMB35.3 million (US$5.7 million) in 2014. This decrease was primarily due to a RMB8.7 million decrease in advertising and promotion expense as our “eHi” brand became more established with more word-of-mouth referrals, partially offset by a RMB3.3 million increase in payroll-related expenses as a result of the expansion of our operations.

General and administrative expenses

Our general and administrative expenses increased by RMB19.7 million, or 17.5%, from RMB112.4 million in 2013 to RMB132.1 million (US$21.3 million) in 2014, primarily due to a RMB8.9 million increase in wages and salaries associated with our administrative and management personnel, our increased headcount as a result of our continued expansion and share-based compensation charges associated with options and restricted shares granted by us in 2014.

Other operating income

We recorded other operating income of RMB13.5 million and RMB17.1 million (US$2.8 million) in 2013 and 2014, respectively, which primarily consisted of government grants and subsidies we received from various levels of local governments in the respective years. See “—Certain income statement line items—Other operating income.”

Interest expenses

Our interest expenses increased from RMB50.9 million in 2013 to RMB76.9 million (US$12.4 million) in 2014, primarily due to increased bank borrowings in connection with our fleet procurement from RMB547.0 million as of December 31, 2013 to RMB982.7 million (US$158.4 million) as of December 31, 2014.

Provision for income taxes

We made provisions for income taxes of RMB1.2 million and RMB1.9 million (US$0.3 million) in 2013 and 2014, respectively. Provision for income taxes made in 2013 and 2014 was primarily due to the fact that our operating subsidiaries, eHi Jiangsu and eHi Chongqing recorded taxable income in 2013 and eHi Jiangsu and Shanghai Taihao recorded taxable income in 2014 in accordance with PRC tax regulations.

Net loss

As a result of the foregoing, we incurred a net loss of RMB93.1 million (US$15.0 million) in 2014, as compared to a net loss of RMB152.2 million in 2013.

Year ended December 31, 2013 compared to year ended December 31, 2012

Net revenues

Our total net revenues increased by RMB116.3 million, or 25.8%, from RMB450.1 million in 2012 to RMB566.4 million in 2013, driven primarily by increases in net revenues from our car rentals and car services.

Car rentals.  Our net revenues from car rentals increased by RMB83.3 million, or 28.4%, from RMB293.7 million in 2012 to RMB377.0 million in 2013, primarily as a result of an increase in our average available fleet size for car rentals from 7,704 vehicles in 2012 to 8,987 vehicles in 2013. Our RevPAC increased from RMB104 in 2012 to RMB115 in 2013. Our fleet utilization rate was relatively stable during these periods, being 72.0% in 2012 and 70.5% in 2013, respectively. Our daily rental rate increased from RMB145 in 2012 to RMB163 in 2013, reflecting improved supply and demand dynamics and different car model mix offered during such periods. In 2013, our net revenues from car rentals accounted for 66.6% of our total net revenues, representing a slight increase from 65.3% of our total net revenues in 2012.

Car services.  Our net revenues from car services increased by RMB33.0 million, or 21.1%, from RMB156.4 million in 2012 to RMB189.4 million in 2013, primarily as a result of an increase in our average daily rental fleet from 780 in 2012 to 950 in 2013, as well as increased demands for car services from our corporate clients in 2013. Our RevPAC remained stable during such periods, being RMB549 in 2012 and RMB546 in 2013, respectively.

Vehicle operating expenses

Our vehicle operating expenses increased by RMB94.0 million, or 21.7%, from RMB432.4 million in 2012 to RMB526.4 million in 2013. The increase in our vehicle operating expenses was primarily due to increases in (i) vehicle-related depreciation, primarily as a result of an increase in our fleet size and our management’s ongoing assessment of market conditions for vehicle residual values; (ii) payroll-related expenses, as we increased our headcount to support our business expansion and the average labor costs in China increased in 2013 reflecting a higher inflation rate in this year; (iii) vehicle insurance expenses, which increased as our fleet grew; (iv) other expenses, which partially consisted of an increase in fees paid to contracted service providers as we expanded our car services network; and (v) vehicle repair and maintenance expenses, primarily as a result of an increase in our fleet size.

Selling and marketing expenses

Our selling and marketing expenses increased by RMB2.2 million, or 5.8%, from RMB38.2 million in 2012 to RMB40.4 million in 2013. This increase was primarily due to an increase in our advertising and promotion expenses along with the expansion of our fleet size and geographic coverage as well as an increase in payroll-related expenses. Such increase was partially offset by a decrease in marketing expenses on keyword searches on major search engines in 2013 as our “eHi” brand was more established and we received more word-of-mouth referrals.

General and administrative expenses

Our general and administrative expenses increased by RMB18.0 million, or 19.1%, from RMB94.4 million in 2012 to RMB112.4 million in 2013, primarily due to increases in wages and salaries associated with our administrative and management personnel and increased headcount as a result of our continued expansion. We also recorded significant professional fees in 2012 and 2013 in connection with our financing activities.

Other operating income

We recorded other operating income of RMB11.0 million and RMB13.5 million in 2012 and 2013, respectively, which primarily consisted of government grants and subsidies we received from various levels of local governments in the respective years. See “—Certain income statement line items—Other operating income.”

Interest expenses

Our interest expenses decreased from RMB66.6 million in 2012 to RMB50.9 million in 2013, primarily due to the conversion of our convertible bonds in 2013, partially offset by an increase in interest expenses in 2013 as a result of the increased long-term borrowings in 2013.

Provision for income taxes

We made provisions for income taxes of RMB5.2 million and RMB1.2 million in 2012 and 2013, respectively. Provision for income taxes made in 2012 and 2013 was primarily due to the fact that our operating subsidiaries, eHi Jiangsu and eHi Chongqing recorded taxable income in respective years in accordance with PRC tax regulations.

Net loss

As a result of the foregoing, we incurred a net loss of RMB152.2 million in 2013, as compared to a net loss of RMB175.7 million in 2012.

B.            Liquidity and Capital Resources

We incurred operating losses in 2014. Our operations and our growth have primarily been financed by issuances of our preferred shares and convertible notes, bank borrowings and credit arrangements with financing entities of automobile manufacturers and, more recently, by our initial public offering and concurrent private placements.

As of December 31, 2014, we had RMB926.2 million (US$149.3 million) in cash and cash equivalents. As of December 31, 2014, we had an aggregate of RMB1,253.7 million (US$202.1 million) in total borrowings, including RMB540.5 million (US$87.1 million) outstanding short-term borrowing and RMB713.2 million (US$115.0 million) outstanding long-term borrowings from banks and third-party financing companies. Among the total borrowings of RMB1,253.7 million (US$202.1 million), RMB953.4 million (US$153.7 million) were collateralized by some of our vehicles, accounts receivable from one of the Company’s wholly-owned subsidiaries as well as equity interest in some of our operating subsidiaries in the PRC.

The following table sets forth a summary of our net cash flows for the periods indicated:

	For the Years Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	26,120	12,063	42,900	6,914
Net cash used in investing activities	(272,959)	(576,553)	(1,561,988)	(251,747)
Net cash provided by financing activities	321,726	1,063,134	1,813,948	292,355
Effect of exchange rate changes on cash and cash equivalents	(62)	(1,364)	614	99
Net increase in cash and cash equivalents	74,825	497,280	295,474	47,622
Cash and cash equivalents-beginning of year	58,628	133,453	630,733	101,656
Cash and cash equivalents-end of year	133,453	630,733	926,208	149,278

Operating activities

Net cash provided by operating activities consists primarily of our net loss, non-cash adjustments including depreciation and amortization, accretion of convertible bonds and share-based compensation expenses, and changes in operating assets and liabilities, such as accrued expense and other current liabilities, accounts receivable and prepaid expenses and other current assets.

Net cash provided by operating activities in the year ended December 31, 2014 was RMB42.9million (US$6.9 million), as compared to a net loss of RMB93.1 million (US$15.0 million). The principal items accounting for the difference between our net cash provided by operating activities and our net loss included depreciation and amortization expenses of RMB287.4 million (US$46.3 million) and share-based compensation expenses of RMB12.7 million (US$2.0 million), partially offset by an increase in prepaid expenses and other assets of RMB116.4 million (US$18.8 million), and an increase in accounts receivable of RMB48.9 million (US$7.9 million).

Net cash provided by operating activities in 2013 was RMB12.1 million, as compared to a net loss of RMB152.2 million. The principal items accounting for the difference between our net cash provided by operating activities and our net loss included depreciation and amortization expenses of RMB196.3 million, accretion of convertible bonds of RMB10.7 million and share-based compensation expenses of RMB6.2 million, partially offset by an increase in prepaid expenses and other assets of RMB25.5 million, an increase in accounts receivable of RMB13.7 million resulting from increased sales and a decrease in accrued expense and other liabilities of RMB10.3 million mainly resulting from the payment of convertible bonds interest expenses.

Net cash provided by operating activities in 2012 amounted to RMB26.1 million, as compared to a net loss of RMB175.7 million. The principal items accounting for the difference between our net cash provided by operating activities and our net loss included depreciation and amortization expenses of RMB167.2 million, an increase in accrued expense and other current liabilities of RMB20.6 million and share-based compensation expenses of RMB6.7 million, partially offset by an increase in accounts receivable of RMB20.1 million and an increase in prepaid expenses and other assets of RMB15.6 million.

Investing activities

Our cash used in investing activities is primarily related to investments in property and equipment, mostly vehicle purchases.

Net cash used in investing activities amounted to RMB1,562.0 million (US$251.7 million) in the year ended December 31, 2014, primarily attributable to RMB1,327.7 million (US$214.0 million) associated with purchases of property and equipment, mostly vehicles, cash paid for cost method investment of RMB153.8 million (US$24.8 million) in connection with our investment in Travice Inc. and a RMB162.5 million (US$26.2 million) increase in restricted cash, partially offset by RMB90.3 million (US$14.6 million) proceeds from disposal of property and equipment, mostly used vehicles.

Net cash used in investing activities amounted to RMB576.6 million in 2013, primarily attributable to RMB601.1 million associated with purchases of property and equipment, mostly vehicles, and a RMB30.2 million increase in restricted cash, partially offset by RMB60.8 million proceeds from disposal of property and equipment, mostly used vehicles.

Net cash used in investing activities amounted to RMB273.0 million in 2012, primarily attributable to RMB286.6 million purchases of property and equipment, mostly vehicles, partially offset by RMB19.5 million proceeds from disposal of property and equipment, mostly used vehicles.

Financing activities

Net cash provided by financing activities consist primarily of proceeds from equity financings and borrowings from banks and third-party financing companies. Our financing activities for the periods discussed below were primarily to fund the expansion of our fleet and service network throughout China.

Net cash provided by financing activities amounted to RMB1,813.9 million (US$292.4 million) in the year ended December 31, 2014, primarily attributable to RMB945.0 million (US$152.3 million) proceeds from borrowings, RMB644.4 million (US$103.9 million) proceeds from issuance of Class A common shares in our initial public offering, RMB306.9 million (US$49.5 million) proceeds from issuance of Class A common shares in the private placement concurrently with our initial public offering and RMB154.3 million (US$24.9 million) proceeds from issuance of additional Series E preferred shares, partially offset by the repayment of borrowings of RMB286.6 million (US$46.2 million) during the same period.

Net cash provided by financing activities amounted to RMB1,063.1 million in 2013, primarily attributable to RMB820.0 million proceeds from borrowings and RMB624.5 million proceeds from issuance of preferred shares in connection with our Series E financing, partially offset by, among others, the repayment of borrowings of RMB403.0 million in 2013.

Net cash provided by financing activities amounted to RMB321.7 million in 2012, primarily attributable to RMB298.8 million proceeds from issuance of preferred shares in connection with our Series D financing and RMB194.1 million proceeds from borrowings, partially offset by, among others, repayment of borrowings of RMB156.0 million.

Capital expenditures

Our capital expenditures are primarily used for vehicle purchases. Our capital expenditures totaled RMB286.6 million, RMB601.1 million and RMB1,327.7 million (US$214.0 million) in 2012, 2013 and 2014, respectively. We expect the substantial majority of our capital expenditures in 2015 to relate to the planned growth of our fleet. We intend to fund our capital expenditures with existing cash balances, cash generated from our operating activities, borrowings from banks and third-party financing companies.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year increase in the consumer price index for 2012, 2013 and 2014 was 2.6%, 2.6% and 2.0%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future. If inflation continues to rise, we may experience increases in the wages of our employees as a result of the increasing inflation levels in China or otherwise. See “Risk Factors—Risks related to our business and industry—If the average salary or statutory welfare expenses of our employees increase significantly, our profitability maybe materially adversely impacted.”

C.            Research and Development

Not applicable.

D.            Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2012 to December 31, 2014 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.           Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

F.           Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations, including interest portion, as of December 31, 2014:

		Payment Due by Period
	Total	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(RMB in thousands)
Short-term borrowings(1)	307,785	307,785	—	—	—
Long-term borrowings(1)	1,126,597	319,988	768,819	37,790	—
Operating leases	79,945	34,333	40,672	4,940	—
Purchase commitment	27,850	27,850	—	—	—

Total	1,542,177	689,956	809,491	42,730	—

(1) Amounts include (i) principal amounts included in short-term borrowings and long-term borrowings on the consolidated balance sheets, and (ii) estimated interest payments of RMB7.4 million and RMB173.2 million on the outstanding short-term and long-term borrowings, respectively, based on the contractual borrowing terms and the respective applicable interest rates

G.           Recently Issued Accounting Pronouncements

In May 2014, the FASB and International Accounting Standards Board (“IASB”) issued their converged standard on revenue recognition. The objective of the revenue standard ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The revenue standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. For public companies, the revenue standard is effective for the first interim period within annual reporting periods beginning after December 15, 2016 and early adoption is not permitted. The Company is in the process of evaluating the impact of adopting this guidance.

In February 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis (ASU 2015-02)”. ASU 2015-02 focuses on the consolidation evaluation for reporting organizations that are required to evaluate whether they should consolidate certain legal entities. The ASU simplifies consolidation accounting by reducing the number of consolidation models from four to two. In addition, the new standard simplifies the FASB Accounting Standards Codification and improves current guidance by: (i) placing more emphasis on risk of loss when determining a controlling financial interest; (ii) reducing the frequency of the application of related-party guidance when determining a controlling financial interest in a VIE; (iii) changing consolidation conclusion for public and private companies in several industries that typically make use of limited partnerships or VIEs. The ASU will be effective for periods beginning after December 15, 2015, for public companies. Early adoption is permitted, including adoption in an interim period. The Company is in the process of evaluating the impact of adopting this guidance.

In April 2015, the FASB issued ASU No. 2015-03, “Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs”, which requires debt issuance costs to be presented in the balance sheet as a direct deduction from the associated debt liability. For public business entities, the standard is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The new guidance will be applied on a retrospective basis and early adoption is permitted.  The Company is in the process of evaluating the impact of adopting this guidance.

ITEM 6.                               DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers is Unit 12/F, Building No.5, Guosheng Center, 388 Daduhe Road, Shanghai, 200062, the People’s Republic of China.

Name	Age	Position/Title
Ray Ruiping Zhang	51	Chairman, Chief Executive Officer
William W. Snyder	64	Director
James Jianzhang Liang	45	Director
Qian Miao	49	Independent Director
Andrew Xuefeng Qian	52	Independent Director
David Jian Sun	50	Independent Director
Ronald Meyers	57	Independent Director
Leo Lihong Cai	51	Executive Vice President of Sales and Marketing
Colin Chitnim Sung	48	Chief Financial Officer
Chun Xie	36	Chief Information Officer
Hongtao Han	46	Vice President of Operation
Nina Yan Wu	43	Director of Human Resource and Training Department
Jane Fengjuan Zheng	32	Director of Corporate Sales and Business Development

Ray Ruiping Zhang is our founder, chief executive officer and chairman of our board of directors. Mr. Zhang has served as our chief executive officer and our director since our inception. Mr. Zhang has over 20 years of experience in vehicle dispatching and fleet management system integration and implementation. Prior to establishing our company, from September 1990 to April 2002, Mr. Zhang was the co-founder and chief executive officer of Aleph, Inc., which is a leading supplier of vehicle dispatching and scheduling systems in the United States based in Berkeley, California. Mr. Zhang received his bachelor’s degree in computer science from Fudan University in 1985, studied in graduate school of computer science from California State University, Sacramento from 1985 to 1987, and received his executive MBA degree from China Europe International Business School in 2005.

William W. Snyder has served as our director since October 2013. Mr. Snyder also serves as a director of both Enterprise Holdings and Crawford. He has served as executive vice president of Enterprise Holdings since 2003 and its chief financial officer since 2002, during which period he had overall responsibility for Enterprise Holdings’ internal and external reporting, information technology, tax, treasury, retirement plan administration and forecasting. Mr. Snyder joined Enterprise Holdings in 1984 and served various positions including corporate controller, vice president of information technology and senior vice president and chief information officer before 2003. Mr. Snyder received his bachelor’s degree of science in business administration in 1972 and his master’s degree in science of accountancy in 1974, both from University of Missouri. Mr. Snyder was nominated to be our director by Crawford pursuant to an investors’ right agreement we entered into with our shareholders.

James Jianzhang Liang has served as our director since December 2013. Mr. Liang is one of the co-founders of Ctrip. Mr. Liang is currently the chief executive officer and chairman of the board of directors of Ctrip. Prior to Ctrip, Mr. Liang held a number of positions with Oracle Corporation from 1991 to 1999 in the United States and China, including head of the enterprise resource planning consulting division of Oracle China from 1997 to 1999. Mr. Liang also currently serves as a member of the board of directors of Home Inns & Hotels Management Inc., Jiayuan.com International Ltd. and 51job, Inc. Mr. Liang received his bachelor’s degree in computer science from Fudan University in 1989, his master’s degree in computer science and from Georgia Institute of Technology in 1991 and his Ph.D. degrees in Economics from Stanford University in 2011. Mr. Liang was nominated to be our director by Ctrip pursuant to an investors’ right agreement we entered into with our shareholders.

Qian Miao has served as our independent director since April 2008. Mr. Miao is the general manager and a director of China Network Co., Ltd. From December 1995 to December 2002, Mr. Miao served as a department manager at Wonders Information Co., Ltd., a listed company in China. From July 1987 to December 1995, Mr. Miao was an IT engineer and project manager at Shanghai Institute of Computer Software. Mr. Miao completed his postgraduate study in software engineering from Fudan University in 1987 and received his bachelor’s degree in computer science from Fudan University in 1985.

Andrew Xuefeng Qian has served as our independent director since November 2014. Mr. Qian currently serves as the chairman of New Access Capital, which he founded in 2003. Prior to that, Mr. Qian worked at Softbank China Venture Capital as a vice president from 2000 to 2003. Prior to joining Softbank China Venture Capital, Mr. Qian worked as a corporate attorney at Simpson Thacher & Bartlett LLP, Cleary Gottlieb Steen & Hamilton LLP and Cravath, Swaine & Moore LLP. He is the guest professor of Shanghai Jiaotong University Aetna Graduate School of Business Administration and Nanjing University School of Business Management. He received the awards of “2007 Top 10 New Financiers of China”, “2008 Top 10 Young Investors in China”, “2011 Outstanding Venture Investor” and “2013 Outstanding PE/VC Achievement Award”. He was a former president of Yale Club of Shanghai from 2002 to 2007. He was a visiting fellow at Queen Elizabeth House of Oxford in 1986. Mr. Qian received his juris doctor’s degree from Yale Law School in 1994, his M.A./Ph.D. qualification in political science from University of California Los Angeles in 1991 and his LL.B. degree from Foreign Affairs College in Beijing in 1985.

David Jian Sun has served as our independent director since November 2014. Mr. Sun has over ten years of experience in consumer industry. Mr. Sun has served as an executive director and chief executive officer of Home Inns & Hotels Management Inc. (Nasdap: HMIN), the largest budget hotel in China with 2,600 locations, since December 2004. Prior to that, Mr. Sun served as a vice president of operations at B&Q (China) Ltd., a subsidiary of Kingfisher plc, the third largest home improvement retail group in the world from 2003 to 2004, overseeing the operation of 15 B&Q superstores in China. From 2000 to 2003, Mr. Sun served as a vice president of marketing at B&Q (China) Ltd., and led B&Q’s market positioning and branding efforts in China. Mr. Sun served as an independent director of Mecox Lane Limited from 2010 to 2013. Mr. Sun has served as an independent director of E-house (China) Holdings Limited (NYSE:EJ) since March 2014 and an independent director of Leju Holdings Limited (NYSE:LEJU) since April 2014. Mr. Sun received a bachelor’s degree from Shanghai Medical University in China in 1987.

Ronald Meyers has served as our independent director since November 2014. Mr. Meyers is a certified public accountant and has 34 years of experience in public accounting. He joined Ernst & Young LLP in 1979 and was promoted to audit partner in 1991. In 2006, Mr. Meyers relocated to Ernst and Young’s Shanghai office as part of the Far East region management team. He was promoted in 2009 to the role of chief operating officer of the Greater China practice. He retired from the firm in 2013. During his career in public accounting, Mr. Meyers served as audit partner for a number of publicly traded clients including those with substantial international operations. He also held numerous other management positions while at Ernst & Young LLP, including the managing partner of the Midwest subarea audit practice. Mr. Meyers graduated summa cum laude from Southern Illinois University with a bachelor’s degree in economics in 1979.

Leo Lihong Cai has served as our vice president of sales and marketing since April 2008. Dr. Cai has over 15 years of experience in marketing and IT industry and over six years of experience in car rental and car service industry. Prior to joining us, Dr. Cai served as a market development director of EMC Corporation, a pre-sales director of Hewlett-Packard Company and an enterprise solution and strategic alliances director of Mercury Interactive Corporation. Dr. Cai obtained a bachelor’s degree in naval architecture from Shanghai Jiao Tong University in 1988, a master’s degree in mechanical engineering from University of Missouri in 1992 and a Ph.D. degree in mechanical engineering from the University of California, Berkeley in 1996.

Colin Chitnim Sung has served as our chief financial officer since April 2013. Mr. Sung is currently a member of the board of directors and chairman of the audit committee of Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) since February 2008. Prior to joining us, Mr. Sung also has served as adviser of NeWorld Education Group, Inc. since August 2012 and served as Chief Financial Officer of NeWorld Education Group since August 2011. Mr. Sung served as the deputy Chief Executive Officer and the Chief Financial Officer of Linktone Ltd. (NASDAQ: LTON), a wireless interactive entertainment service provider in China, from 2008 to 2011. From 2005 to 2008, he was the Chief Financial Officer of Linktone Ltd., where he also served as the acting Chief Executive Officer in 2006 and as its director of board from 2007 to 2008. From 2004 to 2005, Mr. Sung was the Corporate Controller of UTI, United States, Inc., a subsidiary of International Freight Forwarder (NASDAQ: UTIW), and from 2001 to 2004, was a Vice President of finance and Corporate Controller of USF Worldwide, Inc., a subsidiary of US Freightways. From 1997 to 2001, Mr. Sung was Vice President and Corporate Controller for US Operation of Panalpina Welttransport Holding, (PWTN.SW). Mr. Sung received his bachelor’s degree in accounting from William Paterson University in 1992 and his MBA degree from American InterContinental University in 2004. Mr. Sung is a Certified Public Accountant and Chartered Global Management Accountant.

Chun Xie has served as our chief information officer since 2006. Prior to joining us, Mr. Xie served as a senior engineer and an IT manager at Surrey Technology Co., Ltd. from August 2002 to February 2006. Mr. Xie also served as a senior engineer at Chinaquest.com from August 2000 to July 2001. Mr. Xie graduated from the advanced software engineering & project management program of National Institute Information Technology, India, and was certified as a PMP (project management professional) by PMI (Project Management Institute, USA) in 2006 and obtained a bachelor’s degree from Tongji University in 2000.

Hongtao Han has served as our vice president of operation since 2006. Prior to joining us, Mr. Han served as the finance manager at Shanghai Kailun International Trading Co., Ltd. from January 1997 to January 2006. From July 1989 to January 1997, Mr. Han served as an accounting manager at Shanghai Kailun Paper and Printing Group Co., Ltd. Mr. Han received his bachelor’s degree from Shanghai University of Finance and Economics in 1990.

Nina Yan Wu has served as our director of human resource and training department since February 2011. Prior to join us, Ms. Wu served as an operation director at WTM Marketing Services Co., Ltd. from 2008 to 2011. From 2006 to 2008, Ms. Wu served as a human resource director of Shanghai Unisys Technology Company. From 2002 to 2006, Ms. Wu served as a human resource manager at Microsoft (China) Co., Ltd. Ms. Wu received her bachelor’s degree in Chinese language and literature from Shanghai Normal University in 1994.

Jane Fengjuan Zheng has served as our director of corporate sales and business development since April 2011, and has over eight years of experience in corporate sales and marketing management in the car rental and car service industry. Ms. Zheng received her bachelor’s degree in business administration from Wuhan University of Technology and has completed the EMBA program from Antai Business School of Economics and Management, Shanghai Jiaotong University.

B.           Compensation

Compensation of Directors and Executive Officers

In 2014, the aggregate cash compensation earned by our executive officers and all of our directors was approximately $6.9 million (US$1.1 million). For information regarding options granted to officers and directors, see “—Equity Incentive Plans”. We do not pay or set aside any amounts for pensions, retirement or other benefits for our officers and directors.

Employment agreements

We have entered into employment agreements with all of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate an executive officer’s employment for cause at any time, without prior written notice, or without cause with prior written notice, for certain acts of the employee, including but not limited to willful gross misconduct by the employee in connection with his or her employment, or violation of our internal rules. An executive officer may, with prior written notice, terminate his or her employment at any time without cause.

Each executive officer has agreed to hold, both during and subsequent to the terms of his or her agreement, in confidence and not to use, except as required in the performance of his or her duties in connection with the employment, any of our confidential information, technological secrets, commercial secrets and know-how. Our executive officers have also agreed to disclose to us all inventions, designs and techniques resulted from work performed by them, and to assign us all right, title and interest of such inventions, designs and techniques. Moreover, each of our executive officers has agreed during the term of his or her employment with us and two years thereafter, (i) not to engage in any manner in any business that may compete with our business, or own an interest in, manage, operate, join, control, lend money or render financial or other assistance to or participate in or be connected with, as an officer, employee, partner, stockholder, consultant or otherwise, any person that competes with us; (ii) not to refer or attempt to refer to any third party any business in which we currently engage or will likely engage or participate; and (iii) not to solicit or employ any person with whom we maintain employment or consulting relation, or otherwise direct or cause any person to terminate his employment or consulting relationship with us.

We have also entered into an indemnification agreement with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Equity Incentive Plans

We adopted the 2010 Plan in April 2010, which was amended and restated in December 2010 and August 2014. In October 2014, we adopted the 2014 Plan, which came into effect upon completion of our initial public offering. These performance incentive plans were adopted to help us recruit and retain key employees, directors or consultants and to motivate such persons to exert their best efforts on behalf of our company by providing incentives through the granting of share-based awards. The plan administrator is our board of directors or a committee appointed and determined by the board. Under the 2010 Plan, we are authorized to issue a maximum of 6,698,470 common shares. As of the date of this annual report, 5,120,725 options and 450,000 issued but not fully vested restricted shares remained outstanding under the 2010 Plan, all of which were granted to our employees. These awards vest upon satisfaction of continuous service, which varies over a period of three to five years from the date of grant. Under the 2014 Plan, we are authorized to initially reserve a maximum of 4,000,000 common shares, provided that the shares reserved shall automatically increase on January 1 of each year during the term of the 2014 Plan, commencing on January 1, 2015, by an amount equal to the lesser of (i) one percent (1%) of the total number of common shares issued and outstanding on December 31 of the immediately preceding calendar year, (ii) 1,000,000 common shares or (iii) such number of common shares as may be determined by our board of directors. As of the date of this annual report we had not granted any options or other equity incentives under the 2014 Plan.

The following paragraphs describe the principal terms of our 2010 Plan:

Plan Administration.  Our 2010 Plan will be administered by our board of directors or one or more committees appointed by our board of directors or another committee (within its delegated authority). Any such administrator is authorized and empowered to, subject to the express provisions of the 2010 Plan, do all things necessary or desirable in connection with the authorization of awards and the administration of the 2010 Plan.

Types of Awards.  The types of awards that may be granted under our 2010 Plan are:

•                  Share Options.  A share option is the grant of a right to purchase a specified number of common shares during a specified period as determined by the administrator. The maximum term of each option shall be ten years. The per share exercise price for each option granted to any eligible person subject to United States income tax shall be not less than 100% of the fair market value of a common share on the date of grant of the option.

•                  Share Appreciation Rights.  A share appreciation right, or SAR, is a right to receive a payment, in cash and/or common shares, equal to the excess of the fair market value of a specified number of common shares on the date the SAR is exercised over the “base price” of the award, which base price shall be set forth in the applicable award agreement and, with respect to any eligible person subject to United States income tax, shall be not less than 100% of the fair market value of a common share on the date of grant of the SAR. The maximum term of a SAR shall be ten years.

•                  Other Awards.  The other types of awards that may be granted under the 2010 Plan include: (i) share bonuses, restricted shares, performance shares, share units, phantom shares, dividend equivalents, or similar rights to purchase or acquire shares, whether at a fixed or variable price or ratio related to the common shares, upon the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions, or any combination thereof; (ii) any similar securities with a value derived from the value of or related to the common shares and/or returns thereon; or (iii) cash awards.

Acceleration of Awards upon Certain Corporate Transactions.  Upon the occurrence of any merger, combination, consolidation or other reorganization; any exchange of common shares or other securities of our company; a sale of all or substantially all the business, shares or assets of our company; a dissolution of our company; or any other event in which our company does not survive (or does not survive as a public company in respect of our common shares); or any change in control event defined in any applicable award agreement, the administrator of the 2010 Plan may, in its discretion, provide for the accelerated vesting of any award or awards as and to the extent determined by the administrator in the circumstances.

Amendment and Termination of Plan.  No amendment, suspension or termination of the 2010 Plan or amendment of any outstanding award agreement shall, without written consent of the participant, affect in any manner materially adverse to the participant any rights or benefits of the participant or obligations of our company under any award granted under the 2010 Plan prior to the effective date of such change. Unless earlier terminated by our board of directors, the 2010 Plan shall terminate at the close of business on the day before the tenth anniversary of April 1, 2010. After the termination of the 2010 Plan either upon such stated expiration date or its earlier termination by our board of directors, no additional awards may be granted under the 2010 Plan, but previously granted awards (and the authority of the administrator with respect thereto, including the authority to amend such awards) shall remain outstanding in accordance with their applicable terms and conditions and the terms and conditions of the 2010 Plan.

The following paragraphs describe the principal terms of our 2014 Plan:

Plan Administration.  Our 2014 Plan will be administered by our board of directors or one or more committees appointed by our board of directors or another committee (within its delegated authority). Any such administrator is authorized and empowered to, subject to the express provisions of the 2014 Plan, do all things necessary or desirable in connection with the authorization of awards and the administration of the 2014 Plan.

Eligibility.  The plan administrator may select among the following eligible individuals to whom an award may be granted: (i) our officers or employees, (ii) our directors; or (iii) consultants or advisers, who render bona fide services to us (except in connection with the offer or sale of securities in a capital-raising transaction or which directly or indirectly promote or maintain a market for our securities).

Award agreements.  Each award under the 2014 Plan shall be evidenced by an award agreement or an electronic notice of award grant.

Types of Awards.  The types of awards that may be granted under our 2014 Plan are:

•                  Share Options. A share option is the grant of a right to purchase a specified number of common shares during a specified period as determined by the administrator. The maximum term of each option shall be ten years. The per share exercise price for each option granted to any eligible person subject to United States income tax shall be not less than the fair market value of a common share on the date of grant of the option.

•                  Share Appreciation Rights. A share appreciation right, or SAR, is a right to receive a payment, in cash and/or common shares, equal to the excess of the fair market value of a specified number of common shares on the date the SAR is exercised over the “base price” of the award, which base price shall be determined by the administrator and set forth in the applicable award agreement. The maximum term of a SAR shall be ten years.

•                  Other Awards. The other types of awards that may be granted under the 2014 Plan include: (a) share bonuses, restricted shares, performance shares, share units, phantom shares, dividend equivalents, or similar rights to purchase or acquire shares, whether at a fixed or variable price or ratio related to the common shares, upon the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions, or any combination thereof; (b) any similar securities with a value derived from the value of or related to the common shares and/or returns thereon; or (c) cash awards.

Vesting Schedule.  In general, the plan administrator determines the vesting schedule, which is set forth in the award agreement.

Acceleration of Awards upon Certain Corporate Transactions.  Upon the occurrence of any merger, combination, consolidation or other reorganization; any exchange of common shares or other securities of our company; a sale of all or substantially all the business, shares or assets of our company; a dissolution of our company; or any other event in which our company does not survive (or does not survive as a public company in respect of our common shares); or any change in control event defined in any applicable award agreement, the administrator of the 2014 Plan may, in its discretion, provide for the accelerated vesting of any award or awards as and to the extent determined by the administrator in the circumstances.

Transfer Restrictions.  Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, except as otherwise provided by the plan administrator.

Amendment and Termination of Plan.  No amendment, suspension or termination of the 2014 Plan or amendment of any outstanding award agreement shall, without written consent of the participant, affect in any manner materially adverse to the participant any rights or benefits of the participant or obligations of our company under any award granted under the 2014 Plan prior to the effective date of such change. Unless earlier terminated by our board of directors, the 2014 Plan shall terminate at the close of business on the day before the tenth anniversary of the effective date. After the termination of the 2014 Plan either upon such stated expiration date or its earlier termination by our board of directors, no additional awards may be granted under the 2014 Plan, but previously granted awards (and the authority of the administrator with respect thereto, including the authority to amend such awards) shall remain outstanding in accordance with their applicable terms and conditions and the terms and conditions of the 2014 Plan.

As of the date of this annual report, outstanding options and all issued but not fully vested restricted shares that we have granted to our directors, executive officers and other individuals are as follows:

Name	Number of Common Shares Underlying Outstanding Options/ Restricted Shares		Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Ray Ruiping Zhang	1,131,650		2.20	August 31, 2010	August 30, 2015
	1,673,000		3.11	December 31, 2010	December 30, 2015
	150,000	(1)	nil	August 26, 2014	August 25, 2019
Leo Lihong Cai	*		2.20	April 5, 2011	April 4, 2016
	*		7.00	August 26, 2014	August 25, 2019
	*	(1)	nil	August 26, 2014	August 25, 2019
Qian Miao	*		2.20	August 31, 2010	August 30, 2015
Colin Chitnim Sung	*		3.11	April 1, 2013	March 31, 2018
	*		7.00	August 26, 2014	August 25, 2019
	*	(1)	nil	August 26, 2014	August 25, 2019
Chun Xie	*		2.20	August 31, 2010	August 30, 2015
	*		7.00	August 26, 2014	August 25, 2019
Hongtao Han	*		2.20	August 31, 2010	August 30, 2015
	*		7.00	August 26, 2014	August 25, 2019
Nina Yan Wu	*		2.20	April 5, 2011	April 4, 2016
	*		7.00	August 26, 2014	August 25, 2019
Jane Fengjuan Zheng	*		2.20	August 31, 2010	August 30, 2015
	*		7.00	August 26, 2014	August 25, 2019
Other individuals as a group	*		(3)	(3)	(3)
Total	5,570,725	(2)

* The aggregate beneficial ownership of our company held by the grantee is less than 1% of our total outstanding common shares.

(1) Represents restricted shares. As of the date of this annual report, all restricted shares had been issued, including unvested restricted shares.

(2) Includes options and restricted shares. As of the date of this annual report, all restricted shares had been issued, including unvested restricted shares.

(3) We granted share options to other individuals on the following dates and at the following exercise prices: (1) on August 31, 2010 with an exercise price of US$2.20 per share, which will expire on August 30, 2015; (2) on April 5, 2011 with an exercise price of US$2.20, which will expire on April 4, 2016; (3) on June 10, 2011 with an exercise price of US$2.20 or US$3.11, which will expire on June 9, 2016; (4) on June 24, 2011 with an exercise price of US$2.20 or US$3.11, which will expire on June 23, 2016; and (5) on August 26, 2014 with an exercise price of US$7.00, which will expire on August 25, 2019.

C.            Board Practices

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among other things:

•                  convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•                  issuing authorized but unissued shares and redeeming or purchasing outstanding shares of our company;

•                  declaring dividends and other distributions;

•                  appointing officers and determining the term of office of officers;

•                  exercising the borrowing powers of our company and mortgaging the property of our company; and

•                  approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Executive Officers

Our executive officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office by special resolution passed at a meeting of shareholders. A director will be removed from office automatically if, among other things, the director: (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or becomes of unsound mind.

Board Committees

We have established three committees under the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee.

Audit Committee

Our audit committee consists of Messrs. Ronald Meyers, Andrew Xuefeng Qian and Qian Miao. Mr. Ronald Meyers is the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our board of directors has determined that each member of the audit committee is an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual, or the NYSE Manual, and meets the criteria for independence set forth in Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•                  selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

•                  reviewing the performance of and evaluating the independence of our independent registered public accounting firm;

•                  reviewing with our independent registered public accounting firm any audit issues or difficulties and management’s response;

•                  reviewing and discussing the audited financial statements and interim financial statements (if any) with management and our independent registered public accounting firm;

•                  reviewing major issues as to the adequacy and effectiveness of our internal controls and any special audit steps adopted in light of significant control deficiencies;

•                  reviewing with the chief executive officer, chief financial officer and our independent registered public accounting firms any significant deficiencies and material weakness in the design or operation of internal control over financial reporting and any fraud, if any, that involves management or other significant employees;

•                  reviewing and approving all proposed related-party transactions;

•                  discussing guidelines and policies governing the process of risk assessment and management;

•                  meeting with the general counsel and outside counsel to review legal and regulatory matters; and

•                  such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee

Our compensation committee consists of Messrs. William W. Snyder, James Jianzhang Liang and David Jian Sun. Mr. William W. Snyder is the chairman of our compensation committee. Our board of directors has determined that Mr. David Jian Sun is an “independent director” within the meaning of Section 303A of the NYSE Manual. Pursuant to Section 303A.05 of the NYSE Listed Company Manual, listed companies must have a compensation committee composed entirely of independent directors. However, the laws of Cayman Islands do not require the compensation committee of our company to be composed entirely of independent directors. Since we are qualified as a foreign private issuer, Section 303A.00 of the NYSE Listed Company Manual permits us to follow home country practice and be exempted from the requirements under Section 303A.05 of the NYSE Listed Company Manual.

Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers and overseeing other compensation and employee benefit plans and practices, including incentive-compensation and equity-based plans. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•                  reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating our chief executive officer’s performance in light of those goals and objectives, and determining or recommending to the board for its approval our chief executive officer’s compensation level based on this evaluation;

•                  reviewing and approving or making recommendations to the board for its approval with respect to the compensation level of our other executive officers;

•                  reviewing and making recommendations to the board with respect to our compensation policies and the compensation of our directors; and

•                  reviewing and making recommendations to the board with respect to all incentive-compensation and equity-based plans.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Messrs. Ray Ruiping Zhang, William W. Snyder and James Jianzhang Liang. Mr. Ray Ruiping Zhang is the chairman of our nominating and corporate governance committee. Pursuant to Section 303A.04 of the NYSE Listed Company Manual, listed companies must have a nominating and corporate governance committee composed entirely of independent directors. However, the laws of Cayman Islands do not require the nominating and corporate governance committee of our company to be composed entirely of independent directors. Since, we are qualified as a foreign private issuer, Section 303A.00 of the NYSE Listed Company Manual permits us to follow home country practice and be exempted from the requirements under Section 303A.04 of the NYSE Listed Company Manual.

          Our nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

•                  identifying and recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•                  selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the corporate governance and nominating committee itself;

•                  developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices;

•                  evaluating the performance and effectiveness of the board as a whole; and

•                  evaluating the performance and effectiveness of the committee itself with the board.

Corporate Governance

Our board of directors has adopted a code of business conduct and ethics, which is applicable to our directors and senior executive and financial officers. Our code of business conduct and ethics is publicly available on our website at http://www.1hai.cn.

In addition, our board of directors will adopt a set of corporate governance guidelines. The guidelines will reflect certain guiding principles with respect to the structure of our board of directors, procedures and committees. These guidelines are not intended to change or interpret any law, or our memorandum and articles of association, as amended or restated from time to time.

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors. The compensation committee assists the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of the company to raise or borrow money and to mortgage or charge all or any part of its undertaking, property and assets (present and future) and uncalled capital, and to issue debentures, bonds and other securities whether outright or as security for any debt obligations of our company or of any third party.

Qualification

There is no shareholding qualification for directors.

Summary of Corporate Governance Differences

As a foreign private issuer with shares listed on the NYSE, we are required by Section 303A.11 of the NYSE’s Listed Company Manual to disclose any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards. A summary of the differences between our current corporate governance practices and the NYSE corporate governance requirements applicable to domestic U.S. companies can be found on our website at www.1hai.cn. Please refer to Item 16.G., “Corporate Governance” for further details.

D.            Employees

As of December 31, 2014, we had 3,475 full-time employees. We also had 543 part-time employees as of December 31, 2014, who were primarily engaged in direct services, such as the delivery and pick-up of rental vehicles.

We engaged Qian Jin, an independent third-party human resources company, to provide human resources services which include, among other things, managing payrolls, social welfare and benefits contributions and local residency permits of our dispatch employees.

The table below sets forth the number of our full-time employees in each of our areas of operations and as a percentage of our total full-time workforce as of December 31, 2014.

	As of December 31, 2014
	Number of employees	Percentage of all employees
Direct vehicle and operation services	2,528	72.7%
Fleet management and support	583	16.8
General administration	228	6.6
Sales and marketing	136	3.9
Total	3,475	100.0%

We believe that recruiting, retaining and motivating qualified personnel is crucial to our success. We have standardized our human resources policies and procedures in a detailed employee manual that all employees are required to adhere to and we have designed and implemented in-house training programs tailored to each job function and responsibilities to maintain and improve our employees’ performance. Specific training is provided to new drivers at orientation to help them familiarize with our working standards and operating requirements.

We participate in various employee social security plans that are required by municipal and provincial governments, including pension, unemployment insurance, work-related injury insurance and medical insurance. We are required by PRC laws to make contributions to employee social security plans at specified percentages of the salaries, bonuses and certain allowances of our employees.

E.   Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares, as of the March 31, 2015, by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our common shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of the dates of this annual report, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

The calculations in the table below assume that there are 114,379,243 common shares outstanding as of March 31, 2015, comprising of 31,033,332 Class A common shares and 83,345,911 Class B common shares.

	Class A Common Shares	Class B Common Shares	Total Common Shares on an As-converted Basis	% of Beneficial Ownership	% of Aggregate Voting Power(1)
Directors and Executive Officers:
Ray Ruiping Zhang(2)	—	8,824,220	8,824,220	7.5%	9.9%
William W. Snyder	—	—	—	—	—
James Jianzhang Liang	—	—	—	—	—
Qian Miao(3)	—	*	*	—	—
Andrew Xuefeng Qian	—	—	—	*	*
David Jian Sun	—	—	—	—	—
Ronald Meyers	—	—	—	—	—
Leo Lihong Cai(3)	—	*	*	*	*
Colin Chitnim Sung(3)	—	*	*	*	*
Chun Xie(3)	—	*	*	*	*
Hongtao Han(3)	—	*	*	*	*
Nina Yan Wu(3)	—	*	*	*	*
Jane Fengjuan Zheng(3)	—	*	*	*	*
All Directors and Executive Officers as a group(3)	—	9,846,420	9,846,420	8.4%	10.9%

Principal Shareholders:
Crawford(4)	1,000,000	18,694,003	19,694,003	17.2%	21.7%
Ctrip(5)	4,366,666	16,768,193	21,134,859	18.5%	19.9%
CDH(6)	—	10,899,211	10,899,211	9.5%	12.6%
Qiming Group(7)	1,000,000	10,110,309	11,110,309	9.7%	11.8%
GS Group(8)	—	9,081,665	9,081,665	7.9%	10.5%
Ray Ruiping Zhang(2)	—	8,824,220	8,824,220	7.5%	9.9%
Ignition Group(9)	577,340	7,679,242	8,256,582	7.2%	8.9%
Greenwoods Asset Management Limited(10)	6,314,090	—	6,314,090	5.5%	0.7%

* Less than 1% of our total outstanding common shares.

(1) For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B common shares as a single class. Each holder of Class A common shares is entitled to one vote per share and each holder of our Class B common shares is entitled to ten votes per share on all matters submitted to them for a vote. Our Class B common shares are convertible at any time by the holder thereof into Class A common shares on a one-for-one basis.

(2) Represents 6,019,570 Class B common shares held by Mr. Zhang (including 150,000 issued but not fully vested restricted shares pursuant to the 2010 Plan) and 2,804,650 Class B common shares issuable upon the exercise of 2,804,650 options within 60 days from the date of this annual report. The business address of Mr. Zhang is Unit 12/F, Building No.5, Guosheng Center, 388 Daduhe Road, Shanghai, 200062, PRC.

(3) Certain directors and executive officers have been granted options and restricted shares pursuant to our 2010 Plan.

(4) Represents 1,000,000 Class A common shares and 18,694,003 Class B common shares, held by Crawford, a Missouri corporation. The voting and investment power of shares held by Crawford is shared by Andrew C. Taylor, Jo Ann Kindle, Christine B. Taylor and Carolyn Kindle, as voting trustees under the Jack Taylor Family Voting Trust U/A/D 4/14/99. The business address of Crawford and such individuals is 600 Corporate Park Drive, St. Louis, Missouri 63015.

(5) Represents 4,366,666 Class A common shares and 16,768,193 Class B common shares held by Ctrip Investment Holding Ltd., a company which is 100% owned by C-Travel International Limited, a company which is 100% owned by Ctrip.com International, Ltd., a company listed on the NASDAQ Global Select Market. The registered address of Ctrip is Ugland House, P.O. Box 309, Grand Cayman KY1-1104, Cayman Islands.

(6) Represents (i) 10,799,211 Class B common shares; and (ii) 100,000 Class B common shares issuable upon the exercise of 100,000 options within 60 days from the date of this annual report, held by CDH Car Rental Service Limited, or CDH, a British Virgin Islands business company. CDH Venture Partners II, L.P., an exempted limited liability partnership incorporated in the Cayman Islands is the sole shareholder of CDH. The general partner of CDH Venture Partners II, L.P. is CDH Venture GP II Company Limited, an exempted limited liability company incorporated in the Cayman Islands. The voting and investment power of shares held by CDH is exercised by the investment committee of CDH Venture GP II Company Limited, which consists of Yan Huang, William Hsu, Wenjiang Chen, Shuge Jiao and Shangzhi Wu. Each of Yan Huang, William Hsu, Wenjiang Chen, Shuge Jiao and Shangzhi Wu disclaims beneficial ownership of the shares held by CDH except to the extent of their pecuniary interests therein. The registered address of CDH is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

(7) Represents (i) 907,344 Class A common shares, 8,980,719 Class B common shares, and 192,810 Class B common shares issuable upon the exercise of 192,810 options within 60 days from the date of this annual report, held by Qiming Venture Partners II, L.P.; (ii) 79,452 Class A common shares, 786,401 Class B common shares, and 16,884 Class B common shares issuable upon the exercise of 16,884 options within 60 days from the date of this annual report, held by Qiming Venture Partners II-C, L.P.; and (iii) 13,204 Class A common shares, 130,689 Class B common shares, and 2,806 Class B common shares issuable upon the exercise of 2,806 options within 60 days from the date of this annual report, held by Qiming Managing Directors Fund II, L.P. We refer to Qiming Venture Partners II, L.P., Qiming Venture Partners II-C, L.P. and Qiming Managing Directors Fund II, L.P. collectively as Qiming Group. The general partner of Qiming Venture Partners II, L.P. and Qiming Venture Partners II-C, L.P. is Qiming GP II, L.P., a Cayman Islands exempted limited partnership, whose general partner is Qiming Corporate GP II, Ltd., a Cayman Islands limited company which is also the general partner of Qiming Managing Directors Fund II, L.P. The voting and investment power of shares held by Qiming Group is exercised by the investment committee of Qiming Corporate GP II, Ltd., which consists of Duane Kuang, Gary Rieschel, JP Gan and Robert Headley. Each of Mr. Kuang, Mr. Rieschel, Mr. Gan and Mr. Headley disclaims beneficial ownership of the shares owned by Qiming Group except to the extent of their pecuniary interests therein. The registered address of Qiming Group is M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

(8) Represents (i) 7,915,951 Class B common shares held by GS Car Rental HK Limited; and (ii) 1,165,714 Class B common shares held by GS Car Rental HK Parallel Limited. Both of GS Car Rental HK Limited and GS Car Rental HK Parallel Limited are HK companies. We refer to these entities collectively as GS Group. GS Car Rental HK Limited is wholly owned by GS Car Rental Lux II Sarl, which is indirectly owned by GS Capital Partners VI Fund, L.P., GS Capital Partners VI Offshore Fund, L.P. and GS Capital partners VI GmbH & Co. KG. GS Capital Partners VI Fund, L.P. is a Delaware limited partnership, whose general partner is GSCP VI Advisors, L.L.C., a Delaware limited liability company. GS Capital Partners VI Offshore Fund, L.P. is a Cayman limited partnership, whose general partner is GSCP VI Offshore Advisors—Capital Partners VI Offshore Fund, L.P. GS Capital Partners VI GmbH & Co. KG, is a German limited partnership, whose general partner is Goldman, Sachs Management GP GmbH, a German company. GS Car Rental HK Parallel Limited is wholly owned by GS Car Rental Lux Parallel II Sarl, which is indirectly owned by GS Capital Partners VI Parallel, L.P. GS Capital Partners VI Parallel, L.P. is a Delaware limited partnership, whose general partner is GS Advisors VI, L.L.C., a Delaware limited liability company. The voting and investment power of shares held by GS Group is exercised by the corporate investment committee of the merchant banking division of Goldman, Sachs & Co., which consists of Richard A. Friedman, Joseph H. Gleberman, Henry Cornell, Sanjeev K. Mehra, Muneer A. Satter, Joe DiSabato, Adrian M. Jones, Ben I. Adler, Elizabeth C. Fascitelli, Michael E. Koester, Kenneth A. Pontarelli, Ankur A. Sahu, Andrew E. Wolff, Robert R. Gheewalla, Hughes B. Lepic, Gerald J. Cardinale, Thomas G. Connolly, Martin A Hintze, Sanggyun Ahn, Stephanie Hui, Sumit Rajpal, James Reynolds and Michael Simpson. Each of the corporate investment committee members disclaims beneficial ownership of the shares owned by GS Group except to the extent of their pecuniary interests therein. The registered address of GS Group is Level 28, Three Pacific Place, 1 Queen’s Road East, Hong Kong.

(9) Represents (i) 571,348 Class A common shares, 7,562,445 Class B common shares, and 37,111 Class B common shares issuable upon the exercise of 37,111 options within 60 days from the date of this annual report, held by Ignition Growth Capital I, L.P.; and (ii) 5,992 Class A common shares, 79,297 Class B common shares, and 389 Class B common shares issuable upon the exercise of 389 options within 60 days from the date of this annual report, held by and Ignition Growth Capital Managing Directors Fund I, LLC. Both of Ignition Growth Capital I, L.P. and Ignition Growth Capital Managing Directors Fund I, LLC. are U.S. limited partnerships. We refer to these entities collectively as Ignition Group. Ignition Growth Capital I, L.P.’s general partner is Ignition Growth GP, L.L.C, a Delaware limited liability company. The voting and investment power of shares held by Ignition Growth Capital I, L.P. is exercised by the board of managing directors of Ignition Growth GP, LLC, which consists of Jon Anderson, Rich Tong and John Zagula. Each of Mr. Anderson, Mr. Tong and Mr. Zagula disclaims beneficial ownership of the shares owned by Ignition Growth Capital I, L.P. except to the extent of their pecuniary interests therein. The registered address of Ignition Growth Capital I, L.P. is 3500 South DuPont Highway, City of Dover, County of Kent, Delaware 19901, U.S.A. Ignition Growth Capital Managing Directors Fund I, LLC is controlled by a board of managing directors comprised of Jon Anderson, Rich Tong and John Zagula. The registered address of Ignition Growth Capital Managing Directors Fund I, LLC is located at Corporation Trust Center, 1209 Orange Street, County of New Castle, Wilmington, Delaware 19801, U.S.A.

(10) The business address of Greenwoods Asset Management Limited is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111 Cayman Islands, British West Indies.  Greenwoods Asset Management Holdings Company is a British Virgin Islands company which is the holding company of Greenwoods Asset Management Limited.  Unique Element Corp is a British Virgin Islands company which is the major shareholding company of Greenwoods Asset Management Holdings Limited. Mr. Jinzhi Jiang, CEO and CIO of Greenwoods Asset Management Limited, is the owner of Unique Element Corp.

According to our register of members for our common shares, as of March 31, 2015, there is one record holder of Class A common shares, which is the depositary of our ADS program, and six record holders of Class B common shares in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our common shares in the United States.  To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement which may at a later date result in a change of control of our company.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

Please refer to Item 6.E, “Directors, Senior Management and Employees—Share Ownership”.

B.            Related Party Transactions

Ctrip

          Under the Additional Series E Preferred Share Purchase Agreement, or the Series E+ SPA, entered into between our Company, Crawford, Ctrip and certain other shareholders on  April 16, 2014, Ctrip purchased 2,368,193 Series E preferred shares of our Company for a consideration of US$13,025,062. In addition, pursuant to a covenant in the Series E+ SPA, upon our written request in connection with a proposed initial public offering, Ctrip shall be obligated to subscribe for our common shares (i) in an exempt private placement or (ii) in an exempt Regulations S offering. Ctrip and us agreed that the purchase price of the common shares in connection with such subscription shall be the initial public offering price, and such subscription shall be consummated concurrently with the closing of the initial public offering. As a result, we entered into a subscription agreement with Ctrip on October 14, 2014, pursuant to which Ctrip purchased from us 1,666,666 Class A common shares at US$6.00 per Class A common share upon the closing of our initial public offering.

          On October 30, 2014, we entered into a framework loan facility agreement with Ctrip Travel, an affiliate of Ctrip, pursuant to which Ctrip Travel agreed to extend, through entrusted bank loans, an aggregate amount of RMB300 million loan facility to us on or prior to December 31, 2014. The loan facility has a term of three years and bears an interest rate of 8% per annum payable on a quarterly basis. As current PRC government regulations do not permit direct lending between companies, inter-company loan is typically implemented through a loan entrustment agreement where a bank is used as an intermediary agent. As of December 31, 2014, we had not drawn down any loan under such framework loan facility agreement and the framework loan facility agreement expired on December 31, 2014.

Crawford/Enterprise

Under the Series D Preferred Share Purchase Agreement entered into between Crawford and us on March 26, 2012, we issued, and Crawford was granted, certain warrants to subscribe for and purchase common shares from the Company. On October 31, 2014, Crawford exercised all its 1,500,000 outstanding warrants to purchase 1,500,000 common shares of our Company at a per share purchase price of US$5.50 for a total consideration of US$8,249,993.

In addition, under the Series E+ SPA entered into between our Company, Crawford, Ctrip and certain other shareholders of our Company on April 16, 2014, Crawford Group Inc. purchased 1,764,055 Series E preferred shares of our Company for a consideration of US$9,702,299.

Employment Agreements

See Item 6.B, “Directors, Senior Management and Employee—Compensation—Employment Agreements”.

Share Options

See Item 6.B, “Directors, Senior Management and Employee—Compensation—Equity Incentive Plans”.

C.            Interests of Experts and Counsel

Not applicable.

ITEM 8.                               FINANCIAL INFORMATION

A.            Consolidated statements and other financial information.

We have appended consolidated financial statements filed as part of this annual report. See Item 18, “Financial Statements”.

Legal Proceedings

We are currently not a party to, and are not aware of any threat of, any legal, arbitration or administrative proceedings that, in the opinion of our board of directors, are likely to have a material and adverse effect on our business, financial condition or results of operations. From time to time, we have become, and may in the future become, a party to various legal or administrative proceedings or claims arising in the ordinary course of our business. Regardless of the outcome, legal or administrative proceedings or claims may have an adverse impact on us because of defense and settlement costs, diversion of management attention, and other factors.

Dividend Policy

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares or ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion as to whether to declare and pay dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We are a holding company incorporated in the Cayman Islands. In order to pay dividends, if any, to our shareholders, we will rely on dividends from our subsidiaries in China. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its accumulated after-tax profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Furthermore, if our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

If we pay dividends, the depositary will pay you the dividends it receives on our Class A common shares, after deducting any withholding taxes and its fees and expenses. Cash dividends on our common shares, if any, will be paid in U.S. dollars.

B.           Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.                        THE OFFER AND LISTING

A.            Offering and listing details

Price Range of Our ADSs

Our ADSs are listed for trading on the New York Stock Exchange under the symbol “EHIC”, and have been listed since November 18, 2014. The following table sets forth the high and low daily closing trading prices of our ADSs on the New York Stock Exchange for the periods indicated:

	Price per ADS (US$)
	High	Low
Annual:
2014	12.00	7.97

Quarterly:
First Quarter, 2015	10.70	8.37

Monthly
November 2014	12.00	11.70
December 2014	12.00	7.97
January 2015	10.47	8.37
February 2015	10.70	9.90
March 2015	10.45	8.64
April 2015 (through April 21, 2015)	10.99	9.44

B.           Plan of Distribution

Not applicable.

C.            Markets

See Item 9.A above.

D.            Selling Shareholders

Not applicable.

E.           Dilution

Not applicable.

F.           Expenses of the Issue

Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

A.            Share Capital

Not applicable.

B.           Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our ninth amended and restated memorandum and articles of association contained in our registration statement on Form F-1 (File No. 333-199150), as amended, originally filed with the Securities and Exchange Commission on October 3, 2014.

C.            Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company” or elsewhere in this annual report on Form 20-F.

D.            Exchange Controls

Foreign exchange in China is primarily regulated by:

•                  the Foreign Currency Administration Rules (1996), as amended; and

•                  the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Foreign Currency Administration Rules, Renminbi is convertible for current account items, including the distribution of dividends, interest payments, and trade and service-related foreign exchange transactions. Conversion of Renminbi into foreign currency for capital account items, such as direct investment, loans, investment in securities, and repatriation of funds, however, is still subject to the approval of SAFE.

Under the Administration Rules, foreign-invested enterprises may only buy, sell, and remit foreign currencies at banks authorized to conduct foreign exchange transactions after providing valid commercial documents and, in the case of capital account item transactions, only after obtaining approval from SAFE.

Capital investments directed outside of China by foreign-invested enterprises are also subject to restrictions, which include approvals by SAFE, and the State Reform and Development Commission.

We receive our revenue in Renminbi, which is currently not a freely convertible currency. Under our current structure, our income will be primarily derived from dividend payments from our subsidiaries in China.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. This change in policy resulted initially in an approximately 2.0% appreciation in the value of the Renminbi against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

On July 4, 2014, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange for Overseas Investment and Financing and Reverse Investment by Domestic Residents via Special Purpose Vehicles, or Circular 37, which replaced the Notice on Issues Relating to the Administration of Foreign Exchange for the Financing and Reverse Investment by Domestic Residents via Offshore Special Purpose Vehicles issued by SAFE in October 2005, or Circular 75. Pursuant to Circular 37, any PRC residents, including both PRC institutions and individual residents, are required to register with the local SAFE branch before making contribution to a company set up or controlled by the PRC residents outside of the PRC for the purpose of overseas investment or financing with their legally owned domestic or offshore assets or interests, referred to in this circular as a “special purpose vehicle.” Under Circular 37, the term “PRC institutions” refers to entities with legal person status or other economic organizations established within the territory of the PRC. The term “PRC individual residents” includes all PRC citizens (also including PRC citizens abroad) and foreigners who habitually reside in the PRC for economic benefits. A registered special purpose vehicle is required to amend its SAFE registration in the event of any change of basic information including PRC individual resident shareholder, name, term of operation, or PRC individual resident’s increase or decrease of capital, transfer or exchange of shares, merger, division or other material changes. In addition, if a non-listed special purpose vehicle grants any equity incentives to directors, supervisors or employees of domestic companies under its direct or indirect control, the relevant PRC individual residents could register with the local SAFE branch before exercising such options. The SAFE simultaneously issued a series of guidances to its local branches with respect to the implementation of Circular 37. Circular 37 modified certain defined terms under Circular 75 to clarify the SAFE registration scope. For example, Circular 37 broadened the definition of special purpose vehicle to offshore entities that were (i) established for the purpose of overseas investments by PRC residents (in addition to for the purpose of financing as defined under Circular 75) and (ii) established by PRC residents with their legally owned offshore assets or interests (in addition to domestic assets or interests as defined under Circular 75); and it also broadened the definition of reverse investment to include establishing new foreign invested entities or projects as a way of domestic direct investment by PRC residents, directly or indirectly, through special purpose vehicle, which was excluded by Circular 75. Furthermore, Circular 37 modified certain SAFE registration procedures and requirements for special purpose vehicles and clarified the SAFE registration procedures for equity incentive awards granted by non-listed special purpose vehicles to directors, supervisors or employees of their controlled domestic companies. The failure of these shareholders and/or beneficial owners to timely register or amend their SAFE registrations pursuant to the SAFE notice or the failure of future shareholders and/or beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such shareholders, beneficial owners and/or our PRC subsidiaries to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to our company or otherwise adversely affect our business.

The Operating Rules for Foreign Exchange Issues with Regard to Direct Investment under Capital Account, or the Operating Rules, an appendix to the Notice on Further Improving and Adjusting Foreign Exchange Administration Policies on Direct Investment promulgated by SAFE on November 19, 2012 provides in detail the procedures, required documents and review standard of foreign exchange registration regarding financing and round-trip investment by domestic residents through offshore special- purpose companies.

As a result of the uncertainties relating to Notice 37 and Operating Rules, we cannot predict how these regulations will affect our business operations or strategies. For example, our present or future PRC subsidiaries’ ability to conduct foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, may be subject to compliance with such SAFE registration requirements by relevant PRC residents, over whom we have no control. In addition, we cannot assure you that any such PRC residents will be able to complete the necessary approval and registration procedures required by the SAFE regulations. We require all shareholders in our Company who are PRC residents to comply with any SAFE registration requirements and we understand that the relevant shareholders have registered their offshore investment in us with Shanghai SAFE, but we have no control over either our shareholders or the outcome of such registration procedures. Such uncertainties may restrict our ability to implement our acquisition strategy and adversely affect our business and prospects.

Dividend Distributions

Pursuant to the Foreign Currency Administration Rules promulgated in 1996 and amended in 1997, and various regulations issued by SAFE and other relevant PRC government authorities, the PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China.

The principal regulations governing the distribution of dividends paid by wholly foreign-owned enterprises and Sino-foreign joint equity enterprise enterprises include:

•                  the Wholly Foreign-Owned Enterprise Law (1986), as amended in 2000;

•                  the Wholly Foreign-Owned Enterprise Law Implementing Rules (1990), as amended in 2001;

•                  the Sino-foreign Joint Equity Enterprise Law (1979), as amended in 2001;

•                  the Sino-foreign Joint Equity Enterprise Law Implementing Rules (1983), as amended in 2001; and

•                  Company Law of the PRC (2005).

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least a certain percentage of its after-tax profit based on PRC accounting standards each year to its general reserves. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to employee welfare and bonus funds. These funds, however, may not be distributed to equity owners except in the event of liquidation.

E.           Taxation

The following is a summary of the material Cayman Islands, People’s Republic of China and U.S. federal income tax consequences relevant to an investment in our ADSs and common shares. The summary is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The summary is based on laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change or different interpretations, possibly with retroactive effect. The summary does not address United States state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, People’s Republic of China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder, special Cayman Islands counsel to us. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs and common shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ADSs and common shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies, except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council:

(1)              that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

(2)              that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

The undertaking for us is for a period of twenty years from January 10, 2006.

People’s Republic of China Taxation

Under the New EIT Law, enterprises organized under the laws of jurisdictions outside China with “de facto management bodies” located within China may be considered PRC tax resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The implementation regulations of the New EIT Law define the term “de facto management body” as a management body that exercises full or substantial control and management authority over the production, operation, personnel, accounts and properties of an enterprise. While we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise, there is a risk that the PRC tax authorities may deem our company or any of our overseas subsidiaries as a PRC resident enterprise, in which case we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income. If we are deemed to be a PRC tax resident enterprise, any dividends that we pay to our non-PRC enterprise shareholders or ADS holders, as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs, may be regarded as PRC-sourced income and as a result become subject to PRC withholding tax at a rate of 10%. See “Risk Factors—Risks relating to Doing Business in China—We may be classified as a “resident enterprise” for PRC enterprise income tax purposes; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders .

U.S. Federal Income Taxation

This discussion describes certain material U.S. federal income tax consequences to U.S. Holders (as defined below) relating to the purchase, ownership and disposition of our ADSs and common shares. This discussion does not address any aspect of U.S. federal gift or estate tax, the Medicare tax or the state, local or non-U.S. tax consequences of an investment in our ADSs and common shares. This discussion does not apply to U.S. Holders who are a member of a class of holders subject to special rules, such as:

•                  dealers in securities or currencies;

•                  traders in securities who elect to use a mark-to-market method of accounting for securities holdings;

•                  banks or other financial institutions;

•                  insurance companies;

•                  tax-exempt organizations;

•                  partnerships and other entities treated as partnerships or other pass through entities for U.S. federal income tax purposes or persons holding ADSs and common shares through any such entities;

•                  regulated investments companies or real estate investment trusts;

•                  persons that hold ADSs and common shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•                  persons whose functional currency for tax purposes is not the U.S. dollar;

•                  persons liable for alternative minimum tax; or

•                  persons who actually or constructively own 10% or more of the total combined voting power of all classes of our shares (including ADSs and common shares) entitled to vote.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, which we refer to in this discussion as the Code, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. In addition, this discussion relies on our assumptions regarding the value of our ADSs and common shares and the nature of our business over time.

Prospective purchasers and U.S. Holders of our ADSs and common shares are urged to consult their own tax advisor concerning the particular U.S. federal income tax consequences to them relating to the purchase, ownership and disposition of our ADSs and common shares, as well as the consequences to them arising under the laws of any other taxing jurisdiction.

For purposes of the U.S. federal income tax discussion below, you are a “U.S. Holder” if you beneficially own our ADSs or common shares as capital assets for U.S. federal income tax purposes and are:

•                  an individual citizen or resident of the United States for U.S. federal income tax purposes;

•                  a corporation, or other entity taxable as a corporation, that was created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•                  an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•                  a trust if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect to be treated as a U.S. person.

For U.S. federal income tax purposes, income earned through a non-U.S. or U.S. partnership or other flow-through entity is attributed to its owners. Accordingly, if a partnership or other flow-through entity holds ADSs or common shares, the tax treatment of the holder will generally depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, for U.S. federal income tax purposes, you generally will be treated as the owner of the underlying common shares represented by such ADSs. Accordingly, the conversion of ADSs into common shares will not be subject to U.S. federal income tax.

Dividends on ADSs and common shares

We do not anticipate paying dividends on our ADSs and common shares in the foreseeable future. See Item 8.A, “Financial Information—Consolidated statements and other financial information—Dividend policy”.

Subject to the “Passive Foreign Investment Company” discussion below, if we do make distributions and you are a U.S. Holder, the gross amount of any distributions with respect to your ADSs and common shares (including the amount of any taxes withheld therefrom) will generally be includible in your gross income on the day you actually or constructively receive such income as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. To the extent, if any, that the amount of any distribution by us on ADSs and common shares exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S. Holder’s adjusted tax basis in the ADSs and common shares and thereafter as capital gain. However, we do not intend to calculate our earnings and profits according to U.S. federal income tax principles. Accordingly, distributions on our ADSs and common shares, if any, will generally be reported to you as dividend distributions for U.S. federal income tax purposes. Corporations will not be entitled to claim a dividends-received deduction with respect to distributions made by us. Dividends generally will constitute foreign source passive income for purposes of the U.S. foreign tax credit rules. You should consult your own advisor as to your ability, and the various limitations on your ability, to claim foreign tax credits in connection with the receipt of dividends.

          Under current law and with respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends may be “qualified dividend income” that is taxed at a reduced capital gains rate, provided that certain conditions are satisfied, including: (1) the ADSs or common shares are readily tradable on an established securities market in the United States, (2) we are not a PFIC for both our taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. The Internal Revenue Service authority has indicated that common or ordinary stock, or an ADR in respect of such stock, is considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States when it is listed on the New York Stock Exchange. There is no assurance, however, that any dividends paid on our ADSs or common shares will be eligible for the reduced capital gains tax rate. Any dividends paid by us that are not eligible for the preferential rate will be taxed as ordinary income to a non-corporate U.S. Holder. You should consult your tax advisors regarding the availability of the qualified dividend income rate with respect to our ADSs or common shares, including the effects of any change in law after the date of this annual report.

Sales and Other Dispositions of ADSs or Common shares

Subject to the “Passive Foreign Investment Company” discussion below, when you sell or otherwise dispose of ADSs or common shares, you will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ADSs or common shares. Your adjusted tax basis will generally equal the amount you paid for the ADSs or common shares. Any gain or loss you recognize will be long-term capital gain or loss if your holding period in our ADSs or common shares is more than one year at the time of disposition. If you are a non-corporate U.S. Holder, including an individual, any such long-term capital gain will be taxed at preferential rates. Your ability to deduct capital losses will be subject to various limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of our ADSs or common shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company

We believe that we were not a “passive foreign investment company,” or PFIC, for our taxable year ended December 31, 2014.  However, we cannot be assure you that we will not be a PFIC in 2015 or any future taxable year.

In general, we will be classified as a passive foreign investment company (“PFIC”) in any taxable year if either: (a) the average quarterly value of our gross assets that produce passive income or are held for the production of passive income is at least 50% of the average quarterly value of our total gross assets (“asset test”) or (b) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties). For purposes of the above tests, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. For purposes of the first asset test, any cash and cash invested in short-term, interest bearing, debt instruments, or bank deposits that are readily convertible into cash will generally count as producing passive income or held for the production of passive income.

We must make a separate determination each year as to whether we are a PFIC. As a result, it is possible that our PFIC status will change. In particular, in determining the average percentage value of our gross assets, the aggregate value of our assets will generally be deemed to be equal to our market capitalization (determined by the sum of the aggregate value of our outstanding equity) plus our liabilities. Therefore, a drop in the market price of our ADSs or common shares would cause a reduction in the value of our non-passive assets for purposes of the asset test. Accordingly, we would likely become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash.

Based on the market price of our ADSs and common shares, the value of our assets, and the composition of our assets and income, we believe that we were not a “passive foreign investment company,” or PFIC, for our taxable year ended December 31, 2014, and we do not expect to be a PFIC for our taxable year ending December 31, 2015 or for the foreseeable future.

If we were a PFIC for any taxable year during which you held our ADSs or common shares, certain adverse U.S. federal income tax rules would apply. You would generally be subject to additional taxes and interest charges on certain “excess distributions” we make and on any gain realized on the disposition or deemed disposition of your ADSs or common shares, regardless of whether we continue to be a PFIC in the year in which you receive an “excess distribution” or dispose of or are deemed to dispose of your ADSs or common shares. Distributions in respect of your ADSs or common shares during a taxable year would generally constitute “excess distributions” if, in the aggregate, they exceed 125% of the average amount of distributions with respect to your ADSs or common shares over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.

To compute the tax on “excess distributions” or any gain, (a) the “excess distribution” or the gain would be allocated ratably to each day in your holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current year, (c) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year, and (d) an interest charge at the rate for underpayment of taxes for any period described under (c) above would be imposed on the resulting taxability on the portion of the “excess distribution” or gain that is allocated to such period.

If we were a PFIC in any taxable year during which your held our ADSs or common shares, under certain attribution rules, you will be deemed to own your proportionate share of lower-tier PFICs, and will be subject to U.S. federal income tax on (a) a distribution on the shares of a lower-tier PFIC and (b) a disposition of shares of a lower-tier PFIC, both as if you directly held the shares of such lower-tier PFIC. In addition, no distribution that you receive from us would qualify for taxation at the reduced rate of taxation discussed in the “—Dividends on ADSs and common shares” section above.

You would generally be able to avoid the “excess distribution” rules described above by making a timely so-called “mark-to- market” election with respect to your ADSs provided our ADSs are “marketable”. Our ADSs will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the New York Stock Exchange. If you made a mark-to-market election in a timely fashion, you would generally recognize as ordinary income or ordinary loss the difference between the fair market value of your ADSs on the first day of any taxable year and their value on the last day of that taxable year. Any ordinary income resulting from this election would generally be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs would be adjusted to reflect any such income or loss. You should consult your own tax advisor regarding potential advantages and disadvantages to you of making a “mark-to- market” election with respect to your ADSs. The mark-to-market election will not be available for any lower tier PFIC that is deemed owned pursuant to the attribution rules discussed above.

Alternatively, you can make a qualified electing fund or QEF election to include annually your pro rata share of our earnings and net capital gains currently in income each year, regardless of whether or not dividend distributions are actually distributed. However, you may make a qualified electing fund election with respect to our company only if we agree to furnish you annually with certain tax information, and we do not presently intend to prepare or provide such information.

You are urged to consult your own tax advisor concerning the making of such a QEF election and in particular with regard to the application of the “excess distribution” rules to you on any gain realized on the disposition or deemed disposition of your ADSs or common shares, regardless of whether we continue to be a PFIC in the year in which you receive an “excess distribution” or dispose of or are deemed to dispose of your ADSs or common shares should you not make the QEF election with respect to the 2014 taxable year.

If we were a PFIC for any taxable year during which you held our ADSs or common shares, you must file IRS Form 8621 for each taxable year in which you recognize any gain on the sale or other disposition of your ADS or common shares, receive deemed or actual distributions from us, or make certain elections (including a QEF and mark-to-market election) with respect to your ADSs or common shares. In addition, unless otherwise provided by the U.S. Treasury, each U.S. Holder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. You should consult your own tax advisor as to the application of any information reporting requirements to you resulting from our status as a PFIC.

U.S. Information Reporting and Backup Withholding Rules

In general, dividend payments with respect to the ADSs and common shares and the proceeds received on the sale or other disposition of ADSs and common shares may be subject to information reporting to the IRS and to backup withholding. Backup withholding will not apply, however, if you provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will generally be required to provide certification on IRS Form W-9. Any amounts withheld from payments to you under the backup withholding rules that exceed your U.S. federal income tax liability will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you timely furnish the required information to the IRS. Certain individuals holding common shares or ADSs other than in an account at a U.S. financial institution may be subject to additional information reporting requirements.

PROSPECTIVE PURCHASERS OF OUR ADSS AND COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISOR REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY OTHER TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF OUR ADSS AND COMMON SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR NON-US JURISDICTION AND INCLUDING ESTATE, GIFT AND INHERITANCE LAWS.

F.           Dividends and Paying Agents

Not applicable.

G.           Statement by Experts

Not applicable.

H.           Documents on Display

We previously filed with the Securities and Exchange Commission our registration statement on Form F-1 (File No. 333- 199150), as amended.

We have filed this annual report on Form 20-F with the Securities and Exchange Commission under the Exchange Act. Statements made in this annual report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this annual report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act and file reports and other information with the Securities and Exchange Commission. Reports and other information which the Company filed with the Securities and Exchange Commission, including this annual report on Form 20-F, may be inspected and copied at the public reference room of the Securities and Exchange Commission at 100 F Street, N.E., Washington D.C., 20549.

You can also obtain copies of this annual report on Form 20-F by mail from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the Securities and Exchange Commission’s Internet site at http://www.sec.gov . The Commission’s telephone number is 1-800-SEC-0330.

I. Subsidiaries Information

Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A. Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

The conversion of Renminbi is highly regulated. In addition, the value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

The U.S. dollar is the reporting and functional currency for our consolidated financial statements. Since we conduct our operations through our PRC subsidiaries and affiliated companies, the functional currency of our PRC subsidiaries and affiliated entities is Renminbi. Substantially all our revenue and related expenses, including cost of revenues and advertising expenses, are denominated and paid in Renminbi. Transactions in other currencies are recorded in Renminbi at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are remeasured into Renminbi at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are recorded in our statements of operations as a component of current period earnings.

Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect our costs and operating margins, as well as our net income reported in U.S. dollars. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or ADSs, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Interest Rate Risk

As of December 31, 2014, our outstanding borrowing balance was RMB1,253.8 million. If we borrow money in future periods, we may be exposed to interest rate risk. We believe our exposure to interest rate risk and other relevant market risks is not material.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the change of consumer price index in China was 2.6%, 2.6% and 2.0% in 2012, 2013 and 2014, respectively.

ITEM 12.                        DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

D. American Depositary Shares

Fees Payable by ADS Holders

JPMorgan Chase Bank, N.A., the depositary of our ADS program, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary service fee are charged by the depositary to the holders of record of ADSs as of the applicable ADS record date. In the case of cash distributions, the depositary fees are generally deducted from the cash being distributed. In the case of distributions other than cash (e.g., stock dividends, rights, etc.), the depositary charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or in DRS), the depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary generally collects its fees through the settlement systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts.

In the event of refusal to pay the depositary fees the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Persons depositing or withdrawing shares must pay:	For:
Up to $5.00 per 100 ADSs (or fraction thereof).	Issuance of ADSs.
Cancellation of ADSs.
Distribution of cash dividends or other cash distributions.
Distribution of ADSs pursuant to share dividends or other free share distributions or exercise of rights.
Depositary Service Fee
Distribution of securities other than ADSs or rights to purchase additional ADSs.
$1.50 per certificate presented for transfer.	Transfer of ADRs.

Taxes and other governmental charges the depositary or the custodian has to pay on any ADS or common share.	As necessary.

Registration or transfer fees.	Transfer and registration of common shares on the share register to or from the name of the custodian or depositary in connection with the deposit or withdraw of common shares.

Expenses of the depositary.	Cable, telex, fax transmissions and delivery expenses.
Converting foreign currency to U.S. dollars

Any charges incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to the shares, deposited securities, ADSs and ADRs.	As necessary.

Any charges incurred by the depositary for servicing or delivering the common shares on deposit.	As necessary.

Fees Payable by the Depositary to Us

As of April 1, 2015, we had received from the depositary a reimbursement of $41,698, after deduction of applicable US taxes for certain expenses related to the maintenance of the ADR program, including annual stock exchange listing fees, legal service fee, and our expenses incurred in connection with investor relations programs, after deduction of applicable US taxes for settlement infrastructure fees and proxy process fees.

PART II

ITEM 13.                        DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                        MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

The rights of securities holders have not been materially modified.

ITEM 15.                        CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our chief executive officer and chief financial officer have performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report. Based upon that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were not effective as of December 31, 2014 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, because of the material weaknesses in our internal control over financial reporting described below. Our disclosure controls and procedures were not effective to satisfy the objectives for which they are intended.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2014, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting as of December 31, 2014. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

         The material weaknesses are related to (i) insufficient accounting resources and expertise necessary to comply with the U.S. GAAP and (ii) lack of sufficient and documented financial closing policies and procedures. To remedy our control deficiencies, we have adopted several measures to improve our internal control over financial reporting.

In 2014, we hired a finance controller experienced in U.S. GAAP who was formerly a senior manager at a Big Four accounting firm and added additional accounting staffs to improve our financial reporting process. In addition to hiring experienced personnel, our accounting and financial reporting personnel attended training programs on U.S. GAAP, SEC reporting and other accounting-related topics held by Big Four accounting firms and other professional organizations to maintain up-to-date knowledge on U.S. GAAP and SEC rules. We also performed additional review procedures, including review of journal entries and reconciliations for key accounts, to ensure the completeness and accuracy of our consolidated financial statements prepared in accordance with U.S. GAAP.

In 2015, we have hired a finance staff and an in-house counsel who are experienced in U.S. GAAP and SEC reporting, and have engaged an external consulting firm to help us prepare for Section 404 compliance by documenting our processes and internal controls and benchmarking against industry best practices. In addition, we have (i) provided, and intend to continue to provide, on-going training to our accounting and operating personnel across different subsidiaries to improve their accounting knowledge; (ii) developed, and continue to update as needed, a more comprehensive manual on accounting policies and procedures; and (iii) reinforced the oversight and review procedure over high risk areas subject to significant estimates and judgments.

These measures to improve our internal control over financial reporting have materially affected our internal control over financial reporting during 2014, or are reasonably likely to materially affect our internal control over financial reporting in future periods.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal controls for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting, as we and they will be required to do under the Section 404 of the Sarbenes-Oxley Act of 2002. Had we performed a complete assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified. We will continue to implement the necessary procedures and policies, including those outlined above, to improve our internal controls over financial reporting and remediate any potential material weaknesses and significant deficiencies as we prepare for our initial Section 404 reporting requirement under the Sarbanes-Oxley Act which will take place in the fiscal year ending December 31, 2015.

See “Item 3. Key Information—D. Risk Factors—Risks relating to our business and industry— If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Messrs. Ronald Meyers, Andrew Xuefeng Qian and Qian Miao and is chaired by Mr. Ronald Meyers. Mr. Meyers who has accounting and financial management expertise, is an “audit committee financial expert” as defined in Item 401(h) of Regulation S-K under the Securities Act. Each of these directors satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act.

ITEM 16B.  CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics, which will be applicable to our directors and senior executive and financial officers. Our code of business conduct and ethics is publicly available on our website at http://www.1hai.cn  and is filed as an exhibit to our registration statement on Form F-1 (No. 333-199150). We also will post any amendments to or waivers from a provision of our code of business conduct and ethics for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions on our website.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by specified category in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

(RMB in thousands)	2013	2014
Audit fees(1)	2,320	22,100
Audit-related fees(2)	—	—
Tax fees(3)	—	—
All other fees	—	—

(1)    “Audit fees” means the aggregate fees billed for each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual consolidated financial statement and the quarterly reviews of consolidated financial information.  They also include fees billed for services that are provided by our independent registered public accounting firm in connection with our public offerings in 2014.

(2)    “Audit-related fees” represent aggregate of fees billed for each of the fiscal years listed for the assurance and related service rendered by our independent registered public accounting firm that are reasonably related to the audit or review of our consolidated financial statements that are not reported under “Audit Fees”.

(3)    “Tax fees” includes fees billed for tax consultations.

The policy of our audit committee or our board of directors is to pre-approve all auditing services and permitted non-audit services to be performed for us by our independent auditor, including the fees and terms thereof (subject to the de minimums exceptions for non-audit services described in Section 10A(i)(l)(B) of the Exchange Act which are approved by the audit committee or our board of directors prior to the completion of the audit).

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a foreign private issuer with shares listed on the NYSE, we are subject to corporate governance requirements imposed by the NYSE. Under Section 303A of the NYSE’s Listed Company Manual, NYSE listed non-US companies may, in general, follow their home country corporate governance practices in lieu of some of the NYSE corporate governance requirements. We are committed to a high standard of corporate governance. As such, we endeavor to comply with most of the NYSE corporate governance practices. However, the following are the ways in which our current corporate governance practices differ from NYSE corporate governance requirements since the laws of Cayman Islands do not require such compliance:

•                  Our corporate governance and nominating committee of our board of directors is not comprised entirely of independent directors.

•                  Our compensation committee of our board of directors is not comprised entirely of independent directors.

We may in the future determine to voluntarily comply with one or more of the foregoing provisions as required by NYSE’s Listed Company Manual.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.                        FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.                        FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.                        EXHIBITS

EXHIBITS INDEX

Exhibit
Number	Description

1.1*	Ninth Amended and Restated Memorandum and Articles of Association of eHi Car Services Limited

2.1*	Specimen American Depositary Receipt

2.2*	Specimen Certificate for Class A Common Shares

2.3**	Form of Deposit Agreement among eHi Car Services Limited, JPMorgan Chase Bank, N.A., and holders and beneficial owners of American Depositary Shares issued thereunder

4.1*	Amended and Restated 2010 Performance Incentive Plan

4.2*	Form of 2014 Performance Incentive Plan

4.3*	Form of Indemnification Agreement with the directors and executive officers of eHi Car Services Limited

4.4*	Form of Employment Agreement of eHi Car Services Limited

4.5*	Global Affiliation Agreement dated March 28, 2012 between eHi Car Services Limited and Enterprise Holdings (China) LLC

4.6*	Warrant issued to Crawford Group, Inc. for the purchase of up to 1,500,000 common shares dated March 28, 2012 and the amendment dated December 11, 2013

4.7*

English translation of the Exclusive Technical Services and Consulting Agreement dated March 13, 2014 between Shanghai eHi Car Rental Co., Ltd. and Shanghai eHi Information Technology Service Co.,  Ltd.

4.8*	English translation of the Loan Agreements dated March 10, 2014 between Shanghai eHi Car Rental Co., Ltd. and individual shareholders of Shanghai eHi Information Technology Service Co., Ltd.

4.9*	English translation of the Equity Pledge Agreements dated June 30, 2014 between Shanghai eHi Car Rental Co., Ltd. and individual shareholders of Shanghai eHi Information Technology Service Co., Ltd.

4.10*

English translation of the Call Option and Cooperation Agreement dated March 13, 2014 between Shanghai eHi Car Rental Co., Ltd. and individual shareholders of Shanghai eHi Information Technology Service Co., Ltd.

4.11*

English translation of the Agreement on Authorization to Exercise Shareholder’s Voting Power dated March 13, 2014 between Shanghai eHi Car Rental Co., Ltd. and individual shareholders of Shanghai eHi Information Technology Service Co., Ltd.

4.12*	Form of Subscription Agreement between eHi Car Services Limited and concurrent private placement investors

4.13

English translation of the Exclusive Technical Services and Consulting Agreement dated January 25, 2015 between Shanghai eHi Car Rental Co., Ltd. and Shanghai eHi Car Sharing Information Technology Co., Ltd.

4.14	English translation of the Loan Agreement dated January 16, 2015 between Shanghai eHi Car Rental Co., Ltd. and individual shareholders of Shanghai eHi Car Sharing Information Technology Co., Ltd.

4.15

English translation of the Equity Pledge Agreements dated January 25, 2015 between Shanghai eHi Car Rental Co., Ltd. and individual shareholders of Shanghai eHi Car Sharing Information Technology Co., Ltd.

4.16

English translation of the Call Option and Cooperation Agreement dated January 25, 2015 between Shanghai eHi Car Rental Co., Ltd. and individual shareholders of Shanghai eHi Car Sharing Information Technology Co., Ltd.

4.17

English translation of the Agreement on Authorization to Exercise Shareholder’s Voting Power dated January 25, 2015 between Shanghai eHi Car Rental Co., Ltd. and individual shareholders of Shanghai eHi Car Sharing Information Technology Co., Ltd.

8.1	List of subsidiaries

11.1*	Code of Business Conduct and Ethics of eHi Car Services Limited

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Maples and Calder

15.2	Consent of Grandall Law Firm (Shanghai)

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*            Previously filed as an exhibit to the Registration Statement on F-1 registration (File No. 333-199150), as amended, initially filed with the Securities and Exchange Commission on October 3, 2014.

**     Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-199819), which was filed with the Securities and Exchange Commission with respect to American depositary shares representing Class A common shares on November 3, 2014.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EHI CAR SERVICES LIMITED

/s/ Ray Ruiping Zhang
	Name:	Ray Ruiping Zhang
	Title:	Chief Executive Officer

Date: April 22, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACOUNTING FIRM

To the Board of Directors and Shareholders of eHi Car Services Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive loss, changes in shareholders’ equity/(deficit) and cash flows present fairly, in all material respects, the financial position of eHi Car Services Limited and its subsidiaries at December 31, 2013 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP
Shanghai, the People’s Republic of China
April 22, 2015

EHI CAR SERVICES LIMITED

CONSOLIDATED BALANCE SHEETS

As of December 31, 2013 and 2014

(RMB, except share data and per share data, or otherwise noted)

	As of December 31,
	2013	2014
	RMB	RMB	US$ (Note 2(d))

ASSETS
Current assets:
Cash and cash equivalents	630,733,451	926,207,744	149,277,591
Restricted cash	30,247,232	192,758,072	31,066,962
Accounts receivable, net of allowance for doubtful accounts of RMB5,041,727 and RMB5,969,648 as of December 31, 2013 and 2014, respectively	63,907,848	111,885,971	18,032,745
Prepaid expenses and other current assets	78,853,099	195,605,733	31,525,922
Total current assets	803,741,630	1,426,457,520	229,903,220

Cost method investment	—	152,975,000	24,655,095
Property and equipment, net	1,062,331,035	1,940,047,599	312,678,915
Intangible assets	29,977,317	38,246,326	6,164,189
Vehicle purchase deposits	119,172,859	174,184,628	28,073,466
Other non-current assets	11,199,026	23,728,439	3,824,330
Total assets	2,026,421,867	3,755,639,512	605,299,215

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY/(DEFICIT)
Current liabilities:
Accounts payable	6,554,239	5,487,316	884,395
Accrued expenses and other current liabilities	105,142,801	127,913,033	20,615,838
Income tax payable	2,137,874	2,095,273	337,697
Short-term borrowings	219,640,421	540,519,348	87,115,906
Total current liabilities	333,475,335	676,014,970	108,953,836

Long-term borrowings	375,726,271	713,232,869	114,952,272
Other non-current liabilities	350,000	—	—
Total liabilities	709,551,606	1,389,247,839	223,906,108

Commitments and contingencies (note 17)

The accompanying notes are an integral part of the consolidated financial statements

EHI CAR SERVICES LIMITED

CONSOLIDATED BALANCE SHEETS (continued)

As of December 31, 2013 and 2014

(RMB, except share data and per share data, or otherwise noted)

	As of December 31,
	2013	2014
	RMB	RMB	US$ (Note 2(d))

Mezzanine equity:
Class A convertible redeemable preferred shares, US$0.001 par value, 10,427,373 and nil shares authorized, issued and outstanding as of December 31, 2013 and 2014, respectively	295,199,496	—	—
Series A convertible redeemable preferred shares, US$0.001 par value, 5,000,000 and nil shares authorized, issued and outstanding as of December 31, 2013 and 2014, respectively	68,146,852	—	—
Series B convertible redeemable preferred shares, US$0.001 par value, 12,123,314 and nil shares authorized, issued and outstanding as of December 31, 2013 and 2014, respectively	327,058,282	—	—
Series C convertible redeemable preferred shares, US$0.001 par value, 18,721,302 and nil shares authorized, 17,348,382 and nil shares issued and outstanding as of December 31, 2013 and 2014, respectively	575,422,644	—	—
Series D convertible redeemable preferred shares, US$0.001 par value, 10,000,000 and nil shares authorized, issued and outstanding as of December 31, 2013 and 2014, respectively	377,488,481	—	—
Series E convertible redeemable preferred shares, US$0.001 par value, 18,554,545 and nil shares authorized, issued and outstanding as of December 31, 2013 and 2014, respectively	630,205,581	—	—
Total mezzanine equity	2,273,521,336	—	—

Shareholders’ equity/(deficit)
Common shares, US$0.001 par value, 425,173,466 and 500,000,000 (including 407,328,619 Class A and 92,671,381 Class B) shares authorized, 6,096,842 and 114,379,243 (including 31,033,332 Class A and 83,345,911 Class B) shares issued and outstanding as of December 31, 2013 and 2014, respectively	40,281	727,825	117,304
Additional paid-in capital	—	3,621,645,725	583,703,337
Accumulated other comprehensive income	6,582,044	1,144,629	184,481
Accumulated deficit	(963,273,400)	(1,257,126,506)	(202,612,015)
Total shareholders’ equity/(deficit)	(956,651,075)	2,366,391,673	381,393,107
Total liabilities, mezzanine equity and shareholders’ equity/(deficit)	2,026,421,867	3,755,639,512	605,299,215

The accompanying notes are an integral part of the consolidated financial statements.

EHI CAR SERVICES LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the Years Ended December 31, 2012, 2013 and 2014

(RMB, except share data and per share data, or otherwise noted)

	For the Years Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$(Note 2(d))
Net revenues:
Car rentals	293,690,906	377,013,398	598,792,396	96,507,816
Car services	156,394,296	189,380,989	252,372,790	40,675,110
Total net revenues	450,085,202	566,394,387	851,165,186	137,182,926

Vehicle operating expenses	(432,447,657)	(526,446,044)	(718,699,414)	(115,833,319)
Selling and marketing expenses	(38,208,704)	(40,439,439)	(35,315,980)	(5,691,903)
General and administrative expenses	(94,431,599)	(112,416,394)	(132,125,421)	(21,294,752)
Other operating income	11,041,085	13,549,728	17,122,772	2,759,690
Total operating expenses	(554,046,875)	(665,752,149)	(869,018,043)	(140,060,284)
Loss from operations	(103,961,673)	(99,357,762)	(17,852,857)	(2,877,358)

Interest income	1,145,936	360,323	4,397,029	708,672
Interest expense	(66,635,720)	(50,880,171)	(76,937,649)	(12,400,098)
Other expenses, net	(1,046,232)	(1,108,275)	(840,303)	(135,432)
Loss before income taxes	(170,497,689)	(150,985,885)	(91,233,780)	(14,704,216)
Provision for income taxes	(5,212,399)	(1,228,145)	(1,911,657)	(308,103)
Net loss	(175,710,088)	(152,214,030)	(93,145,437)	(15,012,319)

Accretion on Series A convertible redeemable preferred shares to redemption value	(9,066,909)	(4,008,032)	(69,598)	(11,217)
Accretion on Series B convertible redeemable preferred shares to redemption value	(38,553,700)	(35,069,326)	(3,451,997)	(556,361)
Accretion on Series C convertible redeemable preferred shares to redemption value	(63,108,024)	(74,328,662)	(75,476,317)	(12,164,574)
Accretion on Series D convertible redeemable preferred shares to redemption value	(44,324,631)	(65,070,473)	(51,479,102)	(8,296,925)
Accretion on Series E convertible redeemable preferred shares to redemption value	—	(7,094,798)	(97,696,064)	(15,745,747)
Accretion on Class A convertible redeemable preferred shares to redemption value	—	(5,563,627)	(22,601,694)	(3,642,732)
Deemed contribution from preferred shareholders at extinguishment of convertible bonds	—	16,750,848	—	—
Deemed dividends to preferred shareholders at extinguishment of convertible bonds and promissory note	—	(44,163,640)	—	—
Modification of warrants	—	(1,021,523)	—	—
Net loss attributable to common shareholders	(330,763,352)	(371,783,263)	(343,920,209)	(55,429,875)

Net loss	(175,710,088)	(152,214,030)	(93,145,437)	(15,012,319)
Change in cumulative foreign currency translation adjustment, net of tax of nil	1,475,502	4,391,112	(5,437,415)	(876,352)
Comprehensive loss	(174,234,586)	(147,822,918)	(98,582,852)	(15,888,671)

Weighted average number of common shares used in computing net loss per share
Basic	6,096,842	6,096,842	19,198,145	19,198,145
Diluted	6,096,842	6,096,842	19,198,145	19,198,145

Net loss per common share attributable to common shareholders
Basic	(54.25)	(60.98)	(17.91)	(2.89)
Diluted	(54.25)	(60.98)	(17.91)	(2.89)

Net loss per ADS*
Basic	(108.50)	(121.96)	(35.82)	(5.78)
Diluted	(108.50)	(121.96)	(35.82)	(5.78)

* Each ADS represents two Class A common shares

The accompanying notes are an integral part of the consolidated financial statements.

EHI CAR SERVICES LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIT)

For the Years Ended December 31, 2012, 2013 and 2014

(RMB, except share data and per share data, or otherwise noted)

				Accumulated
				other		Total
	Common shares		Additional	comprehensive	Accumulated	Shareholders’
	Shares	Amount	paid-in capital	income	deficit	Equity/(deficit)

Balance as of January 1, 2012	6,096,842	40,281	—	715,430	(286,208,579)	(285,452,868)
Issuance of warrants	—	—	11,570,602	—	—	11,570,602
Share-based compensation	—	—	6,683,456	—	—	6,683,456
Accretion on Series A convertible redeemable preferred shares to redemption value	—	—	(9,066,909)	—	—	(9,066,909)
Accretion on Series B convertible redeemable preferred shares to redemption value	—	—	(9,187,149)	—	(29,366,551)	(38,553,700)
Accretion on Series C convertible redeemable preferred shares to redemption value	—	—	—	—	(63,108,024)	(63,108,024)
Accretion on Series D convertible redeemable preferred shares to redemption value	—	—	—	—	(44,324,631)	(44,324,631)
Net loss	—	—	—	—	(175,710,088)	(175,710,088)
Foreign currency translation adjustments	—	—	—	1,475,502	—	1,475,502
Balance as of December 31, 2012	6,096,842	40,281	—	2,190,932	(598,717,873)	(596,486,660)
Modification of warrants	—	—	1,021,523	—	(1,021,523)	—
Share-based compensation	—	—	6,206,213	—	—	6,206,213
Accretion on Series A convertible redeemable preferred shares to redemption value	—	—	(4,008,032)	—	—	(4,008,032)
Accretion on Series B convertible redeemable preferred shares to redemption value	—	—	(19,970,552)	—	(15,098,774)	(35,069,326)
Accretion on Series C convertible redeemable preferred shares to redemption value	—	—	—	—	(74,328,662)	(74, 328,662)
Accretion on Series D convertible redeemable preferred shares to redemption value	—	—	—	—	(65,070,473)	(65,070,473)
Accretion on Series E convertible redeemable preferred shares to redemption value	—	—	—	—	(7,094,798)	(7,094,798)
Accretion on Class A convertible redeemable preferred shares to redemption value	—	—	—	—	(5,563,627)	(5,563,627)
Deemed contribution from preferred shareholders at extinguishment of convertible bonds	—	—	16,750,848	—	—	16,750,848
Deemed dividend to preferred shareholders at extinguishment of convertible bonds and promissory note	—	—	—	—	(44,163,640)	(44,163,640)
Net loss	—	—	—	—	(152,214,030)	(152,214,030)
Foreign currency translation adjustments	—	—	—	4,391,112	—	4,391,112
Balance as of December 31, 2013	6,096,842	40,281	—	6,582,044	(963,273,400)	(956,651,075)

EHI CAR SERVICES LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIT)

For the Years Ended December 31, 2012, 2013 and 2014

(RMB, except share data and per share data, or otherwise noted)

				Accumulated
				other		Total
	Common shares		Additional	comprehensive	Accumulated	Shareholders’
	Shares	Amount	paid-in capital	income	deficit	Equity/(deficit)
Balance as of December 31, 2013	6,096,842	40,281	—	6,582,044	(963,273,400)	(956,651,075)
Share-based compensation	—	—	12,681,141	—	—	12,681,141
Accretion on Series A convertible redeemable preferred shares to redemption value	—	—	(69,598)	—	—	(69,598)
Accretion on Series B convertible redeemable preferred shares to redemption value	—	—	(3,451,997)	—	—	(3,451,997)
Accretion on Series C convertible redeemable preferred shares to redemption value	—	—	(18,180,401)	—	(57,295,916)	(75,476,317)
Accretion on Series D convertible redeemable preferred shares to redemption value	—	—	(8,204,575)	—	(43,274,527)	(51,479,102)
Accretion on Series E convertible redeemable preferred shares to redemption value	—	—	(16,639,646)	—	(81,056,418)	(97,696,064)
Accretion on Class A convertible redeemable preferred shares to redemption value	—	—	(3,520,886)	—	(19,080,808)	(22,601,694)
Issuance of Class B common shares for restricted shares	450,000	2,775	(2,775)	—	—	—
Issuance of Class A common shares upon initial public offering, net of issuance costs	20,000,000	122,774	623,663,942	—	—	623,786,716
Issuance of Class A common shares in the private placement concurrent with initial public offering	8,333,332	51,156	306,883,789	—	—	306,934,945
Conversion of convertible redeemable preferred shares to Class B common shares upon completion of the initial public offering	77,999,069	501,620	2,677,790,668	—	—	2,678,292,288
Exercise of warrant	1,500,000	9,219	50,696,063	—	—	50,705,282
Net loss	—	—	—	—	(93,145,437)	(93,145,437)
Foreign currency translation adjustments	—	—	—	(5,437,415)	—	(5,437,415)
Balance as of December 31, 2014	114,379,243	727,825	3,621,645,725	1,144,629	(1,257,126,506)	2,366,391,673

The accompanying notes are an integral part of the consolidated financial statements.

EHI CAR SERVICES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2012, 2013 and 2014

(RMB, except share data and per share data, or otherwise noted)

	For the Years Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$ (Note 2(d))
Cash flows from operating activities:
Net loss	(175,710,088)	(152,214,030)	(93,145,437)	(15,012,319)
Adjustments to reconcile net loss to net cash provided by operating activities:
Provision for doubtful accounts	1,725,814	1,528,374	927,921	149,554
Depreciation and amortization	167,206,739	196,321,328	287,443,066	46,327,413
Amortization of convertible bonds issuance costs	972,795	486,398	—	—
Accretion of convertible bonds	36,329,859	10,716,803	—	—
Share-based compensation	6,683,456	6,206,213	12,681,141	2,043,829
Changes in operating assets and liabilities:
Accounts receivable	(20,086,149)	(13,702,004)	(48,906,044)	(7,882,224)
Prepaid expenses and other assets	(15,618,097)	(25,459,370)	(116,446,846)	(18,767,825)
Income taxes payable	2,265,726	(2,553,750)	(42,601)	(6,866)
Accounts payable	1,713,747	1,038,035	(1,066,923)	(171,957)
Accrued expenses and other current liabilities	20,636,207	(10,304,516)	1,456,009	234,665
Net cash provided by operating activities	26,120,009	12,063,481	42,900,286	6,914,270

Cash flows from investing activities:
Purchase of property and equipment	(286,617,921)	(601,126,867)	(1,327,734,145)	(213,991,900)
Purchase of intangible assets	(5,838,946)	(5,946,900)	(8,269,009)	(1,332,722)
Proceeds from disposal of property and equipment	19,498,069	60,767,542	90,345,645	14,561,075
Cash paid for cost method investment	—	—	(153,820,000)	(24,791,284)
Increase in restricted cash	—	(30,247,232)	(162,510,840)	(26,191,993)
Net cash used in investing activities	(272,958,798)	(576,553,457)	(1,561,988,349)	(251,746,824)

Cash flows from financing activities:
Proceeds from issuance of convertible redeemable preferred shares	298,832,000	624,546,000	154,338,750	24,874,891
Payment of convertible redeemable preferred shares issuance costs	(15,392,645)	(3,921,134)	(859,771)	(138,570)
Proceeds from exercise of warrants	222,558	—	50,705,282	8,172,208
Proceeds from issuance of convertible promissory notes	—	130,387,080	—	—
Payment for redemption of convertible bonds	—	(104,939,300)	—	—
Proceeds from borrowings	194,080,565	820,020,827	945,005,566	152,307,250
Repayment of borrowings	(156,016,072)	(402,959,916)	(286,620,041)	(46,194,765)
Proceeds from issuance of Class A common shares in IPO, net of issuance cost	—	—	644,443,313	103,865,408
Proceeds from issuance of Class A common shares in the private placement concurrent with IPO	—	—	306,934,945	49,468,934
Net cash provided by financing activities	321,726,406	1,063,133,557	1,813,948,044	292,355,356

EHI CAR SERVICES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

For the Years Ended December 31, 2012, 2013 and 2014

(RMB, except share data and per share data, or otherwise noted)

	For the Years Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$ (Note 2(d))
Effect of exchange rate changes on cash and cash equivalents	(62,444)	(1,363,614)	614,312	99,009
Net increase in cash and cash equivalent	74,825,173	497,279,967	295,474,293	47,621,811
Cash and cash equivalents-beginning of year	58,628,311	133,453,484	630,733,451	101,655,780
Cash and cash equivalents-end of year	133,453,484	630,733,451	926,207,744	149,277,591

Supplemental disclosure for cash flow information
Cash paid for interests	29,364,799	56,550,056	77,356,571	12,467,616
Cash paid for income taxes	871,322	3,781,895	1,954,258	314,969

Supplemental disclosure of non-cash investing and financing activities:
Sales of property and equipment included in receivables	3,424,742	4,095,005	22,715,893	3,661,137
Changes in vehicle purchase deposits	(11,131,658)	119,172,859	55,011,769	8,866,288
Conversion of convertible promissory note to Class A convertible redeemable preferred shares	—	150,824,865	—	—
Conversion of convertible bonds to Class A convertible redeemable preferred shares	—	138,811,004	—	—
Conversion of convertible redeemable preferred shares to Class B common shares	—	—	2,678,292,288	431,662,361
Accrued listing expenses	—	—	20,656,597	3,329,239

The accompanying notes are an integral part of the consolidated financial statements.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In Renminbi, except share and per share data, unless otherwise stated)

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

On August 3, 2007, eHi Car Services Limited (the “Company”), formerly known as Prudent Choice Limited or eHi Auto Services Limited, was incorporated in the Cayman Islands by Ray Ruiping Zhang (the “Founder”). The Company, through its subsidiaries, provides car rentals and car services to corporate and individual customers in the People’s Republic of China (“PRC”). The Company and its subsidiaries began offering services in 2006 through Shanghai eHi Business Co., Ltd. (“eHi Business”), which was incorporated on January 11, 2006. The Company’s business initially focused on providing car services to premium corporate clients. In May 2008, the Company began to provide car rentals to individual customers.

To further expand the Company’s Internet and mobile services, the Company entered into a series of contractual arrangements in March 2014 with its PRC incorporated variable interest entity (‘‘VIE’’) Shanghai eHi Information Technology Service Co., Ltd., or eHi Information, and its shareholders. eHi Information currently does not have any operation and the Company does not expect eHi Information to contribute a material portion of its net revenues and operations in the foreseeable future.

As of December 31, 2014, the Company’s principal subsidiaries are as follows:

	Percentage of ownership	Date of incorporation/ acquisition	Place of incorporation
Shuzhi Information Technology (Shanghai) Co., Ltd. (“Shuzhi”)	100%	March 21, 2008	PRC
Shanghai eHi Car Rental Co., Ltd. (“eHi Rental”)	100%	March 10, 2008	PRC
Beijing eHi Car Rental Co., Ltd. (subsidiary of eHi Rental)	100%	August 20, 2008	PRC
Chongqing eHi Car Rental Co., Ltd. (subsidiary of eHi Rental)	100%	December 5, 2009	PRC
eHi Auto Services (Hong Kong) Holding Limited (“eHi Hong Kong”)	100%	September 24, 2010	Hong Kong
Shanghai Smart Brand Auto Driving Services Co., Ltd. (“Shanghai Smart Brand”, subsidiary of Shuzhi)	100%	April 13, 2011	PRC
eHi Auto Services (Jiangsu) Co., Ltd. (subsidiary of eHi Hong Kong)	100%	December 23, 2011	PRC
Shanghai eHi Chengshan Car Rental Co., Ltd. (subsidiary of eHi Rental)	100%	August 16, 2012	PRC
L&L Financial Leasing Holding Limited	100%	October 17, 2013	Hong Kong
Shanghai Taihao Financial Leasing Holding Limited	100%	January 7, 2014	PRC
Elite Plus Developments Limited (British Virgin Islands) (“Elite Plus”)	100%	March 11, 2014	British Virgin Islands
Shanghai eHi Information Technology Service Co., Ltd. (“eHi Information”)	100%	March 13, 2014	PRC

On November 18, 2014, the Company completed its initial public offering (“IPO”) and became listed on the New York Stock Exchange by issuing 10,000,000 American Depositary Shares (“ADSs”) at the price of US$12.00 per ADS for a total gross proceeds of US$120 million. Each ADS represents two Class A common shares. The Company issued an additional 8,333,332 Class A common shares in a private placement concurrent with the IPO, at the price of $6.00 per Class A common share for a total proceeds of US$50 million.  Upon the completion of the IPO, all of the Company’s 77,999,069 then-outstanding preferred shares and 6,096,842 then-outstanding common shares were immediately converted into and/or re-designated as Class B common shares.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)            Basis of presentation

The consolidated financial statements of the Company, its subsidiaries and the VIE are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b)            Principles of consolidation

The consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP. The consolidated financial statements include the consolidated financial statements of the Company, its subsidiaries and the VIE for which the Company is the ultimate primary beneficiary. Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries and the VIE have been eliminated upon consolidation.

(c)             Use of estimates

                        The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for doubtful accounts, costs related to customer loyalty programs, useful lives and residual values of vehicles, impairment of intangibles and long-lived assets, valuation allowance for deferred tax assets, valuation of share-based awards and forfeiture rates, assumptions used in determining the fair value of the warrants, and beneficial conversion features.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)            Foreign currency and foreign currency translation

The Company uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated outside of PRC is the United States dollar (“US$”), while the functional currency of the PRC entities is RMB as determined based on the criteria of ASC 830, Foreign Currency Matters.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. The resulting exchange differences are included in the consolidated statements of comprehensive loss as general and administrative expenses.

Assets and liabilities of the Company and its subsidiaries incorporated outside of PRC are translated into RMB at fiscal year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the fiscal year. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income or loss in the consolidated statements of changes in shareholders’ equity/(deficit).

The unaudited United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the rate of US$1.00 = RMB6.2046 on December 31, 2014, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(e)             Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalents and accounts receivable.

The Company deposits its cash and cash equivalents with financial institutions located in jurisdictions where the subsidiaries are located. The Company believes that no significant credit risk exists as these banks are principally government-owned financial institutions with high credit quality.

When providing services, the Company generally requires individual customers to make advance payments, or a deposit from the corporate clients before the services are rendered. Accounts receivable primarily represents those receivables derived in the ordinary course of business in relation to corporate clients. The Company offers payment term in the range of 45 — 60 days to all corporate clients. Substantially all revenue was derived from customers located in China.

No single customer accounted for more than 10% of the Company’s consolidated accounts receivable as of December 31, 2013 and 2014, nor for more than 10% of the Company’s consolidated net revenues in any of the periods presented either.

(f)              Cash and cash equivalents

Cash and cash equivalents consist of cash in banks, which are unrestricted as to withdrawal or use.

(g)            Restricted cash

Restricted cash includes cash and cash equivalents that are not readily available for the Company’s normal disbursements. Restricted cash and cash equivalents are primarily related to cash deposits with banks and financial institutions required as part of the Company’s  short-term borrowing arrangements (Note 7).

(h)        Investments

For investments where the Company does not have a controlling financial interest, the Company evaluates if they are investments in debt and equity securities and if they provide the Company with the ability to exercise significant influence over the operating and financial policies of the investees. Investments in debt and equity securities are classified into one of three categories: (i) ‘‘held to maturity’’ which are reported at amortized cost; (ii) ‘‘trading securities’’ which are reported at fair value with unrealized holding gains and losses recorded in earnings; and (iii) ‘‘available for sale’’ which are reported at fair value with changes in unrealized gains and losses recorded in other comprehensive income. The equity method is used for investments where the Company does not have a controlling financial interest but has the ability to exercise significant influence over the operating and financial policies of the investee. Cost method is used for investments where the Company does not have the ability to exercise significant influence over the operating and financial policies of the investee.

Investments are evaluated for impairment when facts or circumstances indicate that the fair value of an investment is less than its carrying value. The Company reviews several factors to determine whether a loss is other-than-temporary including, but not limited to, (1) nature of the investment; (2) cause and duration of the impairment; (3) extent to which fair value is less than cost; (4) current economic and market conditions; and (5) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)           Accounts receivable, net of allowance for doubtful accounts

Accounts receivable mainly consist of amounts due from the Company’s corporate clients, which are recognized and carried at the original invoice amount less an allowance for doubtful accounts. The Company performs ongoing credit evaluation of its customers, and assesses allowance for doubtful accounts based upon expected collectability based on the age of the receivables and factors surrounding the credit risk of specific customers.

(j)           Property and equipment, net

Property and equipment is stated at cost, less accumulated depreciation and impairment. Initial cost is comprised of the purchase price, plus any costs directly attributable to bringing the property and equipment to the location and condition necessary for its intended use. Depreciation of property and equipment is calculated on a straight-line basis, after consideration of expected useful lives and estimates of residual values. The Company begins depreciating vehicles when they are ready for their intended use. The estimated useful lives of these assets are generally as follows:

Vehicles	3-4 years
In-car equipment	3 years
Office furniture and equipment	5 years
Software	3 - 5 years
Leasehold improvements	Over the shorter of the lease term or the estimated useful life of the asset 1-5 years

Construction in progress represents offices under construction and newly acquired vehicles which are not yet been placed in service. Construction in progress is transferred to property and equipment and depreciation commences when the asset is ready for its intended use.

Vehicles

A vehicle is considered ready for its intended use generally when the license plate for the vehicle is obtained, the vehicle is insured, and when GPS tracking devices is installed. Expenditures for repairs and maintenance of vehicles are expensed as incurred. The Company expects to hold its vehicles generally for a period of approximately three to four years before their disposal, except for vehicles subject to the repurchase programs, which have a holding period typically ranges from 12 to 24 months. The estimated residual value of vehicles which are not subject to the repurchase programs were typically made based on the current market price for used vehicles obtained from used vehicles dealers or the used car market of similar models.

The Company monitors accounting estimates relating to vehicles on a quarterly basis, including the depreciation rates and estimated residual value of vehicles. Changes made to estimates are reflected in vehicle-related depreciation expense on a prospective basis. In addition, depreciation expenses associated with vehicles subject to the repurchase programs are recorded based on the contractual repurchase prices and holding periods, and are adjusted if the repurchase conditions of such vehicles are not met. Gain or loss on disposal of vehicles is recognized as an adjustment to depreciation expense as part of vehicle operating expenses in the consolidated statements of comprehensive loss. The Company recorded losses of RMB4,602,078, RMB9,117,467 and RMB516,550 on disposal of vehicles for the years ended December 31, 2012, 2013 and 2014, respectively. The Company adjusts the net carrying value of vehicles to zero if the vehicle cannot be tracked via the installed GPS system for more than six months and cannot be otherwise located, as the Company believes that the chance of recovering the vehicle in such circumstances is remote, and such loss is recorded in the consolidated statements of comprehensive loss as vehicle operating expenses.

(k)            Intangible assets

Intangible assets are substantially comprised of car rental operating licenses and vehicle license plates acquired from third parties and local administration authorities of which the gross carrying value totaled RMB29,977,317 and RMB38,246,326 as of December 31, 2013 and 2014, respectively.

The car rental operating licenses are originally assigned a fixed operating period, which can be extended upon expiration without significant additional cost. The Company also believes that there is no significant risk involved in the car rental operating license renewal process. Further, there are no legal, regulatory, or contractual provisions of which the Company is aware that may limit the useful life of such licenses. As such, the Company considers such car rental operating licenses to be indefinite-lived and carries them at cost less any subsequent impairment losses. Vehicle license plates do not expire and require no renewal. Therefore, they are similarly considered to be indefinite-lived and are carried at cost less any subsequent accumulated impairment losses.

(l)               Impairment of intangible assets and long-lived assets

The Company evaluates the intangible assets and long-lived assets for impairment whenever events or changes in circumstances indicate that the assets might be impaired. For long-lived assets, when these events occur, the Company evaluates the impairment by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition.  For indefinite lived assets, the impairment test consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, which is generally determined using the income approach, market approach, or a combination thereof, an impairment loss is recognized. No impairment charges were recognized for the years ended December 31, 2012, 2013, and 2014.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(m)        Deposits and advances from customers

Customer deposits:

The Company collects deposits from corporate clients upon entering into negotiated contracts, and such amount is refundable at the end of the contract period provided no contract violations are noted. For individual customers, the Company collects additional amounts from them upon return of the rental vehicle based on the estimated repair and other relevant costs. In situations where the contract is violated or damage is caused to the vehicle, customer deposits received is used to offset expenses incurred in the period such incidents occur, and the excess amount is returned to customers. The customer deposits are classified as accrued expenses and other current liabilities on the consolidated balance sheets. The Company records a loss on the consolidated statements of comprehensive loss if expenses incurred for repair exceeds the customer deposit amounts.

Advances from customers:

Individual customers pay in advance prior to the rental vehicle pick-up. Payments received from customers are initially recorded as advances from customers and are recognized as revenues when revenue recognition criteria are met.

(n)            Revenue recognition

Revenue from car rentals and car services are generally recognized over the rental period. Revenue from the sale of gasoline is recognized when the vehicle is returned and is based on the actual volume of gasoline consumed or a contracted fee paid by the customer. For car rentals, payments are generally collected from customers in advance, and are recorded as advances from customers in the consolidated balance sheets until the revenue recognition criteria are met. Customers who purchase car services are generally on credit terms, and the initial credit evaluation is conducted before customer credits are extended. Revenue is recognized when collectability is reasonably assured and all other revenue recognition criteria are met.

Occasionally, the Company engages contracted service providers in offering car services to its customers where the Company currently does not provide such services in certain cities or such services exceed the Company’s existing capacity. The end customers sign service contracts directly with the Company in such arrangement and the Company is the party who is responsible for customers’ acceptance for services rendered. In case of customer disputes, the Company resolves customer complaints and is solely responsible for refunding customers their payments. Therefore, the Company is considered the primary obligor in the transaction. The Company also determines the service fee and bears the credit risk. As a result, the Company recognizes this revenue under this arrangement on a gross basis.

In the accompanying consolidated statements of comprehensive loss, revenue is presented net of business tax, VAT and other related surcharges. Vehicle operating expenses associated with car rentals and car services have not been presented separately as the Company cannot reasonably and reliably estimate and allocate expenses to each of the revenue streams.

(o)            Customer loyalty program

The Company has a customer loyalty program where registered members earn points upon eligible purchases and such points can be redeemed for free rental periods, mileage upgrades, and other free gifts.  The Company estimates the incremental costs associated with the Company’s future obligation to its customers, and records them as selling and marketing expense in the consolidated statements of comprehensive loss.  Unredeemed membership points are recorded in accrued expenses and other current liabilities in the consolidated balance sheets.  The Company adjusts the liability associated with the customer loyalty program based on the Company’s estimate of future redemption of membership points prior to their expiration, which is three calendar years from the day the membership points are awarded. As of December 31, 2013 and 2014, the accrued liabilities associated with the customer loyalty program were RMB3,074,703 and RMB3,740,948, respectively.

(p)            Advertising costs

The Company expenses advertising costs as incurred. Total advertising expenses were RMB23,616,338, RMB24,793,826 and RMB16,104,661 for the years ended December 31, 2012, 2013 and 2014, respectively, and were recorded in selling and marketing expenses in the consolidated statements of comprehensive loss.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(q)            Taxation

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be received or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of operations in the period of the enactment of the change. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.

The Company considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Company has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected for a company operating in the car rental industry.

The Company recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the Company initially and subsequently measures the tax benefit as the largest amount that the Company judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Company’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Company’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Company classify interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense.

(r)             Government grants and subsidy income

The Company receives government grants and subsidies in the PRC from various levels of local governments from time to time which are granted for general corporate purposes and to support its ongoing operations in the region. The Company is also entitled to receive financial subsidies in relation to the VAT Pilot Program as discussed in Note 9. These government subsidies are recorded as other operating income on the consolidated statement of comprehensive loss in the period cash is received.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(s)              Fair value measurements

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The three levels of inputs that may be used to measure fair value include:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable, accounts payable, advance from customers, certain accrued expenses and other current liabilities, and short-term and long-term borrowings. The carrying amounts of the short-term financial instruments excluding short-term borrowings approximate their fair values due to the short-term maturity of these instruments. The carrying amount of short-term and long-term borrowings approximate their fair values as of December 31, 2013 and 2014 as the interest rates they bear reflect the current quoted market yield for comparable borrowings (Level 2 inputs).

(t)           Warrants

The Company recorded common and convertible preferred share warrants issued to investors in accordance with their classification. Warrants classified as liabilities are initially recorded at fair value with gains and losses arising from changes in fair value recognized in the consolidated statements of comprehensive loss during the periods in which such instruments are outstanding. Warrants classified as equity are initially recorded at fair value and subsequent changes in fair value are not recognized as long as the warrants continue to be classified as equity.

If warrants are subsequently modified through an amendment, the Company assesses its impact on classification and measurement. For equity-classified instruments issued to preferred share investors that remain equity-classified after the modification, the Company recognizes in retained earnings (or paid-in-capital in the absence of retained earnings) the changes in the fair value of the instrument before and after the modification. The Company’s equity-classified warrants were modified in 2013 as disclosed in Note 13.

(u)            Vehicle purchase deposits

The Company purchases vehicles through car dealers and makes advance payments in the ordinary course of business before title of vehicles are transferred to the Company. As the advance payments will be converted into property and equipment, which is a non-current asset, vehicle purchase deposits are accordingly classified as non-current assets on the consolidated balance sheets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(v)            Share-based compensation

The Company recognizes share-based compensation based on the grant date fair value of equity awards, with compensation expense recognized over the period in which the grantee is required to provide services to the Company in exchange for the equity award. Share-based compensation expense is classified in the consolidated statements of comprehensive loss based upon the job function of the grantee. For the years ended December 31, 2012, 2013 and 2014, the Company recognized share-based compensation expense of RMB6,683,456, RMB6,206,213 and RMB12,681,141, respectively, as follows:

	For the year ended December 31,
	2012	2013	2014
Vehicle operating expenses	80,631	28,544	133,801
Selling and marketing expense	34,815	8,573	489,831
General and administration expenses	6,568,010	6,169,096	12,057,509
Total	6,683,456	6,206,213	12,681,141

(w)          Debt issuance cost

The Company incurs costs in connection with debt issuance, such as legal and accounting fees. Debt issuance costs are initially recorded as prepaid expense and other current assets on the consolidated balance sheets, and are amortized to interest expense over the term of the respective borrowings using the effective interest method.

(x)            Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to common shareholders by the weighted average number of common shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between common shares and other participating securities based on their participating rights. Net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the losses. Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to common shareholders by the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares consist of shares issuable upon the conversion of the preferred shares using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Common equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

(y)            Segment reporting

In accordance with ASC 280, Segment Reporting, the Company’s chief operating decision maker, the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Company as a whole and hence, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. The Company’s long-lived assets are substantially all located in the PRC and substantially all of the Company’s revenues are derived from within the PRC, Therefore, no geographical segments are presented.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(z)             Recently issued accounting standards

In May 2014, the FASB and International Accounting Standards Board (“IASB”) issued their converged standard on revenue recognition. The objective of the revenue standard ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The revenue standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. For public companies, the revenue standard is effective for the first interim period within annual reporting periods beginning after December 15, 2016 and early adoption is not permitted. The Company is in the process of evaluating the impact of adopting this guidance.

In February 2015, the FASB issued ASU No.2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis (ASU 2015-02)”. ASU 2015-02 focuses on the consolidation evaluation for reporting organizations that are required to evaluate whether they should consolidate certain legal entities. The ASU simplifies consolidation accounting by reducing the number of consolidation models from four to two. In addition, the new standard simplifies the FASB Accounting Standards Codification and improves current guidance by: (i) placing more emphasis on risk of loss when determining a controlling financial interest; (ii) reducing the frequency of the application of related-party guidance when determining a controlling financial interest in a VIE; (iii) changing consolidation conclusion for public and private companies in several industries that typically make use of limited partnerships or VIEs. The ASU will be effective for periods beginning after December 15, 2015, for public companies. Early adoption is permitted, including adoption in an interim period. The Company is in the process of evaluating the impact of adopting this guidance.

In April 2015, the FASB issued ASU No. 2015-03, “Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs”, which requires debt issuance costs to be presented in the balance sheet as a direct deduction from the associated debt liability. For public business entities, the standard is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The new guidance will be applied on a retrospective basis and early adoption is permitted.  The Company is in the process of evaluating the impact of adopting this guidance.

3. ALLOWANCE FOR DOUBTFUL ACCOUNTS

Allowance for doubtful accounts are primarily comprised of allowances for accounts receivable. An analysis of allowance for doubtful accounts for the years ended December 31, 2013 and 2014 is as follows:

	For the year ended December 31
	2013	2014
Balance, beginning of the year	3,513,353	5,041,727
Provision for doubtful accounts	1,528,374	927,921
Balance, end of the year	5,041,727	5,969,648

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2013	2014
Prepaid insurance expense	36,726,579	62,841,073
Staff advance	9,375,763	8,884,810
Rental deposits	4,709,220	6,566,555
Prepaid gasoline and repair supplies	6,848,754	9,966,963
Receivable from disposal of vehicles	4,095,005	22,715,893
Value-added taxes deductible	5,187,218	56,202,330
Prepaid rental expense	2,582,377	6,096,504
Others	9,328,183	22,331,605
	78,853,099	195,605,733

5. INVESTMENTS

In April 2014, the Company acquired series B preferred shares of Travice Inc., a private company which developed and operates Kuaidi mobile taxi and car calling service provider. The series B preferred shares acquired represented 8.4% of the then outstanding share capital of Travice Inc. Concurrently, Travice Inc. also issued warrants to the Company to purchase additional 4,684,074 series C preferred shares of Travice Inc. The total consideration given for series B preferred shares and warrants was US$25,000,000. The series B preferred shares are not in substance common stock. Cost method was applied to account for the investments as they are equity investments that are not considered as debt or equity securities that have readily determinable fair values. Furthermore, the warrants to purchase series C preferred shares do not meet the definition of a derivative as the contractual terms do not provide for net settlement and the underlying shares are an investment in a private company. For the year ended December 31, 2014, there was no impairment recorded for such investments.

6. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of December 31,
	2013	2014
Vehicles	1,318,007,461	2,216,642,350
In-car equipment	21,344,112	22,997,471
Leasehold improvement	6,981,902	15,820,487
Software	9,406,495	10,498,693
Office furniture and equipment	15,287,077	19,882,685

Property and equipment subject to depreciation	1,371,027,047	2,285,841,686
Less: accumulated depreciation	(377,095,835)	(539,148,608)

Subtotal	993,931,212	1,746,693,078
Construction in progress	68,399,823	193,354,521
Property and equipment, net	1,062,331,035	1,940,047,599

The Company recorded depreciation expense relating to vehicles and in-car equipment of RMB165,198,848, RMB190,462,987 and RMB277,336,281 for the years ended December 31, 2012, 2013 and 2014, respectively, as the vehicle operating expenses in the consolidated statements of comprehensive loss. Depreciation expense of other property and equipment totaled RMB2,007,891, RMB5,858,341 and RMB10,106,785 for the years ended December 31, 2012, 2013 and 2014, respectively, were recorded in the consolidated statements of comprehensive loss as operating expenses.

As of December 31, 2013 and 2014, vehicles and in-car equipment with a total initial cost of RMB523,916,545 and RMB726,565,969, respectively, were used as a collateral in relation to certain long-term borrowing arrangements as disclosed in Note 7.

7. BORROWINGS

	As of December 31,
	2013	2014

Short-term borrowings	109,157,440	300,397,309
Long-term borrowings, current portion	110,482,981	240,122,039
Subtotal	219,640,421	540,519,348
Long-term borrowings, non-current portion	375,726,271	713,232,869
Total	595,366,692	1,253,752,217

Short-term borrowings

	As of December 31,
	2013	2014

Notes payable	84,157,440	—
Short-term bank borrowings guaranteed by a guarantee agent	25,000,000	—
Short-term bank borrowings guaranteed by the Founder, Ray Ruiping Zhang	—	50,000,000
Short-term bank borrowings	—	250,397,309
Total short-term bank borrowings	109,157,440	300,397,309

Notes payable

The Company is required to maintain a certain balance of cash deposit in designated bank accounts for the notes payable outstanding as of December 31, 2013. Such required cash deposit of RMB30,247,232 was classified as restricted cash on the consolidated balance sheet. The notes payables were fully repaid during the year ended December 31, 2014.

Short-term bank borrowings guaranteed by a guarantee agent

In December 2013, the Company entered into a short-term loan agreement with a bank for an aggregate principal amount of RMB25,000,000. As of December 31, 2013, the principal amount outstanding under this agreement was RMB25,000,000 with interest rate of 6.90% per annum. The borrowing was repaid during the year ended December 31, 2014.

Short-term bank borrowings guaranteed by the Founder, Ray Ruiping Zhang

In January and February 2014, the Company entered into three short-term loan agreements with a bank for an aggregate principal amount of RMB50,000,000. As of December 31, 2014, the principal amounts outstanding under these agreements totalled RMB50,000,000, with interest rate of 6.60% per annum. These short-term borrowings are guaranteed by the Founder of the Company, Ray Ruiping Zhang.

Short-term bank borrowings

In January 2014, the Company entered into a short-term loan facility agreement with a bank for which a total loan facility up to RMB150,000,000 was made available to the Company. As of December 31, 2014, this principal amount outstanding under this agreement was RMB82,000,000, with interest rate of 6.6% per annum. In conjunction with the loan facility agreement, the Company is also required to maintain a certain balance of cash deposit in designated bank accounts for the period the bank borrowing is outstanding. Such required cash deposit of RMB88,258,072 was classified as restricted cash on the consolidated balance sheets as of December 31, 2014.

In September 2014, the Company entered into a short-term loan facility agreement with a bank for which a total loan facility up to RMB43,000,000 was made available to the Company. As of December 31, 2014, the principal amount outstanding under this agreement was RMB38,397,309, with interest rate of 6.6% per annum.

In December 2014, the Company entered into a short-term loan facility agreement with a bank for which a total loan facility up to RMB200,000,000 was made available to the Company. As of December 31, 2014, this principal amount outstanding under this agreement was RMB100,000,000, with interest rate of 2.885% per annum. In conjunction with the loan facility agreement, the Company is also required to maintain a certain balance of cash deposit in designated bank accounts for the period the bank borrowing is outstanding. Such required cash deposit of RMB104,500,000 was classified as restricted cash on the consolidated balance sheets as of December 31, 2014.

In December 2014, the Company entered into a short-term loan agreement with a bank for an aggregate principal amount of RMB30,000,000. As of December 31, 2014, the principal amount outstanding under this agreement was RMB30,000,000, with interest rate of 5.936% per annum.

The weighted average interest rate on short-term bank borrowings was 6.38% and 6.58% for the years ended December 31, 2013 and December 31, 2014, respectively.

7. BORROWINGS (continued)

Long-term borrowing:

	As of December 31,
	2013	2014

Long-term bank borrowing guaranteed by a guarantee agent	40,000,000	56,000,000
Long-term borrowings collateralized by vehicles	446,209,252	579,909,183
Long-term bank borrowings collateralized by receivables	—	317,445,725
Total long-term borrowings	486,209,252	953,354,908

Long-term bank borrowing guaranteed by a third-party guarantee agent

In 2013, the Company entered into a long-term loan facility agreement with a bank for which a total loan facility up to RMB80,000,000 was made available to the Company. As of December 31, 2013 and December 31, 2014, the principal amounts outstanding under this agreement were RMB40,000,000, and RMB56,000,000, respectively, with interest rate of 6.77% per annum. The principal and interest are payable quarterly over three years. The loan was guaranteed by a third-party guarantee agent, and the Company pledged 20.73% and 13.47% of a consolidated subsidiary’s equity interest to the third-party guarantee agent as collateral of the long-term bank borrowing arrangement as of December 31, 2013 and 2014, respectively. Equity interests pledged represented 10.30% and 5.51% of the Company’s consolidated net assets as of December 31, 2013 and December 31, 2014, respectively.

Long-term borrowings collateralized by vehicles

From 2011 to 2012, in connection with purchase of vehicles, the Company entered into four long-term borrowing agreements with an automobile financing company for an aggregate principal amount of RMB23,148,510. The principal and interest are payable monthly over three years and bear interest rates in the range of 10.2% and 10.5% per annum. The loans were collateralized by vehicles with an aggregate initial cost of RMB35,784,456. As of December 31, 2013, principal amounts outstanding under these agreements were RMB6,268,988. The borrowings were repaid in the year ended December 31, 2014.

In 2013 and 2014, in connection with purchase of vehicles, the Company entered into borrowing agreements with several third-party financing companies for an aggregate principal amount of RMB446,366,880. Principal and interest are payable monthly over three years and bear interest of 8.6%-13% per annum. These borrowings were collateralized by vehicles and in-car equipment with an aggregate initial cost of RMB386,339,169, and RMB429,273,049 as of December 31, 2013 and 2014, respectively. As of December 31, 2013, and 2014, total principal amounts outstanding under these agreements were RMB339,745,323, and RMB284,879,633 , respectively.

In 2013 and 2014, the Company entered into two long-term borrowing agreements with a third party financing company for purchase of certain vehicles. Principals are payable at the end of the borrowing term, which were three years from the contract date, and interests are payable quarterly over the term of the borrowing arrangement. These loans were collateralized by vehicles with an aggregate initial cost of RMB101,792,920 and RMB297,292,920, as of December 31, 2013 and 2014, respectively. Additionally, the Company pledged 100% of a consolidated subsidiary’s equity interest to the third-party financing company. As of December 31, 2013 and 2014, total principal amounts outstanding under these agreements were RMB100,194,941, and RMB295,029,550, respectively, with an interest rate of 11.00% per annum. Equity interests pledged represented 1.33% of the Company’s consolidated net assets as of December 31, 2014.

Long-term bank borrowings collateralized by receivables

In September and December 2014, in connection with purchase of vehicles, the Company entered into five long-term loan agreements with a bank. As of December 31, 2014, the principal amounts outstanding under these agreements were RMB174,318,690. The loans bear interest rates which range from 6.6% to 6.77% per annum and the interest rates are adjusted annually based on the published People’s Bank of China interest rate with equivalent terms. The principal and interest are payable monthly over three years. This long-term bank borrowing is pledged with the receivable due from the Company’s wholly-owned subsidiary.

In September 2014, in connection with purchase of vehicles, the Company entered into a long-term loan facility agreement with a bank for which the total loan facility up to RMB155,000,000 was made available to the Company. As of December 31, 2014, the principal amounts outstanding under this agreement were RMB143,127,035, respectively, with interest rate of 6.72% per annum. The principal and interest are payable monthly over three years. This long-term bank borrowing is pledged with the receivable due from the Company’s wholly-owned subsidiary.

The undrawn loan facilities available to the Company totalled RMB175,237,916 as of December 31, 2014.

The Company’s short-term and long-term borrowing arrangements include certain restrictive covenants that, among other things, limit the Company’s ability to incur additional indebtedness or create new mortgages or charges, request the Company to maintain its shareholding structure, rental rate and make timely reports. Certain borrowing covenants also post restrictions on the use of proceeds and asset sales, and require the Company to provide notice or obtain consent for significant corporate events. The Company’s borrowing agreements contain restrictions on the Company’s ability to transfer cash between the Company’s subsidiaries. As a result of these restrictions, although the Company’s overall liquidity may be sufficient to satisfy the Company’s obligations, the Company may be limited by covenants in some of the Company’s borrowing agreements from transferring cash to other subsidiaries that might require funds. In addition, cross default provisions in the Company’s other indebtedness may be triggered if the Company defaults on any of these debt agreements. The Company did not violate any financial covenants during the years ended December 31, 2013 and 2014.

Future principal maturities of long-term borrowings as of December 31, 2014 are as follows:

Years Ended December 31,	Amount (RMB)
2015	240,122,039
2016	345,392,063
2017	336,041,684
2018	31,551,204
2019	247,918
Total	953,354,908

8. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2013	2014

Customer deposits	16,413,804	25,159,835
Advance from customers	20,242,845	17,397,603
Accrued employee payroll and welfare	25,661,622	36,356,667
Accrued advertising expense	6,720,290	2,073,493
Accrued professional service fees	2,320,000	20,606,759
Accrued liability related to customer loyalty program	3,074,703	3,740,948
Others	30,709,537	22,577,728
Total	105,142,801	127,913,033

9. TAXATION

(a) Transition from PRC business tax to PRC VAT

The VAT Pilot Program for transition from business tax to VAT for certain services revenues was launched in Shanghai on January 1, 2012. Since August 1, 2012, the VAT Pilot Program was expanded to and completed in other regions, including Beijing, Tianjin, Jiangsu, Zhejiang, Anhui, Fujian, Hubei, Guangdong, Xiamen and Shenzhen, and the VAT Pilot Program was further expanded to nationwide as of August 1, 2013. Prior to the VAT Pilot Program, the Company and its subsidiaries was subject to 5% business tax for revenues from car rental service and designated driving service. After the launch of the VAT Pilot Program, the Company is subject to 17% VAT for the revenues from car rental service and 11% VAT for the revenues from designated driving service, respectively. Furthermore, a 3% simplified VAT rate is applied for car rental services in Shanghai and Beijing if the rented car was purchased and registered with local tax authorities in Shanghai before January 1, 2012 and in Beijing before September 1, 2012.

The VAT input, generated from purchase of vehicles and other property and equipment, and certain business tax paid by the branches and subsidiaries can be used to deduct the VAT payable relating to taxable revenues.

In February 2012, relevant local government authorities in Shanghai issued a notice which provided a temporary financial subsidy for companies incorporated in Shanghai which are subject to higher tax burden due to the VAT Pilot Program. The notice did not specify the duration of such financial subsidy program nor the timing of subsidy remittance. The Company accounts for such government subsidy as other operating income upon cash receipt.

9. TAXATION (continued)

(b) Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% since January 1, 2010. The operation in Hong Kong has incurred net accumulated operating losses for income tax purposes and no income tax provisions are recorded for the period presented.

PRC

On March 16, 2007, the National People’s Congress of the PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FlEs”) and domestic companies would be subject to EIT at a uniform rate of 25%. The EIT law became effective on January 1, 2008.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Company does not believe that it is likely that its entities registered outside of the PRC should be considered as resident enterprises for PRC tax purposes.

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between the mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. All FIEs are subject to the withholding tax from January 1, 2008. Under U.S. GAAP, undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. The presumption may be overcome if the Company has sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely. The Company did not record any dividend withholding tax, as it has no retained earnings for any of the periods presented .

9. TAXATION (continued)

(b) Income Taxes (continued)

Reconciliation of the differences between statutory tax rate and the effective tax rate

As the Company had net operating losses for the years ended December 31, 2013 and 2014, it has not incurred any PRC income taxes for those periods, with the exception of two and seven operating entities in the PRC which incurred income tax expenses in 2013 and 2014, respectively.

The following table sets forth reconciliation between the statutory CIT rate and the effective tax rate:

	For the Years Ended
	December 31,
	2012	2013	2014
Statutory income tax rate	25%	25%	25%
Permanent differences	(4)%	(7)%	2%
Different tax rates in other jurisdictions	(9)%	(5)%	(4)%
Change in valuation allowance	(15)%	(14)%	(25)%
Effective tax rate	(3)%	(1)%	(2)%

Deferred tax assets

The following table sets forth the significant components of the deferred tax assets:

	As of December 31,
	2013	2014
Current
Deferred tax assets:
Accrued payroll and other expenses	12,554,436	13,204,105
Allowance for doubtful accounts	1,260,432	1,492,412
Less: valuation allowance	(13,814,868)	(14,696,517)
Total current deferred tax assets, net	—	—

Non-current
Deferred tax assets:
Net operating loss carry forwards	42,445,648	61,470,932
Temporary difference on property and equipment	9,888,250	13,529,678
Less: valuation allowance	(52,333,898)	(75,000,610)
Total non-current deferred tax assets, net	—	—
Total deferred tax assets, net	—	—

9. TAXATION (continued)

(b) Income Taxes (continued)

Movement of valuation allowance

	As of December 31,
	2012	2013	2014
Current
Balance at beginning of the period	8,384,821	10,467,945	13,814,868
Current period addition	2,083,124	3,346,923	881,649
Balance at the end of the period	10,467,945	13,814,868	14,696,517

Non-current
Balance at beginning of the period	11,148,212	34,073,011	52,333,898
Current period addition	22,924,799	18,260,887	22,666,712
Balance at the end of the period	34,073,011	52,333,898	75,000,610

As of December 31, 2014, the Company had net operating loss carryforwards of approximately RMB247,865,012 which arose from the subsidiaries. The carryforward period for net operating losses under the EIT law is five years for the PRC subsidiaries. The net operating loss carryforwards will expire in varying amounts between 2015 to 2019 if not utilized. Other than the expiration, there are no other limitations or restrictions upon the Company’s ability to use these operating loss carryforwards.

A valuation allowance is provided against deferred tax assets when the Company determines that it is more likely than not that the deferred tax assets will not be utilized in the future or before their expiration. In making such determination, the Company evaluates a variety of factors including the Company’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

The Company has incurred accumulated net operating losses for income tax purposes since its inception. The Company believes that it is more likely than not that these accumulated net operating losses and other deferred tax assets will not be utilized in the future. Therefore, the Company has provided full valuation allowances for the deferred tax assets as of December 31, 2013 and 2014. Interest and penalties related to income tax matters, if any, are included in provision for income taxes.

Uncertain tax positions

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2013 and 2014, the Company did not have any significant unrecognized uncertain tax positions.

10. CONVERTIBLE BONDS

On May 6, 2011, the Company issued convertible promissory notes with a principal amount of RMB45,551,800 (US$7,000,000) to two investors (the “2011 Notes”). On June 10, 2011, the Company issued a RMB227,155,436 (US$35,000,000) convertible bonds (“CB”) due in June 2013, for cash of RMB181,603,636 (US$28,000,000) and the conversion of previously issued 2011 Notes to both existing shareholders and new investors. The CB is guaranteed by the Founder, Ray Ruiping Zhang, and bears cash interest at 8% per annum which is payable annually.

Redemption

The CB is redeemable in the event of default or at maturity at an amount equal to the sum of (i) the subscription price, (ii) cash interest payment accrued and outstanding, and (iii) an amount equal to an internal return rate of 15% per annum less interest previously paid and interest accrued and outstanding (“Redemption Amount”). An event of default includes, among other things, the failure to pay principal or interest when due, failure to comply with certain non-financial covenants or any payment default on Group indebtedness in excess of US$2,000,000. In addition, in the event of a winding up or liquidation of the Company, the CB holders are paid, in preference to holders of Preferred Shareholders and common shareholders, an amount equal to the Redemption Amount.

10. CONVERTIBLE BONDS (continued)

Conversion

The CB outstanding principal plus accrued and unpaid interest is convertible into common shares at any time during the conversion period of two years at a price of (i) US$4.67 if the conversion occurs within 12 months, and (ii) US$3.89 if conversion occurs between 12 to 24 months. The conversion price is subject to adjustment in the event of merger or similar event, stock split, consolidation or issuance of common shares at a price per share less than the conversion price in effect on the date of, or immediately prior to, such issuance, in which case the conversion price shall be reduced concurrently to the subscription price of such issuance. The CB automatically converts in full immediately prior to the time on which listing and trading of the shares of the Issuer commences pursuant to a qualified initial public offering meeting certain specified criteria in the CB agreements.

The issuance of a portion of the CB represents an extinguishment of the 2011 Notes, as the difference between the fair value of the embedded conversion option under the 2011 Notes and the embedded conversion option under the CB was greater than 10% of the carrying value of the 2011 Notes at the exchange date. As such, the Company recorded the portion of the CB related to the extinguishment of the 2011 Notes of RMB45,551,800 (US$7,000,000) at its fair value of RMB57,092,127 (US$8,782,400) and recognized a loss on extinguishment of RMB11,540,327 (US$1,782,400) as a component of other expense in the consolidated statements of comprehensive loss. The Company assessed the existence of a beneficial conversion feature in the CB and recognized a beneficial conversion feature of RMB327,425 at the extinguishment date of June 10, 2011.

With regard to the RMB181,603,636 (US$28,000,000) in principal not associated with the 2011 Notes extinguishment, as the fair value of the Company’s common shares on June 10, 2011 exceeded the effective conversion price, the Company recognized a beneficial conversion feature as an adjustment to the carrying value of the CB (the “Principal BCF”) of RMB40,145,505 (US$7,341,902) and credit to additional paid-in capital, calculated as the excess of the fair value of its common shares of US$4.91 over the effective conversion price of US$3.89, multiplied by the number of common shares into which the RMB181,603,636 (US$28,000,000) converts. The Principal BCF will be amortized using the effective interest method through the maturity date of June 10, 2013.

In addition, since accrued and unpaid interest is convertible into common shares at the option of the CB holder upon the exercise of the conversion option, the Company determines whether or not a beneficial conversion feature exists at the end of each calendar quarter (“Interest BCF”) by comparing the difference between the average fair value of the Company’s common shares during the quarter and the effective conversion price of US$3.89.

Protective right

The CB holders have the protective right over the incurrence of indebtedness exceeding US$1,000,000, other than in the ordinary course of business.

Modification of CB

The Company’s CB with a total principal amount of US$35,000,000 matured on June 10, 2013. On that day, the Company repaid US$17,000,000 of CB in cash based on the proportionate Redemption Amount under the original terms of the CB. The holders of remaining US$18,000,000 CB, all of which were also holders of the Series A through Series C Preferred Shares, agreed to extend the maturity date of CB to July 10, 2013 with no interest charged during the extension period. On July 10, 2013, the Company and the CB holders agreed to extend the maturity of the US$18,000,000 CB for an additional month and granted the Company the option to repay the CB in cash or through issuance of common shares at a per share price of US$3.89. Subsequently, the parties then agreed to extend the maturity date until ongoing negotiations were completed amongst investors of 2013 Notes (see Notes 11), CB and Preferred Shares (see Note 12). Those ongoing negotiations were completed on October 9, 2013 when the Company modified the CB conversion clause such that the CB is convertible into Class A shares (see Note 12). On the same day, immediately after the conversion clause modification, the CB (including principal and unpaid accrued interest), along with 2013 Notes, was converted to 10,427,373 shares of Class A shares in total as agreed by the holders of outstanding CB and 2013 Notes. Additionally, on the same day, all of the CB holders also agreed to extend the redemption date of their Preferred Shares.

The Company assessed the accounting impact of each amendment resulted from the broader negotiations between the Company and the Preferred Shareholders who were also holders of the CB. The Company first accounted for the extension of maturity for one month as debt modification given the immaterial change in timing of cash flow (without the impact of the conversion option) and in fair value of the embedded conversion option due to the one-month extension. The Company then evaluated the second amendment in July 2013 and concluded that the second amendment should be treated as an extinguishment of the CB due to the substantive conversion feature added. Given that all of the CB holders were also existing preferred shareholders, the modification of the CB was accounted for as a capital transaction and the Company recognized deemed contribution from the CB holders of RMB16,750,848 (US$2,717,000). Lastly, when the Company finalized its negotiations with the CB, 2013 Notes and Preferred Shareholders, the Company agreed to modify the conversion clause in order for the CB to become convertible into Class A shares in October 2013, such conversion option was exercised on the same day and the issuance of Class A shares was a legal extinguishment of the CB. Since the last negotiation was merely a continuation of the prior negotiations and all of the CB holders were also holders of Preferred Shares that were modified concurrently as part of a broader equity restructuring, the Company recorded a deemed distribution to the CB holders of RMB21,124,835 (US$3,448,215) in connection with the amendment of the conversion clause.

11. CONVERTIBLE PROMISSORY NOTES

On June 10, 2013, the Company issued a RMB130,769,398 (US$21,122,500) convertible promissory note (“2013 Notes”) to investor of Series D Shares (see Note 12) at an annual interest rate of 0%, maturing on July 10, 2013. Under the agreement, the holder of the 2013 Notes may convert the 2013 Notes outstanding principal into common shares at the conversion price of US$3.89 at any time.  In addition, the Company also has the option to repay any and all amount due of the 2013 Notes at maturity in cash or through issuance of common shares at a conversion price at US$3.89.  As the fair value of the Company’s common shares on June 10, 2013 of US$3.89 was the same as the effective conversion price of US$3.89, the Company did not record a beneficial conversion feature (“BCF”).

Similar to the modifications of CB, the modifications of the 2013 Notes were also part of the ongoing negotiation between the Company and Preferred Shareholders. The 2013 Notes were modified in July 2013 to extend the maturity to August 10, 2013 and further extended as agreed upon until negotiation with the 2013 Notes holder was completed. The Company accounted for the extension of maturity date as a debt modification given the immaterial change in timing of cash flow (without the impact of the conversion option) and in fair value of the embedded conversion option due to the extension of one month. On October 9, 2013, the Company and the 2013 Notes holder agreed to modify the embedded conversion options such that the 2013 Notes were convertible into Class A preferred shares as opposed to common shares of the Company. The conversion option into Class A preferred shares was exercised on the same day; the CB (see Note 10) and 2013 Notes together were converted to 10,427,373 shares of Class A preferred shares. The Company accounted for the conversion into Class A as an extinguishment of the 2013 Notes. Since the holder of the 2013 Notes is also the sole investor of Series D Shares and the Series D shares were also concurrently modified as part of the broader equity restructuring, the modification of the 2013 Notes was considered a capital transaction and the Company recorded deemed dividends to the 2013 Notes holders of RMB23,038,805 (US$3,746,653) in connection with the amendment of the conversion clause.

12. CONVERTIBLE REDEEMABLE PREFERRED SHARES

In March and April of 2008, the Company issued convertible promissory notes of US$2,500,000 in aggregate. On May 23, 2008, the Company issued 5,000,000 shares of Series A convertible redeemable preferred shares (the “Series A Shares”) for RMB6.83 (US$1.00) per share for cash of RMB17,086,003 (US$2,500,000) and the conversion of promissory notes previously issued in March and April of 2008. In conjunction with the offering of the Series A Shares, the Company incurred issuance costs of RMB1,078,762 (US$157,843).

The Company subsequently issued convertible promissory notes of US$5,000,000 in September 2008. On July 28, 2009, the Company issued 8,030,303, shares of Series B convertible redeemable preferred shares (the “Series B Shares”) for RMB13.67 (US$2.00) per share for cash of RMB68,251,500 (US$10,000,000), and the conversion of US$5,000,000 promissory notes previously issued in September 2008. In conjunction with the offering of the Series B Shares, the Company incurred issuance costs of RMB1,459,640 (US$213,862).  The Company issued a second tranche of Series B Shares on January 27, 2010 at RMB15.02 (US$2.20) per share for total consideration of RMB25,253,055 (US$3,700,000).

In April 2010, the Company again issued convertible promissory notes of US5,000,000. On September 2, 2010, the Company issued 15,679,743 shares of Series C convertible redeemable preferred shares (the “Series C Shares”) for RMB21.18 (US$3.11) per share for cash of RMB297,020,653 (US$43,598,722) and the conversion of the promissory notes issued in April 2010 and accrued interest with a carrying value of RMB35,188,971  (US$5,165,278). In connection with the issue of the Series C Shares, a total of 5,452,752 warrants were issued to purchase Series B and C Shares (see Note 13). The Company incurred issuance costs of RMB2,043,780 (US$300,000) in connection with the offering of Series C Shares.

On March 28, 2012, the Company issued 10,000,000 shares of Series D convertible redeemable preferred shares (the “Series D Shares”) for RMB29.88 (US$4.75) per share for cash of RMB298,832,000 (US$47,500,000) and incurred issuance costs of RMB19,216,005  (US$3,054,426). In connection with the Series D Shares issuance, the Company also issued 3,000,000 warrants to purchase its common shares (see Note 13).

On October 9, 2013, the Company issued 10,427,373 shares of Class A Convertible Preferred Shares (the “Class A Shares”) upon the conversion of the 2013 Notes and CB at a per share conversion price of US$3.89. The Class A Shares are subordinate to Series A Preferred Shares, Series B Preferred Shares, Series C Preferred Shares and Series D Preferred Shares.

On December 2, 2013, the Company issued 18,554,545 shares of Series E convertible redeemable preferred shares (the “Series E Shares”) for RMB33.66 (US$5.50) per share for cash of RMB624,546,000 (US$102,050,000) and incurred issuance costs of RMB1,435,201 (US$234,510).

On April 16, 2014, the Company issued 4,545,455 additional shares of Series E convertible redeemable preferred shares (the “Series E Shares”) for RMB33.95 (US$5.50) per share for cash of RMB154,338,750 (US$25,000,000) and incurred issuance cost of RMB342,570 (US$55,490).

The Series A, B, C, D and E shares and the Class A shares are collectively referred to as the Preferred Shares.

Conversion

Each Preferred Share may be converted at any time into common shares at the then applicable conversion price. The initial conversion ratio is 1:1, subject to adjustment in the event of (i) share splits, share combinations, share dividends or distribution, other dividends, recapitalizations and similar events, or (ii) issuance of common shares at a price per share less than the conversion price in effect on the date of or immediately prior to such issuance. In that case, the conversion price shall be reduced concurrently to the subscription price of such issuance.

12. CONVERTIBLE REDEEMABLE PREFERRED SHARES (continued)

The Preferred Shares shall be automatically converted into common shares immediately prior to the consummation of a public offering of the Company’s shares wherein gross proceeds are at least US$60,000,000, and the market capitalization of the Company is no less than US$600,000,000 immediately following the public offering (the “Qualifying IPO”).

The conversion option can only be settled by issuance of common shares except that fractional shares may be settled in cash.

The Company determined that there were no beneficial conversion features identified for any of the Preferred Shares during any of the periods. In making this determination, the Company compared the fair value of the common shares into which the Preferred Shares are convertible with the respective effective conversion price at the issuance date.  When the Company issued multiple instruments (e.g., freestanding warrants and Preferred Shares) in a bundled transaction, the Company determined the effective conversion price for the Preferred Shares (e.g., the Series D Shares) by first assessing the classification of the freestanding warrants issued concurrently and computing the fair value of the warrants. Since the warrants are equity classified, such as those issued concurrently with Series D Shares, the Company allocated the amount of proceeds to the D Shares and warrants using the relative fair value method.  The amount allocated to the D Shares was then divided by the number of common shares into which the Series D Shares were convertible on the commitment date to determine the effective conversion price per share for each investor. In all instances, the effective conversion price was greater than the fair value of the common shares. To the extent a conversion price adjustment occurs, as described above, the Company will reevaluate whether or not a beneficial conversion feature should be recognized.

Upon the completion of the IPO on November 18, 2014, each Preferred Share was automatically converted into one Class B common share. As a result, 77,999,069 Class B common shares were issued, and the balance of Preferred Shares was transferred to common shares and additional paid-in capital on the same day.

Dividends

The Preferred Shares participate in dividends on an as-converted basis and must be paid prior to any payment on common shares.

Upon conversion, any declared or accrued but unpaid dividends will be converted into common shares at the same applicable conversion price.

Redemption

At any time on or after June 30, 2016, for Class A, Series A, B, C, D and E Shares, if requested by a specified percentage (namely at least 51%, 51%, 45%, 50%, 50% and 45% for Class A, Series A, B, C, D and E Shares, respectively) of the holders of the respective class or series of Preferred Shares then outstanding (“Redemption Date”), the Company shall redeem all of the respective outstanding Preferred Shares in that class or series. Additionally, upon the occurrence of Series C, D and E redemption event, a specified percentage of the holders of Series C, D, and E Shares then outstanding (specifically, at least 50%, 50% and 45% for Series C, D and E Shares, respectively) may also require the Company to redeem all of the respective outstanding Preferred Shares. Series C, D and E redemption events include certain events that have a material adverse effect on the Company’s operations, breach of representation or warranty, failure to comply with certain transfer restrictions, breach of certain provisions in the related investors’ rights and share purchase agreements. Series C and D redemption events also include the Company’s failure to complete a Qualified IPO by June 30, 2016.

The redemption price of Series A and B Shares is equal to 200% of the original issuance price plus all declared but unpaid dividends. The redemption price of the Class A, Series C, D and E Shares is equal to the sum of (a) 100% of the issuance price, (b) 15% compounded annual rate of return and (c) all declared but unpaid dividends. The full amount of the redemption price due but not paid shall accrue interest daily at a rate of 20% per annum from the applicable Redemption Date.

Voting

Each Preferred Share has voting rights equivalent to the number of common shares to which it is convertible at the record date. The holders of Preferred Shares shall vote together with the common shareholders, and not as a separate class or series, on all matters put before the shareholders.

Liquidation

A liquidation event includes, unless waived by the Preferred Shareholders, (i) any liquidation, winding-up, or dissolution of any member of the Company, (ii) any merger or consolidation of the Company or any other transactions as a result of which shareholders of the Company immediately prior to such transaction will cease to own a majority of the equity securities or voting power of the surviving entity immediately following, (iii) sale of all or substantially all of the assets of the Company to or from an unaffiliated third party, (iv) exclusive licensing of all or substantially all of the intellectual property of the Company to an unaffiliated third party, or (v) transfer in which a majority of the outstanding voting power of the Company is transferred.

The holders of Preferred Shares have preference over holders of common shares with respect to payment of dividends and distribution of assets upon voluntary or involuntary liquidation of the Company.  Upon liquidation, Series E Shares shall rank senior to other series of Preferred Shares and common shares, Series D Shares shall rank senior to Series C Shares, Series C Shares shall rank senior to Series B, Series B Shares shall rank senior to Series A Shares, Series A Shares shall rank senior to Class A Shares, and all Preferred Shares rank senior to common shares.

12. CONVERTIBLE REDEEMABLE PREFERRED SHARES (continued)

The holders of Class A, Series A and Series B Shares shall be entitled to receive 100% of the original issue price plus 6% compounded annual rate of return, and all declared or accrued but unpaid dividends (“Liquidation Preference Amount”) before any distribution or payment to common shareholders.

Series C Shareholders shall receive the sum of (a) 100% of the issuance price, (b) 6% compounded annual rate of return and (c) all declared but unpaid dividends, before any distribution to holders of Series B, Series A, Class A and common shares. In the event that the liquidation event has been initiated by a demand by a holder of Series C Shares, the liquidation amount is then the sum of (a) 100% of the issuance price, (b) 15% compounded annual rate of return and (c) all declared but unpaid dividends prior to any other shareholders.

Series D Shareholders shall receive the sum of (a) 100% of the issuance price, (b) 6% compounded annual rate of return and (c) all declared but unpaid dividends, before any distribution to holders of Series C, Series B, Series A, Class A and common shares. In the event that the liquidation event has been initiated by a demand by a holder of Series D Shares, the liquidation amount is then the sum of (a) 100% of the issuance price, (b) 15% compounded annual rate of return and (c) all declared but unpaid dividends prior to any other shareholders.

Series E Shareholders shall receive the sum of (a) 100% of the issuance price, (b) 6% compounded annual rate of return and (c) all declared but unpaid dividends, before any distribution to holders of other series or class of Preferred Shares and common shares. In the event that the liquidation event has been initiated by a demand by a holder of Series E shares, the liquidation amount is then the sum of (a) 100% of the issuance price, (b) 15% compounded annual rate of return and (c) all declared but unpaid dividends prior to any other shareholders.

Transfer restrictions

The holders of Preferred Shares are prohibited from transferring any equity securities of the Company in a private sale to (i) any specified global competitor of the Company at any time, (ii) any other global competitors not specified within 18 months following the Series D issuance, or (iii) any other global competitor at any time after 18 months following the Series D issuance, unless as a result of such sale and related purchases, the purchaser will acquire at least 51% of the total outstanding share capital of the Company (including without limitation, pursuant to a change of control event). In addition, the shareholders agreement grants the Company and its preferred shareholders certain rights of first refusal with respect to any proposed share transfers by certain shareholders of the Company and the preferred shareholders.

Accounting of Preferred Shares

The Company classified the Preferred Shares in the mezzanine section of the consolidated balance sheets because they were redeemable at the holders’ option any time after a certain date and were contingently redeemable upon the occurrence of certain liquidation event outside of the Company’s control. The Preferred Shares are recorded initially at fair value, net of issuance costs.

Since the Preferred Shares becomes redeemable at the option of the holder at any time after a specified date, the Company recorded accretions on the Preferred Shares to the redemption value (e.g., 200% of the issuance price of Series A and Series B) using the effective interest rate method from the issuance dates to the earliest redemption dates as set forth in the original issuance. While all Preferred Shares are automatically converted upon a Qualified IPO, the effectiveness of a Qualified IPO is not within the control of the Company and is not deemed probable to occur for accounting purposes until the effective date of the Qualified IPO. As such, the Company continued to recognize accretion of the Preferred Shares during 2013 and 2014. The accretion of Preferred Shares was RMB191,134,918 (US$29,083,764) and RMB250,774,772 (US$ 39,468,120) for the year ended December 31, 2013 and 2014, respectively.

12. CONVERTIBLE REDEEMABLE PREFERRED SHARES (continued)

Modification of Preferred Shares

The Company assesses whether an amendment to the terms of its convertible redeemable preferred shares is an extinguishment or a modification based on a qualitative evaluation of the amendment.  If the amendment adds, removes, significantly changes to a substantive contractual term or to the nature of the overall instrument, the amendment results in an extinguishment of the preferred shares.  The Company also assess if the change in terms results in value transfer between preferred shareholders or between preferred shareholders and common shareholders.

When convertible redeemable preferred shares are extinguished, the difference between the fair value of the consideration transferred to the convertible redeemable preferred shareholders and the carrying amount of such preferred shares (net of issuance costs) is treated as a deemed dividend to the preferred shareholders. When convertible redeemable preferred shares are modified and such modification results in value transfer between preferred shareholders and common shareholders, the change in fair value resulted from the amendment is treated as a deemed dividend to or from the preferred shareholders.

The Preferred Shares (excluding Series E Shares) were modified in May and October 2013 as a result of the Company’s negotiations with holders of Preferred Shares, CB and 2013 Notes. Prior to the modifications, at any time on or after May 31, 2013, for Series A Shares, or December 31, 2013, for Series B, C and D Shares, if requested by at least 50% of the holders of the respective class of Preferred Shares then outstanding (“Redemption Date”), the Company shall redeem all of the respective outstanding Preferred Shares at the redemption price defined in the Article of Association. On May 9, 2013, the holders of Series A Preferred Shares first agreed to extend the redemption commencement date of Series A Preferred Shares from May 31, 2013 to December 31, 2013 in order to facilitate the negotiation with the Series D investors for the 2013 Notes, which was issued in June 2013. Subsequently, on October 9, 2013, the holders of Series A Shares, Series B Shares, Series C Shares and Series D Shares agreed to modify the optional redemption commencement date of the preferred shares from December 31, 2013 to June 30, 2016. The second modification enabled the Company to offer holders for 2011 CB and 2013 Notes (who were also existing preferred shareholders) in the negotiation of modifying the conversion feature to become convertible into Class A shares.

The Company evaluated both modifications in accordance with its accounting policy and concluded that they are modifications, rather than extinguishment, of Preferred Shares, which resulted in transfer of value amongst preferred shareholders. The Company assessed the impact on the fair value of Preferred Shares and common shares, which also supported the assessment that the modification resulted in value transfer amongst preferred shareholders. As such, the Company did not recognize any deemed dividend related to the modifications in 2013 and 2014.

12. CONVERTIBLE REDEEMABLE PREFERRED SHARES (continued)

The Company’s convertible redeemable preferred shares activities for the years ended December 31, 2012, 2013 and 2014 are summarized below:

	Series A Shares		Series B Shares		Series C Shares		Series D Shares		Series E Shares		Class A Shares
	Number of		Number of		Number of		Number of		Number of		Number of
	shares	Amount	shares	Amount	shares	Amount	shares	Amount	shares	Amount	shares	Amount
		RMB		RMB		RMB		RMB		RMB		RMB

Balance as of January 1, 2012	5,000,000	55,071,911	12,123,314	253,435,256	17,348,382	437,985,958	—	—	—	—	—	—

Issuance of Series D Shares, net of issuance cost	—	—	—	—	—	—	10,000,000	268,093,377	—	—	—	—
Accretion on convertible redeemable preferred shares to redemption value	—	9,066,909	—	38,553,700	—	63,108,024	—	44,324,631	—	—	—	—
Balance as of December 31, 2012	5,000,000	64,138,820	12,123,314	291,988,956	17,348,382	501,093,982	10,000,000	312,418,008	—	—	—	—

Issuance of Series E Shares, net of issuance cost	—	—	—	—	—	—	—	—	18,554,545	623,110,783	—	—
Conversion of convertible promissory notes to Class A Shares	—	—	—	—	—	—	—	—	—	—	5,429,948	150,824,865
Conversion of convertible bonds to Class A Shares	—	—	—	—	—	—	—	—	—	—	4,997,425	138,811,004
Accretion on convertible redeemable preferred shares to redemption value	—	4,008,032	—	35,069,326	—	74,328,662	—	65,070,473	—	7,094,798	—	5,563,627
Balance as of December 31, 2013	5,000,000	68,146,852	12,123,314	327,058,282	17,348,382	575,422,644	10,000,000	377,488,481	18,554,545	630,205,581	10,427,373	295,199,496

Issuance of Series E Shares, net of issuance cost	—	—	—	—	—	—	—	—	4,545,455	153,996,180	—
Accretion on convertible redeemable preferred shares to redemption value	—	69,598	—	3,451,997	—	75,476,317	—	51,479,102	—	97,696,064	—	22,601,694
Conversion of convertible redeemable preferred shares to Class B common shares upon completion of the initial public offering	(5,000,000)	(68,216,450)	(12,123,314)	(330,510,279)	(17,348,382)	(650,898,961)	(10,000,000)	(428,967,583)	(23,100,000)	(881,897,825)	(10,427,373)	(317,801,190)
Balance as of December 31, 2014	—	—	—	—	—	—	—	—	—	—	—	—

13. WARRANTS

Warrants to purchase preferred shares

In connection with the issuance of the Series C Shares on September 2, 2010, 4,632,468 warrants (“Warrants C”) were issued to all of the Series C Shareholders (all Series B Shareholders are also Series C Shareholders), which provide holders the right to purchase additional Series B and C Shares. Furthermore, 820,284 Warrants were issued to an individual other than a Preferred Shareholder as compensation for services previously rendered. The Warrants C were issued in different tranches with exercise prices ranging from US$2.20 to US$4.67 per share and expire on the earlier of (i) 12 or 15 months after issuance or (ii) immediately prior to a Qualifying IPO.

During the period from August 30, 2011 to September 2, 2011, 1,668,639 Warrants C were exercised to purchase 1,668,639 Series C Shares with proceeds of RMB45,857,401 (US$7,177,110). On December 2, 2011, 2,411,193 Warrants C were exercised to purchase 2,411,193 Series B Shares with proceeds of RMB33,587,707 (US$5,304,611) (RMB222,558 of which was received in January 2012).  Warrants C to purchase 1,372,920 Series C Shares with exercise price of US$4.67 expired on December 2, 2011.

The fair value changes of the Warrants C up to the time of exercise were recognized in earnings. Upon exercise, the total carrying value of the associated Warrant liabilities was reclassified into the carrying value of the Preferred Shares into which it was converted.

Warrants to purchase common shares

In connection with the issuance of Series D Shares, 3,000,000 warrants (“Warrants D”) were issued into two bathes to purchase the Company’s common shares, 1,500,000 of which (“Warrants D-1”) were issued with fixed exercise prices of US$5.70 and lives of two years, and 1,500,000 of which (“Warrants D-2”) were issued with fixed exercise prices of US$6.00 and lives of four years.  The number of common share purchasable upon exercise of the Warrants D shall be proportionally adjusted to reflect any share dividend, share split, combination of shares or reverse share split, or other similar event affecting the number of outstanding common shares.  The Warrants D were treated as indexed to the Company’s own stock and were classified as equity and initially measured at fair value.

On December 11, 2013, in connection with the issuance of Series E Shares, the Company agreed to reduce the exercise price of Warrants D held by Series D investors to US$5.50 and align them with the issuance price of Series E Shares. The Company concluded that Warrants D will continue to be classified as equity after equity after the reduction of exercise price and recognized a deemed dividend for the increase in fair value of the Warrants D due to the modification of exercise price.

On March 28, 2014, all of Warrants D-1 expired. On October 31, 2014, all of Warrants D-2 were exercised to purchase 1,500,000 Class B common share with proceeds of US$8,249,993(RMB50,705,282) .

14. FAIR VALUE MEASUREMENT

Measured on recurring basis

The Company measured its financial assets and liabilities including the cash and cash equivalents at fair value on a recurring basis as of December 31, 2013 and 2014. Cash and cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market.

The Company did not have Level 2 and Level 3 investments as of December 31, 2013 and 2014, respectively.

15. SHARE-BASED COMPENSATION

On April 1, 2010, the Company adopted the 2010 Performance Incentive Plan (“2010 Plan”) under which the Company reserved 2,627,730 options to purchase common shares for the issuance of incentive awards to employees. On December 21, 2010, the Company increased the maximum number of options available to 4,300,730. All of the Company’s outstanding options are granted to employees and are equity-classified. These options vest over three to five years of an employee’s continuous service starting from the grant date and have a contractual term of five years.

No options were granted in the year ended December 31, 2012. The Company granted 300,000 options on April 1, 2013 under the 2010 Plan with an exercise price of US$3.11. On August 26, 2014, the Company amended and restated the 2010 Plan whereby the maximum aggregate number of shares issuable under the 2010 Plan increased from 4,300,730 shares to 6,698,470 shares. On the same day, the Company granted 450,000 restricted shares to employees, of which one-quarter of the restricted shares were vested immediately, and the remaining vest over a period of three years from the date of grant. In the year ended December 31, 2014, the Company also granted 1,300,000 options to employees with an exercise price of US$7.00, which vest over a period of four years from the date of the grant.

In October 2014, the Company adopted the 2014 Performance Incentive Plan (“2014 Plan”), which became effective immediately after the completion of the Company’s initial public offering in November 2014. Under the 2014 Plan, the Company are authorized to initially reserve a maximum of 4,000,000 common shares, provided that the shares reserved shall automatically increase on January 1 of each year during the term of the 2014 Plan, commencing on January 1, 2015, by an amount equal to the lesser of (i) one percent (1%) of the total number of common shares issued and outstanding on December 31 of the immediately preceding calendar year, (ii) 1,000,000 common shares or (iii) such number of common shares as may be determined by the Company’s board of directors. As of the date of this annual report, the Company had not granted any options or other equity incentives under the 2014 Plan.

Share options

The following table summarizes the Company’s option activities under the 2010 plan in years ended December 31, 2012, 2013 and 2014:

					Weighted
		Weighted			Average
		Average	Weighted Average	Aggregate	Grant-date
	Number of	Exercise Price	Remaining	Intrinsic	Fair value
	options	(US$)	Contractual Term	Value (US$)	(US$)
Options outstanding at January 1, 2012	4,239,030	2.58	4.04	8,829,599	1.13
Cancelled and forfeited	(153,080)	2.32	—	—	1.29
Options outstanding at December 31, 2012	4,085,950	2.59	3.03	5,692,776	1.12
Granted	300,000	3.11	—	—	1.72
Cancelled and forfeited	(423,300)	2.29	—	—	1.37
Options outstanding at December 31, 2013	3,962,650	2.66	2.19	4,564,417	1.14
Granted	1,300,000	7.00	—	—	3.26
Cancelled and forfeited	(125,750)	2.46	—	—	1.75
Options outstanding at December 31, 2014	5,136,900	3.76	1.95	5,425,522	1.66
Options exercisable at December 31, 2014	3,577,490	2.65	0.93	5,111,159	1.09

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date.

The grant date fair value of each option is calculated using a binomial option pricing model by the Company. The fair value of each option grant was estimated on the date of grant with the following assumptions:

	December 31, 2013	December 31, 2014
Risk-free rate	0.77%	2.39%
Option term	5 years	5 years
Volatility	45%	44%
Dividend yield	0.00%	0.00%
Exercise multiple	2/2.5	2/2.5
Expected forfeiture rate (post-vesting)	0%*	0%/10%*

*0%/10% post-vesting forfeiture rate of which the executive level is 0% and the non-executive level is 10%, was applied in the valuation model due to the executive position held by the grantee and represents the Company’s estimate of the grantee’s forfeiture pattern.

The Company estimated the expected volatility at the date of grant date and each option valuation date based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies. Risk free interest rate was estimated based on the yield to maturity of US treasury bonds denominated in US$ at the option valuation date. The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of research study regarding exercise pattern based on empirical studies on the actual exercise behavior of employees. The Company has never declared or paid any cash dividends on its capital stock, and the Company does not anticipate any dividend payments on its common shares in the foreseeable future. Expected term is the contract life of the option, and estimated forfeiture rates are determined based on historical employee turnover rate after each option grant.

15. SHARE-BASED COMPENSATION (Continued)

Share-based compensation expense is recorded on a straight-line basis over the requisite service period, which is generally three to five years from the date of the grant. The Company recognized share-based compensation expense of RMB6,683,456, RMB6,206,213 and RMB6,162,573 for share options in the consolidated statements of comprehensive loss for the years ended December 31, 2012, 2013 and 2014, respectively.

As of December 31, 2014, there was RMB22,638,196  in total unrecognized compensation expense related to share options, which is expected to be recognized over a weighted-average period of  3.12  years.

Restricted shares

A summary of the restricted shares activities under the 2010 plan for the year ended December 31, 2014 is presented below:

	Number of restricted shares	Weighted Average Grant-date Fair value(US$)
Restricted shares outstanding at December 31, 2013	—	—
Granted	450,000	6.99
Vested	(112,500)	6.99
Unvested at December 31, 2014	337,500	6.99
Expected to vest at December 31, 2014	337,500	6.99

Share-based compensation expense for restricted shares is recorded on a straight-line basis over the requisite service period, which is three years from the date of the grant. The Company recognized share-based compensation expense for restricted shares of RMB6,518,568 in the consolidated statements of comprehensive loss year ended December 31, 2014.

As of December 31, 2014, there was RMB12,761,233 in total unrecognized compensation expense related to restricted shares, which is expected to be recognized over a weighted-average period of 2.65 years.

16. LOSS PER SHARE

Basic and diluted net loss per share for each of the years presented are calculated as follows:

	For the Years Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Numerator:
Net loss:	(175,710,088)	(152,214,030)	(93,145,437)
Accretion on convertible redeemable preferred shares to redemption value	(155,053,264)	(191,134,918)	(250,774,772)
Deemed contribution from preferred shareholders at extinguishment of convertible bonds	—	16,750,848	—
Deemed dividends to preferred shareholders at extinguishment of convertible bonds and promissory notes	—	(44,163,640)	—
Modification of warrants	—	(1,021,523)	—
Numerator for basic and diluted net loss per share	(330,763,352)	(371,783,263)	(343,920,209)
Denominator:
Weighted average number of common shares outstanding—basic and diluted	6,096,842	6,096,842	19,198,145
Basic and diluted net loss per share attributable to the Company’s common shareholders	(54.25)	(60.98)	(17.91)
Basic and diluted net loss per ADS*	(108.50)	(121.96)	(35.83)

* The Company completed its IPO on November 18, 2014 and issued a total of 10,000,000 ADSs at a price of US$12.00 per ADS .Each ADS represents two Class A common shares. The net loss per ADS for the years ended December 31, 2012, 2013 and 2014 was calculated using the same conversion ratio assuming the ADSs had been in existence during these periods.

Basic net earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period. Diluted net earnings (loss) per share is computed using the weighted average number of common shares and dilutive common share equivalents outstanding during the period. For the year ended December 31, 2012, 2013 and 2014, the Class A, Series A, Series B, Series C, Series D, and Series E Preferred Shares of 42,088,134, 48,317,049 and 67,288,845, respectively, on a weighted average basis were anti-dilutive and excluded from the calculation of diluted net loss per share. The effects of all outstanding share options and restricted shares have also been excluded from the computation of diluted loss per share for the years ended December 31, 2012, 2013 and 2014 as their effects would be anti-dilutive.

The Company’s convertible redeemable preferred shares were participating securities because they had contractual rights to share in the profits but not losses of the Company. For the years ended December 31, 2012, 2013 and 2014, the two-class method was not used in computing basic and diluted loss per share as the Company was in a net loss position.

17. COMMITMENTS AND CONTINGENCIES

(a)        Operating leases

The Company and its subsidiaries have entered into non-cancelable operating leases covering various facilities. Future minimum lease payments under these non-cancellable leases as of December 31, 2014 are as follows:

Year ending December 31,	(RMB)
2015	34,332,978
2016	25,046,261
2017	15,625,421
2018	3,997,099
2019	943,261
79,945,020

The Company recorded rental expense of RMB16,213,299, RMB23,785,229 and RMB36,017,540 in the consolidated statements of comprehensive loss during the years ended December 31, 2012, 2013 and 2014, respectively.

(b)        Purchase commitments

The Company’s purchase commitments relate to purchase of rental vehicles. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB27,850,240 as of December 31, 2014. All of these purchase commitments will be fulfilled in the year ending December 31, 2015.

Other than those disclosed above, the Company did not have other significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2014.

17. COMMITMENTS AND CONTINGENCIES (Continued)

(c)         Contingencies

The Company is subject to periodic legal or administrative proceedings in the ordinary course of its business. The Company does not believe that any currently pending legal or administrative proceeding to which the Company is a party will have individually or in the aggregate a material adverse effect on the results of operations or financial condition.

18. RELATED PARTIES TRANSACTIONS

Crawford/Enterprise

In March 2012, the Company entered into a global affiliation agreement with Enterprise Holdings (China) LLC (“Enterprise China”). Enterprise China is an affiliate of Enterprise Holdings, Inc, a subsidiary of Crawford Group, Inc. (“Crawford”). Crawford is a holder of the Company’s Class A, Series D and Series E Shares. Pursuant to the global affiliation agreement, the Company and Enterprise China are to direct certain rental referrals to each other via their respective websites, and for each referral received, the Company is liable for a contractually specified amount of referral fees payable to Enterprise China, and vice versa. The Company records referral fees payable to Enterprise China as sales and marketing expenses, and referral fees received as other operating income. Transactions incurred under this arrangement were immaterial for the periods presented.

Under the Additional Series E Preferred Share purchase agreement dated April 16, 2014, Crawford Group Inc. purchased 1,764,055 Series E Preferred Shares for US$9,702,299.

On October 31, 2014, Crawford exercised all of the 1,500,000 warrants (note 13) to purchase 1,500,000 common shares at a per share purchase price of US$5.50 for a total consideration of US$8,249,993(RMB50,705,282).

18. RELATED PARTIES TRANSACTIONS (Continued)

Ctrip

Under the Additional Series E Preferred Share purchase agreement dated April 16, 2014, Ctrip Investment Holding Ltd. (‘‘Ctrip’’) purchased 2,368,193 Series E Preferred Shares for US$13,025,062. As part of the Additional Series E share purchase agreement, upon the Company’s written request in connection with a proposed initial public offering, Ctrip shall be obligated to subscribe for the Company’s common shares (i) in an exempt private placement or (ii) in an exempt Regulations S offering. Each of Ctrip and the Company agrees that the purchase price of the common shares in connection with such investment shall be the initial public offering price, and such subscription shall be consummated concurrently with the closing of the initial public offering.

In 2014, the Company also entered into certain service agreements with Ctrip for car rental and car services referrals. Pursuant to these service agreements, the Company pays a fixed percentage of car rental or car services rates from successful car referrals as commissions to Ctrip. Transactions incurred under these services agreements were immaterial for the periods presented.

On October 14, 2014, the Company entered into a subscription agreement with Ctrip, pursuant to which Ctrip purchased from the Company 1,666,666 Class A common shares at US$6.00 per Class A common share in a private placement concurrent with the closing of the Company’s initial public offering.

On October 30, 2014, the Company entered into a framework loan facility agreement with Ctrip Travel, an affiliate of Ctrip, pursuant to which Ctrip Travel agreed to extend, through entrusted bank loans, an aggregate amount of RMB300 million loan facility to the Company on or prior to December 31, 2014. The loan facility has a term of three years and bears an interest rate of 8% per annum payable on a quarterly basis. As current PRC government regulations do not permit direct lending between companies, inter-company loan is typically implemented through a loan entrustment agreement where a bank is used as an intermediary agent. As of December 31, 2014, the Company had not drawn down any loan under such framework loan facility agreement and the framework loan facility agreement expired on December 31, 2014.

19. SUBSEQUENT EVENTS

On January 27, 2015, the Company waived the warrant to purchase 4,684,074 series C preferred shares of Travice Inc. (note 5) and received US$3 million in exchange for the waiver of the warrant. The gain of US$2.7 million arising from this transaction was recognized as other income in January 2015. In February 2015, Travice Inc. was merged with and into Xiaoju Science and Technology Limited, which developed and operates Didi mobile taxi and car hailing service provider. After the completion of such merger, the Company’s investment in Travice Inc. was exchanged to a minority stake in the surviving company Xiaoju Kuaizhi Inc.

In January 2015, the Company entered into a series of contractual arrangements with its PRC incorporated VIE Shanghai eHi Car Sharing Information Technology Co., Ltd., or eHi Car Sharing, and its shareholders. eHi Car Sharing is currently testing its new business initiative as an online platform for peer-to-peer car rental between private vehicle owners and individual customers, and is intended to apply the IPC license.

In January 2015, the Company entered into two short-term loan agreements with a bank for an aggregate principal amount of RMB100,000,000. These loans bear interest of 5.32% per annum, and are payable within one year from the borrowing date.

In January 2015, the Company entered into two long-term loan agreements with a bank for an aggregate principal amount of RMB90,779,780. These long-term loans bear interest of 6.6% per annum and the principals and interest are payable within three years from the borrowing date. Accounts receivable from one of the Company’s wholly-owned subsidiaries are pledged for these long-term borrowings.

In February 2015, the Company drew on the available loan facility of RMB97,000,000 (Note 7) from a bank. This short-term borrowing bears interest of 2.885% per annum, and the principal and interest are payable within one year from the borrowing date. This borrowing requires the Company to maintain a minimum balance of cash deposits as restricted cash.

20. RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, the Company’s subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a company’s registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. As the Company’s PRC subsidiaries have incurred losses, they have not started to contribute to the staff welfare and bonus funds. In addition, due to restrictions on the distribution of share capital from the Company’s PRC subsidiaries and also as a result of these entities’ unreserved accumulated losses, total restrictions placed on the distribution of the Company’s subsidiaries net assets was RMB1,631,514,413 . The Company also pledged certain of its subsidiaries’ equity interest with third party financing companies, which totaled RMB161,674,014 as of December 31, 2014. Total restricted net assets of the Company was RMB1,793,188,427 or 75.78% of the Company’s total consolidated net assets as of December 31, 2014.

21. Condensed financial information of the parent company

The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The subsidiaries did not pay any dividend to the Company for the years presented. For the purpose of presenting parent only financial information, the Company records its investments in its subsidiaries under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as “Investments (deficit) in subsidiaries and VIE” and the loss of the subsidiaries and VIE is presented as “share of loss of subsidiaries and VIE”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2013 and 2014.

BALANCE SHEETS

	As of December 31,
	2013	2014
	RMB	RMB	US$(Note 2(d))
ASSETS
Current assets:
Cash and cash equivalents	3,754	3,768	607
Amounts due from subsidiaries	1,239,651,452	2,368,368,186	381,711,664
Prepaid expenses and other current assets	134,131	134,618	21,696
Total current assets	1,239,789,337	2,368,506,572	381,733,967

Investments in subsidiaries and VIE	77,080,924	—	—
Total assets	1,316,870,261	2,368,506,572	381,733,967

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY/(DEFICIT)
Deficits in subsidiaries and VIE	—	2,114,899	340,860
Total liabilities	—	2,114,899	340,860

Mezzanine equity:
Class A convertible redeemable preferred shares, US$0.001 par value, 10,427,373 and nil shares authorized, issued and outstanding as of December 31, 2013 and 2014, respectively	295,199,496	—	—
Series A convertible redeemable preferred shares, US$0.001 par value, 5,000,000 and nil shares authorized, issued and outstanding as of December 31, 2013 and 2014, respectively	68,146,852	—	—
Series B convertible redeemable preferred shares, US$0.001 par value, 12,123,314 and nil shares authorized, issued and outstanding as of December 31, 2013 and 2014, respectively	327,058,282	—	—
Series C convertible redeemable preferred shares, US$0.001 par value, 18,721,302 and nil shares authorized, 17,348,382 and nil shares issued and outstanding as of December 31, 2013 and 2014, respectively	575,422,644	—	—
Series D convertible redeemable preferred shares, US$0.001 par value, 10,000,000 and nil shares authorized, issued and outstanding as of December 31, 2013 and 2014, respectively	377,488,481	—	—
Series E convertible redeemable preferred shares, US$0.001 par value, 18,554,545 and nil shares authorized, issued and outstanding as of December 31, 2013 and 2014, respectively	630,205,581	—	—

Total mezzanine equity	2,273,521,336	—	—

Shareholders’ equity/(deficit):
Common shares, US$0.001 par value, 425,173,466 and 500,000,000 (including 407,328,619 Class A and 92,671,381 Class B) shares authorized, 6,096,842 and 114,379,243 (including 31,033,332 Class A and 83,345,911 Class B) shares issued and outstanding as of December 31, 2013 and 2014, respectively	40,281	727,825	117,304
Additional paid-in capital	—	3,621,645,725	583,703,337
Accumulated other comprehensive income	6,582,044	1,144,629	184,481
Accumulated deficit	(963,273,400)	(1,257,126,506)	(202,612,015)
Total shareholders’ equity/(deficit)	(956,651,075)	2,366,391,673	381,393,107

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY/(DEFICIT)	1,316,870,261	2,368,506,572	381,733,967

21. Condensed financial information of the parent company (continued)

STATEMENTS OF COMPREHENSIVE LOSS

	For the Years Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$(Note 2(d))
Operating expenses:
General and administrative expenses	(10,104,952)	(6,254,660)	(12,681,141)	(2,043,829)
Loss from operations	(10,104,952)	(6,254,660)	(12,681,141)	(2,043,829)

Interest income	549,566	—	—	—
Interest expense	(54,992,680)	(24,698,528)	—	—
Share of loss of subsidiaries and VIE	(111,162,022)	(121,260,842)	(80,464,296)	(12,968,490)
Net Loss	(175,710,088)	(152,214,030)	(93,145,437)	(15,012,319)
Accretion on Series A convertible redeemable preferred shares to redemption value	(9,066,909)	(4,008,032)	(69,598)	(11,217)
Accretion on Series B convertible redeemable preferred shares to redemption value	(38,553,700)	(35,069,326)	(3,451,997)	(556,361)
Accretion on Series C convertible redeemable preferred shares to redemption value	(63,108,024)	(74,328,662)	(75,476,317)	(12,164,574)
Accretion on Series D convertible redeemable preferred shares to redemption value	(44,324,631)	(65,070,473)	(51,479,102)	(8,296,925)
Accretion on Series E convertible redeemable preferred shares to redemption value	—	(7,094,798)	(97,696,064)	(15,745,747)
Accretion on Class A convertible redeemable preferred shares to redemption value	—	(5,563,627)	(22,601,694)	(3,642,732)
Deemed contribution from preferred shareholders at extinguishment of convertible bonds	—	16,750,848	—	—
Deemed dividends to preferred shareholders at extinguishment of convertible bonds and promissory note	—	(44,163,640)	—	—
Modification of warrants	—	(1,021,523)	—	—
Net loss attributable to common shareholders	(330,763,352)	(371,783,263)	(343,920,209)	(55,429,875)

Net loss	(175,710,088)	(152,214,030)	(93,145,437)	(15,012,319)
Changes in cumulative foreign currency translation adjustment, net of tax of nil	1,475,502	4,391,112	(5,437,415)	(876,352)
Comprehensive loss	(174,234,586)	(147,822,918)	(98,582,852)	(15,888,671)

21. Condensed financial information of the parent company (continued)

STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$(Note 2(d))
Net cash provided by/(used in) operating activities	7,294,206	(395)	14	2

Net cash used in investing activities	—	—	—	—

Net cash used in financing activities:
Payment of convertible redeemable preferred shares issuance costs	(11,503,182)	(199,941)	—	—

Net decrease in cash and cash equivalents	(4,208,976)	(200,336)	14	2
Cash and cash equivalents-beginning of year	4,413,066	204,090	3,754	605
Cash and cash equivalents-end of year	204,090	3,754	3,768	607

Supplemental disclosure for cash flow information:

Cash paid for interest	17,675,762	—	—	—
Supplemental disclosure of non-cash financing activities:
Proceeds from issuance of convertible redeemable preferred shares (cash received by a subsidiary of the Company on behalf of the Company)	298,832,000	624,546,000	154,338,750	24,874,891
Payment of convertible redeemable preferred shares issuance costs (cash paid by a subsidiary of the Company on behalf of the Company)	(3,889,463)	(3,721,193)	(859,771)	(138,570)
Proceeds from exercise of warrants(cash received by a subsidiary of the Company on behalf of the Company)	222,558	—	50,705,282	8,172,208
Proceeds from issuance of convertible promissory notes (cash received by a subsidiary of the Company on behalf of the Company)	—	130,387,080	—	—
Payment for redemption of convertible bonds (cash paid by a subsidiary of the Company on behalf of the Company)	—	(104,939,300)	—	—
Proceeds from issuance of Class A common shares in IPOProceeds from issuance of Class A common shares in IPO, net of issuance cost (cash received by a subsidiary of the Company on behalf of the Company)	—	—	644,443,313	103,865,408
Proceeds from issuance of Class A common shares in the private placement concurrently concurrent with IPO net of underwriters’ commissions (cash received by a subsidiary of the Company on behalf of the Company)	—	—	306,934,945	49,468,934
Conversion of convertible redeemable preferred shares to Class B common shares	—	—	2,678,292,288	431,662,361
Accrued listing expenses	—	—	20,656,597	3,329,239
Conversion of convertible promissory notes to Class A convertible redeemable preferred shares	—	150,824,865	—	—
Conversion of convertible bonds to Class A convertible redeemable preferred shares	—	138,811,004	—	—