Form 20-F
period 2015-12-31
eHi Car Services Ltd
filed 2016-04-26
CIK 1517492

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

138,794,713 common shares, par value US$0.001 per share, being the sum of 65,784,925 Class A common shares (including 1,661,300 Class A common shares, represented by 830,650 American depositary shares, issued and reserved for the future exercise of options or the vesting of other awards under the 2010 Plan and the 2014 Plan) and 73,009,788 Class B common shares as of December 31, 2015

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

☒   Yes  ☐   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

This annual report on Form 20-F includes our audited consolidated statements of comprehensive income (loss) data for the years ended December 31, 2013, 2014 and 2015, and audited consolidated balance sheet data as of December 31, 2014 and 2015.

We completed the initial public offering of 10,000,000 ADSs and a private placement concurrent with our initial public offering of 8,333,332 Class A common shares in November 2014. Our ADSs are listed on the New York Stock Exchange under the symbol “EHIC”.

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

ITEM 2.                                  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                                  KEY INFORMATION

A.                 Selected Financial Data

The following selected consolidated statements of comprehensive income (loss) data for each of the three years ended December 31, 2013, 2014 and 2015, and the selected consolidated balance sheet data as of December 31, 2014 and 2015, have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated balance sheet data as of December 31, 2013 has been derived from our audited consolidated financial statements that were included in the final prospectus for our initial public offering filed on November 18, 2014 which are not included in this annual report. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes and Item 5, “Operating and Financial Review and Prospects” in this annual report. Our historical results do not necessarily indicate results expected for any future period. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

Selected Consolidated Statements of Comprehensive Income (Loss) Data:

	For the Years Ended December 31,
	2013		2014		2015
	RMB	% of Net Revenues	RMB	% of Net Revenues	RMB	US$	% of Net Revenues
	(in thousands, except percentages, shares, per share and per ADS data)
Summary consolidated statements of comprehensive income (loss) data
Net revenues	566,394	100.0%	851,165	100.0%	1,450,630	223,939	100.0%
Cost of revenues(1)(3)	(526,446)	(92.9)	(718,699)	(84.4)	(1,137,978)	(175,674)	(78.4)
Gross profit(2)	39,948	7.1	132,466	15.6	312,652	48,265	21.6
Selling and marketing expenses:
Third party	(40,439)	(7.1)	(33,721)	(4.0)	(48,869)	(7,544)	(3.4)
Related party	—	—	(1,595)	(0.2)	(16,190)	(2,499)	(1.1)
Total selling and marketing expenses(3)	(40,439)	(7.1)	(35,316)	(4.2)	(65,059)	(10,043)	(4.5)
General and administrative expenses(3)	(112,416)	(19.8)	(132,125)	(15.5)	(183,549)	(28,335)	(12.7)
Other operating income	13,549	2.3	17,122	2.0	10,764	1,661	0.7
Total operating expenses	(139,306)	(24.6)	(150,319)	(17.7)	(237,844)	(36,717)	(16.5)
Income (loss) from operations	(99,358)	(17.5)	(17,853)	(2.1)	74,808	11,548	5.1
Interest income	360	0.1	4,397	0.5	2,653	410	0.2
Interest expense:
Third party	(50,880)	(9.0)	(76,938)	(9.0)	(109,566)	(16,914)	(7.6)
Related party	—	—	—	—	(14,203)	(2,192)	(1.0)
Total interest expense	(50,880)	(9.0)	(76,938)	(9.0)	(123,769)	(19,106)	(8.6)
Gain from waiver of warrants	—	—	—	—	16,870	2,604	1.2
Gain from sale of cost method investment	—	—	—	—	803,060	123,971	55.4
Other income (expense), net	(1,108)	(0.3)	(840)	(0.1)	10,205	1,575	0.7
Income (loss) before income taxes	(150,986)	(26.7)	(91,234)	(10.7)	783,827	121,002	54.0
Provision for income taxes	(1,228)	(0.2)	(1,912)	(0.2)	(87,488)	(13,506)	(6.0)
Net income (loss)	(152,214)	(26.9)	(93,145)	(10.9)	696,339	107,496	48.0
Net income (loss) attributable to common shareholders	(371,783)	(65.6)	(343,920)	(40.4)	696,339	107,496	48.0
Weighted average number of common shares used in computing net income(loss) per share
Basic	6,096,842		19,198,145		126,758,363	126,758,363
Diluted	6,096,842		19,198,145		128,403,877	128,403,877
Net income(loss) per common share attributable to common shareholders
Basic	(60.98)		(17.91)		5.49	0.85
Diluted	(60.98)		(17.91)		5.42	0.84
Net income (loss) per ADS*
Basic	(121.96)		(35.82)		10.99	1.70
Diluted	(121.96)		(35.82)		10.85	1.67

* Each ADS represents two Class A common shares.

(1) We previously reported the caption “vehicle operating expenses”.  Commencing in 2015, we evaluated the presentation of results of operations and concluded all relevant costs of revenues are included in “vehicle operating expenses”.  Accordingly, “vehicle operating expenses” have been re-titled “cost of revenues” for the current period and all historical periods.

(2) Commencing in 2015, we began reporting gross profit as a GAAP measure included in our results of operations.  This measure is defined, consistent with generally accepted accounting principles, as net revenues reduced by cost of revenues. Gross profit has been presented for the current period and all historical periods.

(3) Includes share-based compensation charges of RMB6.2 million, RMB12.7 million and RMB14.0 million (US$2.2 million) in 2013, 2014 and 2015, respectively, allocated as follows:

	For the Years Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	(29)	(134)	(362)	(56)
Selling and marketing expenses	(9)	(490)	(894)	(138)
General and administrative expenses	(6,168)	(12,057)	(12,727)	(1,965)
Total share-based compensation expenses	(6,206)	(12,681)	(13,983)	(2,159)

Selected Consolidated Balance Sheets Data:

	As of December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(in thousands, except share data)
Summary consolidated balance sheets data
Cash and cash equivalents	630,733	926,208	2,610,088	402,928
Total current assets	803,742	1,426,458	3,427,263	529,078
Cost method investment	—	152,975	—	—
Property and equipment, net	1,062,331	1,940,048	4,096,618	632,409
Vehicle purchase deposits	119,173	174,185	216,728	33,457
Total assets	2,026,422	3,755,640	7,800,920	1,204,254
Accounts payable	6,554	5,487	785,899	121,322
Short-term debt	219,640	540,519	803,132	123,982
Total current liabilities	333,475	676,015	1,881,994	290,530
Long-term debt due to third parties	375,726	713,233	1,669,453	257,719
Long-term debt due to a related party	—	—	300,000	46,312
Total liabilities	709,552	1,389,248	3,852,847	594,777
Total mezzanine equity	2,273,521	—	—	—
Total shareholders’ equity (deficit)	(956,651)	2,366,392	3,948,073	609,477
Common share capital	40	728	867	134
Common shares outstanding	6,096,842	114,379,243	137,133,413	137,133,413

Exchange Rate Information

Our business is primarily conducted in China and almost all of our revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in New York City for cable transfers in RMB as certified for customs purposes by the Federal Reserve Board. Unless the amounts were from transactions origrinally denominated in U.S. dollars or otherwise noted in this annual report, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.4778 to US$1.00, the noon buying rate in effect as of December 31, 2015. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 15, 2016, the noon buying rate was RMB6.4730 to US$1.00.

The following table sets forth various information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per U.S. Dollar)
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2827	6.4896	6.1870
October	6.3180	6.3505	6.3591	6.3180
November	6.3883	6.3640	6.3945	6.3180
December	6.4778	6.4491	6.4896	6.3883
2016
January	6.5752	6.5726	6.5932	6.5219
February	6.5525	6.5501	6.5795	6.5154
March	6.4480	6.5027	6.5500	6.4480
April (through April 15, 2016)	6.4730	6.4713	6.4810	6.4580

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

We have a history of operating and net losses and, despite the generation of income for the first time in 2015, we may incur operating or net losses in the future. In 2013 and 2014, we incurred operating losses of RMB99.4 million and RMB17.9 million, respectively, and net losses of RMB152.2 million and RMB93.1 million, respectively. Our historical operating and net losses were primarily due to significant upfront investments in connection with the expansion of our nationwide service network and infrastructure in recent years, which expose us to significant fixed costs and expenses. In 2015, we recorded operating income of RMB74.8 million (US$11.5 million) and net income of RMB696.3 million (US$107.5 million).  A significant portion of the net income was the result of a net gain of RMB736.8 million (US$113.7 million) related to sales of investment assets (after transaction costs and tax provision). If market demand for our car rentals and car services does not continue to increase as quickly as we have anticipated, or if there is a rapid and unexpected decline in such demand, we may be unable to generate sufficient revenues to offset fixed costs and achieve economies of scale, and our operating results may be materially adversely affected as a result of high operating expenses and underutilized capacity.

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

Furthermore, our historical and future results of operations in a specific period may be subject to the impact of various factors and events, which may make our results of operations in different periods less comparable with each other and may not be necessarily indicative of future trends. While we intend to implement various measures to control the increases in our cost of revenues as we ramp up our business rapidly, we cannot assure you that these measures will be as effective as we currently expect, or at all. If we cannot significantly increase our net revenues to offset our continuously increasing operating and other expenses, we will incur losses and our business, financial condition and results of operations will be materially and adversely affected. We may also incur significant losses in the future for a number of other reasons, including changes in the macroeconomic and regulatory environment, competitive dynamics, our inability to respond to these changes in a timely and effective manner and the other risks described in this annual report, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown events.

We face risks arising from our heavy reliance on our proprietary technology platform.

We rely heavily on our proprietary technology platform with various features specifically designed to improve and streamline our operations in accepting reservations, processing payments, managing our fleet, accounting for our various business activities and otherwise conducting our business. The satisfactory performance, reliability and availability of our proprietary technology platform are critical to our reputation, our ability to attract and retain customers and maintain adequate service levels. Any system interruption that results in the unavailability of our website or a disruption in our proprietary technology platform could result in negative publicity, damage our reputation and brand and cause our business and operating results to suffer. We may experience temporary system interruptions for a variety of causes, including network failures, power failures, cyber attacks, software errors or overwhelming user traffic to our website during periods of strong demand. In addition, we are dependent in part on third parties for the implementation and maintenance of certain aspects of our systems and because some of the causes of system interruptions may be outside of our control, we may not be able to remedy such interruptions in a timely manner, or at all. Although we regularly back up our data on servers in different locations or on hard drives stored in our offices, there can be no assurance that our systems back-up will successfully mitigate or eliminate these risks. Any disruption, termination, or provision of substandard services could adversely affect our brand, customer relationships, operating results and financial condition.

We face intense competition, and if we fail to compete effectively, we may lose market share, our revenues and margin may decrease and our results of operations may be adversely affected.

The car rental and car service industry in China is competitive and fragmented. We expect competition in China’s car rental and car service industry to persist and intensify.

As we provide comprehensive service offerings, we compete with different market participants in different market sectors at different levels. We currently compete primarily with national and international players, such as CAR Inc. and the affiliates of Avis  Rent a Car System, LLC in China, or Avis China, and regional players, such as China Yongda Automobiles Services Holdings   Limited., or Yongda, Shanghai Qiangsheng Holding Co., Ltd., or Qiangsheng, and Shouqi Car Rental Co., Ltd., or Shouqi, for our car rentals and car services business. In December 2014, we started to expand our car services to a business-to-consumer model through Ctrip’s website, mobile applications and offline channels. Although it is only complementary to our existing business-to-business car services, we may face potential competition from business-to-consumer car services providers such as Didi-Kuaidi, Uber China, UCAR and Yidao, all of which are GPS based mobile taxi and car hailing service providers.

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

We have experienced significant growth in recent years. Our total net revenues increased from RMB566.4 million in 2013 to RMB851.2 million in 2014, and further increased to RMB1,450.6 million (US$223.9 million) in 2015, although we recorded net losses of RMB152.2 million and RMB93.1 million in 2013 and 2014, respectively. We increased the total fleet size from 11,586 vehicles as of December 31, 2013 to 38,070 vehicles as of  December 31, 2015, and we had 1,861 directly operated service locations in 151 cities across China as of December 31, 2015. We may not be able to sustain these high growth rates in future periods and you should not rely on the growth in our revenue or fleet size in any prior period as an indication of our future performance.

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

We generally hold vehicles in our fleet for a term of three to four years, except for program cars as described below which typically have a holding period of 12 to 24 months. Depending on the conditions of our vehicles, our actual vehicle holding period may vary. As our fleet grows and matures, we expect vehicle dispositions to become a significant part of our operations. We have developed an internal rating system to assess the general conditions of our vehicles, and dispose of our used vehicles through a variety of disposition channels according to the rating results, including auctions, brokered sales, dealers and online used car marketplace. We also maintain a well-managed and disciplined vehicle disposition process which takes into consideration market timing, disposal price and seasonality. Given that China’s used vehicle market is still at its early stage and lacks a well-established credit system, we face uncertainties in our ability to dispose of our used vehicles at reasonable prices, in a timely manner or through appropriate  channels.

As China’s car dealers tapped into used car sales market, in late 2014, we started to have some program car arrangements with car dealers, and in some cases with used car sales brokers and online platforms. Program cars refer to vehicles of which disposal price and holding period have been predetermined and fixed by agreements. Pursuant to program car agreements, we have the option to sell, and car dealers have the obligation to repurchase, or in some cases, used car sales brokers/online platforms have the obligation to purchase, our vehicles at a specified repurchase price and after a specified holding period (typically 12 to 24 months), subject to certain vehicle condition, mileage and holding period requirements. Repurchase prices of program cars are generally based on a predetermined percentage of original vehicle cost and the month in which the vehicle is repurchased. We calculate the depreciation costs of such vehicles separately, based on their respective contractual repurchase prices and holding periods, and adjust the depreciation costs if the repurchase conditions of such vehicles are not met or we elect not to sell such vehicles as program cars. We believe program car arrangements could hedge certain risk from fluctuations in used car prices in the secondary market and offer additional alternatives of our vehicle acquisition and disposal channels. However, car dealers, used car sales brokers and online platforms may discontinue to offer program car arrangements to us on terms or at prices consistent with the current agreements, or at all. In addition, failure by a car dealer, used car sales broker or online platform to fulfill its obligations under any program car agreement may impact our results of operations if we are unable  to dispose of such vehicles at prices estimated at the time of purchase.

We carry substantial risk that the market value of a used vehicle at the time of its disposition may be less than its estimated residual value at such time. If we are unable to dispose of our used vehicles at prices that are equal to or greater than their estimated residual value, our depreciation costs will increase and we will incur losses resulting from the disposal, which may have material and adverse impact on our financial results. As our fleet size continues to grow, inability to dispose of our used vehicles at desirable prices or timing or through appropriate channels could have significant impact on our business.

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

•                  providing consistent and high-quality services to attract and retain individual customers as well as corporate and institutional clients;

•                  our ability to implement our strategies and make timely and effectively respond to competition and changes in customer preferences;

•                  our ability to increase awareness of our “eHi” brand and continue to develop customer loyalty; and

•                  recruitment, training and retaining of qualified managerial and other personnel.

Our failure to raise sufficient capital to fund and expand our operations at a reasonable cost could reduce our ability to compete successfully.

Our business requires a significant amount of capital in large part because we are prompted to continue to grow our fleet and expand our business in existing markets and to additional markets where we currently do not have operations. Our capital expenditures totaled RMB601.1 million, RMB1,327.7 million and RMB2,183.4 million (US$337.1 million) in 2013, 2014 and 2015, respectively, which were primarily used for vehicle purchases. We may require additional funding to implement our expansion strategy by offering additional equity or debt securities or obtaining additional credit facilities in the future. The sales of additional equity or equity linked securities could result in dilution of your shareholding. In addition, our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•                  economic, political and other conditions in China and elsewhere;

•                  our future results of operations, financial condition and cash flows; and

•                  general market conditions for capital raising activities in our industry.

In addition, pursuant to the Indenture dated December 8, 2015 in connection with our note offering, we are subject to the restrictive covenants including, among other things, financial covenants such as maintaining our shareholding structure, limitations on our ability to incur additional indebtedness or liens, which limit our ability to raise additional funds.

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

•                      the emergence of alternative transportation service models such as car-hailing, ride-sharing business and innovation of driver-less vehicles services;

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

The significant increase in the number of vehicles in China, primarily in major cities, and the traffic and pollution resulting from this increase have drawn the attention of both the government and the public. To address this issue, local governments in China have promulgated various policies to limit the increase in the number of vehicles, such as restricting the number of new local vehicle plates issued. For example, Beijing, Shanghai, Shenzhen, Guangzhou, Tianjin, Hangzhou and Guiyang city governments have adopted policies regarding issuing a limited number of local vehicle plates and/or restricting the entrance of vehicles with non-local vehicle plates into certain areas of the city. In addition, some cities in China, such as Beijing, Shanghai, Nanchang, Chengdu, Hangzhou and Guiyang, also implemented traffic control measures banning vehicles with certain license plate numbers to be on the road or into certain areas of the city during certain hours in a workday or certain days in a given week. If more cities adopt vehicle plate control policies, our costs to obtain new vehicle plates in such cities may significantly increase and our future expansion in these cities may be limited, which may materially and adversely affect our business, results of operations and prospects. In addition, if a large number of our rental cars is found in violation of these traffic control measures, we may be subject to fines for such violations which may increase our operating costs and expenses.

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

We generally experience some effects of seasonality due to increases in leisure travel and decreases in business travel activities during the summer season and public holidays in China such as Chinese New Year, Labor Day and National Day, although the seasonal impacts on our car rentals and car services may, to some extent, be offset by each other. In addition, we typically launch promotions for certain car rentals and car services in selected cities after major holidays in China. Seasonal changes in our revenues do not alter certain of our expenses, such as depreciation, store expenses and insurance, that are fixed in the short run, typically resulting in higher profitability in periods when our revenues are higher and lower profitability in periods when our revenues are lower. Our revenues may also fluctuate due to inclement weather conditions, such as snow or rain storms. In addition, other seasonality trends may develop and the existing seasonality that we experience may change.

Unidentified individuals claiming to be company employees with information about the operations of our company have alleged that we have publicly misrepresented financial information and key operating metrics. Our company has investigated these allegations and determined they are without merit. However the public dissemination of these allegations could affect our reputation, our business and the market for our securities and the price of our ADSs.

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

                In addition, any negative publicity, regardless of its veracity, could harm our brand image and reputation. Furthermore, pursuant to the global affiliation agreement we entered into with Enterprise China, our signage and logo are displayed alongside the signage and logos of certain subsidiaries of Enterprise, including “Enterprise,” “Enterprise Rent-A-Car,” “Alamo,” “Alamo Rent A Car,”   “National” and “National Rent A Car,” in several cities in China and certain major North American gateway airports. Any negative publicity involving such brands or deterioration in the quality of services provided by these subsidiaries of Enterprise may also harm  our brand image.

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

Vehicles in use for less than five years in China used to be subject to mandatory biennial inspection by transportation authorities. Such rules were changed by the Opinion regarding Strengthening and Improving the Inspection Work of Automobile Vehicles, or the Inspection Work Opinion, issued in April 2014. According to the Inspection Work Opinion, starting from September 1, 2014, non- operational cars and other small-size, mini-type passenger vehicles which are registered for less than six years are exempted for vehicle inspections, and such vehicles which are registered for more than six years (including six years) are still subject to vehicle inspections. For a vehicle to pass the inspection, all point deductions recorded on the vehicle must be offset by applying the drivers’ available  points.

          Some of our vehicles have point deductions recorded on them due to customer traffic violations caught by automated traffic enforcement systems. For our vehicles to pass their mandatory biennial inspection, we coordinate with our customers who committed  the traffic violations to offset the point deductions recorded on our vehicles by applying their available points. However, depending on the volume of vehicles due for inspection and the time required to coordinate with our customers, we sometimes have been unable to timely offset all the point deductions on our vehicles before their inspection dates, and may be unable to do so in the future. If we fail to promptly offset the point deductions recorded on our vehicles, our vehicles will not be able to pass the inspection and will be suspended from road use and disposition until all points deductions are offset, which may materially and adversely affect our business, results of operation and financial condition. Historically, the number of our vehicles that did not pass the mandatory vehicle inspection was minimal.

In addition, while we obtain pre-authorized credit card payments when our car rental customers pick up or return the rental vehicles, such pre-authorized payments may not be sufficient to cover fines arising from such customers’ traffic violations. In the event that traffic fines exceed the pre-authorized payment amount, we may not be able to fully recover outstanding balances from such customers in time or at all, which may materially and adversely affect our business, results of operations and financial condition.

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

We depend on third-party service providers for certain aspects of our business. For example, we rely on third parties to complement our coverage for chauffeured car services in certain cities, implement and maintain certain aspects of our technology system, and supplement our vehicle repair and maintenance capabilities. Although we actively monitor the operations of these third- party service providers, and under certain circumstances have the ability to terminate their services for failure to adhere to contracted operational standards, we are unlikely to detect all the problems. If these third-party service providers do not provide adequate services to our customers or us, we have to seek to replace such service providers or remedy the inadequate services, and our reputation, brand image and our business could be materially adversely affected. We may also be held responsible for actions or non- actions of such third parties, which may expose us to possible liabilities.

Restrictive covenants contained in the agreements governing our indebtedness may impose restrictions on our business, and failure to comply with these restrictions may adversely affect our liquidity, financial condition and result of operations.

We are subject to restrictive covenants under our credit facilities with banks and third-party financing companies, as well as  restrictive covenants under the Indenture dated December 8, 2015 in connection with our note offering, or the Indenture. These restrictive covenants include, among other things, financial covenants such as maintaining our shareholding structure, limitations on our ability to incur additional indebtedness, make investments or loans, engage in merger or acquisition activities, pay dividends, redeem capital stock or make certain other restricted payments, enter into transactions with affiliates, create new mortgages or charges, requirements to make timely reports, restrictions on the use of proceeds from asset sales, and requirements to provide notice or obtain consent for certain significant corporate events. In addition, as part of our financing arrangements entered into with several third-party financing companies, we pledged some of our vehicles as well as 5.76% equity interest in eHi Rental and 100% equity interest in eHi Chengshan, two of our PRC operating subsidiaries, to such third-party financing companies, and agreed not to dispose of such collateral during the term of such financing arrangements.

Failure to meet any of these financial covenants or to comply with any other restrictive covenants in the Indenture or our current or future debt agreements may lead to a default by us under the terms of these agreements and entitle lenders to terminate their commitments to lend to us, where applicable, declare all outstanding indebtedness thereunder to be immediately due and payable and requires us to pay accrued and unpaid interest at higher interest rates, as the case may be. Furthermore, any event or default or acceleration of payment under any of such debt agreements may trigger cross-default or cross acceleration provisions in other agreements governing our indebtedness. If lenders accelerate the repayment of our borrowings, we may not have sufficient cash to timely repay the borrowings we may not be able to find alternative financing, and any repayment may disrupt our cash flow and liquidity plans. Even if we could obtain alternative financing, we cannot assure you that it would be on terms that are favorable or acceptable to us. Additionally, we have provided collateral under certain credit facilities. If we cannot repay these borrowings, lenders may take ownership of such collateral granted to them or choose to enforce their security rights thereunder. As a result, we may lose access to our assets pledged as collateral and be unable to engage in certain business activities or finance future operations or capital needs, and our business, financial condition and results of operations would be materially and adversely affected.

Shortage in vehicle supply or failure to pass on increased vehicle acquisition costs to customers may adversely affect our business and results of operations.

As of December 31, 2015, approximately 86% of our period-end fleet size were purchased through dealers of Volkswagen,  SAIC Motor, PSA Peugeot Citroen, General Motors and Honda vehicles located in China. We may experience a shortage in the supply of certain vehicle models in the future. For example, if any supplier is unwilling or unable to provide us with vehicles in required quantities or to deliver vehicles on time, we may not be able to find alternative sources on satisfactory terms in a timely manner, or at all. If any shortage in vehicle supply occurs, our business and results of operations may be materially adversely affected.

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

Our success significantly depends upon the continuing service of our senior management team, including Mr. Ray Ruiping Zhang, our founder, chairman and chief executive officer, Mr. Leo Lihong Cai, our executive vice president of sales and marketing, Mr. Colin Chitnim Sung, our chief financial officer and Mr. Chun Xie, our chief information officer. We rely on our management team’s experience in business operations, their business vision, management skills and working relationships with our employees, customers, suppliers, third-party service providers and other business partners to execute our business strategies and to achieve our business objectives. In addition, our ability to attract and retain key personnel is a critical aspect of our competitiveness. If one or more members of our senior management team or other key employees are unable or unwilling to continue in their present position, we may not be able to replace them easily, or at all. As a result, our business could be severely disrupted and our financial condition and results of operations could be materially adversely affected.

If the average salary or statutory welfare expenses of our employees increase significantly, our profitability may be materially adversely impacted.

As of December 31, 2015, we had 4,991 full-time and 655 part-time employees. We believe we will continue to hire additional employees to keep in line with our expansion.

China has recently experienced a significant increase in employment compensation levels. If the average salary of our employees increases significantly, our profitability may be materially adversely impacted. In addition, under various PRC labor-related laws, rules and regulations, employers are required to contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, work-related injury insurance, maternity leave insurance, and housing accumulation funds. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. If the relevant PRC authorities determine that we must make supplemental social insurance and housing fund contributions and/or that we are subject to fines and legal sanctions, our business, financial condition and results of operations may be adversely affected.

Significant increases in fuel costs or limitations in fuel supplies could seriously harm our business.

We are generally responsible for fuel costs and supplies when providing chauffeured car services. While customers using our car rental services are typically responsible for the costs of fuel during the rental term, any increase in fuel costs or limitation in fuel supplies may discourage them from renting vehicles from us. Fuel prices in China increased significantly in 2012 and 2013, which has increased our cost of revenues. Future significant increases in fuel prices or a severe or protracted disruption of fuel supplies could have a material adverse effect on our financial condition and results of operations.

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

We may suffer from insufficient insurance coverage for our vehicles or liabilities resulting from our operations. We bear the risk of damage to or losses of our vehicles, including those caused by accident, theft or natural disaster. We are also exposed to claims for personal injury or death and property damage as a result of automobile accidents involving vehicles driven by our customers or chauffeured car services provided by our drivers or third party service providers outsourced by us. We maintain motor vehicle damage insurance, third-party liability insurance, compulsory traffic accident insurance and other insurance coverage, although there can be no assurance that such coverage will be sufficient or adequate. Furthermore, due to the large volume and broad geographic coverage and rapid growth of our fleet, we may fail to renew our insurance policies on a timely basis. A successful claim against us beyond the scope or limit of our or our third party service providers’ insurance coverage may have a material adverse effect on our business, financial condition and results of operations. In addition, uninsured claims filed against us or the inability of our insurers to pay otherwise-insured claims would have an adverse effect on our financial condition. Moreover, if the insurance premiums we pay to the insurance companies increases significantly, our results of operations would be materially adversely affected.

In addition, we face risks and contingent losses resulting from car theft. We equip all of our vehicles with GPS-based tracking devices that monitor the precise location of the vehicles at all times, and a significant majority of such devices are covered by GPS product liability insurance. However, sophisticated thieves could locate and disable such devices, which may lead to an increase in our lost vehicles from car theft. Since our inception in 2006, we had written off a total of 151 vehicles as of December 31, 2015 as a result of car theft and other reasons. As we have not maintained any robbery or theft insurance for our vehicles, such losses may not be sufficiently covered by the GPS product liability insurance, which may adversely affect our results of operations.

Future acquisitions could prove difficult to integrate or disrupt our business and lower our operating results.

Our growth strategy may involve the acquisition of businesses and/or entities, or entering into strategic partnerships or alliances in areas in which we do not currently operate or have sufficient capacity to operate. For example, in April 2014, we made a strategic investment in Travice Inc., which develops and operates the Kuaidi mobile taxi and car hailing service provider. Travice Inc. was merged with Xiaoju Science and Technology Limited in February 2015, and we subsequently transferred such investment to an independent third party in June 2015. In January 2016, we entered into agreements, pursuant to which we agreed to extend entrusted bank loans of RMB50 million to a local car rentals and car services provider, and  we have an option to convert the our creditor rights into equity interest of the borrower at a pre-determined valuation after the one-year term of the loans.  Our future strategic investments and acquisitions may expose us to potential risks, including risks associated with:

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

We have entered into a global affiliation agreement with Enterprise China in connection with our Series D private placement with The Crawford Group, Inc., or Crawford, the parent company of Enterprise Holdings. Under this agreement which Enterprise China, its affiliate, Enterprise Holdings and their affiliates, or collectively Enterprise, have granted us, in certain designated region, a royalty free license with the right to sublicense certain of their trademarks, service marks, trade names, signage and logos, symbols and designs associated with the names “Enterprise,” “Enterprise Rent-A-Car,” “Alamo,” “Alamo Rent A Car,” “National” and “National Rent A Car” for the purpose of pursuing business referrals between Enterprise and us, processing such referrals and servicing business referred to us by Enterprise. If we or any of our sublicensees use these licensed intellectual properties improperly or outside the scope of the license granted to us, we may be subject to claims of trademark or other intellectual property infringement by Enterprise. In the case that Enterprise does not have all the requisite rights to grant us an exclusive license to use such marks, we may be subject to claims of trademark or other intellectual property infringement by the rightful owners of these marks for using these intellectual property rights for unauthorized using these intellectual property rights. Any resulting litigation may be time-consuming and costly, with inherent uncertainty as to the outcome. If these owners successfully assert a claim for intellectual property infringement against us, the liability may adversely impact our business, financial condition and results of operations.

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

We adopted the 2010 Performance Incentive Plan, or the 2010 Plan, in April 2010, which was amended and restated in December 2010 and August 2014. In October 2014, we adopted the 2014 Performance Incentive Plan, or the 2014 Plan, which became effective immediately after the completion of our initial public offering in November 2014. We are required to account for share-based compensation as an expense based on the grant date fair value of share options, restricted shares or other equity incentives to employees with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. As of the date of this annual report, a total of 5,198,250 options and 450,000 issued but not fully vested restricted shares granted under the 2010 Plan and the 2014 Plan were outstanding. If we grant more options, restricted shares or other equity incentives, we could incur significant compensation charges and our results of operations could be adversely affected.

An economic downturn could result in a decline in business and leisure travel activities, which could materially adversely affect our business.

Our results of operations are affected by many economic factors, including the level of economic activity in the car rental and car service industry in China. Any actual or perceived threat of a financial crisis in China could have an adverse impact on the car rental and car service industry, including a tightening of the credit markets, reduced business and leisure travels, reduced customer spending and volatile fuel prices. According to the National Bureau of Statistics of China, China’s GDP growth slowed to 6.9% in 2015. Any prolonged slowdown in China’s economy might lead to tightened credit market, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. In response to their perceived uncertainty in economic conditions, our customers may also delay, reduce or cancel their travel activities. To the extent any fluctuations in the Chinese economy significantly affect our customers’ demand for our services or change their spending habits, our results of operations may be materially adversely affected.

Disputes with our strategic partners may arise during our cooperation with such partners, which may result in indemnification or other claims against us and/or termination of the cooperation and have an adverse impact on our business, results of operations and prospects.

We have established strategic partnerships with two leading travel service providers, Enterprise and Ctrip. We are the designated and preferred business partner of Ctrip in providing car rental services and Ctrip integrated access to our online reservation system in its Ctrip Travel mobile application in June 2014 as part of our cooperation. In December 2014, we started to expand our chauffeured car services to a business-to-consumer model through Ctrip’s website, mobile applications and offline channels. In addition, our global affiliation agreement with Enterprise China, entered into in March 2012, provides a wide range of arrangements, including rental referrals and trademark licensing. In performing the obligations under these cooperation, disputes may arise with respect to matters such as the improper use of the relevant licensed intellectual property rights, non-compliance of performance standards, non-competition, resolutions of customer complaints, and reimbursement of expenses relating to rental referrals. We and our strategic partners may have different interpretations of certain contractual provisions in relevant agreement, in particular, the various provisions in these agreements that require, for instance, “reasonable efforts” in rental referrals and “commercially reasonable efforts” to facilitate and support the other party’s marketing activities. Our failure to resolve these disputes may subject us to indemnification or other claims from our strategic partners. In addition, our strategic partners may terminate these cooperations if we commit a material breach of relevant agreements. Such claims and/or termination of these agreements may adversely affect our business, results of operations and prospects.

We face risks related to natural disasters and health epidemics in China, which may materially adversely affect our business and results of operations.

          Our business may be materially adversely affected by natural disasters or the outbreak of health epidemics in China. For example, in May 2008, Sichuan Province suffered a strong earthquake measuring approximately 8.0 on the Richter scale, and in April 14, 2010, another severe earthquake measuring approximately 7.1 hit part of Qinghai province in western China, each of which caused widespread damage and casualties. In addition, in the last decade, China has suffered health epidemics related to the outbreak of avian influenza (including H1N1 and H7N9 subtypes) and severe acute respiratory syndrome. If such health epidemics become widespread in China or increase in severity, it may have an adverse effect on economic activities in China, with the potential to severely disrupt our business operations and harm our results of operations. Any future natural disasters or health epidemics in the PRC may also materially adversely affect our business and results of operations. In addition, unfavorable developments in domestic and international politics, including military conflicts, political turmoil and social instability, may also adversely affect consumer confidence and reduce customer spending, which could in turn materially and adversely affect our growth and profitability.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

          We are subject to reporting obligations under the U.S. securities laws. Among other things, the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, adopted rules requiring every public company, including us, to include a report from management on the effectiveness of its internal control over financial reporting in its second annual report on Form 20-F. We began to be subject to these requirements since the annual report for the year ended December 31, 2015.

In connection with management’s assessment of the effectiveness of our internal control over financial reporting for the year ended December 31, 2015, our management identified two material weaknesses and other control deficiencies in our internal control over financial reporting, and determined that as of December 31, 2015, our disclosure controls and procedures and our internal control over financial reporting were ineffective. See “Item 15 — Controls and Procedures.” Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting, as we are not required to comply with the auditor attestation requirements of Section 404 for as long as we are an emerging growth company, a status which prevails until the earlier of the fifth anniversary from the date of our initial public offering or until certain other specific criteria are met, pursuant to the JOBS Act. However, in connection with the audits of our consolidated financial statements as of and for the three years ended December 31, 2015, our independent registered public accounting firm identified the same material weaknesses and control deficiencies in our internal control over financial reporting as of December 31, 2015. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or the PCAOB, a “material weakness” is a significant deficiency, or combination of significant deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects our ability to initiate, authorize, record, process, or report external financial data reliably in accordance with U.S. GAAP such that there is more than a remote likelihood that a misstatement of our financial statements that is more than inconsequential will not be prevented or detected by our employees.

The material weaknesses identified related to insufficient accounting resources and expertise necessary to comply with U.S. GAAP and a lack of sufficient and documented financial closing policies and procedures, specifically those related to period end cut-off, account clarification and presentation. These material weaknesses were identified in the prior year and determined to be continuing matters as of December 31, 2015. Although we have taken measures and plan to continue to take measures to remedy these deficiencies, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting, and we may not conclude that they have been fully remedied. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that satisfies our reporting obligations. In addition, during the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other material weaknesses and deficiencies in our internal control over financial reporting. In addition, our independent registered public accounting firm has not undertaken a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. In light of the material weaknesses and control deficiencies that were identified as a result of the limited procedures performed, we believe it is possible that, had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses and control deficiencies may have been identified.

Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud. We may also incur additional costs and use management and other resources in order to comply with Section 404 and remediate the material weaknesses and control deficiencies.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board and, as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issued the audit report included in this annual report filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by the PCAOB.

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

In February 2015, each of the Big Four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the China Securities Regulatory Commission, or the CSRC. If future document productions fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure.

If the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our ADSs from the New York Stock Exchange or the termination of the registration of our ADSs under the Exchange Act, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States and our access to the capital markets in the United States.

We are an “emerging growth company” within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act, and are not required to comply with certain periodic disclosure and current reporting requirements of the Exchange Act. In addition, we are an “emerging growth company,” pursuant to the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company until the earlier of the fifth anniversary from the date of our initial public offering or until certain other specific criteria are met. We intend to rely on the exemption from the auditor attestation requirement under Section 404.

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

We are a public company and incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the NYSE, impose various requirements on the corporate governance practices of public companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. In particular, as an emerging growth company, we intend to rely on certain exemptions from various reporting requirements that are applicable generally to public companies. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures.

We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we have incurred, and will continue to incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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

According to the 2011 MOT Notice, a car rental company must obtain appropriate approval before it may conduct road passenger transportation business. However, the 2011 MOT Notice does not define the term “road passenger transportation business.” Furthermore, some local rules explicitly restrict a car rental company from concurrently providing chauffeur services and car rental services through the same entity. In August 2011, Shanghai Municipal Transport and Port Authority issued Certain Opinions on Standardizing the Regulation of Car Rental Industry, which provides that car rental companies shall not provide drivers for the vehicles they rent but may at the requests of their customers sign service agent contracts on behalf of their customers with third-party labor service companies, under which the labor service companies may provide drivers to car rental customers. We currently provide chauffeured car services primarily to our corporate and institutional clients and generally enter into long-term framework agreements with these clients, pursuant to which our vehicles and chauffeur services are provided by different subsidiaries. Our PRC counsel, Grandall Law Firm (Shanghai), has advised us that such business arrangements are not in violation of any existing applicable laws, regulations at national level or local rules of cities where we currently provide chauffeured car services in China. However, we cannot assure you that relevant local government authorities will not interpret the laws and regulations differently, find our activities in violation of relevant laws and regulations and impose penalties on us. If the relevant local government authorities is of the view that our business arrangements of chauffeured car services are not in compliance with applicable laws and regulations, we may be subject to fines and other administrative actions in some cities where we have provided such services. Furthermore, a company that sets up a branch to conduct business in a location outside its domicile must have such the branch registered with the local counterpart of the State Administration for Industry and Commerce, or the SAIC.

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

On August 12, 2014, administration of the Beijing Traffic Committee issued a Notice On Forbidding Car Rental Enterprises to Facilitate Illegal Transport Business, providing that a car rental enterprise is prohibited from (i) using private vehicles or other vehicles not belonging to it to conduct its car rental business, and (ii) facilitating illegal transport business operators. Similar restrictions may be expanded to other areas in China. In January 2015, we entered into a series of contractual arrangements with our PRC incorporated variable interest entity eHi Car Sharing and its shareholders, which is intended to provide an online platform for P2P car rental. P2P car rental is new mode of transportation, where vehicles are provided by private vehicles owners to individual customers via a third-party online platform. As P2P car rental is at a very early stage of development in China, there are currently no national or local laws or regulations specifically regulating such business. If in the future there are laws or regulations specifying that P2P car rental is illegal or the above notice shall apply to P2P car rental, then we may not be able to expand our business to P2P car sharing in the future.

In October 2015, MOT published a discussion draft of rules on the administration of online car-hailing services. The draft rules require online car-hailing platform operators to obtain licenses from governmental authorities, sign employment contracts with drivers, and register and set up offices in all the areas where their services are provided. Private vehicle owners which provide car-hailing services through online platforms are required to meet certain requirements and to take exams to obtain licenses from governmental authorities, and their cars could be required to be converted into vehicles for commercial use. The draft rules, if enacted as proposed, may materially increase our compliance costs.

As the car rental and car service industry is mainly regulated by government authorities at local levels, penalties arising from the failure to obtain or renew any required permits, licenses or filings in a timely manner or at all or to comply with any existing or future laws and regulations may be different in different locations, which generally include a fine up to RMB100,000 or up to ten times of the amount of illegal income per violation (depending on the amount of illegal income, if any), confiscation of illegal income, suspension of operations, detention of cars and revocation of the licenses or permits required for business operations. In addition, any business operation by a branch without a valid business license may subject to a fine of up to RMB100,000.

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

There remains significant international pressure on the PRC government to adopt a flexible currency policy. Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Substantially all of our revenues and costs are denominated in Renminbi, while a portion of our cash and cash equivalents from offshore financing activities are denominated in U.S. dollars. An appreciation of the Renminbi against the U.S. dollar would make any new RMB-denominated expenditures more costly to us, to the extent that we need to convert U.S. dollars into Renminbi for such purposes; and it would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar-denominated financial assets into Renminbi, our reporting currency.  Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ADSs or make repayments for our 2018 Senior Notes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

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

In 2006, six PRC regulatory agencies, including the CSRC, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules established additional procedures and requirements that could make merger and acquisition activities by foreign investors more complex and time-consuming. For example, the Ministry of Commerce, or MOFCOM, shall be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise or a foreign company with substantial PRC operations if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council on August 3, 2008 are triggered. Furthermore, MOFCOM promulgated the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors in August 2011, or the MOFCOM Security Review Rules, which came into effect on September 1, 2011, to implement the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011, or Circular No. 6. According to Circular No. 6, a security review is required for mergers and acquisitions of PRC domestic enterprises by foreign investors (i) having “national defense and security” concerns, and (ii) where the foreign investors may acquire the “de facto control” of the PRC domestic enterprises having national security concerns such as key farm products, key energy and resources, and key infrastructure, transportation, technology and major equipment manufacturing industries. Circular No. 6, however, does not define the term of “key” or “major,” nor has it exhausted all the industries that may be deemed as sensitive industries subject to the security review. According to the MOFCOM Security Review Rules, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the security review by MOFCOM, the principle of “substance over form” should be applied and foreign investors are prohibited from bypassing the security review requirement by structuring transactions through nominee holding structure, trusts, indirect investments, leases, loans, control through contractual arrangements, offshore transactions, or other means. On January 19, 2015, MOFCOM published the draft Foreign Investment Law which sets forth more specific rules regarding the procedures of national security review. The application and interpretation of the MOFCOM Security Review Rules remain unclear. PRC Anti-trust Law also requires certain merger and acquisition transactions be subject to merger control review by MOFCOM, and we may not be able to obtain the necessary approval in the case of our future mergers and acquisitions.

If we do not seek the necessary approval, we could be subject to administrative fines or other penalties imposed by the relevant PRC authorities. However, because there are not always specific provisions of the fines or penalties for such violations under current PRC laws and regulations, it is uncertain what penalties we may face. In the future, we may grow our business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rules, the MOFCOM Security Review Rules, PRC Anti- trust Law and other related regulations to complete such transactions could be time-consuming and any approval procedures, including obtaining approval from MOFCOM or its local counterparts, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. In addition, such additional procedures and requirements could make it more difficult or time-consuming for us to dispose of any of our business operations or assets in China.

We may be classified as a “resident enterprise” for PRC enterprise income tax purposes; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law, or the EIT Law, and its Implementing Rules, an enterprise established outside of China whose “de facto management bodies” is located within the PRC is considered a PRC “resident enterprise” and will be subject to the uniform 25% PRC enterprise income tax rate on their global income. Under the Implementing Rules of the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and other assets of an enterprise. In addition, a tax circular issued by the State Administration of Taxation, or the SAT, on April 22, 2009, referred to as Circular 82, provides that certain Chinese-invested enterprises controlled by PRC enterprises or PRC enterprise groups and established outside of China will be classified as resident enterprises only if all the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors with voting rights. Circular 82 also clarified that dividends and other income paid by such resident enterprises will be considered to be PRC sourced income and subject to PRC enterprise income tax.

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

We are a holding company incorporated under the laws of the Cayman Islands. We conduct substantially all of our business through our PRC subsidiaries and we derive all of our income from these subsidiaries. Prior to January 1, 2008, dividends received by foreign investors from foreign-invested enterprises in China were exempted from withholding tax. However, such tax exemption ceased after January 1, 2008 with the effectiveness of the EIT Law and its Implementing Rules, and a withholding tax rate of 10% applies to such dividends (subject to reductions by the relevant tax treaties or similar tax arrangements, if applicable) except for accumulated and undistributed profit generated by foreign-invested enterprises before January 1, 2008 and distributed to foreign investors after the year of 2008.

According to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, signed on August 21, 2006, or the Hong Kong Tax Treaty, a company incorporated in Hong Kong, such as eHi Auto Services (Hong Kong) Holding Limited, or eHi Hong Kong, and L&L Financial Leasing Holding Limited, or L&L, is subject to withholding income tax at a rate of 5% on dividends it receives from its PRC subsidiaries if it holds a 25% or more interest in such PRC subsidiaries, or at a rate of 10% if it holds less than a 25% interest in such subsidiaries. In addition, the State Administration of Taxation, or the SAT, promulgated a tax circular on October 27, 2009, or Circular 601, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance, and a beneficial ownership analysis will be used based on a “substance over form” principle to determine whether or not to grant tax treaty benefits. On June 29, 2012, the SAT issued the Announcement of the SAT regarding Recognition of “Beneficial Owner” under Tax Treaties, or Announcement 30, which provides that a comprehensive analysis should be made when determining the beneficial owner status based on various factors that are supported by various types of documents, including the articles of association, financial statements, records of cash movements, board meeting minutes, board resolutions, staffing and materials, relevant expenditures, functions and risk assumption as well as relevant contracts and other information. As a result, although each of Hong Kong subsidiaries eHi Hong Kong and L&L holds an interest of more than 25% in the PRC subsidiaries, it is more likely than not that eHi Hong Kong and L&L, as holding companies without other business substance, would not be entitled to tax treaty benefits and enjoy the favorable 5% rate applicable under the Hong Kong Tax Treaty on dividends. If eHi Hong Kong and L&L cannot be recognized as the beneficial owners of any dividends to be paid by our PRC subsidiaries to us, such dividends will be subject to a withholding tax of 10% as provided by the EIT Law. As of the date of this annual report, our PRC subsidiaries have not paid any dividends, and do not currently plan to pay dividends in the foreseeable future, to our company and Hong Kong subsidiaries.

The PRC government’s pilot plan to replace the business tax with a VAT may require us to pay more taxes.

Prior to January 1, 2012, pursuant to the Provisional Regulation of China on Business Tax and its Implementing Rules, an entity or individual rendering services in China was generally subject to a business tax at the rate of 5% on revenues generated from the provision of such services. In November 2011, the Ministry of Finance and the SAT promulgated relevant rules for a VAT Pilot Program, which imposed value-added tax, or VAT, in lieu of business tax, for certain industries and certain regions at the initial stage. The VAT Pilot Program was implemented for certain industries in Shanghai in January 2012, and was expanded to Beijing, Tianjing, Jiangsu, Zhejiang, Guangdong and other regions in August 2012. Since August 2013, the VAT Pilot Program has been expanded nationwide. On March 23, 2016, the Ministry of Finance and the SAT jointly issued the Notice on Comprehensive Implementation of the Pilot Program for Imposition of Value-Added Tax to Replace Business Tax, or the Notice. Pursuant to the Notice, the VAT will be implemented comprehensively across the country and extended to all industries, effective from May 1, 2016.

Most of our key operating subsidiaries are located in Shanghai, Beijing, Guangzhou and other major cities, and since the VAT Pilot Program applied to these cities, we have been in general subject to a 17% VAT for car rental services, an 11% VAT for designated driving services and a 6% VAT for qualified management services, respectively, which have the effect of reducing our net revenues. Despite the decrease in net revenues, we could benefit from the deductible VAT we paid for vehicle purchases and other suppliers to offset the increased tax payments. In February 2012, relevant local government authorities in Shanghai issued a notice to provide financial subsidies to companies incorporated in Shanghai which are subject to a higher tax burden due to the VAT Pilot Program. However, such financial subsidies will not be continued in the future as the VAT will be applicable to all taxpayers from May 1, 2016. In addition, the rules related to the nationwide VAT implementation are still evolving and the timing of the promulgation of the final VAT rules or related interpretation is uncertain. If we are unable to obtain sufficient qualified VAT invoices from our suppliers to offset the increased tax payments, the VAT will have a material adverse effect on our financial condition and results of operations.

We and our investors might face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises where non-PRC resident holding companies are involved .

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the SAT on December 10, 2009 with retroactive effect from January 1, 2008 and Several Issues Related to Administration of Enterprise Income Tax for Non-Resident Enterprises, or Bulletin 24, issued by the SAT on March 28, 2011 and came into effect as of April 1, 2011, where a non-PRC resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposing of the equity interests of an overseas holding company, or an Indirect Transfer, under certain circumstances the PRC tax authority may disregard the existence of the overseas holding company if the Indirect Transfer lacks a reasonable commercial purpose and is arranged for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax at a rate of up to 10%.

On February 3, 2015, the SAT issued the Bulletin on Certain Issues Concerning the Enterprise Income Tax on the Indirect Transfer of Properties by Non-resident Enterprises, or Circular 7, which comes into effect upon issuance and abolishes certain provisions in Circular 698 and Bulletin 24 and also provides more guidance on a number of issues under Circular 698. Circular 7 stipulates that when a non-resident enterprise transfers the assets (including equity interests) in an overseas holding company, which directly or indirectly owns PRC taxable properties, including equity interests in a PRC company (“PRC Taxable Assets”), for the purposes of avoiding PRC enterprise income taxes through an arrangement without reasonable commercial purpose, such an indirect transfer should be re-characterized as a direct transfer of PRC Taxable Assets in accordance with the Enterprise Income Tax Law, unless the overall arrangements relating to an indirect transfer of PRC Taxable Assets satisfies either of the safe harbor rules: (i) where a non-resident enterprise derives income from the indirect transfer of PRC Taxable Assets by acquiring and selling equity interests of a same listed overseas company on a public market; or (ii) where the non-resident enterprise had directly held and transferred such PRC Taxable Assets, the income from the transfer of such PRC Taxable Assets would have been exempted from enterprise income tax in the PRC under an applicable tax treaty or arrangement.

As Circular 7 was newly implemented and only became effective in February 2015, there might be limited precedents regarding the application and enforcement of Circular 7 and it remains uncertain whether such exemptions or relevant provisions of Circular 7 will be applicable to the transactions such as our future disposal of subsidiaries, acquisitions of complementary businesses, or restructuring of our organizational structure where non-PRC resident investors and PRC Taxable Assets are involved. In addition, our transfer of a 100% equity interest in Elite Plus in June 2015 may also be subject to relevant provisions under Circular 7. Elite Plus is a British Virgin Islands company and currently holds a stake in Xiaoju Kuaizhi Inc., a Cayman Islands company with PRC operations. We have submitted materials related to this transaction to the relevant PRC tax authorities and also made a tax provision in our 2015 financial statements. The PRC tax authorities are still reviewing this transaction.

In addition, our company and our non-PRC resident investors, other than those both acquiring and selling shares on a public exchange, may, as a result of the above-mentioned transactions, become at risk of being taxed under Circular 7 and may be required to undergo burdensome procedural formalities  to comply with Circular 7 or to establish that we or our non-PRC resident shareholders should not be taxed under Circular 7, which may have a material adverse effect on our financial condition and results of operations or such non-PRC resident investors’ investments in us.

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

Under existing PRC foreign exchange regulation, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without approval from the PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders. Further, there is no assurance that new regulations will not be promulgated in the future that would have the effect of further restricting the ability of our operating subsidiaries to pay dividends or other distributions out of PRC.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from the offerings of any securities to make loans or additional capital contributions to our PRC operating subsidiaries.

          In 2015, we raised gross proceeds of approximately US$134.0 million from a private placement of common shares, and completed an offering of US$200 million in aggregate principal amount of senior unsecured notes due 2018. As an offshore holding company, our ability to make loans or additional capital contributions to our PRC operating subsidiaries is subject to PRC regulations and approvals and there are restrictions for us to make loans to our affiliated Chinese entities. These regulations and approvals may delay or prevent us from using the proceeds we received in the past or will receive in the future from the offerings of securities to make loans or additional capital contributions to our PRC operating subsidiaries and our affiliated Chinese entities, and impair our ability to fund and expand our business which may adversely affect our business, financial condition and result of operations.

For example, SAFE promulgated the Circular on the Relevant Operating Issues concerning Administration Improvement of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or Circular 142, on August 29, 2008. Under Circular 142, registered capital of a foreign-invested company settled in RMB converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC. In addition, foreign-invested companies may not change how they use such capital without SAFE’s approval, and may not in any case use such capital to repay RMB loans if they have not used the proceeds of such loans. In addition, to strengthen Circular 142, on November 9, 2011 the SAFE promulgated the Circular on Further Clarifying and Regulating Relevant Issues Concerning the Administration of Foreign Exchange under Capital Account, or Circular 45, which prohibits a foreign invested company from converting its registered capital in foreign exchange currency into RMB for the purpose of making domestic equity investments, granting entrusted loans, repaying inter-company loans, and repaying bank loans that have been transferred to a third party. Circular 142 and Circular 45 may significantly limit our ability to transfer the net proceeds from offerings of our securities or any future offering to our PRC subsidiaries and convert the net proceeds into RMB, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC. On March 30, 2015, the SAFE promulgated a Circular on Reforming of Administrative Methods Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Companies, or Circular 19, which became effective on June 1, 2015, superseding Circular 142. According to Circular 19, although it restates certain restrictions on use of investment capital in foreign currency by foreign invested company, it specifies that the registered capital of a foreign-invested company in foreign currency can be converted into RMB voluntarily and be allowed to use for equity investment in the PRC subject to certain reinvestment registration with local SAFE made by the invested company. However, since Circular 19 is newly issued, its interpretation and enforcement involve significant uncertainties.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular 19, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from our offshore financing activities and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

It is unclear how SAFE Circular 37 and any future regulation concerning offshore or cross-border transactions will be interpreted, amended and implemented by the relevant government authorities. We cannot predict how these regulations will affect our business operations or future strategy. We may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations.

If the PRC government deems that the contractual arrangements in relation to our variable interest entities do not comply with PRC governmental restrictions on foreign investment, or if these regulations or the interpretation of existing regulations changes in the future, we could be subject to penalties or be forced to relinquish our interests in the variable interest entities.

Foreign ownership of certain types of Internet and mobile services is subject to restrictions under applicable PRC laws, rules and regulations. For example, a commercial operator of Internet content services must obtain a value-added telecommunication business operating license, an ICP license, issued by the appropriate telecommunications authorities. Our current major operations are not subject to ICP license requirements. To further expand our Internet and mobile services, in March 2014, we entered into a series of contractual arrangements with our PRC incorporated variable interest entity eHi Information, and its shareholders. eHi Information obtained the ICP license from the relevant telecommunication authorities on September 24, 2014. In January 2015, we entered into a series of contractual arrangements with our PRC incorporated variable interest entity eHi Car Sharing and its shareholders, which is intended to provide an online platform for P2P car rental between private vehicles owners and individual customers. eHi Car Sharing is currently not yet in operation and we do not expect it to contribute a material portion of our net revenues and operations in the foreseeable future.

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

In the opinion of Grandall Law Firm (Shanghai), our PRC counsel, the ownership structures of our wholly foreign owned enterprise and our variable interest entity in China do not violate any applicable PRC law, regulation or rule currently in effect; and the contractual arrangements between our wholly foreign owned enterprise, our variable interest entity and its equity holders governed by PRC law are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect and do not violate any applicable PRC law, rule or regulation currently in effect. However, our PRC counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current PRC laws, rules and regulations. Accordingly, the PRC regulatory authorities and PRC courts may in the future take a view that is contrary to the opinion of our PRC legal counsel.

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

          MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. While MOFCOM solicited public comments on this draft in January and February 2015, substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the entire legal framework regulating the foreign investments in China and may impact viability of our current corporate structure, corporate governance and business operations.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or a FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by MOFCOM or its local branches, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. In this connection, “control” is broadly defined in the draft law to cover, among others, having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be a FIE and its investment amount exceeds certain thresholds or its business operation falls within a “negative list”, to be separately issued by the State Council in the future, market entry clearance by MOFCOM or its local braches would be required. Otherwise, all foreign investors may make investments on the same terms as Chinese investors without being subject to additional approval from the government authorities as mandated by the existing foreign investment legal regime.

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

We and our employees who are PRC domestic individuals and have participated in our 2010 Plan and 2014 Plan have been subject to the Share Option Rule since the listing of our ADSs on the NYSE. If we or our employees fail to comply with these regulations, we or our employees may be subject to fines or other legal sanctions imposed by the SAFE or other Chinese government authorities. See “Regulations—Regulations on employee share options.” In addition, the SAT has issued several circulars concerning employee share options. Under these circulars, our employees working in China who exercise our share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to make filings with relevant tax authorities related to employee share options and withhold individual income taxes resulting from the exercise of their share options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or other PRC government authorities.

Our current employment practices may be restricted under the Labor Contract Law and other labor-related laws of the PRC and our labor costs may increase as a result.

On June 29, 2007, the PRC National People’s Congress enacted the Labor Contract Law, which became effective on January 1, 2008, as amended on December 28, 2012 and effective on July 1, 2013. On September 18, 2008, the PRC State Council issued the Implementing Rules for the PRC Labor Contract Law. The Labor Contract Law and its Implementing Rules impose requirements concerning, among other things, the types of contracts to be executed between an employer and its employees, time limits for probationary periods and for how long an employee can be placed in a fixed-term employment contract. As the interpretation and implementation of the Labor Contract Law and other labor-related laws are still evolving, and PRC government has continued to introduce various new labor-related regulations, our employment policies and practice may not be deemed in compliance at all time. For example, in accordance with the Labor Contract Law and its Implementing Rules, the Ministry of Human Resources and Social Security promulgated Interim Provisions on Labor Dispatching, or Circular 22, effective from March 1, 2014, which provides that an employer shall strictly control the number of employees under labor dispatching arrangements and dispatched employees can only be used in temporary, ancillary and replaceable positions. The number of dispatched workers shall be reduced to no more than 10% of the total number of employees within two years after March 1, 2014. In the past we outsourced substantially all of our employees from Qian Jin Network Information Technology (Shanghai) Co., Ltd., or Qian Jin, an independent third-party professional human resources company. We are in the process of adjusting our employment arrangements gradually to comply with the requirements under Circular 22. If we fail to reduce the number of our dispatched employees as required by Circular 22 and could not correct our practice after receiving warnings from government authority, we may be subject to a fine ranging from RMB1,000 to RMB5,000 per dispatched employee. In addition, under the Labor Contract Law, a human resources company shall perform an employer’s obligations, including payment of remuneration to the dispatched employees and contribution of social insurance premiums. Under the labor dispatch service agreements between us and Qian Jin, we, as the entity receiving labor dispatch services, shall make a monthly payment in an amount that includes the dispatched employees’ salaries, social insurance contributions and our service fees to Qian Jin. However, we cannot assure you that Qian Jin has fully performed or will consistently fulfill its obligations, including any social insurance or housing fund contributions. We may also be held jointly and severally liable with Qian Jin for damages any violation caused to dispatched employees. If we are held liable for any shortage in the social insurance or housing fund contribution for the dispatched employees or other penalties or fees related to our employment practice, our results of operations and financial condition may be adversely affected.

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

Our PRC subsidiaries are incorporated in the PRC and are governed by applicable PRC income tax laws and regulations. Under the EIT Law and its Implementing Rules, both of which became effective on January 1, 2008, the PRC has adopted a uniform enterprise income tax rate of 25% for all PRC enterprises (including foreign-invested enterprises). The EIT Law and its Implementing Rules also permit qualified small-scaled enterprises with low profit margins to enjoy a reduced 20% enterprise income tax rate. On April 8, 2014, March 13, 2015, and September 2, 2015, the SAT and the MOF jointly issued three circulars, which further provided that, during the period between January 1, 2014 and December 31, 2016, between January 1, 2015 and December 31, 2017, and between October 1,2015 and December 31, 2017 respectively, if a qualified small-scaled enterprise with low profit margins has an annual taxable income of not more than RMB100,000, RMB200,000 and RMB300,000, respectively, then 50% of its taxable income can be exempted from enterprise income tax, reducing the effective enterprise income tax rate to 10%. One of our PRC subsidiaries, Jiangyin eHi Car Rental Co., Ltd. was eligible for this tax incentive and paid enterprise income tax at a reduced rate of 10% for the taxable year of 2015.

In addition, some local governments allowed certain enterprises registered in their jurisdictions to receive certain government subsidies according to local policies. According to the agreements between a local government agency in Shanghai and eHi Rental and Shanghai Smart Brand, respectively, such local government agency agreed to grant to eHi Rental and Shanghai Smart Brand, at its own discretion, certain subsidies which are calculated based on a certain portion of the business taxes paid by eHi Rental and Shanghai Smart Brand based on their revenues. In 2013, 2014 and 2015, eHi Rental received government subsidies of RMB3.0 million, RMB4.2 million and RMB4.4 million (US$0.7 million), and Shanghai Smart Brand received government subsidies of RMB0.6 million, RMB1.1 million and RMB0.9 million(US$0.1 million), respectively. In 2015, Shanghai Taihao Financial Leasing Co., Ltd., or Shanghai Taihao, received government subsidies of RMB2.6 million (US$0.4 million).

Furthermore, the PRC government recently adopted the VAT Pilot Program, which was initiated in Shanghai and now is rolled out nationwide. Pursuant to this program, starting from January 1, 2012, our subsidiaries in Shanghai, including eHi Rental, are required to pay VAT instead of business tax. In February 2012, Shanghai Bureau of Finance and Bureau of Taxation jointly released the Notice [2012] No. 5 which provided a temporary financial subsidy in connection with the VAT Pilot Program, pursuant to which we received financial subsidies from various levels of local governments in relation to the VAT Pilot Program. In 2015, the government cancelled the temporary financial subsidy as the Notice [2012] No. 5 expired and the VAT will be applicable to all taxpayers from May 1, 2016. We also received government subsidies for the purchase of certain vehicle models approved by the local government as well as government grants for our technology achievements from the Scientific and Technological Commission of Shanghai. However, preferential tax treatments and government subsidies are subject to review and may be adjusted or revoked at any time in the future. The discontinuation of any preferential tax treatments or government subsidies available to us will cause our effective tax rate to increase, which will decrease our net income and our financial condition and result of operations may be materially and adversely affected.

Our legal rights to lease certain properties could be challenged, which could prevent us from continuing to operate the affected service locations or increase the costs associated with operating these service locations.

We rely on leases with third parties who either own the properties or lease the properties from the ultimate property owner. As of December 31, 2015, 113 of our service locations were leased from lessors who were unable to provide us with copies of title certificates or documents evidencing the authorization or consent of the owners of such properties. Where the lessors do not have the proper legal right to lease the properties, the corresponding lease agreements may be deemed invalid. Furthermore, some properties may not be designated for commercial use. If we are not adequately indemnified by the lessors for our related losses, our business may be adversely affected. Some of the properties we lease from the third parties have been mortgaged by the owners prior to leasing to us. We may not be able to continue using such properties if the mortgage is foreclosed. In addition, under the PRC law, failure to register a lease agreement with the local housing bureau may result in the risk that we may not be able to continue to occupy the relevant properties if the lease is challenged by third parties. Our standard lease agreement generally requires the lessor to make such registrations, however, as of December 31, 2015, the lease agreements relating to a number of our service locations had not been duly registered by the relevant lessors. Accordingly, if these lessors do not have the appropriate titles to the properties or necessary approvals from the ultimate owners or fail to make the requisite registrations, or if the mortgage over the leased properties is foreclosed, we may be unable to continue to operate the affected properties or incur additional costs associated with operating these service locations.

Risks related to our ADSs

The trading price for our ADSs has fluctuated and may be volatile, which could result in substantial losses to investors.

The trading price for our ADSs has fluctuated since we listed our ADSs. In 2015, the trading price of our ADSs ranged from US$18.18 to US$8.37 per ADS, and the last reported trading price on April 22, 2016 was US$11.01 per ADS. The trading price for our ADSs may be volatile and subject to wide fluctuations in response to factors such as actual or anticipated fluctuations in our quarterly results of operations, changes in financial estimates by securities research analysts, changes in the economic performance or market valuations of other car rentals and car services providers, announcements by us or our competitors of material acquisitions, strategic partnerships, joint ventures or capital commitments, fluctuations of exchange rates between the Renminbi and the U.S. dollar, announcements regarding litigation or administrative proceedings involving us, release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs, sales or perceived sales of additional common shares or ADSs and economic or political conditions in China. In addition, the performance, and fluctuation in market prices, of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes of our ADSs. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these China-based companies’ securities after their offerings may affect the attitudes of investors toward China-based companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other China-based companies may also negatively affect the attitudes of investors towards China- based companies in general, including us, regardless of whether we have engaged in any inappropriate activities. Volatility in global capital markets, such as the recent global financial services and economic crises, could also have an adverse effect on the trading price of our ADSs. Furthermore, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the trading price of our ADSs.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. As of December 31, 2015, we had an aggregate of 138,794,713 common shares issued and outstanding based on our Cayman Islands registrar, of which 52,712,090 Class A common shares were represented by 26,456,045 ADSs (including 830,650 ADSs issued and reserved for the future exercise of options or the vesting of other awards under the 2010 Plan and the 2014 Plan). All our common shares represented by ADSs were freely transferable by persons other than our “affiliates” without restriction or additional registration under the Securities Act of 1933, or the Securities Act. The remaining common shares will be available for sale subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act and applicable lock-up agreements. In addition, certain holders of our common shares have the right to cause us to register the sale of those shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of the ADSs to decline. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

Due to the disparate voting powers attached to these two classes of common shares, Class B common shares issued and outstanding as of December 31, 2015, represented 52.6% of our total issued and outstanding shares and 91.7% of the then total voting power. Therefore, our Class B common shareholders will have decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, and their interest may not be aligned with us or other shareholders of our company. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A common shares and ADSs may view as beneficial, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs.

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

We believe we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2015. Although we intend to conduct our business activities in a manner to reduce the risk of our classification as a PFIC in the future, we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, and, because the value of our assets is likely to be determined in large part by reference to the market prices of our common shares and ADSs, which are likely to fluctuate, there can no assurance that we will not be classified as a PFIC in 2016 or any future taxable year. If we are a PFIC for any taxable year during which a U.S. investor holds our common shares or ADSs, certain adverse U.S. federal income tax consequences would apply to the U.S. investor. For details, please refer to Item 10.E, “Additional Information — Taxation.”

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

          For our car services business, we provide vehicles and chauffeur services through different subsidiaries. We provide vehicles through eHi Rental and eHi Jiangsu as well as their subsidiaries and branches, and provide chauffeur services through our PRC subsidiary Shanghai Smart Brand Auto Driving Services Co., Ltd., or Shanghai Smart Brand, and its subsidiaries and branches. Our current major operations are not subject to the ICP license requirements. To further expand our Internet and mobile services, in March 2014, we entered into a series of contractual arrangements with our PRC incorporated variable interest entity Shanghai eHi Information Technology Service Co., Ltd., or eHi Information, and its shareholders. eHi Information obtained the ICP license from the relevant telecommunication authorities on September 24, 2014. eHi Information currently does not have any material operation and we do not expect eHi Information to contribute a material portion of our net revenues and operations in the foreseeable future. In January 2015, we entered into a series of contractual arrangements with our PRC incorporated variable interest entity Shanghai eHi Car Sharing Information Technology Co., Ltd., or eHi Car Sharing, and its shareholders, which is intended to provide an online platform for P2P car rental between private vehicles owners and individual customers. eHi Car Sharing is currently not yet in operation and we do not expect it to contribute a material portion of our net revenues and operations in the foreseeable future. For additional information on our organizational structure, see Item 4.C, “Information on the Company— Organizational Structure”.

In November 2014, we completed an initial public offering of 10,000,000 ADSs at the price of US$12.00 per ADS. Each ADS represents two Class A common shares. On November 18, 2014, our ADSs were listed on the New York Stock Exchange under the symbol “EHIC”.  In November 2014 we also issued 5,000,000, 1,666,666 and 1,666,666 Class A common shares to Dongfeng Asset Management Co. Ltd., China Universal Asset Management Co., Ltd. and Ctrip, respectively, at the price of US$6.00 per share (equivalent to US$12.00 per ADS), in a private placement concurrent with the initial public offering.

On May 22, 2015, we entered into definitive securities purchase agreements with Tiger Fund and SRS Funds pursuant to which we agreed to issue a total of 22,337,924 of our Class A common shares to the buyers at a price of US$6.00 per Class A common share (equivalent to US$12.00 per ADS). We raised gross proceeds of approximately US$134.0 million from this private placement transaction. Under the terms of the securities purchase agreements, the Class A common shares were to be issued in two tranches: (a) the first tranche consisted of 11,437,924 Class A common shares, which were issued on May 22, 2015, and (b) the second tranche consisted of 10,900,000 Class A common shares, which were issued on June 30, 2015. In addition, two of our shareholders, Ctrip and Crawford, also entered into definitive agreements with the buyers for the sale of an aggregate of 2,666,666 Class A common shares (including certain shares represented by ADSs) at a price of US$6.00 per Class A common share (equivalent to US$12.00 per ADS), which was also closed on May 22, 2015.

In December 2015, we completed an offering of US$200 million in aggregate principal amount of senior unsecured notes due 2018, or the 2018 Senior Notes. The 2018 Senior Notes were offered by our Cayman holding company, and all of our offshore subsidiaries jointly and severally provided guarantees. The 2018 Senior Notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and certain non-U.S. persons in compliance with Regulation S under the Securities Act. The 2018 Senior Notes bear a fixed interest rate at 7.5% per annum, payable semiannually in arrears, and will mature on December 8, 2018, unless previously repurchased in accordance with their terms prior to such date.

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

B.                 Business Overview

We provide car rentals and car services to both individual customers as well as corporate and institutional clients. Since our establishment, we have focused on investing in our infrastructure and technology, which enables us to benefit from increasing economies of scale.

Our services

Car rentals

We provide self-drive car rental services to both individual customers as well as corporate and institutional clients to meet their travel, leisure, business and ground transportation needs. Our short-term car rentals have a term of less than one year and are primarily provided to individual customers on an hourly, daily, weekly or monthly basis. Our long-term car rentals have a term of one year or longer and are primarily provided to corporate and institutional clients. In 2015, we derived approximately 75.9% of our net revenues from car rentals.

As of December 31, 2015, our car rentals were offered in 151 cities, 217 train stations and 73 airports across China through our extensive service network of 1,861 directly operated service locations. Our extensive service network enables our customers to pick up and return cars at any of our service locations. To better serve our customers, we also provide vehicle delivery and pickup services to customer-designated locations for modest service fees. To ensure the consistency of our service quality and customer experience, we directly operate all of our service locations rather than franchising or outsourcing them to third parties. In addition to our service network in China, we cooperate with Enterprise and provide our customers access to Enterprise’s car rental services outside China.

As of December 31, 2015, our car rental fleet included 35,647 vehicles of over 200 models primarily from major automobile manufacturers such as Volkswagen, SAIC Motor, PSA Peugeot Citroen, General Motors and Honda. Based on our operating experience, we observe that Chinese customers are generally more sensitive to rental vehicle models than western customers. The variety of our car classes and models enables our customers to choose the vehicles they prefer to. In the event that the vehicle model requested by a customer is not available, our proprietary technology platform will automatically advise the customer when such particular model will become available or if similar models are available at the selected time. The customer also has an option to choose to be put on a waiting list for the particular model requested. Through our user interface, our technology platform also provides information to customers about discounts, special offers and other promotions to encourage them to rent for a longer period or upgrade to a more premium vehicle model.

We provide convenient and efficient reservation channels to our customers, which primarily include our user-friendly website and dedicated mobile applications. We believe we were the first car services provider in China to introduce mobile applications for customers to make reservations. In 2015, approximately 30% and 62% of our car rentals were derived from reservations made through website and mobile applications, respectively. The remainder were derived from reservations made through offline channels such as our call center or walk-in customers. As social media gain popularity, we are also exploring ways for our customers to make car rental reservation though social networking platforms such as Tencent WeChat.

First-time users of our car rental services are required to register as members before making a reservation. After a customer chooses the start and end dates of the rental period, the type and model of vehicle and the location of vehicle pickup or delivery, our technology platform confirms the reservation on a real-time basis and sends an email and/or text message to the customer. Before handing over the vehicle to the customer, we perform checks on the customer’s driver’s license, identity card and credit card information. We only accept credit card payments for our car rental services and can trace the credit records of our car rental customers for risk management purposes. As of December 31, 2015, over 1,048,000 registered members had used our car rental services. Approximately 72%, 66% and 68% of our short-term car rental transactions in 2013, 2014 and 2015, respectively, were generated from customers that used our services more than once during the same period.

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

For long-term car rentals, we typically enter into individually negotiated contracts with our corporate and institutional clients to address the specific needs and requirements of such clients, and the rental rate is typically negotiated in such contracts. In addition, vehicles deployed for our long-term car rentals are supported by all our service locations across China, thereby ensuring our vehicles are in good condition. We regularly provide repair and maintenance services to long-term car rental clients and provide free substitute vehicles during the repair and maintenance period.

Car services

We provide chauffeured car services primarily to corporate and institutional clients. Our car services include routine services such as airport pickup and drop-off, inter-office transfers and other business transportation needs, as well as event-driven activities such as conventions, promotional tours and special events. We generally enter into long-term framework agreements with our corporate and institutional clients pursuant to which our vehicles and chauffeur services are provided by different subsidiaries. In 2015, we derived approximately 24.1% of net revenues from our car services operations.

As of December 31, 2015, car services were offered by us and our contracted service providers in 142 cities across China, with a focus on first-tier cities including Beijing, Shanghai, Guangzhou and Shenzhen. To accommodate occasional demands from some corporate and institutional clients, we retain contracted service providers to provide car services to our clients in cities where we currently do not provide such services or the demand for such services exceeds our existing capacity. During the peak time of our car services, we also deploy vehicles from our car rental fleet for cross-usage to meet the needs of our corporate and institutional clients.

As of December 31, 2015, our car services fleet consisted of 2,423 vehicles, which included a higher percentage of premium vehicle models compared to our car rental fleet, and we had over 2,333 well-trained drivers. Our sizable car services fleet and our flexibility to cross-use our car rental fleet for car services enable us to serve the diverse needs of corporate and institutional clients for a large number of chauffeured vehicles. Leveraging our established service network, infrastructure and technology platform, we believe we are well- positioned to capture and address the evolving demands for car services.

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

Our sizable fleet, broad geographic coverage and well-trained drivers enable us to provide tailored services to meet our corporate and institutional clients’ needs. As of December 31, 2015, we had over 33,000 corporate and institutional clients that used our car services. Our corporate accounts include many Global Fortune 500 companies in China. No single corporate or institutional client accounted for more than 5% of our net revenues in 2013, 2014 or 2015, respectively.

We determine the rates for our car services based on a number of factors, including vehicle model, service type, the length of rental period, time and location of pickup and drop-off, and prevailing prices. Our management reviews these rates on a regular basis. Our framework agreements with our corporate and institutional clients provide for predetermined price ranges and, as a result, our rates for car services are generally more stable.

In December 2014, we started to expand our car services to business-to-consumer model through Ctrip’s website, mobile applications and offline channels, which is expected to complement our existing business-to-business car services. In July 2015, we began to cooperate with certain mobile car hailing service providers and increased our transaction volume through Ctrip platform to provide car services to individual customers.

Our nationwide service network

Customers of our car rental services can pick up cars at any of our service locations in China after they make reservations through our website, mobile application or other channels. As of December 31, 2015, our car rental services were offered in 151 cities, 217 train stations and 73 airports in China through an extensive network of 1,861 directly operated service locations, which included 369 stores and 1,492 pick-up points. As of December 31, 2015, car services were offered by us and our contracted service providers in 142 cities across China, with a focus on first-tier cities including Beijing, Shanghai, Guangzhou and Shenzhen. Our extensive network enables us to consistently provide quality service nationwide and offer flexibility and convenience to our customers.

The following map and table set forth the geographic locations where we operated our car rentals and car services as of December 31, 2015:

	Car rentals			Car services
Cities or provinces	Cities	Stores	Pick-up points	Cities (1)
Key cities and provinces
Shanghai	1	43	189	1
Jiangsu	16	39	372	17
Beijing	1	26	10	1
Guangdong (excluding Guangzhou and Shenzhen)	15	26	47	8
Zhejiang	11	24	118	6
Guangzhou	1	25	37	1
Shenzhen	1	20	47	1
Other cities and provinces
Hunan	6	13	30	3
Hubei	6	13	49	9
Liaoning	10	13	37	4
Shandong	8	14	103	16
Fujian	8	11	30	4
Sichuan	6	9	79	8
Hebei	7	8	19	5
Henan	5	8	25	12
Tianjin	1	8	56	1
Anhui	5	8	12	6
Yunnan	5	7	7	1
Jiangxi	5	5	21	6
Shanxi	4	5	11	4
Heilongjiang	3	6	57	1
Chongqing	1	6	61	1
Guangxi	4	5	8	4
Hainan	3	5	10	3
Shaanxi	4	5	31	5
Inner Mongolia	2	3	7	3
Jilin	5	3	11	1
Qinghai	1	2	1	1
Gansu	1	3	1	2
Guizhou	3	2	5	4
Ningxia	1	3	1	1
Xinjiang	1	1	0	1
Xizang	0	0	0	1

Total	151	369	1,492	142

(1)         Include cities where car services are provided by our contracted service providers.

Marketing and promotion

We believe that our leading position is in large part due to our strong brand recognition. We position our brand to be associated with convenience, reliability, innovation and satisfaction. We promote our business primarily through our principal website, www.1hai.cn. Furthermore, we believe we were the first car services provider in China to introduce mobile applications to make reservations in 2011. In addition to our website and mobile applications, our sales and marketing strategies utilize many other channels, such as third party websites and mobile applications, word-of-mouth referrals, keyword search, outdoor advertising, local sponsorships, public relations and digital and social media. As of December 31, 2015, our marketing staff consisted of 36 employees, primarily based in our Shanghai headquarters.

Car rentals

As of December 31, 2015, we had over 1,048,000 registered members that used our car rental services. As mobile social media applications gain popularity, we shifted the focus of our marketing activities from traditional ways to social networking platforms such as Tencent WeChat, a popular mobile instant messaging application, and Weibo, a popular microblog platform website similar to Twitter. Our employees regularly follow the messages on these social media platforms to gain customer insights to improve the quality of our services. Our website also offers a customer sharing and discussion platform. “eHi Club”, our online club where our registered customers, mostly driving and travel enthusiasts, can organize group excursions, has been very helpful in increasing the stickiness of our existing customers.

In 2015, approximately 30% and 62% of our car rentals were derived from reservations made through website and mobile applications, respectively. In particular, the total number of our mobile application downloads increased from approximately 297,000 in 2013 to over 665,000 in 2014 and further to over 3.2 million in 2015. Aside from the social networking platforms and mobile applications, our quality of service also played an important role in our brand promotion. Based on our internal survey and feedbacks from our car rental service customers, word-of-mouth referrals have become important channels for attracting new customers. In addition, to fully utilize our cross-selling opportunities, we have entered into promotion contracts with some of our corporate and institutional clients, pursuant to which we provide discounts on car rentals, test drive of specified car models or other add-on services and benefits to their employees or designated participants, which incentivizes them to use our services and further expands our customer base.

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

Car services

We provide car services mainly to corporate and institutional clients that entered into long-term framework agreements with us. As such, we have a dedicated corporate sales team targeting corporate and institutional clients across various industries. As of December 31, 2015, our corporate sales team included 112 sales persons across China.

For our car services, we have focused on creating a unique brand positioning and conveying our core values to our corporate and institutional clients through advertising and sponsorship activities, such as commercial fairs, business magazines and newspapers, as well as sales force coverage. In addition, we further strengthen our service quality and enhance brand recognition by providing tailored services according to specific corporate and institutional client’s needs, such as safety, equipment or procedural requirements. As of December 31, 2015, we had over 33,000 corporate and institutional clients that used our car services. We analyze our current and potential clients’ available data in our centralized database and design a unique, integrated corporate vehicle services plan for each client, which helps differentiate us from our competitors.

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

Pursuant to this agreement, we and Enterprise agree to direct rental referrals to each other in different countries and jointly pursue sales and marketing and other collaborative opportunities to enhance our respective service offerings for the benefit of each other’s customers. We expect this partnership to further increase our customer base. Pursuant to this agreement, we have granted Enterprise in certain designated territories a royalty-free license with the right to sublicense certain of our trademarks, service marks, trade names, signages, logos, symbols and designs associated with the name “eHi”, and Enterprise has granted us in certain designated territories a royalty-free license with the right to sublicense certain of its trademarks, service marks, trade names, signages, logos, symbols and designs associated with the names “Enterprise,” “Enterprise Rent-A-Car,” “Alamo,” “Alamo Rent A Car,” “National”  and “National Rent A Car”.

Furthermore, we and Enterprise established a steering committee and three subcommittees, namely, a finance subcommittee, an IT subcommittee and a sales and marketing subcommittee, which consist of senior officers assigned by both companies, to guide our future cooperation. In particular, both of us are required to use reasonable efforts to facilitate and support each other’s marketing activities in the relevant territories in the manner determined by the sales and marketing subcommittee. In addition, we regularly send our mid-level management to Enterprise for various training programs, through which Enterprise shares their in-depth knowledge and know-how to the car rental industry with our management. Enterprise has also appointed one of its senior management on our board to facilitate better coordination between the two companies.

Ctrip

Ctrip is a dominant player in the online travel agency business and a well-known travel brand in China. The cumulative downloads of the Ctrip Travel mobile application reached nearly 1.7 billion as of December 31, 2015. We believe that there are significant synergies for Ctrip and us to cooperate and offer more competitive travel products to individual customers as well as corporate and institutional clients in China. We are the designated and preferred business partner of Ctrip in providing car rental services. Ctrip has integrated access to our car rental reservation system on its website since May 2012 and in its mobile applications since June 2014. In addition, in December 2014, we started to expand and promote our chauffeured car services to business-to-consumer model through Ctrip’s website, mobile applications and offline channels. Our partnership with Ctrip not only provides us with access to Ctrip’s user base and help us grow user traffic and revenue, but also enables us to benefit from the vision and experience of Ctrip and its Chairman and Chief Executive Officer, James Liang, a member of our board of directors, to further improve our technology platform, systems and customer services. While we maintain cooperation with Ctrip in various aspects, we have not entered into any written partnership agreement with Ctrip.

Others

We currently cooperate with other leading e-commerce platforms and online travel agencies in China, as well as offline travel service providers, to promote our services. Our strategic partners include, among others, map.baidu.com, alipay.com, JD.com and China Southern Airlines.

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

In January 2016, we entered into agreements with Shanghai Chenghuan Car Rental Company Limited, or Shanghai Chenghuan, pursuant to which we agreed to extend, through entrusted bank loans, an aggregate amount of RMB50 million to Shanghai Chenghuan. Shanghai Chenghuan is a middle-to-high-end car rentals and car services provider in the local market, and is an independent third party. The loans have a term of one year and bear an interest rate of 7.75% per annum. Shanghai Chenghuan’s shareholders and affiliated companies provided certain security interests. After one year, we have the option to convert our creditor rights into equity interests in Shanghai Chenghuan at a pre-determined valuation.

Our technology platform

Our proprietary technology platform incorporates various features specifically designed to improve customer experience and streamline our operations. These include the integration of our various reservation channels, automatic rental price adjustments, automatic vehicle recommendations, GPS vehicle location system, vehicle management system and online discussion and display forums. Our website and mobile applications feature user-friendly interfaces designed to allow our customers to easily browse and access our services, register as members, search for specific vehicle models or services and complete reservations. This centralized e- commerce platform, supported by our integrated systems, allows us to easily process our membership applications, manage reservations, manage and monitor customers’ vehicle use and other credit data, manage billing and payment, remotely manage our fleet, and monitor and analyze key metrics of each vehicle such as utilization rate, mileage and maintenance requirements.

The primary components of our technology platform include the following:

•                                Online and mobile reservation system. Our online and mobile reservation system allows our customers to reserve vehicles through our website, mobile applications and various other reservation channels such as our call center or local stores, by email, text message and instant messengers, or through our sales channel partners. We have designed our website as a reliable, secure, user-friendly and convenient online reservation platform for our customers. We introduced mobile applications to make reservations in 2011 and believe we were the first car rental service provider in China to do so. The total number of our mobile application downloads increased from approximately 297,000 in 2013 to over 665,000 in 2014 and to over 3.2 million in 2015. In 2015, approximately 30% and 62% of our car rental services were derived from reservations made through website and mobile applications, respectively. Once our customers book our services online, they have around-the-clock access to the complete, real-time inventory of our fleet through our nationwide service network. Because all of our reservation and customer service data is fed back into our centralized databases on a real-time basis, we are able to track and analyze aggregated customer usage data to better allocate vehicles among different locations for the convenience of our customers.

•                                Fleet management system. Our fleet management system manages and monitors our widely dispersed fleet, which included over 38,070 vehicles as of December 31, 2015, with a comprehensive suite of tools focused on real time vehicle tracking, vehicle repair and maintenance, mileage and fuel consumption, insurance and dispatch. Each of our vehicles is equipped with a control unit, including a mobile data device, geographic positioning information system, wireless antennae and vehicle interface modules. This hardware system allows us to monitor our vehicles from our data centers on a real-time basis, provides us with a comprehensive set of fleet management data that is stored in our centralized databases, and improves fleet management efficiency and customer service quality.

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

•                                Payment and financial system. Our integrated payment and financial system enables our customers to recharge their accounts online and to make payments from their accounts. This system gives us real-time access to customer payment information, thereby improving the accuracy and efficiency of our financial reporting and allowing greater flexibility to scale our operations efficiently. Our financial system software also allows us to provide detailed and itemized bills for our corporate and institutional clients to accommodate their various internal financial reporting requirements.

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

Vehicle acquisition

As of December 31, 2015, our total period-end fleet size was 38,070 vehicles. We have a wide variety of vehicles, which include over 200 models primarily from major automobile manufacturers such as Volkswagen, SAIC Motor, PSA Peugeot Citroen, General Motors and Honda. As of December 31, 2015, approximately 36%, 21%, 15%, 10% and 4% of our vehicles were acquired from these major brands, respectively. We take into account customer preferences in fleet acquisition as we observed that customers in China are generally more sensitive to vehicle models compared to western customers. We also select vehicle models that have a liquid secondary market and seek to control fleet size of each vehicle model, thereby mitigating the pricing impact when we retire such vehicle model. In addition, in anticipation of the growing environmental awareness in Chinese market, we were the first car service provider in China to add alternative energy vehicles to our fleet to capitalize on a growing demand for such vehicles. The acquisition decision is made based on disciplined and systematic analysis, assisted by our proprietary demand forecast model and database. In addition, leveraging our large fleet size and procurement needs, we are able to directly negotiate with vehicle manufacturers and benefit from economies of scale through our centralized vehicle procurement. We also maintain good relationships with car dealers as an alternative channel for our vehicle procurement. As China’s car dealers tapped into used car sales market, in late 2014, we started to have some program car arrangements with car dealers, and in some cases with used car sales brokers and online platforms. Program cars refer to vehicles of which disposal price and holding period have been predetermined and fixed by agreements. Pursuant to program car agreements, we have the option to sell, and car dealers have the obligation to repurchase, or in some cases, used car sales brokers/online platforms have the obligation to purchase, our vehicles at a specified repurchase price and after a specified holding period (typically 12 to 24 months), subject to certain vehicle condition, mileage and holding period requirements. In 2014 and 2015, approximately 15% and 29% of the respective period-end fleet size were subject to such program car arrangements. The percentage of our newly purchased vehicles subject to such program car arrangements in future periods depends on a number of factors, including our expectations for future used car prices, our seasonal needs and the availability and attractiveness of car dealers’ program car arrangements.

We have financed our vehicle purchases primarily through funds received from our issuance of shares and offering of notes. We also used banks and third-party financing companies to finance a portion of our procurement.

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

Repair and maintenance

As of December 31, 2015, we maintained 22 in-house vehicle repair and maintenance centers in 14 major cities in China, such as Shanghai and Beijing, which provide basic routine repair and maintenance functions for our local fleet. As of December 31, 2015, our repair and maintenance team consisted of 305 employees. We also engage qualified third-party contractors to perform major repair functions in other cities where we do not have such in-house centers. We expect to open additional in-house vehicle repair and maintenance centers in cities where our management determines that the size of our local fleet has justified the costs of such an in- house center. We expect such additional centers to bring benefits of economies of scale as we continue to expand our fleet size and geographical footprint.

Vehicle dispositions

          We generally hold vehicles in our fleet for a term of three to four years, except for program cars which typically have a holding period of 12 to 24 months. We have developed an internal rating system to assess the general conditions of our vehicles, and dispose of our used vehicles through a variety of disposition channels, including auctions, brokered sales, dealers and online used car marketplace, according to the rating results. We also maintain a well-managed vehicle disposition system with a deliberated decision making process taking into consideration market timing, disposal price and seasonality, pursuant to which we would adjust the holding period of our vehicles. For vehicles subject to program car arrangements, we have the option to sell, and car dealers have the obligation to repurchase, or in some cases, used car sales brokers/online platforms have the obligation to purchase, our vehicles at a specified repurchase price and after a specified holding period (typically 12 to 24 months), subject to certain vehicle condition, mileage and holding period requirements. Repurchase prices of program cars are generally based on a predetermined percentage of original vehicle cost and the month in which the vehicle is repurchased. We calculate the depreciation costs of such vehicles separately, based on their respective contractual repurchase prices and holding periods, and adjust the depreciation costs if the repurchase conditions of such vehicles are not met or we elect not to sell such vehicles as program cars. We believe program car arrangements could hedge certain risk from fluctuations in used car prices in the secondary market and offer additional alternatives of our vehicle acquisition and disposal channels.

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

As we provide comprehensive service offerings, we compete with different market participants in different market sectors at different levels. We currently compete primarily with national and international players, such as CAR Inc. and Avis China, and regional players, such as Yongda, Qiangsheng and Shouqi, for our car rentals and car services business. In December 2014 we started to expand our car services to a business-to-consumer model through Ctrip’s website, mobile applications and offline channels. Although it is only complementary to our existing business-to-business car services, we may face potential competition from business-to-consumer car services providers such as Didi-Kuaidi, Uber China, UCAR and Yidao, all of which are GPS-based mobile taxi and car hailing service providers.

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

Intellectual Property and Trademark

We believe our proprietary technology platform is critical to our business in China. As of December 31, 2015, we registered 19 software copyright in China.

We believe brand recognition is key to our success. As of December 31, 2015, we registered 204 trademarks, of which 185 trademarks were registered in the PRC and 19 trademarks were registered in other countries. Our registered trademarks include including “eHi Car Rental” and , and other trademarks in connection with our brand name “eHi” and associated logos that we use or plan to use to market our services or to prevent others from competing with us by using similar logos. In addition, as of December 31, 2015, we registered 250 domain names in connection with our brand name to prevent any dilution of our brand name, of which 115 were registered in the PRC and 135 were registered in other countries.

Pursuant to the global affiliation agreement with Enterprise, we have granted Enterprise, in certain designated territories, a royalty free license with the right to grant sublicenses to use certain of our trademarks, service marks, trade names, signages, logos, symbols and designs associated with the name “eHi” for the purpose of pursuing referral business to us, processing such referrals and servicing business referred to Enterprise by us, and Enterprise has granted us, in certain designated territories, a reciprocal royalty free license with the right to grant sublicenses to use certain of its trademarks, service marks, trade names, signages, logos, symbols and designs associated with the names “Enterprise,” “Enterprise Rent-A-Car,” “Alamo,” “Alamo Rent A Car,” “National” and “National Rent A Car” for similar purposes.

Chinese Government Regulations

This section sets forth a summary of the significant regulations or requirements that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

Regulations on foreign investment in rental industry

According to the Category of Industry Guideline for Foreign Investment promulgated by MOFCOM and the NDRC, which was revised in 2007, 2011 and 2015, respectively, foreign investment in general rental business is permitted. The Administration Measures on Foreign Investment in Rental Industry that was promulgated by MOFCOM on February 3, 2005 and subsequently amended on October 28, 2015 by MOFCOM applies to foreign-invested enterprises that operate general rental or leasing businesses in China, including car rental businesses. Under this regulation, foreign investors of a foreign-invested enterprise operating car rental or financial leasing business shall have total assets of not less than US$5 million and the foreign invested rental company shall follow the general requirements of PRC Company Law and obtain approval from MOFCOM or its relevant local counterparts for its incorporation. According to this regulation, a foreign-invested rental company are subject to the following requirements: (i) its registered capital shall comply with the relevant provisions of the PRC Company Law; (ii) it shall comply with the relevant provisions concerning the registered capital and the total amount of investment of a foreign-invested enterprise; and (iii) the duration of operation of a foreign-invested rental company in the form of limited liability company shall generally not exceed 30 years. A foreign-invested financing leasing company shall meet the following requirements: (i) its registered capital shall be no less than US$10 million; (ii) the duration of operation of a foreign-invested financing leasing company in the form of limited liability company shall generally not exceed 30 years; and (iii) it shall have appropriate professionals and its senior management personnel shall have appropriate professional qualification with at least three years of experience in the sector.

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

There are additional requirements for rental vehicles. In most cities, the usage stated in the vehicle licenses of such vehicles shall be registered as rental or operational. Some cities require additional licenses or vehicle plates for such vehicles. For instance, in Shanghai, Nanchang, Suzhou, Wuxi, Shenyang, Dalian, Wuhan and Kunming, a special transport license or passenger rental vehicle license is required for each rental vehicle. In Shanghai, special vehicle plates shall be obtained for rental vehicles. In Beijing, Guangzhou, Hangzhou and Chongqing, filing with relevant local authority is required for rental vehicles. However, local practices differ and some of these requirements are not strictly implemented or may be modified or suspended by the local administration authorities in practice. Due to various reasons, we have not met all these requirements, which may subject us to penalties and other administrative actions. See “Risk Factors—Risks related to doing business in China—Failure in obtaining all of the requisite permits, licenses or making all of the requisite filings or registrations or meeting other regulatory requirements for operating car rentals and car services business in China by us or any third-party service provider who cooperates with us may subject us to fines or other administrative actions” for more details.

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

The Administrative Rules on Urban Taxis promulgated by the Ministry of Construction and the MPS, which became effective in 1998, regulates the planning, operations, administration and services related to urban taxis, which was abolished in March 2016.  MOT promulgated the Administrative Regulations on Operation and Services of Taxis in September 2014, which became effective on January 1, 2015. According to such regulations, the term “taxis operating service” refers to operating activities that provide passenger transport services at the direction of the passengers and charge fees according to travel mileage and travel time by means of seven-under seats car with identifications sprayed and installed as a taxi and driving services, which tour and pick up customers on the roads.

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

•                            Some provinces and cities do not have any specific local rules regulating car rental services.

•                            Some local authorities promulgated local rules specifically regulating the car rental businesses. For example, the relevant local authority of Beijing promulgated specific local rules for car rental operations in Beijing including a most recent notice issued on August 12, 2014. Car rental service providers in Beijing are required to make filings with the local transportation authority before they may commence their car rental businesses and make subsequent filings with the authority for any changes in the number of vehicles for rental and other relevant operational conditions and car rental service providers are strictly prohibited from facilitating to illegal operators. Beijing eHi Car Rental Co., Ltd. and the Beijing branch of eHi Rental duly completed their filings with the local authority in Beijing on December 15, 2010 and renewed their filing certificate on June 19, 2014, The filing certificate is valid until June 18, 2017.

•                            Although the Road Transportation Regulation does not include any provisions relating to car rental businesses, the local road transportation rules of certain provinces and cities, such as Shandong, Sichuan and Hubei and Suzhou require car rental service providers to obtain road transportation licenses from local authorities or make filing with local authorities covering their car rental businesses.

•                            In some provinces and cities, local rules regulating taxi businesses also partially cover car rental operations, which may impose different requirements on car rental service providers from taxi service providers. For example, according to Shanghai Municipal Administrative Rules on Taxis, car rental service providers in Shanghai are required to obtain car rental licenses, which are different from taxi operation licenses, from the local transportation authority before commencing car rental businesses. eHi Rental obtained such a license on April 15, 2009 and renewed such license on December 15, 2014. The license is valid until December 31, 2017. Under the local rule in Shanghai, the total number of vehicles for rental, parking space, service locations and networks of car rental service providers are subject to the overall planning of the municipal government.

•                            Some local authorities promulgated local rules, such as those in Beijing, Guangdong Province, Hubei Province, Chongqing, Xi’an and Kunming to require that the owner of a rental vehicle must be the same person operating the rental services.

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

The Road Transportation Regulation requires an operator of road passenger transportation businesses to have appropriate vehicles, qualified drivers, sound safety systems and obtain a road transportation operation license covering passenger transportation. The 2011 MOT Notice provides that a car rental enterprise must obtain appropriate approval before it may conduct road passenger transportation business. However, neither the Road Transportation Regulation nor the 2011 MOT Notice defines the term “road passenger transportation business.” According to the Administrative Rules on Road Passenger Transportation and Passenger Transportation Terminals promulgated by MOT in 2005 and last amended in 2012, the term “road passenger transportation services” refers to public bus services, chartered bus services and travel bus services, which means transportation services provided to unspecified passengers on fixed routes at fixed rate and stops or to chartered groups of passengers or to tourists from or to a tourist attraction. We do not provide public bus services, chartered bus services or travel bus services. In particular, our car rental services are not provided to any unspecified passengers. Therefore, we do not deem any of our operating subsidiaries as a “road passenger transportation service” provider. According to the Administrative Regulations on Operation and Services of Taxis, “taxis operating service” refers to operating activities that provide passenger transport services at the direction of the passengers and charge fees according to travel mileage and travel time by means of seven-under seats car with identifications sprayed and installed as a taxi and driving services, which tour and pick up customers on the roads. According to such regulations, an enterprise engaged in taxi services is required to obtain a taxi operation license and meet other relevant requirements. Our chauffeured car services, which may include driving services under certain circumstances, charge clients based on a number of factors, such as vehicle model, the type of services, the length of rental period, the specific time and location of pick-up and drop-off and price competition. Therefore, we do not believe any of our operating subsidiaries is a taxi service provider.

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

Motor vehicles are subject to periodic inspection. According to Rules on Motor Vehicle Registration promulgated on May 27, 2008 and amended on September 12, 2012 by the MPS, before owners of motor vehicles apply for inspection on their motor vehicles, all the traffic violations related to their motor vehicles shall be settled.

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

According to Administrative Rules on Motor Vehicle Repair promulgated on June 24, 2005  and amended on August 8, 2015 by the MOT, anyone that applies to engage in operation of motor vehicle repair services shall have (i) an appropriate site for motor vehicle repair; (ii) necessary equipment and facilities; (iii) necessary technical personnel; (iv) a sound system for management of motor vehicle repair; and (v) necessary environmental protection measures.

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

Regulations on online car hailing businesses

In October 2015, the MOT published a discussion draft of rules on the administration of online car hailing services. The draft rules require the online car hailing platform operators to obtain licenses from governmental authorities, sign employment contracts with drivers, and register and set up offices in the areas where their services are provided. Private vehicle owners which provide car hailing services through online platform are required to meet certain requirements to take exams to obtain licenses from governmental authorities, and their cars are required to be converted into vehicles for commercial uses.

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

Regulations on Internet content provision service

The Telecommunications Regulations, promulgated by the State Council in 2000 and amended in 2014, draw a distinction between “basic telecommunication services” and “value-added telecommunication services.” Internet content provision service is a subcategory of value-added telecommunications services. The State Council issued the Administrative Measures on Internet Information Services concurrently with the Telecommunications Regulations in 2000 and subsequently amended it in 2011 to regulate Internet content provision services. According to these measures, commercial Internet content provision service operators must obtain a value-added telecommunication business operating license, or ICP license, from the appropriate telecommunication authorities in order to conduct any commercial Internet content provision operations in China, while non-commercial Internet content provision service operators shall make filings with the appropriate telecommunication authorities before conducting non-commercial internet content provision operations. These measures further stipulate that entities providing Internet content provision services regarding news, publishing, education, medicine, health, pharmaceuticals and medical equipment must procure the approval of the national government authorities responsible for such areas prior to applying for an operating license from the relevant government authorities.

                             According to the Administrative Rules for Foreign Investments in Telecommunications Enterprises, issued on December 11, 2001 by the State Council and effective as of January 1, 2002 and amended on September 10, 2008, a foreign investor is prohibited from owning more than 50% equity interest in a PRC entity providing value-added telecommunications services and the major foreign investor(s) in a foreign invested valued-added telecommunications enterprise is required to be in good standing and have the relevant experience in operating a value-added telecommunications business. On July 13, 2006, the Ministry of Information Industry, or the MIIT publicly released the Notice on Strengthening the Administration of Foreign Investment in Operating Value-added Telecommunications Business, or the MIIT Notice, which reiterates certain provisions under the Administrative Rules for Foreign Investments in Telecommunications Enterprises prohibiting a domestic company that holds an ICP license, from renting, transferring or selling a telecommunications license to foreign investors in any form, or providing any resources, sites or facilities to foreign investors that intend to conduct value-added telecommunication business illegally in China. Trademarks and domain names that are used in the provision of Internet content services must be owned by the ICP license holder.

Our current major operations are not subject to the ICP license requirements. To further expand our Internet and mobile services, in March 2014, we entered into a series of contractual arrangements with eHi Information and its shareholders. In January 2015, we entered into a series of contractual arrangements with our PRC incorporated variable interest entity eHi Car Sharing and its shareholders, which is intended to provide an online platform for P2P car rental between private vehicles owners and individual customers. Both eHi Information and eHi Car Sharing are our variable interest entities in China. eHi Information obtained the ICP license from the relevant telecommunication authorities on September 24, 2014. eHi Car Sharing is currently not yet in operation and we do not expect it to contribute to a material portion of our revenues and operations in the foreseeable future.

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

Our PRC subsidiaries have registered 438 branches and obtained a business license for each of them as of December 31, 2015.

Regulations on employment contracts

The Labor Contract Law of the PRC was promulgated on June 29, 2007, as amended on December 28, 2012 and effective on July 1, 2013. On September 18, 2008, the PRC State Council issued the PRC Labor Contract Law Implementing Rules, which became effective as of the date of issuance. The Labor Contract Law and its Implementing Rules govern the establishment of employment relationships between employers and employees, and the conclusion, performance, termination of, and the amendment to employment contracts. To establish an employment relationship, a written employment contract must be signed. In the event that no written employment contract was signed at the time of establishment of an employment relationship, a written employment contract must be signed within one month after the date on which the employer starts to use the employee’s services. An employer may terminate the labor agreement of an employee under certain specified circumstances and in some cases, such termination can only be done after fulfillment of certain procedural requirements, such as 30 days’ prior notice or upon payment of one month’s salary in lieu of such notice. In certain cases, the terminated employee is entitled to receive a severance payment equal to the average monthly salary during the 12-month period immediately preceding to the termination (inclusive of all monetary income such as base salary, bonus, allowances, etc.), for each year of service up to the date of termination. If an employer terminate an labor contract in any circumstance other than those specified under the Labor Contract Law and its implementing rules, including termination without cause, the employer must either reinstate and continue to perform the employee’s employment contract or pay the employee damages calculated at twice the rate for calculating the severance payment, subject to the employee’s own request. In the case that the employee requests for damages, the employer is not required to pay other severance or the remainder of the amount owed under the employment contract unless the employment contract has otherwise provided for.

In addition, according to the Labor Contract Law and its implementing rules, in order to enforce the non-compete provision with the employees after the termination or ending of employment relationship, the employer shall compensate the employees on a monthly basis during the non-competition period after such termination or ending of employment.

On January 24, 2014 the Ministry of Human Resources and Social Security promulgated Interim Provisions on Labor Dispatching, or Circular 22, effective from March 1, 2014, which provides that an employer shall strictly control the number of employees under labor dispatching arrangements and dispatched employees can only be used in temporary, ancillary and replaceable positions. The number of dispatched workers used by an employer shall be reduced to no more than 10% of the total number of its employees within two years after March 1, 2014. However, the labor contract and labor dispatching agreement lawfully concluded prior to the promulgation date of the Decision of the Standing Committee of the NPC on Revising the “Labor Contract Law of the PRC” may continue to be performed until the expiry of the above contract or agreement if expiry date of such contract or agreement is later than the day after two years calculating from March 1, 2014. If the employer fails to reduce the number of dispatched employees as required by Circular 22 and could not correct its practice after receiving warnings from government authority, the employer may be subject to a fine ranging from RMB1, 000 to RMB5, 000 per dispatched employee.

Regulation on houses lease

According to Administrative Measures for the Leasing of Commodity Housing promulgated by Ministry of Housing and Urban- Rural Development on December 1, 2010, within 30 days after the execution of the housing lease contract, the parties involved shall handle the filing procedure of the leasing of housing at local competent authorities. Failure to completion of such filing may result in fines up to RMB10,000.

Regulation on PRC business tax and VAT

Prior to January 1, 2012, pursuant to the Provisional Regulation of China on Business Tax and its Implementing Rules, an entity or individual rendering services in China was generally subject to a business tax at the rate of 5% on revenues generated from the provision of such services. Since January 1, 2012, the MOF and the SAT have started to implement the VAT Pilot Program, which imposes VAT in lieu of business tax for certain industries in Shanghai. Since August 1, 2012, the VAT Pilot Program has been expanded to and implemented in other regions, including Beijing, Tianjin, Jiangsu, Zhejiang, Anhui, Fujian, Hubei, Guangdong. On May 24, 2013, the MOF and the SAT jointly issued Notice 37, which expanded the VAT Pilot Program nationwide starting on August 1, 2013. On December 12, 2013, the MOF and the SAT jointly issued Notice 106, effective on January 1, 2014, which replaced Notice 37 and improved some tax policies in the VAT Pilot Program. From May 1, 2016, the VAT will be expanded to all business tax taxpayers. As a result of the VAT Pilot program, an entity or individual rendering services in China is subject to VAT at the rate of 17%, 11% or 6%, as applicable.

Regulations on PRC Enterprise Income Tax on indirect transfer of non-resident enterprises

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the SAT on December 10, 2009 with retroactive effect from January 1, 2008, when a non-PRC resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposing of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, non-PRC resident enterprise, being the transferor, shall report this Indirect Transfer to the competent tax authority of the PRC resident enterprise. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if the Indirect Transfer lacks a reasonable commercial purpose and is arranged for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax at a rate of up to 10%. Circular 698 also provides that in the event that a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than their fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. In addition, SAT released SAT Public Notice (2011) No. 24, or Public Notice 24, which took effect on April 1, 2011, to clarify several issues related to Circular 698. Under Public Notice 24, the term ‘‘effective tax rate’’ refers to the effective tax rate on the gain derived from a disposition of any equity interest of an overseas holding company. There is uncertainty as to the application of Circular 698.

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Certain Issues Concerning the Enterprise Income Tax on the Indirect Transfer of Properties by Non-resident Enterprises, or Circular 7, which abolishes certain provisions of Circular 698 and Public Notice 24 and also provides more guidance on a number of issues in Circular 698. Circular 7 stipulates that when a non-resident enterprise transfers the assets (including equity interests) in an overseas holding company, which directly or indirectly owns PRC taxable properties, including shares in a PRC company (or PRC Taxable Assets), for the purposes of avoiding PRC enterprise income taxes through an arrangement without reasonable commercial purpose, such indirect transfer should be reclassified and recognized to be a direct transfer of the assets (including equity interests) of a PRC resident enterprise in accordance with the Enterprise Income Tax Law, unless the overall arrangements relating to an indirect transfer of PRC Taxable Assets fulfill one of the following conditions: (i) where a non-resident enterprise derives income from the indirect transfer of PRC Taxable Assets by acquiring and selling equity interests of a listed overseas company on a public market; and (ii) where the non-resident enterprise had directly held and transferred such PRC Taxable Assets, the income from the transfer of such PRC Taxable Assets would have been exempted from enterprise income tax in the PRC under an applicable tax treaty or arrangement.

Although the exemptions above are clarified in Circular 7, as Circular 7 was newly implemented and only became effective in February 2015, there might be limited precedents regarding the application and enforcement of Circular 7 and the related SAT notices and it remains uncertain whether such exemptions or relevant provisions of Circular 7 will be applicable to the transactions such as our future disposal of subsidiaries, acquisitions of complementary businesses, or restructuring of our organizational structure where non-PRC resident investors and PRC Taxable Assets are involved.

Torts law

The PRC Torts Law was promulgated by the NPC Standing Committee on December 26, 2009 and became effective on July 1, 2010. According to the Torts Law, in the case of car rental, where the driver is different from the owner of the vehicle, if the driver is held liable for a traffic accident, such liability will first be covered by the insurance company within the coverage of the compulsory traffic accident insurance of the vehicle. If the insurance coverage is not sufficient, the driver shall be responsible for the remaining compensation, and the vehicle owner shall not be liable for compensation unless the owner has fault in such accident. However, if we provide driving services, where the driver is our employee or an employee dispatched by other third-party entity, if the driver causes damages or injuries to others when providing driving service, such liability will first be covered by the insurance company within the coverage of the compulsory traffic accident insurance of the vehicle. If the insurance coverage is not sufficient, we will generally be held liable for the remaining compensation.

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

On August 29, 2008, the SAFE promulgated a notice, Circular 142, regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice requires that the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, the SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Furthermore, on November 9, 2010, SAFE promulgated the Notice Relating to Strengthening the Administration of Foreign Exchange Businesses, which tightens the regulation on the settlement of net proceeds from overseas offerings , and requires (i) that the settlement of net proceeds must be consistent with the uses stated in the prospectus for the offering, and (ii) the submission of relevant board resolutions for the portion of proceeds that is over-subscripted or fall outside the uses stated in the prospectus.  On March 30, 2015, the SAFE promulgated a Circular on Reforming of Administrative Methods Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Companies, or Circular 19, which became effective on June 1, 2015, superseding Circular 142. According to Circular 19, although it restates certain restrictions on use of investment capital in foreign currency by foreign invested company, it specifies that the registered capital of a foreign-invested company in foreign currency can be converted into RMB voluntarily and be allowed to use for equity investment in the PRC subject to certain reinvestment registration with local SAFE made by the invested company. However, since Circular 19 is newly issued, its interpretation and enforcement involve significant uncertainties.

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

Regulations on employee share options

Pursuant to the Implementing Rules of the Administration Measure for Individual Foreign Exchange, or the Individual Foreign Exchange Rule, and the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Share Incentive Plan of Overseas-Listed Companies, or Share Option Rule, issued in January 2007 and February 2012, respectively, by the SAFE, domestic individuals who have participated in any stock incentive plan including employee stock holding plan, share option plan or similar plan in an overseas-listed company are required to register with the relevant SAFE branch and complete certain other procedures related to the share incentive plan through a PRC agent. Under the Share Option Rule, individuals in PRC including PRC citizens (including of Hong Kong, Macau and Taiwan nationals) and foreign nationals who have continuously resided in China for at least a year who participate in the share incentive plan of a same overseas listed company shall collectively appoint a qualified PRC domestic agent or a PRC subsidiary of such overseas listed company, or the PRC agent, to conduct foreign exchange registration, open bank accounts and transfer and exchange funds and an overseas entity shall be appointed to conduct exercise of option, buying and selling of relevant stocks or equities and transfer of relevant funds. The individuals’ foreign exchange income received from the sale of shares or dividends distributed by the overseas-listed company which is repatriated back to China shall first be remitted into a collective foreign exchange account opened and managed by the PRC agent before distribution to such individuals in a foreign currency or in RMB. We and our employees who are domestic individuals and have participated in our stock incentive plan, or PRC optionees, have been subject to these rules since the listing of our ADSs on the NYSE. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions. In addition, the SAT has issued certain circulars concerning employee share options. Pursuant to these circulars, our employees working in China who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or any other PRC government authorities.

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

Regulations on cross-border direct investment in Renminbi

On October 12, 2011, MOFCOM issued the Notice of the Ministry of Commerce on Issues concerning Cross border Direct Investment in Renminbi which was abolished in 2013 and on December 3, 2013 the MOFCOM promulgated the Announcement on Issues relating to Cross-border Direct Investment in RMB, effective from January 1, 2014. Under this announcement, the “cross- border direct investment in RMB “shall refer to the direct investment activities conducted by foreign investors (including the investors from Hong Kong, Macau and Taiwan) in China with offshore RMB funds obtained legally, including, among other things, the establishment of new enterprises, increase of capital, shareholding or merger and acquisition of domestic enterprises. The cross-border direct investment in RMB by a foreign investor or reinvestment by its foreign-invested enterprise shall conform to the requirements of laws, regulations and relevant provisions on foreign investment and comply with the foreign investment industry policies of China and the provisions on security review of foreign investment mergers and acquisitions and anti-monopoly review. No foreign-invested enterprise is allowed to use the funds of cross-border direct investment in RMB for investment, directly or indirectly, in negotiable securities and financial derivatives in China (except for strategic investment in listed companies) or for entrusted loans. On October 13, 2011, the PBOC issued the Management Rules on the Settlement of Foreign Direct Invested Renminbi, which provide that foreign invested enterprises with RMB-dominated foreign direct investment must register with the PBOC or its local branch after obtaining the permit from MOFCOM and the business license.

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

          In order to strengthen the protection of the rights and interests of computer software copyright owners, the State Council promulgated the Regulations on the Protection of Computer Software on December 20, 2001, which became effective on January 1, 2002 and amended it in 2011 and 2013, and the State Bureau of Copyright promulgated the Measures on the Registration of Computer Software Copyright on February 20, 2002, which was subsequently amended by the State Council in 2011. For the software copyrights of legal persons or other organizations, the term of protection for the software copyright is 50 years, ending on December 31 of the fiftieth year after the first publication of the software. The software copyright owner may follow registration procedures with the software registration institution authorized by the State Bureau of Copyright and obtain a Registration Certificate of Software Copyright, which is the prima facie proof of the registered copyright ownership. As of December 31, 2015, our PRC subsidiaries had registered the copyrights of 19 computer software in the PRC, and have obtained all Registration Certificates of Software Copyright.

Trademark

As of December 31, 2015, our PRC subsidiaries had registered 185 trademarks in the PRC and 19 trademarks in other countries. Registered trademarks are protected under the Trademark Law adopted on August 23, 1982 (effective on March 1, 1983) and amended on February 22, 1993 (effective on July 1, 1993), October 27, 2001 (effective on December 1, 2001) and August 30, 2013 (effective on May 1, 2014), the Trademark Office of the State Administration of Industry and Commerce (or the Trademark Office) is responsible for the registration and administration of trademarks throughout China and grants a term of ten years to registered trademarks. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark that has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark shall not prejudice the existing right of others obtained by priority, nor shall any person register in advance a trademark that has already been used by another person and has already gained “sufficient degree of reputation” through that person’s use. After receiving an application, the Trademark Office will make a public announcement if the relevant trademark passes the preliminary examination. Within three months after such public announcement, any person may file an opposition against a trademark that has passed a preliminary examination. The Trademark Office’s decisions on rejection, opposition or cancellation of an application may be appealed to the Trademark Review and Adjudication Board, whose decision may be further appealed through judicial proceedings.

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

Domain name

As of December 31, 2015, our PRC subsidiaries had registered 250 domain names, of which 115 were registered in the PRC and 135 were registered in other countries. On November 5, 2004, the Ministry of Industry and Information Technology promulgated the Measures for Administration of Domain Names for the Chinese Internet (or the Domain Name Measures, effective on December 20, 2004). The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “cn”. On May 29, 2012, the China Internet Network Information Center, or the CNNIC, issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names (effective on the promulgation date). On June 28, 2012, the CNNIC issued the Measures on Domain Name Disputes Resolution (effective on the promulgation date), pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes.

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

In September 2010, we acquired all the shares of eHi Auto Services (Hong Kong) Holding Limited, or eHi Hong Kong, a then dormant company incorporated in Hong Kong, and became its sole shareholder. In January 2011, Shuzhi and eHi Hong Kong completed a share transfer and capital increase of eHi Rental, upon which eHi Hong Kong acquired the 5.87% equity interest of eHi Rental from the two nominee shareholders. As a result, eHi Rental was converted into a Sino foreign joint venture enterprise. The registered capital of eHi Rental was increased several times and reached US$468 million in 2015. eHi Hong Kong and Shuzhi currently hold 94.24% and 5.76% equity interests of eHi Rental, respectively.

In December 2011, we established our second wholly foreign owned subsidiary, eHi Jiangsu, in China. eHi Jiangsu is wholly owned by eHi Hong Kong. We have, through eHi Rental and eHi Jiangsu, established and acquired several subsidiaries in various regions in China to expand the geographic coverage of our business operations.

In connection with our car services business, we provide vehicles and chauffeur services through different subsidiaries. We provide vehicles through eHi Rental and eHi Jiangsu as well as their subsidiaries and branches, and provide chauffeur services through Shanghai Smart Brand, which was established by Shuzhi in April 2011. Several subsidiaries and branches of Shanghai Smart Brand were also established to provide chauffeur services in various regions in China.

Our current major operations are not subject to the ICP license requirements. In March 2014, we entered into a series of contractual arrangements with our PRC incorporated variable interest entity eHi Information, and its shareholders to further expand our Internet and mobile services. Such contractual arrangements enable us to exercise effective control over the operations of eHi Information which resulted in the consolidation of eHi Information by eHi Rental. eHi Information obtained the ICP license from the relevant telecommunication authorities on September 24, 2014. eHi Information currently does not have any material operation and we do not expect eHi Information to contribute a material portion of our net revenues and operations in the foreseeable future. In January 2015, we entered into a series of contractual arrangements with our PRC incorporated variable interest entity eHi Car Sharing and its shareholders, which is intended to provide an online platform for P2P car rental between private vehicles owners and individual customers.  eHi Car Sharing is currently not yet in operation and we do not expect it to contribute to a material portion of our revenues and operations in the foreseeable future.

In October 2013, we established L&L Financial Leasing Holding Limited, or L&L, in Hong Kong through eHi Hong Kong, which is a holding company of Shanghai Taihao Financial Leasing Co., Ltd., or Shanghai Taihao, and Shanghai Taide Financial Leasing Co., Ltd., or Shanghai Taide. Shanghai Taide was incorporated in the Shanghai Free Trade Zone. Shanghai Taihao and Shanghai Taide are authorized to operate financial leasing business in China.

In November 2013, we, through Shuzhi, established a wholly owned subsidiary Shangahi Taihan Trading Co., Ltd., or Shanghai Taihan. Shanghai Taihan was incorporated in the Shanghai Free Trade Zone to operate sales of vehicles and used vehicles business.

In April 2014, we, through our then-wholly owned subsidiary, Elite Plus Developments Limited, or Elite Plus, invested US$25 million for a subscription in series B preferred shares of Travice Inc., which developed and operates the Kuaidi mobile taxi and car hailing service, representing 8.4% of the then outstanding share capital of Travice Inc. Travice Inc. also issued a warrant to Elite Plus to purchase an additional 4,684,074 series C preferred shares of Travice Inc. In January 2015, the Company waived the warrant and received US$3 million in exchange for the waiver of the warrant. In February 2015, Travice Inc. was merged with and into Xiaoju Science and Technology Limited, which developed and operates the Didi mobile taxi and car hailing service. After the completion of such merger, Elite Plus’s investment in Travice Inc. was exchanged to a minority stake of the surviving company Xiaoju Kuaizhi Inc. In June 2015, we transferred 100% of our equity interest in Elite Plus to an independent third party for gross proceeds of US$160.9 million.

In November 2015, we, through eHi Rental, established a wholly owned subsidiary eHi Car Rental Management Services (Shanghai) Co., Ltd, or eHi Management. eHi Management was incorporated to operate car rental management and related software development business.

In November 2014, we completed an initial public offering of 10,000,000 ADSs at the price of US$12.00 per ADS. Each ADS represents two Class A common shares. On November 18, 2014, our ADSs were listed on the New York Stock Exchange under the symbol “EHIC”. In November 2014, we also issued 5,000,000, 1,666,666 and 1,666,666 Class A common shares to Dongfeng Asset Management Co. Ltd., China Universal Asset Management Co., Ltd. and Ctrip, respectively, at the price of US$6.00 per share (equivalent to US$12.00 per ADS), in a private placement concurrent with the initial public offering.

In December 2015, we completed an offering of US$200 million in aggregate principal amount of senior unsecured notes due 2018. The 2018 Senior Notes were offered by our Cayman holding company, and all of our offshore subsidiaries eHi Hong Kong, Brave Passion Limited and L&L jointly and severally provided guarantees.

The following diagram illustrates our principal corporate structure as of the date of this Form 20-F :

(1)              eHi Information is a variable interest entity incorporated in China and is 50% owned by Mr. Hongtao Han and 50% owned by Mr. Chun Xie. We effectively control eHi Information through contractual arrangements.

(2)              eHi Car Sharing is a variable interest entity incorporated in China and is 70% owned by Mr. Wen Zhang and 30% owned by Mr. Chengzhu Wang.  We effectively control eHi Car Sharing through contractual arrangements.

D.             Property, Plant and Equipment

Our corporate headquarters are located in Shanghai, China, where we lease an aggregate gross floor area of approximately 3,200 square meters for our general administration as well as to process reservations for our car services and maintain our proprietary technology platform.

As of December 31, 2015, we directly operated a total of 1,861 service locations in 151 cities across China. Our lease agreements for office space of our stores generally have a term of one to three years. All of our service locations have a standardized design, appearance, decoration, color scheme and display. We select locations for our stores and pick-up points based on criteria including convenient access to transportation hubs, major office buildings, shopping centers or universities, which we believe have more potential for sustainable and increasing demand for our services.

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

A.                      Operating Results

Overview

We provide one-stop comprehensive services to both individual customers as well as corporate and institutional clients. This business model, together with our leading positions in both China’s car service market and car rental market, enables us to cross-sell to different target customers and capture complementary and evolving market opportunities.

Our one-stop comprehensive services include the following:

•                                   Car rentals. We provide self-drive car rental services to both individual customers as well as corporate and institutional clients to meet their travel, leisure, business and ground transportation needs. Our short-term car rentals have a term of less than one year and are primarily provided to individual customers on an hourly, daily, weekly or monthly basis. Our long-term car rentals have a term of one year or longer and are primarily provided to corporate and institutional clients. As of December 31, 2015, our car rental fleet included 35,647 vehicles of over 200 models primarily from major automobile manufacturers. In 2015, we derived approximately 75.9% of our net revenues from car rentals.

•                                   Car services. We provide chauffeured car services primarily to corporate and institutional clients, including may Fortune 500 companies in China. Our car services include routine services such as airport pickup and drop-off, inter-office transfers and other business transportation needs, as well as event-driven activities such as conventions, promotional tours and special events. We generally enter into long-term framework agreements with our corporate and institutional clients pursuant to which our vehicles and chauffeur services are provided by different subsidiaries. With 2,423 vehicles and 2,333 drivers as of December 31, 2015, our car services were offered by us and our contracted service providers in 142 cities across China, with a focus on first-tier cities including Beijing, Shanghai, Guangzhou and Shenzhen. In 2015, we derived approximately 24.1% of our net revenues from car services.

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

Our results of operations in any given period are more directly affected by company specific factors, including:

•                              Fleet utilization. Our ability to effectively utilize our fleet will have a material effect on our results of operations. We view our entire vehicle fleet as one pool of assets that are cross-utilizable, and we re-deploy our fleet to complement different demand cycles. Factors affecting the utilization of our fleet include, among others, our fleet size, the demand for our services, our pricing, our customer experience, the effective management of our operations through our proprietary technology platform, and the competitive landscape of car services market in China. In 2013, 2014 and 2015, the fleet utilization rate of our car rental fleet was 70.5%, 71.8% and 71.4%, respectively.

•                              Fleet size and geographic coverage. Expansion of our fleet size and geographic coverage is essential to the growth of our business. We had grown our total fleet size from 11,586 vehicles as of December 31, 2013 to 38,070 vehicles as of December 31, 2015, and expanded our geographic coverage from 48 cities as of January 1, 2012 to 151 cities as of December 31, 2015. We intend to continue to expand our total fleet size, further penetrate our existing markets, and extend our services to selected new cities which have strong growth potential and are close to our existing markets, transportation hubs or tourist spots. Our business and results of operations will depend significantly on our ability to expand fleet size and geographic coverage in a timely manner.

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

We determine the rates for our car services based on a number of factors, including vehicle model, service type, the length of rental period, time and location of pickup and drop-off, and prevailing market prices. Operating expenses such as store expenses and other executory costs are not significant considerations in determining rates for car services. Our management reviews these rates on a regular basis. Our long-term framework agreements with our corporate and institutional clients provide for predetermined price ranges and, as a result, our rates for car services are generally more stable.

•                              Finance costs. We use banks and third-party financing companies to finance the procurement of a portion of our fleet. We also conducted a note offering in December 2015 in connection with our fleet procurement and other corporate purposes. Due to our large fleet size and procurement needs, our ability to obtain proper source of financing and respective finance costs in connection with our vehicle acquisition could have a material impact on our results of operations.

•                              Vehicle acquisition and disposition and our ability to control operating expenses. Vehicle purchases have historically accounted for, and are expected to continue to account for, most of our capital expenditures. To provide our customers with vehicles in good conditions, we typically hold vehicles in our fleet for three to four years, except for program cars which typically have a holding period of 12 to 24 months. The difference between the disposal price of a used vehicle and the residual book value of such vehicle is recorded as a gain or loss under our depreciation expenses in our consolidated statements of comprehensive loss. Therefore, our ability to dispose of retired vehicles at optimal prices will have a material effect on our results of operations.

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

The following tables set forth our key operating metrics as of the dates and for the periods indicated:

Period-end fleet size(1) (2)

	As of December 31,
	2013(1)	2014(1)	2015(2)
Car rentals	10,500	18,416	35,647
Car services	1,086	1,330	2,423
Total	11,586	19,746	38,070

(1) “Period-end fleet size” refers to the aggregate number of vehicles in our car rentals and car services fleets as of the last day of a given period to which we hold legal title, including vehicles that we have written off in accordance with our accounting policy and vehicles that are currently missing but have not been written off. The period-end fleet size of 2013 and 2014 included 114 vehicles and 140 vehicles, respectively, which we had written off from our balance sheet as of December 31, 2013 and 2014, respectively, in accordance with our accounting policy.

(2) In 2015, we adopted a revised definition of “Period-end fleet size”, which refers to the aggregate number of vehicles in our car rentals and car services fleets as of the last day of a given period which we hold legal title to and also reflect in our balance sheet, including vehicles that are currently missing but have not been written off.  The period-end fleet size as of December 31, 2015 excluded 151 vehicles which we had written off from our balance sheet as of December 31, 2015 in accordance with our accounting policy.

Car rentals and car services

	For the Years Ended
	December 31,
	2013	2014	2015
Average available fleet size(1)	9,937	14,111	26,460
RevPAC (RMB)(2)	156	165	150

Car rentals

	For the Years Ended December 31,
	2013	2014	2015
Average available fleet size(1)	8,987	12,955	24,573
RevPAC (RMB)(2)	115	127	123
Fleet utilization rate (%)(3)	70.5	71.8	71.4
Average daily rental rate (RMB)(4)	163	176	172

Car services

	For the Years Ended December 31,
	2012	2013	2014
Average available fleet size(1)	950	1,156	1,887
RevPAC (RMB)(2)	546	598	508

(1)“Average available fleet size” is calculated by dividing the aggregate number of days in which our fleet was in operation during a given period by the total number of days during the same period. In determining the size of our fleet in operation, we include all vehicles in our car rentals and car services fleets except for vehicles that have been written off in accordance with our accounting policy and vehicles that have not been consistently made available for rent and that we may consider to dispose when appropriate opportunities arise.

(2)“RevPAC” refers to average daily net revenue per available car, which is calculated by dividing the net revenues during a given period by the aggregate number of days in which our fleet was in operation during the same period.

(3)“Fleet utilization rate” refers to the aggregate transaction days for our car rental fleet during a given period divided by the aggregate days our car rental fleet are in operation during the same period. “Transaction days” refer to the aggregate number of days on which a vehicle in our car rental or car services fleet was on rent during a given period.

(4)“Average daily rental rate” refers to RevPAC during a given period divided by the fleet utilization rate during the same period.

There is no industry norm with respect to the calculations of these operating metrics. As a result, our operating metrics may not be comparable to those used by other industry participants.

Certain income statement line items

Net revenues

Our net revenues represent our gross revenues from operations, less business tax, VAT and other related surcharges. The following table sets forth our net revenues for the periods presented by service type. No single individual customer, corporate or institutional client accounted for more than 5% of our net revenues in any period presented.

	For the Year Ended December 31,
	2013		2014		2015
		% of Net		% of Net			% of Net
	RMB	Revenues	RMB	Revenues	RMB	US$	Revenues
	(in thousands, except percentages)
Car rentals	377,013	66.6%	598,792	70.3%	1,100,579	169,900	75.9%
Car services	189,381	33.4	252,373	29.7	350,051	54,039	24.1
Total net revenues	566,394	100.0%	851,165	100.0%	1,450,630	223,939	100.0%

Car rentals

We provide self-drive car rental services to both individual customers as well as corporate and institutional clients. Our short-term car rentals have a term of less than one year and are primarily provided to individual customers on an hourly, daily, weekly or monthly basis. A majority of our revenues derived from short-term car rentals are from our basic car rental service package, the charges for which include an hourly or daily rental fee, a transaction based handling fee and a basic insurance charge. We also derive a small portion of short-term car rentals revenues from fees and charges for premium services such as vehicle delivery to and pick up from customer-designated locations, GPS-based navigation device rentals, charges for inter-city return, and excess mileage charges. Our long-term car rentals have a term of one year or longer and are primarily provided to corporate and institutional clients at a negotiated rental rate under long-term contracts.

Car services

We provide chauffeured car services primarily to corporate and institutional clients. We generally enter into long-term framework agreements with our corporate and institutional clients pursuant to which our vehicles and chauffeur services are provided by different subsidiaries. We usually charge our corporate and institutional clients for car services a negotiated fixed service fee for a specified trip or for services in a certain period of time, which include the provision of chauffeur services. In certain circumstances, based on demand from key corporate and institutional clients, we also cooperate with contracted service providers to provide car services in certain cities where we currently do not provide car services or the demand for such services exceeds our existing capacity. We recognize the revenues derived from such contracted service providers on a gross basis and recognize the costs related to them as part of our cost of revenues.

Cost of revenues

Commencing with the fourth quarter of 2015, we began reporting gross profit as a GAAP measure included in our results of operations in the accompanying consolidated statements of comprehensive income (loss).  This measure is defined, consistent with generally accepted accounting principles, as net revenues reduced by cost of revenues.  We previously reported the caption “vehicle operating expenses”.  We have evaluated the presentation of results of operations and have concluded all relevant costs of revenue are included in “vehicle operating expenses”.  Accordingly, “vehicle operating expenses” have been re-titled “costs of revenue” for the current period and all historical periods, and gross profit has been presented for the current period and all historical periods.  We plan to continue to present results of operations in this fashion for future periods. We concluded, after considering that gross profit is used internally by management as a performance measure and provides a meaningful additional performance metric reflecting our growth, that such measure was relevant for external financial reporting purposes.

The principal components of our cost of revenues include vehicle-related depreciation, payroll-related expenses, vehicle insurance expenses, vehicle repair and maintenance expenses, car rental expenses, fuel expenses as well as store expenses. The following table sets forth the components of our cost of revenues for the periods indicated:

	For the Years Ended December 31,
	2013		2014		2015
	RMB	% of Net Revenues	RMB	% of Net Revenues	RMB	US$	% of Net Revenues
	(in thousands, except percentages)
Net revenues	566,394	100.0%	851,165	100.0%	1,450,630	223,939	100.0%
Cost of revenues:
Vehicle-related depreciation	190,463	33.6	277,336	32.6	457,479	70,623	31.5
Payroll-related expenses	112,827	19.9	162,965	19.1	252,015	38,904	17.4
Vehicle insurance expenses	52,098	9.2	72,190	8.5	116,491	17,983	8.0
Vehicle repair and maintenance expenses	45,503	8.0	45,319	5.3	64,126	9,899	4.4
Car rental expenses	26,162	4.6	32,237	3.8	44,274	6,835	3.1
Fuel expenses	39,798	7.0	56,236	6.6	70,019	10,809	4.8
Store expenses	33,766	6.0	48,135	5.7	76,041	11,739	5.2
Others	25,829	4.6	24,281	2.8	57,533	8,882	4.0
Total cost of revenues	526,446	92.9%	718,699	84.4%	1,137,978	175,674	78.4%

Vehicle-related depreciation. A significant component of our cost of revenues is vehicle-related depreciation. As our fleet continues to grow, depreciation has become, and will continue to be, a significant portion of our cost of revenues. Our depreciation expenses are also affected by the following factors, some of which may be beyond our control: (i) our average vehicle and in-car equipment acquisition cost, (ii) our management’s periodic review of present and estimated future market conditions and their effect on residual values of our vehicles at the time of disposal, (iii) provision or write-off in connection with our lost or stolen vehicles, and (iv) any gain or loss resulting from vehicle disposals. Depreciation begins when three criteria are met: (i) license plate for the vehicle is obtained, (ii) insurance for the vehicle becomes effective, and (iii) GPS-based tracking device is installed on the vehicle, which allows our proprietary technology platform to monitor the location of the vehicle.

Payroll-related expenses. Our payroll-related expenses primarily consist of salaries, social insurance and welfare benefits of our employees directly involved in vehicle operations. As of December 31, 2015, we had 3,901 full-time employees who were directly involved in vehicle operations and services, including 2,333 drivers. We expect the number of our employees to continue to increase along with the expansion of our operations. As overall wages in China continue to increase, we expect our labor costs to continue to rise in the foreseeable future. We seek to maintain compensation levels in accordance with prevailing trends in our industry.

Vehicle insurance expenses. We purchase motor vehicle damage insurance, third-party liability insurance, compulsory traffic accident insurance, passenger injury insurance, and other insurance coverage that our management considers adequate to protect our assets and operations under different situations. If we have a low accident rate of our fleet, we may benefit from the “no-claim discount” and enjoy lower insurance premiums when purchasing relevant insurance for our fleet.

Vehicle repair and maintenance expenses. Vehicle repair and maintenance expenses are largely a function of our fleet size. As our fleet size increases, we expect these expenses to increase. Vehicle repair and maintenance expenses are also affected by the age and model of vehicles. A new vehicle typically incurs less repair and maintenance expenses than an older one. We also expect that opening more in-house vehicle repair and maintenance centers in cities where we have sizable fleets will help reduce average repair and maintenance expenses per vehicle.

Car rental expenses. Our car rental expenses primarily consist of fees paid to contracted service providers for car services provided by them to our customers in certain cities where we currently do not provide car services or the demand for such services exceeds our existing capacity.

Fuel expenses. We bear the fuel expenses consumed when we provide car services to our corporate and institutional clients. We also bear the fuel expenses for gasoline in our vehicles when we deliver our rental cars to customers and when we provide vehicle pick-up and drop-off services to them, as well as the fuel expenses of internal fleet dispatching and repair and maintenance.

Store expenses. Our store expenses include rental expenses with respect to our service locations, which include our stores and pick-up points, depreciation of store equipment and leasehold improvements, and other store related expenses. We typically enter into lease agreements for our stores with terms of three to five years. The increase in our store expenses primarily resulted from our continued expansion, and we expect our store expenses will continue to increase as we further expand our nationwide service network.

Other expenses. Other expenses include, among others, tolls, vehicle annual inspection fees and other miscellaneous expenses.

As we continue to expand the scale of our operations, we expect to gradually benefit from economies of scale and increasing operating efficiency, thereby lowering our cost of revenues as a percentage of our net revenues.

Selling and marketing expenses

Selling and marketing expenses consist primarily of advertising and promotion expenses. We have historically promoted our brand and services primarily through online channels, such as search engines, social network websites and Internet portals. We also utilize offline advertising channels, such as outdoor advertising. Attributable to our commitment to enhanced customer experience, we have built a broad and diverse customer base and are increasingly benefiting from word-of-mouth referrals, thereby lowering the growth rate of our selling and marketing expenses. Selling and marketing expenses also include payroll-related expenses in connection with our sales and marketing force. Other selling and marketing expenses include commissions paid to sale channels and other miscellaneous fees related to our sales and promotion activities.

The following table sets forth the key components of our selling and marketing expenses for the periods indicated:

	For the Years Ended December 31,
	2013		2014		2015
	RMB	% of Net Revenues	RMB	% of Net Revenues	RMB	US$	% of Net Revenues
	(in thousands, except percentages)
Net revenues	566,394	100.0%	851,165	100.0%	1,450,630	223,939	100.0%
Selling and marketing expenses:
Advertising and promotion expenses	24,794	4.4	16,105	1.9	28,947	4,469	2.0
Payroll-related expenses	10,290	1.8	13,566	1.6	16,116	2,488	1.1
Others	5,355	0.9	5,645	0.6	19,996	3,086	1.4
Total selling and marketing expenses	40,439	7.1%	35,316	4.1%	65,059	10,043	4.5%

General and administrative expenses

General and administrative expenses consist primarily of (i) payroll-related expenses relating to our administrative and management functions, (ii) office rental expenses for our headquarters, (iii) share-based compensation expenses, and (iv) other administrative expenses, including professional services fees paid to external advisers and counsels.

The increases in our general and administrative expenses from 2013 to 2015 primarily reflected our business expansion and share-based compensation charges associated with options and restricted shares. We also recorded significant external professional services fees in 2013, 2014 and 2015 in connection with our financing activities. We expect our general and administrative expenses to continue to increase in absolute amounts as our business expands and as we become a public company resulting in significant reporting and compliance costs. We believe our facilities and proprietary technology platform enable us to support a substantial further increase in net revenues without causing a proportionate increase in our general and administrative expenses, and as a result, we expect our general and administrative expenses as a percentage of our net revenues to decline in the long run as we grow our business.

The following table sets forth the key components of our general and administrative expenses for the periods indicated:

	For the Year Ended December 31,
	2013		2014		2015
	RMB	% of Net Revenues	RMB	% of Net Revenues	RMB	US$	% of Net Revenues
	(in thousands, except percentages )
Net revenues	566,394	100.0%	851,165	100.0%	1,450,630	223,939	100.0%
General and administrative expenses:
Payroll-related expenses	57,469	10.1	66,338	7.8	89,955	13,887	6.2
Office rental expenses	6,927	1.2	7,940	0.9	13,215	2,040	0.9
Share-based compensation	6,168	1.1	12,058	1.4	12,727	1,965	0.9
Depreciation expense	1,839	0.3	2,156	0.3	1,790	276	0.1
Others	40,013	7.1	43,633	5.1	65,862	10,167	4.6
Total general and administrative expenses	112,416	19.8%	132,125	15.5%	183,549	28,335	12.7%

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

Share-based compensation expenses

We recognize share-based compensation based on the grant date fair value of equity awards, with compensation expense recognized over the period in which the grantee is required to provide services to our company in exchange for the equity award. Share-based compensation expense is classified in the consolidated statements of comprehensive income (loss) based upon the job function of the grantee. We recognized share-based compensation expenses related to restricted shares or share options granted to certain directors, officers and employees for their services to us in the amount of RMB6.2 million, RMB12.7 million and RMB14.0 million (US$2.2 million) in 2013, 2014 and 2015, respectively.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Our wholly owned Hong Kong subsidiaries, eHi Hong Kong and L&L, are subject to Hong Kong profit tax on their activities conducted in Hong Kong. No provision for Hong Kong profits tax has been made in the consolidated financial statements as eHi Hong Kong and L&L had no assessable income in 2013, 2014 and 2015.  Dividends from our Hong Kong subsidiaries to us are exempt from withholding tax.

PRC

Prior to the effective date of the EIT Law on January 1, 2008, enterprises in China were generally subject to an enterprise income tax at a statutory rate of 33% unless they qualified for certain preferential treatment. Effective as of January 1, 2008, the EIT Law applies a uniform enterprise income tax rate of 25% to all domestic enterprises and foreign-invested enterprises and grants tax incentives for qualified enterprises. Therefore, unless otherwise specified, all of our PRC subsidiaries transitioned from an income tax rate of 33% to 25%, effective January 1, 2008. The EIT Law and its Implementing Rules also permit qualified small-scale enterprises with low profit margins to enjoy a reduced 20% enterprise income tax rate. On November 29, 2011, Circular 117 further provided that if a qualified small-scale enterprise with low profit margins has an annual taxable income of not more than RMB60,000, then 50% of its taxable income can be exempted from enterprise income tax until December 31, 2015, further reducing the effective enterprise income tax rate to 10% until then.

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

Since January 1, 2012, the MOF and the SAT have started to implement the VAT Pilot Program, providing that companies which are classified by Shanghai’s local tax authorities as in transportation or certain modern service sectors are required to pay VAT,  instead of business tax. Since August 1, 2012, the VAT Pilot Program has been expanded to and implemented in other regions, including Beijing, Tianjin, Jiangsu, Zhejiang, Anhui, Fujian, Hubei and Guangdong. Since August 1, 2013, the VAT Pilot Program has been expanded nationwide. As a result of the VAT Pilot program, in general, we are subject to a 17% VAT for car rental services, an 11% VAT for designated driving services and a 6% VAT for qualified management services, respectively, which have the effect of reducing our net revenues.

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

Revenue recognition

We provide car rentals and car services to our customers. Revenues are primarily comprised of vehicle rental fees and insurance charges, which are recognized over the rental period. Revenue from the sale of gasoline is recognized when the vehicle is returned and is based on the actual volume of gasoline consumed or a contracted fee paid by the customer. Payments for our services from individual customers are generally collected in advance and such amounts received are recorded as advances from customers on the consolidated balance sheets, and are recognized as revenue when services are rendered and revenue recognition criteria are met. For corporate and institutional clients who are on credit terms, the initial credit evaluation is conducted before trade credit is extended, and revenue is recognized when collectability is reasonably assured, services are rendered and all other revenue recognition criteria are met.

Based on demand from our corporate and institutional clients, we engage contracted service providers in offering car services to our customers where we currently do not provide such services in certain cities or the demand for such services exceeds our existing capacity. The end customers sign service contracts directly with us in such arrangements and we are the party who is responsible for customers’ acceptance for services rendered. In case of customer disputes, we resolve customer complaints and are solely responsible for refunding customers their payments. Therefore, we are considered the primary obligor. We also determine the service fee and bear the credit risk. As a result, we recognize this type of revenue on a gross basis.

In the consolidated statements of comprehensive income (loss), revenues are presented net of business tax, VAT and other related surcharges. Cost of revenues associated with car rentals and car services have not been presented separately as we cannot reasonably and reliably estimate and allocate expenses to each of the revenue streams.

Customer loyalty program

We established our customer loyalty program, eHi loyalty program, in 2008. Our registered members who have used our car rental services could join this program and earn loyalty membership points upon eligible purchases, and such points can be redeemed for free rental periods, mileage upgrades, and other free gifts. We account for the customer loyalty program using the incremental cost method to estimate the costs associated with the future obligation to our customers, and record such costs as selling and marketing expenses in the consolidated statements of comprehensive income (loss). Unredeemed membership points are recorded in accrued expenses and other current liabilities in the consolidated balance sheets. We adjust the liability associated with our customer loyalty program based on our estimate of future redemption of membership points prior to their expiration, which is three calendar years from the day the membership points are awarded. Our estimate of the rate of future redemptions of membership points is based primarily upon our actual historical redemptions.

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

Investments

For investments where we do not have a controlling financial interest, we evaluate if they are investments in debt and equity securities and if they provide us with the ability to exercise significant influence over the operating and financial policies of the investees. Investments in debt and equity securities are classified into one of three categories: (i) “held to maturity” which are reported at amortized cost; (ii) “trading securities” which are reported at fair value with unrealized holding gains and losses recorded in earnings; and (iii) “available for sale” which are reported at fair value with changes in unrealized gains and losses recorded in other comprehensive income. The equity method is used for investments where we do not have a controlling financial interest but has the ability to exercise significant influence over the operating and financial policies of the investee. The cost method is used for investments where we do not have the ability to exercise significant influence over the operating and financial policies of the investee.

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

Property and equipment, net

Property and equipment is stated at cost, less accumulated depreciation and impairment. Depreciation of property and equipment is recorded on a straight-line basis upon the purchase date, which approximates the in-use date, except for vehicles and leasehold improvements, for which the in-use dates are tracked and monitored separately.

Vehicles

The initial cost of a vehicle is comprised of purchase price, plus any costs directly attributable to bringing the vehicle to the location and condition necessary for its intended use. Depreciation of vehicles is recorded on a straight-line basis, after consideration of expected holding periods and estimates of residual values. We expect to hold our vehicles generally for a period of approximately three to four years, except for program cars which typically have a holding period of 12 to 24 months. We estimate residual value of our vehicles which are not subject to the program car arrangements typically based on the current market price for used vehicles we obtained from used vehicles dealers or the used car market of similar models. However, the used vehicle market in China is still relatively premature and the price for similar vehicles could vary in different cities throughout the country depending on local market factors. We monitor accounting estimates relating to our vehicles on a quarterly basis, including the used vehicle market as well as the selling price of our vehicles when disposed of to assess the appropriateness of our estimated residual value. Changes made to estimates such as the estimated useful lives or residual values are reflected in vehicle related depreciation expense on a prospective basis. In addition, depreciation expenses associated with vehicles subject to the program car arrangements are recorded based on their respective contractual repurchase prices and holding periods, and are adjusted if the repurchase conditions of such vehicles are not met or we elect not to sell such vehicles as program cars. A 1% increase or decrease in the estimated residual value of vehicles which are not subject to the program car arrangements would result in a corresponding decrease or increase in the vehicle related depreciation expense by RMB9.7 million (US$1.5 million) for the year ended December 31, 2015. Gain or loss on disposal of vehicles is calculated as the difference between the net sales proceeds and the carrying amount of the vehicle, and such amount is recognized as an adjustment to the vehicle related depreciation expense as part of cost of revenues in the consolidated statements of comprehensive income (loss).

Vehicles that are available or unavailable for immediate rental (such as vehicles under repair and maintenance or vehicles in- transit) are subject to the same accounting treatment including recording of depreciation expense, impairment assessments, and periodic analysis of estimated useful lives and salvage value. We monitor activities and utilization of our vehicles on a regular basis via the installed GPS equipment. Vehicles that cannot be tracked via the installed GPS equipment and cannot be otherwise located are considered missing and/or lost. We have a dedicated department to locate and recover vehicles in this category and have a history of recovering a majority of such vehicles within the first six months after the time they could not be located. We write off the net carrying value of the vehicle and record a loss in the consolidated statements of comprehensive income (loss) if a vehicle cannot be tracked via the installed GPS system for more than six months and cannot be otherwise located, as we believe that the chance of recovering a vehicle in such circumstances is remote.

Vehicles held for sale

Vehicles held for sale consist of used vehicles subject to signed sales agreements awaiting completion of title transfer to the purchaser. When a vehicle is reclassified as held for sale and transferred from property, plant and equipment, it is not further depreciated and is stated at lower of cost and net realizable value. Cost is the net book value upon the reclassification of the vehicle. Net realizable value is the selling price in accordance with the sales agreement less the estimated costs to be incurred upon the completion of title transfer.

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

Government grants and subsidy income

We receive government subsidies in the PRC from various levels of local governments from time to time which are granted for general corporate purposes and to support our ongoing operations in the region. We are also entitled to receive financial subsidies in relation to the VAT Pilot Program. These government subsidies are granted at the discretion of the relevant government authorities and, therefore, such amounts are recorded as other operating income on the consolidated statements of comprehensive income (loss) in the period when cash is received.

Share-based compensation

We adopted the 2010 Plan in April 2010, which was amended and restated in December 2010 and August 2014. In October 2014, we adopted the 2014 Plan, which become effective immediately after the completion of our initial public offering in November 2014. These performance incentive plans were adopted to help us recruit and retain key employees, directors or consultants and to motivate such persons to exert their best efforts on behalf of our company by providing incentives through the granting of share-based awards. The plan administrator is our board of directors or a committee appointed and determined by the board. Under the 2010 Plan, we are authorized to issue a maximum of 6,698,470 common shares, and the awards vest upon satisfaction of continuous service, which varies over a period of three to five years from the date of grant. Under the 2014 Plan, we are authorized to initially reserve a maximum of 4,000,000 common shares, provided that the shares reserved shall automatically increase on January 1 of each year during the term of the 2014 Plan, commencing on January 1, 2015, by an amount equal to the lesser of (i) one percent (1%) of the total number of common shares issued and outstanding on December 31 of the immediately preceding calendar year, (ii) 1,000,000 common shares or (iii) such number of common shares as may be determined by our board of directors. As of the date of this annual report, a total of 5,198,250 options and 450,000 issued but not fully vested restricted shares granted under the 2010 Plan and the 2014 Plan were outstanding.

We recognize share-based compensation on a straight-line basis based on the grant date fair value of equity awards, with compensation expense recognized over the period in which the grantee is required to provide services to us in exchange for the equity award. Share-based compensation expense is classified in the consolidated statements of comprehensive income (loss) based upon the job function of the grantee. We account for a cancellation or settlement of an equity settled share-based payment award as an acceleration of vesting, and recognize immediately the amount that otherwise would have been recognized for services received over the remainder of the vesting period.

As the share-based compensation expense recognized in the consolidated statements of comprehensive income (loss) is based on awards ultimately expected to vest, such amounts have been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant based on our historical experience and revised in subsequent periods if actual forfeitures differ from those estimates.

Results of Operations

The following table sets forth our condensed consolidated statements of operations by amount and as a percentage of our total net revenues for 2013, 2014 and 2015:

	For the Years Ended December 31,
	2013		2014		2015
	RMB	% of Net Revenues	RMB	% of Net Revenues	RMB	US$	% of Net Revenues
	(in thousands, except percentages)
Consolidated statements of comprehensive income (loss) data
Net revenues	566,394	100.0%	851,165	100.0%	1,450,630	223,939	100.0%
Cost of revenues(1)	(526,446)	(92.9)	(718,699)	(84.4)	(1,137,978)	(175,674)	(78.4)
Gross profit	39,948	7.1	132,466	15.6	312,652	48,265	21.6
Selling and marketing expenses:
Third party	(40,439)	(7.1)	(33,721)	(4.0)	(48,869)	(7,544)	(3.4)
Related party	—	—	(1,595)	(0.2)	(16,190)	(2,499)	(1.1)
Total selling and marketing expenses(1)	(40,439)	(7.1)	(35,316)	(4.2)	(65,059)	(10,043)	(4.5)
General and administrative expenses(1)	(112,416)	(19.8)	(132,125)	(15.5)	(183,549)	(28,335)	(12.7)
Other operating income	13,549	2.3	17,122	2.0	10,764	1,661	0.7
Total operating expenses	(139,306)	(24.6)	(150,319)	(17.7)	(237,844)	(36,717)	(16.5)
Income (loss) from operations	(99,358)	(17.5)	(17,853)	(2.1)	74,808	11,548	5.1
Interest income	360	0.1	4,397	0.5	2,653	410	0.2
Interest expense:
Third party	(50,880)	(9.0)	(76,938)	(9.0)	(109,566)	(16,913)	(7.6)
Related party	—	—	—	—	(14,203)	(2,193)	(1.0)
Total interest expense:	(50,880)	(9.0)	(76,938)	(9.0)	(123,769)	(19,106)	(8.6)
Gain from waiver of warrants	—	—	—	—	16,870	2,604	1.2
Gain from sale of cost method investment	—	—	—	—	803,060	123,971	55.4
Other income (expense), net	(1,108)	(0.3)	(840)	(0.1)	10,205	1,575	0.7
Income (loss) before income taxes	(150,986)	(26.7)	(91,234)	(10.7)	783,827	121,002	54.0
Provision for income taxes	(1,228)	(0.2)	(1,912)	(0.2)	(87,488)	(13,506)	(6.0)
Net income (loss)	(152,214)	(26.9)	(93,145)	(10.9)	696,339	107,496	48.0

(1) Include share-based compensation charges of RMB6.2 million, RMB12.7 million and RMB14.0 million (US$2.2 million) in 2013, 2014 and 2015, respectively, allocated as follows:

	For the Years Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	(29)	(134)	(362)	(56)
Selling and marketing expense	(9)	(490)	(894)	(138)
General and administrative expenses	(6,168)	(12,057)	(12,727)	(1,965)
Total share-based compensation expense	(6,206)	(12,681)	(13,983)	(2,159)

Year ended December 31, 2015 compared to year ended December 31, 2014

Net revenues

Our total net revenues increased by RMB599.4 million, or 70.4%, from RMB851.2 million in 2014 to RMB1,450.6 million (US$223.9 million) in 2015, primarily due to our increased fleet size and increased demand from new and existing customers.

Car rentals. Our net revenues from car rentals increased by RMB501.8 million, or 83.8%, from RMB598.8 million in 2014 to RMB1,100.6 million (US$169.9 million) in 2015, primarily as a result of an 89.7% increase in our average available fleet size for car rentals from 12,955 vehicles in 2014 to 24,573 vehicles in 2015 in response to customer demand.  RevPAC for car rentals decreased from RMB127 in 2014 to RMB123 in 2015, primarily due to the rapid growth of our operating fleet size in 2015. Our fleet utilization rate was relatively stable during these periods, being 71.8% in 2014 and 71.4% in 2015, respectively, while average daily rental rate decreased from RMB176 in 2014 to RMB172 in 2015. In 2015, our net revenues from car rentals accounted for 75.9% of our total net revenues, representing an increase from 70.3% of our total net revenues in 2014.

Car services. Our net revenues from car services increased by RMB97.7 million, or 38.7%, from RMB252.4 million in 2014 to RMB350.1 million (US$54.0 million) in 2015, primarily as a result of an increase in our average daily rental fleet for car services from 1,156 in 2014 to 1,887 in 2015, in response to increased demands from our new and existing customers for car services. RevPAC for car services decreased from RMB598 in 2014 to RMB508 in 2015, as we started to provide car services to individual customers in 2015, which generally had a lower market rate than the services we provided to traditional corporate and institutional clients.

Cost of revenues (formerly “vehicle operating expenses”)

Commencing with the fourth quarter of 2015, we began reporting gross profit as a GAAP measure included in our results of operations.  This measure is defined, consistent with generally accepted accounting principles, as net revenues reduced by cost of revenues.  We previously reported the caption “vehicle operating expenses”.  We have evaluated our presentation of results of operations and have concluded all relevant costs of revenue are included in “vehicle operating expenses”.  Accordingly, “vehicle operating expenses” have been re-titled “costs of revenue” for the current period and all historical periods, and gross profit has been presented for the current period and all historical periods.  We plan to continue to present our results of operations in this fashion for future periods.  We concluded, after considering that gross profit is used internally by management as a performance measure and provides a meaningful additional performance metric reflecting our growth, that such measure was relevant for external financial reporting purposes.

Our cost of revenues increased by RMB419.3 million, or 58.3%, from RMB718.7 million in 2014 to RMB1,138.0 million (US$175.7 million) in 2015. The increase in our cost of revenues was primarily due to (i) an increase in vehicle-related depreciation of RMB180.1 million; (ii) an increase in payroll-related expenses of RMB89.0 million, as we increased our headcount to support our business expansion; and (iii) an increase in vehicle insurance expenses of RMB44.3 million, which increased as our fleet grew.

In 2015, we disposed of 4,140 used vehicles, and signed sales contracts for 907 used vehicles pending title transfer. We recorded a loss of RMB5.1 million (US$0.8 million) in aggregate for these 5,047 vehicles. In 2014, we disposed of 2,369 vehicles and recorded a loss of RMB0.5 million. Such losses were included in vehicle related depreciation expense in 2014 and 2015, respectively.

Gross profit

Our gross profit increased by RMB180.2 million, or 136.0%, from RMB132.5 million in 2014 to RMB312.7 million (US$48.3 million) in 2015. Gross profit margin for 2015 was 21.6%, as compared to 15.6% for 2014.

Selling and marketing expenses

Our total selling and marketing expenses increased by RMB29.8 million, or 84.4%, from RMB35.3 million in 2014 to RMB65.1 million (US$10.0 million) in 2015. This increase was primarily due to a RMB15.0 million increase in commissions paid to sales channels and a RMB12.8 million increase in expenses regarding our advertising and promotion activities.

Among the total selling and marketing expenses, our related party selling and marketing expenses increased from RMB1.6 million in 2014 to RMB16.2 million (US$2.5 million) in 2015.  The increase was primarily because we started to expand and promote our car services to a business-to-consumer model through Ctrip’s channels since December 2014.

General and administrative expenses

Our general and administrative expenses increased by RMB51.4 million, or 38.9%, from RMB132.1 million in 2014 to RMB183.5 million (US$28.3 million) in 2014, primarily due to a RMB23.6 million increase in employee-related costs such as salaries and welfare expenses, as well as a RMB10.2 million increase in external professional services fees.

Other operating income

We recorded other operating income of RMB17.1 million and RMB10.8 million (US$1.7 million) in 2014 and 2015, respectively, which primarily consisted of government grants and subsidies we received from various levels of local governments in the respective years. See “—Certain income statement line items—Other operating income.”

Interest expense

Our total interest expense increased by RMB46.9 million, or 61.0%, from RMB76.9 million in 2014 to RMB123.8 million (US$19.1 million) in 2015.  The increase was primarily due to a RMB40.0 million increase in interest expense related to loans borrowed from banks, third party financing companies and a related party, as well as a RMB6.9 million interest expense incurred in connection with our note offering in December 2015.

Among the total interest expense, our related party interest expenses increased from nil in 2014 to RMB14.2 million (US$2.2 million) in 2015, as a result of a loan extended to us by our strategic partner, Ctrip, through its affiliate Ctrip Travel Information Technology (Shanghai) Co. Ltd.  In April 2015, we borrowed RMB300 million from Ctrip via an entrusted bank loan.  This loan has a term of three years and bears interest at a rate of 6.9% per annum.

Gains from waiver of warrants and the sale of a cost method investment

In April 2014, we acquired series B preferred shares of Travice Inc. through our formerly wholly owned subsidiary Elite Plus Developments Limited (“Elite Plus”).  Travice Inc. was a private company which developed and operates the Kuaidi mobile taxi and car hailing service. The series B preferred shares acquired represented 8.4% of the then outstanding share capital of Travice Inc. Concurrently, Travice Inc. also issued warrants to us to purchase an additional 4,684,074 series C preferred shares of Travice Inc. The total consideration given for series B preferred shares and warrants was RMB154.3 million (US$23.8 million).

On January 27, 2015, we waived our rights under the warrants and received RMB18.4 million (US$2.8 million) in exchange for the waiver of the warrants. The gain of RMB16.9 million (US$2.6 million) arising from this transaction was recorded as a gain from waiver of warrants.

          In February 2015, Travice Inc. was merged with and into Xiaoju Science and Technology Limited, which developed and operates the Didi mobile taxi and car hailing service. After the completion of such merger, our investment in Travice Inc. was exchanged to a minority stake in the surviving company Xiaoju Kuaizhi Inc.

In June 2015, we entered a definitive agreement, pursuant to which we transferred our 100% equity interest in Elite Plus to Eagle Legend Global Limited, an independent third party, for gross proceeds of RMB983.6 million (US$151.8 million). The transaction closed on June 24, 2015. The net gain of RMB803.1 million (US$124.0 million) arising from this transaction after deducting related transaction costs was recorded as a gain from sale of the cost method investment.

Other income (expense), net

We recorded other expense of RMB0.8 million in 2014 and recorded other income of RMB10.2 million (US$1.6 million) in 2015. Our other income in 2015 primarily consisted of a RMB9.9 million (US$1.6 million) reimbursement from the depositary bank for our expenses related to the maintenance of the ADR program, including annual stock exchange listing fees, legal service fee and our expenses incurred in connection with investor relations program.

Provision for income taxes

We made provisions for income taxes of RMB1.9 million and RMB87.5 million (US$13.5 million) in 2014 and 2015, respectively. Provision for income taxes made in 2014 was primarily due to the fact that our operating subsidiaries, eHi Jiangsu and Shanghai Taihao, recorded taxable income in 2014 in accordance with PRC tax regulations. The significant increase in the provision for income taxes in 2015 was primarily due to a 10% PRC tax assessed on the one-time gain from our sale of our cost method investment, as discussed in the foregoing section.

Net income (loss)

As a result of the foregoing, we recorded net income of RMB696.3 million (US$107.5 million), as compared to net loss of RMB93.1 million in 2014.

Year ended December 31, 2014 compared to year ended December 31, 2013

Net revenues

Our total net revenues increased by RMB284.8 million, or 50.3%, from RMB566.4 million in 2013 to RMB851.2 million in 2014, primarily due to our increased fleet size, geographic expansion and increased demand from new and existing corporate customers.

Car rentals. Our net revenues from car rentals increased by RMB221.8 million, or 58.8%, from RMB377.0 million in 2013 to RMB598.8 million in 2014, primarily as a result of an increase in our average available fleet size for car rentals from 8,987 vehicles in 2013 to 12,955 vehicles in 2014 and an increase in our average daily rental rate. Our RevPAC increased from RMB115 in 2013 to RMB127 in 2014. Our fleet utilization rate was relatively stable during these periods, being 70.5% in 2013 and 71.8% in 2014, respectively. Our average daily rental rate increased from RMB163 in 2013 to RMB176 in 2014, reflecting improved supply and demand dynamics and different car model mix offered during such periods. In 2014, our net revenues from car rentals accounted for 70.3% of our total net revenues, representing an increase from 66.6% of our total net revenues in 2013.

Car services. Our net revenues from car services increased by RMB63.0 million, or 33.3%, from RMB189.4 million in 2013 to RMB252.4 million in 2014, primarily as a result of an increase in our average daily rental fleet from 950 in 2013 to 1,156 in 2014, as well as increased demands for car services from our corporate and institutional clients in 2014. Our RevPAC increased from RMB546 in 2013 to RMB598 in 2014.

Cost of revenues (formerly “vehicle operating expenses”)

Our cost of revenues increased by RMB192.3 million, or 36.5%, from RMB526.4 million in 2013 to RMB718.7 million in 2014. The increase in our cost of revenues was primarily due to (i) an increases in vehicle-related depreciation of RMB86.9 million; (ii) an increase in payroll-related expenses of RMB50.1 million, as we increased our headcount to support our business expansion and the average labor costs in China increased in 2014; (iii) an increase in vehicle insurance expenses of RMB20.1 million, which increased as our fleet grew; and (iv) an increase in store expenses of RMB14.4 million, which reflected the expansion of our network in 2014.

In 2014, we disposed of 2,369 vehicles and recorded a loss of RMB0.5 million. In 2013, we disposed of 1,431 vehicles and recorded a loss of RMB9.1 million. Such losses were included in vehicle related depreciation expense in 2013 and 2014, respectively.

Gross profit

Our gross profit increased by RMB92.6 million or 232.1% from RMB39.9 million in 2013 to RMB132.5 million in 2014. Gross profit margin for 2014 was 15.6%, as compared to 7.1% in 2013.

Selling and marketing expenses

Our selling and marketing expenses decreased from RMB40.4 million in 2013 to RMB35.3 million in 2014. This decrease was primarily due to a RMB8.7 million decrease in advertising and promotion expense as our “eHi” brand became more established with more word-of-mouth referrals, partially offset by a RMB3.3 million increase in payroll-related expenses as a result of the expansion of our operations.

General and administrative expenses

Our general and administrative expenses increased by RMB19.7 million, or 17.5%, from RMB112.4 million in 2013 to RMB132.1 million in 2014, primarily due to a RMB8.9 million increase in wages and salaries associated with our administrative and management personnel, our increased headcount as a result of our continued expansion and share-based compensation charges associated with options and restricted shares granted by us in 2014.

Other operating income

We recorded other operating income of RMB13.5 million and RMB17.1 million in 2013 and 2014, respectively, which primarily consisted of government grants and subsidies we received from various levels of local governments in the respective years. See “—Certain income statement line items—Other operating income.”

Interest expense

Our interest expense increased from RMB50.9 million in 2013 to RMB76.9 million in 2014, primarily due to increased bank borrowings in connection with our fleet procurement from RMB547.0 million as of December 31, 2013 to RMB982.7 million as of December 31, 2014.

Provision for income taxes

                             We made provisions for income taxes of RMB1.2 million and RMB1.9 million in 2013 and 2014, respectively. Provision for income taxes made in 2013 and 2014 was primarily due to the fact that our operating subsidiaries, eHi Jiangsu and eHi Chongqing recorded taxable income in 2013 and eHi Jiangsu and Shanghai Taihao recorded taxable income in 2014 in accordance with PRC tax regulations.

Net loss

As a result of the foregoing, we incurred a net loss of RMB93.1 million in 2014, as compared to a net loss of RMB152.2 million in 2013.

B.                      Liquidity and Capital Resources

We incurred operating losses in 2013 and 2014, and generated operating income in 2015. Our operations and our growth have primarily been financed by issuances of shares, bank borrowings and credit arrangements with financing entities of automobile manufacturers and, more recently, by our offering of senior unsecured notes.  We expect self-financing from operating income to be an increasing source of our cash flows in future periods.

As of December 31, 2015, we had RMB2.8 billion (US$434.9 million) in cash, cash equivalents and restricted cash. As of December 31, 2015, we had an aggregate of RMB2.8 billion (US$428.0 million) in total debt, including RMB803.1 million (US$124.0 million) outstanding short-term debt and RMB1,969.5 million (US$304.0 million) outstanding long-term debt from banks and third-party financing companies and issuance of senior unsecured notes. Among the total debt of RMB2.8 billion (US$428.0 million), RMB866.6 million (US$133.8  million) were collateralized by some of our vehicles, accounts receivable from one of the Company’s wholly-owned subsidiaries as well as equity interest in some of our operating subsidiaries in the PRC.  As of December 31, 2015, RMB300.0 million (US$46.3 million) of our outstanding long-term debt represented related party debt provided by our strategic partner, Ctrip, via an entrusted bank loan.

The following table sets forth a summary of our net cash flows for the periods indicated:

	For the Years Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$ (Note 2(d))
	(in thousands)
Net cash provided by operating activities	12,063	42,900	296,691	45,800
Net cash used in investing activities	(576,553)	(1,561,988)	(991,917)	(153,126)
Net cash provided by financing activities	1,063,134	1,813,948	2,281,227	352,161
Effect of exchange rate changes on cash and cash equivalents	(1,364)	615	97,879	15,111
Net increase in cash and cash equivalent	497,280	295,475	1,683,880	259,946
Cash and cash equivalents-beginning of year	133,453	630,733	926,208	142,982
Cash and cash equivalents-end of year	630,733	926,208	2,610,088	402,928

Operating activities

Net cash provided by operating activities consists primarily of our net income (loss), non-cash adjustments including depreciation and amortization, share-based compensation expenses as well as one-time gains from sale of cost method investment and waiver of warrants, and changes in operating assets and liabilities, such as accrued expenses and other current liabilities, accounts receivable, and prepaid expenses and other current assets.

Net cash provided by operating activities in the year ended December 31, 2015 was RMB296.7 million (US$45.8 million), primarily attributable to (i) our net income of RMB696.3million (US$107.5 million) in 2015, (ii) an add-back of depreciation and amortization expenses of RMB474.7 million (US$73.3 million), which were non-cash item and primarily related to vehicle-related depreciation, and partially offset by (i) one-time gains of RMB820.0 million (US$126.6 million) from sale of investment assets and waiver of warrants, which were cash flows generated from our investing activities, and (ii) an increase of RMB166.5 million (US$25.7 million) in prepaid expenses and other assets, primarily related to value-added tax payments which could be deducted as expenses in the future periods.

Net cash provided by operating activities in the year ended December 31, 2014 was RMB42.9 million, as compared to a net loss of RMB93.1 million. The principal items accounting for the difference between our net cash provided by operating activities and our net loss included depreciation and amortization expenses of RMB287.4 million and share-based compensation expenses of RMB12.7 million, partially offset by an increase in prepaid expenses and other assets of RMB116.4 million, and an increase in accounts receivable of RMB48.9 million.

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

Net cash used in investing activities amounted to RMB991.9 million (US$153.1 million) in the year ended December 31, 2015, primarily attributable to RMB2,183.4 million (US$337.1 million) associated with purchases of property and equipment, mostly vehicles, as we expanded our fleet size significantly in 2015, partially offset by (i) RMB954.4 million (US$147.3 million) in proceeds from sales of investment assets (net of transaction costs), as we transferred our investment in Travice Inc. in 2015,  and (ii) RMB241.8 million (US$37.3 million) in proceeds from the disposal of property and equipment, mostly used vehicles.

Net cash used in investing activities amounted to RMB1,562.0 million in the year ended December 31, 2014, primarily attributable to RMB1,327.7 million associated with purchases of property and equipment, mostly vehicles, cash paid for a cost method investment of RMB153.8 million in connection with our investment in Travice Inc. and a RMB162.5 million increase in restricted cash, partially offset by RMB90.3 million proceeds from disposal of property and equipment, mostly used vehicles.

Net cash used in investing activities amounted to RMB576.6 million in 2013, primarily attributable to RMB601.1 million associated with purchases of property and equipment, mostly vehicles, and a RMB30.2 million increase in restricted cash, partially offset by RMB60.8 million proceeds from disposal of property and equipment, mostly used vehicles.

Financing activities

Net cash provided by financing activities consists primarily of proceeds from note offering, equity financings, and borrowings from banks, third-party financing companies and our related party Ctrip. Our financing activities for the periods discussed below were primarily to fund the expansion of our fleet and service network throughout China.

Net cash provided by financing activities amounted to (i) RMB2,281.2 million (US$352.2 million) in the year ended December 31, 2015, primarily attributable to proceeds from issuance of the 2018 Senior Notes (net of issuance costs) of RMB1,241.3 million (US$191.6 million), (ii) proceeds from the issuance of Class A common shares in a private placement to Tiger Fund and SRS Funds (net of issuance costs) of RMB792.9 million (US$122.4 million), and (iii) proceeds from borrowings of RMB704.1 million (US$108.7 million) from banks and third-party financing companies and borrowings of RMB300 million (US$46.3 million) from our related party Ctrip, and partially offset by repayment of borrowings of RMB741.3 million (US$114.4 million) during the same period.

Net cash provided by financing activities amounted to RMB1,813.9 million in the year ended December 31, 2014, primarily attributable to RMB945.0 million proceeds from borrowings, RMB644.4 million proceeds from issuance of Class A common shares in our initial public offering, RMB306.9 million proceeds from issuance of Class A common shares in the private placement concurrently with our initial public offering and RMB154.3 million proceeds from issuance of additional Series E preferred shares, partially offset by the repayment of borrowings of RMB286.6 million during the same period.

Net cash provided by financing activities amounted to RMB1,063.1 million in 2013, primarily attributable to RMB820.0 million proceeds from borrowings and RMB624.5 million proceeds from issuance of preferred shares in connection with our Series E financing, partially offset by, among others, the repayment of borrowings of RMB403.0 million in 2013.

Capital expenditures

Our capital expenditures are primarily used for vehicle purchases. Our capital expenditures totaled RMB601.1 million, RMB1,327.7 million and RMB2,183.4 million (US$337.1 million) in 2013, 2014 and 2015, respectively. We expect the substantial majority of our capital expenditures in 2016 to relate to the planned growth of our fleet. We intend to fund our capital expenditures with existing cash balances, cash generated from our operating activities, and borrowings from banks and third-party financing companies.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year increase in the consumer price index for 2013, 2014 and 2015 was 2.6%, 2.0% and 1.4%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future. If inflation continues to rise, we may experience increases in the wages of our employees as a result of the increasing inflation levels in China or otherwise. See “Risk Factors—Risks related to our business and industry—If the average salary or statutory welfare expenses of our employees increase significantly, our profitability maybe materially adversely impacted.”

C.                     Research and Development

Not applicable.

D.             Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2015 to December 31, 2015 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.              Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations, including interest payable, as of December 31, 2015:

	Payments Due by Period
	Total	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(RMB in thousands)
Short-term debt(1)	357,209	357,209	—	—	—
Long-term debt due to third parties(1)	2,556,137	626,341	1,929,796	—	—
Long-term debt due to a related party(1)	362,100	20,700	341,400	—	—
Operating leases	73,915	37,294	29,136	4,986	2,499
Purchase commitments(2)	70,920	70,920	—	—	—
Total	3,420,281	1,112,464	2,300,332	4,986	2,499

(1) Amounts include (i) principal amounts included in short-term borrowings and long-term borrowings on the consolidated balance sheets, and (ii) estimated interest payments of RMB7.2 million and RMB452.9 million on the outstanding short-term and long-term debt, respectively, based on the contractual borrowing terms and the respective applicable interest rates.

(2) Purchase commitments include vehicle purchase deposits and commitments relate to purchase of rental vehicles.

Our 2018 Senior Notes due 2018 are in the aggregate principal amount of US$200 million and will mature on December 8, 2018, unless previously repurchased in accordance with their terms prior to such date. The Senior 2018 Notes bear interest at a rate of 7.5% per annum, payable semiannually in arrears on June 8 and November 8 of each year, beginning on June 8, 2016.

While the table above indicates our contractual obligations as of December 31, 2015, the actual amounts we are eventually required to pay may be different in the event that any agreements are renegotiated, cancelled or terminated.

G.                    Safe Harbor

See “Forward-Looking Statements” on page 3 of this annual report.

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

Name	Age	Position/Title
Ray Ruiping Zhang	52	Chairman, Chief Executive Officer
William W. Snyder	65	Director
James Jianzhang Liang	46	Director
Qian Miao	50	Independent Director
Andrew Xuefeng Qian	53	Independent Director
David Jian Sun	51	Independent Director
Ronald Meyers	58	Independent Director
Leo Lihong Cai	52	Executive Vice President of Sales and Marketing
Colin Chitnim Sung	50	Chief Financial Officer
Chun Xie	37	Chief Information Officer
Hongtao Han	47	Vice President of Operations
Nina Yan Wu	44	Director of Human Resource and Training Department
Jane Fengjuan Zheng	33	Director of Corporate Sales and Business Development

Ray Ruiping Zhang is our founder, chief executive officer and chairman of our board of directors. Mr. Zhang has served as our chief executive officer and our director since our inception. Mr. Zhang has over 20 years of experience in vehicle dispatching and fleet management system integration and implementation. Prior to establishing our company, from September 1990 to April 2002, Mr. Zhang was the co-founder and chief executive officer of Aleph, Inc., which is a leading supplier of vehicle dispatching and scheduling systems in the United States based in Berkeley, California. Mr. Zhang received his bachelor’s degree in computer science from Fudan University in 1985, studied in the graduate school of computer science at California State University, Sacramento from 1985 to 1987, and received his executive MBA degree from China Europe International Business School in 2005.

William W. Snyder has served as our director since October 2013. Mr. Snyder also serves as a director of both Enterprise Holdings and Crawford. He has served as executive vice president of Enterprise Holdings since 2003 and its chief financial officer since 2002, during which period he had overall responsibility for Enterprise Holdings’ internal and external reporting, information technology, tax, treasury, retirement plan administration and forecasting. Mr. Snyder joined Enterprise Holdings in 1984 and served various positions including corporate controller, vice president of information technology and senior vice president and chief information officer before 2003. Mr. Snyder received his bachelor’s degree of science in business administration in 1972 and his master’s degree in science of accountancy in 1974, both from the University of Missouri. Mr. Snyder was nominated to be our director by Crawford pursuant to an investors’ right agreement we entered into with our shareholders.

James Jianzhang Liang has served as our director since December 2013. Mr. Liang is one of the co-founders of Ctrip. Mr. Liang is currently the chief executive officer and chairman of the board of directors of Ctrip. Prior to Ctrip, Mr. Liang held a number of positions with Oracle Corporation from 1991 to 1999 in the United States and China, including head of the enterprise resource planning consulting division of Oracle China from 1997 to 1999. Mr. Liang also currently serves as a member of the board of directors of Home Inns & Hotels Management Inc., Jiayuan.com International Ltd. and 51job, Inc. Mr. Liang received his bachelor’s degree in computer science from Fudan University in 1989, his master’s degree in computer sciencefrom Georgia Institute of Technology in 1991 and his Ph.D. degree in Economics from Stanford University in 2011. Mr. Liang was nominated to be our director by Ctrip pursuant to an investors’ right agreement we entered into with our shareholders.

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

B.                     Compensation

Compensation of Directors and Executive Officers

In 2015, the aggregate cash compensation earned by our executive officers and all of our directors was approximately RMB7.8 million (US$1.2 million). For information regarding options granted to officers and directors, see “—Equity Incentive Plans”. We do not pay or set aside any amounts for pensions, retirement or other benefits for our officers and directors.

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

Equity Incentive Plans

We adopted the 2010 Plan in April 2010, which was amended and restated in December 2010 and August 2014. In October 2014, we adopted the 2014  Plan, which came into effect upon completion of our initial public offering. These performance incentive plans were adopted to help us recruit and retain key employees, directors or consultants and to motivate such persons to exert their best efforts on behalf of our company by providing incentives through the granting of share-based awards. The plan administrator is our board of directors or a committee appointed and determined by the board. Under the 2010 Plan, we are authorized to issue a maximum of 6,698,470 common shares, and the awards vest upon satisfaction of continuous service, which varies over a period of three to five years from the date of grant. Under the 2014 Plan, we are authorized to initially reserve a maximum of 4,000,000 common shares, provided that the shares reserved shall automatically increase on January 1 of each year during the term of the 2014 Plan, commencing on January 1, 2015, by an amount equal to the lesser of (i) one percent (1%) of the total number of common shares issued and outstanding on December 31 of the immediately preceding calendar year, (ii) 1,000,000 common shares or (iii) such number of common shares as may be determined by our board of directors. As of the date of this annual report, a total of 5,198,250 options and 450,000 issued but not fully vested restricted shares granted under the 2010 Plan and the 2014 Plan were outstanding.

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

	Number of
	Common
	Shares
	Underlying
	Outstanding		Exercise
	Options/		Price
Name	Restricted Shares		(US$/Share)	Date of Grant	Date of Expiration
Ray Ruiping Zhang	1,122,862		2.20	August 31, 2010	August 30, 2016	(4)
	1,673,000		3.11	December 31, 2010	December 30, 2016	(4)
	150,000	(1)	nil	August 26, 2014	August 25, 2019
James Jianzhang Liang	*		5.35	May 15, 2015	May 14, 2020
Qian Miao	*		2.20	August 31, 2010	August 30, 2016	(4)
	*		5.35	May 15, 2015	May 14, 2020
Andrew Xuefeng Qian	*		5.35	May 15, 2015	May 14, 2020
David Jian Sun	*		5.35	May 15, 2015	May 14, 2020
Ronald Meyers	*		5.35	May 15, 2015	May 14, 2020
Leo Lihong Cai	*		7.00	August 26, 2014	August 25, 2019
	*	(1)	nil	August 26, 2014	August 25, 2019
Colin Chitnim Sung	*		3.11	April 1, 2013	March 31, 2018
	*		7.00	August 26, 2014	August 25, 2019
	*	(1)	nil	August 26, 2014	August 25, 2019
Chun Xie	*		2.20	August 31, 2010	August 30, 2016	(4)
	*		7.00	August 26, 2014	August 25, 2019
Hongtao Han	*		2.20	August 31, 2010	August 30, 2016	(4)
	*		7.00	August 26, 2014	August 25, 2019
	*		5.35	May 15, 2015	May 14, 2020
Nina Yan Wu	*		7.00	August 26, 2014	August 25, 2019
Jane Fengjuan Zheng	*		2.20	August 31, 2010	August 30, 2016	(4)
	*		7.00	August 26, 2014	August 25, 2019
Other individuals as a group	*		(3)	(3)	(3)(4)
Total	5,648,250	(2)

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

(3)    We granted share options to other individuals on the following dates and at the following exercise prices: (i) on August 31, 2010 with an exercise price of US$2.20 per share, which will expire on August 30, 2016; (ii) on August 26, 2014 with an exercise price of US$7.00 per share, which will expire on August 25, 2019; and (iii) on May 15, 2015 with an exercise price of US$5.35 per share, which will expire on May 14, 2020.

(4)    In 2015, our Board approved and extended the expiration dates of options from August 30, 2015 and December 30, 2015 to August 30, 2016 and December 30, 2016, respectively.

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

D.             Employees

                                      As of December 31, 2015, we had 4,991 full-time employees. We also had 655 part-time employees as of December 31, 2015, who were primarily engaged in direct services, such as the delivery and pick-up of rental vehicles.

We engaged Qian Jin, an independent third-party human resources company, to provide human resources services which include, among other things, managing payrolls, social welfare and benefits contributions and local residency permits of our dispatch employees.

The table below sets forth the number of our full-time employees in each of our areas of operations and as a percentage of our total full-time workforce as of December 31, 2015.

	As of December 31, 2015
	Number of employees	Percentage of all employees
Direct vehicle and operation services	3,901	78.1%
Fleet management and support	684	13.7
General administration	258	5.2
Sales and marketing	148	3.0
Total	4,991	100%

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

E.   Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares, as of March 31, 2016, by:

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

The calculations in the table below assume that there are 138,794,713 common shares outstanding as of March 31, 2016, comprising of 66,605,209 Class A common shares (including 1,593,300 Class A common shares, represented by 796,650 American depositary shares, issued and reserved for the future exercise of options or the vesting of other awards under the 2010 Plan and the 2014 Plan), and 72,189,504 Class B common shares.

	Class A Common Shares	Class B Common Shares	Total Common Shares on an As-converted Basis	% of Beneficial Ownership	% of Aggregate Voting Power(1)
Directors and Executive Officers:
Ray Ruiping Zhang(2)	—	8,815,432	8,815,432	6.2%	10.8%
William W. Snyder	—	—	—	—	—
James Jianzhang Liang(3)	*	—	*	*	*
Qian Miao(3)	*	*	*	*	*
Andrew Xuefeng Qian(3)	*	—	*	*	*
David Jian Sun(3)	*	—	*	*	*
Ronald Meyers(3)	*	—	*	*	*
Leo Lihong Cai(3)	*	*	*	*	*
Colin Chitnim Sung(3)	—	*	*	*	*
Chun Xie(3)	—	*	*	*	*
Hongtao Han(3)	*	*	*	*	*
Nina Yan Wu(3)	*	*	*	*	*
Jane Fengjuan Zheng(3)	—	*	*	*	*
All Directors and Executive Officers as a group(3)	138,750	9,913,632	10,052,382	7.1%	12.0%
Principal Shareholders:
Ctrip(4)	4,300,000	15,168,193	19,468,193	14.0%	19.8%
Crawford(5)	—	18,694,003	18,694,003	13.5%	23.7%
Tiger Fund(6)	16,669,726	—	16,669,726	12.0%	2.1%
CDH(7)	1,300,000	8,599,211	9,899,211	7.1%	11.1%
GS Group(8)	—	9,081,665	9,081,665	6.5%	11.5%
Qiming Group(9)	1,310,326	7,673,809	8,984,135	6.5%	9.9%
Ray Ruiping Zhang(2)	—	8,815,432	8,815,432	6.2%	10.8%
SRS Funds(10)	8,334,864	—	8,334,864	6.0%	1.1%
Ignition Group(11)	1,153,271	6,187,197	7,340,468	5.3%	8.0%

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

(2)    Represents 6,019,570 Class B common shares held by Mr. Zhang (including 150,000 issued but not fully vested restricted shares pursuant to the 2010 Plan) and 2,795,862 Class B common shares issuable upon the exercise of 2,795,862 options within 60 days from the date of this annual report. The business address of Mr. Zhang is Unit 12/F, Building No.5, Guosheng Center, 388 Daduhe Road, Shanghai, 200062, PRC.

(3)    Certain directors and executive officers have been granted options and restricted shares pursuant to the 2010 Plan and the 2014 Plan.

(4)    Represents 4,300,000 Class A common shares and 15,168,193 Class B common shares held by Ctrip Investment Holding Ltd., a company which is 100% owned by C-Travel International Limited, a company which is 100% owned by Ctrip.com International, Ltd., a company listed on the NASDAQ Global Select Market. The registered address of Ctrip is Ugland House, P.O. Box 309, Grand Cayman KY1-1104, Cayman Islands.

(5)    Represents 18,694,003 Class B common shares, held by Crawford, a Missouri corporation. The voting and investment power of shares held by Crawford is shared by Andrew C. Taylor, Jo Ann Kindle, Christine B. Taylor and Carolyn Kindle, as voting trustees under the Jack Taylor Family Voting Trust U/A/D 4/14/99. The business address of Crawford and such individuals is 600 Corporate Park Drive, St. Louis, Missouri 63015.

(6)    Represents 16,669,726 Class A common shares (in the form of 8,334,863 ADSs) held by Tiger Global Mauritius Fund, or Tiger Fund, a Mauritius private company which is 100% owned by Tiger Global Investments, L.P., a Cayman Islands limited partnership. Tiger Global Management, LLC, a Delaware limited liability company, acts as the management company for Tiger Global Investments, L.P. The registered address of Tiger Fund is 27 Cybercity, Ebene, Mauritius.

(7)    Represents 1,300,000 Class A common shares (including 1,200,000 Class A common shares in the form of 600,000 ADSs) and 8,599,211 Class B common shares, held by CDH Car Rental Service Limited, or CDH, a British Virgin Islands business company. CDH Venture Partners II, L.P., an exempted limited liability partnership incorporated in the Cayman Islands is the sole shareholder of CDH. The general partner of CDH Venture Partners II, L.P. is CDH Venture GP II Company Limited, an exempted limited liability company incorporated in the Cayman Islands. The voting and investment power of shares held by CDH is exercised by the investment committee of CDH Venture GP II Company Limited, which consists of Yan Huang, William Hsu, Shuge Jiao and Shangzhi Wu. Each of Yan Huang, William Hsu, Shuge Jiao and Shangzhi Wu disclaims beneficial ownership of the shares held by CDH except to the extent of their pecuniary interests therein. The registered address of CDH is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

(8)    Represents (i) 7,915,951 Class B common shares held by GS Car Rental HK Limited; and (ii) 1,165,714 Class B common shares held by GS Car Rental HK Parallel Limited. Both of GS Car Rental HK Limited and GS Car Rental HK Parallel Limited are HK companies. We refer to these entities collectively as the GS Entities. GS Car Rental HK Limited is wholly owned by GS Car Rental Lux II Sarl, which is indirectly owned by GS Capital Partners VI Fund, L.P., GS Capital Partners VI Offshore Fund, L.P. and GS Capital Partners VI GmbH & Co. KG. GS Capital Partners VI Fund, L.P. is a Delaware limited partnership, whose general partner is GSCP VI Advisors, L.L.C., a Delaware limited liability company. GS Capital Partners VI Offshore Fund, L.P. is a Cayman limited partnership, whose general partner is GSCP VI Offshore Advisors L.L.C. GS Capital Partners VI GmbH & Co. KG, is a German limited partnership, whose general partner is Goldman, Sachs Management GP GmbH, a German company. GS Car Rental HK Parallel Limited is wholly owned by GS Car Rental Lux Parallel II Sarl, which is indirectly owned by GS Capital Partners VI Parallel, L.P. GS Capital Partners VI Parallel, L.P. is a Delaware limited partnership, whose general partner is GS Advisors VI, L.L.C., a Delaware limited liability company. The voting and investment power of shares held by GS Entities is exercised by the corporate investment committee of the merchant banking division of Goldman, Sachs & Co., which consists of Rich Friedman, Beth Cogan, Tom Connolly, Brad Gross, Adrian Jones, Mike Koester, Scott Lebovitz, Sanjeev Mehra, Eric Muller, Ken Pontarelli, Sumit Rajpal, Oliver Thym, Joe DiSabato, Matthias Hieber, Martin Hintze, James Reynolds, Stephanie Hui, Ankur Sahu, Andrew Wolff, David Thomas, Alex Golten, Yael Levy, Mike Simpson and Mitch Weiss. . Each of the corporate investment committee members disclaims beneficial ownership of the shares owned by GS Entities except to the extent of their pecuniary interests therein. The registered address of the GS Entities is Level 54, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

(9)    Represents (i) 6,962,519 Class B common shares, and 1,189,096 Class A common shares (in the form of 594,548 ADSs), held by Qiming Venture Partners II, L.P.; (ii) 609,801 Class B common shares, and 104,026 Class A common shares (in the form of 52,013 ADSs), held by Qiming Venture Partners II-C, L.P.; and (iii) 101,489 Class B common shares, and 17,204 Class A common shares (in the form of 8,602 ADSs), held by Qiming Managing Directors Fund II, L.P. We refer to Qiming Venture Partners II, L.P., Qiming Venture Partners II-C, L.P. and Qiming Managing Directors Fund II, L.P. collectively as Qiming Group. The general partner of Qiming Venture Partners II, L.P. and Qiming Venture Partners II-C, L.P. is Qiming GP II, L.P., a Cayman Islands exempted limited partnership, whose general partner is Qiming Corporate GP II, Ltd., a Cayman Islands limited company which is also the general partner of Qiming Managing Directors Fund II, L.P. The voting and investment power of shares held by Qiming Group is exercised by the investment committee of Qiming Corporate GP II, Ltd., which consists of Duane Kuang, Gary Rieschel, JP Gan and Robert Headley. Each of Mr. Kuang, Mr. Rieschel, Mr. Gan and Mr. Headley disclaims beneficial ownership of the shares owned by Qiming Group except to the extent of their pecuniary interests therein. The registered address of Qiming Group is M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

(10)    Represents 8,334,864 Class A common shares (in the form of 4,167,432 ADSs) held by SRS Partners I Mauritius Limited and SRS Partners II Mauritius Limited. The Class A common shares reported as beneficially owned by SRS Investment Management, LLC, a Delaware limited liability company, or the Investment Manager, are held for the accounts of a wholly owned subsidiary of SRS Partners Master Fund LP and a wholly owned subsidiary of SRS Partners US, LP. The Investment Manager serves as investment manager to SRS Partners Master Fund LP and SRS Partners US, LP. Karthik R. Sarma is the managing member and sole control person over the Investment Manager. In such capacities, Mr. Sarma and the Investment Manager may be deemed to have voting and dispositive power with respect to the Class A common shares held for SRS Partners Master Fund LP and SRS Partners US, LP. The principal business office of each of the Investment Manager and Mr. Sarma is 1 Bryant Park, 39th Floor, New York, NY 10036.

(11)  Represents (i) 6,122,993 Class B common shares and 1,141,305 Class A common shares (including 1,104,194 Class A common shares in the form of 552,097 ADSs,), held by Ignition Growth Capital I, L.P.; and (ii) 64,204 Class B common shares and 11,966  Class A common shares (including 11,576 Class A common shares in the form of 5,788 ADSs), held by and Ignition Growth Capital Managing Directors Fund I, LLC. Both of Ignition Growth Capital I, L.P. and Ignition Growth Capital Managing Directors Fund I, LLC. are U.S. limited partnerships. We refer to these entities collectively as Ignition Group. Ignition Growth Capital I, L.P.’s general partner is Ignition Growth GP, L.L.C, a Delaware limited liability company. The voting and investment power of shares held by Ignition Growth Capital I, L.P. is exercised by the board of managing directors of Ignition Growth GP, LLC, which consists of Jon Anderson and John Zagula. Each of Mr. Anderson  and Mr. Zagula disclaims beneficial ownership of the shares owned by Ignition Growth Capita I, L.P. except to the extent of their pecuniary interests therein. The registered address of Ignition Growth Capital I, L.P. is 3500 South DuPont Highway, City of Dover, County of Kent, Delaware 19901, U.S.A. Ignition Growth Capital Managing Directors Fund   I, LLC is controlled by a board of managing directors comprised of Jon Anderson  and John Zagula. The registered address of Ignition Growth Capital Managing Directors Fund I, LLC is located at Corporation Trust Center, 1209 Orange Street, County of New Castle, Wilmington, Delaware 19801, U.S.A.

According to our register of members for our common shares, as of March 31, 2016, there is one record holder of Class A common shares, which is the depositary of our ADS program, and six record holders of Class B common shares in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our common shares in the United States. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement which may at a later date result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       Major Shareholders

Please refer to Item 6.E, “Directors, Senior Management and Employees—Share Ownership”.

B.       Related Party Transactions

Ctrip

Under the Additional Series E Preferred Share Purchase Agreement, or the Series E+ SPA, entered into between our Company, Crawford, Ctrip and certain other shareholders on April 16, 2014, Ctrip purchased 2,368,193 Series E preferred shares of our Company for a consideration of US$13,025,062. In addition, pursuant to a covenant in the Series E+ SPA, upon our written request in connection with an initial public offering, Ctrip was obligated to subscribe for our common shares (i) in an exempt private placement or (ii) in an exempt Regulation S offering. Ctrip and we agreed that the purchase price of the common shares in connection with such subscription was the initial public offering price, and such subscription was to be consummated concurrently with the closing of the initial public offering. As a result, we entered into a subscription agreement with Ctrip on October 14, 2014, pursuant to which Ctrip purchased from us 1,666,666 Class A common shares at US$6.00 per Class A common share upon the closing of our initial public offering.

In April 2015, eHi Rental entered into a framework loan facility agreement with Ctrip Travel Information, an affiliate of Ctrip, pursuant to which Ctrip Travel Information extended, through entrusted bank loans, a RMB300.0 million loan facility to eHi Rental which has been drawn down in full. The purpose of the loan is to further expand our fleet size and operations. The loan facility has a term of three years and bears an interest rate of 6.9% per annum, payable on a quarterly basis. As current PRC government regulations restrict direct lending between companies, such loans are typically implemented through a loan entrustment agreement where a bank is used as an intermediary agent. Pursuant to the framework loan facility agreement, eHi Rental, Ctrip Travel Information and the Agricultural Bank of China entered into a separate entrusted bank loan agreement to set forth the detailed terms of such loan facility, and several of our PRC subsidiaries provided guaranters.  Our related party interest expenses increased from nil in 2014 to RMB14.2 million (US$2.2 million) in 2015 as a result of this entrusted loan extended to us.

We maintain business cooperation with Ctrip in various aspects. We are the designated and preferred business partner of Ctrip in providing car rental services. Ctrip has integrated access to our car rental reservation system on its website since May 2012 and in its mobile applications since June 2014, and we pay a percentage of rental rates as commissions for successful car rental referrals. In addition, in December 2014, we started to expand and promote our chauffeured car services to a business-to consumer model through Ctrip’s website, mobile applications and offline channels. For chauffeured car services, we pay a fixed commission fee for a minimum amount of car services referrals, and a percentage of service rates for additional orders referred from Ctrip.   Our related party selling and marketing expenses increased from RMB1.6 million in 2014 to RMB16.2 million (US$2.5 million) in 2015 as a result of these arrangements with Ctrip.

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

Private placement

On May 22, 2015, we entered into definitive securities purchase agreements with Tiger Fund and SRS Funds pursuant to which we agreed to issue a total of 22,337,924 of our Class A common shares to the buyers at a price of US$6.00 per Class A common share (equivalent to US$12.00 per ADS). We raised gross proceeds of approximately US$134.0 million from this private placement transaction. Under the terms of the securities purchase agreements, the Class A common shares were issued in two tranches: (a) the first tranche consisted of 11,437,924 Class A common shares, which were issued on May 22, 2015, and (b) the second tranche consisted of 10,900,000 Class A common shares, which were issued on June 30, 2015. In addition, two of our shareholders, Ctrip and Crawford, also entered into definitive agreements with the buyers for the sale of an aggregate of 2,666,666 Class A common shares (including certain shares represented by ADSs) at a price per Class A common share of US$6.00 (equivalent to US$12.00 per ADS), which was also closed on May 22, 2015.

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

ITEM 9.                         THE OFFER AND LISTING

A.             Offering and listing details Price Range of Our ADSs

Our ADSs are listed for trading on the New York Stock Exchange under the symbol “EHIC”, and have been listed since November 18, 2014. The following table sets forth the high and low daily closing trading prices of our ADSs on the New York Stock Exchange for the periods indicated:

	Price per ADS (US$)
	High	Low
Annual:
2015	18.18	8.37
Quarterly:
First Quarter, 2015	10.70	8.37
Second Quarter, 2015	18.18	9.44
Third Quarter, 2015	14.68	8.51
Fourth Quarter, 2015	14.56	11.07
First Quarter, 2016	10.70	8.37
Monthly
October 2015	13.29	11.56
November 2015	14.21	12.17
December 2015	14.56	11.07
January 2016	12.68	10.30
February 2016	12.59	10.84
March 2016	13.70	12.07
April 2016 (through April 22, 2016)	12.00	10.80

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

At our annual general meeting of shareholders held on December 28, 2015, our shareholders approved, among other things, the amendments to Article 6(c) and Article 7 of our ninth amended and restated articles of association. Please refer to Exhibit 1.1 to this annual report for the amended articles.

C.             Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company” or elsewhere in this annual report on Form 20-F.

D.             Exchange Controls

Foreign exchange in China is primarily regulated by:

•                  the Foreign Currency Administration Rules (1996), as amended in 2008; and

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

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

On July 4, 2014, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange for Overseas Investment and Financing and Reverse Investment by Domestic Residents via Special Purpose Vehicles, or Circular 37, which replaced the Notice on Issues Relating to the Administration of Foreign Exchange for the Financing and Reverse Investment by Domestic Residents via Offshore Special Purpose Vehicles issued by SAFE in October 2005, or Circular 75. Pursuant to Circular 37, any PRC residents, including both PRC institutions and individual residents, are required to register with the local SAFE branch before making contribution to a company set up or controlled by the PRC residents outside of the PRC for the purpose of overseas investment or financing with their legally owned domestic or offshore assets or interests, referred to in this circular as a “special purpose vehicle.” Under Circular 37, the term “PRC institutions” refers to entities with legal person status or other economic organizations established within the territory of the PRC. The term “PRC individual residents” includes all PRC citizens (also including PRC citizens abroad) and foreigners who habitually reside in the PRC for economic benefits. A registered special purpose vehicle is required to amend its SAFE registration in the event of any change of basic information including PRC individual resident shareholder, name, term of operation, or PRC individual resident’s increase or decrease of capital, transfer or exchange of shares, merger, division or other material changes. In addition, if a non-listed special purpose vehicle grants any equity incentives to directors, supervisors or employees of domestic companies under its direct or indirect control, the relevant PRC individual residents could register with the local SAFE branch before exercising such options. The SAFE simultaneously issued a series of guidances to its local branches with respect to the implementation of Circular 37. Circular 37 modified certain defined terms under Circular 75 to clarify the SAFE registration scope. For example, Circular 37 broadened the definition of special purpose vehicle to offshore entities that were (i) established for the purpose of overseas investments by PRC residents (in addition to for the purpose of financing as defined under Circular 75) and (ii) established by PRC residents with their legally owned offshore assets or interests (in addition to domestic assets or interests as defined under Circular 75); and it also broadened the definition of reverse investment to include establishing new foreign invested entities or projects as a way of domestic direct investment by PRC residents, directly or indirectly, through special purpose vehicle, which was excluded by Circular 75. Furthermore, Circular 37 modified certain SAFE registration procedures and requirements for special purpose vehicles and clarified the SAFE registration procedures for equity incentive awards granted by non- listed special purpose vehicles to directors, supervisors or employees of their controlled domestic companies. The failure of these shareholders and/or beneficial owners to timely register or amend their SAFE registrations pursuant to the SAFE notice or the failure of future shareholders and/or beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such shareholders, beneficial owners and/or our PRC subsidiaries to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to our company or otherwise adversely affect our business.

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

•                  Company Law of the PRC (2005), as amended in 2013.

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

Pursuant to Section 6 of the Tax Concessions Law (2011 Revision) of the Cayman Islands, we may obtain an undertaking from the Governor-in-Council:

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

Passive Foreign Investment Company

We believe that we were not a “passive foreign investment company,” or PFIC, for our taxable year ended December 31, 2015. However, we cannot be assure you that we will not be a PFIC in 2016 or any future taxable year.

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

Based on the market price of our ADSs and common shares, the value of our assets, and the composition of our assets and income, we believe that we were not a “passive foreign investment company,” or PFIC, for our taxable year ended December 31, 2015, and we do not expect to be a PFIC for our taxable year ending December 31, 2016 or for the foreseeable future.

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

                            You would generally be able to avoid the “excess distribution” rules described above by making a timely so-called “mark-to- market” election with respect to your ADSs provided our ADSs are “marketable”. Our ADSs will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the New York Stock Exchange. If you make a mark-to-market election for the ADSs, you will include in income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of your taxable year over your adjusted basis in such ADSs. Any ordinary income resulting from this election would generally be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs would be adjusted to reflect any such income or loss. You should consult your own tax advisor regarding potential advantages and disadvantages to you of making a “mark-to- market” election with respect to your ADSs. The mark-to-market election will not be available for any lower tier PFIC that is deemed owned pursuant to the attribution rules discussed above.

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

The Renminbi is the reporting currency for our consolidated financial statements. Since we conduct our operations through our PRC subsidiaries and affiliated companies, the functional currency of our PRC subsidiaries and affiliated entities is Renminbi. Substantially all our revenue and related expenses, including cost of revenues and advertising expenses, are denominated and paid in Renminbi. Transactions in other currencies are recorded in Renminbi at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are remeasured into Renminbi at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are recorded in our statements of operations as a component of current period earnings.

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

Interest Rate Risk

As of December 31, 2015, our outstanding borrowing balance was RMB2,772.6 million. If we borrow money in future periods, we may be exposed to interest rate risk. As a majority of our outstanding borrowings as of December 31, 2015 were with fixed interest rates throughout their respective terms, we believe our exposure to interest rate risk and other relevant market risks is not material.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the change of consumer price index in China was 2.6%, 2.0% and 1.4% in 2013, 2014 and 2015, respectively.

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

Fees Payable by the Depositary to Us

For the year ended December 31, 2015, we were entitled to US$1.6 million from the depositary as reimbursement for certain expenses related to the maintenance of the ADR program, including annual stock exchange listing fees, legal service fee, and our expenses incurred in connection with investor relations programs.

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

ITEM 15.                                  CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our chief executive officer and chief financial officer have performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report. Based upon this evaluation, our management has concluded that, as of the end of the period covered by this annual report, our existing disclosure controls and procedures were ineffective, solely due to the material weaknesses in internal control over financial reporting identified below.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our chief executive officer and chief financial officer, our management conducted an assessment of the effectiveness of internal control over financial reporting as of December 31, 2015 based on the criteria established in Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management determined that our internal control over financial reporting was ineffective due to the presence of the material weaknesses discussed in the following paragraph.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The following two material weaknesses were identified and included in management’s assessment.  Management determined that the material weaknesses are related to (i) insufficient accounting resources and expertise necessary to comply with U.S. GAAP and (ii) a lack of sufficient and documented financial closing policies and procedures, specifically those related to period end cut-off, account clarification and presentation. These material weaknesses were identified in the prior year and were determined to be continuing matters as of December 31, 2015.

Remediation of Material Weaknesses

We have taken measures to address the material weaknesses, including (1) hiring additional staffs who are experienced in U.S. GAAP and SEC reporting for our finance and accounting department, including hiring an internal control manager and an in-house legal counsel in early 2015 and an internal audit staff in early 2016; (2) engaged an external internal control advisor in early 2015 to assist in preparation for Section 404 compliance by documenting our processes and internal controls and benchmarking against industry best practices and (3) providing additional accounting and financial reporting training for our existing personnel. We believe that the actions taken have improved our internal control over financial reporting, and we will continue to take additional remedial steps, including but not limited to: (1) hiring additional qualified accounting personnel with appropriate U.S. GAAP accounting and SEC reporting experience to cope with our business expansion; (2) providing structured and more frequent training courses to our finance staff to enhance their understanding of our policies and procedures and the application of new accounting and reporting pronouncements; and (3) circulating written memos and guidelines from time to time to finance and business departments to help them better understand the reporting procedures and documentation requirements.

We believe that the actions we are taking, as listed above, will help remedy the material weaknesses referred to above, and help strengthen our general internal controls and procedures over financial reporting. However, the process of designing and implementing an effective financial reporting system represents a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. While we have developed a remediation plan to address these material weaknesses, this remediation plan or any additional plan we plan to implement may be insufficient to address our material weaknesses and additional material weaknesses may be discovered in the future. We plan to continue to address and remediate additional control deficiencies we may identify during our evaluation process in 2016. See “Item 3. Key Information—D. Risk Factors—Risks relating to our business and industry— If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report by our independent registered public accounting firm. Pursuant to the JOBS Act, we are not required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company, a status which prevails until the earlier of the fifth anniversary from the date of our initial public offering or until certain other specific criteria are met.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

(RMB in thousands)	2014	2015
Audit fees(1)	22,100	11,150
Audit-related fees(2)	—	580
Tax fees(3)	—	—
All other fees	—	—
Total fees	22,100	11,730

(1)         “Audit fees” means the aggregate fees billed for each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual consolidated financial statement and the quarterly reviews of consolidated financial information. They also include fees billed for services that are provided by our independent registered public accounting firm in connection with our public offerings in 2014, and note offering in 2015.

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

1.1

Ninth Amended and Restated Memorandum and Articles of Association of eHi Car Services Limited, including the amendments thereto approved by a special resolution of shareholders passed on December 28, 2015

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

4.13***

English translation of the Exclusive Technical Services and Consulting Agreement dated January 25, 2015 between Shanghai eHi Car Rental Co., Ltd. and Shanghai eHi Car Sharing Information Technology Co., Ltd.

4.14***	English translation of the Loan Agreement dated January 16, 2015 between Shanghai eHi Car Rental Co., Ltd. and individual shareholders of Shanghai eHi Car Sharing Information Technology Co., Ltd.

4.15***

English translation of the Equity Pledge Agreements dated January 25, 2015 between Shanghai eHi Car Rental Co., Ltd. and individual shareholders of Shanghai eHi Car Sharing Information Technology Co., Ltd.

4.16***

English translation of the Call Option and Cooperation Agreement dated January 25, 2015 between Shanghai eHi Car Rental Co., Ltd. and individual shareholders of Shanghai eHi Car Sharing Information Technology Co., Ltd.

4.17***

English translation of the Agreement on Authorization to Exercise Shareholder’s Voting Power dated January 25, 2015 between Shanghai eHi Car Rental Co., Ltd. and individual shareholders of Shanghai eHi Car Sharing Information Technology Co., Ltd.

4.18****	Securities Purchase Agreement dated May 22, 2015 among eHi Car Services Limited, Tiger Global Mauritius Fund, SRS Partners I Mauritius Limited and SRS Partners I Mauritius Limited

4.19****	Registration Rights Agreement dated June 30, 2015 among eHi Car Services Limited, Tiger Global Mauritius Fund, SRS Partners I Mauritius Limited and SRS Partners I Mauritius Limited

4.20	English translation of the Loan Facility Agreement dated April 28, 2015 between Shanghai eHi Car Rental Co., Ltd. and Ctrip Computer Technology (Shanghai) Co., Ltd.

4.21	English translation of the Financing Cooperation Agreement dated July 17, 2015 between Shanghai eHi Car Rental Co., Ltd. and China Development Bank

4.22	Purchase Agreement dated December 1, 2015 for the issuance of US$200 million Senior Unsecured Notes due 2018

4.23	Indenture dated December 8, 2015 constituting US$200 million Senior Unsecured Notes due 2018

4.24§	Share Purchase Agreement dated June 2, 2015 and amended on June 20, 2015 relating to share transfer in Elite Plus Developments Limited

4.25	English translation of the Loan Agreement dated January 8, 2016 between Shanghai eHi Car Rental Co., Ltd. and Shanghai Chenghuan Car Rental Co., Ltd.

4.26	English translation of the Supplemental Agreement to Loan Agreement dated January 8, 2016 between Shanghai eHi Car Rental Co., Ltd. and Shanghai Chenghuan Car Rental Co., Ltd.

4.27	English translation of the Guarantee Agreement between Shanghai eHi Car Rental Co., Ltd. and Chenghuan Group

4.28	English translation of the Guarantee Agreement between Shanghai eHi Car Rental Co., Ltd., Cheng Rong and Ji Haifeng

4.29	English translation of the Equity Pledge Agreement dated January 8, 2016 between Shanghai eHi Car Rental Co., Ltd. and Cheng Rong

4.30	English translation of the Equity Pledge Agreement dated January 8, 2016 between Shanghai eHi Car Rental Co., Ltd. and Ji Haifeng

8.1	List of significant consolidated entities

11.1*	Code of Business Conduct and Ethics of eHi Car Services Limited

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1†	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2†	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Maples and Calder

15.2	Consent of Grandall Law Firm (Shanghai)

15.3	Consent of PricewaterhouseCoopers Zhong Tian LLP

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

* Incorporated by reference to an exhibit to the Registration Statement on Form F-1 (File No. 333-199150), as amended, initially filed with the Securities and Exchange Commission on October 3, 2014.

** Incorporated by reference to an exhibit to the Registration Statement on Form F-6 (File No. 333-199819) filed with the Securities and Exchange Commission on November 3, 2014.

*** Incorporated by reference to an exhibit to the annual report on Form 20-F (File No. 001-36731) filed with the Securities and Exchange Commission on April 22, 2015.

**** Incorporated by reference to an exhibit to the Form 6-K (File No. 001-36731) filed with the Securities and Exchange Commission on May 26, 2015 and June 30, 2015.

§ Confidential treatment is being requested with respect to portions of this exhibit that have been redacted pursuant to Rule 406 under the Securities Act.

† Furnished with this annual report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EHI CAR SERVICES LIMITED

/s/ Ray Ruiping Zhang
	Name:	Ray Ruiping Zhang
	Title:	Chief Executive Officer

Date: April 26, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of eHi Car Services Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity (deficit) and cash flows present fairly, in all material respects, the financial position of eHi Car Services Limited and its subsidiaries at December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China
April 26, 2016

EHI CAR SERVICES LIMITED

CONSOLIDATED BALANCE SHEETS

As of December 31, 2014 and 2015

(all amounts in RMB, except share and per share data, or as otherwise noted)

	As of December 31,
	2014	2015
	RMB	RMB	US$
			(Note 2(d))
ASSETS
Current assets:
Cash and cash equivalents	926,207,744	2,610,088,382	402,928,214
Restricted cash	192,758,072	206,944,000	31,946,649
Accounts receivable, net of allowance for doubtful accounts of RMB5,969,648 and RMB7,611,244 as of December 31, 2014 and 2015, respectively	111,865,306	179,551,576	27,717,987
Receivables due from a related party	20,665	7,367,255	1,137,308
Prepaid expenses and other current assets	195,605,733	377,844,970	58,329,213
Vehicles held for sale	—	45,467,038	7,018,901
Total current assets	1,426,457,520	3,427,263,221	529,078,272

Cost method investment	152,975,000	—	—
Property and equipment, net	1,940,047,599	4,096,617,720	632,408,799
Intangible assets	38,246,326	45,367,164	7,003,483
Vehicle purchase deposits	174,184,628	216,727,900	33,457,022
Other non-current assets	23,728,439	14,943,879	2,306,937
Total assets	3,755,639,512	7,800,919,884	1,204,254,513

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	5,487,316	785,898,613	121,321,840
Payables due to a related party	671,043	10,753,914	1,660,118
Accrued expenses and other current liabilities	127,241,990	192,988,964	29,792,362
Income tax payable	2,095,273	89,220,792	13,773,317
Short-term debt	540,519,348	803,131,683	123,982,167
Total current liabilities	676,014,970	1,881,993,966	290,529,804

Long-term debt due to third parties	713,232,869	1,669,452,640	257,719,077
Long-term debt due to a related party	—	300,000,000	46,312,020
Other non-current liabilities	—	1,400,000	216,123
Total liabilities	1,389,247,839	3,852,846,606	594,777,024

Commitments and contingencies (Note 21)

The accompanying notes are an integral part of the consolidated financial statements.

EHI CAR SERVICES LIMITED

CONSOLIDATED BALANCE SHEETS (continued)

As of December 31, 2014 and 2015

(all amounts in RMB, except share and per share data, or as otherwise noted)

	As of December 31,
	2014	2015
	RMB	RMB	US$
			(Note 2(d))
Shareholders’ equity:
Common shares, US$0.001 par value, 500,000,000 and 500,000,000 (including 407,328,619 Class A and 92,671,381 Class B) shares authorized; 114,379,243 (including 31,033,332 Class A and 83,345,911 Class B) and 137,133,413 (including 64,123,625 Class A and 73,009,788 Class B) shares issued and outstanding as of December 31, 2014 and December 31, 2015, respectively	727,825	867,001	133,842
Additional paid-in capital	3,621,645,725	4,433,439,156	684,405,069
Accumulated other comprehensive income	1,144,629	74,554,822	11,509,281
Accumulated deficit	(1,257,126,506)	(560,787,701)	(86,570,703)
Total shareholders’ equity	2,366,391,673	3,948,073,278	609,477,489
Total liabilities and shareholders’ equity	3,755,639,512	7,800,919,884	1,204,254,513

The accompanying notes are an integral part of the consolidated financial statements.

EHI CAR SERVICES LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the Years Ended December 31, 2013, 2014 and 2015

(all amounts in RMB, except share and per share data, or as otherwise noted)

	For the Years Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$(Note 2(d))
Net revenues:
Car rentals	377,013,398	598,792,396	1,100,578,473	169,900,039
Car services	189,380,989	252,372,790	350,051,279	54,038,606
Total net revenues	566,394,387	851,165,186	1,450,629,752	223,938,645
Cost of revenues (Note 2(ac))	(526,446,044)	(718,699,414)	(1,137,978,490)	(175,673,607)
Gross profit (Note 2(ac))	39,948,343	132,465,772	312,651,262	48,265,038
Selling and marketing expenses:
Third party	(40,439,439)	(33,721,166)	(48,868,854)	(7,544,051)
Related party	—	(1,594,814)	(16,190,063)	(2,499,315)
Total selling and marketing expenses	(40,439,439)	(35,315,980)	(65,058,917)	(10,043,366)
General and administrative expenses	(112,416,394)	(132,125,421)	(183,548,522)	(28,335,009)
Other operating income	13,549,728	17,122,772	10,763,962	1,661,669
Total operating expenses	(139,306,105)	(150,318,629)	(237,843,477)	(36,716,706)
Income (loss) from operations	(99,357,762)	(17,852,857)	74,807,785	11,548,332
Interest income	360,323	4,397,029	2,652,636	409,496
Interest expense:
Third party	(50,880,171)	(76,937,649)	(109,566,064)	(16,914,086)
Related party	—	—	(14,202,500)	(2,192,488)
Total interest expense	(50,880,171)	(76,937,649)	(123,768,564)	(19,106,574)
Gain from waiver of warrants	—	—	16,869,935	2,604,269
Gain from sale of cost method investment	—	—	803,059,728	123,971,059
Other income (expense), net	(1,108,275)	(840,303)	10,205,275	1,575,424
Income (loss) before income taxes	(150,985,885)	(91,233,780)	783,826,795	121,002,006
Provision for income taxes	(1,228,145)	(1,911,657)	(87,487,990)	(13,505,818)
Net income (loss)	(152,214,030)	(93,145,437)	696,338,805	107,496,188
Accretion on Series A convertible redeemable preferred shares to redemption value	(4,008,032)	(69,598)	—	—
Accretion on Series B convertible redeemable preferred shares to redemption value	(35,069,326)	(3,451,997)	—	—
Accretion on Series C convertible redeemable preferred shares to redemption value	(74,328,662)	(75,476,317)	—	—
Accretion on Series D convertible redeemable preferred shares to redemption value	(65,070,473)	(51,479,102)	—	—
Accretion on Series E convertible redeemable preferred shares to redemption value	(7,094,798)	(97,696,064)	—	—
Accretion on Class A convertible redeemable preferred shares to redemption value	(5,563,627)	(22,601,694)	—	—
Deemed contribution from preferred shareholders at extinguishment of convertible bonds	16,750,848	—	—	—
Deemed dividends to preferred shareholders at extinguishment of convertible bonds and promissory note	(44,163,640)	—	—	—
Modification of warrants	(1,021,523)	—	—	—
Net income (loss) attributable to common shareholders	(371,783,263)	(343,920,209)	696,338,805	107,496,188

EHI CAR SERVICES LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (continued)

For the Years Ended December 31, 2013, 2014 and 2015

(all amounts in RMB, except share and per share data, or as otherwise noted)

	For the Years Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$(Note 2(d))

Net income (loss)	(152,214,030)	(93,145,437)	696,338,805	107,496,188
Change in cumulative foreign currency translation adjustment, net of tax of nil	4,391,112	(5,437,415)	73,410,193	11,332,581
Comprehensive income (loss)	(147,822,918)	(98,582,852)	769,748,998	118,828,769
Weighted average number of common shares used in computing net income (loss) per share
Basic	6,096,842	19,198,145	126,758,363	126,758,363
Diluted	6,096,842	19,198,145	128,403,877	128,403,877
Net income (loss) per common share attributable to common shareholders
Basic	(60.98)	(17.91)	5.49	0.85
Diluted	(60.98)	(17.91)	5.42	0.84
Net income (loss) per ADS*
Basic	(121.96)	(35.82)	10.99	1.70
Diluted	(121.96)	(35.82)	10.85	1.67

* Each ADS represents two Class A common shares

The accompanying notes are an integral part of the consolidated financial statements.

EHI CAR SERVICES LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

For the Years Ended December 31, 2013, 2014 and 2015

(all amounts in RMB, except share and per share data, or as otherwise noted)

	Common shares		Additional	Accumulated other comprehensive	Accumulated	Total shareholders’
	Shares	Amount	paid-in capital	income	deficit	equity (deficit)

Balance as of January 1, 2013	6,096,842	40,281	—	2,190,932	(598,717,873)	(596,486,660)
Modification of warrants	—	—	1,021,523	—	(1,021,523)	—
Share-based compensation	—	—	6,206,213	—	—	6,206,213
Accretion on Series A convertible redeemable preferred shares to redemption value	—	—	(4,008,032)	—	—	(4,008,032)
Accretion on Series B convertible redeemable preferred shares to redemption value	—	—	(19,970,552)	—	(15,098,774)	(35,069,326)
Accretion on Series C convertible redeemable preferred shares to redemption value	—	—	—	—	(74,328,662)	(74,328,662)
Accretion on Series D convertible redeemable preferred shares to redemption value	—	—	—	—	(65,070,473)	(65,070,473)
Accretion on Series E convertible redeemable preferred shares to redemption value	—	—	—	—	(7,094,798)	(7,094,798)
Accretion on Class A convertible redeemable preferred shares to redemption value	—	—	—	—	(5,563,627)	(5,563,627)
Deemed contribution from preferred shareholders at extinguishment of convertible bonds	—	—	16,750,848	—	—	16,750,848
Deemed dividend to preferred shareholders at extinguishment of convertible bonds and promissory note	—	—	—	—	(44,163,640)	(44,163,640)
Net loss	—	—	—	—	(152,214,030)	(152,214,030)
Foreign currency translation adjustments	—	—	—	4,391,112	—	4,391,112
Balance as of December 31, 2013	6,096,842	40,281	—	6,582,044	(963,273,400)	(956,651,075)
Share-based compensation	—	—	12,681,141	—	—	12,681,141
Accretion on Series A convertible redeemable preferred shares to redemption value	—	—	(69,598)	—	—	(69,598)
Accretion on Series B convertible redeemable preferred shares to redemption value	—	—	(3,451,997)	—	—	(3,451,997)
Accretion on Series C convertible redeemable preferred shares to redemption value	—	—	(18,180,401)	—	(57,295,916)	(75,476,317)
Accretion on Series D convertible redeemable preferred shares to redemption value	—	—	(8,204,575)	—	(43,274,527)	(51,479,102)
Accretion on Series E convertible redeemable preferred shares to redemption value	—	—	(16,639,646)	—	(81,056,418)	(97,696,064)
Accretion on Class A convertible redeemable preferred shares to redemption value	—	—	(3,520,886)	—	(19,080,808)	(22,601,694)
Issuance of Class B common shares for restricted shares	450,000	2,775	(2,775)	—	—	—
Issuance of Class A common shares upon initial public offering, net of issuance costs	20,000,000	122,774	623,663,942	—	—	623,786,716
Issuance of Class A common shares in private placement concurrent with initial public offering, net of issuance costs	8,333,332	51,156	306,883,789	—	—	306,934,945
Conversion of convertible redeemable preferred shares to Class B common shares upon completion of initial public offering	77,999,069	501,620	2,677,790,668	—	—	2,678,292,288
Exercise of warrant	1,500,000	9,219	50,696,063	—	—	50,705,282
Net loss	—	—	—	—	(93,145,437)	(93,145,437)
Foreign currency translation adjustments	—	—	—	(5,437,415)	—	(5,437,415)
Balance as of December 31, 2014	114,379,243	727,825	3,621,645,725	1,144,629	(1,257,126,506)	2,366,391,673

EHI CAR SERVICES LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT) (continued)

For the Years Ended December 31, 2013, 2014 and 2015

(all amounts in RMB, except share and per share data, or as otherwise noted)

				Accumulated other		Total
	Common shares		Additional	comprehensive	Accumulated	shareholders’
	Shares	Amount	paid-in capital	income	deficit	equity

Balance as of December 31, 2014	114,379,243	727,825	3,621,645,725	1,144,629	(1,257,126,506)	2,366,391,673
Share-based compensation	—	—	13,983,246	—	—	13,983,246
Exercises of share options	416,246	2,617	5,086,403	—	—	5,089,020
Issuance of Class A common shares in private placement, net of issuance costs	22,337,924	136,559	792,723,782	—	—	792,860,341
Net income	—	—	—	—	696,338,805	696,338,805
Foreign currency translation adjustments	—	—	—	73,410,193	—	73,410,193
Balance as of December 31, 2015	137,133,413	867,001	4,433,439,156	74,554,822	(560,787,701)	3,948,073,278

The accompanying notes are an integral part of the consolidated financial statements.

EHI CAR SERVICES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2013, 2014 and 2015

(all amounts in RMB, except share and per share data, or as otherwise noted)

	For the Years Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$ (Note 2(d))
Cash flows from operating activities:
Net income (loss)	(152,214,030)	(93,145,437)	696,338,805	107,496,188
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Provision for doubtful accounts	1,528,374	927,921	1,641,596	253,419
Depreciation and amortization	196,321,328	287,443,066	474,721,487	73,284,369
Amortization of convertible bonds issuance costs	486,398	—	—	—
Accretion of convertible bonds	10,716,803	—	—	—
Amortization of 2018 Senior Notes issuance costs and discounts	—	—	816,082	125,981
Share-based compensation	6,206,213	12,681,141	13,983,246	2,158,641
Gain from waiver of warrants	—	—	(16,869,935)	(2,604,269)
Gain from sale of cost method investment	—	—	(803,059,728)	(123,971,059)
Changes in operating assets and liabilities:
Accounts receivable	(13,702,004)	(48,885,379)	(69,327,865)	(10,702,378)
Receivables due from a related party	—	(20,665)	(7,346,590)	(1,134,118)
Prepaid expenses and other assets	(25,459,370)	(116,446,846)	(166,490,292)	(25,701,672)
Income taxes payable	(2,553,750)	(42,601)	81,996,755	12,658,118
Accounts payable	1,038,035	(1,066,923)	2,449,643	378,160
Payables due to a related party	—	671,043	10,082,871	1,556,527
Accrued expenses and other current liabilities	(10,304,516)	784,966	77,754,819	12,003,275
Net cash provided by operating activities	12,063,481	42,900,286	296,690,894	45,801,182

Cash flows from investing activities:
Purchase of property and equipment	(601,126,867)	(1,327,734,145)	(2,183,382,209)	(337,056,132)
Purchase of intangible assets	(5,946,900)	(8,269,009)	(6,850,853)	(1,057,589)
Proceeds from disposal of property and equipment	60,767,542	90,345,645	241,754,708	37,320,495
Cash paid for cost method investment	—	(153,820,000)	—	—
Proceeds from waiver of warrants	—	—	18,409,199	2,841,891
Proceeds from sale of cost method investment, net of related transaction costs	—	—	954,428,056	147,338,303
Cash paid relating to other investing activities	—	—	(2,090,288)	(322,685)
Increase in restricted cash	(30,247,232)	(162,510,840)	(14,185,928)	(2,189,930)
Net cash used in investing activities	(576,553,457)	(1,561,988,349)	(991,917,315)	(153,125,647)

Cash flows from financing activities:
Proceeds from issuance of convertible redeemable preferred shares	624,546,000	154,338,750	—	—
Payment of convertible redeemable preferred shares issuance costs	(3,921,134)	(859,771)	—	—
Proceeds from exercise of warrants	—	50,705,282	—	—
Proceeds from exercise of share options	—	—	4,891,204	755,072
Proceeds from issuance of Class A common shares in private placement, net of issuance costs	—	—	792,860,341	122,396,545
Proceeds from issuance of convertible promissory notes	130,387,080	—	—	—
Payment for redemption of convertible bonds	(104,939,300)	—	—	—
Proceeds from borrowings from third parties	820,020,827	945,005,566	704,095,594	108,693,630
Proceeds from borrowings from a related party	—	—	300,000,000	46,312,020
Repayment of borrowings	(402,959,916)	(286,620,041)	(741,253,447)	(114,429,814)
Proceeds from issuance of Class A common shares in IPO, net of issuance costs	—	644,443,313	—	—
Proceeds from issuance of Class A common shares in private placement concurrent with IPO, net of issuance costs	—	306,934,945	—	—
Proceeds from issuance of Senior Notes, net of issuance costs	—	—	1,241,289,905	191,622,141
Payment for IPO issuance costs	—	—	(20,656,597)	(3,188,829)
Net cash provided by financing activities	1,063,133,557	1,813,948,044	2,281,227,000	352,160,765

EHI CAR SERVICES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

For the Years Ended December 31, 2013, 2014 and 2015

(all amounts in RMB, except share and per share data, or as otherwise noted)

	For the Years Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$ (Note 2(d))
Effect of exchange rate changes on cash and cash equivalents	(1,363,614)	614,312	97,880,059	15,110,077
Net increase in cash and cash equivalents	497,279,967	295,474,293	1,683,880,638	259,946,377
Cash and cash equivalents-beginning of year	133,453,484	630,733,451	926,207,744	142,981,837
Cash and cash equivalents-end of year	630,733,451	926,207,744	2,610,088,382	402,928,214

Supplemental disclosure for cash flow information
Cash paid for interest	56,550,056	77,356,571	115,018,836	17,755,849
Cash paid for income taxes	3,781,895	1,954,258	5,491,235	821,479

Supplemental disclosure of non-cash investing and financing activities:
Sales of property and equipment included in receivables	4,095,005	22,715,893	20,366,352	3,144,023
Changes in vehicle purchase deposits	119,172,859	55,011,769	42,543,272	6,567,549
Conversion of convertible promissory note to Class A convertible redeemable preferred shares	150,824,865	—	—	—
Conversion of convertible bonds to Class A convertible redeemable preferred shares	138,811,004	—	—	—
Conversion of convertible redeemable preferred shares to Class B common shares	—	2,678,292,288	—	—
Accrued IPO issuance costs	—	20,656,597	—	—
Accounts payable for purchase of property, plant and equipment	—	—	777,961,654	120,096,584
Accrued professional fees for issuance of Senior Notes	—	—	2,740,945	423,129
Subscription receivables related to share option exercises	—	—	197,816	30,538

The accompanying notes are an integral part of the consolidated financial statements.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in RMB, except share and per share data, unless otherwise stated)

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

On August 3, 2007, eHi Car Services Limited (the “Company”), formerly known as Prudent Choice Limited or eHi Auto Services Limited, was incorporated in the Cayman Islands by Ray Ruiping Zhang (the “Founder”). The Company, through its subsidiaries, provides car rentals and car services to corporate and individual customers in the People’s Republic of China (“PRC”). The Company and its subsidiaries began offering services in 2006 through Shanghai eHi Business Co., Ltd. (“eHi Business”), which was incorporated on January 11, 2006. The Company’s business initially focused on providing car services to premium corporate and institutional clients. In May 2008, the Company began to provide car rentals to individual customers.

To further expand the Company’s internet and mobile services, the Company entered into a series of contractual arrangements in March 2014 with its PRC-incorporated variable interest entity (“VIE”) Shanghai eHi Information Technology Service Co., Ltd. (“eHi Information”) and its shareholders. eHi Information obtained a telecommunication business operating license (“ICP license”) from the relevant telecommunication authorities on September 24, 2014. eHi Information currently does not have any material operations.

In January 2015, the Company entered into a series of contractual arrangements with its PRC-incorporated VIE Shanghai eHi Car Sharing Information Technology Co., Ltd. (“eHi Car Sharing”) and its shareholders. eHi Car Sharing is currently testing its new business initiative as an online platform for peer-to-peer car rental between private vehicle owners and individual customers. eHi Car Sharing is currently not yet in operation and the Company does not expect it to contribute a material portion of its net revenues and operations in the foreseeable future.

As of December 31, 2015, the Company and its principal subsidiaries and VIEs are as follows:

	Percentage of ownership or indirect economic ownership	Date of incorporation/ acquisition	Place of incorporation
Parent company and offshore holding companies
eHi Car Services Limited (“Company”)	Parent	August 3, 2007	Caymans
eHi Auto Services (Hong Kong) Holding Limited (“eHi Hong Kong”)	100%	September 24, 2010	Hong Kong
L&L Financial Leasing Holding Limited	100%	October 17, 2013	Hong Kong
Brave Passion Limited (“Brave Passion”)	100%	May 26, 2015	British Virgin Islands
Wholly owned subsidiaries
Shuzhi Information Technology (Shanghai) Co., Ltd. (“Shuzhi”)	100%	March 21, 2008	PRC
Shanghai eHi Car Rental Co., Ltd. (“eHi Rental”)	100%	March 10, 2008	PRC
Beijing eHi Car Rental Co., Ltd. (subsidiary of eHi Rental)	100%	August 20, 2008	PRC
Chongqing eHi Car Rental Co., Ltd. (subsidiary of eHi Rental)	100%	December 5, 2009	PRC
Shanghai Smart Brand Auto Driving Services Co., Ltd. (“Shanghai Smart Brand”, subsidiary of Shuzhi)	100%	April 13, 2011	PRC
eHi Auto Services (Jiangsu) Co., Ltd. (subsidiary of eHi Hong Kong)	100%	December 23, 2011	PRC
Shanghai eHi Chengshan Car Rental Co., Ltd. (subsidiary of eHi Rental)	100%	August 16, 2012	PRC
Shanghai Taihan Trading Co., Ltd.	100%	November 10, 2013	PRC
Shanghai Taihao Financial Leasing Co.,Ltd.	100%	January 7, 2014	PRC
Shanghai Taide Financial Leasing Co., Ltd.	100%	June 23, 2014	PRC
eHi Car Rental Management Services (Shanghai) Co., Ltd. (subsidiary of eHi Rental)	100%	November 10, 2015	PRC

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in RMB, except share and per share data, unless otherwise stated)

1. ORGANIZATION AND DESCRIPTION OF BUSINESS (Continued)

Consolidated variable interest entities (“VIEs”)
Shanghai eHi Information Technology Service Co., Ltd. (“eHi Information”)	100%	March 13, 2014	PRC
Shanghai eHi Car Sharing Information Technology Co., Ltd. (“eHi Car Sharing”)	100%	January 12, 2015	PRC

On November 18, 2014, the Company completed its initial public offering (“IPO”) and became listed on the New York Stock Exchange by issuing 10,000,000 American Depositary Shares (“ADSs”) at the price of US$12.00 per ADS for total gross proceeds of US$120 million. Each ADS represents two Class A common shares. The Company issued an additional 8,333,332 Class A common shares in a private placement concurrent with the IPO, at the price of $6.00 per Class A common share for total proceeds of US$50 million. Upon the completion of the IPO, all of the Company’s 77,999,069 then-outstanding preferred shares and 6,096,842 then-outstanding common shares were immediately converted into and/or re-designated as Class B common shares.

On May 22, 2015, the Company entered into definitive securities purchase agreements with Tiger Fund and SRS Funds pursuant to which the Company agreed to issue a total of 22,337,924 of the Company’s Class A common shares at a price of US$6.00 per Class A common share (equivalent to US$12.00 per ADS). The Company raised gross proceeds of approximately US$134.0 million on the transaction date and incurred transaction costs of approximately US$4.3 million from this private placement transaction which were recorded as a reduction to the equity contribution.

Commencing with the fourth quarter of 2015, the Company began reporting gross profit as a GAAP measure included in its results of operations.  For further description, refer to Note 2(ac).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   Basis of presentation

The consolidated financial statements of the Company, its subsidiaries and the VIEs are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b)   Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, and the VIEs for which the Company is the ultimate primary beneficiary. Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.  The VIEs for which the Company is the ultimate primary beneficiary, eHi Information and eHi Car Sharing, have insignificant operations; related balances and transactions are immaterial for all periods presented.

All transactions and balances among the Company, its subsidiaries, and the VIEs have been eliminated in consolidation.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in RMB, except share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)    Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include the allowance for doubtful accounts, costs related to customer loyalty programs, useful lives of vehicles and other tangible or intangible assets, residual values of vehicles, impairment of intangibles and long-lived assets, certain accruals or contingent liabilities, valuation allowances for deferred tax assets, provisions for uncertain tax positions, valuation of share-based awards and forfeiture rates, assumptions used in determining the fair value of warrants, and beneficial conversion features.

(d)   Foreign currency and foreign currency translation

The Company uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated outside of the PRC is the United States dollar (“US$”), while the functional currency of the PRC entities is RMB as determined based on the criteria of ASC 830, Foreign Currency Matters.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. The resulting exchange differences are included in the consolidated statements of comprehensive income (loss) as general and administrative expenses.

Assets and liabilities of the Company and its subsidiaries incorporated outside of the PRC are translated into RMB at year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the year. Translation adjustments are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income or loss in the consolidated statements of changes in shareholders’ equity (deficit).  The rates of exchange for the U.S. dollar used for translation purposes were RMB6.1190 on December 31, 2014 and RMB6.4936 on December 31, 2015. The average rates of exchange for the U.S. dollar used for translation purposes were RMB6.1932, 6.1428, and RMB6.2284 for 2013, 2014, and 2015, respectively.

The unaudited United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader. Unless the amounts were from transactions originally denominated in U.S. dollars or otherwise noted, all translations from RMB into U.S. dollars and from U.S. dollars to RMB for the convenience of the reader were calculated at the rate of US$1.00 = RMB6.4778 on December 31, 2015, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(e)    Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalents and accounts receivable.

The Company deposits its cash and cash equivalents with financial institutions located in jurisdictions where the subsidiaries are located. The Company believes that no significant credit risk exists as these banks are major financial institutions with high credit quality.

When providing services, the Company generally requires individual customers to make advance payments, or a deposit from the corporate and institutional clients before services are rendered. Accounts receivable primarily represents those receivables derived in the ordinary course of business in relation to corporate and institutional clients. The Company offers payment terms in the range of 45 — 60 days to all corporate and institutional clients. Substantially all revenue was derived from customers located in China.

No single customer accounted for more than 10% of the Company’s consolidated accounts receivable as of December 31, 2014 and 2015, or for more than 10% of the Company’s consolidated net revenues in any of the periods presented.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in RMB, except share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

(h)  Investments

For investments where the Company does not have a controlling financial interest, the Company evaluates if they are investments in debt and equity securities and if they provide the Company with the ability to exercise significant influence over the operating and financial policies of the investees. Investments in debt and equity securities are classified into one of three categories: (i) ‘’held to maturity’’ which are reported at amortized cost; (ii) ‘’trading securities’’ which are reported at fair value with unrealized holding gains and losses recorded in earnings; and (iii) ‘’available for sale’’ which are reported at fair value with changes in unrealized gains and losses recorded in other comprehensive income. The equity method is used for investments where the Company does not have a controlling financial interest but has the ability to exercise significant influence over the operating and financial policies of the investee. The cost method is used for investments where the Company does not have the ability to exercise significant influence over the operating and financial policies of the investee.

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

(i)   Accounts receivable, net of allowance for doubtful accounts

Accounts receivable mainly consist of amounts due from the Company’s corporate and institutional clients, which are recognized and carried at the original invoice amount less an allowance for doubtful accounts. The Company performs ongoing credit evaluation of its customers, and assesses the allowance for doubtful accounts based upon expected collection ability based on the age of the receivables and factors surrounding the credit risk of specific customers.

(j)   Vehicles held for sale

Vehicles held for sale consist of used vehicles subject to signed sales agreements awaiting completion of title transfer. When a vehicle is reclassified as held for sale and transferred from property, plant and equipment, it is not further depreciated and is stated at lower of cost and net realizable value. Cost is the net book value upon the reclassification of the vehicle. Net realizable value is the selling price in accordance with the sales agreement less the estimated costs to be incurred upon the completion of title transfer. As of December 31, 2015, the vehicles reclassified as held for sale are expected to complete title transfer within one year.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in RMB, except share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k)  Property and equipment, net

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

Category	Estimated useful lives
Vehicles	3-4 years
In-car equipment	3 years
Office furniture and equipment	5 years
Software	3 - 5 years
Leasehold improvements	Over the shorter of the lease term or the estimated useful life - 1-5 years

Construction in progress represents offices under construction and newly acquired vehicles which are not yet been placed in service. Construction in progress is transferred to property and equipment and depreciation commences when an asset is ready for its intended use.

Vehicles

A vehicle is considered ready for its intended use generally when the license plate for the vehicle is obtained, the vehicle is insured, and when a GPS tracking device is installed. Expenditures for repairs and maintenance of vehicles are expensed as incurred. The Company expects to hold its vehicles generally for a period of approximately three to four years before their disposal, except for vehicles subject to repurchase programs, which have a holding period that typically ranges from 12 to 24 months. The estimated residual value of vehicles which are not subject to the repurchase programs are typically based on the current market price for used vehicles obtained from used vehicle dealers or the used car market for similar models.

The Company monitors accounting estimates relating to vehicles on a quarterly basis, including the depreciation rates and estimated residual values. Changes made to estimates are reflected in vehicle-related depreciation expense on a prospective basis. In addition, depreciation expense associated with vehicles subject to repurchase programs is recorded based on the contractual repurchase prices and holding periods, and is adjusted if the repurchase conditions are not met.  When a vehicle is reclassified as held for sale, it is not further depreciated and is accounted for as held for sale. Gain or loss on disposed vehicles or vehicles held for sale is recognized as an adjustment to depreciation expense as part of cost of revenues. The Company recorded losses of RMB9,117,467, RMB516,550 and RMB5,055,620 on disposals of vehicles or held-for-sale reclassifications for the years ended December 31, 2013, 2014 and 2015, respectively. The Company fully writes off the net carrying value of a vehicle if the vehicle cannot be tracked via the installed GPS system for more than six months and cannot be otherwise located, as the Company believes that the chance of recovering the vehicle in such circumstances is remote, such losses are recorded as part of cost of revenues.

(l)    Intangible assets

Intangible assets are substantially comprised of car rental operating licenses and vehicle license plates acquired from third parties and local administration authorities.  Gross carrying value totaled RMB38,246,326 and RMB45,367,164 as of December 31, 2014 and 2015, respectively.

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

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in RMB, except share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)   Impairment of intangible assets and long-lived assets

The Company evaluates intangible assets and long-lived assets for impairment whenever events or changes in circumstances indicate that the assets might be impaired. For long-lived assets, when these events occur, the Company evaluates impairment by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition.  For indefinite lived assets, the impairment test consists of a comparison of the fair value with carrying value. If the carrying value of an intangible asset exceeds its fair value, which is generally determined using the income approach, market approach, or a combination thereof, an impairment loss is recognized. No impairment charges were recognized for the years ended December 31, 2013, 2014, and 2015.

(n)     Deposits and advances from customers

Customer deposits:

The Company collects deposits from corporate and institutional clients upon entering into negotiated contracts, and such amount is refundable at the end of the contract period provided no contract violations are noted. For individual customers, the Company collects additional amounts from them upon return of the rental vehicle based on the estimated repair and other relevant costs. In situations where the contract is violated or damage is caused to the vehicle, customer deposits received are used to offset expenses incurred in the period such incidents occur, and the excess amount is returned to customers. The customer deposits are classified as accrued expenses and other current liabilities on the consolidated balance sheets. The Company records a loss in the consolidated statements of comprehensive income (loss) if expenses incurred for repair exceed customer deposit amounts.

Advances from customers:

Individual customers pay in advance prior to the rental vehicle pick-up. Payments received from customers are initially recorded as advances from customers and are recognized as revenues when revenue recognition criteria are met.

(o)     Revenue recognition

Revenue from car rentals and car services are generally recognized over the rental period. Revenue from the sale of gasoline is recognized when the vehicle is returned and is based on the actual volume of gasoline consumed or a contracted fee paid by the customer. For car rentals, payments are generally collected from customers in advance, and are recorded as advances from customers in the consolidated balance sheets until the revenue recognition criteria are met. Customers who purchase car services are generally on credit terms, and the initial credit evaluation is conducted before credit is extended. Revenue is recognized when collectability is reasonably assured and all other revenue recognition criteria are met.

Occasionally, the Company engages contracted service providers in offering car services to its customers where the Company currently does not provide such services in certain cities or such services exceed the Company’s existing capacity. The end customers sign service contracts directly with the Company in such arrangements and the Company is the party responsible for customers’ acceptance for services rendered. In case of customer disputes, the Company resolves customer complaints and is solely responsible for refunding customers their payments. Therefore, the Company is considered the primary obligor in transactions involving the use of contracted service providers. The Company also determines the service fee and bears the credit risk. As a result, the Company recognizes revenue under contracted service provider arrangements on a gross basis.

In the accompanying consolidated statements of comprehensive income (loss), revenue is presented net of business tax, VAT and other related surcharges. Costs of revenue associated with car rentals and car services have not been presented separately as the Company cannot reasonably and reliably estimate and allocate expenses to each of the revenue streams.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in RMB, except share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(p)     Lease Obligations

In accordance with ASC 840, Leases, leases for a lessee are classified at the inception date as either a capital lease or an operating lease. The Company assesses a lease to be a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. The capitalized lease obligation reflects the present value of future rental payments, discounted at the appropriate interest rates. The cost of the asset is amortized over the lease term. However, if ownership is transferred at the end of the lease term, the cost of the asset is amortized as set out under the property and equipment section of this note.

Operating lease expenses are recognized on a straight-line basis over the applicable lease term.

(q)     Net investment in direct financing leases

For leases where the Company is the lessor, a transaction is accounted for as a direct financing lease if the transaction satisfies one of the four capital lease conditions as discussed under the capital lease obligations section of this note, the collectibility of the minimum lease payments is reasonably predictable, and there are no important uncertainties surrounding the amount of unreimbursable costs yet to be incurred by the Company under the lease.

The net investment in the direct financing leases consists of the minimum lease payments, net of executory costs and profits thereon, unguaranteed residual value, accruing to the benefit of the company and initial direct costs less unearned income. Over the period of a lease, each lease payment received is allocated between the repayment of the net investment in the lease and financing lease income based on the effective interest method so as to produce a constant rate of return on the balance of the net investment in the lease. The net investment in the direct financing leases is classified as current or non-current assets in the balance sheets based on the duration of the remaining lease terms.

The Company records revenue attributable to direct financing leases so as to produce a constant rate of return on the balance of the net investment in the lease. Total direct financing leases revenues were RMB1,167,659 and RMB7,197,316 for the years ended December 31, 2014 and 2015 respectively, and were recorded in car rental revenues in the consolidated statements of comprehensive income (loss).

(r)     Customer loyalty program

The Company has a customer loyalty program where registered members earn points upon eligible purchases and such points can be redeemed for free rental periods, mileage upgrades, and other free gifts.  The Company estimates the incremental costs associated with the Company’s future obligation to its customers, and records them as selling and marketing expense in the consolidated statements of comprehensive income (loss). Unredeemed membership points are recorded in accrued expenses and other current liabilities in the consolidated balance sheets.  The Company adjusts the liability associated with the customer loyalty program based on the Company’s estimate of future redemption of membership points prior to their expiration, which is three calendar years from the day the membership points are awarded. As of December 31, 2014 and 2015, the accrued liabilities associated with the customer loyalty program were RMB3,740,948 and RMB4,412,036, respectively.

(s)     Advertising costs

The Company expenses advertising costs as incurred. Total advertising expenses were RMB24,793,826, RMB16,104,661 and RMB28,946,698 for the years ended December 31, 2013, 2014 and 2015, respectively, and were recorded in selling and marketing expenses in the consolidated statements of comprehensive income (loss).

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in RMB, except share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(t)      Taxation

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be received or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of operations in the period of the enactment of the change. The components of deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.

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

(u)     Government grants and subsidy income

The Company receives government grants and subsidies in the PRC from various levels of local governments from time to time which are granted for general corporate purposes and to support its ongoing operations in the regions. The Company is also entitled to receive financial subsidies in relation to the VAT Pilot Program as discussed in Note 11. These government subsidies are recorded as other operating income in the consolidated statement of comprehensive income (loss) in the period cash is received. For government grants that contain certain operating conditions, the amounts are recorded as liabilities when received, and are recognized in the consolidated statements of comprehensive income (loss) as a reduction of the related costs for which the grants are intended to compensate when the conditions are met. Government grants relating to property, plant and equipment are included in non-current liabilities as deferred government grants and are credited to the consolidated statements of comprehensive income (loss) as reductions to depreciation expense on a straight-line basis over the expected lives of the related assets.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in RMB, except share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(v)     Fair value measurements

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

The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable, accounts payable, advances from customers, certain accrued expenses and other current liabilities, and short-term and long-term debt. The carrying amounts of short-term financial instruments, excluding short-term debt, approximate their fair values due to the short-term maturity of these instruments. The carrying amounts of short-term debt as of December 31, 2014 and December 31, 2015 and long-term debt as of December 31, 2014 approximate their fair values as the interest rates they bear reflected the current quoted market yield for comparable debt (Level 2 inputs). The fair value of long-term borrowings is estimated based on quoted market rates as well as borrowing rates currently available for borrowings with a similar term, and the fair value of 2018 Senior Notes is estimated based on the average of the bid and ask price as of December 31, 2015 (Level 2 inputs).The fair value of long-term debts including long-term borrowings and 2018 Senior Notes as of December 31, 2015 was RMB 2,506,136,601, as follows:

	As of December 31, 2015
	Nominal Unpaid Principal Balance	Aggregate Fair Value
Long-term borrowings, including current portion	1,166,594,365	1,217,498,714
2018 Senior Notes	1,298,720,000	1,288,637,887
Total long-term debt	2,465,314,365	2,506,136,601

(w)            Warrants

The Company recorded common and convertible preferred share warrants issued to investors in accordance with their classification. Warrants classified as liabilities were initially recorded at fair value with gains and losses arising from changes in fair value recognized in the consolidated statements of comprehensive income (loss) during the periods in which such instruments are outstanding. Warrants classified as equity were initially recorded at fair value and subsequent changes in fair value were not recognized as long as the warrants continued to be classified as equity.

If warrants are subsequently modified through an amendment, the Company assesses its impact on classification and measurement. For equity-classified instruments issued to preferred share investors that remain equity-classified after the modification, the Company recognizes in retained earnings (or paid-in-capital in the absence of retained earnings) the changes in the fair value of the instrument before and after the modification. The Company’s equity-classified warrants were modified in 2013 as disclosed in Note 16.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in RMB, except share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(x)     Vehicle purchase deposits

The Company purchases vehicles through car dealers and makes advance payments in the ordinary course of business before title of vehicles are physically transferred to the Company. As the advance payments will be converted into property and equipment, which is a non-current asset, vehicle purchase deposits are accordingly classified as non-current assets on the consolidated balance sheets.

(y)     Share-based compensation

The Company recognizes share-based compensation based on the grant date fair value of equity awards, with compensation expense, net of a forfeiture rate, recognized over the period in which the grantee is required to provide services to the Company in exchange for the equity award. Share-based compensation expense is recognized (i) immediately at the grant date for awards with no vesting conditions or (ii) using the straight-line method for awards with graded vesting features and service conditions only. Share-based compensation expense is classified in the consolidated statements of comprehensive income (loss) based upon the job function of the grantee. For the years ended December 31, 2013, 2014 and 2015, the Company recognized share-based compensation expense of RMB6,206,213, RMB12,681,141and RMB13,983,246, respectively, as follows:

	For the years ended December 31,
	2013	2014	2015
Cost of revenues	28,544	133,801	361,951
Selling and marketing expenses	8,573	489,831	894,680
General and administrative expenses	6,169,096	12,057,509	12,726,615
Total	6,206,213	12,681,141	13,983,246

(z)     Debt issuance costs and debt discounts

The Company incurs costs in connection with debt issuance, such as legal and accounting fees. Debt issuance costs and debt discounts are initially recorded as direct deduction from the associated debt liability, and are amortized to interest expense over the term of the respective debt using the effective interest method.

(aa)  Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to common shareholders by the weighted average number of common shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between common shares and other participating securities based on their participating rights. Net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the losses. Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to common shareholders by the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares consist of shares issuable upon the exercise of share options using the treasury stock method. Common equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

Basic and diluted earnings (loss) per share are not reported separately for Class A or Class B common shares as each class of shares has the same rights to undistributed and distributed earnings.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in RMB, except share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(ab)    Segment reporting

In accordance with ASC 280, Segment Reporting, the Company’s chief operating decision maker, the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Company as a whole and hence, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. The Company’s long-lived assets are substantially all located in the PRC and substantially all of the Company’s revenues are derived from within the PRC. Therefore, no geographical segments are presented.

(ac)    Presentation of results of operations

Commencing with the fourth quarter of 2015, the Company began reporting gross profit as a GAAP measure included in its results of operations in the accompanying consolidated statements of comprehensive income (loss).  This measure is defined, consistent with generally accepted accounting principles, as net revenues reduced by cost of revenues.  The Company previously reported the caption “vehicle operating expenses”.  The Company has evaluated its presentation of results of operations and has concluded all relevant costs of revenue are included in “vehicle operating expenses”.  Accordingly, “vehicle operating expenses” have been re-titled “costs of revenue” for the current period and all historical periods, and gross profit has been presented for the current period and all historical periods.  The Company will continue to present its results of operations in this fashion for future periods.    The Company’s management concluded, after considering that gross profit is used internally by management as a performance measure and   provides a meaningful additional performance metric reflecting the Company’s growth, that such measure was relevant for external financial reporting purposes.

(ad)    Recently issued accounting standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers,” or ASU 2014-09.  This update contains new accounting literature relating to how and when a company recognizes revenue.  Under ASU 2014-09, a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services. ASU 2014-09 is effective for the Company’s fiscal year beginning January 1, 2018, which reflects a one year deferral approved by the FASB in July 2015, with early application permitted provided that the effective date is not earlier than the original effective date (which would be the Company’s fiscal year beginning January 1, 2017). The Company is in the process of determining what impact, if any, the adoption of ASU 2014-09 will have on its financial statements and related disclosures. The standard permits the use of either the full retrospective or modified retrospective transition method. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.

In August 2014, the FASB issued ASU 2014-15, “Presentation of Financial Statements—Going Concern (Subtopic 205-40)”, or ASU 2014-15.  This update requires management of an entity to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued. The guidance is effective for fiscal years ending after December 15, 2016, or calendar 2017 for the Company.  Early adoption is permitted. The Company has completed its evaluation of the updated guidance and has concluded that, insofar as current facts and circumstances do not raise substantial doubt about the Company’s (and its subsidiaries’) ability to continue as a going concern, additional disclosure will not be necessary, assuming there is no deterioration in the Company’s financial position and financial flexibility.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in RMB, except share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(ad)    Recently issued accounting standards (Continued)

In February 2015, the FASB issued ASU No. 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis,” or ASU 2015-02. ASU 2015-02 focuses on the consolidation evaluation for reporting organizations that are required to evaluate whether they should consolidate certain legal entities. The ASU simplifies consolidation accounting by reducing the number of consolidation models from four to two. In addition, the new standard simplifies and improves current guidance by: (i) placing more emphasis on risk of loss when determining a controlling financial interest; (ii) reducing the frequency of the application of related-party guidance when determining a controlling financial interest in a VIE; and (iii) changing consolidation conclusions for public and private companies in several industries that typically make use of limited partnerships or VIEs. ASU 2015-02 is effective for periods beginning after December 15, 2015, for public companies, or calendar 2016 for the Company. Early adoption is permitted, including adoption in an interim period. The Company has completed its evaluation and has concluded that the updated guidance will not alter its consolidation conclusions.

In November 2015, the FASB issued ASU 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes,” or ASU 2015-17. This guidance was issued to simplify the presentation of deferred income taxes. The amendments in ASU 2015-17 require deferred tax assets and liabilities to be classified as noncurrent in a classified statement of financial position. ASU 2015-17 is effective for annual and interim periods beginning after December 15, 2016, and should be applied prospectively with early adoption permitted at the beginning of an interim or annual reporting period. The Company has completed its evaluation of the impact of the updated guidance and has concluded that it the impact on the consolidated financial statements will be limited to reclassification of deferred tax assets and liabilities, which presently are insignificant amounts on a net basis, to noncurrent captions.

In February 2016, the FASB issued ASU 2016-02, “Leases”. Under the new guidance, lessees will be required to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months on the balance sheet. The updated guidance also expands the required quantitative and qualitative disclosures surrounding leases. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years, with earlier application permitted; hence, it applies to the Company beginning with calendar 2019. The Company is in the process of evaluating the impact of the adoption of this update on its consolidated financial statements and related disclosures.

3. ALLOWANCE FOR DOUBTFUL ACCOUNTS

An analysis of the allowance for doubtful accounts receivable for the years ended December 31, 2014 and 2015 is as follows:

	For the years ended December 31,
	2014	2015
Balance, beginning of the year	5,041,727	5,969,648
Provision for doubtful accounts	927,921	1,641,596
Balance, end of the year	5,969,648	7,611,244

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in RMB, except share and per share data, unless otherwise stated)

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2014	2015
Prepaid insurance expense	62,841,073	65,753,529
Staff advances	8,884,810	9,984,229
Rental deposits	6,566,555	7,638,632
Prepaid gasoline and repair supplies	9,966,963	14,081,872
Receivables from disposal of vehicles	22,715,893	20,366,352
Value-added taxes deductible	56,202,330	166,328,043
Prepaid rental expenses	6,096,504	8,479,708
Net investment in direct financing leases, current portion	11,905,315	63,927,894
Others	10,426,290	21,284,711
Total	195,605,733	377,844,970

5. INVESTMENTS

In April 2014, the Company acquired series B preferred shares of Travice Inc. through its formerly wholly owned subsidiary Elite Plus Developments Limited (“Elite Plus”).  Travice Inc. was a private company which developed and operates the Kuaidi mobile taxi and car calling service. The series B preferred shares acquired represented 8.4% of the then outstanding share capital of Travice Inc. Concurrently, Travice Inc. also issued warrants to the Company to purchase additional 4,684,074 series C preferred shares of Travice Inc. The total consideration given for series B preferred shares and warrants was RMB154,251,500 (US$25,000,000). The series B preferred shares are not in substance common stock. The cost method was applied to account for the investment as the equity securities received were not considered as debt or equity securities that have readily determinable fair values. Furthermore, the warrants to purchase series C preferred shares do not meet the definition of a derivative as the contractual terms do not provide for net settlement and the underlying shares are an investment in a private company.

On January 27, 2015, the Company waived its rights under the warrants to purchase 4,684,074 series C preferred shares of Travice Inc. and received RMB18,409,199 (US$3,000,000) in exchange for the waiver of the warrants. The gain of RMB16,869,935 (US$2,749,158) arising from this transaction was recorded as a gain from waiver of warrants in the condensed consolidated statement of comprehensive income for the year ended December 31, 2015. The cost basis of the warrant was correspondingly eliminated from the carrying value of investments.

In February 2015, Travice Inc. was merged with and into Xiaoju Science and Technology Limited, which developed and operates the Didi mobile taxi and car hailing service. After the completion of such merger, the Company’s investment in Travice Inc. was exchanged to a minority stake in the surviving company Xiaoju Kuaizhi Inc.

On June 2, 2015, the Company entered a definitive agreement, pursuant to which the Company transferred its 100% equity interest in Elite Plus to Eagle Legend Global Limited, an independent third party, for gross proceeds of RMB983,621,925 (US$160,875,000). The transaction was closed on June 24, 2015. The gain of RMB803,059,728 (US$131,352,744) arising from this transaction after deducting related transaction costs of RMB29,193,869 (US$4,773,098) was recorded as a gain from sale of cost method investment within non-operating income. The transactions were originally denominated in U.S dollars and therefore, translations from U.S. dollar to RMB were calculated at the exchange rates prevailing on the transaction dates.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in RMB, except share and per share data, unless otherwise stated)

6. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of December 31,
	2014	2015
Vehicles	2,216,642,350	4,182,308,204
In-car equipment	22,997,471	26,640,939
Leasehold improvements	15,820,487	25,545,379
Software	10,498,693	11,835,395
Office furniture and equipment	19,882,685	27,302,112

Property and equipment subject to depreciation	2,285,841,686	4,273,632,029
Less: accumulated depreciation	(539,148,608)	(712,036,846)

Subtotal	1,746,693,078	3,561,595,183
Construction in progress	193,354,521	535,022,537
Property and equipment, net	1,940,047,599	4,096,617,720

The Company entered into capital lease arrangements in the year ended December 31, 2015 for the use of certain vehicles. The gross amount of these vehicles were RMB9,584,628 (US$1,479,612) as of December 31, 2015, and are included as “vehicles” in property and equipment, net on the consolidated balance sheets. There are no future minimum lease payments as of December 31, 2015 as all payments under the capital lease arrangement have been fully prepaid; accordingly, no lease obligation disclosures are presented.

The Company recorded depreciation expense relating to vehicles and in-car equipment of RMB190,462,987, RMB277,336,281 and RMB457,478,811 for the years ended December 31, 2013, 2014 and 2015, respectively, as costs of revenue in the consolidated statements of comprehensive income (loss).

Depreciation expense of other property and equipment totaled RMB5,858,341, RMB10,106,785 and RMB17,242,676 for the years ended December 31, 2013, 2014 and 2015, respectively, and was recorded in the consolidated statements of comprehensive income (loss) as cost of revenue and operating expenses.

As of December 31, 2014 and 2015, vehicles and in-car equipment with a total initial cost of RMB726,565,969 and RMB797,852,647, respectively, were used as collateral in relation to certain long-term borrowing arrangements as disclosed in Note 8.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in RMB, except share and per share data, unless otherwise stated)

7. SHORT-TERM DEBT

	As of December 31,
	2014	2015

Short-term borrowings	300,397,309	350,000,000
Long-term borrowings, current portion (Note 8)	240,122,039	453,131,683
Total	540,519,348	803,131,683

Short-term borrowings

	As of December 31,
	2014	2015

Short-term bank borrowings guaranteed by the Founder and his spouse	50,000,000	100,000,000
Short-term bank borrowings	250,397,309	250,000,000
Total short-term bank borrowings	300,397,309	350,000,000

Short-term bank borrowings guaranteed by the Founder and his spouse

In January and February 2014, the Company entered into three short-term loan agreements with a bank for an aggregate principal amount of RMB50,000,000. As of December 31, 2014, the principal amounts outstanding under these agreements totalled RMB50,000,000, bearing interest at 6.60% per annum. These short-term borrowings are guaranteed by the Founder of the Company, Ray Ruiping Zhang. These short-term borrowings were fully repaid during the year ended December 31, 2015.

In January 2015, the Company entered into a short-term loan facility agreement with a bank for which a total loan facility up to RMB100,000,000 was made available to the Company. As of December 31, 2015, the principal amount outstanding under this agreement was RMB50,000,000, bearing an interest rate of 4.75% per annum. This short-term borrowing was guaranteed by the Founder of the Company, Ray Ruiping Zhang, and his spouse, Suping Han.

In October 2015, the Company entered into a short-term loan facility agreement with a bank for which a total loan facility up to RMB50,000,000 was made available to the Company. As of December 31, 2015, the principal amount outstanding under this agreement was RMB50,000,000, bearing an interest rate of 4.35% per annum. This short-term borrowing was guaranteed by the Founder of the Company, Ray Ruiping Zhang, and his spouse, Suping Han.

Short-term bank borrowings

In January 2014, the Company entered into a short-term loan facility agreement with a bank for which a total loan facility up to RMB150,000,000 was made available to the Company. As of December 31, 2014, the principal amount outstanding under this agreement was RMB82,000,000, bearing an interest rate of 6.6% per annum. In conjunction with the loan facility agreement, the Company is also required to maintain a certain balance of cash deposited in designated bank accounts for the period the bank borrowing is outstanding. Such required cash deposit of RMB88,258,072 was classified as restricted cash on the consolidated balance sheet as of December 31, 2014. This short-term borrowing was fully repaid during the year ended December 31, 2015.

In September 2014, the Company entered into a short-term loan facility agreement with a bank for which a total loan facility up to RMB43,000,000 was made available to the Company. As of December 31, 2014, the principal amount outstanding under this agreement was RMB38,397,309, bearing an interest rate of 6.6% per annum. This short-term borrowing was fully repaid during the year ended December 31, 2015.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in RMB, except share and per share data, unless otherwise stated)

7. SHORT-TERM DEBT (Continued)

Short-term borrowings (Continued)

Short-term bank borrowings (Continued)

In December 2014 and August 2015, the Company entered into two short-term loan facility agreements with a bank for which a total loan facility up to RMB400,000,000 was made available to the Company. As of December 31, 2014 and 2015, the principal amounts outstanding under the agreement were RMB100,000,000 and RMB200,000,000, respectively, bearing interest rates of 2.885% and 2.42% per annum, respectively. In conjunction with the loan facility agreements, the Company is also required to maintain a certain balance of cash deposited in designated bank accounts for the period the bank borrowings are outstanding. Such required cash deposits of RMB104,500,000 and RMB206,944,000 were classified as restricted cash on the consolidated balance sheets as of December 31, 2014 and 2015, respectively.

In December 2014, the Company entered into a short-term loan agreement with a bank for an aggregate principal amount of RMB30,000,000. As of December 31, 2014, the principal amount outstanding under this agreement was RMB30,000,000, bearing an interest rate of 5.936% per annum. It was fully repaid during the year ended December 31, 2015. In August 2015, the Company entered into three short-term loan agreements with the same bank for aggregate principal amounts of RMB10,000,000, RMB10,000,000 and RMB30,000,000, respectively. The three borrowings bear interest rates of 4.876%, 4.876% and 4.611% per annum, respectively. As of December 31, 2015, the principal amount outstanding under these three agreements was RMB50,000,000 in total.

The weighted average interest rate on short-term bank borrowings was 6.58% and 3.76% for the years ended December 31, 2014 and December 31, 2015, respectively.

8. LONG-TERM DEBT

	As of December 31,
	2014	2015

Long-term bank borrowing guaranteed by a guarantee agent	56,000,000	32,000,000
Long-term borrowings collateralized by vehicles	579,909,183	530,173,126
Long-term bank borrowings collateralized by receivables	317,445,725	304,421,239
Entrusted long-term borrowing from a related party	—	300,000,000
2018 Senior Notes	—	1,255,989,958
Subtotal	953,354,908	2,422,584,323
Less: Current portion of long-term debt	(240,122,039)	(453,131,683)
Total long-term debt	713,232,869	1,969,452,640

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in RMB, except share and per share data, unless otherwise stated)

8. LONG-TERM DEBT (Continued)

Long-term bank borrowing guaranteed by a third-party guarantee agent

In 2013, the Company entered into a long-term loan facility agreement with a bank for which a total loan facility up to RMB80,000,000 was made available to the Company. As of December 31, 2014 and December 31, 2015, the principal amounts outstanding under this agreement were RMB56,000,000 and RMB32,000,000, respectively, with interest rate of 6.77% and 5.775% per annum. The principal and interest are payable quarterly over three years. The loan was guaranteed by a third-party guarantee agent, and the Company pledged 13.47% and 5.76% of a consolidated subsidiary’s equity interest to the third-party guarantee agent as collateral of the long-term bank borrowing arrangement as of December 31, 2014 and 2015, respectively. Equity interests pledged represented 5.51% and 3.68% of the Company’s consolidated net assets as of December 31, 2014 and December 31, 2015, respectively.

Long-term borrowings collateralized by vehicles

In 2013, 2014 and 2015, in connection with the purchase of vehicles, the Company entered into borrowing agreements with several third-party financing companies for an aggregate principal amount of RMB531,391,503. Principal and interest are payable monthly over three years and the borrowings bear interest at 8.5%-13% per annum. These borrowings were collateralized by vehicles and in-car equipment with an aggregate initial cost of RMB429,273,049, and RMB508,966,714 as of December 31, 2014 and 2015 respectively. As of December 31, 2014, and 2015, total principal amounts outstanding under these agreements were RMB284,879,633, and RMB243,199,004, respectively.

In 2013 and 2014, the Company entered into two long-term borrowing agreements with a third party financing company for purchase of certain vehicles. Principal amounts are payable at the end of the borrowing terms, which were three years from the contract date, and interest amounts are payable quarterly over the terms of the borrowing arrangements. These loans were collateralized by vehicles with an aggregate initial cost of RMB297,292,920 and RMB288,885,933, as of December 31, 2014 and 2015, respectively. Additionally, the Company pledged 100% of a consolidated subsidiary’s equity interest to the third-party financing company. As of December 31, 2014 and 2015, total principal amounts outstanding under these agreements were RMB295,029,550, and RMB286,974,122, respectively, with an interest rate of 11% per annum. Equity interests pledged represented 1.33% and 0% of the Company’s consolidated net assets as of December 31, 2014 and 2015, respectively.

Long-term bank borrowings collateralized by receivables

In 2014 and 2015, in connection with the purchase of vehicles, the Company entered into eight long-term loan agreements with a bank. As of December 31, 2014 and 2015, the principal amounts outstanding under these agreements were RMB174,318,690 and RMB198,933,369, respectively. The loans bear interest rates which range from 5.225% to 6.6% per annum and the interest rates are adjusted annually based on the published People’s Bank of China interest rate with equivalent terms. The principal and interest are payable monthly over three years. This long-term bank borrowing is pledged with receivables due from the Company’s wholly-owned subsidiary.

In September 2014, in connection with the purchase of vehicles, the Company entered into a long-term loan facility agreement with a bank for which up to RMB155,000,000 was made available to the Company with a floating interest rate. As of December 31, 2014 and 2015, the principal amounts outstanding under this agreement were RMB143,127,035 and RMB105,487,870, respectively, with interest rate of 6.72% and 4.9875% per annum, respectively. The principal and interest are payable monthly over three years. This long-term bank borrowing is pledged with receivables due from the Company’s wholly-owned subsidiary.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in RMB, except share and per share data, unless otherwise stated)

8. LONG-TERM DEBT (Continued)

Entrusted long-term borrowing from a related party

In April 2015, in connection with the purchase of vehicles, the Company entered into a entrusted long-term loan agreement with related party Ctrip Travel Information Technology (Shanghai) Co., Ltd. for which a total loan facility up to RMB300,000,000 was made available to the Company. As of December 31, 2015, the principal amount outstanding under this agreement was RMB300,000,000, with an interest rate of 6.90% per annum. The principal is payable at the end of the borrowing term, which was three years from the contract date, and interest amounts are payable quarterly over the term of the borrowing arrangement.

With respect to all aforementioned arrangements, the undrawn loan facilities available to the Company totaled RMB175,237,916 and RMB49,512,130 as of December 31, 2014 and 2015, respectively.

The Company’s short-term and long-term borrowing arrangements include certain restrictive covenants that, among other things, limit the Company’s ability to incur additional indebtedness or create new mortgages or charges, request the Company to maintain its shareholding structure and make timely reports. Certain borrowing covenants also post restrictions on the use of proceeds and asset sales, and require the Company to provide notice or obtain consent for significant corporate events. The Company’s borrowing agreements contain restrictions on the Company’s ability to transfer cash between the Company’s subsidiaries. As a result of these restrictions, although the Company’s overall liquidity may be sufficient to satisfy the Company’s obligations, the Company may be limited by covenants in some of the Company’s borrowing agreements from transferring cash to other subsidiaries that might require funds. In addition, cross default provisions in the Company’s other indebtedness may be triggered if the Company defaults on any of these debt agreements. The Company did not violate any financial covenants during the years ended December 31, 2014 and 2015.

2018 Senior Notes:

On December 8, 2015, the Company issued senior unsecured notes with an aggregate principal amount of RMB1,281,560,000 (US$200,000,000) which will mature on December 8, 2018 (the “Notes”). The issuance price of the Notes was 99.342% of par value. The Notes bear a fixed interest rate of 7.5% per annum, yielding 7.75%, with interest payable semi-annually in arrears. The Notes were issued as unregistered securities to qualified institutional buyers and offshore investors under provisions granting relief from registration under the Securities Act of 1933. The Notes have a trading market on the Stock Exchange of Hong Kong Limited.

The Notes are general obligations of the Company and are (i) subordinated to secured obligations of the Company, (ii) senior in right of payment to any existing and future obligations of the Company expressly subordinated in right of payment; (iii) guaranteed by certain subsidiary guarantors on a senior basis, subject to certain limitations, and (iv) effectively subordinated to all existing and future obligations of the non-guarantor subsidiaries. The Notes have been guaranteed as to payment by the Company’s offshore subsidiaries eHi Hong Kong, L&L Financial Leasing Holding Limited, and Brave Passion Limited.

Redemption

As described below, the Notes may be repurchased prior to the maturity date at the option of the Company. The holders of the Notes may not redeem the Notes prior to the maturity date, except in the case of a change in control.

Contingent redemption option available to holders

If a change of control triggering event, generally defined as a merger or acquisition or other fundamental corporate event, were to occur, the holders have the option to require the Company to purchase all outstanding Notes at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to (but not including) the date of repurchase.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in RMB, except share and per share data, unless otherwise stated)

8. LONG-TERM DEBT (Continued)

2018 Senior Notes (Continued):

Repurchase options available to the Company

The Company may redeem the Notes, in whole but not in part, at any time at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the greater of (1) 1.00% of the principal amount, or (2) the excess, if any, of (i) the present value at such redemption date of the redemption price of such Note on December 8, 2018, plus all required remaining scheduled interest payments due on such Note (but excluding accrued and unpaid interest to the redemption date) through December 8, 2018, computed using a discount rate equal to a defined US Treasury security rate plus 100 basis points, over (ii) the principal amount of such Note on such redemption date, and accrued and unpaid interest, if any, to (but not including) the redemption date.

The Company may redeem up to 35% of the aggregate principal amount of the Notes with the net cash proceeds of one or more sales of common stock of the Company in an equity offering at a redemption price of 107.50% of the principal amount of the Notes redeemed, plus accrued and unpaid interest, if any, to (but not including) the redemption date; provided that at least 65% of the aggregate principal amount of the Notes remains outstanding after each such redemption and any such redemption takes place within 60 days after the closing of the related equity offering.

The Company evaluated the redemption features and concluded that such features did not need to be separated from the Notes and separately accounted for as derivatives.

The Notes contain restrictive covenants including, among others, limitations on liens, consolidation, investment, merger and sale of the Company’s assets, maintenance of a fixed charge coverage ratio, and limitations on asset sales or use of proceeds.

The debt issuance costs of RMB34,538,769 and debt discount of RMB8,432,665 associated with the Notes, reflected as a reduction to the face value of the Notes, are being amortized over the three-year contractual life of the Notes under the effective interest method, as the Company concluded that redemption prior to the contractual maturity is not probable. The effective interest rate of the Notes is 8.99%, including the interest charged on the Notes as well as amortization of the debt issuance costs and debt discount. The Senior Notes proceeds were received by the Company’s offshore subsidiary eHi Hong Kong.

Future principal maturities of long-term debt as of December 31, 2015 are as follows:

Years Ended December 31,	Amount (RMB)
2016	453,131,683
2017	378,292,127
2018	1,633,890,555
Total	2,465,314,365

9. ACCOUNTS PAYABLE

Accounts payable consist of the following:

	As of December 31,
	2014	2015
Payables for purchase of property and equipment	—	777,961,654
Others	5,487,316	7,936,959
Total	5,487,316	785,898,613

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in RMB, except share and per share data, unless otherwise stated)

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2014	2015

Customer deposits	25,159,835	46,930,870
Advance from customers	17,397,603	50,048,183
Accrued employee payroll and welfare	36,356,667	46,181,537
Accrued advertising and promotion expense	2,073,493	6,600,440
Accrued interest payable on 2018 Senior Notes	—	6,121,016
Accrued professional service fees	20,606,759	3,520,035
Accrued liability related to customer loyalty program	3,740,948	4,412,036
Others	21,906,685	29,174,847
Total	127,241,990	192,988,964

11. TAXATION

(a) Transition from PRC business tax to PRC VAT

The VAT Pilot Program for transition from business tax to VAT for certain service revenues was launched in Shanghai on January 1, 2012. Since August 1, 2012, the VAT Pilot Program was expanded to and completed in other regions, including Beijing, Tianjin, Jiangsu, Zhejiang, Anhui, Fujian, Hubei, Guangdong, Xiamen and Shenzhen, and the VAT Pilot Program was further expanded to nationwide as of August 1, 2013. Prior to the VAT Pilot Program, the Company and its subsidiaries were subject to 5% business tax for revenues from car rental services and designated driving services. After the launch of the VAT Pilot Program, the Company is subject to 17% VAT for revenues from car rental services, 11% VAT for the revenues from designated driving services and 6% VAT for qualified management services, respectively. Furthermore, a 3% simplified VAT rate is applied for car rental services in Shanghai and Beijing if the rental car was purchased and registered with local tax authorities in Shanghai before January 1, 2012 and in Beijing before September 1, 2012.

The qualified VAT input credits generated from purchases of vehicles and other property and equipment can be deducted against VAT payable relating to taxable revenues.

(b) Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends to shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% since January 1, 2010. Operations in Hong Kong have incurred net accumulated operating losses for income tax purposes and no income tax provisions are recorded for the periods presented.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in RMB, except share and per share data, unless otherwise stated)

11. TAXATION (Continued)

(b) Income Taxes (Continued)

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

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company is incorporated, does not have such tax treaty with China. According to the arrangement between the mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE).

All FIEs are subject to the withholding tax from January 1, 2008. Under U.S. GAAP, undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. The presumption may be overcome if the Company has sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely. The Company did not record any dividend withholding taxes, and the company has not provided any other taxes in relation to outside basis differences, as it has no retained earnings for any of the periods presented.

With the exception of two, seven and six operating entities in the PRC which incurred income tax expenses for the years ended December 31, 2013, 2014 and 2015, respectively, the Company has not incurred any PRC income taxes for those periods.

In accordance with PRC tax regulations, the Company provided RMB83,103,026 (US$13,587,500) of income tax expense for the gain realized from the disposal of a cost method investment in 2015. The gain (Note 5) arose from the indirect sale of an investment in Xiaoju Kuaizhi Inc., a PRC tax resident enterprise when Eagle Legend Global Limited transferred equity of its wholly-owned subsidiary, Elite Plus. According to Circular 7 issued by the State Administration of Taxation of the PRC on February 3, 2015, if a non-PRC resident enterprise (such as the Company) indirectly transfers PRC taxable properties without a reasonable business purpose, including equity investments in a PRC tax resident enterprise, by disposing of an equity interest held in an overseas holding company, which is the means through which the Company’s transaction was implemented, such indirect transfer should be deemed as a direct transfer of PRC taxable properties and gains derived from such indirect transfer may be subject to the PRC withholding tax at a rate of up to 10%. As Circular 7 was promulgated recently, it is not clear how it will be implemented; however, the Company’s disposal transaction appears to qualify as a taxable event under the circular. In light of this uncertainty, the Company accrued for withholding tax at the statutory rate of 10% on the realized gain. The Company is communicating with the tax authority regarding the ultimate tax treatment.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in RMB, except share and per share data, unless otherwise stated)

11. TAXATION (Continued)

(b) Income Taxes (Continued)

Pre-tax income (loss)

The following table sets forth the components of pre-tax income (loss):

	For the years ended December 31,
	2013	2014	2015
Pre-tax income (loss) from domestic (PRC) entities	(119,224,998)	(75,910,255)	5,669,944
Pre-tax income (loss) from foreign (non-PRC) entities	(31,760,887)	(15,323,525)	778,156,851
Total pre-tax income (loss)	(150,985,885)	(91,233,780)	783,826,795

During the year ended December 31, 2015, the Company’s pre-tax income attributable to non-PRC entities increased as a result of the sale of its investment in Xiaoju Kuaizhi Inc., which was held in an offshore subsidiary, as discussed in the foregoing paragraph.

The current and deferred portions of income tax expense included in the consolidated statements of operations and comprehensive income (loss) during the years ended December 31, 2013, 2014 and 2015 are as follows:

	For the years ended December 31,
	2013	2014	2015
Current income tax expense
Domestic (PRC) entities	1,228,145	1,911,657	1,408,703
Foreign (non-PRC) entities	—	—	—
Total	1,228,145	1,911,657	1,408,703
Deferred income tax expense
Domestic (PRC) entities	—	—	—
Foreign (non-PRC) entities	—	—	—
Total	—	—	—
Income tax expense (excluding withholding tax)
Domestic (PRC) entities	1,228,145	1,911,657	1,408,703

Withholding tax
Foreign (non-PRC) entities	—	—	86,079,287

Total income tax expense	1,228,145	1,911,657	87,487,990

Reconciliation of the differences between statutory tax rate and the effective tax rate

The following table sets forth a reconciliation between the statutory PRC EIT rate of 25% and the effective tax rate:

	For the Years Ended December 31,
	2013	2014	2015
Statutory income tax rate	25.0%	25.0%	25.0%
Different tax rates in other jurisdictions	(5.0)%	(4.0)%	(26.0)%
Withholding tax on sale of cost method investment	—	—	10.6%
Permanent differences	(6.8)%	1.9%	0.1%
Change in valuation allowance	(14.0)%	(25.0)%	1.1%
Other	—	—	0.4%
Effective tax rate	(0.8)%	(2.1)%	11.2%

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in RMB, except share and per share data, unless otherwise stated)

11. TAXATION (Continued)

(b) Income Taxes (Continued)

Deferred tax assets

The following table sets forth the significant components of the deferred tax assets:

	As of December 31,
	2014	2015
Current
Deferred tax assets:
Accrued payroll and other expenses	13,204,105	—
Allowance for doubtful accounts	1,492,412	1,902,811
Others	—	19,857
Less: valuation allowance	(14,696,517)	(1,922,668)
Total current deferred tax assets, net	—	—

Non-current
Deferred tax assets:
Net operating loss carry forwards	61,470,932	80,068,514
Temporary difference on property and equipment	13,529,678	7,747,308
Less: valuation allowance	(75,000,610)	(87,815,822)
Total non-current deferred tax assets, net	—	—
Total deferred tax assets, net	—	—

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in RMB, except share and per share data, unless otherwise stated)

11. TAXATION (continued)

(b) Income Taxes (continued)

Movement of valuation allowance

	As of December 31,
	2013	2014	2015
Current
Balance at beginning of the year	10,467,945	13,814,868	14,696,517
Additions in current year	3,346,923	881,649	430,256
Reversals in current year	—	—	(13,204,105)
Balance at the end of the year	13,814,868	14,696,517	1,922,668

Non-current
Balance at beginning of the year	34,073,011	52,333,898	75,000,610
Additions in current year	18,260,887	22,666,712	24,944,528
Reversals in current year	—	—	(12,006,661)
Expirations in current year	—	—	(122,655)
Balance at the end of the year	52,333,898	75,000,610	87,815,822

As of December 31, 2015, the Company had net operating loss carry forwards of approximately RMB300,376,325, of which substantially all arose from its PRC subsidiaries. The carry forward period for net operating losses under the EIT law is five years for the PRC subsidiaries. The net operating loss carry forwards will expire in varying amounts between 2016 to 2020 if not utilized. Other than the expiration, there are no other limitations or restrictions upon the Company’s ability to use these operating loss carry forwards.

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

The Company has accumulated net operating losses for income tax purposes since its inception. The Company believes that it is more likely than not that these accumulated net operating losses and other deferred tax assets will not be utilized in the future. Therefore, the Company has provided full valuation allowances for the deferred tax assets as of December 31, 2014 and 2015.

Uncertain tax positions

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2014 and 2015, the Company did not have any significant uncertain tax positions leading to liabilities for unrecognized tax benefits.  Interest and penalties related to uncertain tax positions, if any, are included in provision for income taxes.

As of December 31, 2015, the Company’s PRC entities’ tax returns generally remain open to examination for periods from 2010 forward. During the periods presented, there were no tax authority examinations resulting in significant changes to the Company’s tax returns or tax positions.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in RMB, except share and per share data, unless otherwise stated)

12. CONVERTIBLE BONDS

On May 6, 2011, the Company issued convertible promissory notes with a principal amount of RMB45,551,800 (US$7,000,000) to two investors (the “2011 Notes”). On June 10, 2011, the Company issued RMB227,155,436 (US$35,000,000) in convertible bonds (“CB”) due in June 2013 for cash of RMB181,603,636 (US$28,000,000) and the conversion of previously issued 2011 Notes to both existing shareholders and new investors. The CBs were guaranteed by the Founder, Ray Ruiping Zhang, and bore cash interest at 8% per annum payable annually.

Redemption

The CBs were redeemable in the event of default or at maturity at an amount equal to the sum of (i) the subscription price, (ii) cash interest payment accrued and outstanding, and (iii) an amount equal to an internal return rate of 15% per annum less interest previously paid and interest accrued and outstanding (“Redemption Amount”). An event of default includes, among other things, the failure to pay principal or interest when due, failure to comply with certain non-financial covenants, or any payment default on indebtedness in excess of US$2,000,000. In addition, in the event of a winding up or liquidation of the Company, the CB holders would be paid, in preference to preferred and common shareholders, an amount equal to the Redemption Amount.

Conversion

The CB outstanding principal plus accrued and unpaid interest was convertible into common shares at any time during the conversion period of two years at a price of (i) US$4.67 if the conversion occurred within 12 months, and (ii) US$3.89 if conversion occurred between 12 to 24 months. The conversion price was subject to adjustment in the event of merger or similar event, stock split, consolidation or issuance of common shares at a price per share less than the conversion price in effect on the date of, or immediately prior to, such issuance, in which case the conversion price shall be reduced concurrently to the subscription price of such issuance. The CBs provided for automatic conversion in full immediately prior to the time of listing and trading of the shares of the Company commencing pursuant to a qualified initial public offering meeting certain specified criteria in the CB agreements.

The issuance of a portion of the CBs represented an extinguishment of the 2011 Notes, as the difference between the fair value of the embedded conversion option under the 2011 Notes and the embedded conversion option under the CBs was greater than 10% of the carrying value of the 2011 Notes at the exchange date. As such, the Company recorded the portion of the CB related to the extinguishment of the 2011 Notes of RMB45,551,800 (US$7,000,000) at its fair value of RMB57,092,127 (US$8,782,400) and recognized a loss on extinguishment of RMB11,540,327 (US$1,782,400) as a component of other expense in the consolidated statements of comprehensive income (loss). The Company assessed the existence of a beneficial conversion feature in the CB and recognized a beneficial conversion feature of RMB327,425 at the extinguishment date of June 10, 2011.

With regard to the RMB181,603,636 (US$28,000,000) in principal not associated with the 2011 Notes extinguishment, as the fair value of the Company’s common shares on June 10, 2011 exceeded the effective conversion price, the Company recognized a beneficial conversion feature as an adjustment to the carrying value of the CB (the “Principal BCF”) of RMB40,145,505 (US$7,341,902) and credit to additional paid-in capital, calculated as the excess of the fair value of its common shares of US$4.91 over the effective conversion price of US$3.89, multiplied by the number of common shares into which the RMB181,603,636 (US$28,000,000) converts. The Principal BCF was amortized using the effective interest method through the maturity date of June 10, 2013.

In addition, since accrued and unpaid interest was convertible into common shares at the option of the CB holder upon the exercise of the conversion option, the Company determined whether or not a beneficial conversion feature existed at the end of each calendar quarter (“Interest BCF”) by comparing the difference between the average fair value of the Company’s common shares during the quarter and the effective conversion price of US$3.89.

Protective right

The CB holders had protective rights over the incurrence of indebtedness exceeding US$1,000,000, other than in the ordinary course of business.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in RMB, except share and per share data, unless otherwise stated)

12. CONVERTIBLE BONDS (Continued)

Modification of CB

The Company’s CB with a total principal amount of US$35,000,000 matured on June 10, 2013. On that day, the Company repaid US$17,000,000 of CB in cash based on the proportionate Redemption Amount under the original terms of the CB. The holders of remaining US$18,000,000 CB, all of which were also holders of the Series A through Series C Preferred Shares, agreed to extend the maturity date of the CB to July 10, 2013 with no interest charged during the extension period. On July 10, 2013, the Company and the CB holders agreed to extend the maturity of the US$18,000,000 CB for an additional month and granted the Company the option to repay the CB in cash or through issuance of common shares at a per share price of US$3.89. Subsequently, the parties then agreed to extend the maturity date until ongoing negotiations were completed amongst investors of 2013 Notes (see Note 13), CB and Preferred Shares (see Note 14). Those ongoing negotiations were completed on October 9, 2013 when the Company modified the CB conversion clause such that the CB was convertible into Class A shares (see Note 14). On the same day, immediately after the conversion clause modification, the CB (including principal and unpaid accrued interest), along with 2013 Notes, was converted to 10,427,373 shares of Class A shares in total as agreed by the holders of outstanding CB and 2013 Notes. Additionally, on the same day, all of the CB holders also agreed to extend the redemption date of their Preferred Shares.

The Company assessed the accounting impact of each amendment resulting from the broader negotiations between the Company and the Preferred Shareholders who were also holders of the CB. The Company first accounted for the extension of maturity for one month as a debt modification given the immaterial change in the timing of cash flows (without the impact of the conversion option) and in the fair value of the embedded conversion option due to the one-month extension. The Company then evaluated the second amendment in July 2013 and concluded that the second amendment should be treated as an extinguishment of the CB due to the substantive conversion feature added. Given that all of the CB holders were also existing preferred shareholders, the modification of the CB was accounted for as a capital transaction and the Company recognized a deemed contribution from the CB holders of RMB16,750,848 (US$2,717,000). Lastly, when the Company finalized its negotiations with the CB, 2013 Notes and Preferred Shareholders, the Company agreed to modify the conversion clause in order for the CB to become convertible into Class A shares in October 2013, such conversion option was exercised on the same day and the issuance of Class A shares was a legal extinguishment of the CB. Since the last negotiation was merely a continuation of the prior negotiations and all of the CB holders were also holders of Preferred Shares that were modified concurrently as part of a broader equity restructuring, the Company recorded a deemed distribution to the CB holders of RMB21,124,835 (US$3,448,215) in connection with the amendment of the conversion clause.

13. CONVERTIBLE PROMISSORY NOTES

On June 10, 2013, the Company issued a RMB130,769,398 (US$21,122,500) convertible promissory note (“2013 Notes”) to investors of Series D Shares (see Note 14) at an annual interest rate of 0%, maturing on July 10, 2013. Under the agreement, the holder could convert the 2013 Notes outstanding principal into common shares at the conversion price of US$3.89 at any time.  In addition, the Company also had the option to repay any and all amount due of the 2013 Notes at maturity in cash or through issuance of common shares at a conversion price at US$3.89.  As the fair value of the Company’s common shares on June 10, 2013 of US$3.89 was the same as the effective conversion price of US$3.89, the Company did not record a beneficial conversion feature.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in RMB, except share and per share data, unless otherwise stated)

14. CONVERTIBLE REDEEMABLE PREFERRED SHARES

Similar to the modifications of CB, the modifications of the 2013 Notes were also part of the ongoing negotiation between the Company and Preferred Shareholders. The 2013 Notes were modified in July 2013 to extend the maturity to August 10, 2013 and further extended as agreed upon until negotiation with the 2013 Notes holder was completed. The Company accounted for the extension of maturity date as a debt modification given the immaterial change in timing of cash flow (without the impact of the conversion option) and in fair value of the embedded conversion option due to the extension of one month. On October 9, 2013, the Company and the 2013 Notes holder agreed to modify the embedded conversion options such that the 2013 Notes were convertible into Class A preferred shares as opposed to common shares of the Company. The conversion option into Class A preferred shares was exercised on the same day; the CB (see Note 12) and 2013 Notes together were converted to 10,427,373 shares of Class A preferred shares. The Company accounted for the conversion into Class A as an extinguishment of the 2013 Notes. Since the holder of the 2013 Notes is also the sole investor of Series D Shares and the Series D shares were also concurrently modified as part of the broader equity restructuring, the modification of the 2013 Notes was considered a capital transaction and the Company recorded deemed dividends to the 2013 Notes holders of RMB23,038,805 (US$3,746,653) in connection with the amendment of the conversion clause.

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

The Company subsequently issued convertible promissory notes of US$5,000,000 in September 2008. On July 28, 2009, the Company issued 8,030,303 shares of Series B convertible redeemable preferred shares (the “Series B Shares”) for RMB13.67 (US$2.00) per share for cash of RMB68,251,500 (US$10,000,000), and the conversion of US$5,000,000 promissory notes previously issued in September 2008. In conjunction with the offering of the Series B Shares, the Company incurred issuance costs of RMB1,459,640 (US$213,862).  The Company issued a second tranche of Series B Shares on January 27, 2010 at RMB15.02 (US$2.20) per share for total consideration of RMB25,253,055 (US$3,700,000).

In April 2010, the Company again issued convertible promissory notes of US$5,000,000. On September 2, 2010, the Company issued 15,679,743 shares of Series C convertible redeemable preferred shares (the “Series C Shares”) for RMB21.18 (US$3.11) per share for cash of RMB297,020,653 (US$43,598,722) and the conversion of the promissory notes issued in April 2010 and accrued interest with a carrying value of RMB35,188,971  (US$5,165,278). In connection with the issue of the Series C Shares, a total of 5,452,752 warrants were issued to purchase Series B and C Shares (see Note 16). The Company incurred issuance costs of RMB2,043,780 (US$300,000) in connection with the offering of Series C Shares.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in RMB, except share and per share data, unless otherwise stated)

14. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

On March 28, 2012, the Company issued 10,000,000 shares of Series D convertible redeemable preferred shares (the “Series D Shares”) for RMB29.88 (US$4.75) per share for cash of RMB298,832,000 (US$47,500,000) and incurred issuance costs of RMB19,216,005  (US$3,054,426). In connection with the Series D Shares issuance, the Company also issued 3,000,000 warrants to purchase its common shares (see Note 16).

On October 9, 2013, the Company issued 10,427,373 shares of Class A Convertible Preferred Shares (the “Class A Shares”) upon the conversion of the 2013 Notes and CB at a per share conversion price of US$3.89. The Class A Shares were subordinate to Series A Preferred Shares, Series B Preferred Shares, Series C Preferred Shares and Series D Preferred Shares.

On December 2, 2013, the Company issued 18,554,545 shares of Series E convertible redeemable preferred shares (the “Series E Shares”) for RMB33.66 (US$5.50) per share for cash of RMB624,546,000 (US$102,050,000) and incurred issuance costs of RMB1,435,201 (US$234,510).

On April 16, 2014, the Company issued 4,545,455 additional shares of Series E convertible redeemable preferred shares (the “Series E Shares”) for RMB33.95 (US$5.50) per share for cash of RMB154,338,750 (US$25,000,000) and incurred issuance costs of RMB342,570 (US$55,490).

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

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in RMB, except share and per share data, unless otherwise stated)

14. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

Dividends

The Preferred Shares participated in dividends on an as-converted basis and were to be paid prior to any payment on common shares. Upon conversion, any declared or accrued but unpaid dividends would be converted into common shares at the same applicable conversion price.

Redemption

At any time on or after June 30, 2016, for Class A, Series A, B, C, D and E Shares, if requested by a specified percentage (namely at least 51%, 51%, 45%, 50%, 50% and 45% for Class A, Series A, B, C, D and E Shares, respectively) of the holders of the respective class or series of Preferred Shares then outstanding (“Redemption Date”), the Company shall have redeemed all of the respective outstanding Preferred Shares in that class or series. Additionally, upon the occurrence of Series C, D and E redemption event, a specified percentage of the holders of Series C, D, and E Shares then outstanding (specifically, at least 50%, 50% and 45% for Series C, D and E Shares, respectively) may also require the Company to have redeemed all of the respective outstanding Preferred Shares. Series C, D and E redemption events include certain events that have a material adverse effect on the Company’s operations, breach of representation or warranty, failure to comply with certain transfer restrictions, breach of certain provisions in the related investors’ rights and share purchase agreements. Series C and D redemption events also included the Company’s failure to complete a Qualified IPO by June 30, 2016.

The redemption price of Series A and B Shares was equal to 200% of the original issuance price plus all declared but unpaid dividends. The redemption price of the Class A, Series C, D and E Shares is equal to the sum of (a) 100% of the issuance price, (b) 15% compounded annual rate of return and (c) all declared but unpaid dividends. The full amount of the redemption price due but not paid shall have accrued interest daily at a rate of 20% per annum from the applicable Redemption Date.

Voting

Each Preferred Share had voting rights equivalent to the number of common shares to which it was convertible at the record date. The holders of Preferred Shares shall vote together with the common shareholders, and not as a separate class or series, on all matters put before the shareholders.

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

The holders of Preferred Shares had preference over holders of common shares with respect to payment of dividends and distribution of assets upon voluntary or involuntary liquidation of the Company.  Upon liquidation, Series E Shares shall rank senior to other series of Preferred Shares and common shares, Series D Shares shall rank senior to Series C Shares, Series C Shares shall rank senior to Series B, Series B Shares shall rank senior to Series A Shares, Series A Shares shall rank senior to Class A Shares, and all Preferred Shares rank senior to common shares.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in RMB, except share and per share data, unless otherwise stated)

14. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

Liquidation (Continued)

The holders of Class A, Series A and Series B Shares were entitled to receive 100% of the original issue price plus a 6% compounded annual rate of return, and all declared or accrued but unpaid dividends (“Liquidation Preference Amount”) before any distribution or payment to common shareholders.

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

Transfer restrictions

The holders of Preferred Shares were prohibited from transferring any equity securities of the Company in a private sale to (i) any specified global competitor of the Company at any time, (ii) any other global competitors not specified within 18 months following the Series D issuance, or (iii) any other global competitor at any time after 18 months following the Series D issuance, unless as a result of such sale and related purchases, the purchaser will acquire at least 51% of the total outstanding share capital of the Company (including without limitation, pursuant to a change of control event). In addition, the shareholders agreement granted the Company and its preferred shareholders certain rights of first refusal with respect to any proposed share transfers by certain shareholders of the Company and the preferred shareholders.

Accounting of Preferred Shares

The Company classified the Preferred Shares in the mezzanine section of the consolidated balance sheets because they were redeemable at the holders’ option any time after a certain date and were contingently redeemable upon the occurrence of certain liquidation events outside of the Company’s control. The Preferred Shares were recorded initially at fair value, net of issuance costs.

Since the Preferred Shares became redeemable at the option of the holder at any time after a specified date, the Company recorded accretion on the Preferred Shares to the redemption value (e.g., 200% of the issuance price of Series A and Series B) using the effective interest rate method from the issuance dates to the earliest redemption dates as set forth in the original issuance agreements. While all Preferred Shares were automatically converted upon a Qualified IPO, the effectiveness of a Qualified IPO was not within the control of the Company and was not deemed probable to occur for accounting purposes until the effective date of the Qualified IPO. As such, the Company continued to recognize accretion of the Preferred Shares during 2014. The accretion of Preferred Shares was RMB250,774,772 (US$39,468,120) for the year ended December 31, 2014.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in RMB, except share and per share data, unless otherwise stated)

14. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

Modification of Preferred Shares

The Company assesses whether an amendment to the terms of its convertible redeemable preferred shares is an extinguishment or a modification based on a qualitative evaluation of the amendment.  If the amendment adds, removes, significantly changes to a substantive contractual term or to the nature of the overall instrument, the amendment results in an extinguishment of the preferred shares.  The Company also assesses if the change in terms results in value transfer between preferred shareholders or between preferred shareholders and common shareholders.

When convertible redeemable preferred shares are extinguished, the difference between the fair value of the consideration transferred to the convertible redeemable preferred shareholders and the carrying amount of such preferred shares (net of issuance costs) is treated as a deemed dividend to the preferred shareholders. When convertible redeemable preferred shares are modified and such modification results in value transfer between preferred shareholders and common shareholders, the change in fair value resulting from the amendment is treated as a deemed dividend to or from the preferred shareholders.

The Preferred Shares (excluding Series E Shares) were modified in May and October 2013 as a result of the Company’s negotiations with holders of Preferred Shares, CB and 2013 Notes. Prior to the modifications, at any time on or after May 31, 2013, for Series A Shares, or December 31, 2013, for Series B, C and D Shares, if requested by at least 50% of the holders of the respective class of Preferred Shares then outstanding (“Redemption Date”), the Company shall have redeemed all of the respective outstanding Preferred Shares at the redemption price defined in the Article of Association. On May 9, 2013, the holders of Series A Preferred Shares first agreed to extend the redemption commencement date of Series A Preferred Shares from May 31, 2013 to December 31, 2013 in order to facilitate the negotiation with the Series D investors for the 2013 Notes, which was issued in June 2013. Subsequently, on October 9, 2013, the holders of Series A Shares, Series B Shares, Series C Shares and Series D Shares agreed to modify the optional redemption commencement date of the preferred shares from December 31, 2013 to June 30, 2016. The second modification enabled the Company to offer holders for 2011 CB and 2013 Notes (who were also existing preferred shareholders) in the negotiation of modifying the conversion feature to become convertible into Class A shares.

The Company evaluated both modifications in accordance with its accounting policy and concluded that they are modifications, rather than extinguishments, of Preferred Shares, which resulted in transfers of value amongst preferred shareholders. The Company assessed the impact on the fair value of Preferred Shares and common shares, which also supported the assessment that the modification resulted in value transfers amongst preferred shareholders. As such, the Company did not recognize any deemed dividends related to the modifications in 2013.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in RMB, except share and per share data, unless otherwise stated)

14. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

The Company’s convertible redeemable preferred shares activities for the years ended December 31, 2013 and 2014 are summarized below:

	Series A Shares		Series B Shares		Series C Shares		Series D Shares		Series E Shares		Class A Shares
	Number of shares	Amount RMB	Number of shares	Amount RMB	Number of shares	Amount RMB	Number of shares	Amount RMB	Number of shares	Amount RMB	Number of shares	Amount RMB

Balance as of January 1, 2013	5,000,000	64,138,820	12,123,314	291,988,956	17,348,382	501,093,982	10,000,000	312,418,008	—	—	—	—

Issuance of Series E Shares, net of issuance costs	—	—	—	—	—	—	—	—	18,554,545	623,110,783	—	—
Conversion of convertible promissory notes to Class A Shares	—	—	—	—	—	—	—	—	—	—	5,429,948	150,824,865
Conversion of convertible bonds to Class A Shares	—	—	—	—	—	—	—	—	—	—	4,997,425	138,811,004
Accretion on convertible redeemable preferred shares to redemption value	—	4,008,032	—	35,069,326	—	74,328,662	—	65,070,473	—	7,094,798	—	5,563,627
Balance as of December 31, 2013	5,000,000	68,146,852	12,123,314	327,058,282	17,348,382	575,422,644	10,000,000	377,488,481	18,554,545	630,205,581	10,427,373	295,199,496

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in RMB, except share and per share data, unless otherwise stated)

14. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

	Series A Shares		Series B Shares		Series C Shares		Series D Shares		Series E Shares		Class A Shares
	Number of shares	Amount RMB	Number of shares	Amount RMB	Number of shares	Amount RMB	Number of shares	Amount RMB	Number of shares	Amount RMB	Number of shares	Amount RMB

Balance as of December 31, 2013	5,000,000	68,146,852	12,123,314	327,058,282	17,348,382	575,422,644	10,000,000	377,488,481	18,554,545	630,205,581	10,427,373	295,199,496

Issuance of Series E Shares, net of issuance costs	—	—	—	—	—	—	—	—	4,545,455	153,996,180	—	—
Accretion on convertible redeemable preferred shares to redemption value	—	69,598	—	3,451,997	—	75,476,317	—	51,479,102	—	97,696,064	—	22,601,694
Conversion of convertible redeemable preferred shares to Class B common shares upon completion of the initial public offering	(5,000,000)	(68,216,450)	(12,123,314)	(330,510,279)	(17,348,382)	(650,898,961)	(10,000,000)	(428,967,583)	(23,100,000)	(881,897,825)	(10,427,373)	(317,801,190)
Balance as of December 31, 2014	—	—	—	—	—	—	—	—	—	—	—	—

Upon the completion of the Company’s IPO on November 18, 2014, each thenoutstanding Preferred Share was automatically converted into one Class B common share. Therefore, there were no convertible redeemable preferred shares activities for the year ended December 31, 2015.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in RMB, except share and per share data, unless otherwise stated)

15. COMMON SHARES

As of December 31, 2015, the Company had an aggregate of 137,133,413 common shares issued and outstanding. These outstanding shares consist of (1) 64,123,625 Class A ordinary shares and (2) 73,009,788 Class B common shares. The terms of Class A ordinary shares and Class B ordinary shares are similar, except that holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. In addition, certain matters including those related to the change of control of the Company require an additional approval by the holders of a majority of Class A common shares voting as a separate class. Each Class B common share is convertible into one Class A common share at any time by the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances. Class B common shares will be automatically converted into the same number of Class A common shares under certain circumstances, including any transfer of Class B common shares by a holder thereof to any person or entity which is not an affiliate of such holder.

16. WARRANTS

Warrants to purchase preferred shares

In connection with the issuance of the Series C Shares on September 2, 2010, 4,632,468 warrants (“Warrants C”) were issued to all of the Series C Shareholders (all Series B Shareholders are also Series C Shareholders), which provided holders the right to purchase additional Series B and C Shares. Furthermore, 820,284 Warrants were issued to an individual other than a Preferred Shareholder as compensation for services previously rendered. The Warrants C were issued in different tranches with exercise prices ranging from US$2.20 to US$4.67 per share and expired on the earlier of (i) 12 or 15 months after issuance or (ii) immediately prior to a Qualifying IPO.

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

The fair value changes of the Warrants C up to the time of exercise were recognized in earnings. Upon exercise, the total carrying value of the associated warrant liabilities were reclassified into the carrying value of the Preferred Shares into which they were converted.

Warrants to purchase common shares

In connection with the issuance of Series D Shares, 3,000,000 warrants (“Warrants D”) were issued into two batches to purchase the Company’s common shares, 1,500,000 of which (“Warrants D-1”) were issued with fixed exercise prices of US$5.70 and lives of two years, and 1,500,000 of which (“Warrants D-2”) were issued with fixed exercise prices of US$6.00 and lives of four years.  The number of common share purchasable upon exercise of the Warrants D shall be proportionally adjusted to reflect any share dividend, share split, combination of shares or reverse share split, or other similar event affecting the number of outstanding common shares.  The Warrants D were treated as indexed to the Company’s own stock and were classified as equity and initially measured at fair value.

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

On March 28, 2014, all of Warrants D-1 expired. On October 31, 2014, all of Warrants D-2 were exercised to purchase 1,500,000 Class B common share with proceeds of US$8,249,993 (RMB50,705,282) .

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in RMB, except share and per share data, unless otherwise stated)

17. FAIR VALUE MEASUREMENTS

The Company’s recurring fair value measurements for financial assets and liabilities are limited to cash and cash equivalents as of December 31, 2014 and 2015. Cash and cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued based on quoted market prices in an active market.

The Company did not have Level 2 and Level 3 categorized assets or liabilities as of December 31, 2014 and 2015, respectively.

18. OTHER INCOME (EXPENSE), NET

Other income (expense), net consists of the following:

	For the years ended December 31,
	2014	2015
American Depositary Receipt reimbursement	—	9,917,716
Others	(840,303)	287,559
Total	(840,303)	10,205,275

In November 2014, the Company entered into an agreement with a depository bank, which agreed to reimburse the Company certain expenses in connection with the advancement of the Company’s ADS and investor relations programs for a period of five and half years. The Company recognizes income on a straight-line basis over the contract period. During year 2015, the Company recorded RMB9,917,716 (US$1,600,000) as other income.

19. SHARE-BASED COMPENSATION

2010 Performance Incentive Plan

On April 1, 2010, the Company adopted the 2010 Performance Incentive Plan (“2010 Plan”) under which the Company reserved 2,627,730 options to purchase common shares for the issuance of incentive awards to employees. On December 21, 2010, the Company increased the maximum number of options available to 4,300,730. All of the Company’s outstanding options are granted to employees and are equity-classified. These options vest over three to five years of an employee’s continuous service starting from the grant date (the only condition to vesting at present is service) and have a contractual term of five years.

The Company granted 300,000 options on April 1, 2013 under the 2010 Plan with an exercise price of US$3.11. On August 26, 2014, the Company amended and restated the 2010 Plan whereby the maximum aggregate number of shares issuable under the 2010 Plan increased from 4,300,730 shares to 6,698,470 shares. On the same day, the Company granted 450,000 restricted shares to employees, of which one-quarter vested immediately, and the remaining vest over a period of three years from the date of grant. Additionally, the Company also granted 1,300,000 options to employees with an exercise price of US$7.00, which vest over a period of four years from the date of the grant. No options and restricted shares were granted under the 2010 Plan in the year ended December 31, 2015.

On August 28, 2015, the directors of the Company’s Compensation Committee approved an option modification to extend the contractual term of all outstanding share options granted to employees and a director (excluding the Company’s Founder) under the 2010 Plan on August 31, 2010 by one year. The modified options, totally amounting to 1,588,648 options, are all vested. Other terms of the option grants remain unchanged. The modification resulted in total incremental compensation cost of RMB76,552, all of which was recorded in the consolidated statements of comprehensive income (loss) for the year ended December 31, 2015.

On December 26, 2015, the directors of the Company’s Compensation Committee approved an option modification to extend the contractual term of all outstanding share options granted to an employee, the Founder, under the 2010 Plan on December 31, 2010 by one year. The modified options, totally amounting to 1,673,000 options, are all vested. Other terms of the option grants remain unchanged. The modification resulted in total incremental compensation cost of RMB831,958, all of which was recorded in the consolidated statements of comprehensive income (loss) for the year ended December 31, 2015.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in RMB, except share and per share data, unless otherwise stated)

19. SHARE-BASED COMPENSATION (Continued)

2010 Performance Incentive Plan (Continued)

Share options

The following table summarizes the Company’s option activities under the 2010 Plan for the years ended December 31, 2013, 2014 and 2015:

	Number of Options	Weighted Average Exercise Price (US$)	Weighted Average Contractual Term	Aggregate Intrinsic Value (US$)	Weighted Average Grant-date Fair Value (US$)
Options outstanding at January 1, 2013	4,085,950	2.59	3.03	5,692,776	1.12
Granted	300,000	3.11			1.72
Cancelled and forfeited	(423,300)	2.29
Options outstanding at December 31, 2013	3,962,650	2.66	2.19	4,564,417	1.14
Granted	1,300,000	7.00			3.26
Cancelled and forfeited	(125,750)	2.46
Options outstanding at December 31, 2014	5,136,900	3.76	1.95	5,425,522	1.66
Exercised	(138,700)	2.20			0.98
Cancelled and forfeited	(98,200)	6.86
Options outstanding at December 31, 2015	4,900,000	3.74	1.59	13,356,070	1.65
Vested and expected to vest at December 31, 2015	4,805,131	3.68	1.55	13,355,507
Vested and exercisable December 31, 2015	3,848,750	3.01	1.09	12,873,201

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in RMB, except share and per share data, unless otherwise stated)

19. SHARE-BASED COMPENSATION (Continued)

2010 Performance Incentive Plan (continued)

Share options (continued)

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the market value of the underlying stock at each reporting date. As no market value of underlying stock was available before the Company’s IPO, the aggregate intrinsic value prior to the IPO was calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock. The total intrinsic value of options exercised at exercise date during the year ended December 31, 2015 was RMB2,577,855.

The grant date fair value of each option is calculated using a binomial option pricing model by the Company. The fair value of each option grant under the 2010 Plan was estimated on the date of grant with the following assumptions:

	For the Years Ended December 31,
	2013	2014
Risk-free rate	0.77%	2.39%
Option term	5 years	5 years
Volatility	45%	44%
Dividend yield	0.00%	0.00%
Exercise multiple	2/2.5	2/2.5
Expected forfeiture rate (post-vesting)	0%/10%*	0%/10%*

*0%/10% post-vesting forfeiture rate of which the executive level is 0% and the non-executive level is 10% was applied in the valuation model due to the executive position held by the grantee and represents the Company’s estimate of the grantees’ forfeiture patterns.

The Company estimated the expected volatility based on the annualized standard deviation of the daily return embedded in historical share prices, considering share prices of the comparable companies. Risk free interest rate was estimated based on the yield to maturity of US treasury bonds denominated in US$ for a period comparable to the expected term. The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of research study regarding exercise pattern based on empirical studies on the actual exercise behavior of employees. The Company has never declared or paid any cash dividends on its capital stock, and the Company does not anticipate any dividend payments on its common shares in the foreseeable future. Estimated forfeiture rates are determined based on historical employee turnover rates.

Share-based compensation expense is recorded on a straight-line basis over the requisite service period, which is generally three to five years from the date of grant. The Company recognized share-based compensation expenses of RMB6,206,213, RMB6,162,573 and RMB7,666,182 for share options granted under the 2010 Plan in the consolidated statements of comprehensive income (loss) for the years ended December 31, 2013, 2014 and 2015, respectively. The expenses of 2015 include the impacts of the aforementioned option term modifications in August and December 2015.

As of December 31, 2015, there was RMB16,352,854 in total unrecognized compensation expense, adjusted for estimated forfeitures, related to unvested share options, which is expected to be recognized over a weighted-average period of 2.62 years. The unrecognized compensation expense may be adjusted for future changes in estimated forfeitures.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in RMB, except share and per share data, unless otherwise stated)

19. SHARE-BASED COMPENSATION (Continued)

Restricted shares

A summary of the restricted shares activities under the 2010 Plan for the years ended December 31, 2014 and 2015 is presented below:

Unvested Restricted Shares	Number of Restricted Shares	Weighted Average Grant-date Fair Value (US$)
Unvested at January 1, 2014	—	—
Granted	450,000	6.99
Vested	(112,500)	6.99
Unvested at December 31, 2014	337,500	6.99
Vested	(112,500)	6.99
Unvested at December 31, 2015	225,000	6.99
Expected to vest at December 31, 2015	225,000	6.99

The total fair value of restricted shares vested at vesting date during the years ended December 31, 2014 and 2015 was US$786,375 and US$537,750, respectively.

Share-based compensation expense for restricted shares is recorded on a straight-line basis over the requisite service period, which is three years from the date of the grant. The Company recognized share-based compensation expense for restricted shares of RMB6,518,568 and RMB4,894,683 in the consolidated statements of comprehensive income (loss) for the years ended December 31, 2014 and 2015, respectively.

As of December 31, 2015, there was RMB8,436,060 in total unrecognized compensation expense, adjusted for estimated forfeitures, related to unvested restricted shares, which is expected to be recognized over a weighted-average period of 1.66 years. The unrecognized compensation expense may be adjusted for future changes in estimated forfeitures.

2014 Performance Incentive Plan

In October 2014, the Company adopted the 2014 Performance Incentive Plan (“2014 Plan”), which became effective immediately after the completion of the Company’s initial public offering in November 2014. Under the 2014 Plan, the Company is authorized to initially reserve a maximum of 4,000,000 common shares, provided that the shares reserved shall automatically increase on January 1 of each year during the term of the 2014 Plan, commencing on January 1, 2015, by an amount equal to the lesser of (i) one percent (1%) of the total number of common shares issued and outstanding on December 31 of the immediately preceding calendar year, (ii) 1,000,000 common shares or (iii) such number of common shares as may be determined by the Company’s board of directors.

There were no option grants in 2014. On May 15, 2015, the Company granted 525,000 share options to the Company’s employees and directors at an exercise price of US $5.35 per share with contractual term of 10 years from the grant date and a graded vesting period of four years. 25% of the granted options vest on each of the first, second, third and fourth anniversaries of the grant date.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in RMB, except share and per share data, unless otherwise stated)

19. SHARE-BASED COMPENSATION (Continued)

2014 Performance Incentive Plan (Continued)

A rollforward of activity in the 2014 Plan follows.

		Weighted			Weighted
		Average	Weighted Average	Aggregate	Average Grant-date
	Number of	Exercise Price	Remaining	Intrinsic	Fair value
	Options	(US$)	Contractual Term	Value (US$)	(US$)
Options outstanding at January 1, 2015	—	—	—	—	—
Granted	525,000	5.35			2.86
Cancelled and forfeited	(16,000)	5.35
Options outstanding at December 31, 2015	509,000	5.35	9.38	481,005
Vested and expected to vest at December 31, 2015	464,763	5.35	9.31	439,201
Vested and exercisable December 31, 2015	—	—

The grant date fair value of each option is calculated using a binomial option pricing model by the Company. The fair value of each option grant under the 2014 Plan was estimated on the date of grant with the following assumptions:

For the Year Ended December 31, 2015
Risk-free rate	2.14%
Option term	10 years
Volatility	55%
Dividend yield	0.00%
Exercise multiple	2/2.5
Expected forfeiture rate (post-vesting)	0%/10%*

*0%/10% post-vesting forfeiture rate of which the executive level is 0% and the non-executive level is 10% was applied in the valuation model due to the executive position held by the grantee and represents the Company’s estimate of the grantees’ forfeiture pattern.

The Company estimated the expected volatility based on the weighted-average annualized standard deviation of the daily return embedded in historical share prices, considering share prices of the Company and comparable companies. Risk free interest rate was estimated based on the yield to maturity of US treasury bonds denominated in US$. The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of research study regarding exercise pattern based on empirical studies on the actual exercise behavior of employees. The Company has never declared or paid any cash dividends on its capital stock, and the Company does not anticipate any dividend payments on its common shares in the foreseeable future. Estimated forfeiture rates are determined based on historical employee turnover rates.

Sharebased compensation expense for options is recorded on a straightline basis over the requisite service period, which is four years from the date of grant. The Company recognized sharebased compensation expense of RMB1,422,381 in the consolidated statement of comprehensive income (loss) for the year ended December 31, 2015.

As of December 31, 2015, there was RMB7,232,403 in total unrecognized compensation expense related to share options, which is expected to be recognized over a weightedaverage period of 3.37 years.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in RMB, except share and per share data, unless otherwise stated)

20. INCOME (LOSS) PER SHARE

Basic and diluted net income (loss) per share for each of the years presented are calculated as follows:

	For the Years Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
Numerator:
Net income (loss):	(152,214,030)	(93,145,437)	696,338,805
Accretion on convertible redeemable preferred shares to redemption value	(191,134,918)	(250,774,772)	—
Deemed contribution from preferred shareholders at extinguishment of convertible bonds	16,750,848	—	—
Deemed dividends to preferred shareholders at extinguishment of convertible bonds and promissory notes	(44,163,640)	—	—
Modification of warrants	(1,021,523)	—	—
Numerator for basic and diluted net income (loss) per share	(371,783,263)	(343,920,209)	696,338,805
Denominator:
Denominator for basic calculation-weighted average number of common shares outstanding	6,096,842	19,198,145	126,758,363
Dilutive effect of share options	—	—	1,593,216
Dilutive effect of restricted shares	—	—	52,298
Denominator for diluted income (loss) per share calculation	6,096,842	19,198,145	128,403,877
Basic net income (loss) per share attributable to the Company’s common shareholders	(60.98)	(17.91)	5.49
Diluted net income (loss) per share attributable to the Company’s common shareholders	(60.98)	(17.91)	5.42
Basic net income (loss) per ADS*	(121.96)	(35.82)	10.99
Diluted net income (loss) per ADS*	(121.96)	(35.82)	10.85

* The Company completed its IPO on November 18, 2014 and issued a total of 10,000,000 ADSs at a price of US$12.00 per ADS. Each ADS represents two Class A common shares. The net loss per ADS for the years ended December 31, 2013 and 2014 was calculated using the same conversion ratio assuming the ADSs had been in existence during these periods.

Basic net income (loss) per share is computed using the weighted average number of common shares outstanding during the period. Diluted net earnings (loss) per share is computed using the weighted average number of common shares and dilutive common share equivalents outstanding during the period. For the years ended December 31, 2013 and 2014, Class A, Series A, Series B, Series C, Series D, and Series E Preferred Shares totaling 48,317,049 and 67,288,845 shares, respectively, on a weighted average basis were anti-dilutive and excluded from the calculation of diluted net loss per share. The effects of all outstanding share options and restricted shares of RMB3,991,120 and RMB4,443,455 shares on a weighted average basis were anti-dilutive and were excluded from the computation of diluted loss per share for the years ended December 31, 2013 and 2014, respectively. The effects of outstanding share options and restricted shares of 2,828,588 shares on a weighted average basis were anti-dilutive and excluded from the computation of diluted net income per share for the year ended December 31, 2015.

The Company’s convertible redeemable preferred shares, which were issued and converted into common shares before and upon the completion of the IPO, were participating securities because they had contractual rights to share in the profits but not losses of the Company. For the years ended December 31, 2013 and 2014, the two-class method was not used in computing basic and diluted net loss per share as the Company was in a net loss position. The Company does not distinguish between Class A and Class B common shares for purposes of presenting basic or diluted earnings per share as each share class has identical privileges with respect to undistributed and distributed earnings.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in RMB, except share and per share data, unless otherwise stated)

21. COMMITMENTS AND CONTINGENCIES

(a)       Operating leases

The Company and its subsidiaries have entered into non-cancelable operating leases covering various facilities. Future minimum lease payments under these non-cancellable leases as of December 31, 2015 are as follows:

Year ending December 31,	(RMB)
2016	37,294,086
2017	21,709,439
2018	7,426,874
2019	3,761,585
2020	1,223,800
Thereafter	2,499,062
73,914,846

The Company recorded rental expense of RMB23,785,229, RMB36,017,540 and RMB50,738,573 in the consolidated statements of comprehensive income (loss) during the years ended December 31, 2013, 2014 and 2015, respectively.

(b)       Purchase commitments

In addition to vehicle purchase deposits reflected in the consolidated balance sheet, the Company’s purchase commitments relate to purchase of rental vehicles. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB70,920,247 as of December 31, 2015. All of these purchase commitments will be fulfilled in the year ending December 31, 2016.

Other than those disclosed above, the Company did not have other significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2015.

(c)        Contingencies

The Company is subject to periodic legal or administrative proceedings in the ordinary course of its business. The Company does not believe that any currently pending legal or administrative proceeding to which the Company is a party will have individually or in the aggregate have a material adverse effect on the results of operations or financial condition.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in RMB, except share and per share data, unless otherwise stated)

22. RELATED PARTY TRANSACTIONS

Crawford/Enterprise

In March 2012, the Company entered into a global affiliation agreement with Enterprise Holdings (China) LLC (“Enterprise China”). Enterprise China is an affiliate of Enterprise Holdings, Inc, a subsidiary of Crawford Group, Inc. (“Crawford”). Crawford was a holder of the Company’s Class A, Series D and Series E Shares and is currently a holder of the Company’s Class B common shares. Pursuant to the global affiliation agreement, the Company and Enterprise China are to direct certain rental referrals to each other via their respective websites, and for each referral received, the Company is liable for a contractually specified amount of referral fees payable to Enterprise China, and vice versa. The Company records referral fees payable to Enterprise China as sales and marketing expenses, and referral fees received as other operating income. Transactions incurred under this arrangement were immaterial for the periods presented.

Under the Additional Series E Preferred Share purchase agreement dated April 16, 2014, Crawford Group Inc. purchased 1,764,055 Series E Preferred Shares for US$9,702,299.

On October 31, 2014, Crawford exercised all of the 1,500,000 warrants (Note 16) to purchase 1,500,000 Class B common shares at a per share purchase price of US$5.50 for a total consideration of US$8,249,993 (RMB50,705,282).

As of December 31, 2015, Crawford holds 18,694,003 Class B common shares.

Ctrip

Under the Additional Series E Preferred Share purchase agreement dated April 16, 2014, Ctrip Investment Holding Ltd. (‘‘Ctrip’’) purchased 2,368,193 Series E Preferred Shares for US$13,025,062. As part of the Additional Series E share purchase agreement, upon the Company’s written request in connection with a proposed initial public offering, Ctrip shall be obligated to subscribe for the Company’s common shares (i) in an exempt private placement or (ii) in an exempt Regulation S offering. Each of Ctrip and the Company agreed that the purchase price of the common shares in connection with such investments shall be the initial public offering price, and such subscription shall be consummated concurrently with the closing of the initial public offering.

In 2014, the Company also entered into certain service agreements with Ctrip for car rental and car services referrals. Pursuant to these service agreements, the Company pays a fixed percentage of car rental or car services rates from successful car referrals as commissions to Ctrip (resulting in related party payables), and Ctrip collects car rental and car services fees from individual customers on behalf of the Company (resulting in related party receivables). In order to further promote the Company’s car services to individual customers, starting from September 1, 2015, the Company entered into a supplementary agreement with Ctrip. Pursuant to the agreement, the Company pays a fixed commission fee for a minimum amount of car service referrals from Ctrip, and a percentage of services rates for additional orders referred from Ctrip. Transactions incurred under these service agreements were RMB1,594,814 and RMB16,190,063 for the years ended December 31, 2014 and December 31, 2015, respectively.

On October 14, 2014, the Company entered into a subscription agreement with Ctrip, pursuant to which Ctrip purchased from the Company 1,666,666 Class A common shares at US$6.00 per Class A common share in a private placement concurrent with the closing of the Company’s initial public offering.

In the end of April 2015, Ctrip Travel Information Technology (Shanghai) Co., Ltd. extended an entrusted bank loan of RMB300,000,000 to the Company which has been drawn down in full (Note 8). The loan has a term of three years with an interest rate of 6.9% per annum and some of the Company’s PRC subsidiaries provided guarantees. Interests incurred under this loan agreement was RMB14,202,500 for the year ended December 31, 2015.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in RMB, except share and per share data, unless otherwise stated)

22. RELATED PARTY TRANSACTIONS (Continued)

Private Placement

On May 22, 2015, the Company entered into definitive securities purchase agreements with Tiger Fund and SRS Funds (the “Buyers”‘) pursuant to which the Company agreed to issue, and issued, a total of 22,337,924 of its Class A common shares to the Buyers at a price of US$6.00 per Class A common share (equivalent to US$12.00 per ADS), resulting in gross proceeds of approximately US$134 million from the private placement transaction. Under the terms of the securities purchase agreements, the Class A common shares were issued in two tranches: (a) a first tranche of 11,437,924 Class A common shares, which were issued on May 22, 2015, and (b) a second tranche of 10,900,000 Class A common shares, which were issued on June 30, 2015. In addition, Ctrip and Crawford also entered into definitive agreements with the Buyers for the sale of 2,666,666 Class A common shares (including certain shares represented by ADSs) to the Buyers at a price per Class A common share of US$6.00 (equivalent to US$12.00 per ADS). After the completion of the private placement, Ctrip and Crawford remained the two largest shareholders of the Company. Each of the Buyers agreed not to, directly or indirectly, sell, transfer or dispose of any shares acquired in the above transactions for a period of 180 days after May 22, 2015, subject to certain exceptions.

As of December 31, 2014 and 2015, significant balances with related parties were as follows:

	As of December 31,
	2014	2015
Due from a related party, current:
Receivables due from Ctrip	20,665	7,367,255

Due to a related party, current:
Payables due to Ctrip	671,043	10,753,914

Due to a related party, non-current:
Long-term borrowing due to Ctrip	—	300,000,000

23. SUBSEQUENT EVENTS

In July 2015, the Company entered into a five-year framework agreement with China Development Bank, which includes various financing products for an aggregate amount of RMB1.5 billion. In January 2016, in connection with purchase of vehicles, the Company drew down an aggregate amount of RMB220 million in bank loans under this framework agreement. The principal and interest are payable over three years from the borrowing commencement date. The loan bears an initial interest rate of 5.23% per annum and the interest rate is adjusted annually based on the published People’s Bank of China interest rate with equivalent term. This loan is collateralized by vehicles purchased under this borrowing.

In January 2016, the Company entered into agreements with Shanghai Chenghuan Car Rental Company Limited (“Shanghai Chenghuan”), pursuant to which the Company agreed to extend, through entrusted bank loans, an aggregate amount of RMB50 million to Shanghai Chenghuan. The loans have a term of one year and bear an interest rate of 7.75% per annum. Shanghai Chenghuan’s shareholders and affiliated companies provided certain security interests. After one year, the Company has the option to convert its creditor rights into equity interests in Shanghai Chenghuan at a pre-determined valuation. Shanghai Chenghuan is a middle-to-high-end car rentals and car services provider in the local market, and is an independent third party.

In January 2016, in connection with the purchase of vehicles, the Company entered into a short-term borrowing agreement with an automobile financing company for an aggregate principal amount of RMB103,037,680. The loan bears an interest rate of 5.2% per annum. The automobile financing company holds the registration certificates of the vehicles purchased under this agreement.

In February 2016, the Company entered into a short-term loan facility agreement with a bank for which a total loan facility up to RMB25,000,000 was made available to the Company. The loan bears an initial interest rate of 4.698% per annum and the interest rate is adjusted quarterly based on the published People’s Bank of China interest rate with equivalent term. The loan is guaranteed by the founder of the Company, Ray Ruiping Zhang.

In April 2016, the Company entered into a short-term loan facility agreement with a total loan facility up to RMB50,000,000 was made available to the Company. The loan bears a fixed interest rate of 4.35% per annum.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in RMB, except share and per share data, unless otherwise stated)

24. RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, the Company’s subsidiaries and VIEs in the PRC are required to make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulated amount of such reserve fund reaches 50% of a company’s registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. As the Company’s PRC subsidiaries and VIEs have incurred losses, they have not started to contribute to the staff welfare and bonus funds. In addition, due to restrictions on the distribution of share capital from the Company’s PRC subsidiaries, up to the amount of net assets held in each subsidiary and VIE, and also as a result of these entities’ unreserved accumulated losses, total restrictions placed on the distribution of the Company’s subsidiaries’ and VIEs net assets amounted to RMB2,921,142,207 as of December 31, 2015. The Company also pledged certain of its subsidiaries’ equity interests to third party financing companies (Note 8), which places further restrictions on the distribution of net assets of RMB145,352,533 as of December 31, 2015. Total restricted net assets of the Company were RMB3,066,494,739 or 77.7% of the Company’s total consolidated net assets as of December 31, 2015.

25. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The subsidiaries did not pay any dividends to the Company for the years presented. For the purpose of presenting parent company only financial information, the Company records its investments in its subsidiaries under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as “Investments (deficit) in subsidiaries and VIEs” and the loss of the subsidiaries and VIEs is presented as “share of loss of subsidiaries and VIEs”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

The Company did not have significant capital and other commitments, long-term obligations except for the 2018 Senior Notes (Note 8), other long-term debt, or guarantees as of December 31, 2014 and 2015.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in RMB, except share and per share data, unless otherwise stated)

25. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

BALANCE SHEETS

	As of December 31,
	2014	2015
	RMB	RMB	US$ (Note 2(d))
ASSETS
Current assets:
Cash and cash equivalents	3,768	3,998	617
Amounts due from subsidiaries	2,368,368,186	5,497,613,545	848,685,286
Prepaid expenses and other current assets	134,618	327,688	50,586
Total current assets	2,368,506,572	5,497,945,231	848,736,489

Total assets	2,368,506,572	5,497,945,231	848,736,489

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other current liabilities	—	9,761,003	1,506,839
Income tax payable	—	88,231,790	13,620,641
Total current liabilities	—	97,992,793	15,127,480

Long-term debt	—	1,255,989,958	193,891,438
Deficits in subsidiaries and VIEs	2,114,899	195,889,202	30,240,082
Total liabilities	2,114,899	1,549,871,953	239,259,000

Shareholders’ equity:
Common shares, US$0.001 par value, 500,000,000 and 500,000,000 (including 407,328,619 Class A and 92,671,381 Class B) shares authorized, 114,379,243 (including 31,033,332 Class A and 83,345,911 Class B) and 137,133,413 (including 64,123,625 Class A and 73,009,788 Class B) shares issued and outstanding as of December 31, 2014 and December 31, 2015, respectively	727,825	867,001	133,842
Additional paid-in capital	3,621,645,725	4,433,439,156	684,405,069
Accumulated other comprehensive income	1,144,629	74,554,822	11,509,281
Accumulated deficit	(1,257,126,506)	(560,787,701)	(86,570,703)
Total shareholders’ equity	2,366,391,673	3,948,073,278	609,477,489

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,368,506,572	5,497,945,231	848,736,489

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in RMB, except share and per share data, unless otherwise stated)

25. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the Years Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$ (Note 2(d))
Operating expenses:
General and administrative expenses	(6,254,660)	(12,681,141)	(21,426,624)	(3,307,701)
Loss from operations	(6,254,660)	(12,681,141)	(21,426,624)	(3,307,701)

Interest expense	(24,698,528)	—	(6,905,640)	(1,066,047)
Gain from sale of cost method investment	—	—	803,059,728	123,971,059
Share of loss of subsidiaries and VIEs	(121,260,842)	(80,464,296)	(2,227,088)	(343,803)
Other income	—	—	9,917,716	1,531,032
Income(loss) before income taxes	(152,214,030)	(93,145,437)	782,418,092	120,784,540

Provision for income taxes	—	—	(86,079,287)	(13,288,352)
Net income(loss)	(152,214,030)	(93,145,437)	696,338,805	107,496,188
Accretion on Series A convertible redeemable preferred shares to redemption value	(4,008,032)	(69,598)	—	—
Accretion on Series B convertible redeemable preferred shares to redemption value	(35,069,326)	(3,451,997)	—	—
Accretion on Series C convertible redeemable preferred shares to redemption value	(74,328,662)	(75,476,317)	—	—
Accretion on Series D convertible redeemable preferred shares to redemption value	(65,070,473)	(51,479,102)	—	—
Accretion on Series E convertible redeemable preferred shares to redemption value	(7,094,798)	(97,696,064)	—	—
Accretion on Class A convertible redeemable preferred shares to redemption value	(5,563,627)	(22,601,694)	—	—
Deemed contribution from preferred shareholders at extinguishment of convertible bonds	16,750,848	—	—	—
Deemed dividends to preferred shareholders at extinguishment of convertible bonds and promissory note	(44,163,640)	—	—	—
Modification of warrants	(1,021,523)	—	—	—
Net income (loss) attributable to common shareholders	(371,783,263)	(343,920,209)	696,338,805	107,496,188

Net income (loss)	(152,214,030)	(93,145,437)	696,338,805	107,496,188
Changes in cumulative foreign currency translation adjustment, net of tax of nil	4,391,112	(5,437,415)	73,410,193	11,332,581
Comprehensive income (loss)	(147,822,918)	(98,582,852)	769,748,998	118,828,769

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in RMB, except share and per share data, unless otherwise stated)

25. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$(Note 2(d))
Net cash provided by (used in) operating activities	(395)	14	—	—

Net cash used in investing activities	—	—	—	—

Net cash used in financing activities:
Payment of convertible redeemable preferred shares issuance costs	(199,941)	—	—	—

Effect of exchange rate changes on cash and cash equivalents	—	—	230	35

Net increase (decrease) in cash and cash equivalents	(200,336)	14	230	35
Cash and cash equivalents-beginning of year	204,090	3,754	3,768	582
Cash and cash equivalents-end of year	3,754	3,768	3,998	617

Supplemental disclosure for cash flow information:
Cash paid for interest	—	—	—	—
Cash paid for income taxes	—	—	—	—

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in RMB, except share and per share data, unless otherwise stated)

25. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

STATEMENTS OF CASH FLOWS (Continued)

	For the Years Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$ (Note 2(d))
Supplemental disclosure of non-cash investing and financing activities:
Proceeds from issuance of convertible redeemable preferred shares (cash received by a subsidiary of the Company on behalf of the Company)	624,546,000	154,338,750	—	—
Payment of convertible redeemable preferred shares issuance costs (cash paid by a subsidiary of the Company on behalf of the Company)	(3,721,193)	(859,771)	—	—
Proceeds from exercise of warrants(cash received by a subsidiary of the Company on behalf of the Company)	—	50,705,282	—	—
Proceeds from issuance of convertible promissory notes (cash received by a subsidiary of the Company on behalf of the Company)	130,387,080	—	—	—
Payment for redemption of convertible bonds (cash paid by a subsidiary of the Company on behalf of the Company)	(104,939,300)	—	—	—
Proceeds from issuance of Class A common shares in IPO, net of issuance costs (cash received by a subsidiary of the Company on behalf of the Company)	—	644,443,313	—	—
Proceeds from issuance of Class A common shares in private placement concurrent with IPO net of issuance costs (cash received by a subsidiary of the Company on behalf of the Company)	—	306,934,945	—	—
Payment for IPO issuance costs (cash paid by a subsidiary of the Company on behalf of the Company)	—	—	(20,656,597)	(3,188,829)
Proceeds from issuance of Class A common shares in private placement, net of issuance costs (cash received by a subsidiary of the Company on behalf of the Company)	—	—	792,860,341	122,396,545
Proceeds from exercise of share options (cash received by a subsidiary of the Company on behalf of the Company)	—	—	4,891,204	755,072
Proceeds of issuance of Senior Notes, net of issuance costs (cash received by a subsidiary of the Company on behalf of the Company)	—	—	1,241,289,905	191,622,141
Proceeds from sale of cost method investment, net of related transaction costs (cash received by a subsidiary of the Company on behalf of the Company)	—	—	954,428,056	147,338,303
Conversion of convertible redeemable preferred shares to Class B common shares	—	2,678,292,288	—	—
Accrued listing expenses	—	20,656,597	—	—
Conversion of convertible promissory notes to Class A convertible redeemable preferred shares	150,824,865	—	—	—
Conversion of convertible bonds to Class A convertible redeemable preferred shares	138,811,004	—	—	—
Accrued professional fees for issuance of Senior Notes	—	—	2,740,945	423,129
Subscription receivables related to share option exercise	—	—	197,816	30,538