Form 20-F/A
period 2015-12-31
eHi Car Services Ltd
filed 2016-09-30
CIK 1517492

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Amendment No. 1)

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

☐   Yes  ☒   No

EXPLANATORY NOTE:

We are filing this Amendment No. 1 (the “Amendment No. 1”) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (the “Original Form 20-F”), as filed with the Securities and Exchange Commission (the “Commission”) on April 26, 2016 in response to certain comments on the confidential treatment application in connection with the Exhibit 4.24 to the Original Form 20-F from the Commission. Except for the updated Exhibit 4.24 filed herewith, no other changes have been made to the Original Form 20-F or the Company’s audited financial statements as included in the Original Form 20-F. The other information in the Original Form 20-F continues to speak as of the date of the Original Form 20-F, and we have not updated the disclosures contained therein to reflect any events which occurred at a date subsequent to the filing of the Original Form 20-F. Accordingly, this Amendment No. 1 should be read in conjunction with our filings with the Commission that are subsequent to the filing of the Original Form 20-F.

ITEM 19.                                  EXHIBITS

EXHIBITS INDEX

Exhibit Number	Description

1.1#

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

4.18****	Securities Purchase Agreement dated May 22, 2015 among eHi Car Services Limited, Tiger Global Mauritius Fund, SRS Partners I Mauritius Limited and SRS Partners I Mauritius Limited

4.19****	Registration Rights Agreement dated June 30, 2015 among eHi Car Services Limited, Tiger Global Mauritius Fund, SRS Partners I Mauritius Limited and SRS Partners I Mauritius Limited

4.20#	English translation of the Loan Facility Agreement dated April 28, 2015 between Shanghai eHi Car Rental Co., Ltd. and Ctrip Computer Technology (Shanghai) Co., Ltd.

4.21#	English translation of the Financing Cooperation Agreement dated July 17, 2015 between Shanghai eHi Car Rental Co., Ltd. and China Development Bank

4.22#	Purchase Agreement dated December 1, 2015 for the issuance of US$200 million Senior Unsecured Notes due 2018

4.23#	Indenture dated December 8, 2015 constituting US$200 million Senior Unsecured Notes due 2018

4.24§	Share Purchase Agreement dated June 2, 2015 and amended on June 20, 2015 relating to share transfer in Elite Plus Developments Limited

4.25#	English translation of the Loan Agreement dated January 8, 2016 between Shanghai eHi Car Rental Co., Ltd. and Shanghai Chenghuan Car Rental Co., Ltd.

4.26#	English translation of the Supplemental Agreement to Loan Agreement dated January 8, 2016 between Shanghai eHi Car Rental Co., Ltd. and Shanghai Chenghuan Car Rental Co., Ltd.

4.27#	English translation of the Guarantee Agreement between Shanghai eHi Car Rental Co., Ltd. and Chenghuan Group

4.28#	English translation of the Guarantee Agreement between Shanghai eHi Car Rental Co., Ltd., Cheng Rong and Ji Haifeng

4.29#	English translation of the Equity Pledge Agreement dated January 8, 2016 between Shanghai eHi Car Rental Co., Ltd. and Cheng Rong

4.30#	English translation of the Equity Pledge Agreement dated January 8, 2016 between Shanghai eHi Car Rental Co., Ltd. and Ji Haifeng

8.1#	List of significant consolidated entities

11.1*	Code of Business Conduct and Ethics of eHi Car Services Limited

12.1#	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2#	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1†	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2†	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1#	Consent of Maples and Calder

15.2#	Consent of Grandall Law Firm (Shanghai)

15.3#	Consent of PricewaterhouseCoopers Zhong Tian LLP

101.INS#	XBRL Instance Document

101.SCH#	XBRL Taxonomy Extension Schema Document

101.CAL#	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF#	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB#	XBRL Taxonomy Extension Label Linkbase Document

101.PRE#	XBRL Taxonomy Extension Presentation Linkbase Document

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

# Previously filed.

† Previously furnished.

§ Confidential treatment has been requested with respect to portions of this exhibit that have been redacted pursuant to Rule 406 under the Securities Act.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EHI CAR SERVICES LIMITED

/s/ Ray Ruiping Zhang
	Name:	Ray Ruiping Zhang
	Title:	Chief Executive Officer

Date: September 30, 2016