Form 20-F
period 2016-12-31
eHi Car Services Ltd
filed 2017-04-27
CIK 1517492

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                       to                       ..

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

139,917,575 common shares, par value US$0.001 per share, being the sum of 68,605,209 Class A common shares (including 1,057,288 Class A common shares, represented by 528,644 American depositary shares, issued and reserved for the future exercise of options or the vesting of other awards under the 2010 Plan and the 2014 Plan) and 71,312,366 Class B common shares as of December 31, 2016

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

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

This annual report on Form 20-F includes our audited consolidated statements of comprehensive income (loss) data for the years ended December 31, 2014, 2015 and 2016, and audited consolidated balance sheet data as of December 31, 2015 and 2016.

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

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated statements of comprehensive income (loss) data for each of the three years ended December 31, 2014, 2015 and 2016, and the selected consolidated balance sheet data as of December 31, 2015 and 2016, have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of comprehensive income (loss) data for each of the two years ended December 31, 2012 and 2013, and the selected consolidated balance sheet data as of December 31, 2012, 2013 and 2014 have been derived from our audited consolidated financial statements for these periods, which are not included in this annual report. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes and Item 5, “Operating and Financial Review and Prospects” in this annual report. Our historical results do not necessarily indicate results expected for any future period. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

Selected Consolidated Statements of Comprehensive Income (Loss) Data:

	For the Years Ended December 31,
	2012		2013		2014		2015		2016
	RMB	% of Net Revenues	RMB	% of Net Revenues	RMB	% of Net Revenues	RMB	% of Net Revenues	RMB	US$	% of Net Revenues
	(in thousands, except percentages, shares, per share and per ADS data)
Summary consolidated statements of comprehensive income (loss) data
Net revenues	450,085	100.0%	566,394	100.0%	851,165	100.0%	1,450,630	100.0%	2,108,944	303,751	100.0%
Cost of revenues(1)(3)	432,448	(96.1)	(526,446)	(92.9)	(718,699)	(84.4)	(1,137,978)	(78.4)	(1,515,281)	(218,246)	(71.9)
Gross profit(2)	17,637	3.9	39,948	7.1	132,466	15.6	312,652	21.6	593,663	85,505	28.1
Selling and marketing expenses:
Third party	(38,209)	(8.5)	(40,439)	(7.1)	(33,721)	(4.0)	(48,869)	(3.4)	(67,789)	(9,764)	(3.2)
Related party	—	—	—	—	(1,595)	(0.2)	(16,190)	(1.1)	(29,399)	(4,234)	(1.4)
Total selling and marketing expenses(3)	(38,209)	(8.5)	(40,439)	(7.1)	(35,316)	(4.2)	(65,059)	(4.5)	(97,188)	(13,998)	(4.6)
General and administrative expenses(3)	(94,431)	(21.0)	(112,416)	(19.8)	(132,125)	(15.5)	(183,549)	(12.7)	(251,938)	(36,286)	(11.9)
Other operating income	11,041	2.5	13,549	2.3	17,122	2.0	10,764	0.7	10,310	1,485	0.5
Total operating expenses	(121,599)	(27.0)	(139,306)	(24.6)	(150,319)	(17.7)	(237,844)	(16.5)	(338,816)	(48,799)	(16.1)
Income (loss) from operations	(103,962)	(23.1)	(99,358)	(17.5)	(17,853)	(2.1)	74,808	5.1	254,847	36,706	12.1
Interest income	1,146	0.3	360	0.1	4,397	0.5	2,653	0.2	8,414	1,212	0.4
Interest expense:
Third party	(66,636)	(14.8)	(50,880)	(9.0)	(76,938)	(9.0)	(109,566)	(7.6)	(206,425)	(29,731)	(9.8)
Related party	—	—	—	—	—	—	(14,203)	(1.0)	(18,534)	(2,670)	(0.9)
Total interest expense	(66,636)	(14.8)	(50,880)	(9.0)	(76,938)	(9.0)	(123,769)	(8.6)	(224,959)	(32,401)	(10.7)
Gain from waiver of warrants	—	—	—	—	—	—	16,870	1.2	—	—	—
Gain from sale of cost method investment	—	—	—	—	—	—	803,060	55.4	—	—	—
Other income (expense), net	(1,046)	(0.3)	(1,108)	(0.3)	(840)	(0.1)	10,205	0.7	1,444	208	0.1
Income (loss) before income taxes	(170,498)	(37.9)	(150,986)	(26.7)	(91,234)	(10.7)	783,827	54.0	39,746	5,725	1.9
Provision for income taxes	(5,212)	(1.1)	(1,228)	(0.2)	(1,912)	(0.2)	(87,488)	(6.0)	(6,611)	(952)	(0.3)
Net income (loss)	(175,710)	(39.0)	(152,214)	(26.9)	(93,145)	(10.9)	696,339	48.0	33,135	4,773	1.6
Net income (loss) attributable to common shareholders	(330,763)	(73.5)	(371,783)	(65.6)	(343,920)	(40.4)	696,339	48.0	33,135	4,773	1.6
Weighted average number of common shares used in computing net income (loss) per share
Basic	6,096,842		6,096,842		19,198,145		126,758,363		137,621,702	137,621,702
Diluted	6,096,842		6,096,842		19,198,145		128,403,877		138,552,031	138,552,031
Net income (loss) per common share attributable to common shareholders
Basic	(54.25)		(60.98)		(17.91)		5.49		0.24	0.03
Diluted	(54.25)		(60.98)		(17.91)		5.42		0.24	0.03
Net income (loss) per ADS*
Basic	(108.50)		(121.96)		(35.82)		10.99		0.48	0.07
Diluted	(108.50)		(121.96)		(35.82)		10.85		0.48	0.07

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

(3) Includes share-based compensation charges of RMB6.7 million, RMB6.2 million, RMB12.7 million, RMB14.0 million and RMB16.0 million (US$2.3 million) in 2012, 2013, 2014, 2015 and 2016, respectively, allocated as follows:

	For the Years Ended December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	(81)	(29)	(134)	(362)	(840)	(121)
Selling and marketing expenses	(35)	(9)	(490)	(894)	(401)	(58)
General and administrative expenses	(6,567)	(6,168)	(12,057)	(12,727)	(14,800)	(2,131)
Total share-based compensation expenses	(6,683)	(6,206)	(12,681)	(13,983)	(16,041)	(2,310)

Selected Consolidated Balance Sheets Data:

	As of December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share data)
Summary consolidated balance sheets data
Cash and cash equivalents	133,453	630,733	926,208	2,610,088	529,519	76,267
Restricted cash	—	30,247	192,758	206,944	257,059	37,024
Total current assets	239,192	803,742	1,426,458	3,427,263	1,941,705	279,664
Property and equipment, net	844,380	1,062,331	1,940,048	4,096,618	5,723,569	824,365
Vehicle purchase deposits	—	119,173	174,185	216,728	420,923	60,626
Total assets	1,116,659	2,026,422	3,755,640	7,800,920	8,160,959	1,175,423
Accounts payable	5,516	6,554	5,487	785,899	179,878	25,908
Short-term debt	171,823	219,640	540,519	803,132	926,219	133,403
Total current liabilities	531,773	333,475	676,015	1,881,994	1,396,109	201,082
Long-term debt due to third parties	6,483	375,726	713,233	1,669,453	2,667,823	384,246
Long-term debt due to a related party	—	—	—	300,000	100,000	14,403
Total liabilities	543,506	709,552	1,389,248	3,852,847	4,169,830	600,580
Total shareholders’ equity (deficit)	(596,487)	(956,651)	2,366,392	3,948,073	3,991,130	574,842
Common share capital	40	40	728	867	878	127
Common shares outstanding	6,096,842	6,096,842	114,379,243	137,133,413	138,860,287	138,860,287

Exchange Rate Information

Our business is primarily conducted in China and substantially all of our revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in New York City for cable transfers in RMB as certified for customs purposes by the Federal Reserve Board. Unless the amounts were from transactions originally denominated in U.S. dollars or otherwise noted in this annual report, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.9430 to US$1.00, the noon buying rate in effect as of December 31, 2016. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 21, 2017, the noon buying rate was RMB6.8845 to US$1.00.

The following table sets forth various information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per U.S. Dollar)
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2827	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
October	6.7735	6.7303	6.7819	6.6685
November	6.8837	6.8402	6.9195	6.7534
December	6.9430	6.9198	6.9580	6.8771
2017
January	6.8768	6.8907	6.9575	6.8360
February	6.8665	6.8694	6.8821	6.8517
March	6.8832	6.8940	6.9132	6.8687
April (through April 21, 2017)	6.8845	6.8871	6.8988	6.8778

Source: Federal Reserve Statistic Release.

(1)	Annual average for any given year is calculated by using the average of the exchange rates on the end of each month during such year. Monthly average for any given month is calculated by using the average of the daily rates during such month.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks related to our business and industry

We may not be able to sustain our growth rates or manage our expansion plan, which could adversely affect our operating results.

We have experienced significant growth in recent years. Our total net revenues increased from RMB851.2 million in 2014 to RMB1,450.6 million in 2015, and further increased to RMB2,108.9 million (US$303.8 million) in 2016. We increased the total fleet size from 19,746 vehicles as of December 31, 2014 to 38,070 vehicles as of December 31, 2015 and further to 56,916 vehicles as of December 31, 2016, and we expanded our geographic coverage from 1,180 services locations in 99 cities as of December 31, 2014 to 1,861 service locations in 151 cities as of December 31, 2015 and further to 3,249 service locations in 216 cities across China as of December 31, 2016. We may not be able to sustain these high growth rates in future periods and you should not rely on the growth in our revenue or fleet size in any prior period as an indication of our future performance.

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

We have a history of operating and net losses, and we may not be able to achieve or sustain profitability.

We have a history of operating and net losses. In 2014, we incurred an operating loss of RMB17.9 million and a net loss of RMB93.1 million. Our historical operating and net losses were primarily due to significant upfront investments in connection with the expansion of our nationwide service network and infrastructure in recent years, which expose us to significant fixed costs and expenses. In 2015 and 2016, we recorded operating income of RMB74.8 million and RMB254.8 million (US$36.7 million), respectively, and net income of RMB696.3 million and RMB33.1 million (US$4.8 million), respectively. Although we generated net income in 2015 and 2016, our net income in 2015 was the result of a net gain of RMB736.8 million related to sales of our investment assets (after transaction costs and tax provision). If market demand for our car rentals and car services does not continue to increase as quickly as we have anticipated, or if there is a rapid and unexpected decline in such demand, we may be unable to generate sufficient revenues to offset fixed costs and achieve economies of scale, our operating results may be materially adversely affected as a result of high operating expenses and underutilized capacity, and we may incur operating or net losses in the future.

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

As we provide comprehensive service offerings, we compete with different market participants in different market sectors at different levels. For car rentals, we compete with both national and regional players, such as CAR Inc., or Shenzhou, Xiaoju Kuaizhi, Inc., or Didi, and Beijing Shouqi Group Co., Ltd., or Shouqi. For business-to-business car services, we primarily compete with Avis China and China Yongda Automobiles Services Holdings Limited, or Yongda. In late 2014, we started to expand our car services to a business-to-consumer model. Although it is only complementary to our business-to-business oriented car services, we may face competition from business-to-consumer car services providers such as Didi, UCAR (an affiliate company of Shenzhou) and Shouqi, all of which are GPS based mobile taxi and car hailing service providers. In April 2017, we launched car sharing business initiative in Shanghai and Guangzhou, which is currently at a very early stage and only complementary to our car rental business. However, our car sharing business may compete with other national and regional car sharing players, such as Car2Go (operated by Daimler Mobility Services), GoFun (operated by Shouqi) and ToGo (operated by Beijing Tuge Technology Co., Ltd.).

For car rentals, we compete primarily on the basis of rental price, value-added services, user experience, brand recognition, convenience of service locations, geographic coverage and service quality. For car services, we compete primarily on the basis of quality and convenience of services, ability to provide tailored solutions and timely response to ad-hoc situations, brand recognition, network coverage, and, to a lesser extent, service charge. For car sharing, we compete primarily on the basis of rental price, geographic coverage, accessibility and the technology to monitor and optimize utilization. Our competitors, some of which may have access to greater financial resources, often seek to compete aggressively on the basis of pricing. If we do not price our services competitively, we may lose rental volume, or if we do, our revenue and margins will suffer, either of which could have a material adverse impact on our results of operations.

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

We have a limited operating history. We began to provide chauffeured car services and car rental services in 2006 and 2008, respectively. We believe our future success depends on our ability to significantly increase revenues as well as maintain profitability from our operations. Our limited operating history makes it difficult to evaluate our business and future prospects. You should consider our future prospects in light of the risks and challenges encountered by a company with a limited operating history in an emerging and rapidly evolving industry. These risks and challenges include, among other things,

•	our ability to continue our growth as well as maintain profitability;

•	preservation of our competitive position in the car rental and car service industry in China;

•	providing consistent and high-quality services to attract and retain individual customers as well as corporate and institutional clients;

•	our ability to implement our strategies and make timely and effectively respond to competition and changes in customer preferences;

•	our ability to increase awareness of our “eHi” brand and continue to develop customer loyalty; and

•	recruitment, training and retaining of qualified managerial and other personnel.

Our failure to raise sufficient capital to fund and expand our operations at a reasonable cost could reduce our ability to compete successfully.

Our business requires a significant amount of capital in large part because we are prompted to continue to grow our fleet and expand our business in existing markets and to additional markets where we currently do not have operations. Our capital expenditures totaled RMB1,327.7 million, RMB2,183.4 million and RMB3,687.8 million (US$531.2 million) in 2014, 2015 and 2016, respectively, which were primarily used for vehicle purchases. We may require additional funding to implement our expansion strategy by offering additional equity or debt securities or obtaining additional credit facilities in the future. The sales of additional equity or equity linked securities could result in dilution of your shareholding. In addition, our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	economic, political and other conditions in China and elsewhere;

•	our future results of operations, financial condition and cash flows; and

•	general market conditions for capital raising activities in our industry.

In addition, pursuant to the documents governing our US$200 million senior unsecured notes issued in 2015, our $150 million syndicated bank facility entered into in 2016 as well as other financing indebtedness, we are subject to various restrictive covenants including, among other things, limitations on our ability to incur additional indebtedness or liens, various financial covenants and limitations on our ability to sell or dispose of certain assets, pay or distribute dividend, redeem or repurchase share capital, make certain capital contributions or investments, merger or consolidate with or acquire other companies, change the nature of our business, enter into derivative transactions, amend our charter documents and make loans. As a result of the covenants, our ability to pay dividends or other distributions on our common shares, including those represented by ADSs, may be limited. These covenants could also restrict our ability to operate our business, raise additional capital in the future through bank borrowings and debt and equity issuances and may restrict our ability to engage in some transactions that we expect to be of benefit to us.

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

Substantially all of our revenues are generated from our car rentals and car services. While car rentals and car services have existed in China since the 1990s, the long-term prospects of the car rental and car service industry in China remain relatively untested. Our future operating results will depend on numerous factors affecting the development of the car services industry in China, some of which may be beyond our control. These factors include:

•	the growth of demand for car rentals and car services in China, and the rate of any such growth;

•	the trust and confidence level of customers in car rentals and car services providers in China, as well as changes in customer demographics and preferences;

•	the selection, price and popularity of vehicles that we and our competitors offer;

•	the emergence of alternative transportation service models such as car-hailing, car-sharing, ride-sharing business and innovation of driver-less vehicles services;

•	general economic conditions, particularly economic conditions affecting discretionary consumer spending; and

•	the legal environment that may impact our business operations or expansions.

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

The significant increase in the number of vehicles in China, primarily in major cities, and the traffic and pollution resulting from this increase have drawn the attention of both the government and the public. To address this issue, local governments in China have promulgated various policies to limit the increase in the number of vehicles, such as restricting the number of new local vehicle plates issued. For example, Beijing, Shanghai, Shenzhen, Guangzhou, Tianjin, Hangzhou and Guiyang city governments have adopted policies regarding issuing a limited number of local vehicle plates and/or restricting the entrance of vehicles with non-local vehicle plates into certain areas of the city. In addition, some cities in China, such as Beijing, Shanghai, Guangzhou, Tianjin, Shijiazhuang, Nanjing, Wuhan, Lanzhou, Harbin, Changchun, Jinan, Nanchang, Chengdu, Hangzhou, Linfen, Langfang, Baoding, Dalian and Guiyang, also implemented traffic control measures banning vehicles with certain license plate numbers from being on the road in or entering into certain areas of the city during certain hours in a workday or certain days in a given week. If more cities adopt vehicle plate control policies, our costs to obtain new vehicle plates in such cities may significantly increase and our future expansion in these cities may be limited, which may materially and adversely affect our business, results of operations and prospects. In addition, if a large number of our rental cars are found in violation of these traffic control measures, we may be subject to fines for such violations which may increase our operating costs and expenses.

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

Unidentified individuals claiming to be company employees with information about the operations of our company previously alleged that we publicly misrepresented financial information and key operating metrics. Our company investigated these allegations and determined they were without merit. However the public dissemination of these allegations or similar allegations could affect our reputation, our business and the market for our securities and the price of our ADSs.

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

In October 2014, our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, or PwC, received a letter from one or more unidentified individuals claiming to be a group of company employees and alleging that we had misrepresented our financial performance and key operating metrics in the registration statement and prospectus that we had filed with the SEC earlier that month. The underwriters whose names appeared on the cover of the registration statement we filed in October 2014 also received a similar letter. The unidentified author or authors of the letter appeared to have had access to information about our company not in the public domain. They alleged that we had: (i) misrepresented the size of our fleet by including certain cars that were lost or otherwise no longer in our possession; (ii) misrepresented the size of our fleet by including certain cars, even though those cars were allegedly no longer suitable for rental or otherwise no longer operating, and accounted for those cars on our balance sheet at a high residual value, above their actual residual value, because we allegedly set a low depreciation rate; (iii) exaggerated fleet utilization rates by counting lost and idle cars as if they were still operating rental cars, and thus inflated our rental transaction volume; (iv) fabricated contracts to generate phony rental revenue from lost and idle cars, and increasingly so during the period leading up to this offering; (v) set up or acquired several sham companies for the purpose of engaging in fake transactions with us in the first two quarters of 2014; (vi) misrepresented our costs by delaying payments to a large number of third-party service providers in the first two quarters of 2014; and (vii) inflated the amount of traffic to our website (as measured by Alexa, an internet data provider) by hiring a traffic-generating service provider (collectively, the “Allegations”). In support of the Allegations, the unidentified author or authors provided lists of allegedly lost or idle vehicles identified by license plate and vehicle identification number, screen shots of our internal system data, charts providing financial information and operating metrics, and tables comparing our web traffic to that of other companies. The unidentified author or authors of the letter, however, declined to provide additional information including contact details when asked. They have also refused requests to identify themselves or to speak with our company or the lead underwriters.

Promptly after receiving a copy of the letter, the law firm of O’Melveny & Myers LLP, or OMM, was instructed to conduct an investigation into the Allegations at the direction of our audit committee. OMM then retained Kroll Associates (Asia) Limited, or Kroll, an international investigations and forensic accounting firm to assist with its investigation. OMM undertook an extensive investigation with the assistance of Kroll. Based on their investigation, OMM concluded that the Allegations were without merit. We also concluded that the Allegations were without merit. PwC considered the results of OMM’s work and also performed additional audit procedures. It did not qualify or modify its audit report on our consolidated financial statements for the years or periods affected by the Allegations, including the 2014 financial statements.

On November 12, 2014, PwC received a communication from a non-employee who allegedly obtained information from one of our employees, alleging that (i) certain cars in our fleet were not suitable for rental and were accounted for at a high residual value above their actual residual value, and (ii) we had misrepresented the size of our fleet by including certain cars that were lost. These allegations mirror those made in the letters received in October 2014 by PwC and the underwriters whose names appeared on the cover of the registration statement. With respect to the allegation that certain cars in our fleet were not suitable for rental and were accounted for at a high residual value above their actual residual value, the majority of the cars identified in the November 12, 2014 communication were included in the October 2014 communication. With respect to the allegation that we had misrepresented the size of our fleet by including certain cars that were lost, all of the cars identified in the November 12, 2014 communication were included in the October 2014 communication. We instructed OMM to conduct a supplemental investigation into the allegations contained in the November 12, 2014 communication. Based on that supplemental investigation, OMM concluded that the allegations in the November 12, 2014 communication were without merit. After conducting further procedures to evaluate the vehicles identified in the November 12, 2014 communication, as well as the source of the allegations contained therein, we have concluded that the allegations in the November 12, 2014 communication were without merit and that the accounting treatment of the additional identified cars is consistent with our policies as described in the registration statement.

Although we concluded that these allegations were without merit, there may be additional future allegations that similarly are without merit, either in the press or on the internet, and it is possible that those allegations would then result in adverse publicity for our company. That publicity could have a materially adverse effect on our business and our reputation, and as a result, could adversely affect the market for our securities or the price of our ADSs. Even though the allegations were without merit, they may lead to one or more investors to file securities class action or other lawsuits against us, which could harm our reputation and business, and could distract our management from day-to-day operations of our business. We cannot assure you that we will be able to obtain the dismissal of any such lawsuits, even if they were without merit. We will also incur costs in managing and defending any such litigation and may incur related indemnity obligations. We may need to pay damages or settle any such litigation with a substantial amount of cash. These costs could have a material adverse impact on our business, our reputation, our results of operation and cash flow.

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

In addition, any negative publicity, regardless of its veracity, could harm our brand image and reputation. Furthermore, pursuant to the global affiliation agreement we entered into with Enterprise China, our signage and logo are displayed alongside the signage and logos of certain subsidiaries of Enterprise, including “Enterprise,” “Enterprise Rent-A-Car,” “Alamo,” “Alamo Rent A Car,” “National” and “National Rent A Car,” in several cities in China and certain locations where Enterprise has operations. Any negative publicity involving such brands or deterioration in the quality of services provided by these subsidiaries of Enterprise may also harm our brand image.

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

Some of our vehicles have point deductions recorded on them due to customer traffic violations caught by automated traffic enforcement systems. For our vehicles to pass their mandatory biennial inspection, we coordinate with our customers who committed the traffic violations to offset the point deductions recorded on our vehicles by applying their available points. However, sometimes certain customers who committed the traffic violations refused or were unwilling to offset the point deductions by themselves. For example, if a customer travelled long way from Beijing to Hainan and committed a traffic violation when renting car in Hainan, he may be unwilling to flight back to Hainan for the sole purpose of offsetting his point deduction. In such cases, we may charge the customer a penalty fee according to the rental agreement, and may also need to engage a third-party agent to coordinate with the customer for settling the point deduction. Depending on the volume of vehicles due for inspection and the time required to coordinate with our customers, we sometimes have been unable to timely offset all the point deductions on our vehicles before their inspection dates, and may be unable to do so in the future. If we fail to promptly offset the point deductions recorded on our vehicles, our vehicles will not be able to pass the inspection and will be suspended from road use and disposition until all points deductions are offset, which may materially and adversely affect our business, results of operation and financial condition. Historically, the number of our vehicles that did not pass the mandatory vehicle inspection was minimal.

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

We are subject to financial and other restrictive covenants in our various debt related documents, including agreements governing our arrangements with various financing companies and entered into connection with our US$200 million senior unsecured notes and our $150 million syndicated bank facility. Financial covenants, include limitations on our ability to incur additional indebtedness with the other restrictive covenant including limitation on our ability to grant additional security interests, sell or dispose of certain assets, pay or distribute dividend, redeem or repurchase share capital, make certain capital contributions or investments, merger or consolidate with or acquire other companies, change the nature of our business, enter into derivative transactions, amend our charter documents and make loans.

Failure to meet any financial covenants or to comply with any other restrictive covenants in our current or future debt agreements may lead to a default by us under the terms of these agreements and entitle lenders to terminate their commitments to lend to us, where applicable, declare all outstanding indebtedness thereunder to be immediately due and payable and requires us to pay accrued and unpaid interest at higher interest rates, as the case may be. Furthermore, any event or default or acceleration of payment under any of such debt agreements may trigger cross-default or cross acceleration provisions in other agreements governing our indebtedness. If lenders accelerate the repayment of our borrowings, we may not have sufficient cash to timely repay the borrowings we may not be able to find alternative financing, and any repayment may disrupt our cash flow and liquidity plans. Even if we could obtain alternative financing, we cannot assure you that it would be on terms that are favorable or acceptable to us. Additionally, we have provided collateral under certain credit facilities. If we cannot repay these borrowings, lenders may take ownership of such collateral granted to them or choose to enforce their security rights thereunder. As a result, we may lose access to our assets pledged as collateral and be unable to engage in certain business activities or finance future operations or capital needs, and our business, financial condition and results of operations would be materially and adversely affected.

Shortage in vehicle supply or failure to pass on increased vehicle acquisition costs to customers may adversely affect our business and results of operations.

As of December 31, 2016, approximately 76% of our period-end fleet size were purchased through dealers of Volkswagen, SAIC Motor, PSA Peugeot Citroen and General Motors vehicles located in China. We may experience a shortage in the supply of certain vehicle models in the future. For example, if any supplier is unwilling or unable to provide us with vehicles in required quantities or to deliver vehicles on time, we may not be able to find alternative sources on satisfactory terms in a timely manner, or at all. If any shortage in vehicle supply occurs, our business and results of operations may be materially adversely affected.

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

As of December 31, 2016, we had 6,134 full-time and 737 part-time employees. We believe we will continue to hire additional employees to keep in line with our expansion.

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

In addition, we face risks and contingent losses resulting from car theft. We equip all of our vehicles with GPS-based tracking devices that monitor the precise location of the vehicles at all times, and a significant majority of such devices are covered by GPS product liability insurance. However, sophisticated thieves could locate and disable such devices, which may lead to an increase in our lost vehicles from car theft. Since our inception in 2006, we had written off a total of 162 vehicles as of December 31, 2016 as a result of car theft and other reasons. As we have not maintained any robbery or theft insurance for our vehicles, such losses may not be sufficiently covered by the GPS product liability insurance, which may adversely affect our results of operations.

Future investments and acquisitions could prove difficult to integrate, disrupt our business or lower our operating results.

Our growth strategy may involve the investment in or acquisition of businesses and/or entities, or entering into strategic partnerships or alliances in areas in which we do not currently operate, or have sufficient capacity to operate. For example, we previously invested in Travice Inc., the company operating the Kuaidi mobile taxi and car hailing app and later merged into DiDi, which investment was profitably sold in 2015. In January and June 2016, through entrusted bank loan arrangements we extended an aggregate of RMB50 million in credit to Shanghai Chenghuan Car Rental Company Limited, or Shanghai Chenghuan, a local car rentals and car services provider, with an initial one-year term (now extended to January 2018). We also have an option to convert our creditor rights into equity interests of Shanghai Chenghuan at a pre-determined valuation. Our future strategic investments and acquisitions may expose us to potential risks, including risks associated with:

•	potential loss of all or a portion of our investment;

•	fluctuations in our future financial results, such as potential decrease in our margins and profitability;

•	integration of new operations, services and personnel;

•	exposure to unforeseen or hidden liabilities;

•	diversion of resources from our existing businesses and technologies;

•	our failure to generate sufficient revenues to offset the costs of acquisitions; and

•	potential loss of, or harm to, relationships with suppliers, clients or employees.

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

We adopted the 2010 Performance Incentive Plan, or the 2010 Plan, in April 2010, which was amended and restated in December 2010 and August 2014. In October 2014, we adopted the 2014 Performance Incentive Plan, or the 2014 Plan, which became effective immediately after the completion of our initial public offering in November 2014. We are required to account for share-based compensation as an expense based on the grant date fair value of share options, restricted shares or other equity incentives to employees with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. As of the date of this annual report, a total of 3,369,500 options and 456,000 issued but not fully vested restricted shares granted under the 2010 Plan and the 2014 Plan were outstanding. If we grant more options, restricted shares or other equity incentives, we could incur significant compensation charges and our results of operations could be adversely affected.

An economic downturn could result in a decline in business and leisure travel activities, which could materially adversely affect our business.

Our results of operations are affected by many economic factors, including the level of economic activity in the car rental and car service industry in China. Any actual or perceived threat of a financial crisis in China could have an adverse impact on the car rental and car service industry, including a tightening of the credit markets, reduced business and leisure travels, reduced customer spending and volatile fuel prices. According to the National Bureau of Statistics of China, China’s GDP growth slowed to 6.7% in 2016. Any prolonged slowdown in China’s economy might lead to tightened credit market, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. In response to their perceived uncertainty in economic conditions, our customers may also delay, reduce or cancel their travel activities. To the extent any fluctuations in the Chinese economy significantly affect our customers’ demand for our services or change their spending habits, our results of operations may be materially adversely affected.

Disputes with our strategic partners may arise during our cooperation with such partners, which may result in indemnification or other claims against us and/or termination of the cooperation and have an adverse impact on our business, results of operations and prospects.

We have established strategic partnerships with two leading travel service providers, Enterprise and Ctrip. We are the designated and preferred business partner of Ctrip in providing car rental services and Ctrip integrated access to our online reservation system in its Ctrip Travel mobile application in June 2014 as part of our cooperation. In December 2014, we started to expand our chauffeured car services to a business-to-consumer model, primarily through Ctrip’s platform. In addition, our global affiliation agreement with Enterprise China, entered into in March 2012, provides a wide range of arrangements, including rental referrals and trademark licensing. In performing the obligations under these cooperation, disputes may arise with respect to matters such as the improper use of the relevant licensed intellectual property rights, non-compliance of performance standards, non-competition, resolutions of customer complaints, and reimbursement of expenses relating to rental referrals. We and our strategic partners may have different interpretations of certain contractual provisions in relevant agreement, in particular, the various provisions in these agreements that require, for instance, “reasonable efforts” in rental referrals and “commercially reasonable efforts” to facilitate and support the other party’s marketing activities. Our failure to resolve these disputes may subject us to indemnification or other claims from our strategic partners. In addition, our strategic partners may terminate these cooperation if we commit a material breach of relevant agreements. Such claims and/or termination of these agreements may adversely affect our business, results of operations and prospects.

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

In connection with management’s assessment of the effectiveness of our internal control over financial reporting for the year ended December 31, 2016, our management identified two material weaknesses and other control deficiencies in our internal control over financial reporting, and determined that as of December 31, 2016, our disclosure controls and procedures and our internal control over financial reporting were ineffective. See “Item 15 — Controls and Procedures.” Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting, as we are not required to comply with the auditor attestation requirements of Section 404 for as long as we are an emerging growth company, a status which prevails until the earlier of the fifth anniversary from the date of our initial public offering or until certain other specific criteria are met, pursuant to the JOBS Act. However, in connection with the audits of our consolidated financial statements as of and for the three years ended December 31, 2016, our independent registered public accounting firm identified the same material weaknesses and control deficiencies in our internal control over financial reporting as of December 31, 2016. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or the PCAOB, a “material weakness” is a significant deficiency, or combination of significant deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects our ability to initiate, authorize, record, process, or report external financial data reliably in accordance with U.S. GAAP such that there is more than a remote likelihood that a misstatement of our financial statements that is more than inconsequential will not be prevented or detected by our employees.

The material weaknesses identified related to insufficient accounting resources and expertise necessary to comply with U.S. GAAP and a lack of sufficient and documented financial closing policies and procedures, specifically those related to period end financial closing process, period end cut-off, account clarification and presentation. These material weaknesses were identified in the prior year and determined to be continuing matters as of December 31, 2016. Although we have taken measures and plan to continue to take measures to remedy these deficiencies, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting, and we may not conclude that they have been fully remedied. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that satisfies our reporting obligations. In addition, during the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other material weaknesses and deficiencies in our internal control over financial reporting. In addition, our independent registered public accounting firm has not undertaken a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. In light of the material weaknesses and control deficiencies that were identified as a result of the limited procedures performed, we believe it is possible that, had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses and control deficiencies may have been identified.

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

We incur increased costs as a result of being a public company, and may incur additional costs after we cease to qualify as an “emerging growth company.”

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the NYSE, impose various requirements on the corporate governance practices of public companies.

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

Substantially all of our business operations are conducted in China. As the car rental and car service industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during periods of general economic downturn. If China’s car rental and car service industry fails to grow as fast as it is forecasted, our focused car rentals and car services business will also be adversely affected. Accordingly, our business, results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. Although the Chinese economy is no longer a planned economy, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between Renminbi and foreign currencies, and regulate the growth of the general or a specific market. This government involvement has been instrumental in China’s significant growth in the past 30 years. The PRC government has adopted policies aimed at stimulating the economic growth in China. If the PRC government’s current or future policies fail to help the Chinese economy achieve further growth or if any aspect of the PRC government’s policies, such as measures related to the car rental and car service industry or on interest rate and tax regulations, limits the growth of the car rental and car service industry in China, our business, growth rate, strategies or results of operations could be materially and adversely affected.

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

In July 2016, Ministry of Transportation, together with other six governmental authorities, issued the Interim Measures for the Administration of Online Car Hailing Business Operations and Services which came into effect on November 1, 2016, or the Car Hailing Measures. The Car Hailing Measures require online car-hailing platform operators to obtain licenses from governmental authorities, be capable of providing online and offline services and meet certain conditions. The vehicles and drivers shall also meet certain conditions and obtain the online car hailing vehicle licenses and driver licenses respectively issued by the relevant governmental authorities to engage in online car hailing business. Following the Car Hailing Measures, some local governmental authorities in cities of Beijing, Shanghai, Guangzhou, Shenzhen, Hangzhou, Qingdao, Chongqing further adopted policies regarding the online car-hailing business operations and services in their administrative regions. In addition to the conditions set out in the Car Hailing Measures, almost all these local governments require that the vehicles engage in online car hailing business operations must be registered in the city administrative regions and meet certain vehicle conditions such as minimum wheel base, installment of GPS system and emergency alarm system. Beijing and Shanghai city governments specially require the drivers who engage in online car hailing business operations to have the city census register. We expect more cities may adopt similar local policies regarding the online car-hailing business operations and services. The Car Hailing Measures and those new local rules may materially increase our costs if we expand our business to operate an online car hailing platform.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE by complying with certain procedural requirements. However, approval from or registration with the appropriate government authorities is required where Renminbi are to be converted into foreign currencies and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. In January 2017, the SAFE issued the Notice on Further Promoting the Reform of Foreign Exchange Administration and Improving the Examination of Authenticity and Compliance, which continues to implement and improve the policies for the administration of outward remittance of foreign exchange profits from direct investment. A bank that handles outward remittance of profits more than US$50,000 for a domestic institution shall review documents provided by the domestic institution and verify the authenticity of the underlying transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Fluctuations in exchange rate may have a material adverse effect on our results of operations and the value of your investment.

The value of Renminbi against U.S. dollars and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. In July 2005, the PRC government changed its decade-old policy of pegging the value of Renminbi to U.S. dollars, and Renminbi appreciated more than 20% against U.S. dollars over the following three years. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates to achieve policy goals. During the period between July 2008 and June 2010, the exchange rates between Renminbi and the U.S. dollars had been stable and traded within a narrow range. However, Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with U.S. dollars. On June 20, 2010, the People’s Bank of China announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. On March 15, 2014, the People’s Bank of China announced that it further expanded the daily RMB against U.S. dollar trading band of the inter-bank spot foreign exchange market from 1% to 2% as of March 17, 2014, to allow Renminbi to move more freely and better reflect market supply and demand. On August 11, 12 and 13, 2015, the People’s Bank of China significantly devalued the Renminbi by fixing its price against the U.S. dollar 1.9%, 1.6%, and 1.1% lower than the previous day’s value, respectively. The value of the Renminbi depreciated approximately 5.8% and 6.2% against the U.S. dollar in 2015 and 2016, respectively. Renminbi was added to its group of global reserve currencies by The International Monetary Fund on November 30, 2015, which makes Renminbi to some extent more susceptible to market forces. It is difficult to predict how long the current situation may last and when and how the relationship between Renminbi and U.S. dollars may change again.

There remains significant international pressure on the PRC government to adopt a flexible currency policy. Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Substantially all of our revenues and costs are denominated in Renminbi, while a portion of our cash and cash equivalents from offshore financing activities, long-term loans payable and notes payable are denominated in U.S. dollars. An appreciation of the Renminbi against the U.S. dollar would make any new RMB-denominated expenditures more costly to us, to the extent that we need to convert U.S. dollars into Renminbi for such purposes; and it would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar-denominated financial assets into Renminbi, our reporting currency. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ADSs or make repayments for our debt denominated in U.S. Dollars, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

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

Under the PRC Enterprise Income Tax Law, or the EIT Law, and its Implementing Rules, an enterprise established outside of China whose “de facto management bodies” is located within the PRC is considered a PRC “resident enterprise” and will be subject to the uniform 25% PRC enterprise income tax rate on their global income. Under the Implementing Rules of the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and other assets of an enterprise. In addition, a tax circular issued by the State Administration of Taxation, or the SAT, on April 22, 2009, referred to as Circular 82, provides that certain Chinese-invested enterprises controlled by PRC enterprises or PRC enterprise groups and established outside of China will be classified as resident enterprises only if all the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors with voting rights. Circular 82 also clarified that dividends and other income paid by such resident enterprises will be considered to be PRC sourced income and subject to PRC enterprise income tax. The SAT issued an amendment to SAT Circular 82 delegating the authority to its provincial branches to determine whether a Chinese-invested entity which is established outside of China should be considered a PRC resident enterprise, in January 2014.

However, as Circular 82 and its amendment only applies to enterprises established outside of China that are controlled by PRC enterprises or PRC enterprise groups, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises controlled by foreign individuals and entities like us or our offshore subsidiaries. We believe that neither our company nor any of offshore subsidiaries meets all the criteria set forth in Circular 82, because as holding companies, their key assets and records, including board and shareholders resolutions and minutes of board meetings and shareholders meetings, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding company with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Therefore, we believe neither our company nor any of our offshore subsidiaries should be deemed as a “resident enterprise” for PRC tax purposes. However, the tax resident status of our offshore entities is subject to determination by relevant PRC tax authorities and uncertainties remain with respect to their interpretation of the term “de facto management body” as applicable to our offshore entities. We will continue to monitor our tax status.

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

The PRC government’s replacement of the business tax with a VAT may require us to pay more taxes.

Prior to January 1, 2012, pursuant to the Provisional Regulation of China on Business Tax and its Implementing Rules, an entity or individual rendering services in China was generally subject to a business tax at the rate of 5% on revenues generated from the provision of such services. In November 2011, the Ministry of Finance and the SAT promulgated relevant rules for a VAT Pilot Program, which imposed value-added tax, or VAT, in lieu of business tax, for certain industries and certain regions at the initial stage. The VAT Pilot Program was implemented for certain industries in Shanghai in January 2012, and was expanded to Beijing, Tianjing, Jiangsu, Zhejiang, Guangdong and other regions in August 2012. Since August 2013, the VAT Pilot Program has been expanded nationwide. On March 23, 2016, the Ministry of Finance and the SAT jointly issued the Notice on Comprehensive Implementation of the Pilot Program for Imposition of Value-Added Tax to Replace Business Tax, or the Notice. Pursuant to the Notice, the VAT became effective on May 1, 2016 and was implemented comprehensively across the country and extended to all industries. According to the VAT, entities and individuals engaging in the sale of services, intangible assets or fixed assets within the territory of the PRC are required to pay VAT instead of business tax.

Most of our key operating subsidiaries are located in Shanghai, Beijing, Guangzhou and other major cities in China, and since the implementation of VAT Pilot Program, we had been subject to a 17% VAT for car rental services, a 11% VAT for designated driving services and a 6% VAT for qualified management services, respectively, which had the effect of reducing our net revenues in the cities subject to VAT Pilot Program. Despite the decrease in net revenues resulted from the VAT Pilot Program, we were able to benefit from certain financial subsidies provided by local government authorities to offset such tax burdens during the pilot period. However, such financial subsidies ceased to apply after the nationwide implementation of VAT in May 2016. The nationwide implementation of VAT has an effect of reducing our net revenues in general, although we may be able to benefit from the deductible VAT that we paid for vehicle purchases and other suppliers to offset the increased tax payments. If we are unable to obtain sufficient qualified VAT invoices from our suppliers to offset the increased tax payments, the VAT will have a material adverse effect on our financial condition and results of operations.

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

On February 3, 2015, the SAT issued the Bulletin on Certain Issues Concerning the Enterprise Income Tax on the Indirect Transfer of Properties by Non-resident Enterprises, or Circular 7, which comes into effect upon issuance and abolishes certain provisions in Circular 698 and Bulletin 24 and also provides more guidance on a number of issues under Circular 698. Circular 7 stipulates that when a non-resident enterprise transfers the assets (including equity interests) in an overseas holding company, which directly or indirectly owns PRC taxable properties, including equity interests in a PRC company, or the PRC Taxable Assets, for the purposes of avoiding PRC enterprise income taxes through an arrangement without reasonable commercial purpose, such an indirect transfer should be re-characterized as a direct transfer of PRC Taxable Assets in accordance with the Enterprise Income Tax Law, unless the overall arrangements relating to an indirect transfer of PRC Taxable Assets satisfies either of the safe harbor rules: (i) where a non-resident enterprise derives income from the indirect transfer of PRC Taxable Assets by acquiring and selling equity interests of a same listed overseas company on a public market; or (ii) where the non-resident enterprise had directly held and transferred such PRC Taxable Assets, the income from the transfer of such PRC Taxable Assets would have been exempted from enterprise income tax in the PRC under an applicable tax treaty or arrangement.

As Circular 7 was newly implemented and only became effective in February 2015, there might be limited precedents regarding the application and enforcement of Circular 7 and it remains uncertain whether such exemptions or relevant provisions of Circular 7 will be applicable to the transactions such as our future disposal of subsidiaries, acquisitions of complementary businesses, or restructuring of our organizational structure where non-PRC resident investors and PRC Taxable Assets are involved. In addition, our transfer of a 100% equity interest in Elite Plus in June 2015 was subject to relevant provisions under Circular 7. Elite Plus is a British Virgin Islands company and currently holds a stake in Xiaoju Kuaizhi Inc., a Cayman Islands company with PRC operations. We have completed the tax filing and payment with the relevant PRC tax authorities for this transaction.

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

Under existing PRC foreign exchange regulation, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without approval from the PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. In January 2017, the SAFE issued the Notice on Further Promoting the Reform of Foreign Exchange Administration and Improving the Examination of Authenticity and Compliance, which continues to implement and improve the policies for the administration of outward remittance of foreign exchange profits from direct investment. A bank that handles outward remittance of profits more than US$50,000 for a domestic institution shall review documents provided by the domestic institution and verify the authenticity of the underlying transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders. Further, there is no assurance that new regulations will not be promulgated in the future that would have the effect of further restricting the ability of our operating subsidiaries to pay dividends or other distributions out of PRC.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from the offerings of any securities to make loans or additional capital contributions to our PRC operating subsidiaries.

In 2015 and 2016, we raised gross proceeds of approximately US$134.0 million from a private placement of common shares, US$200 million in aggregate principal amount from issuing senior unsecured notes due 2018, and US$150 million in aggregate principal amount from a syndicated loan facility. As an offshore holding company, our ability to make loans or additional capital contributions to our PRC operating subsidiaries is subject to PRC regulations and approvals and there are restrictions for us to make loans to our affiliated Chinese entities. These regulations and approvals may delay or prevent us from using the proceeds we received in the past or will receive in the future from the offerings of securities to make loans or additional capital contributions to our PRC operating subsidiaries and our affiliated Chinese entities, and impair our ability to fund and expand our business which may adversely affect our business, financial condition and result of operations.

For example, SAFE promulgated the Circular on the Relevant Operating Issues concerning Administration Improvement of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or Circular 142, on August 29, 2008. Under Circular 142, registered capital of a foreign-invested company settled in RMB converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC. In addition, foreign-invested companies may not change how they use such capital without SAFE’s approval, and may not in any case use such capital to repay RMB loans if they have not used the proceeds of such loans. In addition, to strengthen Circular 142, on November 9, 2011 the SAFE promulgated the Circular on Further Clarifying and Regulating Relevant Issues Concerning the Administration of Foreign Exchange under Capital Account, or Circular 45, which prohibits a foreign invested company from converting its registered capital in foreign exchange currency into RMB for the purpose of making domestic equity investments, granting entrusted loans, repaying inter-company loans, and repaying bank loans that have been transferred to a third party. Circular 142 and Circular 45 may significantly limit our ability to transfer the net proceeds from offerings of our securities or any future offering to our PRC subsidiaries and convert the net proceeds into RMB, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC. On March 30, 2015, the SAFE promulgated a Circular on Reforming of Administrative Methods Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Companies, or Circular 19, which became effective on June 1, 2015, superseding Circular 142. According to Circular 19, although it restates certain restrictions on use of investment capital in foreign currency by foreign invested company, it specifies that the registered capital of a foreign-invested company in foreign currency can be converted into RMB voluntarily and be allowed to use for equity investment in the PRC subject to certain reinvestment registration with local SAFE made by the invested company. In June 2016, SAFE promulgated SAFE Circular 16, which removed certain restrictions previously provided under several SAFE circulars, including SAFE Circular 19, in respect of conversion by a foreign-invested enterprise of foreign currency registered capital into RMB and use of such RMB capital. However, SAFE Circular 16 continues to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, and providing loans to non-affiliated enterprises except as permitted in the business scope.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular 16 and Circular 19, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from our offshore financing activities and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

Foreign ownership of certain types of Internet and mobile services is subject to restrictions under applicable PRC laws, rules and regulations. For example, a commercial operator of Internet content services must obtain a value-added telecommunication business operating license, an ICP license, issued by the appropriate telecommunications authorities. Our current major operations are not subject to ICP license requirements. To further expand our Internet and mobile services, in March 2014, we entered into a series of contractual arrangements with our PRC incorporated variable interest entity eHi Information, and its shareholders. eHi Information obtained the ICP license from the relevant telecommunication authorities on September 24, 2014. In January 2015, we entered into a series of contractual arrangements with our PRC incorporated variable interest entity eHi Car Sharing and its shareholders. eHi Car Sharing is currently not yet in operation.

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

Our PRC subsidiaries are incorporated in the PRC and are governed by applicable PRC income tax laws and regulations. Under the EIT Law and its Implementing Rules, both of which became effective on January 1, 2008, the PRC has adopted a uniform enterprise income tax rate of 25% for all PRC enterprises (including foreign-invested enterprises). The EIT Law and its Implementing Rules also permit qualified small-scaled enterprises with low profit margins to enjoy a reduced 20% enterprise income tax rate. On April 8, 2014, March 13, 2015, and September 2, 2015, the SAT and the MOF jointly issued three circulars, which further provided that, during the period between January 1, 2014 and December 31, 2016, between January 1, 2015 and December 31, 2017, and between October 1,2015 and December 31, 2017 respectively, if a qualified small-scaled enterprise with low profit margins has an annual taxable income of not more than RMB100,000, RMB200,000 and RMB300,000, respectively, then 50% of its taxable income can be exempted from enterprise income tax, reducing the effective enterprise income tax rate to 10%. Nine of our PRC subsidiaries were eligible for this tax incentive and paid enterprise income tax at a reduced rate of 10% for the taxable year of 2016. In addition, on December 29, 2015, the State Administration of Taxation issued the announcement on the “Pre-tax Weighted Deduction Policy for Corporate Research and Development Costs", which provided that in some permitted industries, certain research and development expenses could enjoy weighted deduction from the taxable income for the current year. One of our PRC subsidiaries, eHi Car Rental Management Services (Shanghai) Co., Ltd., or eHi Management, was eligible for the extra pre-tax deduction from research and development expenses for the taxable year of 2016.

In addition, some local governments allowed certain enterprises registered in their jurisdictions to receive certain government subsidies according to local policies. According to the agreements between a local government agency in Shanghai and eHi Rental and Shanghai Smart Brand, respectively, such local government agency agreed to grant to eHi Rental and Shanghai Smart Brand, at its own discretion, certain subsidies which are calculated based on a certain portion of the business taxes paid by eHi Rental and Shanghai Smart Brand based on their revenues. In 2014, 2015 and 2016, eHi Rental received government subsidies of RMB4.2 million, RMB4.4 million and RMB8.4 million (US$1.2 million), and Shanghai Smart Brand received government subsidies of RMB1.1 million, RMB0.9 million and RMB1.8 million (US$0.3 million), respectively. In 2016, eHi Management received government subsidies of RMB1.5 million (US$0.2 million). In 2015 and 2016, Shanghai Taihao Financial Leasing Co., Ltd., or Shanghai Taihao, received government subsidies of RMB2.6 million and RMB1.8 million (US$0.3 million), respectively.

Furthermore, the PRC government recently adopted the VAT Pilot Program, which was initiated in Shanghai and now is rolled out nationwide. Pursuant to this program, starting from January 1, 2012, our subsidiaries in Shanghai, including eHi Rental, are required to pay VAT instead of business tax. In February 2012, Shanghai Bureau of Finance and Bureau of Taxation jointly released the Notice [2012] No. 5 which provided a temporary financial subsidy in connection with the VAT Pilot Program, pursuant to which we received financial subsidies from various levels of local governments in relation to the VAT Pilot Program. In 2015, the government cancelled the temporary financial subsidy as the Notice [2012] No. 5 expired and the VAT has been applicable to all taxpayers from May 1, 2016. We also received government subsidies for the purchase of certain vehicle models approved by the local government as well as government grants for our technology achievements from the Scientific and Technological Commission of Shanghai. However, preferential tax treatments and government subsidies are subject to review and may be adjusted or revoked at any time in the future. The discontinuation of any preferential tax treatments or government subsidies available to us will cause our effective tax rate to increase, which will decrease our net income and our financial condition and result of operations may be materially and adversely affected.

Our legal rights to lease certain properties could be challenged, which could prevent us from continuing to operate the affected service locations or increase the costs associated with operating these service locations.

We rely on leases with third parties who either own the properties or lease the properties from the ultimate property owner. As of December 31, 2016, 195 of our service locations were leased from lessors who were unable to provide us with copies of title certificates or documents evidencing the authorization or consent of the owners of such properties, or leased with other title defects in property. Where the lessors do not have the proper legal right to lease the properties, the corresponding lease agreements may be deemed invalid. Furthermore, some properties may not be designated for commercial use. If we are not adequately indemnified by the lessors for our related losses, our business may be adversely affected. Some of the properties we lease from the third parties have been mortgaged by the owners prior to leasing to us. We may not be able to continue using such properties if the mortgage is foreclosed. In addition, under the PRC law, failure to register a lease agreement with the local housing bureau may result in the risk that we may not be able to continue to occupy the relevant properties if the lease is challenged by third parties. Our standard lease agreement generally requires the lessor to make such registrations, however, as of December 31, 2016, the lease agreements relating to a number of our service locations had not been duly registered by the relevant lessors. Accordingly, if these lessors do not have the appropriate titles to the properties or necessary approvals from the ultimate owners or fail to make the requisite registrations, or if the mortgage over the leased properties is foreclosed, we may be unable to continue to operate the affected properties or incur additional costs associated with operating these service locations.

Risks related to our ADSs

The trading price for our ADSs has fluctuated and may be volatile, which could result in substantial losses to investors.

The trading price for our ADSs has fluctuated since we listed our ADSs. In 2016, the trading price of our ADSs ranged from US$8.32 to US$13.70 per ADS, and the last reported trading price on April 26, 2017 was US$10.25 per ADS. The trading price for our ADSs may be volatile and subject to wide fluctuations in response to factors such as actual or anticipated fluctuations in our quarterly results of operations, changes in financial estimates by securities research analysts, changes in the economic performance or market valuations of other car rentals and car services providers, announcements by us or our competitors of material acquisitions, strategic partnerships, joint ventures or capital commitments, fluctuations of exchange rates between the Renminbi and the U.S. dollar, announcements regarding litigation or administrative proceedings involving us, release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs, sales or perceived sales of additional common shares or ADSs and economic or political conditions in China. In addition, the performance, and fluctuation in market prices, of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes of our ADSs. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these China-based companies’ securities after their offerings may affect the attitudes of investors toward China-based companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other China-based companies may also negatively affect the attitudes of investors towards China- based companies in general, including us, regardless of whether we have engaged in any inappropriate activities. Volatility in global capital markets, such as the recent global financial services and economic crises, could also have an adverse effect on the trading price of our ADSs. Furthermore, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the trading price of our ADSs.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. As of December 31, 2016, we had an aggregate of 139,917,575 common shares issued and outstanding based on our Cayman Islands registrar, of which 59,165,708 Class A common shares were represented by 29,582,854 ADSs (including 528,644 ADSs issued and reserved for the future exercise of options or the vesting of other awards under the 2010 Plan and the 2014 Plan). All our common shares represented by ADSs were freely transferable by persons other than our “affiliates” without restriction or additional registration under the Securities Act of 1933, or the Securities Act. The remaining common shares will be available for sale subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act and applicable lock-up agreements. In addition, certain holders of our common shares have the right to cause us to register the sale of those shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of the ADSs to decline. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

Due to the disparate voting powers attached to these two classes of common shares, Class B common shares issued and outstanding as of December 31, 2016, represented 51.0% of our total issued and outstanding shares and 91.2% of the then total voting power. Therefore, our Class B common shareholders will have decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, and their interest may not be aligned with us or other shareholders of our company. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A common shares and ADSs may view as beneficial, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs.

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

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2016 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, because the Cayman Islands law has no legislation specifically dedicated to the rights of investors in securities, and thus no statutorily defined private causes of action to investors in securities such as those found under the Securities Act or the Exchange Act in the United States, it provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

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

We believe we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2016. Although we intend to conduct our business activities in a manner to reduce the risk of our classification as a PFIC in the future, we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, and, because the value of our assets is likely to be determined in large part by reference to the market prices of our common shares and ADSs, which are likely to fluctuate, there can no assurance that we will not be classified as a PFIC in 2017 or any future taxable year. If we are a PFIC for any taxable year during which a U.S. investor holds our common shares or ADSs, certain adverse U.S. federal income tax consequences would apply to the U.S. investor. For details, please refer to Item 10.E, “Additional Information — Taxation.”

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

We commenced our business in 2006, which was initially focused on providing car services to premium corporate clients. In 2008, we began to provide car rentals to individual customers. Our company, eHi Car Services Limited (previously known as Prudent Choice International Limited or eHi Auto Services Limited), was incorporated in the Cayman Islands on August 3, 2007. eHi Car Services Limited is a holding company. Currently we operate our car rental and car services business through our PRC subsidiaries.

For our car rental business, we provide vehicles through our PRC subsidiaries Shanghai eHi Car Rental Co., Ltd., or eHi Rental, and eHi Auto Services (Jiangsu) Co., Ltd., or eHi Jiangsu, and their subsidiaries and branches in different cities; and we provide fleet management, information technology support and other car rental related services through eHi Car Rental Management Services (Shanghai) Co. Ltd., or eHi Management, which is a subsidiary of eHi Rental.

For our car services business, we provide vehicles through eHi Rental, eHi Jiangsu and their subsidiaries and branches, and provide chauffeur services through our PRC subsidiary Shanghai Smart Brand Auto Driving Services Co., Ltd., or Shanghai Smart Brand, and its subsidiaries and branches.

Our current major operations are not subject to the ICP license requirements. To further expand our Internet and mobile services, in March 2014, we entered into a series of contractual arrangements with our PRC incorporated variable interest entity Shanghai eHi Information Technology Service Co., Ltd., or eHi Information, and its shareholders. eHi Information obtained an ICP license from the relevant telecommunication authorities on September 24, 2014. eHi Information currently does not have any material operation. In January 2015, we entered into a series of contractual arrangements with our PRC incorporated variable interest entity Shanghai eHi Car Sharing Information Technology Co., Ltd., or eHi Car Sharing, and its shareholders. eHi Car Sharing is currently not yet in operation. For additional information on our organizational structure, see Item 4.C, “Information on the Company— Organizational Structure”.

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

In May 2015, we entered into definitive securities purchase agreements with Tiger Fund and SRS Funds, pursuant to which we agreed to issue a total of 22,337,924 of our Class A common shares to the buyers at a price of US$6.00 per Class A common share (equivalent to US$12.00 per ADS). We raised gross proceeds of approximately US$134.0 million from this private placement transaction. In addition, two of our shareholders, Ctrip and Crawford, also entered into definitive agreements with the buyers for the sale of an aggregate of 2,666,666 Class A common shares (including certain shares represented by ADSs) at a price of US$6.00 per Class A common share (equivalent to US$12.00 per ADS). On June 30, 2015, in connection with the private placement, we also entered into a registration rights agreement with Tiger Fund and SRS Funds, pursuant to which, at any time after the later of (i) November 22, 2015 and (ii) we have become eligible to register the purchased securities for resale on Form F-3, the holders of at least a majority of the purchased securities may request us to file no more than two registration statements in any 12-month period to register the purchased securities and their relevant equity rights. The registration rights set forth therein shall terminate on November 18, 2017.

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

In August 2016, we entered into a facility agreement of US$150 million in principal amount with a syndicate of banks, or the 2016 Facility. Pursuant to the 2016 Facility, 50% of the proceeds has been used to repay our existing indebtedness, and remaining proceeds will be used for fund capital expenditures and other general corporate purposes. The 2016 Facility is jointly and severally guaranteed by our existing and future-established offshore subsidiaries, subject to certain exceptions according to terms therein. The 2016 Facility bears a floating interest rate of LIBOR plus 3.50% margin per annum. We shall repay the 2016 Facility in full in three installments, subject to prepayment: (i) on May 31, 2018, 30% of the then outstanding principal amount; (ii) on November 30, 2018, 30% of the then outstanding principal amount; and (iii) on August 30, 2019, 40% of the then outstanding principal amount. We are also required to maintain a certain balance of cash deposit in the interest reserve account collateralized in favor of the lenders to cover three-month payable interests in connection with the 2016 Facility. As of December 31, 2016, US$1,547,240 of such required cash deposit was classified as restricted cash on our consolidated balance sheet.

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

Our services

Car rentals

We provide self-drive car rental services to both individual customers as well as corporate and institutional clients to meet their travel, leisure, business and ground transportation needs. Our short-term car rentals have a term of less than one year and are primarily provided to individual customers on an hourly, daily, weekly or monthly basis. Our long-term car rentals have a term of one year or longer and are primarily provided to corporate and institutional clients. In 2016, we derived approximately 78.9% of our net revenues from car rentals.

As of December 31, 2016, our car rentals were offered in 216 cities, 319 train stations and 97 airports across China through our extensive service network of 3,249 directly operated service locations. Our extensive service network enables our customers to pick up and return cars at any of our service locations. To better serve our customers, we also provide vehicle delivery and pickup services to customer-designated locations. To ensure the consistency of our service quality and customer experience, we directly operate all of our service locations rather than franchising or outsourcing them to third parties. In addition to our service network in China, we cooperate with Enterprise and provide our customers access to Enterprise’s car rental services outside China.

As of December 31, 2016, our car rental fleet included 53,658 vehicles of over 200 models primarily from major automobile manufacturers such as Volkswagen, SAIC Motor, PSA Peugeot Citroen and General Motors. Based on our operating experience, we observe that Chinese customers are generally more sensitive to rental vehicle models than western customers. The variety of our car classes and models enables our customers to choose the vehicles they prefer to. In the event that the vehicle model requested by a customer is not available, our proprietary technology platform will automatically advise the customer when such particular model will become available or if similar models are available at the selected time. The customer also has an option to choose to be put on a waiting list for the particular model requested. Through our user interface, our technology platform also provides information to customers about discounts, special offers and other promotions to encourage them to rent for a longer period or upgrade to a more premium vehicle model.

We provide convenient and efficient reservation channels to our customers, which primarily include our user-friendly website and dedicated mobile applications. We believe we were the first car services provider in China to introduce mobile applications for customers to make reservations. In 2016, approximately 17% and 79% of our car rentals were derived from reservations made through website and mobile applications, respectively. The remainder were derived from reservations made through offline channels such as our call center or walk-in customers. As social media gain popularity, we are also exploring ways for our customers to make car rental reservation though social networking platforms such as Tencent WeChat.

First-time users of our car rental services are required to register as members before making a reservation. After a customer chooses the start and end dates of the rental period, the type and model of vehicle and the location of vehicle pickup or delivery, our technology platform confirms the reservation on a real-time basis and sends an email and/or text message to the customer. Before handing over the vehicle to the customer, we perform checks on the customer’s driver’s license, identity card and credit card information. We only accept credit card payments for our car rental services and can trace the credit records of our car rental customers for risk management purposes. As of December 31, 2016, over 1.5 million registered members had used our car rental services. Approximately 66%, 68% and 66% of our short-term car rental transactions in 2014, 2015 and 2016, respectively, were generated from customers that used our services more than once.

A majority of our revenues derived from short-term car rental services are from our basic car rental service package, the charges for which include an hourly or daily rental fee, a transaction-based handling fee and a basic insurance charge. We also provide value-added services for customers to choose, such as increased insurance coverage. We have adopted a dynamic pricing mechanism to determine our rental rates. This mechanism determines a specific vehicle model’s rental rate based on its purchase price taking into consideration other variables such as pickup/drop-off time and location, the availability of our vehicles during such period at the location, prevailing prices, demand for such vehicle model and the length of rental period. Our management reviews the dynamic pricing system on a regular basis. Our customers typically bear the cost of gasoline consumed during the rental period.

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

In April 2017, we launched car sharing business initiative in Shanghai and Guangzhou. Car sharing business provides time sharing car rentals, with free floating to customers and a fully automated rental and payment process. Car sharing fee is calculated based on both rental time and driving distance by customers. Our car sharing business is currently at a very early stage and only complementary to our car rental business.

Car services

We provide chauffeured car services primarily to corporate and institutional clients. Our car services include routine services such as airport pickup and drop-off, inter-office transfers and other business transportation needs, as well as event-driven activities such as conventions, promotional tours and special events. We generally enter into long-term framework agreements with our corporate and institutional clients pursuant to which our vehicles and chauffeur services are provided by different subsidiaries. In 2016, we derived approximately 21.1% of net revenues from our car services operations.

As of December 31, 2016, car services were offered by us and our contracted service providers in 190 cities across China, with a focus on first-tier cities including Beijing, Shanghai, Guangzhou and Shenzhen. To accommodate occasional demands from some corporate and institutional clients, we retain contracted service providers to provide car services to our clients in cities where we currently do not provide such services or the demand for such services exceeds our existing capacity. During the peak time of our car services, we also deploy vehicles from our car rental fleet for cross-usage to meet the needs of our corporate and institutional clients.

As of December 31, 2016, our car services fleet consisted of 3,258 vehicles, which included a higher percentage of premium vehicle models compared to our car rental fleet, and we had over 2,735 well-trained drivers. Our sizable car services fleet and our flexibility to cross-use our car rental fleet for car services enable us to serve the diverse needs of corporate and institutional clients for a large number of chauffeured vehicles. Leveraging our established service network, infrastructure and technology platform, we believe we are well- positioned to capture and address the evolving demands for car services.

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

Our sizable fleet, broad geographic coverage and well-trained drivers enable us to provide tailored services to meet our corporate and institutional clients’ needs. As of December 31, 2016, we had over 37,000 corporate and institutional clients that used our car services. Our corporate accounts include many Global Fortune 500 companies in China. No single corporate or institutional client accounted for more than 5% of our net revenues in 2014, 2015 or 2016, respectively.

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

In December 2014, we started to expand our car services to business-to-consumer model, primarily through Ctrip’s platform. In July 2015, we began to cooperate with certain mobile car hailing service providers to provide car services to individual customers.

Our nationwide service network

Customers of our car rental services can pick up cars at any of our service locations in China after they make reservations through our website, mobile application or other channels. As of December 31, 2016, our car rental services were offered in 216 cities, 319 train stations and 97 airports in China through an extensive network of 3,249 directly operated service locations, which included 391 stores and 2,858 pick-up points. As of December 31, 2016, car services were offered by us and our contracted service providers in 190 cities across China, with a focus on first-tier cities including Beijing, Shanghai, Guangzhou and Shenzhen. Our extensive network enables us to consistently provide quality service nationwide and offer flexibility and convenience to our customers.

The following map and table set forth the geographic locations where we operated our car rentals and car services as of December 31, 2016:

	Car rentals			Car services
Cities or provinces	Cities	Stores	Pick-up points	Cities (1)
Key cities and provinces
Shanghai	1	43	198	1
Jiangsu	15	39	472	17
Guangdong (excluding Guangzhou and Shenzhen)	20	33	151	17
Guangzhou	1	27	68	1
Zhejiang	13	26	127	11
Shenzhen	1	24	65	1
Beijing	1	19	83	1
Other cities and provinces
Shandong	15	16	166	13
Hunan	12	13	167	14
Hubei	10	12	116	16
Liaoning	8	12	95	5
Fujian	9	11	27	6
Sichuan	13	10	243	6
Hebei	7	9	51	8
Anhui	12	9	26	8
Henan	9	8	48	13
Tianjin	1	7	52	1
Yunnan	7	7	32	1
Heilongjiang	4	7	72	2
Hainan	5	7	12	5
Jiangxi	11	6	173	9
Chongqing	1	6	112	1
Guangxi	8	6	39	5
Shaanxi	8	6	63	8
Shanxi	4	5	36	5
Jilin	3	5	10	2
Inner Mongolia	3	4	11	3
Gansu	3	4	22	2
Guizhou	5	3	14	4
Ningxia	1	3	14	1
Qinghai	3	2	84	1
Xinjiang	1	1	9	1
Xizang	1	1	0	1

Total	216	391	2,858	190

(1) Include cities where car services are provided by our contracted service providers.

Marketing and promotion

We believe that our leading position is in large part due to our strong brand recognition. We position our brand to be associated with convenience, reliability, innovation and satisfaction. We promote our business primarily through our principal website, www.1hai.cn. Furthermore, we believe we were the first car services provider in China to introduce mobile applications to make reservations in 2011. In addition to our website and mobile applications, our sales and marketing strategies utilize many other channels, such as third party websites and mobile applications, word-of-mouth referrals, keyword search, outdoor advertising, local sponsorships, public relations and digital and social media. As of December 31, 2016, our marketing staff consisted of 47 employees, primarily based in our Shanghai headquarters.

Car rentals

As of December 31, 2016, we had over 1.5 million registered members that used our car rental services. As mobile social media applications gain popularity, we shifted the focus of our marketing activities from traditional ways to social networking platforms such as Tencent WeChat, a popular mobile instant messaging application, and Weibo, a popular microblog platform website similar to Twitter. Our employees regularly follow the messages on these social media platforms to gain customer insights to improve the quality of our services. Our website also offers a customer sharing and discussion platform. “eHi Club”, our online club where our registered customers, mostly driving and travel enthusiasts, can organize group excursions, has been very helpful in increasing the stickiness of our existing customers.

In 2016, approximately 17% and 79% of our car rentals were derived from reservations made through website and mobile applications, respectively. In particular, the total number of our mobile application downloads increased from approximately 665,000 in 2014 to over 3.2 million in 2015 and further to over 18.4 million in 2016. Aside from the social networking platforms and mobile applications, our quality of service also played an important role in our brand promotion. Based on our internal survey and feedbacks from our car rental service customers, word-of-mouth referrals have become important channels for attracting new customers. In addition, to fully utilize our cross-selling opportunities, we have entered into promotion contracts with some of our corporate and institutional clients, pursuant to which we provide discounts on car rentals, test drive of specified car models or other add-on services and benefits to their employees or designated participants, which incentivizes them to use our services and further expands our customer base.

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

In December 2016, we entered into a multiyear marketing partnership with the NBA China and an endorsement agreement with NBA star Stephen Curry, which made the NBA China our official marketing partner and Stephen Curry our brand ambassador. We expect to promote our car rental services featuring our NBA China and Stephen Curry connections through various channels, such as placing virtual logo and advertisements during NBA games when they are broadcasted on CCTV and Tencent Video.

Car services

We provide car services mainly to corporate and institutional clients that entered into long-term framework agreements with us. As such, we have a dedicated corporate sales team targeting corporate and institutional clients across various industries. As of December 31, 2016, our corporate sales team included 131 sales persons across China.

For our car services, we have focused on creating a unique brand positioning and conveying our core values to our corporate and institutional clients through advertising and sponsorship activities, such as commercial fairs, business magazines and newspapers, as well as sales force coverage. In addition, we further strengthen our service quality and enhance brand recognition by providing tailored services according to specific corporate and institutional client’s needs, such as safety, equipment or procedural requirements. As of December 31, 2016, we had over 37,000 corporate and institutional clients that used our car services. We analyze our current and potential clients’ available data in our centralized database and design a unique, integrated corporate vehicle services plan for each client, which helps differentiate us from our competitors.

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

We have a dedicated service quality management team which constantly monitors our services and proactively seeks feedback from our customers. We encourage our customers to share their experience with us and provide feedbacks through our website, hotline or forums on major social media or messaging applications. We follow up on specific suggestions or complaints with both the customers and the relevant in-house teams. In certain cases, we offer loyalty membership points, refunds, coupons or other complimentary services to customers depending on the nature of their complaints and the extent of the loss or inconvenience suffered. We also incorporate frequently received complaints as case studies in our internal training programs to prevent repeat occurrences of the same complaint. We are dedicated to providing prompt solutions to customers’ complaints and actively learning from the experience of Enterprise in car rental services to further enhance the quality of our services.

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

Ctrip

Ctrip is a dominant player in the online travel agency business and a well-known travel brand in China. The cumulative downloads of the Ctrip Travel mobile application exceeded 2.9 billion as of December 31, 2016. We believe that there are significant synergies for Ctrip and us to cooperate and offer more competitive travel products to individual customers as well as corporate and institutional clients in China. We are the designated and preferred business partner of Ctrip in providing car rental services. Ctrip has integrated access to our car rental reservation system on its website since May 2012 and in its mobile applications since June 2014. In addition, in December 2014, we started to expand and promote our chauffeured car services to business-to-consumer model, primarily through Ctrip’s platform. Our partnership with Ctrip not only provides us with access to Ctrip’s user base and help us grow user traffic and revenue, but also enables us to benefit from the vision and experience of Ctrip and its Chairman and Chief Executive Officer, James Liang, a member of our board of directors, to further improve our technology platform, systems and customer services. While we maintain cooperation with Ctrip in various aspects, we have not entered into any written partnership agreement with Ctrip.

Others

In April 2016 and February 2017, we entered into memorandums of understanding to establish a strategic cooperation with SAIC Motor Corporation Limited, or SAIC, a leading automobile manufacturer listed on China’s A-share market, and China Yongda Automobiles Services Holdings Limited, or Yongda, a leading passenger vehicle retailer and comprehensive services provider listed on the Hong Kong Stock Exchange, respectively. We expect that these memorandums of understanding will enable us to cooperate closely with automobile manufacturers and retailers in various areas such as vehicle procurement and used car sales.

We currently cooperate with other leading e-commerce platforms and online travel agencies in China, as well as offline travel service providers and professional association, to promote our services. Our strategic partners include, among others, map.baidu.com, alipay.com, taobao.com, tuniu.com and the NBA China.

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

In January 2016, we entered into agreements with Shanghai Chenghuan Car Rental Company Limited, or Shanghai Chenghuan, pursuant to which we agreed to extend, through entrusted bank loans, an aggregate amount of RMB50 million to Shanghai Chenghuan. Shanghai Chenghuan is a middle-to-high-end car rentals and car services provider in the local market, and is an independent third party. Shanghai Chenghuan’s shareholders and affiliated companies provided certain security interests. Pursuant to these agreements, in January and June 2016, we extended RMB18 million and RMB32 million entrusted bank loans to Shanghai Chenghuan, respectively. The entrusted bank loans initially had a term of one year and bear an interest rate of 7.75% per annum. In January 2017, we extended the term of RMB18 million loan agreement for one year, which will be due in January 2018. We also have an option to convert our creditor rights into equity interest in Shanghai Chenghuan at a pre-determined valuation, and to waive the accrued interests on the loans upon such conversion.

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

The primary components of our technology platform include the following:

•	Online and mobile reservation system. Our online and mobile reservation system allows our customers to reserve vehicles through our website, mobile applications and various other reservation channels such as our call center or local stores, by email, text message and instant messengers, or through our sales channel partners. We have designed our website as a reliable, secure, user-friendly and convenient online reservation platform for our customers. We introduced mobile applications to make reservations in 2011 and believe we were the first car rental service provider in China to do so. The total number of our mobile application downloads increased from approximately 665,000 in 2014 to over 3.2 million in 2015 and further to over 18.4 million in 2016. In 2016, approximately 17% and 79% of our car rental services were derived from reservations made through website and mobile applications, respectively. Once our customers book our services online, they have around-the-clock access to the complete, real-time inventory of our fleet through our nationwide service network. Because all of our reservation and customer service data is fed back into our centralized databases on a real-time basis, we are able to track and analyze aggregated customer usage data to better allocate vehicles among different locations for the convenience of our customers.

•	Fleet management system. Our fleet management system manages and monitors our widely dispersed fleet, which comprised 56,916 vehicles as of December 31, 2016, with a comprehensive suite of tools focused on real time vehicle tracking, vehicle repair and maintenance, mileage and fuel consumption, insurance and dispatch. Each of our vehicles is equipped with a control unit, including a mobile data device, geographic positioning information system, wireless antennae and vehicle interface modules. This hardware system allows us to monitor our vehicles from our data centers on a real-time basis, provides us with a comprehensive set of fleet management data that is stored in our centralized databases, and improves fleet management efficiency and customer service quality.

•	Dynamic pricing mechanism. We have adopted a dynamic pricing mechanism to determine our rental rates. Our rental rates are automatically adjusted by our proprietary technology platform, which determines a specific vehicle model’s rental rate based on its purchase price, taking into consideration other variables, such as pickup/drop-off time and location, the availability of our vehicles during such period at such location, prevailing prices, demand of that specific vehicle model, and the length of rental period. Our management reviews our rental rates on a regular basis.

•	Service location management system. Our service location management system manages our reservations, inventory level and accounting functions at each of our stores. This system also monitors the key operating metrics and other operating data of each service location on a real-time basis.

•	Data analysis and operational metrics system. Our data analysis and operational metrics system enables us to conduct a thorough analysis of the vast amount of data received from our daily operations, including utilization rate, mileage, length of rental period, time interval from reservation to pick-up, and maintenance requirements of each of our vehicles. Through this system, we are able to efficiently adjust our operational strategies and policies to be in line with the availability of our vehicles and market demand as the quantitative analysis serve as key assessment instrument for management’s strategic decisions.

•	Payment and financial system. Our integrated payment and financial system enables our customers to recharge their accounts online and to make payments from their accounts. This system gives us real-time access to customer payment information, thereby improving the accuracy and efficiency of our financial reporting and allowing greater flexibility to scale our operations efficiently. Our financial system software also allows us to provide detailed and itemized bills for our corporate and institutional clients to accommodate their various internal financial reporting requirements.

•	Customer relationship management system. Our customer relationship management system improves our overall customer experience and manages our interactions with customers. This system enables us to track our customers’ rental history and preferences and conduct big data analysis, thereby allowing us to selectively offer tailored rental packages and other targeted marketing efforts.

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

Vehicle acquisition

As of December 31, 2016, our total period-end fleet size was 56,916 vehicles. We have a wide variety of vehicles, which include over 200 models primarily from major automobile manufacturers such as Volkswagen, SAIC Motor, PSA Peugeot Citroen and General Motors. As of December 31, 2016, approximately 34%, 16%, 16% and 10% of our vehicles were acquired from these major brands, respectively. We take into account customer preferences in fleet acquisition as we observed that customers in China are generally more sensitive to vehicle models compared to western customers. We also select vehicle models that have a liquid secondary market and seek to control fleet size of each vehicle model, thereby mitigating the pricing impact when we retire such vehicle model. In addition, in anticipation of the growing environmental awareness in Chinese market, we were the first car service provider in China to add alternative energy vehicles to our fleet to capitalize on a growing demand for such vehicles. The acquisition decision is made based on disciplined and systematic analysis, assisted by our proprietary demand forecast model and database. In addition, leveraging our large fleet size and procurement needs, we are able to directly negotiate with vehicle manufacturers and benefit from economies of scale through our centralized vehicle procurement. We also maintain good relationships with car dealers as an alternative channel for our vehicle procurement. As China’s car dealers tapped into used car sales market, in late 2014, we started to have some program car arrangements with car dealers, and in some cases with used car sales brokers and online platforms. Program cars refer to vehicles of which disposal price and holding period have been predetermined and fixed by agreements. Pursuant to program car agreements, we have the option to sell, and car dealers have the obligation to repurchase, or in some cases, used car sales brokers/online platforms have the obligation to purchase, our vehicles at a specified repurchase price and after a specified holding period (typically 12 to 24 months), subject to certain vehicle condition, mileage and holding period requirements. In 2014, 2015 and 2016, approximately 15%, 29% and 49% of the respective period-end fleet size were subject to such program car arrangements. The percentage of our newly purchased vehicles subject to such program car arrangements in future periods depends on a number of factors, including our expectations for future used car prices, our seasonal needs and the availability and attractiveness of car dealers’ program car arrangements.

We have financed our vehicle purchases through a variety of sources including our share issuances, note offering, sales of our strategic investments, bank borrowings and loans from third-party financing companies.

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

Repair and maintenance

As of December 31, 2016, we maintained 28 in-house vehicle repair and maintenance centers in 19 major cities in China, such as Shanghai and Beijing, which provide basic routine repair and maintenance functions for our local fleet. As of December 31, 2016, our repair and maintenance team consisted of 509 employees. We also engage qualified third-party contractors to perform major repair functions in other cities where we do not have such in-house centers. We expect to open additional in-house vehicle repair and maintenance centers in cities where our management determines that the size of our local fleet has justified the costs of such an in- house center. We expect such additional centers to bring benefits of economies of scale as we continue to expand our fleet size and geographical footprint.

Vehicle dispositions

We generally hold vehicles in our fleet for a term of three to four years, except for program cars which typically have a holding period of 12 to 24 months. We have developed an internal rating system to assess the general conditions of our vehicles, and dispose of our used vehicles through a variety of disposition channels, including auctions, brokered sales, dealers and online used car marketplaces, according to the rating results. We also maintain a well-managed vehicle disposition system with a deliberated decision making process taking into consideration market timing, disposal price and seasonality, pursuant to which we would adjust the holding period of our vehicles. For vehicles subject to program car arrangements, we have the option to sell, and car dealers have the obligation to repurchase, or in some cases, used car sales brokers/online platforms have the obligation to purchase, our vehicles at a specified repurchase price and after a specified holding period (typically 12 to 24 months), subject to certain vehicle condition, mileage and holding period requirements. Repurchase prices of program cars are generally based on a predetermined percentage of original vehicle cost and the month in which the vehicle is repurchased. We calculate the depreciation costs of such vehicles separately, based on their respective contractual repurchase prices and holding periods, and adjust the depreciation costs if the repurchase conditions of such vehicles are not met or we elect not to sell such vehicles as program cars. We believe program car arrangements could hedge certain risk from fluctuations in used car prices in the secondary market and offer additional alternatives of our vehicle acquisition and disposal channels.

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

As we provide comprehensive service offerings, we compete with different market participants in different market sectors at different levels. For car rentals, we compete with both national and regional players, such as Shenzhou, Didi and Shouqi. For business-to-business car services, we primarily compete with Avis China and Yongda. In late 2014, we started to expand our car services to a business-to-consumer model. Although it is only complementary to our business-to-business oriented car services, we may face competition from business-to-consumer car services providers such as Didi, UCAR(an affiliate company of Shenzhou) and Shouqi, all of which are GPS-based mobile taxi and car hailing service providers. In April 2017, we launched car sharing business initiative in Shanghai and Guangzhou, which is currently at a very early stage and only complementary to our car rental business. However, our car sharing business may compete with other national and regional car sharing players, such as Car2Go (operated by Daimler Mobility Services), GoFun (operated by Shouqi) and ToGo (operated by Beijing Tuge Technology Co., Ltd.).

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

Intellectual Property and Trademark

We believe our proprietary technology platform is critical to our business in China. As of December 31, 2016, we registered 20 software copyright in China.

We believe brand recognition is key to our success. As of December 31, 2016, we registered 306 trademarks, of which 287 trademarks were registered in the PRC and 19 trademarks were registered in other countries. Our registered trademarks include “eHi Car Rental” and , and other trademarks in connection with our brand name “eHi” and associated logos that we use or plan to use to market our services or to prevent others from competing with us by using similar logos. In addition, as of December 31, 2016, we registered 244 domain names in connection with our brand name to prevent any dilution of our brand name, of which 107 were registered in the PRC and 137 were registered in other countries.

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

•	Some provinces and cities do not have any specific local rules regulating car rental services.

•	Some local authorities promulgated local rules specifically regulating the car rental businesses. For example, the relevant local authority of Beijing promulgated specific local rules for car rental operations in Beijing including a notice issued on August 12, 2014. Car rental service providers in Beijing are required to make filings with the local transportation authority before they may commence their car rental businesses and make subsequent filings with the authority for any changes in the number of vehicles for rental and other relevant operational conditions and car rental service providers are strictly prohibited from facilitating to illegal operators. Beijing eHi Car Rental Co., Ltd. and the Beijing branch of eHi Rental duly completed their filings with the local authority in Beijing on December 15, 2010 and renewed their filing certificate on June 19, 2014. The filing certificate is valid until June 18, 2017 and we will renew the relevant filing certificate.

•	Although the Road Transportation Regulation does not include any provisions relating to car rental businesses, the local road transportation rules of certain provinces and cities, such as Shandong, Sichuan and Hubei and Suzhou require car rental service providers to obtain road transportation licenses from local authorities or make filing with local authorities covering their car rental businesses.

•	In some provinces and cities, local rules regulating taxi businesses also partially cover car rental operations, which may impose different requirements on car rental service providers from taxi service providers. For example, according to Shanghai Municipal Administrative Rules on Taxis, car rental service providers in Shanghai are required to obtain car rental licenses, which are different from taxi operation licenses, from the local transportation authority before commencing car rental businesses. eHi Rental obtained such a license on April 15, 2009 and renewed such license on December 15, 2014. The license is valid until December 31, 2017. Under the local rule in Shanghai, the total number of vehicles for rental, parking space, service locations and networks of car rental service providers are subject to the overall planning of the municipal government.

•	Some local authorities promulgated local rules, such as those in Beijing, Guangdong Province, Hubei Province, Chongqing, Xi’an and Kunming to require that the owner of a rental vehicle must be the same person operating the rental services.

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

Regulations on penalties for violation of traffic laws and regulations

According to Road Traffic Safety Law, penalties for violations of the law on road traffic safety include: disciplinary warning, fine, temporary suspension or revocation of motor vehicle driver’s license and detention. The traffic administration department of the public security authority may, on the basis of the technical traffic monitoring records, impose a penalty on the owner or manager of the motor vehicle involved in violation of law. If the driver can be identified, it may impose a penalty on the driver. On December 29, 2016, the city government of Shanghai also revised its local regulations on road traffic administration, which took effect on March 25, 2017, to enhance the road traffic management in the area of Shanghai including, among other things, imposing various penalties on activities of violations of traffic rules and it also clarified that it is prohibited that using other person’s driver’s license to deduct points, deducting points for other person and introducing the aforementioned behaviors.

Motor vehicles are subject to periodic inspection. According to Rules on Motor Vehicle Registration promulgated on May 27, 2008 and amended on September 12, 2012 by the MPS, before owners of motor vehicles apply for inspection on their motor vehicles, all the traffic violations related to their motor vehicles shall be settled.

Regulations on vehicle insurance

Pursuant to Road Traffic Safety Law, compulsory third party liability insurance must be purchased for each vehicle. Pursuant to Regulations on Compulsory Traffic Accident Liability Insurance for Motor Vehicles promulgated on March 21, 2006, amended on December 17, 2012 and February 6, 2016 by the State Council, owners or managers of motor vehicles driving on roads within China shall apply for the compulsory traffic accident liability insurance for their motor vehicles.

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

In addition, some cities in China such as Beijing, Shanghai, Shijiazhuang, Nanjing, Wuhan, Harbin, Jinan, Nanchang, Chengdu, Guiyang, Hangzhou, Changchun, Lanzhou, Guangzhou, Tianjin, Linfen, Langfang, Baoding and Dalian also have promulgated regulations or rules to prohibit vehicles with certain license plate from driving on road. For instance, in Beijing vehicles with restricted tail number of license plates are not allowed to drive within five rings road (excluding the fifth ring road) during 7:00 am to 20:00 pm each workday, and the vehicles with non-Beijing license plates shall also be subject to such restrictions. In Shanghai vehicles bearing non-Shanghai license plates are not allowed on certain roads during specified rush hours on workdays.

Regulations on online car hailing businesses

In July 2016, MOT, together with other six governmental authorities, issued the Car Hailing Measures. The Car Hailing Measures require online car-hailing platform operators to obtain licenses from governmental authorities, be capable of providing online and offline services and meet certain conditions. The vehicles and drivers shall also meet certain conditions and obtain the online car hailing vehicle licenses and driver licenses respectively issued by the relevant governmental authorities to engage in online car hailing business. Following the Car Hailing Measures, some local governmental authorities in cities of Beijing, Shanghai, Guangzhou, Shenzhen, Hangzhou, Qingdao, Chongqing city governments further adopted policies regarding the online car-hailing business operations and services in their administrative regions. In addition to the conditions set out in the Car Hailing Measures, almost all those local governments require that the vehicles engage in online car hailing business operations must be registered in the city administrative regions and meet certain vehicle conditions such as minimum wheel base, installing GPS system and emergency alarm system. Beijing and Shanghai city governments specially require the drivers engage in online car hailing business operations to have the city census register.

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

Our current major operations are not subject to the ICP license requirements. To further expand our Internet and mobile services, in March 2014, we entered into a series of contractual arrangements with eHi Information and its shareholders. In January 2015, we entered into a series of contractual arrangements with our PRC incorporated variable interest entity eHi Car Sharing and its shareholders. Both eHi Information and eHi Car Sharing are our variable interest entities in China. eHi Information obtained an ICP license from the relevant telecommunication authorities on September 24, 2014. eHi Car Sharing is currently not yet in operation.

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

Our PRC subsidiaries have registered 446 branches and obtained a business license for each of them as of December 31, 2016.

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

On January 24, 2014 the Ministry of Human Resources and Social Security promulgated Interim Provisions on Labor Dispatching, or Circular 22, effective from March 1, 2014, which provides that an employer shall strictly control the number of employees under labor dispatching arrangements and dispatched employees can only be used in temporary, ancillary and replaceable positions. The number of dispatched workers used by an employer shall be reduced to no more than 10% of the total number of its employees within two years after March 1, 2014. However, the labor contract and labor dispatching agreement lawfully concluded prior to the promulgation date of the Decision of the Standing Committee of the NPC on Revising the “Labor Contract Law of the PRC” may continue to be performed until the expiry of the above contract or agreement if expiry date of such contract or agreement is later than the day after two years calculating from March 1, 2014. If the employer fails to reduce the number of dispatched employees as required by Circular 22 and could not correct its practice after receiving warnings from government authority, the employer may be subject to a fine ranging from RMB1,000 to RMB5,000 per dispatched employee.

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

Regulation on PRC business tax and VAT

Prior to January 1, 2012, pursuant to the Provisional Regulation of China on Business Tax and its Implementing Rules, an entity or individual rendering services in China was generally subject to a business tax at the rate of 5% on revenues generated from the provision of such services. Since January 1, 2012, the MOF and the SAT have started to implement the VAT Pilot Program, which imposes VAT in lieu of business tax for certain industries in Shanghai. Since August 1, 2012, the VAT Pilot Program has been expanded to and implemented in other regions, including Beijing, Tianjin, Jiangsu, Zhejiang, Anhui, Fujian, Hubei, Guangdong. On May 24, 2013, the MOF and the SAT jointly issued Notice 37, which expanded the VAT Pilot Program nationwide starting on August 1, 2013. On December 12, 2013, the MOF and the SAT jointly issued Notice 106, effective on January 1, 2014, which replaced Notice 37 and improved some tax policies in the VAT Pilot Program. From May 1, 2016, the VAT were expanded to all business tax taxpayers. As a result of the VAT, an entity or individual rendering services in China is subject to VAT at the rate of 17%, 11% or 6%, as applicable.

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

On August 29, 2008, the SAFE promulgated a notice, Circular 142, regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice requires that the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, the SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Furthermore, on November 9, 2010, SAFE promulgated the Notice Relating to Strengthening the Administration of Foreign Exchange Businesses, which tightens the regulation on the settlement of net proceeds from overseas offerings , and requires (i) that the settlement of net proceeds must be consistent with the uses stated in the prospectus for the offering, and (ii) the submission of relevant board resolutions for the portion of proceeds that is over-subscripted or fall outside the uses stated in the prospectus. On March 30, 2015, the SAFE promulgated a Circular on Reforming of Administrative Methods Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Companies, or Circular 19, which became effective on June 1, 2015, superseding Circular 142. According to Circular 19, although it restates certain restrictions on use of investment capital in foreign currency by foreign invested company, it specifies that the registered capital of a foreign-invested company in foreign currency can be converted into RMB voluntarily and be allowed to use for equity investment in the PRC subject to certain reinvestment registration with local SAFE made by the invested company. In June 2016, SAFE promulgated SAFE Circular 16, which removed certain restrictions previously provided under several SAFE circulars, including SAFE Circular 19, in respect of conversion by a foreign-invested enterprise of foreign currency registered capital into RMB and use of such RMB capital. However, SAFE Circular 16 continues to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, and providing loans to non-affiliated enterprises except as permitted in the business scope.

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

In order to strengthen the protection of the rights and interests of computer software copyright owners, the State Council promulgated the Regulations on the Protection of Computer Software on December 20, 2001, which became effective on January 1, 2002 and amended it in 2011 and 2013, and the State Bureau of Copyright promulgated the Measures on the Registration of Computer Software Copyright on February 20, 2002, which was subsequently amended by the State Council in 2011. For the software copyrights of legal persons or other organizations, the term of protection for the software copyright is 50 years, ending on December 31 of the fiftieth year after the first publication of the software. The software copyright owner may follow registration procedures with the software registration institution authorized by the State Bureau of Copyright and obtain a Registration Certificate of Software Copyright, which is the prima facie proof of the registered copyright ownership. As of December 31, 2016, our PRC subsidiaries had registered the copyrights of 20 computer software in the PRC, and have obtained all Registration Certificates of Software Copyright.

Trademark

As of December 31, 2016, our PRC subsidiaries had registered 306 trademarks, of which 287 trademarks were registered in the PRC and 19 trademarks were registered in other countries. Registered trademarks are protected under the Trademark Law adopted on August 23, 1982 (effective on March 1, 1983) and amended on February 22, 1993 (effective on July 1, 1993), October 27, 2001 (effective on December 1, 2001) and August 30, 2013 (effective on May 1, 2014), the Trademark Office of the State Administration of Industry and Commerce (or the Trademark Office) is responsible for the registration and administration of trademarks throughout China and grants a term of ten years to registered trademarks. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark that has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark shall not prejudice the existing right of others obtained by priority, nor shall any person register in advance a trademark that has already been used by another person and has already gained “sufficient degree of reputation” through that person’s use. After receiving an application, the Trademark Office will make a public announcement if the relevant trademark passes the preliminary examination. Within three months after such public announcement, any person may file an opposition against a trademark that has passed a preliminary examination. The Trademark Office’s decisions on rejection, opposition or cancellation of an application may be appealed to the Trademark Review and Adjudication Board, whose decision may be further appealed through judicial proceedings.

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

Domain name

As of December 31, 2016, our PRC subsidiaries had registered 244 domain names, of which 107 were registered in the PRC and 137 were registered in other countries. On November 5, 2004, the Ministry of Industry and Information Technology promulgated the Measures for Administration of Domain Names for the Chinese Internet (or the Domain Name Measures, effective on December 20, 2004). The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “cn”. On May 29, 2012, the China Internet Network Information Center, or the CNNIC, issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names (effective on the promulgation date). On June 28, 2012, the CNNIC issued the Measures on Domain Name Disputes Resolution (effective on the promulgation date), pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes.

C.	Organizational Structure

We commenced our business in 2006, which was initially focused on providing car services to premium corporate clients. In 2008, we began to provide car rentals to individual customers. Our company, eHi Car Services Limited (previously known as Prudent Choice International Limited or eHi Auto Services Limited), was incorporated in the Cayman Islands on August 3, 2007. eHi Car Services Limited is a holding company. Currently we operate our car rental and car services business through our PRC subsidiaries. For our car rental business, we provide vehicles through our PRC subsidiaries eHi Rental and eHi Jiangsu, and their subsidiaries and branches in different cities; and we provide fleet management, information technology support and other car rental related services through eHi Management, which is a subsidiary of eHi Rental. For our car services business, we provide vehicles through eHi Rental, eHi Jiangsu and their subsidiaries and branches, and provide chauffeur services through our PRC subsidiary Shanghai Smart Brand, and its subsidiaries and branches.

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

In November 2015, we, through eHi Rental, established a wholly owned subsidiary eHi Management. eHi Management was incorporated to operate car rental management and related software development business.

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

Our current major operations are not subject to the ICP license requirements. In March 2014, we entered into a series of contractual arrangements with our PRC incorporated variable interest entity eHi Information, and its shareholders to further expand our Internet and mobile services. Such contractual arrangements enable us to exercise effective control over the operations of eHi Information which resulted in the consolidation of eHi Information by eHi Rental. eHi Information obtained the ICP license from the relevant telecommunication authorities on September 24, 2014. eHi Information currently does not have any material operation. In January 2015, we entered into a series of contractual arrangements with our PRC incorporated variable interest entity eHi Car Sharing and its shareholders. eHi Car Sharing is currently not yet in operation.

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

In August 2016, we entered into a US$150 million in principal amount syndicated bank facility, or the 2016 Facility. The 2016 Facility was offered by our Cayman holding company, and our existing and future-established offshore subsidiaries are required to jointly and several guarantee the facility, subject to certain exceptions. We are also required to maintain a certain balance of cash deposit in the interest reserve account collateralized in favor of the lenders to cover three-month payable interests in connection with the 2016 Facility. We shall repay the 2016 Facility in full in three installments, subject to prepayment.

The following diagram illustrates our principal corporate structure as of the date of this Form 20-F:

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

Our corporate headquarters are located in Shanghai, China, where we own a gross floor area of approximately 2,240 square meters and lease an aggregate gross floor area of approximately 975 square meters, for our general administration as well as to process reservations for our car services and maintain our proprietary technology platform.

As of December 31, 2016, we directly operated a total of 3,249 service locations in 216 cities across China. Our lease agreements for office space of our stores generally have a term of one to three years. All of our service locations have a standardized design, appearance, decoration, color scheme and display. We select locations for our stores and pick-up points based on criteria including convenient access to transportation hubs, major office buildings, shopping centers or universities, which we believe have more potential for sustainable and increasing demand for our services.

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

Our one-stop comprehensive services include the following:

•	Car rentals. We provide self-drive car rental services to both individual customers as well as corporate and institutional clients to meet their travel, leisure, business and ground transportation needs. Our short-term car rentals have a term of less than one year and are primarily provided to individual customers on an hourly, daily, weekly or monthly basis. Our long-term car rentals have a term of one year or longer and are primarily provided to corporate and institutional clients. As of December 31, 2016, our car rental fleet included 53,658 vehicles of over 200 models primarily from major automobile manufacturers. In 2016, we derived approximately 78.9% of our net revenues from car rentals.

•	Car services. We provide chauffeured car services primarily to corporate and institutional clients, including many Fortune 500 companies in China. Our car services include routine services such as airport pickup and drop-off, inter-office transfers and other business transportation needs, as well as event-driven activities such as conventions, promotional tours and special events. We generally enter into long-term framework agreements with our corporate and institutional clients pursuant to which our vehicles and chauffeur services are provided by different subsidiaries. With 3,258 vehicles and 2,735 drivers as of December 31, 2016, our car services were offered by us and our contracted service providers in 190 cities across China, with a focus on first-tier cities including Beijing, Shanghai, Guangzhou and Shenzhen. In 2016, we derived approximately 21.1% of our net revenues from car services.

Factors Affecting Our Results of Operations

We believe that the most significant macro-level factors affecting our results of operations include:

•	health of the global economy and the growth and development of China’s economy;

•	overall growth of China’s car services industry;

•	automobile ownership penetration rate and the number of driver license holders in China;

•	increasing demand for leisure travel and shift in lifestyle in China towards driving as a preferred means of travel;

•	growth of transportation infrastructure in China;

•	the emergence of alternative transportation service models such as car-hailing, car-sharing, ride-sharing businesses and innovation of driver-less vehicles services; and

•	governmental regulations and measures relating to vehicle purchase, ownership and usage and tax policies.

Our results of operations in any given period are more directly affected by company specific factors, including:

•	Fleet utilization. Our ability to effectively utilize our fleet will have a material effect on our results of operations. We view our entire vehicle fleet as one pool of assets that are cross-utilizable, and we re-deploy our fleet to complement different demand cycles. Factors affecting the utilization of our fleet include, among others, our fleet size, the demand for our services, our pricing, our customer experience, the effective management of our operations through our proprietary technology platform, and the competitive landscape of car services market in China. In 2014, 2015 and 2016, the fleet utilization rate of our car rental fleet was 71.8%, 71.4% and 72.4%, respectively.

•	Fleet size and geographic coverage. Expansion of our fleet size and geographic coverage is essential to the growth of our business. We had grown our total fleet size from 19,746 vehicles as of December 31, 2014 to 38,070 vehicles as of December 31, 2015 and further to 56,916 vehicles as of December 31, 2016, and expanded our geographic coverage from 99 cities as of December 31, 2014 to 151 cities as of December 31, 2015 and further to 216 cities as of December 31, 2016. We intend to continue to expand our total fleet size, further penetrate our existing markets, and extend our services to selected new cities which have strong growth potential and are close to our existing markets, transportation hubs or tourist spots. Our business and results of operations will depend significantly on our ability to expand fleet size and geographic coverage in a timely manner.

•	Pricing. We have adopted a dynamic pricing mechanism to determine our rental rates for car rentals. This mechanism determines a specific vehicle model’s rental rate based on its purchase price taking into consideration other variables such as pickup/drop-off time and location, the availability of our vehicles during such period at the location, prevailing market prices, demand for such vehicle model and the length of rental period. Operating expenses such as store expenses and other executory costs are not significant considerations in determining our car rental rates. Our management reviews our rental rates for car rentals on a regular basis.

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

•	Finance costs. We use banks and third-party financing companies to finance the procurement of a portion of our fleet. Also, in 2015 we closed a US$200 million note offering and in August 2016 entered into a US$150 million syndicated loan facility, to fund our fleet procurement activities, refinance existing debt and provides capital for general corporate purposes. Given our large fleet size and procurement needs, our operating results could be materially impacted by any failure to obtain proper financing sources or to properly manage related finance costs.

•	Vehicle acquisition and disposition and our ability to control operating expenses. Vehicle purchases have historically accounted for, and are expected to continue to account for, most of our capital expenditures. To provide our customers with vehicles in good condition, we typically hold vehicles in our fleet for three to four years, except for program cars which typically have a holding period of 12 to 24 months. The difference between the disposal price of a used vehicle and the residual book value of such vehicle is recorded as a gain or loss under our depreciation expenses. Therefore, our ability to dispose of retired vehicles at optimal prices will have a material effect on our results of operations.

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

The following tables set forth our key operating metrics as of the dates and for the periods indicated:

Period-end fleet size(1) (2)

	As of December 31,
	2014(1)	2015(2)	2016(2)
Car rentals	18,416	35,647	53,658
Car services	1,330	2,423	3,258
Total	19,746	38,070	56,916

(1) “Period-end fleet size” refers to the aggregate number of vehicles in our car rentals and car services fleets as of the last day of a given period to which we hold legal title, including vehicles that we have written off in accordance with our accounting policy and vehicles that are currently missing but have not been written off. The period-end fleet size of 2014 included 140 vehicles, which we had written off from our balance sheet as of December 31, 2014, in accordance with our accounting policy.

(2) In 2015, we adopted a revised definition of “Period-end fleet size”, which refers to the aggregate number of vehicles in our car rentals and car services fleets as of the last day of a given period which we hold legal title to and also reflect in our balance sheet, including vehicles that are currently missing but have not been written off. The period-end fleet size as of December 31, 2015 excluded 151 vehicles which we had written off from our balance sheet as of December 31, 2015, and the period-end fleet size as of December 31, 2016 excluded 162 vehicles which we had written off from our balance sheet as of December 31, 2016, in accordance with our accounting policy.

Car rentals and car services

	For the Years Ended
	December 31,
	2014	2015	2016
Average available fleet size(1)	14,111	26,460	38,944
RevPAC (RMB)(2)	165	150	148

Car rentals

	For the Years Ended December 31,
	2014	2015	2016
Average available fleet size(1)	12,955	24,573	36,455
RevPAC (RMB)(2)	127	123	125
Fleet utilization rate (%)(3)	71.8	71.4	72.4

Car services

	For the Years Ended December 31,
	2014	2015	2016
Average available fleet size(1)	1,156	1,887	2,489
RevPAC (RMB)(2)	598	508	490

(1) “Average available fleet size” is calculated by dividing the aggregate number of days in which our fleet was in operation during a given period by the total number of days during the same period. In determining the size of our fleet in operation, we include all vehicles in our car rentals and car services fleets except for vehicles that have been written off in accordance with our accounting policy and vehicles that have not been consistently made available for rent and that we may consider to dispose of when appropriate opportunities arise.

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

	For the Year Ended December 31,
	2014		2015		2016
		% of Net		% of Net			% of Net
	RMB	Revenues	RMB	Revenues	RMB	US$	Revenues
	(in thousands, except percentages)
Car rentals	598,792	70.3%	1,100,579	75.9%	1,663,546	239,600	78.9%
Car services	252,373	29.7	350,051	24.1	445,398	64,151	21.1
Total net revenues	851,165	100.0%	1,450,630	100.0%	2,108,944	303,751	100.0%

Car rentals

We provide self-drive car rental services to both individual customers as well as corporate and institutional clients. Our short-term car rentals have a term of less than one year and are primarily provided to individual customers on an hourly, daily, weekly or monthly basis. A majority of our revenues derived from short-term car rentals are from our basic car rental service package, the charges for which include an hourly or daily rental fee, a transaction based handling fee and a basic insurance charge. We also derive a small portion of short-term car rentals revenues from fees and charges for premium services such as increased insurance coverage, GPS-based navigation device rentals, charges for inter-city return, and excess mileage charges. Our long-term car rentals have a term of one year or longer and are primarily provided to corporate and institutional clients at a negotiated rental rate under long-term contracts.

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

The principal components of our cost of revenues include vehicle-related depreciation, payroll-related expenses, vehicle insurance expenses, fuel expenses, store expenses, vehicle repair and maintenance expenses as well as car rental expenses. The following table sets forth the components of our cost of revenues for the periods indicated:

	For the Years Ended December 31,
	2014		2015		2016
	RMB	% of Net Revenues	RMB	% of Net Revenues	RMB	US$	% of Net Revenues
	(in thousands, except percentages)
Net revenues	851,165	100.0%	1,450,630	100.0%	2,108,944	303,751	100.0%
Cost of revenues:
Vehicle-related depreciation	277,336	32.6	457,479	31.5	653,347	94,102	31.0
Payroll-related expenses	162,965	19.1	252,015	17.4	361,630	52,085	17.1
Vehicle insurance expenses	72,190	8.5	116,491	8.0	113,490	16,346	5.4
Fuel expenses	56,236	6.6	70,019	4.8	94,508	13,612	4.5
Store expenses	48,135	5.7	76,041	5.2	102,330	14,739	4.9
Vehicle repair and maintenance expenses	45,319	5.3	64,126	4.4	77,843	11,212	3.7
Car rental expenses	32,237	3.8	44,274	3.1	42,405	6,107	2.0
Others	24,281	2.8	57,533	4.0	69,728	10,043	3.3
Total cost of revenues	718,699	84.4%	1,137,978	78.4%	1,515,281	218,246	71.9%

Vehicle-related depreciation. A significant component of our cost of revenues is vehicle-related depreciation. As our fleet continues to grow, depreciation has become, and will continue to be, a significant portion of our cost of revenues. Our depreciation expenses are also affected by the following factors, some of which may be beyond our control: (i) our average vehicle and in-car equipment acquisition cost, (ii) our management’s periodic review of present and estimated future market conditions and their effect on residual values of our vehicles at the time of disposal, (iii) provision or write-off in connection with our lost or stolen vehicles, and (iv) any gain or loss resulting from vehicle disposals. Depreciation begins when three criteria are met: (i) the license plate for the vehicle is obtained, (ii) insurance for the vehicle becomes effective, and (iii) a GPS-based tracking device is installed on the vehicle, which allows our proprietary technology platform to monitor the location of the vehicle.

Payroll-related expenses. Our payroll-related expenses primarily consist of salaries, social insurance and welfare benefits of our employees directly involved in vehicle operations. Our full-time employees who were directly involved in vehicle operations and services increased from 3,901 as of December 31, 2015 to 4,858 as of December 31, 2016, including 2,735 drivers. We expect the number of our employees to continue to increase along with the expansion of our operations. As overall wages in China continue to increase, we expect our labor costs to continue to rise in the foreseeable future. We seek to maintain compensation levels in accordance with prevailing trends in our industry.

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

Selling and marketing expenses

Selling and marketing expenses consist primarily of advertising and promotion expenses. We have historically promoted our brand and services primarily through online channels, such as search engines, social network websites and Internet portals. We also utilize offline advertising channels, such as outdoor advertising. Attributable to our commitment to enhanced customer experience, we have built a broad and diverse customer base and are increasingly benefiting from word-of-mouth referrals, thereby lowering the growth rate of our selling and marketing expenses. Selling and marketing expenses also include payroll-related expenses in connection with our sales and marketing force as well as commission fee paid to sale channels. Other selling and marketing expenses include other miscellaneous fees related to our sales and promotion activities.

The following table sets forth the key components of our selling and marketing expenses for the periods indicated:

	For the Years Ended December 31,
	2014		2015		2016
	RMB	% of Net Revenues	RMB	% of Net Revenues	RMB	US$	% of Net Revenues
	(in thousands, except percentages)
Net revenues	851,165	100.0%	1,450,630	100.0%	2,108,944	303,751	100.0%
Selling and marketing expenses:
Advertising and promotion expenses	16,105	1.9	28,947	2.0	38,968	5,613	1.8
Payroll-related expenses	13,566	1.6	16,116	1.1	21,871	3,150	1.0
Commission fee	1,619	0.2	16,616	1.1	29,852	4,300	1.4
Others	4,026	0.4	3,380	0.3	6,497	935	0.3
Total selling and marketing expenses	35,316	4.1%	65,059	4.5%	97,188	13,998	4.6%

General and administrative expenses

General and administrative expenses consist primarily of (i) payroll-related expenses relating to our administrative and management functions, (ii) share-based compensation expenses, (iii) professional services fees paid to external advisers, (iv) office rental expenses for our headquarters, (v) bank charges related to service fees charged by payment agencies and banks in connection with payments to us made by our customers, (vi) travel expenses for business trips, (vii) depreciation expenses, and (viii) other administrative expenses.

The increases in our general and administrative expenses from 2014 to 2016 primarily reflected our business expansion and share-based compensation charges associated with options and restricted shares. We also recorded significant external professional services fees in 2014, 2015 and 2016 in connection with our financing activities. We expect our general and administrative expenses to continue to increase in absolute amounts as our business expands and as we become a public company resulting in significant reporting and compliance costs. We believe our facilities and proprietary technology platform enable us to support a substantial further increase in net revenues without causing a proportionate increase in our general and administrative expenses, and as a result, we expect our general and administrative expenses as a percentage of our net revenues to decline in the long run as we grow our business.

The following table sets forth the key components of our general and administrative expenses for the periods indicated:

	For the Year Ended December 31,
	2014		2015		2016
	RMB	% of Net Revenues	RMB	% of Net Revenues	RMB	US$	% of Net Revenues
	(in thousands, except percentages )
Net revenues	851,165	100.0%	1,450,630	100.0%	2,108,944	303,751	100.0%
General and administrative expenses:
Payroll-related expenses	66,338	7.8	89,955	6.2	108,993	15,698	5.1
Share-based compensation	12,058	1.4	12,727	0.9	14,800	2,131	0.7
Professional fees	10,693	1.3	20,223	1.4	24,977	3,597	1.2
Office rental expenses	7,940	0.9	13,215	0.9	16,030	2,309	0.8
Bank charge	7,153	0.8	10,255	0.7	12,174	1,753	0.6
Travel expense	4,858	0.6	13,017	0.9	13,957	2,010	0.7
Depreciation expense	2,156	0.3	1,790	0.1	2,475	357	0.1
Others	20,929	2.4	22,367	1.6	58,532	8,431	2.7
Total general and administrative expenses	132,125	15.5%	183,549	12.7%	251,938	36,286	11.9%

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

Share-based compensation expenses

We recognize share-based compensation based on the grant date fair value of equity awards, with compensation expense recognized over the period in which the grantee is required to provide services to our company in exchange for the equity award. Share-based compensation expense is classified in the consolidated statements of comprehensive income (loss) based upon the job function of the grantee. We recognized share-based compensation expenses related to restricted shares or share options granted to certain directors, officers and employees for their services to us in the amount of RMB12.7 million, RMB14.0 million and RMB16.0 million (US$2.3 million) in 2014, 2015 and 2016, respectively.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Our wholly owned Hong Kong subsidiaries, eHi Hong Kong and L&L, are subject to Hong Kong profit tax on their activities conducted in Hong Kong. No provision for Hong Kong profits tax has been made in the consolidated financial statements as eHi Hong Kong and L&L had no assessable income in 2014, 2015 and 2016. Dividends from our Hong Kong subsidiaries to us are exempt from withholding tax.

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

In addition, the EIT Law treats enterprises established outside of China that have “de facto management bodies” located in China as PRC resident enterprises for tax purposes. Under the EIT Law and its Implementing Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and other assets of an enterprise. In addition, Circular 82 provides that certain Chinese-invested enterprises controlled by PRC enterprises or PRC enterprise groups and established outside of China will be classified as resident enterprises only if all the following items are located or resident in China: (i) senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; (ii) key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and (iii) half or more of the senior management or directors with voting rights. Circular 82 also clarified that dividends and other income paid by such resident enterprises will be considered as PRC sourced income and be subject to PRC enterprise income tax. In January 2014, the SAT further issued an amendment to Circular 82 delegating the authority to its provincial branches to determine whether a Chinese-invested established outside China should be considered a PRC resident enterprise. We have not been informed by any PRC tax authorities that we or any of our offshore subsidiaries are treated as a resident enterprise for PRC tax purposes as of the date of this annual report. However, PRC tax authorities could make such a determination in the future, and if considered a resident enterprise for PRC tax purposes, our company would be subject to the PRC enterprise income tax on our global income.

Since January 1, 2012, the MOF and the SAT have started to implement the VAT Pilot Program, providing that companies which are classified by Shanghai’s local tax authorities as in transportation or certain modern service sectors are required to pay VAT, instead of business tax. Since August 1, 2012, the VAT Pilot Program has been expanded to and implemented in other regions, including Beijing, Tianjin, Jiangsu, Zhejiang, Anhui, Fujian, Hubei and Guangdong. Since August 1, 2013, the VAT Pilot Program has been expanded nationwide. On March 23, 2016, the Ministry of Finance and the SAT jointly issued the Notice on Comprehensive Implementation of the Pilot Program for Imposition of Value-Added Tax to Replace Business Tax, pursuant to which the VAT was implemented comprehensively across the country and extended to all industries, effective from May 1, 2016. As a result of the VAT, in general, we are subject to a 17% VAT for car rental services, an 11% VAT for designated driving services and a 6% VAT for qualified management services, respectively.

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

Vehicles

The initial cost of a vehicle is comprised of purchase price, plus any costs directly attributable to bringing the vehicle to the location and condition necessary for its intended use. Depreciation of vehicles is recorded on a straight-line basis, after consideration of expected holding periods and estimates of residual values. We expect to hold our vehicles generally for a period of approximately three to four years, except for program cars which typically have a holding period of 12 to 24 months. We estimate residual value of our vehicles which are not subject to the program car arrangements typically based on the current market price for used vehicles we obtained from used vehicles dealers or the used car market of similar models. However, the used vehicle market in China is still relatively premature and the price for similar vehicles could vary in different cities throughout the country depending on local market factors. We monitor accounting estimates relating to our vehicles on a quarterly basis, including the used vehicle market as well as the selling price of our vehicles when disposed of to assess the appropriateness of our estimated residual value. Changes made to estimates such as the estimated useful lives or residual values are reflected in vehicle related depreciation expense on a prospective basis. In addition, depreciation expenses associated with vehicles subject to the program car arrangements are recorded based on their respective contractual repurchase prices and holding periods, and are adjusted if the repurchase conditions of such vehicles are not met or we elect not to sell such vehicles as program cars. A 1% increase or decrease in the estimated residual value of vehicles which are not subject to the program car arrangements would result in a corresponding decrease or increase in the vehicle related depreciation expense by RMB17.5 million (US$2.5 million) for the year ended December 31, 2016. Gain or loss on disposal of vehicles is calculated as the difference between the net sales proceeds and the carrying amount of the vehicle, and such amount is recognized as an adjustment to the vehicle related depreciation expense as part of cost of revenues in the consolidated statements of comprehensive income (loss).

Vehicles that are available or unavailable for immediate rental (such as vehicles under repair and maintenance or vehicles in- transit) are subject to the same accounting treatment including recording of depreciation expense, impairment assessments, and periodic analysis of estimated useful lives and salvage value. We monitor activities and utilization of our vehicles on a regular basis via the installed GPS equipment. Vehicles that cannot be tracked via the installed GPS equipment and cannot be otherwise located are considered missing and/or lost. We have a dedicated department to locate and recover vehicles in this category and have a history of recovering a majority of such vehicles within the first six months after the time they could not be located. We write off the net carrying value of the vehicle and record a loss in our operating results if a vehicle cannot be tracked via the installed GPS system for more than six months and cannot be otherwise located, as we believe that the chance of recovering a vehicle in such circumstances is remote.

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

Government grants and subsidy income

We receive government subsidies in the PRC from various levels of local governments from time to time which are granted for general corporate purposes and to support our ongoing operations in the region. We also received financial subsidies in relation to the VAT Pilot Program. These government subsidies are granted at the discretion of the relevant government authorities and, therefore, such amounts are recorded as other operating income on the consolidated statements of comprehensive income (loss) in the period when cash is received.

Share-based compensation

We adopted the 2010 Plan in April 2010, which was amended and restated in December 2010 and August 2014. In October 2014, we adopted the 2014 Plan, which become effective immediately after the completion of our initial public offering in November 2014. These performance incentive plans were adopted to help us recruit and retain key employees, directors or consultants and to motivate such persons to exert their best efforts on behalf of our company by providing incentives through the granting of share-based awards. The plan administrator is our board of directors or a committee appointed and determined by the board. Under the 2010 Plan, we are authorized to issue a maximum of 6,698,470 common shares, and the awards vest upon satisfaction of continuous service, which varies over a period of three to five years from the date of grant. Under the 2014 Plan, we are authorized to initially reserve a maximum of 4,000,000 common shares, provided that the shares reserved shall automatically increase on January 1 of each year during the term of the 2014 Plan, commencing on January 1, 2015, by an amount equal to the lesser of (i) one percent (1%) of the total number of common shares issued and outstanding on December 31 of the immediately preceding calendar year, (ii) 1,000,000 common shares or (iii) such number of common shares as may be determined by our board of directors. As of the date of this annual report, a total of 3,369,500 options and 456,000 issued but not fully vested restricted shares granted under the 2010 Plan and the 2014 Plan were outstanding.

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

Results of Operations

The following table sets forth our condensed consolidated statements of operations by amount and as a percentage of our total net revenues for 2014, 2015 and 2016:

	For the Years Ended December 31,
	2014		2015		2016
	RMB	% of Net Revenues	RMB	% of Net Revenues	RMB	US$	% of Net Revenues
	(in thousands, except percentages)
Consolidated statements of comprehensive income (loss) data
Net revenues	851,165	100.0%	1,450,630	100.0%	2,108,944	303,751	100.0%
Cost of revenues(1)	(718,699)	(84.4)	(1,137,978)	(78.4)	(1,515,281)	(218,246)	(71.9)
Gross profit	132,466	15.6	312,652	21.6	593,663	85,505	28.1
Selling and marketing expenses:
Third party	(33,721)	(4.0)	(48,869)	(3.4)	(67,789)	(9,764)	(3.2)
Related party	(1,595)	(0.2)	(16,190)	(1.1)	(29,399)	(4,234)	(1.4)
Total selling and marketing expenses(1)	(35,316)	(4.2)	(65,059)	(4.5)	(97,188)	(13,998)	(4.6)
General and administrative expenses(1)	(132,125)	(15.5)	(183,549)	(12.7)	(251,938)	(36,286)	(11.9)
Other operating income	17,122	2.0	10,764	0.7	10,310	1,485	0.5
Total operating expenses	(150,319)	(17.7)	(237,844)	(16.5)	(338,816)	(48,799)	(16.1)
Income (loss) from operations	(17,853)	(2.1)	74,808	5.1	254,847	36,706	12.1
Interest income	4,397	0.5	2,653	0.2	8,414	1,212	0.4
Interest expense:
Third party	(76,938)	(9.0)	(109,566)	(7.6)	(206,425)	(29,731)	(9.8)
Related party	—	—	(14,203)	(1.0)	(18,534)	(2,670)	(0.9)
Total interest expense:	(76,938)	(9.0)	(123,769)	(8.6)	(224,959)	(32,401)	(10.7)
Gain from waiver of warrants	—	—	16,870	1.2	—	—	—
Gain from sale of cost method investment	—	—	803,060	55.4	—	—	—
Other income (expense), net	(840)	(0.1)	10,205	0.7	1,444	208	0.1
Income (loss) before income taxes	(91,234)	(10.7)	783,827	54.0	39,746	5,725	1.9
Provision for income taxes	(1,912)	(0.2)	(87,488)	(6.0)	(6,611)	(952)	(0.3)
Net income (loss)	(93,145)	(10.9)	696,339	48.0	33,135	4,773	1.6

(1) Include share-based compensation charges of RMB12.7 million, RMB14.0 million and RMB16.0 million (US$2.3 million) in 2014, 2015 and 2016, respectively, allocated as follows:

	For the Years Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	(134)	(362)	(840)	(121)
Selling and marketing expense	(490)	(894)	(401)	(58)
General and administrative expenses	(12,057)	(12,727)	(14,800)	(2,131)
Total share-based compensation expense	(12,681)	(13,983)	(16,041)	(2,310)

Year ended December 31, 2016 compared to year ended December 31, 2015

Net revenues

Our total net revenues increased by RMB658.3 million, or 45.4%, from RMB1,450.6 million in 2015 to RMB2,108.9 million (US$303.8 million) in 2016, primarily due to our increased fleet size, geographic coverage and increased demand from new and existing customers.

Car rentals. Our net revenues from car rentals increased by RMB563.0 million, or 51.2%, from RMB1,100.6 million in 2015 to RMB1,663.5 million (US$239.6 million) in 2016, primarily as a result of a 48.4% increase in our growing average available fleet size for car rentals from 24,573 vehicles in 2015 to 36,455 vehicles in 2016 in response to customer demand. RevPAC for car rentals increased from RMB123 in 2015 to RMB125 in 2016, primarily due to the vehicle mix of our operating fleet in 2016 which consisted of more vehicle models with higher rentals. Our fleet utilization rate increased slightly during these periods from 71.4% in 2015 to 72.4% in 2016. In 2016, our net revenues from car rentals accounted for 78.9% of our total net revenues, representing an increase from 75.9% of our total net revenues in 2015.

Car services. Our net revenues from car services increased by 95.3 million, or 27.2%, from RMB350.1 million in 2015 to RMB445.4 million (US$64.2 million) in 2016, primarily as a result of an increase in our average daily rental fleet for car services from 1,887 in 2015 to 2,489 in 2016, in response to increased demands from our new and existing customers for car services. RevPAC for car services decreased from RMB508 in 2015 to RMB490 in 2016, as we provided more car services to individual customers in 2016, which generally used economic car models with associated lower market rates compared to car models utilized when we provide car services to traditional corporate and institutional clients.

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

Our cost of revenues increased by RMB377.3 million, or 33.2%, from RMB1,138.0 million in 2015 to RMB1,515.3 million (US$218.2 million) in 2016. The increase in our cost of revenues was primarily due to (i) an increase in vehicle-related depreciation expenses of RMB195.9 million; (ii) an increase in payroll-related expenses of RMB109.6 million, as we increased our headcount to support our business expansion; and (iii) an increase in store expenses of RMB26.3 million, as we expanded our services locations.

In 2016, we disposed of 4,775 used vehicles, and signed sales contracts for 1,890 used vehicles pending title transfer. We recorded a disposal gain of RMB1.8 million (US$0.3 million) in aggregate for these 6,665 vehicles. In 2015, we disposed of 4,140 vehicles and recorded a loss of RMB5.1 million. These amounts were included in vehicle related depreciation expenses in 2015 and 2016, respectively.

Gross profit

Our gross profit increased by RMB281.0 million, or 89.9%, from RMB312.7 million in 2015 to RMB593.7 million (US$85.5 million) in 2016. Gross profit margin for 2016 was 28.1%, as compared to 21.6% for 2015. The gross profit margin improvement from 2015 to 2016 was primarily attributable to a percentage decrease of vehicle insurance expenses in terms of net revenues, as a result of economies of scale; and to a lesser extent, attributable to certain percentage decrease of car rental expenses and vehicle repair and maintenance expenses in terms of net revenues, due to certain cost control measures to enhance our operating efficiency.

Selling and marketing expenses

Our total selling and marketing expenses increased by RMB32.1 million, or 49.4%, from RMB65.1million in 2015 to RMB97.2 million (US$14.0 million) in 2016. This increase was primarily due to a RMB13.2 million increase in commissions paid to sales channels and a RMB10.0 million increase in expenses regarding our advertising and promotion activities in 2016.

Among the total selling and marketing expenses, our related party selling and marketing expenses increased from RMB16.2 million in 2015 to RMB29.4 million (US$4.2 million) in 2016. The increase was primarily because we expanded and promoted our car services to a business-to-consumer model through Ctrip’s channels.

General and administrative expenses

Our general and administrative expenses increased by RMB68.4 million, or 37.3%, from RMB183.5 million in 2015 to RMB251.9 million (US$36.3 million) in 2016, primarily due to a RMB19.0 million increase in employee-related costs such as salaries and welfare expenses as a result of increased headcount for our expansion, as well as a foreign exchange loss in 2016 compared with a foreign exchange gain in 2015.

Other operating income

We recorded other operating income of RMB10.8 million and RMB10.3 million (US$1.5 million) in 2015 and 2016, respectively, which primarily consisted of government grants and subsidies we received from various levels of local governments in the respective years. See “—Certain income statement line items—Other operating income.”

Interest expense

Our total interest expense increased by RMB101.2 million, or 81.8%, from RMB123.8 million in 2015 to RMB225.0 million (US$32.4 million) in 2016. The increase was primarily due to a RMB106.8 million interest expense increase incurred in connection with our US$200 million senior unsecured notes issued in December 2015.

Among the total interest expense, our related party interest expenses increased from RMB14.2 million in 2015 to RMB18.5 million (US$2.7 million) in 2016, as a result of a RMB300 million loan extended to us in April 2015 by our strategic partner Ctrip. In October 2016, we voluntarily repaid RMB200 million to Ctrip before the due date, and only RMB100 million loan remained outstanding as of December 31, 2016.

Other income (expense), net

We recorded other income of RMB10.2 million and RMB1.4 million (US$0.2 million) in 2015 and 2016, respectively. Our other income in 2016 primarily consisted of a RMB1.0 million (US$0.1 million) tax refund.

Provision for income taxes

We made provisions for income taxes of RMB87.5 million and RMB6.6 million (US$1.0 million) in 2015 and 2016, respectively. Provision for income taxes made in 2016 was primarily because we recorded net income of certain PRC subsidiaries in 2016, and such provision was assessed primarily on a 25% enterprise income tax rate for our PRC operating subsidiaries. Provision for income taxes made in 2015 was primarily due to a 10% PRC tax assessed on the one-time gain from our sale of our cost method investment.

Net income

We recorded a net income of RMB696.3 million in 2015 (including a net gain of RMB736.8 million related to sales of investment assets after transaction costs and tax provision), and recorded a net income of RMB33.1 million (US$4.8 million) in 2016.

Year ended December 31, 2015 compared to year ended December 31, 2014

Net revenues

Our total net revenues increased by RMB599.4 million, or 70.4%, from RMB851.2 million in 2014 to RMB1,450.6 million (US$223.9 million) in 2015, primarily due to our increased fleet size and increased demand from new and existing customers.

Car rentals. Our net revenues from car rentals increased by RMB501.8 million, or 83.8%, from RMB598.8 million in 2014 to RMB1,100.6 million (US$169.9 million) in 2015, primarily as a result of an 89.7% increase in our average available fleet size for car rentals from 12,955 vehicles in 2014 to 24,573 vehicles in 2015 in response to customer demand. RevPAC for car rentals decreased from RMB127 in 2014 to RMB123 in 2015, primarily due to the rapid growth of our operating fleet size in 2015. Our fleet utilization rate was relatively stable during these periods, being 71.8% in 2014 and 71.4% in 2015, respectively. In 2015, our net revenues from car rentals accounted for 75.9% of our total net revenues, representing an increase from 70.3% of our total net revenues in 2014.

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

Gross profit

Our gross profit increased by RMB180.2 million, or 136.0%, from RMB132.5 million in 2014 to RMB312.7 million (US$48.3 million) in 2015. Gross profit margin for 2015 was 21.6%, as compared to 15.6% for 2014. The gross profit margin improvement from 2014 to 2015 was primarily attributable to certain percentage decreases of payroll-related expenses and gasoline expenses in terms of net revenues, as a result of economies of scale and operating efficiency as our fleet grew in 2015; and to a lesser extent, attributable to a percentage decrease of vehicle-related depreciation in terms of net revenues, as the number of our program cars increased in 2015. Program cars generally have lower depreciation expense than vehicles with the same model as they are subject to a guaranteed repurchase price.

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

Among the total interest expense, our related party interest expenses increased from nil in 2014 to RMB14.2 million (US$2.2 million) in 2015, as a result of a loan extended to us by our strategic partner Ctrip. In April 2015, we borrowed RMB300 million from Ctrip via an entrusted bank loan. This loan has a term of three years and bears interest at a rate of 6.9% per annum.

Gains from waiver of warrants and the sale of a cost method investment

In April 2014, we acquired series B preferred shares of Travice Inc. through our formerly wholly owned subsidiary Elite Plus Developments Limited, or Elite Plus. Travice Inc. was a private company which developed and operates the Kuaidi mobile taxi and car hailing service. The series B preferred shares acquired represented 8.4% of the then outstanding share capital of Travice Inc. Concurrently, Travice Inc. also issued warrants to us to purchase an additional 4,684,074 series C preferred shares of Travice Inc. The total consideration given for series B preferred shares and warrants was RMB154.3 million (US$23.8 million).

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

Net income (loss)

As a result of the foregoing, we recorded net income of RMB696.3 million (US$107.5 million) in 2015, as compared to net loss of RMB93.1 million in 2014.

B.	Liquidity and Capital Resources

We incurred operating losses in 2014, and generated operating income in 2015 and 2016. Our operations and our growth have primarily been financed by issuances of shares, bank borrowings and credit arrangements with financing entities of automobile manufacturers, issuance of senior unsecured notes, sale of investments and most recently our $150 million syndicated bank facility. We expect self-financing from operating income to be an increasing source of our cash flows in future periods.

As of December 31, 2016, we had RMB786.6 million (US$113.3 million) in cash, cash equivalents and restricted cash, among which RMB196.0 million (US$28.2 million) was denominated in RMB, RMB590.5 million (US$85.1 million) was denominated in US dollars and RMB52,932 (US$7,624) was denominated in Hong Kong dollars. We generally transfer cash from our offshore holding companies to PRC operating subsidiaries through: (i) making shareholder loans to PRC operating subsidiaries, (ii) making additional capital contributions to PRC operating subsidiaries; (iii) extending domestic loans through PRC operating subsidiaries while providing security interests for such loans through offshore holding companies, and (iv) transferring cash through cross-border “cash pooling” within our group companies. On the other side, we plan to transfer cash from PRC operating subsidiaries back to offshore holding companies through: (i) repaying shareholder loans to offshore holding companies, (ii) paying dividends to offshore holding companies, (iii) extending foreign loans through offshore holding companies while providing security interests for such loans through PRC operating subsidiaries, and (iv) transferring cash through cross border “cash pooling” within our group companies. All of such transfers shall be conducted in compliance with PRC laws, regulations and rules. For examples, “cash pooling” was recently permitted by PRC governments for cross-border cash transfer, subject to restrictions including (i) such transfers shall only be conducted within group companies, and one of which shall be incorporated in a PRC free trade zone, and (ii) proceeds from loans or bonds could not be transferred by using “cash pooling”. For more details regarding restrictions on transferring cash within our corporate structure, please see “Risk Factors - PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from the offerings of any securities to make loans or additional capital contributions to our PRC operating subsidiaries”, “- Limitations on the ability of our operating subsidiaries to pay dividends or other distributions to us could have a material adverse effect on our ability to conduct our business”, and “- Government control over currency conversion may limit our ability to issue dividends to our shareholders in foreign currencies, and may therefore adversely affect the value of your investment.

As of December 31, 2016, we had an aggregate of RMB3.7 billion (US$532.1 million) in total debt, including RMB926.2 million (US$133.4 million) outstanding short-term debt and RMB2,767.8 million (US$398.6 million) outstanding long-term debt. Among the total debt of RMB3.7 billion (US$532.1 million), RMB482.0 million (US$69.4 million) were collateralized by some of our vehicles and accounts receivable from one of the Company’s wholly-owned subsidiaries. As of December 31, 2016, RMB100.0 million (US$14.4 million) of our outstanding long-term debt represented related party debt provided by our strategic partner Ctrip via an entrusted bank loan.

On December 8, 2015, we issued the 2018 Senior Notes with an aggregate principal amount of US$200 million, which have a trading market on the Stock Exchange of Hong Kong Limited. The 2018 Senior Notes bear a fixed interest rate of 7.5% per annum, yielding 7.75%, with interest payable semi-annually in arrears, and will mature on December 8, 2018 unless previously repurchased in accordance with their terms prior to such date. The 2018 Senior Notes are general obligations of our Company and are (i) subordinated to secured obligations of our Company, (ii) senior in right of payment to any existing and future obligations of our Company expressly subordinated in right of payment; (iii) guaranteed by our offshore subsidiaries eHi Hong Kong, Brave Passion Limited and L&L on a senior basis, subject to certain limitations, and (iv) effectively subordinated to all existing and future obligations of our non-guarantor subsidiaries. In addition, under the terms of the 2018 Senior Notes, we are subject to restrictive covenants including, among others, limitations on incurring additional indebtedness or liens, maintenance of a fixed charge coverage ratio, maintenance of our shareholding structure, limitations on consolidation, merger and investment, and limitations on asset sales or use of proceeds. As of the date of this annual report, we have been in continuous compliance with all restrictive covenants under the Indenture in connection with the 2018 Senior Notes.

On August 30, 2016, we issued the 2016 Facility with an aggregate principal amount of US$150 million with a syndicate of banks. Pursuant to the 2016 Facility, 50% of the proceeds has been used to repay our existing indebtedness, and remaining proceeds will be used for fund capital expenditures and other general corporate purposes. The 2016 Facility was jointly and severally guaranteed by our existing and future-established offshore subsidiaries, subject to certain exceptions according to terms therein. The 2016 Facility bears a floating interest rate of LIBOR plus 3.50% margin per annum. We shall repay the 2016 Facility in three installments, subject to prepayment: (i) on May 31, 2018, 30% of the then outstanding principal amount; (ii) on November 30, 2018, 30% of the then outstanding principal amount; and (iii) on August 30, 2019, 40% of the then outstanding principal amount. We are also required to maintain a certain balance of cash deposit in the interest reserve account collateralized in favor of the lenders to cover three-month payable interests in connection with the 2016 Facility. As of December 31, 2016, US$1,547,240 of such required cash deposit was classified as restricted cash on our consolidated balance sheet.

The following table sets forth a summary of our net cash flows for the periods indicated:

	For the Years Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	42,900	296,691	420,744	60,600
Net cash used in investing activities	(1,561,988)	(991,917)	(3,381,959)	(487,103)
Net cash provided by financing activities	1,813,948	2,281,227	798,299	114,979
Effect of exchange rate changes on cash and cash equivalents	614	97,880	82,347	11,860
Net increase (decrease) in cash and cash equivalent	295,475	1,683,880	(2,080,569)	(299,664)
Cash and cash equivalents-beginning of year	630,733	926,208	2,610,088	375,931
Cash and cash equivalents-end of year	926,208	2,610,088	529,519	76,267

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

Net cash provided by operating activities in the year ended December 31, 2016 was RMB420.7 million (US$60.6 million), primarily attributable to (i) our net income of RMB33.1 million (US$4.8 million) in 2016, (ii) an add-back of depreciation and amortization expenses of RMB668.0 million (US$96.2 million), which were non-cash item and primarily related to vehicle-related depreciation, and partially offset by (i) an increase of RMB251.6 million (US$36.2 million) in prepaid expenses and other assets, primarily related to value-added tax payments which could be deducted as expenses in the future periods.

Net cash provided by operating activities in the year ended December 31, 2015 was RMB296.7 million , primarily attributable to (i) our net income of RMB696.3million in 2015, (ii) an add-back of depreciation and amortization expenses of RMB474.7 million , which were non-cash item and primarily related to vehicle-related depreciation, and partially offset by (i) one-time gains of RMB820.0 million from sale of investment assets and waiver of warrants, which were cash flows generated from our investing activities, and (ii) an increase of RMB166.5 million in prepaid expenses and other assets, primarily related to value-added tax payments which could be deducted as expenses in the future periods.

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

Net cash used in investing activities amounted to RMB3,382.0 million (US$487.1 million) in the year ended December 31, 2016, primarily attributable to RMB3,687.8 million (US$531.2 million) associated with purchases of property and equipment, mostly vehicles, as we expanded our fleet size significantly in 2016, and RMB50.0 million (US$7.2 million) cash paid for loans to a third party, partially offset by RMB410.7 million (US$59.2 million) in proceeds from the disposal of property and equipment, mostly used vehicles.

Net cash used in investing activities amounted to RMB991.9 million in the year ended December 31, 2015, primarily attributable to RMB2,183.4 million associated with purchases of property and equipment, mostly vehicles, as we expanded our fleet size significantly in 2015, partially offset by (i) RMB954.4 million in proceeds from sales of investment assets (net of transaction costs), as we transferred our investment in Travice Inc. in 2015, and (ii) RMB241.8 million in proceeds from the disposal of property and equipment, mostly used vehicles.

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

Net cash provided by financing activities amounted to RMB798.3 million (US$115.0 million) in the year ended December 31, 2016, primarily attributable to proceeds from borrowings from third parties of RMB2,142.4 million (US$308.6 million), partially offset by (i) repayment of borrowings from third parties of RMB1,166.8 million (US$168.0 million) and (ii) repayment of borrowings from a related party of RMB200.0 million (US$28.8 million) during the same period.

Net cash provided by financing activities amounted to (i) RMB2,281.2 million in the year ended December 31, 2015, primarily attributable to proceeds from issuance of the 2018 Senior Notes (net of issuance costs) of RMB1,241.3 million, (ii) proceeds from the issuance of Class A common shares in a private placement to Tiger Fund and SRS Funds (net of issuance costs) of RMB792.9 million, and (iii) proceeds from borrowings of RMB704.1 million from banks and third-party financing companies and borrowings of RMB300 million from our related party Ctrip, and partially offset by repayment of borrowings of RMB741.3 million during the same period.

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

Capital expenditures

Our capital expenditures are primarily used for vehicle purchases. Our capital expenditures totaled RMB1,327.7 million, RMB2,183.4 million and RMB3,687.8 million (US$531.2 million) in 2014, 2015 and 2016, respectively. We expect the substantial majority of our capital expenditures in 2017 to relate to the planned growth of our fleet. We intend to fund our capital expenditures with existing cash balances, cash generated from our operating activities, and borrowings from banks and third-party financing companies.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year increase in the consumer price index for 2014, 2015 and 2016 was 2.0%,1.4% and 2.0%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future. If inflation continues to rise, we may experience increases in the wages of our employees as a result of the increasing inflation levels in China or otherwise. See “Risk Factors—Risks related to our business and industry—If the average salary or statutory welfare expenses of our employees increase significantly, our profitability maybe materially adversely impacted.”

C.	Research and Development

Not applicable.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2016 to December 31, 2016 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations, including interest payable, as of December 31, 2016:

	Payments Due by Period
	Total	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(RMB in thousands)
Short-term debt(1)	624,991	624,991	—	—	—
Long-term debt due to third parties(1)	3,367,274	475,313	2,891,961	—	—
Long-term debt due to a related party(1)	109,162	6,689	102,473	—	—
Operating leases	74,537	40,024	27,582	5,044	1,887
Purchase commitments(2)	152,995	63,795	89,200	—	—
Total	4,328,959	1,210,812	3,111,216	5,044	1,887

(1) Amounts include (i) principal amounts included in short-term borrowings and long-term borrowings on the consolidated balance sheets, and (ii) estimated interest payments of RMB4.9 million and RMB341.5 million on the outstanding short-term and long-term debt, respectively, based on the contractual borrowing terms and the respective applicable interest rates.

(2) Purchase commitments include vehicle purchase deposits and commitments relate to purchase of rental vehicles and marketing resources.

Our 2018 Senior Notes are in the aggregate principal amount of US$200 million and will mature on December 8, 2018, unless previously repurchased in accordance with their terms prior to such date. The Senior 2018 Notes bear interest at a rate of 7.5% per annum, payable semiannually in arrears on June 8 and November 8 of each year, beginning on June 8, 2016.

Our 2016 Facility is in the aggregate principal amount of US$150 million and shall be repaid in three installments with the last installment due on August 30, 2019. The 2016 Facility bears a floating interest rate of LIBOR plus 3.50% margin per annum and shall be repaid in three installments, subject to prepayment: (i) on May 31, 2018, 30% of the then outstanding principal amount; (ii) on November 30, 2018, 30% of the then outstanding principal amount; and (iii) on August 30, 2019, 40% of the then outstanding principal amount.

While the table above indicates our contractual obligations as of December 31, 2016, the actual amounts we are eventually required to pay may be different in the event that any agreements are renegotiated, cancelled or terminated.

G.	Safe Harbor

See “Forward-Looking Statements” on page 3 of this annual report.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers is Unit 12/F, Building No.5, Guosheng Center, 388 Daduhe Road, Shanghai, 200062, the People’s Republic of China.

Name	Age	Position/Title
Ray Ruiping Zhang	53	Chairman, Chief Executive Officer
Greg Stubblefield	58	Director
James Jianzhang Liang	47	Director
Qian Miao	51	Independent Director
Andrew Xuefeng Qian	54	Independent Director
David Jian Sun	52	Independent Director
Ronald Meyers	59	Independent Director
Leo Lihong Cai	53	Executive Vice President of Sales and Marketing
Colin Chitnim Sung	51	Chief Financial Officer
Chun Xie	38	Chief Information Officer
Hongtao Han	48	Vice President of Operations
Nina Yan Wu	45	Director of Human Resource and Training Department
Jane Fengjuan Zheng	34	Director of Corporate Sales and Business Development

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

Greg Stubblefield has served as our director since August, 2016, who was appointed by our board of directors after Mr. William W. Snyder’s resignation and re-elected by our shareholders at the 2016 annual general meeting of shareholders. Mr. Stubblefield has served as executive vice president and chief strategy officer of Enterprise Holdings since 2009, during which period he led Enterprise Holdings’ global business development as well as global sustainability strategy and initiative, including its car-sharing program, its Alamo and National franchise locations and its marketing & communications organization. Mr. Stubblefield joined Enterprise Holdings Inc., or Enterprise Holdings, in 1982. He was named president of Alamo and National franchises in 2007 and president of operations California and Hawaii in 2004. Mr. Stubblefield received his bachelor’s degree in social science from University of California, Berkeley in 1982.

James Jianzhang Liang has served as our director since December 2013. Mr. Liang is one of the co-founders of Ctrip. Mr. Liang is currently the executive chairman of the board of directors of Ctrip. Prior to Ctrip, Mr. Liang held a number of positions with Oracle Corporation from 1991 to 1999 in the United States and China, including head of the enterprise resource planning consulting division of Oracle China from 1997 to 1999. Mr. Liang also currently serves as a member of the board of directors of Tuniu (NASDAQ: TOUR ) and MakeMyTrip (NASDAQ: MMYT). Mr. Liang received his bachelor’s degree in computer science from Fudan University in 1989, his master’s degree in computer sciencefrom Georgia Institute of Technology in 1991 and his Ph.D. degree in Economics from Stanford University in 2011.

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

Jane Fengjuan Zheng has served as our director of corporate sales and business development since April 2011, and has over almost ten years of experience in corporate sales and marketing management in the car rental and car service industry. Ms. Zheng received her bachelor’s degree in business administration from Wuhan University of Technology and has completed the EMBA program from Antai Business School of Economics and Management, Shanghai Jiaotong University.

B.	Compensation

Compensation of Directors and Executive Officers

In 2016, the aggregate cash compensation earned by our executive officers and all of our directors was approximately RMB8.9 million (US$1.3 million). For information regarding options granted to officers and directors, see “—Equity Incentive Plans”. We do not pay or set aside any amounts for pensions, retirement or other benefits for our officers and directors.

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

Equity Incentive Plans

We adopted the 2010 Plan in April 2010, which was amended and restated in December 2010 and August 2014. In October 2014, we adopted the 2014 Plan, which came into effect upon completion of our initial public offering. These performance incentive plans were adopted to help us recruit and retain key employees, directors or consultants and to motivate such persons to exert their best efforts on behalf of our company by providing incentives through the granting of share-based awards. The plan administrator is our board of directors or a committee appointed and determined by the board. Under the 2010 Plan, we are authorized to issue a maximum of 6,698,470 common shares, and the awards vest upon satisfaction of continuous service, which varies over a period of three to five years from the date of grant. Under the 2014 Plan, we are authorized to initially reserve a maximum of 4,000,000 common shares, provided that the shares reserved shall automatically increase on January 1 of each year during the term of the 2014 Plan, commencing on January 1, 2015, by an amount equal to the lesser of (i) one percent (1%) of the total number of common shares issued and outstanding on December 31 of the immediately preceding calendar year, (ii) 1,000,000 common shares or (iii) such number of common shares as may be determined by our board of directors. As of the date of this annual report, a total of 3,369,500 options and 456,000 issued but not fully vested restricted shares granted under the 2010 Plan and the 2014 Plan were outstanding.

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

Award agreements. Each award under the 2015 Plan shall be evidenced by an award agreement or an electronic notice of award grant.

Types of Awards. The types of awards that may be granted under our 2015 Plan are:

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

	Number of
	Common
	Shares
	Underlying
	Outstanding		Exercise
	Options/		Price
Name	Restricted Shares		(US$/Share)	Date of Grant	Date of Expiration
Ray Ruiping Zhang	1,673,000		3.11	December 31, 2010	December 30, 2017	(4)
	150,000	(1)	-	August 26, 2014	N/A
James Jianzhang Liang	*		5.35	May 15, 2015	May 14, 2025
Qian Miao	*		5.35	May 15, 2015	May 14, 2025
Andrew Xuefeng Qian	*		5.35	May 15, 2015	May 14, 2025
David Jian Sun	*		5.35	May 15, 2015	May 14, 2025
Ronald Meyers	*		5.35	May 15, 2015	May 14, 2025
Leo Lihong Cai	*		7.00	August 26, 2014	August 25, 2019
	*	(1)	-	August 26, 2014	N/A
Colin Chitnim Sung	*		3.11	April 1, 2013	March 31, 2018
	*		7.00	August 26, 2014	August 25, 2019
	*	(1)	-	August 26, 2014	N/A
Chun Xie	*		7.00	August 26, 2014	August 25, 2019
Hongtao Han	*		7.00	August 26, 2014	August 25, 2019
	*		5.35	May 15, 2015	May 14, 2025
Nina Yan Wu	*		7.00	August 26, 2014	August 25, 2019
Jane Fengjuan Zheng	*		7.00	August 26, 2014	August 25, 2019
Other individuals as a group	*	(2)	(3)	(3)	(3)
Total	3,825,500	(2)

*The aggregate beneficial ownership of our company held by the grantee is less than 1% of our total outstanding common shares.

(1)     Represents restricted shares. As of the date of this annual report, all restricted shares had been issued, including unvested restricted shares.

(2)     Includes options and restricted shares. As of the date of this annual report, all restricted shares had been issued, including unvested restricted shares.

(3)    We granted share options to other individuals on the following dates and at the following exercise prices: (i) on August 26, 2014 with an exercise price of US$7.00 per share, which will expire on August 25, 2019; and (ii) on May 15, 2015 with an exercise price of US$5.35 per share, which will expire on May 14, 2025. On March 24, 2017, we granted restricted shares to certain employee.

(4)    In 2015, our Board approved and extended the expiration dates of options from December 30, 2015 to December 30, 2016. In 2016, our Board further approved and extended the expiration date of options from December 30, 2016 to December 30, 2017.

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

Compensation Committee

Our compensation committee consists of Messrs. Greg Stubblefield, James Jianzhang Liang and David Jian Sun. Mr. Greg Stubblefield is the chairman of our compensation committee. Our board of directors has determined that Mr. David Jian Sun is an “independent director” within the meaning of Section 303A of the NYSE Manual. Pursuant to Section 303A.05 of the NYSE Listed Company Manual, listed companies must have a compensation committee composed entirely of independent directors. However, the laws of Cayman Islands do not require the compensation committee of our company to be composed entirely of independent directors. Since we are qualified as a foreign private issuer, Section 303A.00 of the NYSE Listed Company Manual permits us to follow home country practice and be exempted from the requirements under Section 303A.05 of the NYSE Listed Company Manual.

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

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Messrs. Ray Ruiping Zhang, Greg Stubblefield and James Jianzhang Liang. Mr. Ray Ruiping Zhang is the chairman of our nominating and corporate governance committee. Pursuant to Section 303A.04 of the NYSE Listed Company Manual, listed companies must have a nominating and corporate governance committee composed entirely of independent directors. However, the laws of Cayman Islands do not require the nominating and corporate governance committee of our company to be composed entirely of independent directors. Since, we are qualified as a foreign private issuer, Section 303A.00 of the NYSE Listed Company Manual permits us to follow home country practice and be exempted from the requirements under Section 303A.04 of the NYSE Listed Company Manual.

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

As of December 31, 2016, we had 6,134 full-time employees. We also had 737 part-time employees as of December 31, 2016, who were primarily engaged in direct services, such as the delivery and pick-up of rental vehicles.

We primarily engaged Qian Jin, an independent third-party human resources company, to provide human resources services which include, among other things, managing payrolls, social welfare and benefits contributions and local residency permits of our dispatch employees.

The table below sets forth the number of our full-time employees in each of our areas of operations and as a percentage of our total full-time workforce as of December 31, 2016.

	As of December 31, 2016
	Number of employees	Percentage of all employees
Direct vehicle and operation services	4,858	79.2%
Fleet management and support	806	13.1
General administration	291	4.8
Sales and marketing	179	2.9
Total	6,134	100%

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

The following table sets forth information with respect to the beneficial ownership of our common shares, as of March 31, 2017, by:

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

The calculations in the table below assume that there are 139,917,575 common shares outstanding as of March 31, 2017, comprising of 68,605,209 Class A common shares (including 1,057,288 Class A common shares, represented by 528,644 American depositary shares, issued and reserved for the future exercise of options or the vesting of other awards under the 2010 Plan and the 2014 Plan), and 71,312,366 Class B common shares.

	Class A Common Shares	Class B Common Shares	Total Common Shares on an As-converted Basis	% of Beneficial Ownership	% of Aggregate Voting Power(1)
Directors and Executive Officers:
Ray Ruiping Zhang and his family trust (2)	—	8,815,432	8,815,432	6.2%	11.0%
Greg Stubblefield	—	—	—	—	—
James Jianzhang Liang(3)	*	—	*	*	*
Qian Miao(3)	*	—	*	*	*
Andrew Xuefeng Qian(3)	*	—	*	*	*
David Jian Sun(3)	*	—	*	*	*
Ronald Meyers(3)	*	—	*	*	*
Leo Lihong Cai(3)	*	*	*	*	*
Colin Chitnim Sung(3)	—	*	*	*	*
Chun Xie(3)	*	*	*	*	*
Hongtao Han(3)	*	*	*	*	*
Nina Yan Wu(3)	*	*	*	*	*
Jane Fengjuan Zheng(3)	*	*	*	*	*
All Directors and Executive Officers as a group(3)	530,498	9,695,432	10,225,930	7.2%	12.1%
Principal Shareholders:
Ctrip(4)	4,300,000	15,168,193	19,468,193	13.9%	20.0%
Crawford(5)	—	18,694,003	18,694,003	13.4%	23.9%
Tiger Fund(6)	16,669,726	—	16,669,726	11.9%	2.1%
CDH(7)	1,300,000	8,599,211	9,899,211	7.1%	11.2%
GS Group(8)	127,712	9,081,665	9,209,377	6.6%	11.6%
Ray Ruiping Zhang and his family trust (2)	—	8,815,432	8,815,432	6.2%	11.0%
SRS Funds(9)	8,334,864	—	8,334,864	6.0%	1.1%
Ignition Group(10)	1,153,271	6,187,197	7,340,468	5.2%	8.1%
Qiming Group(11)	1,286,326	5,673,809	6,960,135	5.0%	7.4%

*Less than 1% of our total outstanding common shares.

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

(2)     Represents (i) 2,000,000 Class B common shares held by Ruiping Zhang 2016 Descendants Trust, of which Mr. Ray Ruiping Zhang is the trustee and (ii) 5,142,432 Class B common shares held by Mr. Zhang (including 150,000 issued but not fully vested restricted shares pursuant to the 2010 Plan) and 1,673,000 Class B common shares issuable upon the exercise of 1,673,000 options within 60 days from the date of this annual report. The business address of Mr. Zhang is Unit 12/F, Building No.5, Guosheng Center, 388 Daduhe Road, Shanghai, 200062, PRC.

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

(8)    Represents (i)127,712 Class A common shares (in the form of 63,856 ADSs) as of December 31, 2016, according to the 13G/A filing dated February 14, 2017; (ii) 7,915,951 Class B common shares held by GS Car Rental HK Limited; and (iii) 1,165,714 Class B common shares held by GS Car Rental HK Parallel Limited. Both of GS Car Rental HK Limited and GS Car Rental HK Parallel Limited are HK companies. We refer to these entities collectively as the GS Entities. GS Car Rental HK Limited is wholly owned by GS Car Rental Lux II Sarl, which is indirectly owned by GS Capital Partners VI Fund, L.P., GS Capital Partners VI Offshore Fund, L.P. and GS Capital Partners VI GmbH & Co. KG. GS Capital Partners VI Fund, L.P. is a Delaware limited partnership, whose general partner is GSCP VI Advisors, L.L.C., a Delaware limited liability company. GS Capital Partners VI Offshore Fund, L.P. is a Cayman limited partnership, whose general partner is GSCP VI Offshore Advisors L.L.C. GS Capital Partners VI GmbH & Co. KG, is a German limited partnership, whose general partner is Goldman, Sachs Management GP GmbH, a German company. GS Car Rental HK Parallel Limited is wholly owned by GS Car Rental Lux Parallel II Sarl, which is indirectly owned by GS Capital Partners VI Parallel, L.P. GS Capital Partners VI Parallel, L.P. is a Delaware limited partnership, whose general partner is GS Advisors VI, L.L.C., a Delaware limited liability company. The voting and investment power of shares held by GS Entities is exercised by the corporate investment committee of the merchant banking division of Goldman, Sachs & Co., which consists of Rich Friedman, Beth Cogan, Tom Connolly, Brad Gross, Adrian Jones, Mike Koester, Scott Lebovitz, Sanjeev Mehra, Eric Muller, Ken Pontarelli, Sumit Rajpal, Oliver Thym, Joe DiSabato, Matthias Hieber, Martin Hintze, James Reynolds, Stephanie Hui, Ankur Sahu, Andrew Wolff, David Thomas, Alex Golten, Yael Levy, Mike Simpson and Mitch Weiss. . Each of the corporate investment committee members disclaims beneficial ownership of the shares owned by GS Entities except to the extent of their pecuniary interests therein. The registered address of the GS Entities is Level 54, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

(9)    Represents 8,334,864 Class A common shares (in the form of 4,167,432 ADSs) as of December 31, 2016, held by SRS Partners I Mauritius Limited and SRS Partners II Mauritius Limited, according to the 13G/A filing dated February 14, 2017. The Class A common shares reported as beneficially owned by SRS Investment Management, LLC, a Delaware limited liability company, or the Investment Manager, are held for the accounts of a wholly owned subsidiary of SRS Partners Master Fund LP and a wholly owned subsidiary of SRS Partners US, LP. The Investment Manager serves as investment manager to SRS Partners Master Fund LP and SRS Partners US, LP. Karthik R. Sarma is the managing member and sole control person over the Investment Manager. In such capacities, Mr. Sarma and the Investment Manager may be deemed to have voting and dispositive power with respect to the Class A common shares held for SRS Partners Master Fund LP and SRS Partners US, LP. The principal business office of each of the Investment Manager and Mr. Sarma is 1 Bryant Park, 39th Floor, New York, NY 10036.

(10)   Represents (i) 6,122,993 Class B common shares and 1,141,305 Class A common shares (including 1,104,194 Class A common shares in the form of 552,097 ADSs,), held by Ignition Growth Capital I, L.P.; and (ii) 64,204 Class B common shares and 11,966 Class A common shares (including 11,576 Class A common shares in the form of 5,788 ADSs), held by and Ignition Growth Capital Managing Directors Fund I, LLC. Both of Ignition Growth Capital I, L.P. and Ignition Growth Capital Managing Directors Fund I, LLC. are U.S. limited partnerships. We refer to these entities collectively as Ignition Group. Ignition Growth Capital I, L.P.’s general partner is Ignition Growth GP, L.L.C, a Delaware limited liability company. The voting and investment power of shares held by Ignition Growth Capital I, L.P. is exercised by the board of managing directors of Ignition Growth GP, LLC, which consists of Jon Anderson and John Zagula. Each of Mr. Anderson and Mr. Zagula disclaims beneficial ownership of the shares owned by Ignition Growth Capita I, L.P. except to the extent of their pecuniary interests therein. The registered address of Ignition Growth Capital I, L.P. is 3500 South DuPont Highway, City of Dover, County of Kent, Delaware 19901, U.S.A. Ignition Growth Capital Managing Directors Fund I, LLC is controlled by a board of managing directors comprised of Jon Anderson and John Zagula. The registered address of Ignition Growth Capital Managing Directors Fund I, LLC is located at Corporation Trust Center, 1209 Orange Street, County of New Castle, Wilmington, Delaware 19801, U.S.A.

(11)   Represents (i) 5,147,831 Class B common shares, and 1,167,436 Class A common shares (in the form of 583,718 ADSs), held by Qiming Venture Partners II, L.P.; (ii) 450,897 Class B common shares, and 101,868 Class A common shares (in the form of 50,934 ADSs), held by Qiming Venture Partners II-C, L.P.; and (iii) 75,081 Class B common shares, and 17,022 Class A common shares (in the form of 8,511 ADSs), held by Qiming Managing Directors Fund II, L.P. We refer to Qiming Venture Partners II, L.P., Qiming Venture Partners II-C, L.P. and Qiming Managing Directors Fund II, L.P. collectively as Qiming Group. The general partner of Qiming Venture Partners II, L.P. and Qiming Venture Partners II-C, L.P. is Qiming GP II, L.P., a Cayman Islands exempted limited partnership, whose general partner is Qiming Corporate GP II, Ltd., a Cayman Islands limited company which is also the general partner of Qiming Managing Directors Fund II, L.P. The voting and investment power of shares held by Qiming Group is exercised by the investment committee of Qiming Corporate GP II, Ltd., which consists of Duane Kuang, Gary Rieschel, JP Gan and Robert Headley. Each of Mr. Kuang, Mr. Rieschel, Mr. Gan and Mr. Headley disclaims beneficial ownership of the shares owned by Qiming Group except to the extent of their pecuniary interests therein. The registered address of Qiming Group is M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

According to our register of members for our common shares, as of March 31, 2017, there is one record holder of Class A common shares, which is the depositary of our ADS program, and seven record holders of Class B common shares in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our common shares in the United States. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement which may at a later date result in a change of control of our company.

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

In April 2015, eHi Rental entered into a framework loan facility agreement with Ctrip, pursuant to which Ctrip extended, through entrusted bank loans, a RMB300 million loan facility to eHi Rental which has been drawn down in full. The purpose of the loan is to further expand our fleet size and operations. The loan facility has a term of three years and bears an interest rate of 6.9% per annum, payable on a quarterly basis. As current PRC government regulations restrict direct lending between companies, such loans are typically implemented through a loan entrustment agreement where a bank is used as an intermediary agent. Pursuant to the framework loan facility agreement, eHi Rental, Ctrip and the Agricultural Bank of China entered into a separate entrusted bank loan agreement to set forth the detailed terms of such loan facility, and several of our PRC subsidiaries provided guarantees. In October 2016, we voluntarily repaid RMB200 million to Ctrip before the due date, and only RMB100 million loan remained outstanding as of December 31, 2016. Our related party interest expenses were RMB14.2 million in 2015 to RMB18.5 million (US$2.7 million) in 2016, respectively, as a result of this entrusted loan.

We maintain business cooperation with Ctrip in various aspects. We are the designated and preferred business partner of Ctrip in providing car rental services. Ctrip has integrated access to our car rental reservation system on its website since May 2012 and in its mobile applications since June 2014, and we pay a percentage of rental rates as commissions for successful car rental referrals. In addition, in December 2014, we started to expand and promote our chauffeured car services to a business-to-consumer model through Ctrip’s platform. Our related party selling and marketing expenses were RMB16.2 million in 2015 and RMB29.4 million (US$4.2 million) in 2016, respectively, as a result of these arrangements with Ctrip.

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

In connection with the Series D Preferred Share Purchase Agreement, we entered into a global affiliation agreement with Enterprise in March 2012, pursuant to which we and Enterprise could refer customers to each other and charge certain referral fees. In 2016, the referral fees we received from or paid to Enterprise were both immaterial.

Contractual Arrangements among Our Wholly-foreign Owned Enterprises, Variable Interest Entities and the Variable Interest Entity Equity Holders

Due to PRC legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunications services, which include the commercial operations of Internet content services, we entered into a series of contractual arrangements with our PRC incorporated variable interest entity eHi Information, and its shareholders in March 2014. eHi Information obtained the ICP license from the relevant telecommunication authorities on September 24, 2014. In January 2015, we entered into a series of contractual arrangements with our PRC incorporated variable interest entity eHi Car Sharing and its shareholders. The contractual arrangements collectively enable us to exercise effective control over the variable interest entities and realize substantially all of the economic risks and benefits arising from, the variable interest entities. As a result, we include the financial results of each of the variable interest entities in our consolidated financial statements in accordance with U.S. GAAP as if they were our wholly-owned subsidiaries.

Private Placement and Registration Rights Agreement

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

On June 30, 2015, in connection with the private placement, we also entered into a registration rights agreement with Tiger Fund and SRS Funds, pursuant to which, at any time after the later of (i) November 22, 2015 and (ii) we have become eligible to register the purchased securities for resale on Form F-3, the holders of at least a majority of the purchased securities may request us to file no more than two registration statements in any 12-month period to register the purchased securities and their relevant equity rights. The registration rights set forth therein shall terminate on November 18, 2017.

Investors’ Rights Agreements and Registration Rights

Pursuant to third Amended and Restated Investors’ Rights Agreement dated December 11, 2013 among us and our pre-IPO shareholders, or the Investors’ Rights Agreement, major pre-IPO shareholders are entitled to certain registration rights, including demand registration, Form F-3 registration and piggyback registration rights, which shall expire on November 18, 2017.

Employment Agreements

See Item 6.B, “Directors, Senior Management and Employee—Compensation—Employment Agreements”.

Share Options and Restricted Shares Grants

See Item 6.B, “Directors, Senior Management and Employee—Compensation—Equity Incentive Plans”.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

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

ITEM 9.THE OFFER AND LISTING

A.	Offering and listing details Price Range of Our ADSs

Our ADSs are listed for trading on the New York Stock Exchange under the symbol “EHIC”, and have been listed since November 18, 2014. The following table sets forth the high and low daily closing trading prices of our ADSs on the New York Stock Exchange for the periods indicated:

	Price per ADS (US$)
	High	Low
Annual:
2014	12.00	7.97
2015	18.18	8.37
2016	13.70	8.32
Quarterly:
First Quarter, 2015	10.70	8.37
Second Quarter, 2015	18.18	9.44
Third Quarter, 2015	14.68	8.51
Fourth Quarter, 2015	14.56	11.07
First Quarter, 2016	13.70	10.30
Second Quarter, 2016	12.00	9.47
Third Quarter, 2016	11.72	9.83
Fourth Quarter, 2016	11.35	8.32
First Quarter, 2017	10.78	9.48
Monthly
October 2016	10.88	10.00
November 2016	11.35	10.00
December 2016	10.29	8.32
January 2017	10.26	9.48
February 2017	10.55	9.95
March 2017	10.78	9.85
April 2017 (through April 26, 2017)	10.29	9.95

B.	Plan of Distribution

Not applicable.

C.	Markets

See Item 9.A above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our ninth amended and restated memorandum and articles of association contained in our registration statement on Form F-1 (File No. 333-199150), as amended, originally filed with the Securities and Exchange Commission on October 3, 2014.

At our annual general meeting of shareholders held on December 28, 2015, our shareholders approved, among other things, the amendments to Article 6(c) and Article 7 of our ninth amended and restated articles of association. Please refer to Exhibit 1.1 to this annual report and following summaries of material provisions for the amended articles.

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of Offshore Incorporations (Cayman) Limited, Floor 4, Willow House, Cricket Square, P O Box 2804, Grand Cayman KY1-1112, Cayman Islands, or at such other place as our directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law or any other law of the Cayman Islands.

Board of Directors

See “Item 6.C. C. Board - Practices Duties of Directors.”

Common Shares

General. All of our outstanding common shares are fully paid and non-assessable. Our common shares are issued in registered form, and are issued when entered in our register of members. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their common shares.

Common Shares. Our common shares are divided into Class A common shares and Class B common shares. Holders of our Class A common shares and Class B common shares will have the same rights except for voting and conversion rights. Our common shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Conversion. Each Class B common share is convertible into one Class A common share at any time by the holder thereof. In addition, (i) if at any time the total number of the issued and outstanding Class B common shares is less than 5% of the total number of the issued and outstanding common shares, each Class B common share shall automatically and immediately be converted into one Class A common share; (ii) if at any time, Mr. Ray Ruiping Zhang, Mr. Leo Lihong Cai or Mr. Colin Chitnim Sung ceases to be an employee, officer or director of our company, each Class B common share held by such person or his affiliate (as defined in our ninth amended and restated memorandum and articles of association) shall be automatically and immediately converted into one Class A common share; and (iii) upon any sale, transfer, assignment or disposition of Class B common shares by a holder thereof to any person or entity which is not an affiliate (as defined in our ninth amended and restated memorandum and articles of association) of such holder, such Class B common shares shall be automatically and immediately converted into an equal number of Class A common shares. Class A common shares are not convertible into Class B common shares under any circumstances.

Dividends. The holders of our common share are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Voting Rights. Our Class A common shares and Class B common shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law or provided for in our ninth amended and restated memorandum and articles of association. In respect of matters requiring shareholders' vote, each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. In addition, the following matters are subject to the approval at a general meeting or through written consents executed by the holders representing a majority of the aggregate voting power of our company and also by the holders of a majority of total outstanding Class A common shares: (i) a change of control event (as defined in our ninth amended and restated memorandum and articles of association), (ii) issuance of that number of common shares, or of securities convertible into or exercisable for that number of common shares, equal to or in excess of 20% of the number of all common shares outstanding immediately prior to the issuance of such shares or securities on an as-converted basis, if (x) such common shares are sold at a per share price less than the per share book or market value of the common shares or (y) such securities convertible into or exercisable for the common shares have a per share conversion or exercise price which is less than the per share book or market value of the common share; and (iii) issuance of common shares or of securities convertible into or exercisable for common shares to a director, officer or substantial security holder of our company on an individual basis exceeding either 1% of the total outstanding common shares on an as-converted basis or 1% of the aggregate voting power outstanding before such issuance. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or by any one or more shareholders present in person or by proxy entitled to vote.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the common shares cast by the shareholders who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the common shares cast by the shareholders who are present in person or by proxy at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our ninth amended and restated memorandum and articles of association.

Liquidation. On a return of capital on liquidation, dissolution or winding up (other than on conversion, redemption or purchase of common shares), assets available for distribution among the holders of common shares shall be distributed among the holders of the common shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their common shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The common shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by the board of directors before the issue of such shares. Our company may also repurchase any of our shares (including any redeemable shares) in such manner and on such other terms as our directors may agree with the holder of such shares. Our company may make a payment in respect of the redemption or purchase of its own shares in any manner permitted by the Companies Law, including out of capital. In addition, our company may accept the surrender of any fully paid share for no consideration. Any share redeemed, repurchased or surrendered may be cancelled or held as a treasury share.

Variations of Rights of Shares. All or any of the special rights attached to any class of shares may be varied either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without a majority vote of all of the shares in that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares. The rights of holders of common shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights which may be affected by the directors as provided in the articles of association without any vote or consent of the holders of common shares.

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

On February 28, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or Notice 13, which became effective on June 1, 2015. In accordance with Notice 13, entities and individuals are required to apply for foreign exchange registration of foreign direct investment and overseas direct investment, including those required under the Circular No. 37, with qualified banks, instead of SAFE. The qualified banks, under the supervision of SAFE, shall directly examine the applications from applicants and handle the registration.

As a result of the uncertainties relating to Notice 37, Operating Rules and Notice 13, we cannot predict how these regulations will affect our business operations or strategies. For example, our present or future PRC subsidiaries’ ability to conduct foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, may be subject to compliance with such SAFE registration requirements by relevant PRC residents, over whom we have no control. In addition, we cannot assure you that any such PRC residents will be able to complete the necessary approval and registration procedures required by the SAFE regulations. We require all shareholders in our Company who are PRC residents to comply with any SAFE registration requirements and we understand that the relevant shareholders have registered their offshore investment in us with Shanghai SAFE, but we have no control over either our shareholders or the outcome of such registration procedures. Such uncertainties may restrict our ability to implement our acquisition strategy and adversely affect our business and prospects.

Dividend Distributions

Pursuant to the Foreign Currency Administration Rules promulgated in 1996 and amended in 1997 and 2008, and various regulations issued by SAFE and other relevant PRC government authorities, the PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China.

The principal regulations governing the distribution of dividends paid by wholly foreign-owned enterprises and Sino-foreign joint equity enterprise enterprises include:

•	the Wholly Foreign-Owned Enterprise Law (1986), as amended in 2000 and 2016;

•	the Wholly Foreign-Owned Enterprise Law Implementing Rules (1990), as amended in 2001 and 2014;

•	the Sino-foreign Joint Equity Enterprise Law (1979), as amended in 2001 and 2016;

•	the Sino-foreign Joint Equity Enterprise Law Implementing Rules (1983), as amended in 2001 and 2014; and

•	Company Law of the PRC (2005), as amended in 2013.

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

The following is a summary of the material Cayman Islands, People’s Republic of China and U.S. federal income tax consequences relevant to an investment in our ADSs and common shares. The summary is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The summary is based on laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change or different interpretations, possibly with retroactive effect. The summary does not address United States state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, People’s Republic of China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, special Cayman Islands counsel to us. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs and common shares.

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

Pursuant to Section 6 of the Tax Concessions Law (2011 Revision) of the Cayman Islands, we may obtain an undertaking from the Governor-in-Council:

(1)that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

(2)that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

People’s Republic of China Taxation

Under the New EIT Law, enterprises organized under the laws of jurisdictions outside China with “de facto management bodies” located within China may be considered PRC tax resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The implementation regulations of the New EIT Law define the term “de facto management body” as a management body that exercises full or substantial control and management authority over the production, operation, personnel, accounts and properties of an enterprise. In addition, Circular 82 provides that certain Chinese-invested enterprises controlled by PRC enterprises or PRC enterprise groups and established outside of China will be classified as resident enterprises only if all the following items are located or resident in China: (i) senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; (ii) key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and (iii) half or more of the senior management or directors with voting rights. Circular 82 also clarified that dividends and other income paid by such resident enterprises will be considered as PRC sourced income and be subject to PRC enterprise income tax. In January 2014, the SAT further issued an amendment to Circular 82 delegating the authority to its provincial branches to determine whether a Chinese-invested established outside China should be considered a PRC resident enterprise. While we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise, there is a risk that the PRC tax authorities may deem our company or any of our overseas subsidiaries as a PRC resident enterprise, in which case we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income. If we are deemed to be a PRC tax resident enterprise, any dividends that we pay to our non-PRC enterprise shareholders or ADS holders, as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs, may be regarded as PRC-sourced income and as a result become subject to PRC withholding tax at a rate of 10%. See “Risk Factors—Risks relating to Doing Business in China—We may be classified as a “resident enterprise” for PRC enterprise income tax purposes; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders .

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

Passive Foreign Investment Company

We believe that we were not a “passive foreign investment company,” or PFIC, for our taxable year ended December 31, 2016. However, we cannot be assure you that we will not be a PFIC in 2017 or any future taxable year.

In general, we will be classified as a passive foreign investment company, or the PFIC, in any taxable year if either: (a) the average quarterly value of our gross assets that produce passive income or are held for the production of passive income is at least 50% of the average quarterly value of our total gross assets, or the Asset Test or (b) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties). For purposes of the above tests, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. For purposes of the first Asset Test, any cash and cash invested in short-term, interest bearing, debt instruments, or bank deposits that are readily convertible into cash will generally count as producing passive income or held for the production of passive income.

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

Based on the market price of our ADSs and common shares, the value of our assets, and the composition of our assets and income, we believe that we were not a “passive foreign investment company,” or PFIC, for our taxable year ended December 31, 2016, and we do not expect to be a PFIC for our taxable year ending December 31, 2017 or for the foreseeable future.

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

You are urged to consult your own tax advisor concerning the making of such a QEF election and in particular with regard to the application of the “excess distribution” rules to you on any gain realized on the disposition or deemed disposition of your ADSs or common shares, regardless of whether we continue to be a PFIC in the year in which you receive an “excess distribution” or dispose of or are deemed to dispose of your ADSs or common shares should you not make the QEF election with respect to the 2016 taxable year.

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

The Renminbi is the reporting currency for our consolidated financial statements. Since we conduct our operations through our PRC subsidiaries and affiliated companies, the functional currency of our PRC subsidiaries and affiliated entities is Renminbi. Transactions in other currencies are recorded in Renminbi at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are re-measured into Renminbi at rates of exchange in effect at the balance sheet dates.

Substantially all our revenue and related expenses, including cost of revenues and advertising expenses, are denominated and paid in Renminbi, while a portion of our cash and cash equivalents, long-term loans payable and notes payable are denominated in U.S. dollars. Our exposure to foreign exchange risk primarily relates to those financial assets and financial liabilities denominated in U.S. dollars. Any significant revaluation of RMB against the U.S. dollar may materially affect our earnings and financial position, and the value of, and any dividends payable on, our ADS in U.S. dollars. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rate may have a material adverse effect on our results of operations and the value of your investment.” We have not hedged exposures denominated in foreign currencies using any derivative financial instruments.

The RMB depreciated by 6.70% against the U.S. dollar in 2016. A hypothetical 10% increase in the exchange rate of the U.S. dollar against the RMB would have resulted in an increase of RMB236.7 million (US$34.1 million) in the value of our U.S. dollar-denominated long-term debts as of December 31, 2016.

Interest Rate Risk

Our main interest rate exposure relates to bank borrowings. In addition, our US$150 million syndicated loan bears interest at an applicable LIBOR plus a margin of 3.5% per annum. We also have interest-bearing assets, including cash and cash equivalents and restricted cash. We have not used any derivative financial instruments to hedge interest rate risk. As of December 31, 2016, our outstanding borrowing balance was RMB3,694.0 million, of which approximately 56% was at fixed rates, and the remaining 44% was at floating rates. As of December 31, 2016, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount outstanding as of December 31, 2016 that bear floating interest was outstanding for the entire fiscal year, our interest expenses would increase/decrease by RMB16.2 million for the year ended December 31, 2016.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the change of consumer price index in China was 2.0%, 1.4% and 2.0% in 2014, 2015 and 2016, respectively.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

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

Fees Payable by the Depositary to Us

For the year ended December 31, 2016, we did not receive any reimbursement fee from the depositary.

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

Under the supervision and with the participation of our chief executive officer and chief financial officer, our management conducted an assessment of the effectiveness of internal control over financial reporting as of December 31, 2016 based on the criteria established in Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management determined that our internal control over financial reporting was ineffective due to the presence of the material weaknesses discussed in the following paragraph.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The following two material weaknesses were identified and included in management’s assessment. Management determined that the material weaknesses are related to (i) insufficient accounting resources and expertise necessary to comply with U.S. GAAP and (ii) a lack of sufficient and documented financial closing policies and procedures, specifically those related to period end financial closing process, period end cut-off, account clarification and presentation. These material weaknesses were identified in the prior year and were determined to be continuing matters as of December 31, 2016.

Remediation of Material Weaknesses

We have taken measures to address the material weaknesses, including (1) setting up and applied policies and procedures to regulate complex accounting areas; (2) allocating additional review resources for account reconciliations and non-ordinary and complex transactions; (3) hiring an accounting personnel with U.S GAAP accounting and SEC reporting experience in 2016; and (4) providing additional accounting and financial reporting training for our existing personal. We believe that the actions taken have improved our internal control over financial reporting, and we will continue to take additional remedial steps, including but not limited to: (1) hiring additional qualified accounting personnel with appropriate U.S. GAAP accounting and SEC reporting and compliance experience to cope with business expansion; (2) providing comprehensive training to finance staff to enhance their understanding of the Company’s policies and procedures; (3) allocating more resources to review unusual and non-routine transactions, and proactively involving financial team, legal team and operating team to handle complex transactions; and (4) strengthening the reconciliation between operation system and accounting system during the period-end closing process.

We believe that the actions we are taking, as listed above, will help remedy the material weaknesses referred to above, and help strengthen our general internal controls and procedures over financial reporting. However, the process of designing and implementing an effective financial reporting system represents a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. While we have developed a remediation plan to address these material weaknesses, this remediation plan or any additional plan we plan to implement may be insufficient to address our material weaknesses and additional material weaknesses may be discovered in the future. We plan to continue to address and remediate additional control deficiencies we may identify during our evaluation process in 2017. See “Item 3. Key Information—D. Risk Factors—Risks relating to our business and industry— If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

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

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to to our directors, executive officers and employees Our code of business conduct and ethics is publicly available on our website at http://www.1hai.cn and is filed as an exhibit to our registration statement on Form F-1 (No. 333-199150). We also will post any amendments to or waivers from a provision of our code of business conduct and ethics for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions on our website.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by specified category in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

(RMB in thousands)	2015	2016
Audit fees(1)	11,150	8,500
Audit-related fees(2)	580	—
Tax fees(3)	—	—
All other fees	—	—
Total fees	11,730	8,500

(1)“Audit fees” means the aggregate fees billed for each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual consolidated financial statement and the quarterly reviews of consolidated financial information. They also include fees billed for services that are provided by our independent registered public accounting firm in connection with our note offering in 2015.

(2)“Audit-related fees” represent aggregate of fees billed for each of the fiscal years listed for the assurance and related service rendered by our independent registered public accounting firm that are reasonably related to the audit or review of our consolidated financial statements that are not reported under “Audit Fees”.

(3)“Tax fees” includes fees billed for tax consultations.

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

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We are a "foreign private issuer" (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs, each representing two Class A common shares, are listed on the New York Stock Exchange. Under Section 303A of the New York Stock Exchange Listed Company Manual, New York Stock Exchange listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the New York Stock Exchange with limited exceptions. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the New York Stock Exchange.

The NYSE Manual requires U.S. domestic listed companies to have a compensation committee and a corporate governance/nominating committee, each composed entirely of independent directors, which are not required under the Companies Law of the Cayman Islands. Currently, our compensation committee and corporate governance and nominating committee are not comprised entirely of independent directors. In addition, the NYSE Manual requires shareholder approval for certain matters, such as requiring that shareholders must be given the opportunity to vote on equity compensation plans, which are not required under the Cayman Islands law. We intend to comply with the requirements of Cayman Islands law and our memorandum and articles of association only in determining whether shareholder approval is required.

We may in the future choose to follow other home country practice permitted by the NYSE’s Listed Company Manual, and our shareholders may be afforded less protection than they otherwise would under the NYSE listing rule applicable to U.S. domestic issuers. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our ADSs— We are exempt from certain corporate governance requirements of the NYSE. This may afford less protection to the holders of our ADSs.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

EXHIBITS INDEX

Exhibit Number	Description

1.1	Ninth Amended and Restated Memorandum and Articles of Association of eHi Car Services Limited, including the amendments thereto approved by a special resolution of shareholders passed on December 28, 2015 (incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F (File No. 001-36731) filed with the Securities and Exchange Commission on April 26, 2016)

2.1	Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form F-1/A (File No. 333-199150), as amended, initially filed with the Securities and Exchange Commission on November 6, 2014)

2.2	Specimen Certificate for Class A Common Shares (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form F-1/A (File No. 333-199150), as amended, initially filed with the Securities and Exchange Commission on November 3, 2014)

2.3	Form of Deposit Agreement among eHi Car Services Limited, JPMorgan Chase Bank, N.A., and holders and beneficial owners of American Depositary Shares issued thereunder (incorporated by reference to Exhibit (a) to the Registration Statement on Form F-6 (File No. 333-199819) filed with the Securities and Exchange Commission on November 3, 2014)

2.4	Indenture, dated December 8, 2015 among eHi Car Services Limited, its subsidiary guarantors and Citicorp International Limited, as trustee, constituting US$200 million Senior Unsecured Notes due 2018 (incorporated by reference to Exhibit 4.23 to our Annual Report on Form 20-F (File No. 001-36731) filed with the Securities and Exchange Commission on April 26, 2016)

4.1	Amended and Restated 2010 Performance Incentive Plan (incorporated by reference to Exhibit 10.3 to to the Registration Statement on Form F-1 (File No. 333-199150), as amended, initially filed with the Securities and Exchange Commission on October 3, 2014)

4.2	Form of 2014 Performance Incentive Plan (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 (File No. 333-199150), as amended, initially filed with the Securities and Exchange Commission on October 3, 2014)

4.3	Form of Indemnification Agreement between eHi Car Services Limited and its directors and executive officers (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-1 (File No. 333-199150), as amended, initially filed with the Securities and Exchange Commission on October 3, 2014)

4.4	Form of Employment Agreement between eHi Car Services Limited and its executive officers (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-1 (File No. 333-199150), as amended, initially filed with the Securities and Exchange Commission on October 3, 2014)

4.5	Global Affiliation Agreement dated March 28, 2012 between eHi Car Services Limited and Enterprise Holdings (China) LLC (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1/A (File No. 333-199150), as amended, initially filed with the Securities and Exchange Commission on November 3, 2014)

4.6	Third Amended and Restated Investors' Rights Agreement dated December 11, 2013 among eHi Car Services Limited and its shareholders (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form F-1 (File No. 333-199150), as amended, initially filed with the Securities and Exchange Commission on October 3, 2014)

4.7	English translation of the Exclusive Technical Services and Consulting Agreement dated March 13, 2014 between Shanghai eHi Car Rental Co., Ltd. and Shanghai eHi Information Technology Service Co., Ltd. (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-1 (File No. 333-199150), as amended, initially filed with the Securities and Exchange Commission on October 3, 2014)

4.8	English translation of the Loan Agreements dated March 10, 2014 between Shanghai eHi Car Rental Co., Ltd. and individual shareholders of Shanghai eHi Information Technology Service Co., Ltd. (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-1 (File No. 333-199150), as amended, initially filed with the Securities and Exchange Commission on October 3, 2014)

4.9	English translation of the Equity Pledge Agreements dated June 30, 2014 between Shanghai eHi Car Rental Co., Ltd. and individual shareholders of Shanghai eHi Information Technology Service Co., Ltd. (incorporated by to Exhibit 10.9 to the Registration Statement on Form F-1 (File No. 333-199150), as amended, initially filed with the Securities and Exchange Commission on October 3, 2014)

4.10	English translation of the Call Option and Cooperation Agreement dated March 13, 2014 between Shanghai eHi Car Rental Co., Ltd. and individual shareholders of Shanghai eHi Information Technology Service Co., Ltd. (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-1 (File No. 333-199150), as amended, initially filed with the Securities and Exchange Commission on October 3, 2014)

4.11	English translation of the Agreement on Authorization to Exercise Shareholder’s Voting Power dated March 13, 2014 between Shanghai eHi Car Rental Co., Ltd. and individual shareholders of Shanghai eHi Information Technology Service Co., Ltd. (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-1 (File No. 333-199150), as amended, initially filed with the Securities and Exchange Commission on October 3, 2014)

4.12	Form of Subscription Agreement between eHi Car Services Limited and concurrent private placement investors (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-1/A (File No. 333-199150), as amended, initially filed with the Securities and Exchange Commission on November 3, 2014)

4.13	English translation of the Exclusive Technical Services and Consulting Agreement dated January 25, 2015 between Shanghai eHi Car Rental Co., Ltd. and Shanghai eHi Car Sharing Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.13 to the annual report on Form 20-F (File No. 001-36731) filed with the Securities and Exchange Commission on April 22, 2015)

4.14	English translation of the Loan Agreement dated January 16, 2015 between Shanghai eHi Car Rental Co., Ltd. and individual shareholders of Shanghai eHi Car Sharing Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.14 to the annual report on Form 20-F (File No. 001-36731) filed with the Securities and Exchange Commission on April 22, 2015)

4.15	English translation of the Equity Pledge Agreements dated January 25, 2015 between Shanghai eHi Car Rental Co., Ltd. and individual shareholders of Shanghai eHi Car Sharing Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.15 to the annual report on Form 20-F (File No. 001-36731) filed with the Securities and Exchange Commission on April 22, 2015)

4.16	English translation of the Call Option and Cooperation Agreement dated January 25, 2015 between Shanghai eHi Car Rental Co., Ltd. and individual shareholders of Shanghai eHi Car Sharing Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.16 to the annual report on Form 20-F (File No. 001-36731) filed with the Securities and Exchange Commission on April 22, 2015)

4.17	English translation of the Agreement on Authorization to Exercise Shareholder’s Voting Power dated January 25, 2015 between Shanghai eHi Car Rental Co., Ltd. and individual shareholders of Shanghai eHi Car Sharing Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.17 to the annual report on Form 20-F (File No. 001-36731) filed with the Securities and Exchange Commission on April 22, 2015)

4.18	Securities Purchase Agreement dated May 22, 2015 among eHi Car Services Limited, Tiger Global Mauritius Fund, SRS Partners I Mauritius Limited and SRS Partners I Mauritius Limited (incorporated by reference to Exhibit 99.2 to the Form 6-K (File No. 001-36731) filed with the Securities and Exchange Commission on May 26, 2015)

4.19	Registration Rights Agreement dated June 30, 2015 among eHi Car Services Limited, Tiger Global Mauritius Fund, SRS Partners I Mauritius Limited and SRS Partners I Mauritius Limited (incorporated by reference to Exhibit 99.2 to the Form 6-K (File No. 001-36731) filed with the Securities and Exchange Commission on June 30, 2015)

4.20	English translation of the Loan Facility Agreement dated April 28, 2015 between Shanghai eHi Car Rental Co., Ltd. and Ctrip Computer Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 4.20 to our Annual Report on Form 20-F (File No. 001-36731) filed with the Securities and Exchange Commission on April 26, 2016)

4.21§	Share Purchase Agreement dated June 2, 2015 and amended on June 20, 2015 relating to share transfer in Elite Plus Developments Limited (incorporated by reference to Exhibit 4.24 to the annual report on Form 20-F/A (File No. 001-36731) filed with the Securities and Exchange Commission on September 30, 2016)

4.22	English translation of the Financing Cooperation Agreement dated July 17, 2015 between Shanghai eHi Car Rental Co., Ltd. and China Development Bank (incorporated by reference to Exhibit 4.21 to our Annual Report on Form 20-F (File No. 001-36731) filed with the Securities and Exchange Commission on April 26, 2016)

4.23	Purchase Agreement dated December 1, 2015 for the issuance of US$200 million Senior Unsecured Notes due 2018 (incorporated by reference to Exhibit 4.22 to our Annual Report on Form 20-F (File No. 001-36731) filed with the Securities and Exchange Commission on April 26, 2016)

4.24	English translation of the Loan Contract dated January 8, 2016 between Shanghai eHi Car Rental Co., Ltd. and Shanghai Chenghuan Car Rental Co., Ltd. (incorporated by reference to Exhibit 4.25 to our Annual Report on Form 20-F (File No. 001-36731) filed with the Securities and Exchange Commission on April 26, 2016)

4.25	English translation of the Supplement to Loan Contract dated January 8, 2016 between Shanghai eHi Car Rental Co., Ltd. and Shanghai Chenghuan Car Rental Co., Ltd. (incorporated by reference to Exhibit 4.26 to our Annual Report on Form 20-F (File No. 001-36731) filed with the Securities and Exchange Commission on April 26, 2016)

4.26	English translation of the Guarantee Contract between Shanghai eHi Car Rental Co., Ltd. and Chenghuan Group (incorporated by reference to Exhibit 4.27 to our Annual Report on Form 20-F (File No. 001-36731) filed with the Securities and Exchange Commission on April 26, 2016)

4.27	English translation of the Guarantee Contract between Shanghai eHi Car Rental Co., Ltd., Cheng Rong and Ji Haifeng (incorporated by reference to Exhibit 4.28 to our Annual Report on Form 20-F (File No. 001-36731) filed with the Securities and Exchange Commission on April 26, 2016)

4.28	English translation of the Equity Pledge Agreement dated January 8, 2016 between Shanghai eHi Car Rental Co., Ltd. and Cheng Rong (incorporated by reference to Exhibit 4.29 to our Annual Report on Form 20-F (File No. 001-36731) filed with the Securities and Exchange Commission on April 26, 2016)

4.29	English translation of the Equity Pledge Agreement dated January 8, 2016 between Shanghai eHi Car Rental Co., Ltd. and Ji Haifeng (incorporated by reference to Exhibit 4.30 to our Annual Report on Form 20-F (File No. 001-36731) filed with the Securities and Exchange Commission on April 26, 2016)

4.30*	English translation of the Amendments to the Supplemental Agreements to Loan Agreement dated April 20, 2017 between Shanghai eHi Car Rental Co., Ltd. and Shanghai Chenghuan Car Rental Co., Ltd.

4.31*	Facility Agreement dated August 30, 2016 among eHi Car Services Limited, Deutsche Bank AG Hong Kong Branch, as Facility Agent, and DB Trustees (Hong Kong) Limited, as Security Agent, and certain banks, for the up to US$150 million syndicate loan facility

4.32*	Account Charge Agreement dated August 30, 2016 between eHi Car Services Limited, as Charger, and DB Trustees (Hong Kong) Limited, as Security Agent, for the interest reserve account charge under the up to US$150 million syndicate loan facility

8.1*	List of significant consolidated entities

11.1	Code of Business Conduct and Ethics of eHi Car Services Limited (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form F-1 (File No. 333-199150), as amended, initially filed with the Securities and Exchange Commission on October 3, 2014)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Grandall Law Firm (Shanghai)

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*       Filed with this annual report on Form 20-F.

**     Furnished with this annual report on Form 20-F.

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

Date: April 27, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of eHi Car Services Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income (loss), changes in shareholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of eHi Car Services Limited and its subsidiaries at December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People's Republic of China
April 27, 2017

EHI CAR SERVICES LIMITED

CONSOLIDATED BALANCE SHEETS

As of December 31, 2015 and 2016

(all amounts in RMB, except share and per share data, or as otherwise noted)

	As of December 31,
	2015	2016
	RMB	RMB	US$ (Note 2(d))

ASSETS
Current assets:
Cash and cash equivalents	2,610,088,382	529,518,517	76,266,530
Restricted cash	206,944,000	257,059,302	37,024,241
Accounts receivable, net of allowance for doubtful accounts of RMB7,611,244 and RMB9,159,321 as of December 31, 2015 and 2016, respectively	179,551,576	213,011,929	30,680,099
Receivables due from a related party	7,367,255	1,755,889	252,901
Prepaid expenses and other current assets	377,844,970	727,787,345	104,823,181
Short-term loans receivable	—	50,000,000	7,201,498
Vehicles held for sale	45,467,038	160,732,289	23,150,264
Deferred tax assets, current	—	1,839,973	265,011
Total current assets	3,427,263,221	1,941,705,244	279,663,725

Property and equipment, net	4,096,617,720	5,723,569,175	824,365,429
Intangible assets	45,367,164	64,101,470	9,232,532
Vehicle purchase deposits	216,727,900	420,922,908	60,625,509
Deferred tax assets, non-current	—	649,675	93,573
Other non-current assets	14,943,879	10,010,628	1,441,831
Total assets	7,800,919,884	8,160,959,100	1,175,422,599

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	785,898,613	179,877,847	25,907,799
Payables due to a related party	10,753,914	16,083,610	2,316,522
Accrued expenses and other current liabilities	192,988,964	268,491,387	38,670,805
Income tax payable	89,220,792	5,436,989	783,089
Short-term debt	803,131,683	926,219,333	133,403,332
Total current liabilities	1,881,993,966	1,396,109,166	201,081,547

Long-term debt due to third parties	1,669,452,640	2,667,822,989	384,246,433
Long-term debt due to a related party	300,000,000	100,000,000	14,402,996
Deferred tax liabilities, non-current	—	1,061,542	152,894
Other non-current liabilities	1,400,000	4,835,862	696,508
Total liabilities	3,852,846,606	4,169,829,559	600,580,378

Commitments and contingencies (Note 21)

The accompanying notes are an integral part of the consolidated financial statements.

EHI CAR SERVICES LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

As of December 31, 2015 and 2016

(all amounts in RMB, except share and per share data, or as otherwise noted)

	As of December 31,
	2015	2016
	RMB	RMB	US$ (Note 2(d))

Shareholders’ equity:
Common shares, US$0.001 par value, 500,000,000 and 500,000,000 (including 407,328,619 Class A and 92,671,381 Class B) shares authorized; 137,133,413 (including 64,123,625 Class A and 73,009,788 Class B) and 138,860,287 (including 67,547,921 Class A and 71,312,366 Class B) shares issued and outstanding as of December 31, 2015 and December 31, 2016, respectively	867,001	878,463	126,525
Additional paid-in capital	4,433,439,156	4,474,702,198	644,491,171
Accumulated other comprehensive income	74,554,822	43,201,465	6,222,305
Accumulated deficit	(560,787,701)	(527,652,585)	(75,997,780)
Total shareholders’ equity	3,948,073,278	3,991,129,541	574,842,221
Total liabilities and shareholders’ equity	7,800,919,884	8,160,959,100	1,175,422,599

The accompanying notes are an integral part of the consolidated financial statements.

EHI CAR SERVICES LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the Years Ended December 31, 2014, 2015 and 2016

(all amounts in RMB, except share and per share data, or as otherwise noted)

	For the Years Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$(Note 2(d))

Net revenues:
Car rentals	598,792,396	1,100,578,473	1,663,546,502	239,600,533
Car services	252,372,790	350,051,279	445,397,923	64,150,644
Total net revenues	851,165,186	1,450,629,752	2,108,944,425	303,751,177

Cost of revenues (Note 2(ac))	(718,699,414)	(1,137,978,490)	(1,515,281,510)	(218,245,933)
Gross profit(Note 2(ac))	132,465,772	312,651,262	593,662,915	85,505,244

Selling and marketing expenses:
Third party	(33,721,166)	(48,868,854)	(67,788,291)	(9,763,545)
Related party	(1,594,814)	(16,190,063)	(29,399,234)	(4,234,370)
Total selling and marketing expenses	(35,315,980)	(65,058,917)	(97,187,525)	(13,997,915)
General and administrative expenses	(132,125,421)	(183,548,522)	(251,938,077)	(36,286,631)
Other operating income	17,122,772	10,763,962	10,310,089	1,484,962
Total operating expenses	(150,318,629)	(237,843,477)	(338,815,513)	(48,799,584)
Income (loss) from operations	(17,852,857)	74,807,785	254,847,402	36,705,660

Interest income	4,397,029	2,652,636	8,413,945	1,211,860
Interest expense:
Third party	(76,937,649)	(109,566,064)	(206,425,222)	(29,731,416)
Related party	—	(14,202,500)	(18,534,167)	(2,669,475)
Total interest expense	(76,937,649)	(123,768,564)	(224,959,389)	(32,400,891)
Gain from waiver of warrants	—	16,869,935	—	—
Gain from sale of cost method investment	—	803,059,728	—	—
Other income (expense), net	(840,303)	10,205,275	1,444,129	207,998
Income (loss) before income taxes	(91,233,780)	783,826,795	39,746,087	5,724,627
Provision for income taxes	(1,911,657)	(87,487,990)	(6,610,971)	(952,178)
Net income (loss)	(93,145,437)	696,338,805	33,135,116	4,772,449

Accretion on Series A convertible redeemable preferred shares to redemption value	(69,598)	—	—	—
Accretion on Series B convertible redeemable preferred shares to redemption value	(3,451,997)	—	—	—
Accretion on Series C convertible redeemable preferred shares to redemption value	(75,476,317)	—	—	—
Accretion on Series D convertible redeemable preferred shares to redemption value	(51,479,102)	—	—	—
Accretion on Series E convertible redeemable preferred shares to redemption value	(97,696,064)	—	—	—
Accretion on Class A convertible redeemable preferred shares to redemption value	(22,601,694)	—	—	—
Net income (loss) attributable to common shareholders	(343,920,209)	696,338,805	33,135,116	4,772,449

EHI CAR SERVICES LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (Continued)

For the Years Ended December 31, 2014, 2015 and 2016

(all amounts in RMB, except share and per share data, or as otherwise noted)

	For the Years Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$(Note 2(d))

Net income (loss)	(93,145,437)	696,338,805	33,135,116	4,772,449
Change in cumulative foreign currency translation adjustment, net of tax of nil	(5,437,415)	73,410,193	(31,353,357)	(4,515,823)
Comprehensive income (loss)	(98,582,852)	769,748,998	1,781,759	256,626

Weighted average number of common shares used in computing net income (loss) per share
Basic	19,198,145	126,758,363	137,621,702	137,621,702
Diluted	19,198,145	128,403,877	138,552,031	138,552,031

Net income (loss) per common share attributable to common shareholders
Basic	(17.91)	5.49	0.24	0.03
Diluted	(17.91)	5.42	0.24	0.03

Net income (loss) per ADS*
Basic	(35.82)	10.99	0.48	0.07
Diluted	(35.82)	10.85	0.48	0.07

* Each ADS represents two Class A common shares

The accompanying notes are an integral part of the consolidated financial statements.

EHI CAR SERVICES LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

For the Years Ended December 31, 2014, 2015 and 2016

(all amounts in RMB, except share and per share data, or as otherwise noted)

				Accumulated other		Total
	Common shares		Additional	comprehensive	Accumulated	shareholders’
	Shares	Amount	paid-in capital	income	deficit	equity (deficit)

Balance as of January 1, 2014	6,096,842	40,281	—	6,582,044	(963,273,400)	(956,651,075)
Share-based compensation	—	—	12,681,141	—	—	12,681,141
Accretion on Series A convertible redeemable preferred shares to redemption value	—	—	(69,598)	—	—	(69,598)
Accretion on Series B convertible redeemable preferred shares to redemption value	—	—	(3,451,997)	—	—	(3,451,997)
Accretion on Series C convertible redeemable preferred shares to redemption value	—	—	(18,180,401)	—	(57,295,916)	(75,476,317)
Accretion on Series D convertible redeemable preferred shares to redemption value	—	—	(8,204,575)	—	(43,274,527)	(51,479,102)
Accretion on Series E convertible redeemable preferred shares to redemption value	—	—	(16,639,646)	—	(81,056,418)	(97,696,064)
Accretion on Class A convertible redeemable preferred shares to redemption value	—	—	(3,520,886)	—	(19,080,808)	(22,601,694)
Issuance of Class B common shares for restricted shares	450,000	2,775	(2,775)	—	—	—
Issuance of Class A common shares upon initial public offering, net of issuance costs	20,000,000	122,774	623,663,942	—	—	623,786,716
Issuance of Class A common shares in private placement concurrent with initial public offering, net of issuance costs	8,333,332	51,156	306,883,789	—	—	306,934,945
Conversion of convertible redeemable preferred shares to Class B common shares upon completion of initial public offering	77,999,069	501,620	2,677,790,668	—	—	2,678,292,288
Exercise of warrant	1,500,000	9,219	50,696,063	—	—	50,705,282
Net loss	—	—	—	—	(93,145,437)	(93,145,437)
Foreign currency translation adjustments	—	—	—	(5,437,415)	—	(5,437,415)
Balance as of December 31, 2014	114,379,243	727,825	3,621,645,725	1,144,629	(1,257,126,506)	2,366,391,673
Share-based compensation	—	—	13,983,246	—	—	13,983,246
Exercises of share options	416,246	2,617	5,086,403	—	—	5,089,020
Issuance of Class A common shares in private placement, net of issuance costs	22,337,924	136,559	792,723,782	—	—	792,860,341
Net income	—	—	—	—	696,338,805	696,338,805
Foreign currency translation adjustments	—	—	—	73,410,193	—	73,410,193
Balance as of December 31, 2015	137,133,413	867,001	4,433,439,156	74,554,822	(560,787,701)	3,948,073,278

EHI CAR SERVICES LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT) (Continued)

For the Years Ended December 31, 2014, 2015 and 2016

(all amounts in RMB, except share and per share data, or as otherwise noted)

				Accumulated other		Total
	Common shares		Additional	comprehensive	Accumulated	shareholders’
	Shares	Amount	paid-in capital	income	deficit	equity

Balance as of December 31, 2015	137,133,413	867,001	4,433,439,156	74,554,822	(560,787,701)	3,948,073,278
Share-based compensation	—	—	16,040,947	—	—	16,040,947
Exercises of share options	1,726,874	11,462	25,222,095	—	—	25,233,557
Net income	—	—	—	—	33,135,116	33,135,116
Foreign currency translation adjustments	—	—	—	(31,353,357)	—	(31,353,357)
Balance as of December 31, 2016	138,860,287	878,463	4,474,702,198	43,201,465	(527,652,585)	3,991,129,541

The accompanying notes are an integral part of the consolidated financial statements.

EHI CAR SERVICES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2014, 2015 and 2016

(all amounts in RMB, except share and per share data, or as otherwise noted)

	For the Years Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$ (Note 2(d))

Cash flows from operating activities:
Net income (loss)	(93,145,437)	696,338,805	33,135,116	4,772,449
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Provision for doubtful accounts	927,921	1,641,596	1,548,077	222,969
Depreciation and amortization	287,443,066	474,721,487	668,018,253	96,214,641
Amortization of debt issuance costs and discounts	—	816,082	17,372,579	2,502,172
Share-based compensation	12,681,141	13,983,246	16,040,947	2,310,377
Gain from waiver of warrants	—	(16,869,935)	—	—
Gain from sale of cost method investment	—	(803,059,728)	—	—
Deferred taxes	—	—	(2,489,648)	(358,584)
Foreign currency exchange (gain) loss, net	—	—	11,608,634	1,671,991
Changes in operating assets and liabilities:
Accounts receivable	(48,885,379)	(69,327,865)	(35,008,430)	(5,042,263)
Receivables due from a related party	(20,665)	(7,346,590)	5,611,366	808,205
Prepaid expenses and other assets	(116,446,846)	(166,490,292)	(251,622,358)	(36,241,158)
Income taxes payable	(42,601)	81,996,755	(84,281,714)	(12,139,092)
Accounts payable	(1,066,923)	2,449,643	8,750,324	1,260,309
Payables due to a related party	671,043	10,082,871	5,329,696	767,636
Accrued expenses and other current liabilities	784,966	77,754,819	26,731,063	3,850,075
Net cash provided by operating activities	42,900,286	296,690,894	420,743,905	60,599,727

Cash flows from investing activities:
Purchase of property and equipment	(1,327,734,145)	(2,183,382,209)	(3,687,792,595)	(531,152,613)
Purchase of intangible assets	(8,269,009)	(6,850,853)	(12,779,230)	(1,840,592)
Proceeds from disposal of property and equipment	90,345,645	241,754,708	410,717,362	59,155,603
Cash paid for cost method investment	(153,820,000)	—	—	—
Proceeds from waiver of warrants	—	18,409,199	—	—
Proceeds from sale of cost method investment, net of related transaction costs	—	954,428,056	—	—
Cash paid relating to other investing activities	—	(2,090,288)	—	—
Increase in restricted cash	(162,510,840)	(14,185,928)	(38,874,782)	(5,599,133)
Cash paid for a business combination, net of cash acquired	—	—	(3,229,998)	(465,216)
Cash paid for loans to a third party	—	—	(50,000,000)	(7,201,498)
Net cash used in investing activities	(1,561,988,349)	(991,917,315)	(3,381,959,243)	(487,103,449)

EHI CAR SERVICES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

For the Years Ended December 31, 2014, 2015 and 2016

(all amounts in RMB, except share and per share data, or as otherwise noted)

	For the Years Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$ (Note 2(d))

Cash flows from financing activities:
Proceeds from issuance of convertible redeemable preferred shares	154,338,750	—	—	—
Payment of convertible redeemable preferred shares issuance costs	(859,771)	—	—	—
Proceeds from exercise of warrants	50,705,282	—	—	—
Proceeds from exercise of share options	—	4,891,204	25,431,373	3,662,880
Proceeds from issuance of Class A common shares in private placement, net of issuance costs	—	792,860,341	—	—
Proceeds from borrowings from third parties	945,005,566	704,095,594	2,142,363,443	308,564,517
Proceeds from borrowings from a related party	—	300,000,000	—	—
Repayment of borrowings to third parties	(286,620,041)	(741,253,447)	(1,166,755,309)	(168,047,718)
Repayment of borrowings to a related party	—	—	(200,000,000)	(28,805,992)
Proceeds from issuance of Class A common shares in IPO, net of issuance costs	644,443,313	—	—	—
Proceeds from issuance of Class A common shares in private placement concurrent with IPO, net of issuance costs	306,934,945	—	—	—
Proceeds from issuance of Senior Notes, net of issuance costs	—	1,241,289,905	—	—
Payment for IPO issuance costs	—	(20,656,597)	—	—
Payment of professional fees for issuance of Senior Notes	—	—	(2,740,945)	(394,778)
Net cash provided by financing activities	1,813,948,044	2,281,227,000	798,298,562	114,978,909

Effect of exchange rate changes on cash and cash equivalents	614,312	97,880,059	82,346,911	11,860,422
Net increase (decrease) in cash and cash equivalents	295,474,293	1,683,880,638	(2,080,569,865)	(299,664,391)
Cash and cash equivalents-beginning of year	630,733,451	926,207,744	2,610,088,382	375,930,921
Cash and cash equivalents-end of year	926,207,744	2,610,088,382	529,518,517	76,266,530

Supplemental disclosure for cash flow information
Cash paid for interest	77,356,571	115,018,836	206,010,610	29,671,700
Cash paid for income taxes	1,954,258	5,491,235	93,382,333	13,449,854

Supplemental disclosure of non-cash investing and financing activities:
Sales of property and equipment included in receivables	22,715,893	20,366,352	127,915,314	18,423,637
Changes in vehicle purchase deposits	55,011,769	42,543,272	204,195,008	29,410,199
Conversion of convertible redeemable preferred shares to Class B common shares	2,678,292,288	—	—	—
Accrued IPO issuance costs	20,656,597	—	—	—
Accounts payable for purchase of property, plant and equipment	—	777,961,654	163,190,564	23,504,330
Accrued professional fees for issuance of Senior Notes	—	2,740,945	—	—
Subscription receivables related to share option exercises	—	197,816	—	—

The accompanying notes are an integral part of the consolidated financial statements.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

As of December 31, 2016, the Company and its principal subsidiaries and VIEs are as follows:

	Percentage of ownership or indirect economic ownership	Date of incorporation/ acquisition	Place of incorporation
Parent company and offshore holding companies
eHi Car Services Limited (“Company”)	Parent	August 3, 2007	Caymans
eHi Auto Services (Hong Kong) Holding Limited (“eHi Hong Kong”)	100%	September 24, 2010	Hong Kong
L&L Financial Leasing Holding Limited	100%	October 17, 2013	Hong Kong
Brave Passion Limited (“Brave Passion”)	100%	May 26, 2015	British Virgin Islands
Wholly owned subsidiaries
Shuzhi Information Technology (Shanghai) Co., Ltd. (“Shuzhi”)	100%	March 21, 2008	PRC
Shanghai eHi Car Rental Co., Ltd (“eHi Rental”)	100%	March 10, 2008	PRC
Beijing eHi Car Rental Co., Ltd. (subsidiary of eHi Rental)	100%	August 20, 2008	PRC
Chongqing eHi Car Rental Co., Ltd. (subsidiary of eHi Rental)	100%	December 5, 2009	PRC
Shanghai Smart Brand Auto Driving Services Co., Ltd (“Shanghai Smart Brand,” subsidiary of Shuzhi)	100%	April 13, 2011	PRC
eHi Auto Services (Jiangsu) Co., Ltd. (subsidiary of eHi Hong Kong)	100%	December 23, 2011	PRC
Shanghai eHi Chengshan Car Rental Co., Ltd. (subsidiary of eHi Rental)	100%	August 16, 2012	PRC
Shanghai Taihan Trading Co., Ltd	100%	November 10, 2013	PRC
Shanghai Taihao Financial Leasing Co.,Ltd	100%	January 7, 2014	PRC
Shanghai Taide Financial Leasing Co., Ltd	100%	June 23, 2014	PRC
eHi Car Rental Management Services (Shanghai) Co., Ltd (subsidiary of eHi Rental)	100%	November 10, 2015	PRC
Consolidated variable interest entities (“VIEs”)
Shanghai eHi Information Technology Service Co., Ltd. (“eHi Information”)	100%	March 13, 2014	PRC
Shanghai eHi Car Sharing Information Technology Co., Ltd. (“eHi Car Sharing”)	100%	January 12, 2015	PRC

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

(c)     Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include the allowance for doubtful accounts, costs related to customer loyalty programs, useful lives of vehicles and other tangible or intangible assets, residual values of vehicles, impairment of intangibles and long-lived assets, certain accruals or contingent liabilities, valuation allowances for deferred tax assets, provisions for uncertain tax positions, and valuation of share-based awards and forfeiture rates.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. The resulting exchange differences are included in the consolidated statements of comprehensive income (loss) as general and administrative expenses. Transaction gains and losses resulting from intercompany foreign currency transactions that are of a long-term investment nature are treated in the same manner as translation adjustments and included in cumulative translation adjustments, which is a separate component of shareholders’ equity in the consolidated financial statements.

Assets and liabilities of the Company and its subsidiaries incorporated outside of the PRC are translated into RMB at year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the year. Translation adjustments are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income or loss in the consolidated statements of changes in shareholders’ equity (deficit). The rates of exchange for the U.S. dollar used for translation purposes were RMB6.4936 on December 31, 2015 and RMB6.9370 on December 31, 2016. The average rates of exchange for the U.S. dollar used for translation purposes were RMB6.1428, RMB6.2284, and RMB6.6401 for 2014, 2015, and 2016, respectively.

The unaudited United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader. Unless the amounts were from transactions originally denominated in U.S. dollars or otherwise noted, all translations from RMB into U.S. dollars and from U.S. dollars to RMB for the convenience of the reader were calculated at the rate of US$1.00 = RMB6.9430 on December 31, 2016, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

No single customer accounted for more than 10% of the Company’s consolidated accounts receivable as of December 31, 2015 and 2016, or for more than 10% of the Company’s consolidated net revenues in any of the periods presented.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(all amounts in RMB, except share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)     Cash and cash equivalents

Cash and cash equivalents consist of cash in banks, which are unrestricted as to withdrawal or use.

(g)    Restricted cash

Restricted cash includes cash and cash equivalents that are not readily available for the Company’s normal disbursements. Restricted cash and cash equivalents are primarily related to cash deposits with banks and financial institutions required as part of the Company’s short-term borrowing arrangements (Note 9) and syndicated loan (Note 10).

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

(j)     Short term loan receivable

Short-term loan receivables consist of loans extended to third-parties and are recorded at amortized cost. The Company records interest on an accrual basis and recognizes it in "Interest income" as earned in accordance with the contractual terms of the loan agreement, to the extent that such amounts are expected to be collected.

(k)    Vehicles held for sale

Vehicles held for sale consist of used vehicles subject to signed sales agreements awaiting completion of title transfer. When a vehicle is reclassified as held for sale and transferred from property, plant and equipment, it is not further depreciated and is stated at lower of cost and net realizable value. Cost is the net book value upon the reclassification of the vehicle. Net realizable value is the selling price in accordance with the sales agreement less the estimated costs to be incurred upon the completion of title transfer. As of December 31, 2016, the vehicles reclassified as held for sale are expected to complete title transfer within one year.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(all amounts in RMB, except share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l)     Property and equipment, net

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

Category	Estimated useful lives
Vehicles	3-4 years
In-car equipment	3 years
Office furniture and equipment	5 years
Software	3 - 5 years
Building	39 years
Leasehold improvements	Over the shorter of the lease term or the estimated useful life - 1-5 years

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

The Company monitors accounting estimates relating to vehicles on a quarterly basis, including the depreciation rates and estimated residual values. Changes made to estimates are reflected in vehicle-related depreciation expense on a prospective basis. In addition, depreciation expense associated with vehicles subject to repurchase programs is recorded based on the contractual repurchase prices and holding periods, and is adjusted if the repurchase conditions are not met. When a vehicle is reclassified as held for sale, it is not further depreciated and is accounted for as held for sale. Gain or loss on disposed vehicles or vehicles held for sale is recognized as an adjustment to depreciation expense as part of cost of revenues. The Company recorded losses of RMB516,550 , RMB5,055,620 and a gain of RMB1,848,313 on disposals of vehicles or held-for-sale reclassifications for the years ended December 31, 2014, 2015 and 2016, respectively. The Company fully writes off the net carrying value of a vehicle if the vehicle cannot be tracked via the installed GPS system for more than six months and cannot be otherwise located, as the Company believes that the chance of recovering the vehicle in such circumstances is remote, such losses are recorded as part of cost of revenues.

(m)    Intangible assets

Intangible assets are substantially comprised of car rental operating licenses and vehicle license plates acquired from third parties and local administration authorities. Gross carrying value totaled RMB45,367,164 and RMB64,101,470 as of December 31, 2015 and 2016, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(all amounts in RMB, except share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(n)     Impairment of intangible assets and long-lived assets

The Company evaluates intangible assets and long-lived assets for impairment whenever events or changes in circumstances indicate that the assets might be impaired. For long-lived assets, when these events occur, the Company evaluates impairment by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition.  For indefinite lived assets, the impairment test consists of a comparison of the fair value with carrying value. If the carrying value of an intangible asset exceeds its fair value, which is generally determined using the income approach, market approach, or a combination thereof, an impairment loss is recognized. No impairment charges were recognized for the years ended December 31, 2014, 2015, and 2016.

(o)     Deposits and advances from customers

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

(p)     Revenue recognition

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(all amounts in RMB, except share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(q)     Lease Obligations

In accordance with ASC 840, Leases, leases for a lessee are classified at the inception date as either a capital lease or an operating lease. The Company assesses a lease to be a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property's estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. The capitalized lease obligation reflects the present value of future rental payments, discounted at the appropriate interest rates. The cost of the asset is amortized over the lease term. However, if ownership is transferred at the end of the lease term, the cost of the asset is amortized as set out under the property and equipment section of this note.

Operating lease expenses are recognized on a straight-line basis over the applicable lease term.

(r)     Net investment in direct financing leases

For leases where the Company is the lessor, a transaction is accounted for as a direct financing lease if the transaction satisfies one of the four capital lease conditions as discussed under the capital lease obligations section of this note, the collectability of the minimum lease payments is reasonably predictable, and there are no important uncertainties surrounding the amount of unreimbursable costs yet to be incurred by the Company under the lease.

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

The Company records revenue attributable to direct financing leases so as to produce a constant rate of return on the balance of the net investment in the lease. Total direct financing leases revenues were RMB 1,167,659, RMB7,197,316 and RMB10,140,216 for the years ended December 31, 2014, 2015 and 2016, respectively, and were recorded in car rental revenues in the consolidated statements of comprehensive income (loss).

(s)     Customer loyalty program

The Company has a customer loyalty program where registered members earn points upon eligible purchases and such points can be redeemed for free rental periods, mileage upgrades, and other free gifts.  The Company estimates the incremental costs associated with the Company’s future obligation to its customers, and records them as selling and marketing expense in the consolidated statements of comprehensive income (loss). Unredeemed membership points are recorded in accrued expenses and other current liabilities in the consolidated balance sheets.  The Company adjusts the liability associated with the customer loyalty program based on the Company’s estimate of future redemption of membership points prior to their expiration, which is three calendar years from the day the membership points are awarded. As of December 31, 2015 and 2016, the accrued liabilities associated with the customer loyalty program were RMB4,412,036 and RMB7,185,774, respectively.

(t)     Advertising costs

The Company expenses advertising costs as incurred. Total advertising expenses were RMB16,104,661, RMB28,946,698 and RMB38,968,240 for the years ended December 31, 2014, 2015 and 2016, respectively, and were recorded in selling and marketing expenses in the consolidated statements of comprehensive income (loss).

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(all amounts in RMB, except share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(u)     Taxation

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and tax credits, if any. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in which temporary differences are expected to be received or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of operations in the period of the enactment of the change. The components of deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.

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

(v)     Government grants and subsidy income

The Company receives government grants and subsidies in the PRC from various levels of local governments from time to time which are granted for general corporate purposes and to support its ongoing operations in the regions. The Company is also entitled to receive financial subsidies in relation to the VAT Pilot Program as discussed in Note 13. These government subsidies are recorded as other operating income in the consolidated statement of comprehensive income (loss) in the period cash is received. For government grants that contain certain operating conditions, the amounts are recorded as liabilities when received, and are recognized in the consolidated statements of comprehensive income (loss) as a reduction of the related costs for which the grants are intended to compensate when the conditions are met. Government grants relating to property, plant and equipment are included in non-current liabilities as deferred government grants and are credited to the consolidated statements of comprehensive income (loss) as reductions to depreciation expense on a straight-line basis over the expected lives of the related assets.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(all amounts in RMB, except share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(w)    Fair value measurements

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

The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable, short-term loans receivable, accounts payable, advances from customers, certain accrued expenses and other current liabilities, and short-term and long-term debt. The carrying amounts of short-term financial instruments, excluding short-term debt, approximate their fair values due to the short-term maturity of these instruments. The carrying amounts of short-term debt as of December 31, 2015 and December 31, 2016 approximate their fair values as the interest rates they bear reflected the current quoted market yield for comparable debt (Level 2 inputs). The fair value of long-term borrowings is estimated based on quoted market rates as well as borrowing rates currently available for borrowings with a similar term, and the fair value of 2018 Senior Notes is estimated based on the average of the bid and ask price as of December 31, 2015 and December 31, 2016 (Level 2 inputs). The fair value of long-term debts including long-term borrowings and 2018 Senior Notes were RMB2,506,136,601 and RMB3,214,860,166 as of December 31, 2015 and 2016, as follows:

	As of December 31, 2015		As of December 31, 2016
	Nominal Unpaid Principal Balance	Aggregate Fair Value	Nominal Unpaid Principal Balance	Aggregate Fair Value
Long-term borrowings, including current portion	1,166,594,365	1,217,498,714	1,747,583,173	1,755,993,820
2018 Senior Notes	1,298,720,000	1,288,637,887	1,387,400,000	1,458,866,346
Total long-term debt	2,465,314,365	2,506,136,601	3,134,983,173	3,214,860,166

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

(y)     Share-based compensation

The Company recognizes share-based compensation based on the grant date fair value of equity awards, with compensation expense, net of a forfeiture rate, recognized over the period in which the grantee is required to provide services to the Company in exchange for the equity award. Share-based compensation expense is recognized (i) immediately at the grant date for awards with no vesting conditions or (ii) using the straight-line method for awards with graded vesting features and service conditions only. Share-based compensation expense is classified in the consolidated statements of comprehensive income (loss) based upon the job function of the grantee. For the years ended December 31, 2014, 2015 and 2016, the Company recognized share-based compensation expense of RMB12,681,141, RMB13,983,246 and RMB16,040,947, respectively, as follows:

	For the years ended December 31,
	2014	2015	2016
Cost of revenues	133,801	361,951	839,543
Selling and marketing expenses	489,831	894,680	401,498
General and administrative expenses	12,057,509	12,726,615	14,799,906
Total	12,681,141	13,983,246	16,040,947

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

(ad)   Business Combinations

In accordance with ASC 805, Business Combinations, in business combinations not involving entities or businesses under common control, the Company measured the cost of an acquisition as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred and equity instruments issued. The transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of the (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income (loss).

The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to forecast the future cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Although management believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.

A non-controlling interest is recognized to reflect the portion of a subsidiary’s equity which is not attributable, directly or indirectly, to the Company. Consolidated net income (loss) on the consolidated statements of comprehensive income (loss) includes the net income (loss) attributable to non-controlling interests when applicable. The cumulative results of operations attributable to non-controlling interests are also recorded as non-controlling interests in the Company’s consolidated balance sheets. Cash flows related to transactions with non-controlling interests are presented under financing activities in the consolidated statements of cash flows when applicable.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(all amounts in RMB, except share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(ae)   Recently issued accounting standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, "Revenue from Contracts with Customers," or ASU 2014-09. This update contains new accounting literature relating to how and when a company recognizes revenue. Under ASU 2014-09, a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services. ASU 2014-09 is effective for the Company’s fiscal year beginning January 1, 2018, which reflects a one year deferral approved by the FASB in July 2015, with early application permitted provided that the effective date is not earlier than the original effective date (which would be the Company’s fiscal year beginning January 1, 2017). In March 2016, the FASB issued an amendment (ASU 2016-08) to the new revenue recognition guidance clarifying how to determine if an entity is a principal or agent in a transaction. In April (ASU 2016-10), May (ASU 2016-12), and December (ASU 2016-20) of 2016, the FASB further amended the guidance to include performance obligation identification, licensing implementation, collectability assessment and other presentation and transition clarifications. The effective date and transition requirements for the amendments in this ASU are the same as the effective date and transition requirements for Topic 606 (and any other Topic amended by ASU 2014-09). The company has not early adopted ASU 2014-09 and it will become effective for the Company on January 1, 2018. The Company is currently in the process of analyzing each of its revenue streams to determine the impact the adoption of ASU 2014-09 will have on its financial statements and related disclosures. The standard permits the use of either the full retrospective or modified retrospective transition method. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting. The Company is currently evaluating the potential impact to their contracts and revenue recognition. The Company will continue the evaluation, analysis, and documentation of its adoption of ASU 2014-09 (including those subsequently issued updates that clarify ASU 2014-09’s provisions) throughout 2017 as the Company works toward the implementation and finalizes its determination of the impact that the adoption will have on the consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, "Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes," or ASU 2015-17. This guidance was issued to simplify the presentation of deferred income taxes. The amendments in ASU 2015-17 require deferred tax assets and liabilities to be classified as noncurrent in a classified statement of financial position. ASU 2015-17 is effective for annual and interim periods beginning after December 15, 2016, and should be applied prospectively with early adoption permitted at the beginning of an interim or annual reporting period. We have not early adopted this update. The Company has completed its evaluation of the impact of the updated guidance and has concluded that it the impact on the consolidated financial statements will be limited to reclassification of deferred tax assets and liabilities, which presently are insignificant amounts on a net basis, to noncurrent captions.

In February 2016, the FASB issued ASU 2016-02, “Leases”. Under the new guidance, lessees will be required to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months on the balance sheet. The updated guidance also expands the required quantitative and qualitative disclosures surrounding leases. Additionally, ASU 2016-02 aligns key aspects of lessor accounting with the new revenue recognition guidance in ASU 2014-09, “Revenue from Contracts with Customers” (see above). Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. This guidance also expands the requirements for lessees to record leases embedded in other arrangements and the required quantitative and qualitative disclosures surrounding leases. For lessors, the guidance modifies classification criteria and accounting for sales-type and direct financing leases and requires a lessor to derecognize the carrying value of the leased asset that is considered to have been transferred to a lessee and record a lease receivable and residual asset. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years, with earlier application permitted; hence, it applies to the Company beginning with calendar 2019. A modified retrospective transition approach is required for both lessees and lessors for existing leases at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is still in the process of evaluating the impact of the adoption of this update on its consolidated financial statements and related disclosures.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(all amounts in RMB, except share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(ae)   Recently issued accounting standards (Continued)

In March 2016, the FASB issued ASU 2016-09, “Improvements to Employee Share-Based Payment Accounting”. This guidance affects entities that issue share-based payment awards to their employees. ASU 2016-09 is designed to simplify several aspects of accounting for share-based payment award transactions that include the income tax consequences, classification of awards as either equity or liabilities, classification on the statement of cash flows, and forfeiture rate calculations. ASU 2016-09 will become effective for annual and interim periods beginning after December 15, 2016, and early adoption is permitted in any interim or annual period. The Company is in the process of evaluating the impact of the adoption of this update on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15 Statement of Cash Flows (Topic 230): “Classification of Certain Cash Receipts and Cash Payments”. The standard is intended to eliminate diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. ASU 2016-15 will be effective for fiscal years beginning after December 15, 2017. Early adoption is permitted for all entities. The Company is in the process of evaluating the impact of this guidance on its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows: Restricted Cash”. The standard addresses the diversity in practice that exists in the classification and presentation of changes in restricted cash and requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. ASU 2016-18 is effective retrospectively for fiscal years and interim periods within those years beginning after December 15, 2017. The Company is in the process of evaluating the impact of this guidance on its consolidated financial statements.

3. BUSINESS COMBINATIONS

Hangzhou Deyu Car Dealing Services Co., Ltd

In March 2016, to expand its operations, the Company acquired 100% of the equity interests in Hangzhou Deyu Car Dealing Services Co., Ltd (“Deyu”), holding a number of vehicles plates in Hangzhou, where the local government had promulgated policies controlling the number of new local vehicle plates issued. The total purchase price for the transaction was RMB3,229,998 and was funded from the Company’s existing cash resources, which the Company fully paid in March 2016. Beginning March 31, 2016, the date of acquisition, Deyu has been fully consolidated into the Company’s financial statements. The allocation of the purchase price at the date of acquisition is summarized as follows:

RMB
Net assets	45,374
Identifiable intangible assets —vehicles plates	4,246,166
Deferred tax liabilities	(1,061,542)
Total	3,229,998

The intangible assets acquired through the Company's acquisition of Deyu are considered to be indefinite-lived and are therefore not subject to amortization.

The Company's business combination completed during the year ended December 31, 2016 did not have a material impact on the Company’s consolidated statements of operations and therefore pro forma disclosures have not been presented.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(all amounts in RMB, except share and per share data, unless otherwise stated)

4. ALLOWANCE FOR DOUBTFUL ACCOUNTS

An analysis of the allowance for doubtful accounts receivable for the years ended December 31, 2015 and 2016 is as follows:

	For the years ended December 31,
	2014	2015	2016
Balance, beginning of the year	5,041,727	5,969,648	7,611,244
Provision for doubtful accounts	927,921	1,641,596	1,548,077
Balance, end of the year	5,969,648	7,611,244	9,159,321

5. SHORT-TERM LOAN RECEIVABLE

In January 2016, the Company entered into agreements with Shanghai Chenghuan Car Rental Company Limited (“Shanghai Chenghuan”), pursuant to which the Company agreed to extend, through entrusted bank loans, an aggregate amount of RMB50,000,000 to Shanghai Chenghuan. Shanghai Chenghuan is a middle-to-high-end car rentals and car services provider in the local market, and is an independent third party. The loans have a term of one year and bear an interest rate of 7.75% per annum. The loan receivable is fully collateralized with 100% Shanghai Chenghuan’s shares. After one year, the Company has the option to convert its creditor rights into equity interests in Shanghai Chenghuan at a pre-determined valuation. The Company concluded that the loan should be accounted for as short-term loan receivable in its entirety and compounded accrued interest, as the conversion option is not a derivative and there should be no separate bifurcation of derivative accounting for conversion option. In January 2017, the company extended the RMB18 million loan agreement for one year, which will be due in January 2018 after extension.

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2015	2016
Prepaid insurance expense	65,753,529	115,498,191
Staff advances	9,984,229	18,060,202
Rental deposits	7,638,632	11,137,408
Prepaid gasoline and repair supplies	14,081,872	17,481,886
Receivables from disposal of vehicles	20,366,352	127,915,314
Value-added taxes deductible	166,328,043	311,501,214
Prepaid rental expenses	8,479,708	13,964,546
Net investment in direct financing leases, current portion	63,927,894	63,999,571
Others	21,284,711	48,229,013
Total	377,844,970	727,787,345

7. INVESTMENTS

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(all amounts in RMB, except share and per share data, unless otherwise stated)

7. INVESTMENTS (Continued)

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

8. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of December 31,
	2015	2016
Vehicles	4,182,308,204	5,926,576,864
In-car equipment	26,640,939	37,670,565
Building	—	55,587,304
Leasehold improvements	25,545,379	32,752,237
Software	11,835,395	12,211,763
Office furniture and equipment	27,302,112	33,463,933

Property and equipment subject to depreciation	4,273,632,029	6,098,262,666
Less: accumulated depreciation	(712,036,846)	(1,127,934,340)

Subtotal	3,561,595,183	4,970,328,326
Construction in progress	535,022,537	753,240,849
Property and equipment, net	4,096,617,720	5,723,569,175

The Company entered into capital lease arrangements in the year ended December 31, 2015 for the use of certain vehicles. The gross amount of these vehicles were RMB9,584,628 (US$1,479,612) as of December 31, 2015. These vehicles are included as “vehicles” in property and equipment, net on the consolidated balance sheets. There are no future minimum lease payments as of December 31, 2015 as all payments under the capital lease arrangement have been fully prepaid; accordingly, no lease obligation disclosures are presented.

The Company recorded depreciation expense relating to vehicles and in-car equipment of RMB277,336,281, RMB457,478,811and RMB654,654,545 for the years ended December 31, 2014, 2015 and 2016, respectively, as costs of revenue in the consolidated statements of comprehensive income (loss).

8. PROPERTY AND EQUIPMENT, NET (Continued)

Depreciation expense of other property and equipment totaled RMB10,106,785, RMB17,242,676 and RMB13,363,708 for the years ended December 31, 2014, 2015 and 2016, respectively, and was recorded in the consolidated statements of comprehensive income (loss) as cost of revenue and operating expenses.

As of December 31, 2015 and 2016, vehicles and in-car equipment with a total initial cost of RMB797,852,647 and RMB 465,073,020, respectively, were used as collateral in relation to certain long-term borrowing arrangements as disclosed in Note 10.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(all amounts in RMB, except share and per share data, unless otherwise stated)

9. SHORT-TERM DEBT

	As of December 31,
	2015	2016
Short-term borrowings	350,000,000	620,105,995
Long-term borrowings, current portion (Note 10)	453,131,683	306,113,338
Total	803,131,683	926,219,333

Short-term borrowings

	As of December 31,
	2015	2016
Notes payable	-	363,983,800
Short-term bank borrowings guaranteed by the Founder and his spouse	100,000,000	75,000,000
Short-term bank borrowings	250,000,000	181,122,195
Total short-term bank borrowings	350,000,000	620,105,995

Notes payable

The Company is required to maintain a certain balance of cash deposit in designated bank accounts for the notes payable outstanding as of December 31, 2016. Such required cash deposit of RMB246,326,100 was classified as restricted cash on the consolidated balance sheet.

Short-term bank borrowings guaranteed by the Founder and his spouse

In January 2015, the Company entered into a short-term loan facility agreement with a bank for which a total loan facility up to RMB100,000,000 was made available to the Company. As of December 31, 2015, the principal amount outstanding under this agreement was RMB50,000,000, bearing an interest rate of 4.75% per annum. This short-term borrowing was guaranteed by the Founder of the Company, Ray Ruiping Zhang, and his spouse, Suping Han. This short-term borrowing was fully repaid during the year ended December 31, 2016.

In October 2015, the Company entered into a short-term loan facility agreement with a bank for which a total loan facility up to RMB50,000,000 was made available to the Company. As of December 31, 2015, the principal amount outstanding under this agreement was RMB50,000,000, bearing an interest rate of 4.35% per annum. This short-term borrowing was guaranteed by the Founder of the Company, Ray Ruiping Zhang, and his spouse, Suping Han. It was fully repaid during the year ended December 31, 2016. In October 2016, the Company entered into another short-term loan agreements with the same bank for aggregate principal amounts of RMB50,000,000. The borrowing bear interest rates of 4.35 % per annum. This short-term borrowing was guaranteed by the Founder of the Company, Ray Ruiping Zhang, and his spouse, Suping Han.

In February 2016, the Company entered into a short-term loan facility agreement with a bank for which a total loan facility up to RMB25,000,000 was made available to the Company. As of December 31, 2016, the principal amount outstanding under this agreement was RMB25,000,000, bearing an interest rate of 4.698% per annum. This short-term borrowing was guaranteed by the Founder of the Company, Ray Ruiping Zhang, and his spouse, Suping Han.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(all amounts in RMB, except share and per share data, unless otherwise stated)

9. SHORT-TERM DEBT (Continued)

Short-term borrowings (Continued)

Short-term bank borrowings

In December 2014 and August 2015, the Company entered into two short-term loan facility agreements with a bank for which a total loan facility up to RMB400,000,000 was made available to the Company. As of December 31, 2015, the principal amounts outstanding under the agreement were RMB200,000,000, bearing interest rates of 2.42% per annum. In conjunction with the loan facility agreements, the Company is also required to maintain a certain balance of cash deposited in designated bank accounts for the period the bank borrowings are outstanding. Such required cash deposits of RMB206,944,000 were classified as restricted cash on the consolidated balance sheets as of December 31, 2015. This short-term borrowing was fully repaid during the year ended December 31, 2016 and the pledged cash deposits of RMB206,944,000 were released along with the repayment.

In August 2015, the Company entered into three short-term loan agreements with a bank for aggregate principal amounts of RMB50,000,000. As of December 31, 2015, the principal amount outstanding under these agreements were RMB10,000,000, RMB10,000,000 and RMB30,000,000, respectively, bearing interest rates of 4.876%, 4.876% and 4.611% per annum. These borrowings were fully repaid during the year ended December 31, 2016. During 2016, the Company entered into four other short-term loan agreements with the same bank for aggregate principal amounts of RMB100,000,000. As of December 31, 2016, the principal amount outstanding under these agreements were RMB50,000,000, RMB10,000,000, RMB10,000,000 and RMB30,000,000, respectively, bearing same interest rates of 4.35% per annum.

In April 2016, the Company entered into a short-term borrowing agreements with a bank for an aggregate principal amount of RMB30,000,000. As of December 31, 2016, the principal amount outstanding under this agreement was RMB30,000,000, bearing an interest rate of 4.1325% per annum.

In August 2016, the Company entered into a short-term loan facility agreement with a bank for which a total loan facility up to RMB25,000,000 was made available to the Company. As of December 31, 2016, the principal amount outstanding under this agreement was RMB25,000,000, bearing an interest rate of 4.35% per annum.

In 2016, in connection with the purchase of vehicles, the Company entered into short-term borrowing agreements with a third-party financing company for an aggregate principal amount of RMB30,000,000. Principal and interest are payable monthly and the borrowings bear interest at 4.82% per annum. As of December 31, 2016, total principal amounts outstanding under these agreements were RMB26,122,195.

The weighted average interest rate on short-term bank borrowings was 3.76% and 3.66% for the years ended December 31, 2015 and December 31, 2016, respectively.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(all amounts in RMB, except share and per share data, unless otherwise stated)

10. LONG-TERM DEBT

	As of December 31,
	2015	2016
Long-term bank borrowing guaranteed by a guarantee agent	32,000,000	-
Long-term borrowings collateralized by vehicles	530,173,126	292,605,866
Long-term bank borrowings collateralized by receivables	304,421,239	189,427,307
Entrusted long-term borrowing from a related party	300,000,000	100,000,000
2018 Senior Notes	1,255,989,958	1,356,213,357
Syndicated loan	-	1,010,689,797
Long-term bank borrowings	-	125,000,000
Subtotal	2,422,584,323	3,073,936,327
Less: Current portion of long-term debt	(453,131,683)	(306,113,338)
Total long-term debt	1,969,452,640	2,767,822,989

Long-term bank borrowing guaranteed by a guarantee agent

In 2013, the Company entered into a long-term loan facility agreement with a bank for which a total loan facility up to RMB80,000,000 was made available to the Company. As of December 31, 2015, the principal amounts outstanding under this agreement were RMB32,000,000, with interest rate of 5.775% per annum. The principal and interest are payable quarterly over three years. The loan was guaranteed by a third-party guarantee agent, and the Company pledged 5.76% of a consolidated subsidiary’s equity interest to the third-party guarantee agent as collateral of the long-term bank borrowing arrangement as of December 31, 2015. Equity interests pledged represented 3.68% of the Company’s consolidated net assets as of December 31, 2015. The Company fully repaid this long-term borrowing during the year ended December 31, 2016. The pledged equity interests were released along with the repayment.

Long-term borrowings collateralized by vehicles

In connection with the purchase of vehicles, the Company entered into borrowing agreements from 2013 to 2016 with several third-party financing companies for an aggregate principal amount of RMB687,048,883 as of December 31, 2016. Principal and interest are payable monthly over three years. As of December 31, 2015, and 2016, the borrowings bear interest at 8.5%-13% and 5.2%-9.12% per annum, respectively. These borrowings were collateralized by vehicles and in-car equipment with an aggregate initial cost of RMB508,966,714, and RMB328,782,218 as of December 31, 2015 and 2016 respectively. During 2016, the Company early repaid part of these borrowings. Due to the early repayment, as of December 31, 2015 and 2016, total principal amounts outstanding under these agreements were RMB243,199,004, and RMB74,605,866, respectively.

In 2013 and 2014, the Company entered into two long-term borrowing agreements with a third party financing company for purchase of certain vehicles. Principal amounts are payable at the end of the borrowing terms, which were three years from the contract date, and interest amounts are payable quarterly over the terms of the borrowing arrangements. These loans were collateralized by vehicles with an aggregate initial cost of RMB288,885,933 as of December 31, 2015. Additionally, the Company pledged 100% of a consolidated subsidiary’s equity interest to the third-party financing company. As of December 31, 2015, total principal amounts outstanding under these agreements were RMB286,974,122, with an interest rate of 11% per annum. Equity interests pledged represented 0% of the Company’s consolidated net assets as of December 31, 2015. In September 2016, the Company early repaid the entire amount of the loan and the collateralized vehicles and pledged equity interest were released.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(all amounts in RMB, except share and per share data, unless otherwise stated)

10. LONG-TERM DEBT (Continued)

Long-term borrowings collateralized by vehicles (Continued)

In July 2015, the Company entered into a five-year framework agreement with China Development Bank, which includes various financing products for an aggregate amount of RMB1.5 billion. In January 2016, in connection with purchase of vehicles, the Company drew down an aggregate amount of RMB220 million in bank loans under this framework agreement. The loan bears an initial interest rate of 5.225% per annum and the interest rate is adjusted annually based on the published People’s Bank of China interest rate with equivalent term. The principal and interest are payable over three years from the borrowing commencement date. The borrowing was collateralized by vehicles with an aggregate initial cost of RMB136,290,802 as of December 31, 2016. As of December 31, 2016, total principal amounts outstanding under these agreements were RMB 218,000,000, bearing interest at 5.225% per annum.

Long-term bank borrowings collateralized by receivables

In 2014 and 2015, in connection with the purchase of vehicles, the Company entered into eight long-term loan agreements with a bank. As of December 31, 2015 and 2016, the principal amounts outstanding under these agreements were RMB198,933,369 and RMB121,330,685, respectively. As of December 31, 2015 and 2016, the loans bear interest rates at 5.225% per annum. The interest rates are adjusted annually based on the published People’s Bank of China interest rate with equivalent terms. The principal and interest are payable monthly over three years. This long-term bank borrowing is pledged with receivables due from the Company’s wholly-owned subsidiary.

In September 2014, in connection with the purchase of vehicles, the Company entered into a long-term loan facility agreement with a bank for which up to RMB155,000,000 was made available to the Company with a floating interest rate. As of December 31, 2015, and 2016, the principal amounts outstanding under this agreement were RMB105,487,870 and RMB68,096,622, respectively with interest rate of 4.9875% per annum. The principal and interest are payable monthly over three years. This long-term bank borrowing is pledged with receivables due from the Company’s wholly-owned subsidiary.

Entrusted long-term borrowing from a related party

In April 2015, in connection with the purchase of vehicles, the Company entered into a entrusted long-term loan agreement with related party Ctrip for which a total loan facility up to RMB300,000,000 was made available to the Company. In October 2016, the Company repaid RMB200,000,000 originally due in 2018. Due to early repayment, the principal amounts outstanding under this agreement were RMB300,000,000 and RMB100,000,000 as of December 31, 2015 and 2016, respectively with interest rate of 6.90% per annum. The remaining principal is payable at the end of the borrowing term, which was three years from the contract date, and interest amounts are payable quarterly over the term of the borrowing arrangement.

With respect to all aforementioned arrangements, the undrawn loan facilities available to the Company totaled RMB49,512,130 and RMB63,358,721 as of December 31, 2015 and 2016, respectively.

The Company’s short-term and long-term borrowing arrangements include certain restrictive covenants that, among other things, limit the Company’s ability to incur additional indebtedness or create new mortgages or charges, request the Company to maintain its shareholding structure and make timely reports. Certain borrowing covenants also post restrictions on the use of proceeds and asset sales, and require the Company to provide notice or obtain consent for significant corporate events. As a result of these restrictions, although the Company’s overall liquidity may be sufficient to satisfy the Company’s obligations, the Company may be limited by covenants in some of the Company’s borrowing agreements from transferring cash to other subsidiaries that might require funds. In addition, cross default provisions in the Company’s other indebtedness may be triggered if the Company defaults on any of these debt agreements. The Company did not violate any financial covenants during the years ended December 31, 2015 and 2016.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(all amounts in RMB, except share and per share data, unless otherwise stated)

10. LONG-TERM DEBT (Continued)

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

Repurchase options available to the Company

The Company may redeem the Notes, in whole but not in part, at any time at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the greater of (1) 1.00% of the principal amount, or (2) the excess, if any, of (i) the present value at such redemption date of the redemption price of such Note on December 8, 2018, plus all required remaining scheduled interest payments due on such Notes (but excluding accrued and unpaid interest to the redemption date) through December 8, 2018, computed using a discount rate equal to a defined US Treasury security rate plus 100 basis points, over (ii) the principal amount of such Notes on such redemption date, and accrued and unpaid interest, if any, to (but not including) the redemption date.

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

The Notes contain restrictive covenants including, among others, limitations on liens, consolidation, investment, merger and sale of the Company's assets, maintenance of a fixed charge coverage ratio, and limitations on asset sales or use of proceeds.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(all amounts in RMB, except share and per share data, unless otherwise stated)

10. LONG-TERM DEBT (Continued)

Syndicated loan

In August 2016, the Company signed a three-year syndicated loan agreement (the “Facility Agreement”) with a syndicate of lead arrangers, which provided for a US$110 million facility (the "Initial Facility") and a US$40 million greenshoe facility (the "Greenshoe"). In September 2016, the Company drew down the entire US$150 million including the greenshoe facility under the facility agreement. As of December 31, 2016, the principal amounts outstanding under these agreements were US$150,000,000. The proceeds of the loan are used to (1) refinance existing indebtedness; (2) capital expenditure; (3) to fund interest reserve account; (4) to pay all transaction-related fees; and (5) general corporate purposes. The loan bears a floating interest rate of LIBOR + 3.50% margin per annum. The loan was guaranteed by the Company’s offshore subsidiaries. The Company is required to maintain a certain balance of cash deposit in the interest reserve account collateralized in favor of the lenders in connection with these facilities. Such required balance needs to cover the interest payable in 3 month time. As of December 31, 2016, such required cash deposit of US$1,547,240 was classified as restricted cash on the consolidated balance sheet. The loan agreement contains financial covenants requiring the Company to maintain a certain leverage ratio. The Company is compliant with these covenants as of December 31, 2016.

Long-term bank borrowings

In December 2016, the Company entered into a long-term loan agreement with a bank which a total loan facility up to RMB150,000,000 was made available to the Company. As of December 31, 2016, the principal amounts outstanding under this agreement were RMB125,000,000 with interest rate of 4.9875% per annum. The principal and interest are payable quarterly over three years.

Future principal maturities of long-term debt as of December 31, 2016 are as follows:

Years Ended December 31,	Amount (RMB)
2017	306,113,338
2018	2,293,893,014
2019	534,976,821
Total	3,134,983,173

11. ACCOUNTS PAYABLE

Accounts payable consist of the following:

	As of December 31,
	2015	2016
Payables for purchase of property and equipment	777,961,654	163,190,564
Others	7,936,959	16,687,283
Total	785,898,613	179,877,847

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(all amounts in RMB, except share and per share data, unless otherwise stated)

12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2015	2016
Customer deposits	46,930,870	55,991,264
Advance from customers	50,048,183	68,397,492
Accrued employee payroll and welfare	46,181,537	57,367,892
Accrued advertising and promotion expense	6,600,440	17,306,922
Accrued interest payable	9,192,322	8,530,203
Accrued professional service fees	3,520,035	4,316,185
Accrued liability related to customer loyalty program	4,412,036	7,185,774
Tax payable	2,409,341	15,471,552
Property related purchase payable	-	11,354,874
Others	23,694,200	22,569,229
Total	192,988,964	268,491,387

13. TAXATION

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

(b) Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains in Cayman Islands. Additionally, upon payments of dividends to shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% since January 1, 2010. Operations in Hong Kong have incurred net accumulated operating losses for income tax purposes and no income tax provisions are recorded for the periods presented.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(all amounts in RMB, except share and per share data, unless otherwise stated)

13. TAXATION (Continued)

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

In accordance with PRC tax regulations, the Company provided RMB83,103,026 (US$13,587,500) of income tax expense for the gain realized from the disposal of a cost method investment in 2015. The gain (Note 7) arose from the indirect sale of an investment in Xiaoju Kuaizhi Inc., a PRC tax resident enterprise when Eagle Legend Global Limited transferred equity of its wholly-owned subsidiary, Elite Plus. According to Circular 7 issued by the State Administration of Taxation of the PRC on February 3, 2015, if a non-PRC resident enterprise (such as the Company) indirectly transfers PRC taxable properties without a reasonable business purpose, including equity investments in a PRC tax resident enterprise, by disposing of an equity interest held in an overseas holding company, which is the means through which the Company’s transaction was implemented, such indirect transfer should be deemed as a direct transfer of PRC taxable properties and gains derived from such indirect transfer may be subject to the PRC withholding tax at a rate of up to 10%. As Circular 7 was promulgated recently, it is not clear how it will be implemented; however, the Company’s disposal transaction appears to qualify as a taxable event under the circular. In light of this uncertainty, the Company accrued for withholding tax at the statutory rate of 10% on the realized gain. In 2016, the Company provided remaining income taxes of RMB1,881,456 (US$ 270,986) as a true up for the gain realized from the disposal of the cost method according to PRC tax regulation.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(all amounts in RMB, except share and per share data, unless otherwise stated)

13. TAXATION (Continued)

(b) Income Taxes (Continued)

Pre-tax income (loss)

The following table sets forth the components of pre-tax income (loss):

	For the years ended December 31,
	2014	2015	2016
Pre-tax income (loss) from domestic (PRC) entities	(75,910,255)	5,669,944	248,923,620
Pre-tax income (loss) from foreign (non-PRC) entities	(15,323,525)	778,156,851	(209,177,533)
Total pre-tax income (loss)	(91,233,780)	783,826,795	39,746,087

During the year ended December 31, 2015, the Company’s pre-tax income attributable to non-PRC entities increased as a result of the sale of its investment in Xiaoju Kuaizhi Inc., which was held in an offshore subsidiary, as discussed in the foregoing paragraph.

During the year ended December 31, 2016, the Company’s pre-tax loss attributable to non-PRC entities are primarily related to interest expense of US$ 150 million syndicated loan, 2018 senior notes, share-based compensation and foreign exchange loss.

The current and deferred portions of income tax expense included in the consolidated statements of operations and comprehensive income (loss) during the years ended December 31, 2014, 2015 and 2016 are as follows:

	For the years ended December 31,
	2014	2015	2016
Current income tax expense
Domestic (PRC) entities	1,911,657	1,408,703	3,049,504
Foreign (non-PRC) entities	-	-	-
Total	1,911,657	1,408,703	3,049,504
Deferred income tax expense
Domestic (PRC) entities	-	-	(2,489,648)
Foreign (non-PRC) entities	-	-	-
Total	-	-	(2,489,648)
Income tax expense (excluding withholding tax)
Domestic (PRC) entities	1,911,657	1,408,703	559,855

Withholding tax
Foreign (non-PRC) entities	-	86,079,287	6,051,116

Total income tax expense	1,911,657	87,487,990	6,610,971

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(all amounts in RMB, except share and per share data, unless otherwise stated)

13. TAXATION (Continued)

(b) Income Taxes (Continued)

Reconciliation of the differences between statutory tax rate and the effective tax rate

The following table sets forth a reconciliation between the statutory PRC EIT rate of 25% and the effective tax rate:

	For the Years Ended December 31,
	2014	2015	2016
Statutory income tax rate	25.0%	25.0%	25.0%
Different tax rates in other jurisdictions	(4.0)%	(26.0)%	90.8%
Withholding tax on sale of cost method investment	—	10.6%	15.2%
Permanent differences	1.9%	0.1%	(17.1%)
Change in valuation allowance	(25.0)%	1.1%	(97.5%)
Tax holiday	—	—	0.2%
Other	—	0.4%	—
Effective tax rate	(2.1)%	11.2%	16.6%

The change in the Group’s effective tax rates from year over year is primarily attributable to the different tax rates from the statutory rate applicable to certain subsidiaries with preferential tax rates. For the year ended December 31, 2015, the Company provided RMB83,103,026 (US$13,587,500) of income tax expense for the gain realized from the disposal of a cost method investment, which led to the decrease in effective tax rate of 22%. For the year ended December 31, 2016, the impact of different tax rates in other jurisdictions are primarily attributable to the interest expenses of the US$ 150 million syndicated loan, 2018 senior notes and foreign exchange loss recorded on certain subsidiaries with preferential tax rates, which led to the increase in effective tax rate of 116.8%.

The Company was granted a tax holiday in certain entities effective through December 31, 2016, and may be extended if certain additional requirements are satisfied. The EIT Law and its Implementing Rules also permit qualified small-scaled enterprises with low profit margins to enjoy a reduced 20% enterprise income tax rate. On April 8, 2014, March 13, 2015, and September 2, 2015, the SAT and the MOF jointly issued three circulars, which further provided that, during the period between January 1, 2014 and December 31, 2016, between January 1, 2015 and December 31, 2017, and between October 1,2015 and December 31, 2017 respectively, if a qualified small-scaled enterprise with low profit margins has an annual taxable income of not more than RMB100,000, RMB200,000 and RMB300,000, respectively, then 50% of its taxable income can be exempted from enterprise income tax, reducing the effective enterprise income tax rate to 10%. The impact of this tax holiday increased tax savings by RMB 79, 675 for 2016. Tax holiday increased in the rate reconciliation due to the fact that the tax holiday is on certain loss making entities. The tax holidays have no material impact on net income per share for 2016.

13. TAXATION (Continued)

(b) Income Taxes (Continued)

Deferred tax assets and deferred tax liabilities

The following table sets forth the significant components of the deferred tax assets and deferred tax liabilities:

	As of December 31,
	2015	2016
Current
Deferred tax assets:
Accrued payroll and other expenses	—	598,246
Allowance for doubtful accounts	1,902,811	2,289,830
Deferred government grant income	—	2,151,411
Others	19,857	11,950
Less: valuation allowance	(1,922,668)	(3,211,464)
Total current deferred tax assets, net	—	1,839,973

Non-current
Deferred tax assets:
Net operating loss carry forwards	80,068,514	55,724,899
Temporary difference on property and equipment	7,747,308	—
Amount offset by non-current deferred tax liabilities on property and equipment	—	(19,111,955)
Less: valuation allowance	(87,815,822)	(35,963,269)
Total non-current deferred tax assets, net	—	649,675
Total deferred tax assets, net	—	2,489,648

Deferred tax liabilities, non-current:
Recognition of intangible assets arisen from business combination	—	(1,061,542)
Total deferred tax liabilities	—	(1,061,542)

All deferred tax assets and liabilities within a single tax jurisdiction are offset and presented as a single amount in accordance with ASC 740-10-45-6 “Income Taxes — Overall — Other Presentation Matters.”

At December 31, 2016, all of the Company’s non-current deferred tax liabilities are associated with intangible assets which have indefinite reversal patterns.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(all amounts in RMB, except share and per share data, unless otherwise stated)

13. TAXATION (Continued)

(b) Income Taxes (Continued)

Movement of valuation allowance

	As of December 31,
	2014	2015	2016
Current
Balance at beginning of the year	13,814,868	14,696,517	1,922,668
Additions in current year	881,649	430,256	3,128,771
Reversals in current year	—	(13,204,105)	(1,839,975)
Balance at the end of the year	14,696,517	1,922,668	3,211,464

Non-current
Balance at beginning of the year	52,333,898	75,000,610	87,815,822
Additions in current year	22,666,712	24,944,528	-
Reversals in current year	-	(12,006,661)	(51,852,063)
Expirations in current year		(122,655)	(490)
Balance at the end of the year	75,000,610	87,815,822	35,963,269

As of December 31, 2016, the Company had net operating loss carry forwards of approximately RMB341,922,125, of which substantially all arose from its PRC subsidiaries. The carry forward period for net operating losses under the EIT law is five years for the PRC subsidiaries. The net operating loss carry forwards will expire in varying amounts between 2017 and 2021 if not utilized. Other than the expiration, there are no other limitations or restrictions upon the Company’s ability to use these operating loss carry forwards.

A valuation allowance is provided against deferred tax assets when the Company determines that it is more likely than not that the deferred tax assets will not be utilized in the future or before their expiration. Establishment and removal of a valuation allowance requires management to consider all positive and negative evidence and to make a judgmental decision regarding the amount of valuation allowance required as of a reporting date. The weight given to the evidence is commensurate with the extent to which it can be objectively verified. In the evaluations as of December 31, 2016 and 2015, management has considered all available evidence, both positive and negative, including but not limited to the following:

•	Positive results from continuing operations before income taxes for the year ended December 31, 2016 and going forward;
•	The Company’s recent history of generating taxable income which has allowed for the utilization of tax credit carryforwards;
•	Certain subsidiaries of the Company are in a three-year cumulative income position as of December 31, 2016 and forecast to be profitable going forward;
•	Certain subsidiaries of the Company are in a three-year comprehensive cumulative loss position as of December 31, 2016.

13. TAXATION (Continued)

(b) Income Taxes (Continued)

As of December 31, 2015 and 2016, valuation allowances were provided on the deferred tax assets to the extent that management believed it was more likely than not that such deferred tax assets would not be realized in the foreseeable future. Valuation allowances were also provided because it was more likely than not that the Company will not be able to utilize certain tax loss carryforwards generated by certain subsidiaries or VIEs. As those entities continue to generate tax losses and tax planning strategies are not available to utilize those tax losses in other group companies, management believes it is more likely than not that such losses will not be utilized before they expire. A valuation allowance was booked to reduce net deferred tax assets and the balance of such valuation allowance was RMB 39,174,734 as of December 31, 2016. However, certain valuation allowance was reversed in 2016 when certain entities generated sufficient taxable income to achieve three years of cumulative pre-tax income and are forecasted to continue to be profitable, which management determined provided sufficient positive evidence as of December 31, 2016 to utilize the deferred tax assets. If events occur in the future that prevent these entities from realizing some or all of its deferred tax assets, an adjustment to the valuation allowances will be recognized when such events occur. Management will continue to evaluate the ability to realize the Company’s net deferred tax assets and the remaining valuation allowance.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(all amounts in RMB, except share and per share data, unless otherwise stated)

Uncertain tax positions

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2015 and 2016, the Company did not have any significant uncertain tax positions leading to liabilities for unrecognized tax benefits. Interest and penalties related to uncertain tax positions, if any, are included in provision for income taxes.

As of December 31, 2016, the Company’s PRC entities’ tax returns generally remain open to examination for periods from 2011 forward. During the periods presented, there were no tax authority examinations resulting in significant changes to the Company’s tax returns or tax positions.

14. CONVERTIBLE BONDS

On June 10, 2011, the Company issued RMB227,155,436 (US$35,000,000) in convertible bonds (“CB”) due in June 2013 for cash of RMB181,603,636 (US$28,000,000) and the conversion of previously issued 2011 Notes to both existing shareholders and new investors. The CBs were guaranteed by the Founder, Ray Ruiping Zhang, and bore cash interest at 8% per annum payable annually.

Modification of CB

The Company’s CB with a total principal amount of US$35,000,000 matured on June 10, 2013. On that day, the Company repaid US$17,000,000 of CB in cash based on the proportionate Redemption Amount under the original terms of the CB. The holders of remaining US$18,000,000 CB, all of which were also holders of the Series A through Series C Preferred Shares, agreed to extend the maturity date of the CB to July 10, 2013 with no interest charged during the extension period. On July 10, 2013, the Company and the CB holders agreed to extend the maturity of the US$18,000,000 CB for an additional month and granted the Company the option to repay the CB in cash or through issuance of common shares at a per share price of US$3.89. Subsequently, the parties then agreed to extend the maturity date until ongoing negotiations were completed amongst investors of 2013 Notes, CB and Preferred Shares (see Note 15). Those ongoing negotiations were completed on October 9, 2013 when the Company modified the CB conversion clause such that the CB was convertible into Class A shares (see Note 15). On the same day, immediately after the conversion clause modification, the CB (including principal and unpaid accrued interest), along with 2013 Notes, was converted to 10,427,373 shares of Class A shares in total as agreed by the holders of outstanding CB and 2013 Notes. Additionally, on the same day, all of the CB holders also agreed to extend the redemption date of their Preferred Shares.

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

15. CONVERTIBLE REDEEMABLE PREFERRED SHARES

Similar to the modifications of CB, the modifications of the 2013 Notes were also part of the ongoing negotiation between the Company and Preferred Shareholders. The 2013 Notes were modified in July 2013 to extend the maturity to August 10, 2013 and further extended as agreed upon until negotiation with the 2013 Notes holder was completed. The Company accounted for the extension of maturity date as a debt modification given the immaterial change in timing of cash flow (without the impact of the conversion option) and in fair value of the embedded conversion option due to the extension of one month. On October 9, 2013, the Company and the 2013 Notes holder agreed to modify the embedded conversion options such that the 2013 Notes were convertible into Class A preferred shares as opposed to common shares of the Company. The conversion option into Class A preferred shares was exercised on the same day; the CB and 2013 Notes together were converted to 10,427,373 shares of Class A preferred shares. The Company accounted for the conversion into Class A as an extinguishment of the 2013 Notes. Since the holder of the 2013 Notes is also the sole investor of Series D Shares and the Series D shares were also concurrently modified as part of the broader equity restructuring, the modification of the 2013 Notes was considered a capital transaction and the Company recorded deemed dividends to the 2013 Notes holders of RMB23,038,805 (US$3,746,653) in connection with the amendment of the conversion clause.

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

In April 2010, the Company again issued convertible promissory notes of US$5,000,000. On September 2, 2010, the Company issued 15,679,743 shares of Series C convertible redeemable preferred shares (the “Series C Shares”) for RMB21.18 (US$3.11) per share for cash of RMB297,020,653 (US$43,598,722) and the conversion of the promissory notes issued in April 2010 and accrued interest with a carrying value of RMB35,188,971  (US$5,165,278). In connection with the issue of the Series C Shares, a total of 5,452,752 warrants were issued to purchase Series B and C Shares. The Company incurred issuance costs of RMB2,043,780 (US$300,000) in connection with the offering of Series C Shares.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(all amounts in RMB, except share and per share data, unless otherwise stated)

15. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

On March 28, 2012, the Company issued 10,000,000 shares of Series D convertible redeemable preferred shares (the “Series D Shares”) for RMB29.88 (US$4.75) per share for cash of RMB298,832,000 (US$47,500,000) and incurred issuance costs of RMB19,216,005  (US$3,054,426). In connection with the Series D Shares issuance, the Company also issued 3,000,000 warrants to purchase its common shares.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(all amounts in RMB, except share and per share data, unless otherwise stated)

15. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

The Company’s convertible redeemable preferred shares activity for the years ended December 31, 2014 is summarized below:

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

Upon the completion of the Company's IPO on November 18, 2014, each then-outstanding Preferred Share was automatically converted into one Class B common share. Therefore, there were no convertible redeemable preferred shares activities for the year ended December 31, 2015 and 2016.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(all amounts in RMB, except share and per share data, unless otherwise stated)

16. COMMON SHARES

As of December 31, 2016, the Company had an aggregate of 138,860,287 common shares issued and outstanding. These outstanding shares consist of (1) 67,547,921 Class A ordinary shares and (2) 71,312,366 Class B common shares. The terms of Class A ordinary shares and Class B ordinary shares are similar, except that holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. In addition, certain matters including those related to the change of control of the Company require an additional approval by the holders of a majority of Class A common shares voting as a separate class. Each Class B common share is convertible into one Class A common share at any time by the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances. Class B common shares will be automatically converted into the same number of Class A common shares under certain circumstances, including any transfer of Class B common shares by a holder thereof to any person or entity which is not an affiliate of such holder. On November 25, 2016, 1,697,422 Class B common shares were converted to Class A ordinary shares.

17. FAIR VALUE MEASUREMENTS

The Company’s recurring fair value measurements for financial assets and liabilities are limited to cash and cash equivalents as of December 31, 2015 and 2016. Cash and cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued based on quoted market prices in an active market.

The Company did not have Level 2 or Level 3 categorized assets or liabilities as of December 31, 2015 and 2016, respectively.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(all amounts in RMB, except share and per share data, unless otherwise stated)

18. OTHER INCOME (EXPENSE), NET

Other income (expense), net consists of the following:

	For the years ended December 31,
	2015	2016
American Depositary Receipt reimbursement	9,917,716	-
Tax refund	-	979,794
Others	287,559	464,335
Total	10,205,275	1,444,129

In November 2014, the Company entered into an agreement with a depository bank, which agreed to reimburse the Company certain expenses in connection with the advancement of the Company’s ADS and investor relations programs for a period of five and half years. The Company recognizes income on a straight-line basis over each twelve-month contract year of the contract period, commencing on November of each year. During year 2015, the Company recorded RMB9,917,716 as other income. During year 2016, the Company did not receive any reimbursement and recorded no such amount to other income.

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

The Company granted 300,000 options on April 1, 2013 under the 2010 Plan with an exercise price of US$3.11. On August 26, 2014, the Company amended and restated the 2010 Plan whereby the maximum aggregate number of shares issuable under the 2010 Plan increased from 4,300,730 shares to 6,698,470 shares. On the same day, the Company granted 450,000 restricted shares to employees, of which one-quarter vested immediately, and the remaining vest over a period of three years from the date of grant. Additionally, the Company also granted 1,300,000 options to employees with an exercise price of US$7.00, which vest over a period of four years from the date of the grant. No options and restricted shares were granted under the 2010 Plan in the years ended December 31, 2014, 2015 and 2016.

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

On December 26, 2015, the directors of the Company’s Compensation Committee approved an option modification to extend the contractual term of all outstanding share options granted to an employee, the Founder, under the 2010 Plan on December 31, 2010 by one year. The modified options, totally amounting to 1,673,000 options, are all vested. Other terms of the option grants remain unchanged. On November 14, 2016, these options were modified to extend another one year under the approval of the directors of the Company’s Compensation Committee. Other terms of the option grants remain unchanged. The modification resulted in total incremental compensation cost of RMB831,958 and RMB1,502,987, all of which was recorded in the consolidated statements of comprehensive income (loss) for the years ended December 31, 2015 and 2016, respectively.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(all amounts in RMB, except share and per share data, unless otherwise stated)

19. SHARE-BASED COMPENSATION (Continued)

2010 Performance Incentive Plan (Continued)

Share options

The following table summarizes the Company’s option activities under the 2010 Plan for the years ended December 31, 2014, 2015 and 2016:

	Number of Options	Weighted Average Exercise Price (US$)	Weighted Average Contractual Term	Aggregate Intrinsic Value (US$)	Weighted Average Grant-date Fair Value (US$)
Options outstanding at January 1, 2014	3,962,650	2.66	2.19	4,564,417
Granted	1,300,000	7.00			3.26
Cancelled and forfeited	(125,750)	2.46
Options outstanding at December 31, 2014	5,136,900	3.76	1.95	5,425,522
Exercised	(138,700)	2.20
Cancelled and forfeited	(98,200)	6.86
Options outstanding at December 31, 2015	4,900,000	3.74	1.59	13,356,070
Exercised	(1,726,874)	2.20
Cancelled and forfeited	(17,626)	6.97
Options outstanding at December 31, 2016	3,155,500	4.57	1.64	2,801,660
Vested and expected to vest at December 31, 2016	3,123,478	4.54	1.63	2,801,660
Vested and exercisable December 31, 2016	2,465,000	4.04	1.42	2,659,660

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the market value of the underlying stock at each balance sheet date. As no market value of underlying stock was available before the Company’s IPO, the aggregate intrinsic value prior to the IPO was calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock. The total intrinsic value of options exercised at exercise date during the years ended December 31, 2015 and 2016 was RMB2,577,855 and RMB 38,265,778, respectively.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(all amounts in RMB, except share and per share data, unless otherwise stated)

19. SHARE-BASED COMPENSATION (Continued)

2010 Performance Incentive Plan (Continued)

Share options (Continued)

The grant date fair value of each option is calculated using a binomial option pricing model by the Company. The fair value of each option grant under the 2010 Plan was estimated on the date of grant with the following assumptions:

For the Year ended December 31 2014
Risk-free rate	2.39%
Option term	5 years
Volatility	44%
Dividend yield	0.00%
Exercise multiple	2/2.5
Expected forfeiture rate (post-vesting)	0%/10%*

*0%/10% post-vesting forfeiture rate of which the executive level is 0% and the non-executive level is 10% was applied in the valuation model due to the executive position held by the grantee and represents the Company’s estimate of the grantees’ forfeiture patterns.

The Company estimated the expected volatility based on the annualized standard deviation of the daily return embedded in historical share prices of the comparable companies. Risk free interest rate was estimated based on the yield to maturity of US treasury bonds denominated in US$ for a period comparable to the expected term. The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of research study regarding exercise pattern based on empirical studies on the actual exercise behavior of employees. The Company has never declared or paid any cash dividends on its capital stock, and the Company does not anticipate any dividend payments on its common shares in the foreseeable future. Estimated forfeiture rates are determined based on historical employee turnover rates.

Share-based compensation expense is recorded on a straight-line basis over the requisite service period, which is generally three to five years from the date of grant. The Company recognized share-based compensation expenses of RMB6,162,573, RMB7,666,182 and RMB8,489,631 for share options granted under the 2010 Plan in the consolidated statements of comprehensive income (loss) for the years ended December 31, 2014, 2015 and 2016, respectively. The expenses of 2015 and 2016 include the impacts of the aforementioned option term modifications in August and December 2015 and December 2016.

As of December 31, 2016, there was RMB 11,203,023 in total unrecognized compensation expense, adjusted for estimated forfeitures, related to unvested share options, which is expected to be recognized over a weighted-average period of 1.63 years. The unrecognized compensation expense may be adjusted for future changes in estimated forfeitures.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(all amounts in RMB, except share and per share data, unless otherwise stated)

19. SHARE-BASED COMPENSATION (Continued)

Restricted shares

A summary of the restricted shares activities under the 2010 Plan for the years ended December 31, 2015 and 2016 is presented below:

Unvested Restricted Shares	Number of Restricted Shares	Weighted Average Grant-date Fair Value (US$)
Unvested at January 1, 2014	—	—
Granted	450,000	6.99
Vested	(112,500)	6.99
Unvested at December 31, 2014	337,500	6.99
Vested	(112,500)	6.99
Unvested at December 31, 2015	225,000	6.99
Vested	(112,500)	6.99
Unvested at December 31, 2016	112,500	6.99
Expected to vest at December 31, 2016	112,500	6.99

The total fair value of restricted shares vested at vesting date during the years ended December 31, 2014, 2015 and 2016 was US$ 786,375, US$537,750 and US$590,625, respectively.

Share-based compensation expense for restricted shares is recorded on a straight-line basis over the requisite service period, which is three years from the date of the grant. The Company recognized share-based compensation expense for restricted shares of RMB6,518,568, RMB4,894,683 and RMB5,222,062 in the consolidated statements of comprehensive income (loss) for the years ended December 31, 2014, 2015 and 2016, respectively.

As of December 31, 2016, there was RMB3,557,013 in total unrecognized compensation expense, adjusted for estimated forfeitures, related to unvested restricted shares, which is expected to be recognized over a weighted-average period of 0.66 years. The unrecognized compensation expense may be adjusted for future changes in estimated forfeitures.

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

There were no option grants in 2014 and 2016. On May 15, 2015, the Company granted 525,000 share options to the Company's employees and directors at an exercise price of US $5.35 per share with contractual term of 10 years from the grant date and a graded vesting period of four years. 25% of the granted options vest on each of the first, second, third and fourth anniversaries of the grant date.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(all amounts in RMB, except share and per share data, unless otherwise stated)

19. SHARE-BASED COMPENSATION (Continued)

2014 Performance Incentive Plan (Continued)

A roll-forward of activity in the 2014 Plan follows.

		Weighted Average	Weighted Average Remaining	Aggregate	Weighted Average Grant-date
	Number of	Exercise Price	Contractual	Intrinsic	Fair value
	Options	(US$)	Term	Value (US$)	(US$)
Options outstanding at January 1, 2015	—	—	—	—
Granted	525,000	5.35			2.86
Cancelled and forfeited	(16,000)	5.35
Options outstanding at December 31, 2015	509,000	5.35	9.38	481,005
Cancelled and forfeited	(8,000)	5.35
Options outstanding at December 31, 2016	501,000	5.35	8.38	—
Vested and expected to vest at December 31, 2016	474,914	5.35	8.38	—
Vested and exercisable December 31, 2016	125,250	5.35	8.38	—

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

Share-based compensation expense for options is recorded on a straight-line basis over the requisite service period, which is four years from the date of grant. The Company recognized share-based compensation expense of RMB1,422,381 and RMB2,329,254 in the consolidated statement of comprehensive income (loss) for the years ended December 31, 2015 and 2016.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(all amounts in RMB, except share and per share data, unless otherwise stated)

19. SHARE-BASED COMPENSATION (Continued)

As of December 31, 2016, there was RMB5,477,953 in total unrecognized compensation expense related to share options, which is expected to be recognized over a weighted-average period of 2.37 years.

20. INCOME (LOSS) PER SHARE

Basic and diluted net income (loss) per share for each of the years presented are calculated as follows:

	For the Years Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Numerator:
Net income (loss):	(93,145,437)	696,338,805	33,135,116
Accretion on convertible redeemable preferred shares to redemption value	(250,774,772)	—	—
Numerator for basic and diluted net income (loss) per share	(343,920,209)	696,338,805	33,135,116
Denominator:
Denominator for basic calculation-weighted average number of common shares outstanding	19,198,145	126,758,363	137,621,702
Dilutive effect of share options	—	1,593,216	897,122
Dilutive effect of restricted shares	—	52,298	33,207
Denominator for diluted income (loss) per share calculation	19,198,145	128,403,877	138,552,031
Basic net income (loss) per share attributable to the Company’s common shareholders	(17.91)	5.49	0.24
Diluted net income (loss) per share attributable to the Company’s common shareholders	(17.91)	5.42	0.24
Basic net income (loss) per ADS*	(35.82)	10.99	0.48
Diluted net income (loss) per ADS*	(35.82)	10.85	0.48

* The Company completed its IPO on November 18, 2014 and issued a total of 10,000,000 ADSs at a price of US$12.00 per ADS. Each ADS represents two Class A common shares. The net loss per ADS for the year ended December 31, 2014 was calculated using the same conversion ratio assuming the ADSs had been in existence during these periods.

Basic net income (loss) per share is computed using the weighted average number of common shares outstanding during the period. Diluted net earnings (loss) per share is computed using the weighted average number of common shares and dilutive common share equivalents outstanding during the period. For the year end December 31, 2014, Class A, Series A, Series B, Series C, Series D, and Series E Preferred Shares totaling 67,288,845, on a weighted average basis were anti-dilutive and excluded from the calculation of diluted net loss per share. The effects of all outstanding share options and restricted shares of RMB4,443,455 shares on a weighted average basis were anti-dilutive and were excluded from the computation of diluted loss per share for the years ended December 31, 2014. The effects of outstanding share options and restricted shares of 2,828,588 and 2,753,664 shares on a weighted average basis were anti-dilutive and excluded from the computation of diluted net income per share for the years ended December 31, 2015 and 2016, respectively.

The Company's convertible redeemable preferred shares, which were issued and converted into common shares before and upon the completion of the IPO, were participating securities because they had contractual rights to share in the profits but not losses of the Company. For the year ended December 31, 2014, the two-class method was not used in computing basic and diluted net loss per share as the Company was in a net loss position. The Company does not distinguish between Class A and Class B common shares for purposes of presenting basic or diluted earnings per share as each share class has identical privileges with respect to undistributed and distributed earnings

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(all amounts in RMB, except share and per share data, unless otherwise stated)

21. COMMITMENTS AND CONTINGENCIES

(a)       Operating leases

The Company and its subsidiaries have entered into non-cancelable operating leases covering various facilities. Future minimum lease payments under these non-cancellable leases as of December 31, 2016 are as follows:

Year ending December 31,	(RMB)
2017	40,023,724
2018	18,953,553
2019	8,628,680
2020	3,205,572
2021	1,838,927
Thereafter	1,887,014
74,537,470

The Company recorded rental expense of RMB36,017,540, RMB50,738,573 and RMB57,538,983 in the consolidated statements of comprehensive income (loss) during the years ended December 31, 2014, 2015 and 2016, respectively.

(b)       Purchase commitments

In addition to vehicle purchase deposits reflected in the consolidated balance sheet, the Company’s purchase commitments relate to purchase of rental vehicles and marketing resources. Total purchase commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB152,994,615 as of December 31, 2016, of which RMB63,794,623 will be fulfilled in 2017, and RMB89,199,992 will be fulfilled in 2018 and 2019.

Other than those disclosed above, the Company did not have other significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2016.

(c)        Contingencies

The Company is subject to periodic legal or administrative proceedings in the ordinary course of its business. The Company does not believe that any currently pending legal or administrative proceeding to which the Company is a party will have individually or in the aggregate have a material adverse effect on the results of operations or financial condition.

22. RELATED PARTY TRANSACTIONS

Crawford/Enterprise

In March 2012, the Company entered into a global affiliation agreement with Enterprise Holdings (China) LLC (“Enterprise China”). Enterprise China is an affiliate of Enterprise Holdings, Inc., a subsidiary of Crawford Group, Inc. (“Crawford”). Crawford was a holder of the Company’s Class A, Series D and Series E Shares and is currently a holder of the Company’s Class B common shares. Pursuant to the global affiliation agreement, the Company and Enterprise China are to direct certain rental referrals to each other via their respective websites, and for each referral received, the Company is liable for a contractually specified amount of referral fees payable to Enterprise China, and vice versa. The Company records referral fees payable to Enterprise China as sales and marketing expenses, and referral fees received as other operating income. Transactions incurred under this arrangement were immaterial for the periods presented.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(all amounts in RMB, except share and per share data, unless otherwise stated)

22. RELATED PARTY TRANSACTIONS (Continued)

Crawford/Enterprise (Continued)

Under the Additional Series E Preferred Share purchase agreement dated April 16, 2014, Crawford Group Inc. purchased 1,764,055 Series E Preferred Shares for US$9,702,299.

On October 31, 2014, Crawford Group, Inc. (“Crawford”), a parent company of Enterprise Holdings, Inc., exercised all of the 1,500,000 warrants to purchase 1,500,000 Class B common shares at a per share purchase price of US$5.50 for a total consideration of US$8,249,993 (RMB50,705,282).

As of December 31, 2016, Crawford holds 18,694,003 Class B common shares.

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

Since 2014, the Company also entered into certain service agreements with Ctrip for car rental and car services referrals. Pursuant to these service agreements, the Company pays a fixed percentage or a fixed minimum commission fee of car rental or car services rates from successful car referrals as commissions to Ctrip (resulting in related party payables), and Ctrip collects car rental and car services fees from individual customers on behalf of the Company (resulting in related party receivables). Transactions incurred under these service agreements were RMB1,594,814, RMB16,190,063 and RMB29,399,234 for the years ended December 31, 2014, 2015 and December 31, 2016, respectively.

On October 14, 2014, the Company entered into a subscription agreement with Ctrip, pursuant to which Ctrip purchased from the Company 1,666,666 Class A common shares at US$6.00 per Class A common share in a private placement concurrent with the closing of the Company’s initial public offering.

In the end of April 2015, Ctrip extended an entrusted bank loan of RMB300,000,000 to the Company which has been drawn down in full (Note 10). The loan has a term of three years with an interest rate of 6.9% per annum and some of the Company's PRC subsidiaries provided guarantees. In October 2016, the Company repaid RMB200,000,000 originally due in 2018. Interests incurred under this loan agreement was RMB18,534,167 for the year ended December 31, 2016.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(all amounts in RMB, except share and per share data, unless otherwise stated)

22. RELATED PARTY TRANSACTIONS (Continued)

Private Placement

On May 22, 2015, the Company entered into definitive securities purchase agreements with Tiger Fund and SRS Funds (the “Buyers”’) pursuant to which the Company agreed to issue, and issued, a total of 22,337,924 of its Class A common shares to the Buyers at a price of US$6.00 per Class A common share (equivalent to US$12.00 per ADS), resulting in gross proceeds of approximately US$134 million from the private placement transaction. Under the terms of the securities purchase agreements, the Class A common shares were issued in two tranches: (a) a first tranche of 11,437,924 Class A common shares, which were issued on May 22, 2015, and (b) a second tranche of 10,900,000 Class A common shares, which were issued on June 30, 2015. In addition, Ctrip and Crawford also entered into definitive agreements with the Buyers for the sale of 2,666,666 Class A common shares (including certain shares represented by ADSs) to the Buyers at a price per Class A common share of US$6.00 (equivalent to US$12.00 per ADS).

As of December 31, 2015 and 2016, significant balances with related parties were as follows:

	As of December 31,
	2015	2016
Due from a related party, current:
Receivables due from Ctrip	7,367,255	1,755,889

Due to a related party, current:
Payables due to Ctrip	10,753,914	16,083,610

Due to a related party, non-current:
Long-term borrowing due to Ctrip	300,000,000	100,000,000

23. SUBSEQUENT EVENTS

In January 2017, the Company entered into a short-term loan facility agreement with a bank for which a total loan facility up to RMB30,000,000 was made available to the Company. The loan bears a fixed interest rate of 4.35% per annum.

In January 2017, the Company repaid a short-term borrowing of RMB8,000,000 from a bank when due.

In January 2017, the company extended the RMB18,000,000 loan agreement with Shanghai Chenghuan Car Rental Company Limited, or Shanghai Chenghuan (Note 5), for one year, which will be due in January 2018 after extension. Other terms in the previous loan agreements remain unchanged.

In February 2017, the Company repaid a short-term borrowing of RMB25,000,000 from a bank when due.

In March 2017, the Company entered into a long-term loan agreement of RMB25,000,000 with a bank under an existing facility agreement of RMB150,000,000. The loan bears an interest rate of 4.9875% per annum.

In April 2017, the Company repaid short-term borrowings of RMB100,000,000 from banks when due. In April 2017, the Company renewed a short-term loan agreement of RMB50,000,000 with a bank bearing an interest rate of 4.35% per annum.

In March 2017, the Company repaid three notes payable amounting to RMB218,983,800, and the pledged cash deposits of RMB202,826,100 were released along with the repayment. In February March and April, in connection with the purchase of vehicles, the Company entered into several notes payable amounting to RMB376,765,700, for which the Company pledged cash deposits of USD62,400,000 in the designated bank account as collateral.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(all amounts in RMB, except share and per share data, unless otherwise stated)

In March 2017, the Company repaid notes payable of RMB218,983,800 when due according to the contract.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

As the Company’s PRC subsidiaries and VIEs have accumulative losses, they have not started to contribute to the staff welfare and bonus funds. In addition, due to restrictions on the distribution of share capital from the Company’s PRC subsidiaries, up to the amount of net assets held in each subsidiary and VIE, and also as a result of these entities’ unreserved accumulated losses. Total restricted net assets of the Company were RMB3,011,907,627 or 75.5% of the Company’s total consolidated net assets as of December 31, 2016.

25. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The subsidiaries did not pay any dividends to the Company for the years presented. For the purpose of presenting parent company only financial information, the Company records its investments in its subsidiaries under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as “Investments (deficit) in subsidiaries and VIEs” and the loss or income of the subsidiaries and VIEs is presented as “share of income (loss) of subsidiaries and VIEs”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

The Company did not have significant capital and other commitments, long-term obligations except for the 2018 Senior Notes and US$150 million syndicated loan (Note 10), other long-term debt, or guarantees as of December 31, 2015 and 2016.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(all amounts in RMB, except share and per share data, unless otherwise stated)

25. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

BALANCE SHEETS

	As of December 31,
	2015	2016
	RMB	RMB	US$ (Note 2(d))
ASSETS
Current assets:
Cash and cash equivalents	3,998	4,271	615
Restricted cash	—	10,733,202	1,545,903
Amounts due from subsidiaries	5,497,613,545	6,717,714,285	967,552,108
Prepaid expenses and other current assets	327,688	4,208,266	606,116
Total current assets	5,497,945,231	6,732,660,024	969,704,742

Total assets	5,497,945,231	6,732,660,024	969,704,742

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other current liabilities	9,761,003	8,678,123	1,249,909
Income tax payable	88,231,790	4,169,661	600,556
Total current liabilities	97,992,793	12,847,784	1,850,465

Long-term debt	1,255,989,958	2,366,903,154	340,904,962
Deficits in subsidiaries and VIEs	195,889,202	361,779,545	52,107,094
Total liabilities	1,549,871,953	2,741,530,483	394,862,521

Shareholders’ equity:
Common shares, US$0.001 par value, 500,000,000 and 500,000,000 (including 407,328,619 Class A and 92,671,381 Class B) shares authorized, 137,133,413 (including 64,123,625 Class A and 73,009,788 Class B) and 138,860,287 (including 67,547,921 Class A and 71,312,366 Class B) shares issued and outstanding as of December 31, 2015 and December 31, 2016, respectively	867,001	878,463	126,525
Additional paid-in capital	4,433,439,156	4,474,702,198	644,491,171
Accumulated other comprehensive income	74,554,822	43,201,465	6,222,305
Accumulated deficit	(560,787,701)	(527,652,585)	(75,997,780)
Total shareholders’ equity	3,948,073,278	3,991,129,541	574,842,221

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,497,945,231	6,732,660,024	969,704,742

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(all amounts in RMB, except share and per share data, unless otherwise stated)

25. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the Years Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$ (Note 2(d))
Operating expenses:
General and administrative expenses	(12,681,141)	(21,426,624)	(25,424,596)	(3,661,903)
Loss from operations	(12,681,141)	(21,426,624)	(25,424,596)	(3,661,903)

Interest income:
Third party	—	—	3,537,155	509,456
Subsidiaries	—	—	41,696,607	6,005,561
Total interest income	—	—	45,233,762	6,515,017
Interest expense	—	(6,905,640)	(128,065,737)	(18,445,303)
Gain from sale of cost method investment	—	803,059,728	—	—
Share of gain (loss) of subsidiaries and VIEs	(80,464,296)	(2,227,088)	147,442,803	21,236,180
Other income	—	9,917,716	—	—
Income (loss) before income taxes	(93,145,437)	782,418,092	39,186,232	5,643,991

Provision for income taxes	—	(86,079,287)	(6,051,116)	(871,542)
Net income (loss)	(93,145,437)	696,338,805	33,135,116	4,772,449
Accretion on Series A convertible redeemable preferred shares to redemption value	(69,598)	—	—	—
Accretion on Series B convertible redeemable preferred shares to redemption value	(3,451,997)	—	—	—
Accretion on Series C convertible redeemable preferred shares to redemption value	(75,476,317)	—	—	—
Accretion on Series D convertible redeemable preferred shares to redemption value	(51,479,102)	—	—	—
Accretion on Series E convertible redeemable preferred shares to redemption value	(97,696,064)	—	—	—
Accretion on Class A convertible redeemable preferred shares to redemption value	(22,601,694)	—	—	—
Net income (loss) attributable to common shareholders	(343,920,209)	696,338,805	33,135,116	4,772,449

Net income (loss)	(93,145,437)	696,338,805	33,135,116	4,772,449
Changes in cumulative foreign currency translation adjustment, net of tax of nil	(5,437,415)	73,410,193	(31,353,357)	(4,515,823)
Comprehensive income (loss)	(98,582,852)	769,748,998	1,781,759	256,626

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(all amounts in RMB, except share and per share data, unless otherwise stated)

25. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$(Note 2(d))
Net cash provided by operating activities	14	—	—	—

Net cash used in investing activities	—	—	—	—

Net cash used in financing activities:	—	—	—	—

Effect of exchange rate changes on cash and cash equivalents	—	230	273	39

Net increase in cash and cash equivalents	14	230	273	39
Cash and cash equivalents-beginning of year	3,754	3,768	3,998	576
Cash and cash equivalents-end of year	3,768	3,998	4,271	615

Supplemental disclosure for cash flow information:
Cash paid for interest	—	—	—	—
Cash paid for income taxes	—	—	—	—

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(all amounts in RMB, except share and per share data, unless otherwise stated)

25. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

STATEMENTS OF CASH FLOWS (Continued)

	For the Years Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$ (Note 2(d))

Supplemental disclosure of non-cash investing and financing activities:
Proceeds from issuance of convertible redeemable preferred shares (cash received by a subsidiary of the Company on behalf of the Company)	154,338,750	—	—	—
Payment of convertible redeemable preferred shares issuance costs (cash paid by a subsidiary of the Company on behalf of the Company)	(859,771)	—	—	—
Proceeds from exercise of warrants(cash received by a subsidiary of the Company on behalf of the Company)	50,705,282	—	—	—
Proceeds from issuance of Class A common shares in IPO, net of issuance costs (cash received by a subsidiary of the Company on behalf of the Company)	644,443,313	—	—	—
Proceeds from issuance of Class A common shares in private placement concurrent with IPO net of issuance costs (cash received by a subsidiary of the Company on behalf of the Company)	306,934,945	—	—	—
Payment for IPO issuance costs (cash paid by a subsidiary of the Company on behalf of the Company)	—	(20,656,597)	—	—
Proceeds from issuance of Class A common shares in private placement, net of issuance costs (cash received by a subsidiary of the Company on behalf of the Company)	—	792,860,341	—	—
Proceeds from exercise of share options (cash received by a subsidiary of the Company on behalf of the Company)	—	4,891,204	25,431,373	3,662,880
Proceeds of issuance of Senior Notes, net of issuance costs (cash received by a subsidiary of the Company on behalf of the Company)	—	1,241,289,905	—	—
Payment for Senior Notes issuance costs (cash paid by a subsidiary of the Company on behalf of the Company)	—	—	(2,740,945)	(394,778)
Proceeds of US$150 million syndicated loan, net of issuance costs (cash received by a subsidiary of the Company on behalf of the Company)	—	—	957,158,701	137,859,528
Proceeds from sale of cost method investment, net of related transaction costs (cash received by a subsidiary of the Company on behalf of the Company)	—	954,428,056	—	—
Conversion of convertible redeemable preferred shares to Class B common shares	2,678,292,288	—	—	—
Accrued listing expenses	20,656,597	—
Accrued professional fees for issuance of Senior Notes	—	2,740,945	—	—
Subscription receivables related to share option exercise	—	197,816	—	—