Form 20-F
period 2017-12-31
eHi Car Services Ltd
filed 2018-04-30
CIK 1517492

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

139,917,575 common shares, par value US$0.001 per share, being the sum of 74,279,018 Class A common shares (including 1,027,288 Class A common shares, represented by 513,644 American depositary shares, issued and reserved for the future exercise of options or the vesting of other awards under the 2010 Plan and the 2014 Plan) and 65,638,557 Class B common shares as of December 31, 2017

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

The following selected consolidated statements of comprehensive income (loss) data for each of the three years ended December 31, 2015, 2016 and 2017, and the selected consolidated balance sheet data as of December 31, 2016 and 2017, have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of comprehensive income (loss) data for each of the two years ended December 31, 2013 and 2014, and the selected consolidated balance sheet data as of December 31, 2013, 2014 and 2015 have been derived from our audited consolidated financial statements for these periods, which are not included in this annual report. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes and Item 5, “Operating and Financial Review and Prospects” in this annual report. Our historical results do not necessarily indicate results expected for any future period. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

Selected Consolidated Statements of Comprehensive Income (Loss) Data:

	For the Years Ended December 31,
	2013		2014		2015		2016		2017
	RMB	% of Net Revenues	RMB	% of Net Revenues	RMB	% of Net Revenues	RMB	% of Net Revenues	RMB	US$	% of Net Revenues
	(in thousands, except percentages, shares, per share and per ADS data)
Summary consolidated statements of comprehensive income (loss) data
Net revenues	566,394	100%	851,165	100.0%	1,450,630	100.0%	2,108,944	100.0%	2,739,522	421,057	100.0%
Cost of revenues(1)(3)	(526,446)	(92.9)	(718,699)	(84.4)	(1,137,978)	(78.4)	(1,515,281)	(71.9)	(1,880,349)	(289,004)	(68.6)
Gross profit(2)	39,948	7.1	132,466	15.6	312,652	21.6	593,663	28.1	859,173	132,053	31.4
Selling and marketing expenses:
Third party	(40,439)	(7.1)	(33,721)	(4.0)	(48,869)	(3.4)	(67,789)	(3.2)	(122,768)	(18,869)	(4.5)
Related party	—	—	(1,595)	(0.2)	(16,190)	(1.1)	(29,399)	(1.4)	(16,264)	(2,500)	(0.6)
Total selling and marketing expenses(3)	(40,439)	(7.1)	(35,316)	(4.2)	(65,059)	(4.5)	(97,188)	(4.6)	(139,032)	(21,369)	(5.1)
General and administrative expenses(3)	(112,416)	(19.8)	(132,125)	(15.5)	(183,549)	(12.7)	(251,938)	(11.9)	(270,670)	(41,601)	(9.9)
Other operating income	13,549	2.3	17,122	2.0	10,764	0.7	10,310	0.5	3,763	578	0.1
Total operating expenses	(139,306)	(24.6)	(150,319)	(17.7)	(237,844)	(16.5)	(338,816)	(16.1)	(405,939)	(62,392)	(14.8)
Income / (loss) from operations	(99,358)	(17.5)	(17,853)	(2.1)	74,808	5.1	254,847	12.1	453,234	69,661	16.5
Interest income	360	0.1	4,397	0.5	2,653	0.2	8,414	0.4	14,962	2,300	0.5
Interest expense:
Third party	(50,880)	(9.0)	(76,938)	(9.0)	(109,566)	(7.6)	(206,425)	(9.8)	(273,589)	(42,050)	(10.0)
Related party	—	—	—	—	(14,203)	(1.0)	(18,534)	(0.9)	(6,996)	(1,075)	(0.3)
Total interest expense	(50,880)	(9.0)	(76,938)	(9.0)	(123,769)	(8.6)	(224,959)	(10.7)	(280,585)	(43,125)	(10.2)
Gain from waiver of warrants	—	—	—	—	16,870	1.2	—	—	—	—	—
Gain from sale of cost method investment	—	—	—	—	803,060	55.4	—	—	—	—	—
Other income (expense), net	(1,108)	(0.3)	(840)	(0.1)	10,205	0.7	1,444	0.1	1,957	301	0.1
Early extinguishment of debt costs	—	—	—	—	—	—	—	—	(19,977)	(3,070)	(0.7)
Income / (loss) before income taxes	(150,986)	(26.7)	(91,234)	(10.7)	783,827	54.0	39,746	1.9	169,591	26,066	6.2
Provision for income taxes	(1,228)	(0.2)	(1,912)	(0.2)	(87,488)	(6.0)	(6,611)	(0.3)	(47,375)	(7,281)	(1.7)
Net income / (loss)	(152,214)	(26.9)	(93,145)	(10.9)	696,339	48.0	33,135	1.6	122,216	18,784	4.5
Net income / (loss) attributable to common shareholders	(371,783)	(65.6)	(343,920)	(40.4)	696,339	48.0	33,135	1.6	122,216	18,784	4.5
Weighted average number of common shares used in computing net income / (loss) per share
Basic	6,096,842		19,198,145		126,758,363		137,621,702		138,794,624	138,794,624
Diluted	6,096,842		19,198,145		128,403,877		138,552,031		139,593,917	139,593,917
Net income / (loss) per common share attributable to common shareholders
Basic	(60.98)		(17.91)		5.49		0.24		0.88	0.14
Diluted	(60.98)		(17.91)		5.42		0.24		0.88	0.13
Net income / (loss) per ADS*
Basic	(121.96)		(35.82)		10.99		0.48		1.76	0.27
Diluted	(121.96)		(35.82)		10.85		0.48		1.75	0.27

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

(3) Includes share-based compensation charges of RMB6.2 million, RMB12.7 million, RMB14.0 million, RMB16.0 million and RMB13.6 million (US$2.1 million) in 2013, 2014, 2015,2016 and 2017, respectively, allocated as follows:

	For the Years Ended December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	(29)	(134)	(362)	(840)	(844)	(130)
Selling and marketing expenses	(9)	(490)	(894)	(401)	(336)	(52)
General and administrative expenses	(6,168)	(12,057)	(12,727)	(14,800)	(12,409)	(1,907)
Total share-based compensation expenses	(6,206)	(12,681)	(13,983)	(16,041)	(13,589)	(2,089)

Selected Consolidated Balance Sheets Data:

	As of December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share data)
Summary consolidated balance sheets data
Cash and cash equivalents	630,733	926,208	2,610,088	529,519	671,350	103,185
Restricted cash	30,247	192,758	206,944	257,059	612,122	94,081
Total current assets	803,742	1,426,458	3,427,263	1,941,705	3,364,457	517,108
Property and equipment, net	1,062,331	1,940,048	4,096,618	5,723,569	7,057,045	1,084,648
Vehicle purchase deposits	119,173	174,185	216,728	420,923	367,840	56,536
Total assets	2,026,422	3,755,640	7,800,920	8,160,959	10,928,462	1,679,674
Accounts payable	6,554	5,487	785,899	179,878	617,870	94,965
Short-term debt due to third parties	219,640	540,519	803,132	926,219	2,557,446	393,072
Short-term debt due to a related party	—	—	—	—	100,000	15,370
Total current liabilities	333,475	676,015	1,881,994	1,396,109	3,727,594	572,921
Long-term debt due to third parties	375,726	713,233	1,669,453	2,667,823	2,957,056	454,491
Long-term debt due to a related party	—	—	300,000	100,000	—	—
Total liabilities	709,552	1,389,248	3,852,847	4,169,830	6,721,915	1,033,139
Total shareholders’ equity (deficit)	(956,651)	2,366,392	3,948,073	3,991,130	4,206,547	646,534
Common share capital	40	728	867	878	879	135
Common shares outstanding	6,096,842	114,379,243	137,133,413	138,860,287	138,890,287	138,890,287

Exchange Rate Information

Our business is primarily conducted in China and substantially all of our revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in New York City for cable transfers in RMB as certified for customs purposes by the Federal Reserve Board. Unless the amounts were from transactions originally denominated in U.S. dollars or otherwise noted in this annual report, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.5063 to US$1.00, the noon buying rate in effect as of December 29, 2017. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 20, 2018, the noon buying rate was RMB6.2945 to US$1.00.

The following table sets forth various information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per U.S. Dollar)
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2827	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
2017	6.5063	6.7350	6.9575	6.4773
October	6.6328	6.6254	6.6533	6.5712
November	6.6090	6.6200	6.6385	6.5967
December	6.5063	6.5932	6.6210	6.5063
2018
January	6.2841	6.4233	6.5263	6.2841
February	6.3280	6.3183	6.3471	6.2649
March	6.2726	6.3174	6.3565	6.2685
April (through April 20, 2018)	6.2945	6.2859	6.3045	6.2655

Source: Federal Reserve Statistic Release.

(1)	Annual average for any given year is calculated by using the average of the exchange rates on the end of each month during such year. Monthly average for any given month is calculated by using the average of the daily rates during such month.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks related to our business and industry

We may not be able to sustain our growth rates or manage our expansion plan, which could adversely affect our operating results.

We have experienced significant growth in recent years. Our total net revenues increased from RMB1,450.6 million in 2015 to RMB2,108.9 million in 2016, and further to RMB2,739.5 million (US$421.1 million) in 2017. We increased the total fleet size from 38,070 vehicles as of December 31, 2015 to 56,916 vehicles as of December 31, 2016, and further to 64,946 vehicles as of December 31, 2017, and we expanded our geographic coverage from 1,861 service locations in 151 cities as of December 31, 2015 to 3,249 service locations in 216 cities across China as of December 31, 2016, and further to 4,463 service locations in 303 cities across China as of December 31, 2017. We may not be able to sustain these high growth rates in future periods and you should not rely on the growth in our revenue or fleet size in any prior period as an indication of our future performance.

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

Historically, we had certain operating and net losses primarily due to significant upfront investments in connection with the expansion of our nationwide service network and infrastructure, which expose us to significant fixed costs and expenses. Starting from 2015, we have recorded operating income of RMB74.8 million, RMB254.8 million, and RMB453.2 (US$69.7 million) respectively, and net income of RMB696.3 million, RMB33.1 million and RMB122.2 (US$18.8 million), respectively, in 2015, 2016 and 2017. Although we generated net income in 2015, 2016 and 2017, our net income in 2015 was the result of a net gain of RMB736.8 million related to sales of our investment assets (after transaction costs and tax provision). If market demand for our car rentals and car services does not continue to increase as quickly as we have anticipated, or if there is a rapid and unexpected decline in such demand, we may be unable to generate sufficient revenues to offset fixed costs and achieve economies of scale, our operating results may be materially adversely affected as a result of high operating expenses and underutilized capacity, and we may incur operating or net losses in the future.

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

As we provide comprehensive service offerings, we compete with different market participants in different market sectors at different levels. For car rentals, we compete with both national and regional players, such as CAR Inc., or Shenzhou, Xiaoju Kuaizhi, Inc., or Didi, and Shouqi Car Rental Co., Ltd., or Shouqi. For business-to-business car services, we primarily compete with Avis China and China Yongda Automobiles Services Holdings Limited, or Yongda. In late 2014, we started to expand our car services to a business-to-consumer model, primarily through Ctrip’s website, mobile applications and offline channels. Although it is only complementary to our business-to-business oriented car services, we may face competition from business-to-consumer car services providers such as Didi, UCAR (an affiliate company of Shenzhou), Yidao and Shouqi, all of which are GPS-based mobile taxi and car hailing service providers. In April 2017, we launched car sharing business initiative in Shanghai, which continues to grow as complementary to our car rental business. However, our car sharing business may compete with other national and regional car sharing players, such as EVCARD (operated by Shanghai International Automobile City EV Operation and Service Co., Ltd.), Car2Go (operated by Daimler Mobility Services), GoFun (operated by Shouqi) and ToGo (operated by Beijing Tuge Technology Co., Ltd.). In 2017, the revenue related to car sharing business was insignificant.

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

Our historical outstanding accounts receivable have been relatively high. Inability to collect our accounts receivable on a timely basis, if at all, could materially and adversely affect our financial condition, liquidity and results of operations.

As of December 31, 2015, 2016 and 2017, our outstanding billed and unbilled accounts receivable were RMB179.6 million, RMB231.0 million and RMB362.9 million (US$55.8 million), respectively. Although we conduct credit evaluations of our customers, we generally do not require collateral or other security from our customers. In addition, we have had a relatively high customer concentration. As a result, an extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. Our inability to collect our accounts receivable on a timely basis, if at all, could materially and adversely affect our financial condition, liquidity and results of operations.

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

Our business requires a significant amount of capital in large part because we are prompted to continue to grow our fleet and expand our business in existing markets and to additional markets where we currently do not have operations. Our capital expenditures totaled RMB2,183.4 million, RMB3,687.8 million and RMB3,252.5 million (US$499.9 million) in 2015, 2016 and 2017, respectively, which were primarily used for vehicle purchases. We may require additional funding to implement our expansion strategy by offering additional equity or debt securities or obtaining additional credit facilities in the future. The sales of additional equity or equity linked securities could result in dilution of your shareholding. In addition, our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	economic, political and other conditions in China and elsewhere;

•	our future results of operations, financial condition and cash flows; and

•	general market conditions for capital raising activities in our industry.

In addition, pursuant to the documents governing our US$200 million senior unsecured notes issued in 2015 and our US$400 million senior unsecured notes issued in 2017 as well as other financing indebtedness, we are subject to various restrictive covenants including, among other things, limitations on our ability to incur additional indebtedness or liens, various financial covenants and limitations on our ability to sell or dispose of certain assets, pay or distribute dividend, redeem or repurchase share capital, make certain capital contributions or investments, merger or consolidate with or acquire other companies, change the nature of our business, enter into derivative transactions, amend our charter documents and make loans. As a result of the covenants, our ability to pay dividends or other distributions on our common shares, including those represented by ADSs, may be limited. These covenants could also restrict our ability to operate our business, raise additional capital in the future through bank borrowings and debt and equity issuances and may restrict our ability to engage in some transactions that we expect to be of benefit to us.

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

The significant increase in the number of vehicles in China, primarily in major cities, and the traffic and pollution resulting from this increase have drawn the attention of both the government and the public. To address this issue, local governments in China have promulgated various policies to limit the increase in the number of vehicles, such as restricting the number of new local vehicle plates issued. For example, Beijing, Shanghai, Shenzhen, Guangzhou, Tianjin, Hangzhou and Guiyang city governments have adopted policies regarding issuing a limited number of local vehicle plates and/or restricting the entrance of vehicles with non-local vehicle plates into certain areas of the city. In addition, some cities in China, such as Beijing, Shanghai, Guangzhou, Tianjin, Shijiazhuang, Nanjing, Wuhan, Lanzhou, Harbin, Changchun, Nanchang, Chengdu, Hangzhou, Guiyang, Shenzhen, Chongqing and so on also implemented traffic control measures banning vehicles with certain license plate numbers from being on the road in or entering into certain areas of the city during certain hours in a workday or certain days in a given week. If more cities adopt vehicle plate control policies, our costs to obtain new vehicle plates in such cities may significantly increase and our future expansion in these cities may be limited, which may materially and adversely affect our business, results of operations and prospects. In addition, if a large number of our rental cars are found in violation of these traffic control measures, we may be subject to fines for such violations which may increase our operating costs and expenses.

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

We are subject to financial and other restrictive covenants in our various debt related documents, including agreements governing our arrangements with various financing companies and entered into connection with our US$200 million senior unsecured notes due 2018 and our US$400 million senior unsecured notes due 2022. Financial covenants, include limitations on our ability to incur additional indebtedness with the other restrictive covenant including limitation on our ability to grant additional security interests, sell or dispose of certain assets, pay or distribute dividend, redeem or repurchase share capital, make certain capital contributions or investments, merger or consolidate with or acquire other companies, change the nature of our business, enter into derivative transactions, amend our charter documents and make loans.

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

As of December 31, 2017, approximately 78% of our period-end fleet size were purchased through dealers of Volkswagen, SAIC Motor, Peugeot, Hyundai and General Motors vehicles located in China. We may experience a shortage in the supply of certain vehicle models in the future. For example, if any supplier is unwilling or unable to provide us with vehicles in required quantities or to deliver vehicles on time, we may not be able to find alternative sources on satisfactory terms in a timely manner, or at all. If any shortage in vehicle supply occurs, our business and results of operations may be materially adversely affected.

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

As of December 31, 2017, we had 7,195 full-time and 585 part-time employees. We believe we will continue to hire additional employees to keep in line with our expansion.

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

In addition, we face risks and contingent losses resulting from car theft. We equip all of our vehicles with GPS-based tracking devices that monitor the precise location of the vehicles at all times, and a significant majority of such devices are covered by GPS product liability insurance. However, sophisticated thieves could locate and disable such devices, which may lead to an increase in our lost vehicles from car theft. Since our inception in 2006, we had written off a total of 183 vehicles as of December 31, 2017 as a result of car theft and other reasons. As we have not maintained any robbery or theft insurance for our vehicles, such losses may not be sufficiently covered by the GPS product liability insurance, which may adversely affect our results of operations.

Future investments and acquisitions could prove difficult to integrate or disrupt our business and lower our operating results.

Our growth strategy may involve the investment in or acquisition of businesses and/or entities, or entering into strategic partnerships or alliances in areas in which we do not currently operate or have sufficient capacity to operate. For example, we previously invested in Travice Inc., the company operating the Kuaidi mobile taxi and car hailing app (which investment was profitably sold in 2015). In January 2016, through entrusted bank loan arrangements we facilitated RMB50 million in credit to a local car rentals and car services provider with an initial one-year term, which was extended to a two-year term. As of the date of this annual report, the entire principal amount of the loan has been repaid by the borrower in full. Our future strategic investments and acquisitions may expose us to potential risks, including risks associated with:

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

We may be subject to litigation and regulatory proceedings.

We may be involved in litigation in China and litigation outside China to matters in the ordinary course of our business. We are subject to laws and regulations in China and the other jurisdictions. These laws, rules and regulations may vary in their scope and impose requirements which are more stringent than, or which conflict with, those in China. As publicly-listed companies, we and certain of our subsidiaries may face additional exposure to claims and lawsuits inside and outside China.

On May 8, 2017, a company named Shanghai Zhongqi Anhua Car Services Co., Ltd., (“Zhongqi Anhua”), filed a tort liability suit in People’s Court of Jingan District, Shanghai (the “District Court”), against eHi Rental, and involved Shanghai Municipal Transportation Commission (“SMTC), as a third party to the suit. Zhongqi Anhua claimed in their complaint that eHi Rental shall (i) admit the tort (ii) stop using the car rental operation certificate No.3516 issued by SMTC (the “Car Rental Certificate”), alleging the Car Rental Certificate and relevant vehicle operation certificates are possessed by Zhongqi Anhua, (iii) compensate the damages suffered by Zhongqi Anhua in connection with the alleged infringement totaling RMB30 million, and (iv) apologize to Zhongqi Anhua. On July 3, 2017, the District Court rendered a judgment rejecting all the claims raised by Zhongqi Anhua for absence of proof of the claims. On July 19, 2017, Zhongqi Anhua submitted a petition for appeal to Shanghai No.2 Intermediate People’s Court (the “Appellate Court”), and the Appellate Court ruled on September 1, 2017 that the judgment rendered by the District Court be remanded for re-trial as certain facts should be further clarified by the District Court.

As of the date of this annual report, the above lawsuit is still pending for judgement, and the Company is actively defending the case. Considering the facts that eHi Rental obtained the Car Rental Certificate through regulated procedures set forth by SMTC, which consists of no infringement behavior by eHi Rental, and that eHi Rental has been compliant with all relevant SMTC annual inspection/certificate renewal requirement, the Company believes such claims are without merit.

On April 13, 2018, Ctrip Investment Holding Ltd. (“Ctrip”), one of our registered shareholders, filed a petition in the Grand Court of The Cayman Islands (the “Court”) seeking alternative relief, including, among other things, requesting that the Court to enjoin the Company from relying upon the board resolutions adopted on April 6, 2018 and April 10, 2018, respectively, in connection with the Merger and requesting that the board and the special committee of the Company review the preliminary non-binding offer from Ocean Link Partners Limited for the purchase of all of the outstanding Shares (including Shares represented by ADSs) for US$14.50 in cash per ADS, or US$7.25 in cash per Share, subject to due diligence and negotiation of the definitive agreement. The Company believes Ctrip’s allegations and the basis for which it is seeking relief in its petition are without merit and intends to vigorously refute the petition.

The existence of litigation, claims, investigations and proceedings may harm our reputation and adversely affect the trading price of our ADSs. The outcome of any claims, investigations and proceedings is inherently uncertain, and in any event defending against these claims could be both costly and time-consuming, and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any litigation, investigation or proceeding could cause us to pay damages as well as legal and other costs, limit our ability to conduct business or require us to change the manner in which we operate.

We have granted, and may continue to grant, employee share options, restricted shares, restricted share units or other equity incentives in the future, which may result in increased share-based compensation expenses and adversely affect our results of operations.

We adopted the 2010 Performance Incentive Plan, or the 2010 Plan, in April 2010, which was amended and restated in December 2010 and August 2014. In October 2014, we adopted the 2014 Performance Incentive Plan, or the 2014 Plan, which became effective immediately after the completion of our initial public offering in November 2014. We are required to account for share-based compensation as an expense based on the grant date fair value of share options, restricted shares, restricted share units or other equity incentives to employees with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. As of the date of this annual report, a total of 3,192,000 options and 1,500 unvested restricted share units granted under the 2010 Plan and the 2014 Plan were outstanding. If we grant more options, restricted shares, restricted share units or other equity incentives, we could incur significant compensation charges and our results of operations could be adversely affected.

An economic downturn could result in a decline in business and leisure travel activities, which could materially adversely affect our business.

Our results of operations are affected by many economic factors, including the level of economic activity in the car rental and car service industry in China. Any actual or perceived threat of a financial crisis in China could have an adverse impact on the car rental and car service industry, including a tightening of the credit markets, reduced business and leisure travels, reduced customer spending and volatile fuel prices. Any slowdown in China’s economy might lead to tightened credit market, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. In response to their perceived uncertainty in economic conditions, our customers may also delay, reduce or cancel their travel activities. To the extent any fluctuations in the Chinese economy significantly affect our customers’ demand for our services or change their spending habits, our results of operations may be materially adversely affected.

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

If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses over financial reporting, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

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

In connection with management’s assessment of the effectiveness of our internal control over financial reporting for the year ended December 31, 2017, our management identified three material weaknesses and other control deficiencies in our internal control over financial reporting, and determined that as of December 31, 2017, our disclosure controls and procedures and our internal control over financial reporting were ineffective. See “Item 15 — Controls and Procedures.” Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting, as we are not required to comply with the auditor attestation requirements of Section 404 for as long as we are an emerging growth company, a status which prevails until the earlier of the fifth anniversary from the date of our initial public offering or until certain other specific criteria are met, pursuant to the JOBS Act. However, in connection with the audits of our consolidated financial statements as of and for the three years ended December 31, 2017, our independent registered public accounting firm identified the same material weaknesses and control deficiencies in our internal control over financial reporting as of December 31, 2017. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or the PCAOB, a “material weakness” is a significant deficiency, or combination of significant deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects our ability to initiate, authorize, record, process, or report external financial data reliably in accordance with U.S. GAAP such that there is more than a remote likelihood that a misstatement of our financial statements that is more than inconsequential will not be prevented or detected by our employees.

The material weaknesses identified related to (i) insufficient accounting resources and expertise necessary to comply with U.S. GAAP, (ii) lack of sufficient and documented financial closing policies and procedures, specifically those related to period end cut-off, accounts classification and presentation, and (iii) lack of effective risk assessment on acceptance of new type of corporate customers, and lack of effective control over approval and monitoring of credit limit and credit term granted to these corporate customers and collectability assessment on their receivable balances. Although we have taken measures and plan to continue to take measures to remedy these deficiencies, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting, and we may not conclude that they have been fully remedied. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that satisfies our reporting obligations. In addition, during the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other material weaknesses and deficiencies in our internal control over financial reporting. In addition, our independent registered public accounting firm has not undertaken a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. In light of the material weaknesses and control deficiencies that were identified as a result of the limited procedures performed, we believe it is possible that, had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses and control deficiencies may have been identified.

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

Registered public accounting firms in China, including our independent registered public accounting firm, are not inspected by the U.S. Public Company Accounting Oversight Board, which deprives us and our investors of the benefits of such inspection.

Auditors of companies whose shares are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards applicable to auditors. Our independent registered public accounting firm is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB, notwithstanding the requirements of U.S. law, is currently unable to conduct inspections without the approval of the Chinese authorities. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the MOF, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the MOF in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC and the MOF to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the United States. On January 22, 2014, the Administrative Law Judge, or ALJ, presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit work papers to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months. The Big Four PRC-based accounting firms appealed the ALJ’s initial decision to the SEC. The ALJ’s decision does not take effect unless and until it is endorsed by the SEC. In February 2015, each of the Big Four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. If future document productions fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. While we cannot predict if the SEC will further review the Big Four PRC-based accounting firms’ compliance with specified criteria or if the results of such a review would result in the SEC imposing penalties such as suspensions or restarting the administrative proceedings, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our ADSs from the New York Stock Exchange or the termination of the registration of our ADSs under the Exchange Act, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

In July 2016, MOT, together with other six governmental authorities, issued the Interim Measures for the Administration of Online Car Hailing Business Operations and Services which came into effect on November 1, 2016, or the Car Hailing Measures. The Car Hailing Measures require online car-hailing platform operators to obtain licenses from governmental authorities, be capable of providing online and offline services and meet certain conditions. The vehicles and drivers shall also meet certain conditions and obtain the online car hailing vehicle licenses and driver licenses respectively issued by the relevant governmental authorities to engage in online car hailing business. Following the Car Hailing Measures, some local governmental authorities in cities of Beijing, Shanghai, Guangzhou, Shenzhen, Hangzhou, Qingdao, Chongqing and many other cities further adopted policies regarding the online car-hailing business operations and services in their administrative regions. In addition to the conditions set out in the Car Hailing Measures, almost all these local governments require that the vehicles engage in online car hailing business operations must be registered in the city administrative regions and meet certain vehicle conditions such as minimum wheel base, installment of GPS system and emergency alarm system. Beijing and Shanghai city governments specially require the drivers who engage in online car hailing business operations to have the city census register. We expect more cities may adopt similar local policies regarding the online car-hailing business operations and services. The Car Hailing Measures and those new local rules may materially increase our compliance costs.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Our PRC subsidiaries in China generally pay the dividends or other distributions to us through following methods: (i) repaying shareholder loans to offshore holding companies, (ii) paying dividends to offshore holding companies, (iii) extending foreign loans through offshore holding companies while providing security interests for such loans through PRC operating subsidiaries, and (iv) transferring cash through cross-border “cash pooling”, a permitted method for cross-border cash transfer upon certain conditions within our group companies. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE by complying with certain procedural requirements. However, approval from or registration with the appropriate government authorities is required where Renminbi are to be converted into foreign currencies and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. In January 2017, the SAFE issued the Notice on Further Promoting the Reform of Foreign Exchange Administration and Improving the Examination of Authenticity and Compliance, which continues to implement and improve the policies for the administration of outward remittance of foreign exchange profits from direct investment. A bank that handles outward remittance of profits equivalent to more than US$50,000 for a domestic institution shall, under the principle of true transactions, review the resolution of the board of directors on distribution of profits (or resolution of partners on distribution of profits), original tax recordation form, and audited financial statements, relating to the outward remittance, and stamp and endorse the relevant original tax recordation form with the actual remittance amount and remittance date of the profits. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Fluctuations in exchange rate may have a material adverse effect on our results of operations and the value of your investment.

The value of Renminbi against U.S. dollars and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. In July 2005, the PRC government changed its decade-old policy of pegging the value of Renminbi to U.S. dollars, and Renminbi appreciated more than 20% against U.S. dollars over the following three years. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates to achieve policy goals. During the period between July 2008 and June 2010, the exchange rates between Renminbi and the U.S. dollars had been stable and traded within a narrow range. However, Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with U.S. dollars. On June 20, 2010, the People’s Bank of China announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. On March 15, 2014, the People’s Bank of China announced that it further expanded the daily RMB against U.S. dollar trading band of the inter-bank spot foreign exchange market from 1% to 2% as of March 17, 2014, to allow Renminbi to move more freely and better reflect market supply and demand. On August 11, 12 and 13, 2015, the People’s Bank of China significantly devalued the Renminbi by fixing its price against the U.S. dollar 1.9%, 1.6%, and 1.1% lower than the previous day’s value, respectively. The value of the Renminbi depreciated approximately 5.8% and 6.2% against the U.S. dollar in 2015 and 2016. Renminbi was added to its group of global reserve currencies by The International Monetary Fund on November 30, 2015, which makes Renminbi to some extent more susceptible to market forces. It is difficult to predict how long the current situation may last and when and how the relationship between Renminbi and U.S. dollars may change again.

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

According to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, signed on August 21, 2006, or the Hong Kong Tax Treaty, a company incorporated in Hong Kong, such as eHi Auto Services (Hong Kong) Holding Limited, or eHi Hong Kong, and L&L Financial Leasing Holding Limited, or L&L, is subject to withholding income tax at a rate of 5% on dividends it receives from its PRC subsidiaries if it holds a 25% or more interest in such PRC subsidiaries, or at a rate of 10% if it holds less than a 25% interest in such subsidiaries. In addition, the State Administration of Taxation, or the SAT, promulgated a tax circular on October 27, 2009, or Circular 601, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance, and a beneficial ownership analysis will be used based on a “substance over form” principle to determine whether or not to grant tax treaty benefits. On June 29, 2012, the SAT issued the Announcement of the SAT regarding Recognition of “Beneficial Owner” under Tax Treaties, or Announcement 30, which provides that a comprehensive analysis should be made when determining the beneficial owner status based on various factors that are supported by various types of documents, including the articles of association, financial statements, records of cash movements, board meeting minutes, board resolutions, staffing and materials, relevant expenditures, functions and risk assumption as well as relevant contracts and other information. On February 3, 2018, the SAT issued the Announcement of Relevant Issues on “Beneficial Owner” under Tax Treaties, or Announcement 9, which replaced Circular 601 and Announcement 30. Announcement 9 further clarified certain standards for the determination of “Beneficial Owner” mainly relating to the factors that whether an entity has business substance and meanwhile Announcement 9 continuously adopted part of rules under Circular 601 and Announcement 30, such as that a comprehensive analysis should still be made when determining the beneficial owner status based on various factors that are supported by various types of documents. As a result, although each of Hong Kong subsidiaries eHi Hong Kong and L&L holds an interest of more than 25% in the PRC subsidiaries, it is more likely than not that eHi Hong Kong and L&L, as holding companies without other business substance, would not be entitled to tax treaty benefits and enjoy the favorable 5% rate applicable under the Hong Kong Tax Treaty on dividends. If eHi Hong Kong and L&L cannot be recognized as the beneficial owners of any dividends to be paid by our PRC subsidiaries to us, such dividends will be subject to a withholding tax of 10% as provided by the EIT Law. As of the date of this annual report, our PRC subsidiaries have not paid any dividends, and do not currently plan to pay dividends in the foreseeable future, to our company and Hong Kong subsidiaries.

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

Most of our key operating subsidiaries are located in Shanghai, Beijing, Guangzhou and other major cities in China, and since the implementation of VAT Pilot Program, we have been in general subject to a 17% VAT for car rental services, a 11% VAT for designated driving services and a 6% VAT for qualified management services, respectively, which have the effect of reducing our net revenues. With the nationwide implementation of VAT in May 2016, we may be required to pay more taxes on our revenues. In addition, despite our decrease in net revenues resulted from the implementation of VAT, we were able to benefit from certain financial subsidies provided by local government authorities to offset the increased tax payments. However, such financial subsidies ceased to apply after the nationwide implementation of VAT. If we are unable to obtain sufficient qualified VAT invoices from our suppliers to offset the increased tax payments, the VAT will have a material adverse effect on our financial condition and results of operations.

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

On February 3, 2015, the SAT issued the Bulletin on Certain Issues Concerning the Enterprise Income Tax on the Indirect Transfer of Properties by Non-resident Enterprises, or Circular 7, which comes into effect upon issuance and abolishes certain provisions in Circular 698 and Bulletin 24 and also provides more guidance on a number of issues under Circular 698. Circular 7 stipulates that when a non-resident enterprise transfers the assets (including equity interests) in an overseas holding company, which directly or indirectly owns PRC taxable properties, including equity interests in a PRC company, or the PRC Taxable Assets, for the purposes of avoiding PRC enterprise income taxes through an arrangement without reasonable commercial purpose, such an indirect transfer should be re-characterized as a direct transfer of PRC Taxable Assets in accordance with the Enterprise Income Tax Law, unless the overall arrangements relating to an indirect transfer of PRC Taxable Assets satisfies either of the safe harbor rules: (i) where a non-resident enterprise derives income from the indirect transfer of PRC Taxable Assets by acquiring and selling equity interests of a same listed overseas company on a public market; or (ii) where the non-resident enterprise had directly held and transferred such PRC Taxable Assets, the income from the transfer of such PRC Taxable Assets would have been exempted from enterprise income tax in the PRC under an applicable tax treaty or arrangement. On October 17, 2017, the State Administration of Taxation, or the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. Pursuant to Circular 7 and SAT Bulletin 37, both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

As Circular 7 and SAT Bulletin 37 were newly implemented, there might be limited precedents regarding the application and enforcement of Circular 7 and SAT Bulletin 37 and it remains uncertain whether such exemptions or relevant provisions of Circular 7 and SAT Bulletin 37 will be applicable to the transactions such as our future disposal of subsidiaries, acquisitions of complementary businesses, or restructuring of our organizational structure where non-PRC resident investors and PRC Taxable Assets are involved. In addition, our transfer of a 100% equity interest in Elite Plus in June 2015 was subject to relevant provisions under Circular 7. Elite Plus is a British Virgin Islands company and currently holds a stake in Xiaoju Kuaizhi Inc., a Cayman Islands company with PRC operations. We have completed the tax filing and payment with the relevant PRC tax authorities for this transaction.

In addition, our company and our non-PRC resident investors, other than those both acquiring and selling shares on a public exchange, may, as a result of the above-mentioned transactions, become at risk of being taxed under Circular 7 and may be required to undergo burdensome procedural formalities to comply with Circular 7 and SAT Bulletin 37 or to establish that we or our non-PRC resident shareholders should not be taxed under Circular 7 and SAT Bulletin 37, which may have a material adverse effect on our financial condition and results of operations or such non-PRC resident investors’ investments in us.

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

Our PRC subsidiaries in China generally pay the dividends or other distributions to us through following methods: (i) repaying shareholder loans to offshore holding companies, (ii) paying dividends to offshore holding companies, (iii) extending foreign loans through offshore holding companies while providing security interests for such loans through PRC operating subsidiaries, and (iv) transferring cash through cross-border “cash pooling”, a permitted method for cross-border cash transfer upon certain conditions within our group companies. Under existing PRC foreign exchange regulation, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without approval from the PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. In January 2017, the SAFE issued the Notice on Further Promoting the Reform of Foreign Exchange Administration and Improving the Examination of Authenticity and Compliance, which continues to implement and improve the policies for the administration of outward remittance of foreign exchange profits from direct investment and a bank that handles outward remittance of profits equivalent to more than US$50,000 for a domestic institution shall, under the principle of true transactions, review the resolution of the board of directors on distribution of profits (or resolution of partners on distribution of profits), original tax recordation form, and audited financial statements, relating to the outward remittance, and stamp and endorse the relevant original tax recordation form with the actual remittance amount and remittance date of the profits. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders. Further, there is no assurance that new regulations will not be promulgated in the future that would have the effect of further restricting the ability of our operating subsidiaries to pay dividends or other distributions out of PRC.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from the offerings of any securities to make loans or additional capital contributions to our PRC operating subsidiaries.

In 2015, 2016 and 2017, we raised gross proceeds of approximately US$134.0 million from a private placement of common shares, US$200 million in aggregate principal amount from issuing senior unsecured notes due 2018 and US$400 million in aggregate principal amount from issuing senior unsecured notes due 2022. As an offshore holding company, our ability to make loans or additional capital contributions to our PRC operating subsidiaries is subject to PRC regulations and approvals and there are restrictions for us to make loans to our affiliated Chinese entities. These regulations and approvals may delay or prevent us from using the proceeds we received in the past or will receive in the future from the offerings of securities to make loans or additional capital contributions to our PRC operating subsidiaries and our affiliated Chinese entities, and impair our ability to fund and expand our business which may adversely affect our business, financial condition and result of operations.

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

These contractual arrangements provide us with effective control over the variable interest entities and provide us the right to obtain substantially all of the economic benefits from the variable interest entities. Although this structure is commonly adopted by many Internet companies in China, the relevant PRC regulatory authorities have broad discretion in determining whether a particular contractual structure is in violation of the law. For example, on July 13, 2006, the Ministry of Information Industry, the predecessor of the Ministry of Industry and Information Technology, or the MIIT publicly released the Notice on Strengthening the Administration of Foreign Investment in Operating Value-added Telecommunications Business, or the MIIT Notice, which reiterates certain provisions under the Administrative Rules for Foreign Investments in Telecommunications Enterprises promulgated by the State Council in 2001, amended in 2008 and 2016 prohibiting a domestic company that holds an ICP license, from renting, transferring or selling a telecommunications license to foreign investors in any form, or providing any resources, sites or facilities to foreign investors that intend to conduct value-added telecommunication business illegally in China. Trademarks and domain names that are used in the provision of Internet content services must be owned by the ICP license holder. There is currently no official interpretation or implementation practice under the MIIT Notice. Due to a lack of interpretative materials from the authorities, it is uncertain whether the MIIT would consider our corporate structure and the contractual arrangements as a kind of foreign investment in telecommunication services. Therefore, it is unclear what impact the MIIT Notice might have on us. The PRC government may not agree that these arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future.

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

Our PRC subsidiaries are incorporated in the PRC and are governed by applicable PRC income tax laws and regulations. Under the EIT Law and its Implementing Rules, both of which became effective on January 1, 2008, the PRC has adopted a uniform statutory enterprise income tax rate of 25% for all PRC enterprises (including foreign-invested enterprises). The EIT Law and its Implementing Rules also permit qualified small-scaled enterprises with low profit margins to enjoy a reduced 20% enterprise income tax rate. On April 8, 2014, March 13, 2015, and September 2, 2015, the SAT and the MOF jointly issued three circulars, which further provided that, during the period between January 1, 2014 and December 31, 2016, between January 1, 2015 and December 31, 2017, and between October 1,2015 and December 31, 2017 respectively, if a qualified small-scaled enterprise with low profit margins has an annual taxable income of not more than RMB100,000, RMB200,000 and RMB300,000, respectively, then 50% of its taxable income can be exempted from enterprise income tax, reducing the effective enterprise income tax rate to 10%. Twelve of our PRC subsidiaries, Jiangyin eHi Car Rental Co., Ltd., Dali eHi Car Rental Co., Ltd. and so on were eligible for this tax incentive and paid enterprise income tax at a reduced rate of 10% for the taxable year of 2017.

In addition, some local governments allowed certain enterprises registered in their jurisdictions to receive certain government subsidies according to local policies. According to the agreements between a local government agency in Shanghai and eHi Rental and Shanghai Smart Brand, respectively, such local government agency agreed to grant to eHi Rental and Shanghai Smart Brand, at its own discretion, certain subsidies which are calculated based on a certain portion of the business taxes and VAT paid by eHi Rental and Shanghai Smart Brand based on their revenues. In 2015, 2016 and 2017, eHi Rental received government subsidies of RMB4.4 million, RMB8.4 million and RMB5.5 million (US$0.8 million), and Shanghai Smart Brand received government subsidies of RMB0.9 million, RMB1.8 million and RMB1.9 million (US$0.3 million), respectively. In 2015 and 2016, Shanghai Taihao Financial Leasing Co., Ltd., or Shanghai Taihao, received government subsidies of RMB2.6 million, and RMB1.8 million respectively.

Furthermore, the PRC government recently adopted the Business Tax to VAT Transformation Pilot Program, which was initiated in Shanghai and now is rolled out nationwide. Pursuant to this program, starting from January 1, 2012, our subsidiaries in Shanghai, including eHi Rental, are required to pay VAT instead of business tax. In February 2012, Shanghai Bureau of Finance and Bureau of Taxation jointly released the Notice [2012] No. 5 which provided a temporary financial subsidy in connection with the VAT Pilot Program, pursuant to which we received financial subsidies from various levels of local governments in relation to the VAT Pilot Program. In 2015, the government cancelled the temporary financial subsidy as the Notice [2012] No. 5 expired and the VAT has been applicable to all taxpayers from May 1, 2016. We also received government subsidies for the purchase of certain vehicle models approved by the local government as well as government grants for our technology achievements from the Scientific and Technological Commission of Shanghai. However, preferential tax treatments and government subsidies are subject to review and may be adjusted or revoked at any time in the future. The discontinuation of any preferential tax treatments or government subsidies available to us will cause our effective tax rate to increase, which will decrease our net income and our financial condition and result of operations may be materially and adversely affected.

Our legal rights to lease certain properties could be challenged, which could prevent us from continuing to operate the affected service locations or increase the costs associated with operating these service locations.

We rely on leases with third parties who either own the properties or lease the properties from the ultimate property owner. As of December 31, 2017, 231 of our service locations were leased from lessors who were unable to provide us with copies of title certificates or documents evidencing the authorization or consent of the owners of such properties. Where the lessors do not have the proper legal right to lease the properties, the corresponding lease agreements may be deemed invalid. Furthermore, some properties may not be designated for commercial use. If we are not adequately indemnified by the lessors for our related losses, our business may be adversely affected. Some of the properties we lease from the third parties have been mortgaged by the owners prior to leasing to us. We may not be able to continue using such properties if the mortgage is foreclosed. In addition, under the PRC law, failure to register a lease agreement with the local housing bureau may result in the risk that we may not be able to continue to occupy the relevant properties if the lease is challenged by third parties. Our standard lease agreement generally requires the lessor to make such registrations, however, as of December 31, 2017, the lease agreements relating to a number of our service locations had not been duly registered by the relevant lessors. Accordingly, if these lessors do not have the appropriate titles to the properties or necessary approvals from the ultimate owners or fail to make the requisite registrations, or if the mortgage over the leased properties is foreclosed, we may be unable to continue to operate the affected properties or incur additional costs associated with operating these service locations.

Risks related to our ADSs

There can be no assurance that the agreement and plan of merger entered into with various parties on April 6, 2018 and the going private transaction contemplated thereby will be approved by our shareholders or successfully consummated. Potential uncertainty involving the going private transaction may adversely affect our business and the market price of our ADSs.

On April 6, 2018, we entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Teamsport Parent Limited (“Parent”) and Teamsport Bidco Limited (“Merger Sub”), a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, Parent will acquire our company for cash consideration equal to US$6.75 per common share of our company or US$13.50 in cash per ADS, each of which represents two Class A common shares of our company, other than Rollover Shares (as defined below) and ADSs representing Rollover Shares, as applicable. Immediately following the consummation of the transactions contemplated under the Merger Agreement, Parent will be beneficially owned by a consortium (the “Consortium”) comprising new investors, including certain affiliates of MBK Partners Fund IV, L.P., Baring Private Equity Asia Limited and Redstone Capital Management (Cayman) Limited, and certain existing shareholders of the Company, including L&L Horizon, LLC, an affiliate of Mr. Zhang, The Crawford Group, Inc. (“Crawford”) and Dongfeng Asset Management Co. Ltd. (collectively, the “Rollover Shareholders”). Upon the terms and subject to the conditions of the Merger Agreement, at the effective time of the merger, Merger Sub will merge with and into the Company, with the Company surviving the merger as the surviving company (the “Surviving Company”) under Cayman Islands law (the “Merger”).

On April 16, 2018, the Company and one of its shareholders commenced proceedings in the High Court of Hong Kong against CDH Car Rental Service Limited (“CDH Car”), another shareholder of the Company, to enforce the terms of the Company’s Third Amended and Restated Investor Rights Agreement dated December 11, 2013 (the “IRA”) with certain of its shareholders. The proceedings are to seek interim relief, including an order that CDH Car not dispose of, deal with or otherwise encumber its shareholding in the Company and an order that it not take any step to vote its shares in the Company, pending the resolution of claims under the IRA.

Our company’s board of directors, acting upon the unanimous recommendation of the special committee formed by the board of directors (the “Special Committee”), approved the Merger Agreement and the transactions contemplated by the Merger Agreement (the “Transactions”), including the Merger, and resolved to recommend that our company’s shareholders authorize and approve the Merger Agreement and the Transactions, including the Merger. The Special Committee, which is comprised solely of independent directors of our company who are unaffiliated with Parent, Merger Sub or any member of the Consortium or management of our company, exclusively negotiated the terms of the Merger Agreement with the Consortium with the assistance of its independent financial and legal advisors.

The closing of the Merger is currently expected to occur during the second or third quarter of 2018, and is subject to the satisfaction or waiver of the closing conditions set forth in the Merger Agreement, including the requisite approval of the shareholders of our company and the consent of requisite holders of the senior unsecured notes issued by our company in 2015 and 2017, if applicable, as well as certain other customary closing conditions. The Merger Agreement and the Merger must be authorized and approved by (i) a shareholders’ special resolution passed by the affirmative vote of holders of Shares representing at least two-thirds of the voting power of the Shares present and voting in person or by proxy as a single class at an extraordinary general meeting of our company’s shareholders, (ii) a shareholders’ resolution passed by the affirmative vote of holders of Shares representing a majority of the aggregate voting power of the Shares and (iii) a shareholders’ resolution passed by the affirmative vote of holders of a majority of the total outstanding Class A common shares of our company.

The Merger, whether or not consummated, presents a risk of diverting management focus, employee attention and resources from other strategic opportunities and from operational matters. In addition, we are subject to various restrictions under the Merger Agreement on the conduct of our business prior to the completion of the Merger, which may delay or prevent us from undertaking business opportunities that may arise pending completion of the Merger. Also, any development of the transaction, such as entering into or termination of any definitive agreement, may increase volatility of the trading price of our ADSs. In addition, the Merger Agreement restricts our ability, until the effective time of the Merger or, if earlier, the termination of the Merger Agreement, to solicit or, subject to certain exceptions, engage in discussions or negotiations with third parties regarding certain competing proposals or transactions as described in the Merger Agreement. If the Merger Agreement is terminated under the following circumstances: (i) if the Company accepts a competing proposal within 12 months after the termination, (ii) if our Board or Special Committee changes its recommendation in favor of the Merger, (iii) if there is a material breach of our representations, warranties and covenants under the Merger Agreement or (iv) if we enter into an agreement with respect to a superior proposal, we may be required to pay Parent a termination fee of $14,062,642.

On April 26, 2018, we filed a going private transaction statement on Schedule 13E-3 which attaches as an exhibit a preliminary proxy statement that, subject to completion, will be used in connection with the extraordinary general meeting of our shareholders. Please refer to the preliminary proxy statement for more information about the Merger including the effects of the Merger on our company and the effects on our company if the Merger is not completed.

The trading price for our ADSs has fluctuated and may be volatile, which could result in substantial losses to investors.

The trading price for our ADSs has fluctuated since we listed our ADSs. In 2017, the trading price of our ADSs ranged from US$8.91 to US$12.20 per ADS, and the last reported trading price on April 27, 2018 was US$13.05 per ADS. The trading price for our ADSs may be volatile and subject to wide fluctuations in response to factors such as actual or anticipated fluctuations in our quarterly results of operations, changes in financial estimates by securities research analysts, changes in the economic performance or market valuations of other car rentals and car services providers, announcements by us or our competitors of material acquisitions, strategic partnerships, joint ventures or capital commitments, fluctuations of exchange rates between the Renminbi and the U.S. dollar, announcements regarding litigation or administrative proceedings involving us, release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs, sales or perceived sales of additional common shares or ADSs and economic or political conditions in China. In addition, the performance, and fluctuation in market prices, of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes of our ADSs. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these China-based companies’ securities after their offerings may affect the attitudes of investors toward China-based companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other China-based companies may also negatively affect the attitudes of investors towards China- based companies in general, including us, regardless of whether we have engaged in any inappropriate activities. Volatility in global capital markets, such as the recent global financial services and economic crises, could also have an adverse effect on the trading price of our ADSs. Furthermore, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the trading price of our ADSs.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. As of December 31, 2017, we had an aggregate of 139,917,575 common shares issued and outstanding based on our Cayman Islands registrar, of which 74,279,018 Class A common shares were represented by 37,139,509 ADSs (including 513,644 ADSs issued and reserved for the future exercise of options or the vesting of other awards under the 2010 Plan and the 2014 Plan). All our common shares represented by ADSs were freely transferable by persons other than our “affiliates” without restriction or additional registration under the Securities Act of 1933, or the Securities Act. The remaining common shares will be available for sale subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act and applicable lock-up agreements. In addition, certain holders of our common shares have the right to cause us to register the sale of those shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of the ADSs to decline. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

Due to the disparate voting powers attached to these two classes of common shares, Class B common shares issued and outstanding as of December 31, 2017, represented 46.9% of our total issued and outstanding shares and 90.0% of the then total voting power. Therefore, our Class B common shareholders will have decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, and their interest may not be aligned with us or other shareholders of our company. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A common shares and ADSs may view as beneficial, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs.

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

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2018 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, because the Cayman Islands law has no legislation specifically dedicated to the rights of investors in securities, and thus no statutorily defined private causes of action to investors in securities such as those found under the Securities Act or the Exchange Act in the United States, it provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

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

We believe we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2017. Although we intend to conduct our business activities in a manner to reduce the risk of our classification as a PFIC in the future, we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, and, because the value of our assets is likely to be determined in large part by reference to the market prices of our common shares and ADSs, which are likely to fluctuate, there can no assurance that we will not be classified as a PFIC in 2018 or any future taxable year. If we are a PFIC for any taxable year during which a U.S. investor holds our common shares or ADSs, certain adverse U.S. federal income tax consequences would apply to the U.S. investor. For details, please refer to Item 10.E, “Additional Information — Taxation.”

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

In May, 2015, we entered into definitive securities purchase agreements with Tiger Global Mauritius Fund, or Tiger Fund, and SRS Partners I Mauritius Limited and SRS Partners II Mauritius Limited, or collectively SRS Funds, pursuant to which we agreed to issue a total of 22,337,924 of our Class A common shares to the buyers at a price of US$6.00 per Class A common share (equivalent to US$12.00 per ADS). We raised gross proceeds of approximately US$134.0 million from this private placement transaction. In addition, two of our shareholders, Ctrip and Crawford, also entered into definitive agreements with the buyers for the sale of an aggregate of 2,666,666 Class A common shares (including certain shares represented by ADSs) at a price of US$6.00 per Class A common share (equivalent to US$12.00 per ADS). On June 30, 2015, in connection with the private placement, we also entered into a registration rights agreement with Tiger Fund and SRS Funds, or the Registration Rights Agreement, pursuant to which, at any time after the later of (i) November 22, 2015 and (ii) we have become eligible to register the Purchased Securities for resale on Form F-3, the holders of at least a majority of the Purchased Securities may request us to file no more than two shelf registration statements in any 12 month period to register the Purchased Securities and their relevant equity rights. The Registration Rights Agreement also contains obligations, indemnities, contribution, assignment and amendment that are customary for private placements by public companies, and the registration rights set forth therein shall terminate on November 18, 2017.

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

In August, 2016, we entered into a facility agreement of US$150 million in principal amount with a syndicate of banks, or the 2016 Facility. Pursuant to the 2016 Facility, 50% of the proceeds has been used to repay our existing indebtedness, and remaining proceeds will be used for fund capital expenditures and other general corporate purposes. The 2016 Facility is jointly and severally guaranteed by our existing and future-established offshore subsidiaries, subject to certain exceptions according to terms therein. The 2016 Facility bears a floating interest rate of LIBOR plus 3.50% margin per annum. The 2016 Facility was repaid in full in August 2017.

In August 2017, we completed an offering of US$400 million in aggregate principal amount of senior unsecured notes due 2022, or the 2022 Senior Notes. The 2022 Senior Notes were offered by our Cayman holding company, and all of our offshore subsidiaries jointly and severally provided guarantees. The 2022 Senior Notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and certain non-U.S. persons in compliance with Regulation S under the Securities Act. The 2022 Senior Notes bear a fixed interest rate at 5.875% per annum, payable semiannually in arrears, and will mature on August 14, 2022, unless previously repurchased in accordance with their terms prior to such date.

On April 6, 2018, we entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Teamsport Parent Limited (“Parent”) and Teamsport Bidco Limited (“Merger Sub”), a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, Parent will acquire our company for cash consideration equal to US$6.75 per common share of our company or US$13.50 in cash per ADS, each of which represents two Class A common shares of our company, other than Rollover Shares (as defined below) and ADSs representing Rollover Shares, as applicable. Immediately following the consummation of the transactions contemplated under the Merger Agreement, Parent will be beneficially owned by a consortium (the “Consortium”) comprising new investors, including certain affiliates of MBK Partners Fund IV, L.P., Baring Private Equity Asia Limited and Redstone Capital Management (Cayman) Limited, and certain existing shareholders of the Company, including L&L Horizon, LLC, an affiliate of Mr. Zhang, The Crawford Group, Inc. (“Crawford”) and Dongfeng Asset Management Co. Ltd. (collectively, the “Rollover Shareholders”). Upon the terms and subject to the conditions of the Merger Agreement, at the effective time of the merger, Merger Sub will merge with and into the Company, with the Company surviving the merger as the surviving company (the “Surviving Company”) under Cayman Islands law (the “Merger”).

On April 16, 2018, the Company and one of its shareholders commenced proceedings in the High Court of Hong Kong against CDH Car Rental Service Limited (“CDH Car”), another shareholder of the Company, to enforce the terms of the Company’s Third Amended and Restated Investor Rights Agreement dated December 11, 2013 (the “IRA”) with certain of its shareholders. The proceedings are to seek interim relief, including an order that CDH Car not dispose of, deal with or otherwise encumber its shareholding in the Company and an order that it not take any step to vote its shares in the Company, pending the resolution of claims under the IRA.

Our company’s board of directors, acting upon the unanimous recommendation of the special committee formed by the board of directors (the “Special Committee”), approved the Merger Agreement and the transactions contemplated by the Merger Agreement (the “Transactions”), including the Merger, and resolved to recommend that our company’s shareholders authorize and approve the Merger Agreement and the Transactions, including the Merger. The Special Committee, which is comprised solely of independent directors of our company who are unaffiliated with Parent, Merger Sub or any member of the Consortium or management of our company, exclusively negotiated the terms of the Merger Agreement with the Consortium with the assistance of its independent financial and legal advisors.

The closing of the Merger is currently expected to occur during the second or third quarter of 2018, and is subject to the satisfaction or waiver of the closing conditions set forth in the Merger Agreement, including the requisite approval of the shareholders of our company and the consent of requisite holders of the senior unsecured notes issued by our company in 2015 and 2017, if applicable, as well as certain other customary closing conditions. The Merger Agreement and the Merger must be authorized and approved by (i) a shareholders’ special resolution passed by the affirmative vote of holders of Shares representing at least two-thirds of the voting power of the Shares present and voting in person or by proxy as a single class at an extraordinary general meeting of our company’s shareholders, (ii) a shareholders’ resolution passed by the affirmative vote of holders of Shares representing a majority of the aggregate voting power of the Shares and (iii) a shareholders’ resolution passed by the affirmative vote of holders of a majority of the total outstanding Class A common shares of our company.

On April 26, 2018, we filed a going private transaction statement on Schedule 13E-3 which attaches as an exhibit a preliminary proxy statement that, subject to completion, will be used in connection with the extraordinary general meeting of our shareholders. Please refer to the preliminary proxy statement for more information about the Merger including the effects of the Merger on our company and the effects on our company if the Merger is not completed.

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

Our services

Car rentals

We provide self-drive car rental services to both individual customers as well as corporate and institutional clients to meet their travel, leisure, business and ground transportation needs. Our short-term car rentals have a term of less than one year and are primarily provided to individual customers on an hourly, daily, weekly or monthly basis. Our long-term car rentals have a term of one year or longer and are primarily provided to corporate and institutional clients. In 2017, we derived approximately 80.2% of our net revenues from car rentals.

As of December 31, 2017, our car rentals were offered in 303 cities, 415 train stations and 119 airports across China through our extensive service network of 4,463 directly operated service locations. Our extensive service network enables our customers to pick up and return cars at any of our service locations. To better serve our customers, we also provide vehicle delivery and pickup services to customer-designated locations. To ensure the consistency of our service quality and customer experience, we directly operate all of our service locations rather than franchising or outsourcing them to third parties. In addition to our service network in China, we cooperate with Enterprise and provide our customers access to Enterprise’s car rental services outside China.

As of December 31, 2017, our car rental fleet included 62,101 vehicles of over 300 models primarily from major automobile manufacturers such as Volkswagen, SAIC Motor, Peugeot, Hyundai and General Motors. Based on our operating experience, we observe that Chinese customers are generally more sensitive to rental vehicle models than western customers. The variety of our car classes and models enables our customers to choose the vehicles they prefer to. In the event that the vehicle model requested by a customer is not available, our proprietary technology platform will automatically advise the customer when such particular model will become available or if similar models are available at the selected time. The customer also has an option to choose to be put on a waiting list for the particular model requested. Through our user interface, our technology platform also provides information to customers about discounts, special offers and other promotions to encourage them to rent for a longer period or upgrade to a more premium vehicle model.

We provide convenient and efficient reservation channels to our customers, which primarily include our user-friendly website and dedicated mobile applications. We believe we were the first car services provider in China to introduce mobile applications for customers to make reservations. In 2017, approximately 13% and 81% of our car rentals were derived from reservations made through website and mobile applications, respectively. The remainder were derived from reservations made through offline channels such as our call center or walk-in customers. As social media gain popularity, we are also exploring ways for our customers to make car rental reservation though social networking platforms such as Tencent WeChat.

First-time users of our car rental services are required to register as members before making a reservation. After a customer chooses the start and end dates of the rental period, the type and model of vehicle and the location of vehicle pickup or delivery, our technology platform confirms the reservation on a real-time basis and sends an email and/or text message to the customer. Before handing over the vehicle to the customer, we perform checks on the customer’s driver’s license, identity card and credit card information. We only accept credit card payments for our car rental services and can trace the credit records of our car rental customers for risk management purposes. As of December 31, 2017, over 2.2 million registered members had used our car rental services. Approximately 68%, 66% and 66% of our short-term car rental transactions in 2015, 2016 and 2017, respectively, were generated from customers that used our services more than once.

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

In April 2017, we launched car sharing business initiative in Shanghai and Guangzhou. Car sharing business provides time sharing car rentals, with free floating to customers and a fully automated rental and payment process. Car sharing fee is calculated based on both rental time and driving distance by customers. Our car sharing business is currently at a very early and small-scale stage and only complementary to our car rental business.

Car services

We provide chauffeured car services primarily to corporate and institutional clients. Our car services include routine services such as airport pickup and drop-off, inter-office transfers and other business transportation needs, as well as event-driven activities such as conventions, promotional tours and special events. We generally enter into long-term framework agreements with our corporate and institutional clients pursuant to which our vehicles and chauffeur services are provided by different subsidiaries. In 2017, we derived approximately 19.8% of net revenues from our car services operations.

As of December 31, 2017, car services were offered by us and our contracted service providers in 200 cities across China, with a focus on first-tier cities including Beijing, Shanghai, Guangzhou and Shenzhen. To accommodate occasional demands from some corporate and institutional clients, we retain contracted service providers to provide car services to our clients in cities where we currently do not provide such services or the demand for such services exceeds our existing capacity. During the peak time of our car services, we also deploy vehicles from our car rental fleet for cross-usage to meet the needs of our corporate and institutional clients.

As of December 31, 2017, our car services fleet consisted of 2,845 vehicles, which included a higher percentage of premium vehicle models compared to our car rental fleet, and we had 3,211well-trained drivers. Our sizable car services fleet and our flexibility to cross-use our car rental fleet for car services enable us to serve the diverse needs of corporate and institutional clients for a large number of chauffeured vehicles. Leveraging our established service network, infrastructure and technology platform, we believe we are well- positioned to capture and address the evolving demands for car services.

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

Our sizable fleet, broad geographic coverage and well-trained drivers enable us to provide tailored services to meet our corporate and institutional clients’ needs. As of December 31, 2017, we had over 41,000 corporate and institutional clients that used our car services. Our corporate accounts include many Global Fortune 500 companies in China. No single corporate or institutional client accounted for more than 5% of our net revenues in 2015, 2016 or 2017, respectively.

We determine the rates for our car services based on a number of factors, including vehicle model, service type, length of rental period, time and location of pickup and drop-off, and prevailing prices. Our management reviews these rates on a regular basis. Our framework agreements with our corporate and institutional clients provide for predetermined price ranges and, as a result, our rates for car services are generally more stable.

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

Our nationwide service network

Customers of our car rental services can pick up cars at any of our service locations in China after they make reservations through our website, mobile application or other channels. As of December 31, 2017, our car rental services were offered in 303 cities, 415 train stations and 119 airports in China through an extensive network of 4,463directly operated service locations, which included 449 stores and 4,014pick-up points. As of December 31, 2017, car services were offered by us and our contracted service providers in 200 cities across China, with a focus on first-tier cities including Beijing, Shanghai, Guangzhou and Shenzhen. Our extensive network enables us to consistently provide quality service nationwide and offer flexibility and convenience to our customers.

The following map and table set forth the geographic locations where we operated our car rentals and car services as of December 31, 2017:

	Car rentals			Car services
Cities or provinces	Cities	Stores	Pick-up points	Cities (1)
Key cities and provinces
Shanghai	1	47	237	1
Jiangsu	19	43	507	20
Guangdong (excluding Guangzhou and Shenzhen)	22	43	258	17
Shenzhen	1	29	85	1
Guangzhou	1	28	230	1
Zhejiang	13	28	117	11
Beijing	1	16	104	1
Other cities and provinces
Sichuan	23	18	489	8
Shandong	17	17	217	14
Hunan	16	13	182	14
Fujian	11	12	41	5
Hubei	15	12	109	16
Liaoning	11	11	118	4
Hebei	9	11	88	7
Anhui	13	10	39	7
Henan	14	10	41	13
Yunnan	14	10	42	3
Chongqing	1	9	126	1
Guangxi	12	8	74	6
Hainan	13	8	108	5
Tianjin	1	8	62	1
Jiangxi	12	7	191	9
Shaanxi	9	7	58	8
Shanxi	9	7	57	5
Gansu	6	6	31	2
Heilongjiang	7	6	101	3
Inner Mongolia	9	6	24	4
Guizhou	8	5	25	4
Jilin	6	5	77	2
Ningxia	1	3	26	2
Qinghai	2	3	135	2
Xinjiang	4	2	14	2
Xizang	2	1	1	1
		47
Total	303	449	4,014	200

(1) Include cities where car services are provided by our contracted service providers.

Marketing and promotion

We believe that our leading position is in large part due to our strong brand recognition. We position our brand to be associated with convenience, reliability, innovation and satisfaction. We promote our business primarily through our principal website, www.1hai.cn. Furthermore, we believe we were the first car services provider in China to introduce mobile applications to make reservations in 2011. In addition to our website and mobile applications, our sales and marketing strategies utilize many other channels, such as third party websites and mobile applications, word-of-mouth referrals, keyword search, outdoor advertising, local sponsorships, public relations and digital and social media. As of December 31, 2017, our marketing staff consisted of 35 employees, primarily based in our Shanghai headquarters.

Car rentals

As of December 31, 2017, we had over 2.2 million registered members that used our car rental services. As mobile social media applications gain popularity, we shifted the focus of our marketing activities from traditional ways to social networking platforms such as Tencent WeChat, a popular mobile instant messaging application, and Weibo, a popular microblog platform website similar to Twitter. Our employees regularly follow the messages on these social media platforms to gain customer insights to improve the quality of our services. Our website also offers a customer sharing and discussion platform. “eHi Club”, our online club where our registered customers, mostly driving and travel enthusiasts, can organize group excursions, has been very helpful in increasing the stickiness of our existing customers.

In 2017, approximately 13% and 81% of our car rentals were derived from reservations made through website and mobile applications, respectively. In particular, the total number of our mobile application downloads increased from over 3.2 million in 2015 to over 18.4 million in 2016 and further to over 31.7 million in 2017. Aside from the social networking platforms and mobile applications, our quality of service also played an important role in our brand promotion. Based on our internal survey and feedbacks from our car rental service customers, word-of-mouth referrals have become important channels for attracting new customers. In addition, to fully utilize our cross-selling opportunities, we have entered into promotion contracts with some of our corporate and institutional clients, pursuant to which we provide discounts on car rentals, test drive of specified car models or other add-on services and benefits to their employees or designated participants, which incentivizes them to use our services and further expands our customer base.

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

In December 2016, we entered into a multiyear marketing partnership with the NBA China and an endorsement agreement with NBA star Stephen Curry, which made the NBA China our official marketing partner and Stephen Curry our brand ambassador. We expect to promote our car rental services featuring our NBA China and Stephen Curry connections through various channels, such as placing virtual logo and advertisements during NBA games when they are broadcasted on China Central Television and Tencent Video.

Car services

We provide car services mainly to corporate and institutional clients that entered into long-term framework agreements with us. As such, we have a dedicated corporate sales team targeting corporate and institutional clients across various industries. As of December 31, 2017, our corporate sales team included 152 sales persons across China.

For our car services, we have focused on creating a unique brand positioning and conveying our core values to our corporate and institutional clients through advertising and sponsorship activities, such as commercial fairs, business magazines and newspapers, as well as sales force coverage. In addition, we further strengthen our service quality and enhance brand recognition by providing tailored services according to specific corporate and institutional client’s needs, such as safety, equipment or procedural requirements. As of December 31, 2017, we had over 41,000 corporate and institutional clients that used our car services. We analyze our current and potential clients’ available data in our centralized database and design a unique, integrated corporate vehicle services plan for each client, which helps differentiate us from our competitors.

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

Ctrip

Ctrip is a dominant player in the online travel agency business and a well-known travel brand in China. We believe that there are significant synergies for Ctrip and us to cooperate and offer more competitive travel products to individual customers as well as corporate and institutional clients in China. We are the designated and preferred business partner of Ctrip in providing car rental services. Ctrip has integrated access to our car rental reservation system on its website and mobile applications since May 2012 and June 2014 respectively. In addition, in December 2014, we started to expand and promote our chauffeured car services to business-to-consumer model through Ctrip’s website, mobile applications and offline channels. While we maintain cooperation with Ctrip in various aspects, we have not entered into any written partnership agreement with Ctrip.

Others

In April 2016 and February 2017, we entered into memorandums of understanding to establish a strategic cooperation with SAIC Motor Corporation Limited, or SAIC, a leading automobile manufacturer listed on China’s A-share market, and China Yongda Automobiles Services Holdings Limited, or Yongda Auto, a leading passenger vehicle retailer and comprehensive services provider listed on the Hong Kong Stock Exchange, respectively. We expect that these memorandums of understanding will enable us to cooperate closely with automobile manufacturers and retailers in various areas such as vehicle procurement and used car sales.

We currently cooperate with other leading e-commerce platforms and online travel agencies in China, as well as offline travel service providers and professional association, to promote our services. Our strategic partners include, among others, Alipay, Tuniu Corporation, Ctrip and Tongcheng.

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

In January 2016, we entered into agreements with Shanghai Chenghuan Car Rental Company Limited, or Shanghai Chenghuan, pursuant to which we agreed to extend, through entrusted bank loans, an aggregate amount of RMB50 million to Shanghai Chenghuan. Shanghai Chenghuan is a middle-to-high-end car rentals and car services provider in the local market, and is an independent third party. Shanghai Chenghuan’s shareholders and affiliated companies provided certain security interests. The entrusted bank loans shall have a term of one year and bear an interest rate of 7.75% per annum. Pursuant to these agreements, in January 2016, through entrusted bank loan arrangements we facilitated RMB50 million in credit to Shanghaia Chenghuan with an initial one-year term, which was extended to a two-year term. As of the date of this annual report, the entire principal amount of the loan has been repaid by the borrower in full.

In September 2017, we signed a Memorandum of Understanding with Volkswagen Group China (“Volkswagen”) to jointly explore luxury mobility-on-demand services in China. We believe such cooperation will leverage innovative technologies, rapidly developing mobile Internet and car connectivity to provide luxury mobile services to Chinese consumers. Entirely new on-demand services will satisfy diverse needs, and make luxury mobility more convenient and accessible.

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

The primary components of our technology platform include the following:

•	Online and mobile reservation system. Our online and mobile reservation system allows our customers to reserve vehicles through our website, mobile applications and various other reservation channels such as our call center or local stores, by email, text message and instant messengers, or through our sales channel partners. We have designed our website as a reliable, secure, user-friendly and convenient online reservation platform for our customers. We introduced mobile applications to make reservations in 2011 and believe we were the first car rental service provider in China to do so. The total number of our mobile application downloads increased from over 3.2 million in 2015 to over 18.4 million in 2016 and further to over 31.7 million in 2017. In 2017, approximately 13% and 81% of our car rental services were derived from reservations made through website and mobile applications, respectively. Once our customers book our services online, they have around-the-clock access to the complete, real-time inventory of our fleet through our nationwide service network. Because all of our reservation and customer service data is fed back into our centralized databases on a real-time basis, we are able to track and analyze aggregated customer usage data to better allocate vehicles among different locations for the convenience of our customers.

•	Fleet management system. Our fleet management system manages and monitors our widely dispersed fleet, which comprised 64,946 vehicles as of December 31, 2017, with a comprehensive suite of tools focused on real time vehicle tracking, vehicle repair and maintenance, mileage and fuel consumption, insurance and dispatch. Each of our vehicles is equipped with a control unit, including a mobile data device, geographic positioning information system, wireless antennae and vehicle interface modules. This hardware system allows us to monitor our vehicles from our data centers on a real-time basis, provides us with a comprehensive set of fleet management data that is stored in our centralized databases, and improves fleet management efficiency and customer service quality.

•	Dynamic pricing mechanism. We have adopted a dynamic pricing mechanism to determine our rental rates. Our rental rates are automatically adjusted by our proprietary technology platform, which determines a specific vehicle model’s rental rate based on its purchase price, taking into consideration other variables, such as pickup/drop-off time and location, the availability of our vehicles during such period at such location, prevailing prices, demand of that specific vehicle model, and the length of rental period. Our management reviews our rental rates on a regular basis.

•	Service location management system. Our service location management system manages our reservations, inventory level and accounting functions at each of our stores. This system also monitors the key operating metrics and other operating data of each service location on a real-time basis.

•	Data analysis and operational metrics system. Our data analysis and operational metrics system enables us to conduct a thorough analysis of the vast amount of data received from our daily operations, including utilization rate, mileage, length of rental period, time interval from reservation to pick-up, and maintenance requirements of each of our vehicles. Through this system, we are able to efficiently adjust our operational strategies and policies to be in line with the availability of our vehicles and market demand as the quantitative analysis serve as key assessment instrument for management’s strategic decisions.

•	Payment and financial system. Our integrated payment and financial system enables our customers to recharge their accounts online and to make payments from their accounts. This system gives us real-time access to customer payment information, thereby improving the accuracy and efficiency of our financial reporting and allowing greater flexibility to scale our operations efficiently. Our financial system software also allows us to provide detailed and itemized bills for our corporate and institutional clients to accommodate their various internal financial reporting requirements.

•	Customer relationship management system. Our customer relationship management system improves our overall customer experience and manages our interactions with customers. This system enables us to track our customers’ rental history and preferences and conduct big data analysis, thereby allowing us to selectively offer tailored rental packages and other targeted marketing efforts.

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

Vehicle acquisition

As of December 31, 2017, our total period-end fleet size was 64,946 vehicles. We have a wide variety of vehicles, which include over 300 models primarily from major automobile manufacturers such as Volkswagen, SAIC Motor, Peugeot, Hyundai and General Motors. As of December 31, 2017, approximately 30%, 15%, 13%, 13% and 7% of our vehicles were acquired from these major brands, respectively. We take into account customer preferences in fleet acquisition as we observed that customers in China are generally more sensitive to vehicle models compared to western customers. We also select vehicle models that have a liquid secondary market and seek to control fleet size of each vehicle model, thereby mitigating the pricing impact when we retire such vehicle model. In addition, in anticipation of the growing environmental awareness in Chinese market, we were the first car service provider in China to add alternative energy vehicles to our fleet to capitalize on a growing demand for such vehicles. The acquisition decision is made based on disciplined and systematic analysis, assisted by our proprietary demand forecast model and database. In addition, leveraging our large fleet size and procurement needs, we are able to directly negotiate with vehicle manufacturers and benefit from economies of scale through our centralized vehicle procurement. We also maintain good relationships with car dealers as an alternative channel for our vehicle procurement. As China’s car dealers tapped into used car sales market, in late 2014, we started to have some program car arrangements with car dealers, and in some cases with used car sales brokers and online platforms. Program cars refer to vehicles of which disposal price and holding period have been predetermined and fixed by agreements. Pursuant to program car agreements, we have the option to sell, and car dealers have the obligation to repurchase, or in some cases, used car sales brokers/online platforms have the obligation to purchase, our vehicles at a specified repurchase price and after a specified holding period (typically 12 to 24 months), subject to certain vehicle condition, mileage and holding period requirements. In 2015, 2016 and 2017, approximately 29%, 49% and 60% of the respective period-end fleet size were subject to such program car arrangements. The percentage of our newly purchased vehicles subject to such program car arrangements in future periods depends on a number of factors, including our expectations for future used car prices, our seasonal needs and the availability and attractiveness of car dealers’ program car arrangements.

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

Repair and maintenance

As of December 31, 2017, we maintained 29 in-house vehicle repair and maintenance centers in 19 major cities in China, such as Shanghai and Beijing, which provide basic routine repair and maintenance functions for our local fleet. As of December 31, 2017, our repair and maintenance team consisted of 552 employees. We also engage qualified third-party contractors to perform major repair functions in other cities where we do not have such in-house centers. We expect to open additional in-house vehicle repair and maintenance centers in cities where our management determines that the size of our local fleet has justified the costs of such an in- house center. We expect such additional centers to bring benefits of economies of scale as we continue to expand our fleet size and geographical footprint.

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

As we provide comprehensive service offerings, we compete with different market participants in different market sectors at different levels. For car rentals, we compete with both national and regional players, such as Shenzhou, Didi and Shouqi. For business-to-business car services, we primarily compete with Avis China and Yongda. In late 2014, we started to expand our car services to a business-to-consumer model, primarily through Ctrip’s website, mobile applications and offline channels. Although it is only complementary to our business-to-business oriented car services, we may face competition from business-to-consumer car services providers such as Didi, UCAR (an affiliate company of Shenzhou), Yidao and Shouqi, all of which are GPS-based mobile taxi and car hailing service providers. In April 2017, we launched car sharing business initiative in Shanghai and Guangzhou. However, our car sharing business may compete with other national and regional car sharing players, such as EVCARD (operated by Shanghai International Automobile City EV Operation and Service Co., Ltd.), Car2Go (operated by Daimler Mobility Services), GoFun (operated by Shouqi) and ToGo (operated by Beijing Tuge Technology Co., Ltd.).

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

Intellectual Property and Trademark

We believe our proprietary technology platform is critical to our business in China. As of December 31, 2017, we registered 30 software copyright in China.

We believe brand recognition is key to our success. As of December 31, 2017, we registered 321 trademarks, of which 302 trademarks were registered in the PRC and 19 trademarks were registered in other countries. Our registered trademarks include “eHi Car Rental” and , , and other trademarks in connection with our brand name “eHi” and associated logos that we use or plan to use to market our services or to prevent others from competing with us by using similar logos. In addition, as of December 31, 2017, we registered 219 domain names in connection with our brand name to prevent any dilution of our brand name.

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

Regulations on foreign investment in rental industry

According to the Category of Industry Guideline for Foreign Investment promulgated by MOFCOM and the NDRC, which was revised in 2007, 2011, 2015 and 2017, respectively, foreign investment in general rental business is permitted. The Administration Measures on Foreign Investment in Rental Industry that was promulgated by MOFCOM on February 3, 2005 and subsequently amended on October 28, 2015 by MOFCOM applies to foreign-invested enterprises that operate general rental or leasing businesses in China, including car rental businesses. Under this regulation, foreign investors of a foreign-invested enterprise operating car rental or financial leasing business shall have total assets of not less than US$5 million and the foreign invested rental company shall follow the general requirements of PRC Company Law and obtain approval from MOFCOM or its relevant local counterparts for its incorporation. According to this regulation, a foreign-invested rental company are subject to the following requirements: (i) its registered capital shall comply with the relevant provisions of the PRC Company Law; (ii) it shall comply with the relevant provisions concerning the registered capital and the total amount of investment of a foreign-invested enterprise; and (iii) the duration of operation of a foreign-invested rental company in the form of limited liability company shall generally not exceed 30 years. A foreign-invested financing leasing company shall meet the following requirements: (i) its registered capital shall be no less than US$10 million; (ii) the duration of operation of a foreign-invested financing leasing company in the form of limited liability company shall generally not exceed 30 years; and (iii) it shall have appropriate professionals and its senior management personnel shall have appropriate professional qualification with at least three years of experience in the sector.

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

The Road Transportation Regulation promulgated by the State Council in 2004, amended in 2012 and 2016, regulates road transportation businesses (including road passenger transportation business and road freight transportation business) and other business operations related to road transportation (including operations of transportation terminals (sites), vehicle maintenance and repair businesses and training of drivers). According to the Administrative Provisions for Foreign Investment in the Road Transport Industry promulgated by MOFCOM and MOT in 2001 and amended in 2014, foreign investors are generally prohibited from holding more than 49% of the equity interest in PRC entities engaged in road passenger transportation business. Neither the Road Transport Regulation nor the Administrative Provisions for Foreign Investment in the Road Transportation Industry, however, include any provisions relating to car rental businesses.

The Administrative Rules on Urban Taxis promulgated by the Ministry of Construction and the MPS, which became effective in 1998, regulates the planning, operations, administration and services related to urban taxis, which was abolished in March 2016. MOT promulgated the Administrative Regulations on Operation and Services of Cruise Taxis in September 2014, which became effective on January 1, 2015 and amended in August, 2016. According to such regulations, the term “cruise taxis operating service” refers to operating activities that provide passenger transport services at the direction of the passengers and charge fees according to travel mileage and travel time by means of seven-under seats car with identifications sprayed and installed as a taxi and driving services, which tour and pick up customers on the roads.

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

•	Some provinces and cities do not have any specific local rules regulating car rental services.

•	Some local authorities promulgated local rules specifically regulating the car rental businesses. For example, the relevant local authority of Beijing promulgated specific local rules for car rental operations in Beijing including a notice issued on August 12, 2014. Car rental service providers in Beijing are required to make filings with the local transportation authority before they may commence their car rental businesses and make subsequent filings with the authority for any changes in the number of vehicles for rental and other relevant operational conditions and car rental service providers are strictly prohibited from facilitating to illegal operators. Beijing eHi Car Rental Co., Ltd. and the Beijing branch of eHi Rental duly completed their filings with the local authority in Beijing on December 15, 2010 and renewed their filing certificate on June 19, 2014 and July 25, 2017 respectively. The filing certificate is valid until July 24, 2020.

•	Although the Road Transportation Regulation does not include any provisions relating to car rental businesses, the local road transportation rules of certain provinces and cities, such as Shandong, Sichuan and Hubei and Suzhou require car rental service providers to obtain road transportation licenses from local authorities or make filing with local authorities covering their car rental businesses.

•	In some provinces and cities, local rules regulating taxi businesses also partially cover car rental operations, which may impose different requirements on car rental service providers from taxi service providers. For example, according to Shanghai Municipal Administrative Rules on Taxis, car rental service providers in Shanghai are required to obtain car rental licenses, which are different from taxi operation licenses, from the local transportation authority before commencing car rental businesses. eHi Rental obtained such a license on April 15, 2009 and renewed such license on December 15, 2014 and December 22, 2017 respectively. The license is valid until December 31, 2020. Under the local rule in Shanghai, the total number of vehicles for rental, parking space, service locations and networks of car rental service providers are subject to the overall planning of the municipal government.

•	Some local authorities promulgated local rules, such as those in Beijing, Guangdong Province, Hubei Province, Chongqing, Xi’an and Kunming to require that the owner of a rental vehicle must be the same person operating the rental services.

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

The Road Transportation Regulation requires an operator of road passenger transportation businesses to have appropriate vehicles, qualified drivers, sound safety systems and obtain a road transportation operation license covering passenger transportation. The 2011 MOT Notice provides that a car rental enterprise must obtain appropriate approval before it may conduct road passenger transportation business. However, neither the Road Transportation Regulation nor the 2011 MOT Notice defines the term “road passenger transportation business.” According to the Administrative Rules on Road Passenger Transportation and Passenger Transportation Terminals promulgated by MOT in 2005 and last amended in 2016, the term “road passenger transportation services” refers to public bus services, chartered bus services and travel bus services, which means transportation services provided to unspecified passengers on fixed routes at fixed rate and stops or to chartered groups of passengers or to tourists from or to a tourist attraction. We do not provide public bus services, chartered bus services or travel bus services. In particular, our car rental services are not provided to any unspecified passengers. Therefore, we do not deem any of our operating subsidiaries as a “road passenger transportation service” provider. According to the Administrative Regulations on Operation and Services of Taxis, “taxis operating service” refers to operating activities that provide passenger transport services at the direction of the passengers and charge fees according to travel mileage and travel time by means of seven-under seats car with identifications sprayed and installed as a taxi and driving services, which tour and pick up customers on the roads. According to such regulations, an enterprise engaged in taxi services is required to obtain a taxi operation license and meet other relevant requirements. Our chauffeured car services, which may include driving services under certain circumstances, charge clients based on a number of factors, such as vehicle model, the type of services, the length of rental period, the specific time and location of pick-up and drop-off and price competition. Therefore, we do not believe any of our operating subsidiaries is a taxi service provider.

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

According to Administrative Rules on Motor Vehicle Repair promulgated on June 24, 2005, amended on August 8, 2015 and April 19, 2016 by the MOT, anyone that applies to engage in operation of motor vehicle repair services shall have (i) an appropriate site for motor vehicle repair; (ii) necessary equipment and facilities; (iii) necessary technical personnel; (iv) a sound system for management of motor vehicle repair; and (v) necessary environmental protection measures.

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

In addition, some cities in China such as Beijing, Shanghai, Shijiazhuang, Nanjing, Wuhan, Harbin, Nanchang, Chengdu, Guiyang, Hangzhou, Changchun, Lanzhou, Guangzhou and Tianjin also have promulgated regulations or rules to prohibit vehicles with certain license plate from driving on road. For instance, in Beijing vehicles with restricted tail number of license plates are not allowed to drive within five rings road (excluding the fifth ring road) during 7:00 am to 20:00 pm each workday, and the vehicles with non-Beijing license plates shall also be subject to such restrictions. In Shanghai vehicles bearing non-Shanghai license plates are not allowed on certain roads during specified rush hours on workdays.

Regulations on online car hailing businesses

In July 2016, MOT, together with other six governmental authorities, issued the Car Hailing Measures. The Car Hailing Measures require online car-hailing platform operators to obtain licenses from governmental authorities, be capable of providing online and offline services and meet certain conditions. The vehicles and drivers shall also meet certain conditions and obtain the online car hailing vehicle licenses and driver licenses respectively issued by the relevant governmental authorities to engage in online car hailing business. Following the Car Hailing Measures, some local governmental authorities in cities of Beijing, Shanghai, Guangzhou, Shenzhen, Hangzhou, Qingdao, Chongqing city governments and many other cities further adopted policies regarding the online car-hailing business operations and services in their administrative regions. In addition to the conditions set out in the Car Hailing Measures, almost all those local governments require that the vehicles engage in online car hailing business operations must be registered in the city administrative regions and meet certain vehicle conditions such as minimum wheel base, installing GPS system and emergency alarm system. Beijing and Shanghai city governments specially require the drivers engage in online car hailing business operations to have the city census register.

In February 2018, MOT issued the Administration Method on Operation of Supervision Information Interactive Platform of Online Car Hailing Business, which provides that relevant urban transportation authorities shall timely log in and transmit relevant licensing information of the online car hailing platform operators, cars and drivers through the supervision information interactive platform.

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

Regulations on Internet content provision service

The Telecommunications Regulations, promulgated by the State Council in 2000, amended in 2014 and 2016, draw a distinction between “basic telecommunication services” and “value-added telecommunication services.” Internet content provision service is a subcategory of value-added telecommunications services. The State Council issued the Administrative Measures on Internet Information Services concurrently with the Telecommunications Regulations in 2000 and subsequently amended it in 2011 to regulate Internet content provision services. According to these measures, commercial Internet content provision service operators must obtain a value-added telecommunication business operating license, or ICP license, from the appropriate telecommunication authorities in order to conduct any commercial Internet content provision operations in China, while non-commercial Internet content provision service operators shall make filings with the appropriate telecommunication authorities before conducting non-commercial internet content provision operations. These measures further stipulate that entities providing Internet content provision services regarding news, publishing, education, medicine, health, pharmaceuticals and medical equipment must procure the approval of the national government authorities responsible for such areas prior to applying for an operating license from the relevant government authorities.

According to the Administrative Rules for Foreign Investments in Telecommunications Enterprises, issued on December 11, 2001 by the State Council and effective as of January 1, 2002, amended on September 10, 2008 and February 6, 2016, a foreign investor is prohibited from owning more than 50% equity interest in a PRC entity providing value-added telecommunications services and the major foreign investor(s) in a foreign invested valued-added telecommunications enterprise is required to be in good standing and have the relevant experience in operating a value-added telecommunications business. On July 13, 2006, the Ministry of Information Industry, or the MIIT publicly released the Notice on Strengthening the Administration of Foreign Investment in Operating Value-added Telecommunications Business, or the MIIT Notice, which reiterates certain provisions under the Administrative Rules for Foreign Investments in Telecommunications Enterprises prohibiting a domestic company that holds an ICP license, from renting, transferring or selling a telecommunications license to foreign investors in any form, or providing any resources, sites or facilities to foreign investors that intend to conduct value-added telecommunication business illegally in China. Trademarks and domain names that are used in the provision of Internet content services must be owned by the ICP license holder.

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

Regulations on information security

The National People’s Congress has enacted legislation that prohibits use of the internet that breaches the public security, disseminates socially destabilizing content or leaks state secrets. Breach of public security includes breach of national security and infringement on legal rights and interests of the state, society or citizens. Socially destabilizing content includes any content that incites defiance or violations of PRC laws or regulations or subversion of the PRC government or its political system, spreads socially disruptive rumors or involves cult activities, superstition, obscenities, pornography, gambling or violence. State secrets are defined broadly to include information concerning PRC national defense, state affairs and other matters as determined by the PRC authorities.

Pursuant to applicable regulations, ICP operators must complete mandatory security filing procedures and regularly update information security and censorship systems for their websites with local public security authorities, and must also report any public dissemination of prohibited content.

On December 27, 2015, the Standing Committee of the National People’s Congress promulgated Anti-Terrorism Law, which took effect on January 1, 2016. According to the Anti-Terrorism Law, telecommunication service operators or internet service providers shall (i) carry out pertinent anti-terrorism publicity and education to society; (ii) provide technical interfaces, decryption and other technical support and assistance for the competent departments to prevent and investigate terrorist activities; (iii) implement network security, information monitoring systems as well as safety and technical prevention measures to avoid the dissemination of terrorism information, delete the terrorism information, immediately halt its dissemination, keep relevant records and report to the competent departments once the terrorism information is discovered; and (iv) examine customer identities before providing services. Any violation of the Anti-Terrorism Law may result in severe penalties, including substantial fines.

In November 2016, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law, which became effective on June 1, 2017. In accordance with the Cyber Security Law, network operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services. Network service providers must take technical and other necessary measures as required by laws, regulations and mandatory requirements to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data.

In addition, the State Secrecy Bureau has issued provisions authorizing the blocking of access to any website it deems to be leaking state secrets or failing to comply with the relevant legislation regarding the protection of state secrets during online information distribution. Specifically, internet companies in China with bulletin boards, chat rooms or similar services must apply for specific approval prior to operating such services. Furthermore, the Provisions on Technological Measures for Internet Security Protection, promulgated by the Ministry of Public Security, require all ICP operators to keep records of certain information about its users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations. The Network Information Protection Decision states that ICP operators must request identity information from users when ICP operators provide information publication services to the users. If ICP operators come across prohibited information, they must immediately cease the transmission of such information, delete the information, keep relevant records, and report to relevant government authorities.

Regulations on registration of branch companies

According to the amended PRC Company Law, which became effective on March 1, 2014 and the amended Administration Regulations of Company Registration, which became effective on March 1, 2016, a company may establish branch companies, which are entities without the status of a legal person and conduct business outside the domicile of the company. Branch companies must be registered at the competent government agency and obtain a business license. The amended Administration Regulations of Company Registration, set forth the detailed formalities on the registration of branch companies.

Our PRC subsidiaries have registered 513 branches and obtained a business license for each of them as of December 31, 2017.

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

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Certain Issues Concerning the Enterprise Income Tax on the Indirect Transfer of Properties by Non-resident Enterprises, or Circular 7, which abolishes certain provisions of Circular 698 and Public Notice 24 and also provides more guidance on a number of issues in Circular 698. Circular 7 stipulates that when a non-resident enterprise transfers the assets (including equity interests) in an overseas holding company, which directly or indirectly owns PRC taxable properties, including shares in a PRC company (or PRC Taxable Assets), for the purposes of avoiding PRC enterprise income taxes through an arrangement without reasonable commercial purpose, such indirect transfer should be reclassified and recognized to be a direct transfer of the assets (including equity interests) of a PRC resident enterprise in accordance with the Enterprise Income Tax Law, unless the overall arrangements relating to an indirect transfer of PRC Taxable Assets fulfill one of the following conditions: (i) where a non-resident enterprise derives income from the indirect transfer of PRC Taxable Assets by acquiring and selling equity interests of a listed overseas company on a public market; and (ii) where the non-resident enterprise had directly held and transferred such PRC Taxable Assets, the income from the transfer of such PRC Taxable Assets would have been exempted from enterprise income tax in the PRC under an applicable tax treaty or arrangement. On October 17, 2017, the State Administration of Taxation, or the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. Pursuant to Circular 7 and SAT Bulletin 37, both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

As Circular 7 and SAT Bulletin 37 were newly implemented, there might be limited precedents regarding the application and enforcement of Circular 7 and SAT Bulletin 37 and other related SAT notices and it remains uncertain whether such exemptions or relevant provisions of Circular 7 and SAT Bulletin 37 will be applicable to the transactions such as our future disposal of subsidiaries, acquisitions of complementary businesses, or restructuring of our organizational structure where non-PRC resident investors and PRC Taxable Assets are involved.

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

Dividend distribution

The principal regulations governing distribution of dividends of a company include the amended Company Law (promulgated on December 28, 2013, effective on March 1, 2014), the amended Wholly Foreign-Owned Enterprise Law (or the WFOE Law, effective on October 31, 2000 and amended on September 3, 2016), and the amended Wholly Foreign-Owned Enterprise Law Implementing Rules (or the Implementing Rules of WFOE Law, effective on March 1, 2014).

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

In order to strengthen the protection of the rights and interests of computer software copyright owners, the State Council promulgated the Regulations on the Protection of Computer Software on December 20, 2001, which became effective on January 1, 2002 and amended it in 2011 and 2013, and the State Bureau of Copyright promulgated the Measures on the Registration of Computer Software Copyright on February 20, 2002, which was subsequently amended by the State Council in 2011. For the software copyrights of legal persons or other organizations, the term of protection for the software copyright is 50 years, ending on December 31 of the fiftieth year after the first publication of the software. The software copyright owner may follow registration procedures with the software registration institution authorized by the State Bureau of Copyright and obtain a Registration Certificate of Software Copyright, which is the prima facie proof of the registered copyright ownership. As of December 31, 2017, our PRC subsidiaries had registered the copyrights of 30 computer software in the PRC, and have obtained all Registration Certificates of Software Copyright.

Trademark

As of December 31, 2017, our PRC subsidiaries had registered 321 trademarks, of which 302 trademarks were registered in the PRC and 19 trademarks were registered in other countries. Registered trademarks are protected under the Trademark Law adopted on August 23, 1982 (effective on March 1, 1983) and amended on February 22, 1993 (effective on July 1, 1993), October 27, 2001 (effective on December 1, 2001) and August 30, 2013 (effective on May 1, 2014), the Trademark Office of the State Administration of Industry and Commerce (or the Trademark Office) is responsible for the registration and administration of trademarks throughout China and grants a term of ten years to registered trademarks. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark that has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark shall not prejudice the existing right of others obtained by priority, nor shall any person register in advance a trademark that has already been used by another person and has already gained “sufficient degree of reputation” through that person’s use. After receiving an application, the Trademark Office will make a public announcement if the relevant trademark passes the preliminary examination. Within three months after such public announcement, any person may file an opposition against a trademark that has passed a preliminary examination. The Trademark Office’s decisions on rejection, opposition or cancellation of an application may be appealed to the Trademark Review and Adjudication Board, whose decision may be further appealed through judicial proceedings.

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

Domain name

As of December 31, 2017, our PRC subsidiaries had registered 219 domain names. On November 5, 2004, the Ministry of Industry and Information Technology promulgated the Measures for Administration of Domain Names for the Chinese Internet (or the Domain Name Measures, effective on December 20, 2004 and amended on August 16, 2017). The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “cn”. On May 29, 2012, the China Internet Network Information Center, or the CNNIC, issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names (effective on the promulgation date). On June 28, 2012, the CNNIC issued the Measures on Domain Name Disputes Resolution (effective on the promulgation date and amended on September 1, 2014), pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes.

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

In August, 2016, we entered into a US$150 million in principal amount syndicated bank facility, or the 2016 Facility. The 2016 Facility was offered by our Cayman holding company, and our existing and future-established offshore subsidiaries are required to jointly and several guarantee the facility, subject to certain exceptions. The 2016 Facility has been repaid in full in August 2017.

In August 2017, we completed an offering of US$400 million in aggregate principal amount of senior unsecured notes due 2022. The 2022 Senior Notes were offered by our Cayman holding company, and all of our offshore subsidiaries jointly and severally provided guarantees.

In January 2018, the board of directors of our company received a preliminary non-binding proposal letter dated January 1, 2018 from affiliates of MBK and Mr. Ray RuiPing Zhang, our chairman and chief executive officer, and his affiliates, that proposes a “going-private” transaction for US$13.35 in cash per ADS of our company, or US$6.675 in cash per common share. Our board of directors has formed a special committee of independent directors to evaluate the proposal and no decisions have been made by our board nor the special committee with respect to our response to the proposal.

The following diagram illustrates our principal corporate structure as of the date of this Form 20-F :

(1) eHi Information is a variable interest entity incorporated in China and is 50% owned by Mr. Hongtao Han and 50% owned by Mr. Chun Xie. We effectively control eHi Information through contractual arrangements.

(2) eHi Car Sharing is a variable interest entity incorporated in China and is 70% owned by Mr. Dalu Jiang and 30% owned by Mr. Chengzhu Wang. We effectively control eHi Car Sharing through contractual arrangements.

D.	Property, Plant and Equipment

Our corporate headquarters are located in Shanghai, China, where we own a gross floor area of approximately 4,482 square meters and lease an aggregate gross floor area of approximately 2,319 square meters for our general administration. Specifically, in 2017, we acquired an office space in Shanghai with a gross floor area of approximately 2,241 square meters.

As of December 31, 2017, we directly operated a total of 4,463 service locations in 303 cities across China. Our lease agreements for office space of our stores generally have a term of one to three years. All of our service locations have a standardized design, appearance, decoration, color scheme and display. We select locations for our stores and pick-up points based on criteria including convenient access to transportation hubs, major office buildings, shopping centers or universities, which we believe have more potential for sustainable and increasing demand for our services.

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

Our one-stop comprehensive services include the following:

•	Car rentals. We provide self-drive car rental services to both individual customers as well as corporate and institutional clients to meet their travel, leisure, business and ground transportation needs. Our short-term car rentals have a term of less than one year and are primarily provided to individual customers on an hourly, daily, weekly or monthly basis. Our long-term car rentals have a term of one year or longer and are primarily provided to corporate and institutional clients. As of December 31, 2017, our car rental fleet included 62,101 vehicles of over 300 models primarily from major automobile manufacturers. In 2017, we derived approximately 80.2% of our net revenues from car rentals.

•	Car services. We provide chauffeured car services primarily to corporate and institutional clients, including many Fortune 500 companies in China. Our car services include routine services such as airport pickup and drop-off, inter-office transfers and other business transportation needs, as well as event-driven activities such as conventions, promotional tours and special events. We generally enter into long-term framework agreements with our corporate and institutional clients pursuant to which our vehicles and chauffeur services are provided by different subsidiaries. With 2,845 vehicles and 3,211 drivers as of December 31, 2017, our car services were offered by us and our contracted service providers in 200 cities across China, with a focus on first-tier cities including Beijing, Shanghai, Guangzhou and Shenzhen. In 2017, we derived approximately 19.8% of our net revenues from car services.

Factors Affecting Our Results of Operations

We believe that the most significant macro-level factors affecting our results of operations include:

•	health of the global economy and the growth and development of China’s economy;

•	overall growth of China’s car services industry;

•	automobile ownership penetration rate and the number of driver license holders in China;

•	increasing demand for leisure travel and shift in lifestyle in China towards driving as a preferred means of travel;

•	growth of transportation infrastructure in China; and

•	governmental regulations and measures relating to vehicle purchase, ownership and usage and tax policies.

Our results of operations in any given period are more directly affected by company specific factors, including:

•	Fleet utilization. Our ability to effectively utilize our fleet will have a material effect on our results of operations. We view our entire vehicle fleet as one pool of assets that are cross-utilizable, and we re-deploy our fleet to complement different demand cycles. Factors affecting the utilization of our fleet include, among others, our fleet size, the demand for our services, our pricing, our customer experience, the effective management of our operations through our proprietary technology platform, and the competitive landscape of car services market in China. In 2015, 2016 and 2017, the fleet utilization rate of our car rental fleet was 71.4%, 72.4% and 72.2%, respectively.

•	Fleet size and geographic coverage. Expansion of our fleet size and geographic coverage is essential to the growth of our business. We had grown our total fleet size from 38,070 vehicles as of December 31, 2015 to 56,916 vehicles as of December 31, 2016 and further to 64,946 vehicles as of December 31, 2017, and expanded our geographic coverage from 151 cities as of December 31, 2015 to 216 cities as of December 31, 2016 and further to 303 cities as of December 31, 2017. We intend to continue to expand our total fleet size, further penetrate our existing markets, and extend our services to selected new cities which have strong growth potential and are close to our existing markets, transportation hubs or tourist spots. Our business and results of operations will depend significantly on our ability to expand fleet size and geographic coverage in a timely manner.

•	Pricing. We have adopted a dynamic pricing mechanism to determine our rental rates for car rentals. This mechanism determines a specific vehicle model’s rental rate based on its purchase price taking into consideration other variables such as pickup/drop-off time and location, the availability of our vehicles during such period at the location, prevailing market prices, demand for such vehicle model and the length of rental period. Operating expenses such as store expenses and other executory costs are not significant considerations in determining our car rental rates. Our management reviews our rental rates for car rentals on a regular basis.

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

•	Finance costs. We use banks and third-party financing companies to finance the procurement of a portion of our fleet. Also, in 2015 we closed a US$200 million note offering and in August 2016 entered into a US$150 million syndicated loan facility which was early repaid in August 2017 and in August 2017 we closed a US$400 million note offering, to fund our fleet procurement activities, refinance existing debt and provides capital for general corporate purposes. Given our large fleet size and procurement needs, our operating results could be materially impacted by any failure to obtain proper financing sources or to properly manage related finance costs.

•	Vehicle acquisition and disposition and our ability to control operating expenses. Vehicle purchases have historically accounted for, and are expected to continue to account for, most of our capital expenditures. To provide our customers with vehicles in good condition, we typically hold vehicles in our fleet for three to four years, except for program cars which typically have a holding period of 12 to 24 months. The difference between the disposal price of a used vehicle and the residual book value of such vehicle is recorded as a gain or loss under our depreciation expenses. Therefore, our ability to dispose of retired vehicles at optimal prices will have a material effect on our results of operations.

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

The following tables set forth our key operating metrics as of the dates and for the periods indicated:

Period-end fleet size(1) (2)

	As of December 31,
	2015 (2)	2016(2)	2017
Car rentals	35,647	53,658	62,101
Car services	2,423	3,258	2,845
Total	38,070	56,916	64,946

(1) “Period-end fleet size” refers to the aggregate number of vehicles in our car rentals and car services fleets as of the last day of a given period to which we hold legal title, including vehicles that we have written off in accordance with our accounting policy and vehicles that are currently missing but have not been written off.

(2) In 2015, we adopted a revised definition of “Period-end fleet size”, which refers to the aggregate number of vehicles in our car rentals and car services fleets as of the last day of a given period which we hold legal title to and also reflect in our balance sheet, including vehicles that are currently missing but have not been written off. The period-end fleet size as of December 31, 2015 excluded 151 vehicles which we had written off from our balance sheet as of December 31, 2015, and the period-end fleet size as of December 31, 2016 excluded 162 vehicles which we had written off from our balance sheet as of December 31, 2016, and the period-end fleet size as of December 31, 2017 excluded 183 vehicles which we had written off from our balance sheet as of December 31, 2017, in accordance with our accounting policy.

Car rentals and car services

	For the Years Ended
	December 31,
	2015	2016	2017
Average available fleet size(1)	26,460	38,944	47,999
RevPAC (RMB)(2)	150	148	156

Car rentals

	For the Years Ended December 31,
	2015	2016	2017
Average available fleet size(1)	24,573	36,455	45,031
RevPAC (RMB)(2)	123	125	134
Fleet utilization rate (%)(3)	71.4	72.4	72.2
Average daily rental rate (RMB)(4)	172	173	185

Car services

	For the Years Ended December 31,
	2015	2016	2017
Average available fleet size(1)	1,887	2,489	2,968
RevPAC (RMB)(2)	508	490	501

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

	For the Year Ended December 31,
	2015		2016		2017
		% of Net		% of Net			% of Net
	RMB	Revenues	RMB	Revenues	RMB	US$	Revenues
	(in thousands, except percentages)
Car rentals	1,100,579	75.9%	1,663,546	78.9%	2,196,456	337,589	80.2%
Car services	350,051	24.1	445,398	21.1	543,066	83,468	19.8
Total net revenues	1,450,630	100.0%	2,108,944	100.0%	2,739,522	421,057	100.0%

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

Cost of revenues

The principal components of our cost of revenues include vehicle-related depreciation, payroll-related expenses, vehicle insurance expenses, vehicle repair and maintenance expenses, car rental expenses, fuel expenses as well as store expenses. The following table sets forth the components of our cost of revenues for the periods indicated:

	For the Years Ended December 31,
	2015		2016		2017
	RMB	% of Net Revenues	RMB	% of Net Revenues	RMB	US$	% of Net Revenues
	(in thousands, except percentages)
Net revenues	1,450,630	100.0%	2,108,944	100.0%	2,739,522	421,057	100.0%
Cost of revenues:
Vehicle-related depreciation	457,479	31.5	653,347	31.0	732,867	112,640	26.8
Payroll-related expenses	252,015	17.4	361,630	17.1	472,334	72,596	17.2
Vehicle insurance expenses	116,491	8.0	113,490	5.4	160,236	24,628	5.8
Fuel expenses	70,019	4.8	94,508	4.5	98,877	15,197	3.6
Store expenses	76,041	5.2	102,330	4.9	144,706	22,241	5.3
Vehicle repair and maintenance expenses	64,126	4.4	77,843	3.7	122,726	18,863	4.5
Car rental expenses	44,274	3.1	42,405	2.0	56,212	8,640	2.1
Others	57,533	4.0	69,728	3.3	92,390	14,200	3.4
Total cost of revenues	1,137,978	78.4%	1,515,281	71.9%	1,880,349	289,004	68.6%

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

Payroll-related expenses. Our payroll-related expenses primarily consist of salaries, social insurance and welfare benefits of our employees directly involved in vehicle operations. Our full-time employees who were directly involved in vehicle operations and services increased from 3,901 as of December 31, 2015 to 4,858 as of December 31, 2016, including 2,735 drivers, and further to 5,849 as of December 31, 2017, including 3,211 drivers. We expect the number of our employees to continue to increase along with the expansion of our operations. As overall wages in China continue to increase, we expect our labor costs to continue to rise in the foreseeable future. We seek to maintain compensation levels in accordance with prevailing trends in our industry.

Vehicle insurance expenses. We purchase motor vehicle damage insurance, third-party liability insurance, compulsory traffic accident insurance, passenger injury insurance, and other insurance coverage that our management considers adequate to protect our assets and operations under different situations. If we have a low accident rate of our fleet, we may benefit from the “no-claim discount” and enjoy lower insurance premiums when purchasing relevant insurance for our fleet. Our fleet size increased from 56,916 as of December 31, 2016 to 64,946 as of December 31, 2017. As our fleet size increases, we expect these expenses to increase.

Fuel expenses. We bear the fuel expenses consumed when we provide car services to our corporate and institutional clients. We also bear the fuel expenses for gasoline in our vehicles when we deliver our rental cars to customers and when we provide vehicle pick-up and drop-off services to them, as well as the fuel expenses of internal fleet dispatching and repair and maintenance.

Store expenses. Our store expenses include rental expenses with respect to our service locations, which include our stores and pick-up points, depreciation of store equipment and leasehold improvements, and other store related expenses. We typically enter into lease agreements for our stores with terms of one to three years. The increase in our store expenses primarily resulted from our continued expansion, the number of our stores increased from 391 as of December 31, 2016 to 449 as of December 31, 2017. And we expect our store expenses will continue to increase as we further expand our nationwide service network.

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

Selling and marketing expenses

Selling and marketing expenses consist primarily of advertising and promotion expenses. We have historically promoted our brand and services primarily through online channels, such as search engines, social network websites and Internet portals. We also utilize offline advertising channels, such as outdoor advertising. Attributable to our commitment to enhanced customer experience, we have built a broad and diverse customer base and are increasingly benefiting from word-of-mouth referrals, thereby lowering the growth rate of our selling and marketing expenses. Selling and marketing expenses also include payroll-related expenses in connection with our sales and marketing force as well as commission fee which refers to commissions paid to sale channels promoting our services. Other selling and marketing expenses include other miscellaneous fees related to our sales and promotion activities.

The following table sets forth the key components of our selling and marketing expenses for the periods indicated:

	For the Years Ended December 31,
	2015		2016		2017
	RMB	% of Net Revenues	RMB	% of Net Revenues	RMB	US$	% of Net Revenues
	(in thousands, except percentages)
Net revenues	1,450,630	100.0%	2,108,944	100.0%	2,739,522	421,057	100.0%
Selling and marketing expenses:
Advertising and promotion expenses	28,947	2.0	38,968	1.8	89,925	13,821	3.3
Payroll-related expenses	16,116	1.1	21,871	1.0	26,437	4,063	1.0
Commission fee	16,616	1.1	29,852	1.4	17,675	2,717	0.6
Others	3,380	0.3	6,497	0.3	4,995	768	0.2
Total selling and marketing expenses	65,059	4.5%	97,188	4.6%	139,032	21,369	5.1%

General and administrative expenses

General and administrative expenses consist primarily of (i) payroll-related expenses relating to our administrative and management functions, (ii) share-based compensation expenses, (iii) professional services fees paid to external advisers, (iv) office rental expenses for our headquarters, (v) bank charge related to service fees charged by payment agencies and banks in connection with payments to us made by our customers, (vi) travel expenses for business trips, (vii) Depreciation, and (viii) other administrative expenses.

The increases in our general and administrative expenses from 2015 to 2017 primarily reflected our business expansion and share-based compensation charges associated with options and restricted share units. We also recorded significant external professional services fees in 2015, 2016 and 2017 in connection with our financing activities. We expect our general and administrative expenses to continue to increase in absolute amounts as our business expands and as we become a public company resulting in significant reporting and compliance costs. We believe our facilities and proprietary technology platform enable us to support a substantial further increase in net revenues without causing a proportionate increase in our general and administrative expenses, and as a result, we expect our general and administrative expenses as a percentage of our net revenues to decline in the long run as we grow our business.

The following table sets forth the key components of our general and administrative expenses for the periods indicated:

	For the Year Ended December 31,
	2015		2016		2017
	RMB	% of Net Revenues	RMB	% of Net Revenues	RMB	US$	% of Net Revenues
	(in thousands, except percentages )
Net revenues	1,450,630	100.0%	2,108,944	100.0%	2,739,522	421,057	100.0%
General and administrative expenses:
Payroll-related expenses	89,955	6.2	108,993	5.1	129,009	19,828	4.7
Share-based compensation	12,727	0.9	14,800	0.7	12,402	1,906	0.5
Professional fees	20,223	1.4	24,977	1.2	35,469	5,451	1.3
Office rental expenses	13,215	0.9	16,030	0.8	19,661	3,022	0.7
Bank charge	10,255	0.7	12,174	0.6	12,019	1,847	0.4
Travel expense	13,017	0.9	13,957	0.7	15,781	2,425	0.6
Depreciation expense	1,790	0.1	2,475	0.1	4,107	631	0.1
Others	22,367	1.6	58,532	2.7	42,222	6,489	1.5
Total general and administrative expenses	183,549	12.7%	251,938	11.9%	270,670	41,601	9.9%

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

Share-based compensation expenses

We recognize share-based compensation based on the grant date fair value of equity awards, with compensation expense recognized over the period in which the grantee is required to provide services to our company in exchange for the equity award. Share-based compensation expense is classified in the consolidated statements of comprehensive income (loss) based upon the job function of the grantee. We recognized share-based compensation expenses related to restricted shares, restricted share units or share options granted to certain directors, officers and employees for their services to us in the amount of RMB14.0 million, RMB16.0 million and RMB13.6 million (US$2.1 million) in 2015, 2016 and 2017, respectively.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Our wholly owned Hong Kong subsidiaries, eHi Hong Kong and L&L, are subject to Hong Kong profit tax on their activities conducted in Hong Kong. No provision for Hong Kong profits tax has been made in the consolidated financial statements as eHi Hong Kong and L&L had no assessable income in 2015, 2016 and 2017. Dividends from our Hong Kong subsidiaries to us are exempt from withholding tax.

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

Since January 1, 2012, the MOF and the SAT have started to implement the VAT Pilot Program, providing that companies which are classified by Shanghai’s local tax authorities as in transportation or certain modern service sectors are required to pay VAT, instead of business tax. Since August 1, 2012, the VAT Pilot Program has been expanded to and implemented in other regions, including Beijing, Tianjin, Jiangsu, Zhejiang, Anhui, Fujian, Hubei and Guangdong. Since August 1, 2013, the VAT Pilot Program has been expanded nationwide. On March 23, 2016, the Ministry of Finance and the SAT jointly issued the Notice on Comprehensive Implementation of the Pilot Program for Imposition of Value-Added Tax to Replace Business Tax, pursuant to which the VAT was implemented comprehensively across the country and extended to all industries, effective from May 1, 2016. As a result of the VAT in general, we are subject to a 17% VAT for car rental services, an 11% VAT for designated driving services and a 6% VAT for qualified management services, respectively. Furthermore, a 3% simplified VAT rate is applied for the rental services provided by an entity or branch who are small-scale VAT payers.

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

Vehicles

The initial cost of a vehicle is comprised of purchase price, plus any costs directly attributable to bringing the vehicle to the location and condition necessary for its intended use. Depreciation of vehicles is recorded on a straight-line basis, after consideration of expected holding periods and estimates of residual values. We expect to hold our vehicles generally for a period of approximately three to four years, except for program cars which typically have a holding period of 12 to 24 months. We estimate residual value of our vehicles which are not subject to the program car arrangements typically based on the current market price for used vehicles we obtained from used vehicles dealers or the used car market of similar models. However, the used vehicle market in China is still relatively premature and the price for similar vehicles could vary in different cities throughout the country depending on local market factors. We monitor accounting estimates relating to our vehicles on a quarterly basis, including the used vehicle market as well as the selling price of our vehicles when disposed of to assess the appropriateness of our estimated residual value. Changes made to estimates such as the estimated useful lives or residual values are reflected in vehicle related depreciation expense on a prospective basis. In addition, depreciation expenses associated with vehicles subject to the program car arrangements are recorded based on their respective contractual repurchase prices and holding periods, and are adjusted if the repurchase conditions of such vehicles are not met or we elect not to sell such vehicles as program cars. A 1% increase or decrease in the estimated residual value of vehicles which are not subject to the program car arrangements would result in a corresponding decrease or increase in the vehicle related depreciation expense by RMB19.6 million (US$3.0 million) for the year ended December 31, 2017. Gain or loss on disposal of vehicles is calculated as the difference between the net sales proceeds and the carrying amount of the vehicle, and such amount is recognized as an adjustment to the vehicle related depreciation expense as part of cost of revenues in the consolidated statements of comprehensive income (loss).

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

Share-based compensation

We adopted the 2010 Plan in April 2010, which was amended and restated in December 2010 and August 2014. In October 2014, we adopted the 2014 Plan, which become effective immediately after the completion of our initial public offering in November 2014. These performance incentive plans were adopted to help us recruit and retain key employees, directors or consultants and to motivate such persons to exert their best efforts on behalf of our company by providing incentives through the granting of share-based awards. The plan administrator is our board of directors or a committee appointed and determined by the board. Under the 2010 Plan, we are authorized to issue a maximum of 6,698,470 common shares, and the awards vest upon satisfaction of continuous service, which varies over a period of three to five years from the date of grant. Under the 2014 Plan, we are authorized to initially reserve a maximum of 4,000,000 common shares, provided that the shares reserved shall automatically increase on January 1 of each year during the term of the 2014 Plan, commencing on January 1, 2015, by an amount equal to the lesser of (i) one percent (1%) of the total number of common shares issued and outstanding on December 31 of the immediately preceding calendar year, (ii) 1,000,000 common shares or (iii) such number of common shares as may be determined by our board of directors. As of the date of this annual report, a total of 3,192,000 options and 1,500 unvested restricted share units granted under the 2010 Plan and the 2014 Plan were outstanding.

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

Results of Operations

The following table sets forth our condensed consolidated statements of operations by amount and as a percentage of our total net revenues for 2015, 2016 and 2017:

	For the Years Ended December 31,
	2015		2016		2017
	RMB	% of Net Revenues	RMB	% of Net Revenues	RMB	US$	% of Net Revenues
	(in thousands, except percentages)
Consolidated statements of comprehensive income data
Net revenues	1,450,630	100.0%	2,108,944	100.0%	2,739,522	421,057	100.0%
Cost of revenues(1)	(1,137,978)	(78.4)	(1,515,281)	(71.9)	(1,880,349)	(289,004)	(68.6)
Gross profit	312,652	21.6	593,663	28.1	859,173	132,053	31.4
Selling and marketing expenses:
Third party	(48,869)	(3.4)	(67,788)	(3.2)	(122,768)	(18,869)	(4.5)
Related party	(16,190)	(1.1)	(29,399)	(1.4)	(16,264)	(2,500)	(0.6)
Total selling and marketing expenses(1)	(65,059)	(4.5)	(97,188)	(4.6)	(139,032)	(21,369)	(5.1)
General and administrative expenses(1)	(183,549)	(12.7)	(251,938)	(11.9)	(270,670)	(41,601)	(9.9)
Other operating income	10,764	0.7	10,310	0.5	3,763	578	0.1
Total operating expenses	(237,844)	(16.5)	(338,816)	(16.1)	(405,939)	(62,392)	(14.8)
Income from operations	74,808	5.1	254,847	12.1	453,234	69,661	16.5
Interest income	2,653	0.2	8,414	0.4	14,962	2,300	0.5
Interest expense:
Third party	(109,566)	(7.6)	(206,425)	(9.8)	(273,589)	(42,050)	(10.0)
Related party	(14,203)	(1.0)	(18,534)	(0.9)	(6,996)	(1,075)	(0.3)
Total interest expense:	(123,769)	(8.6)	(224,959)	(10.7)	(280,585)	(43,125)	(10.2)
Gain from waiver of warrants	16,870	1.2	—	—	—	—	—
Gain from sale of cost method investment	803,060	55.4	—	—	—	—	—
Other income, net	10,205	0.7	1,444	0.1	1,957	301	0.1
Early extinguishment of debt costs	—	—	—	—	(19,977)	(3,070)	(0.7)
Income before income taxes	783,827	54.0	39,746	1.9	169,591	26,066	6.2
Provision for income taxes	(87,488)	(6.0)	(6,611)	(0.3)	(47,375)	(7,281)	(1.7)
Net income	696,339	48.0	33,135	1.6	122,216	18,784	4.5

(1) Include share-based compensation charges of RMB14.0 million, RMB16.0 million and RMB13.6 million (US$2.1 million) in 2015, 2016 and 2017, respectively, allocated as follows:

	For the Years Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	(362)	(840)	(844)	(130)
Selling and marketing expense	(894)	(401)	(336)	(52)
General and administrative expenses	(12,727)	(14,800)	(12,409)	(1,907)
Total share-based compensation expense	(13,983)	(16,041)	(13,589)	(2,089)

Year ended December 31, 2017 compared to year ended December 31, 2016

Net revenues

Our total net revenues increased by RMB630.6 million, or 29.9%, from RMB2,108.9 million in 2016 to RMB2,739.5 million (US$421.1 million) in 2017, primarily due to our increased fleet size, geographic coverage and increased demand from new and existing customers.

Car rentals. Our net revenues from car rentals increased by RMB532.9 million, or 32.0%, from RMB1,663.5 million in 2016 to RMB2,196.5 million (US$337.6 million) in 2017, primarily as a result of a 23.5 % increase in our growing average available fleet size for car rentals from 36,455 vehicles in 2016 to 45,031 vehicles in 2017 in response to customer demand. RevPAC for car rentals increased from RMB125 in 2016 to RMB134 in 2017, primarily due to the vehicle mix of our operating fleet in 2017 which consisted of more vehicle models with higher rentals. Our fleet utilization rate decreased slightly during these periods from 72.4% in 2016 to 72.2% in 2017, and average daily rental rate slightly increased from RMB173 in 2016 to RMB185 in 2017. In 2017, our net revenues from car rentals accounted for 80.2% of our total net revenues, representing an increase from 78.9% of our total net revenues in 2016.

Car services. Our net revenues from car services increased by RMB97.7 million, or 21.9%, from RMB445.4 million in 2016 to RMB543.1 million (US$83.5 million) in 2017, primarily as a result of an increase in our average daily rental fleet for car services from 2,489 in 2016 to 2,968 in 2017, in response to increased demands from our new and existing customers for car services. RevPAC for car services increased from RMB490 in 2016 to RMB501 in 2017.

Cost of revenues

Our cost of revenues increased by RMB365.1 million, or 24.1%, from RMB1,515.3 million in 2016 to RMB1880.3 million (US$289.0 million) in 2017. The increase in our cost of revenues was primarily due to (i) an increase in payroll-related expenses of RMB110.7 million, as we increased our headcount to support our business expansion; (ii) an increase in vehicle-related depreciation of RMB79.5 million resulted from the expansion of fleet size; and (iii) an increase in vehicle insurance expenses of RMB46.7 million resulted from the expansion of fleet size.

In 2017, we disposed of 13,870 used vehicles, and signed sales contracts for 936 used vehicles pending title transfer. We recorded a disposal gain of RMB24.2 million (US$3.7 million) in aggregate for these 14,806 vehicles. In 2016, we disposed of 4,775 vehicles and recorded a disposal gain of RMB1.8 million. These amounts were included in vehicle related depreciation expense in 2016 and 2017, respectively.

Gross profit

Our gross profit increased by RMB265.5 million, or 44.7%, from RMB593.7 million in 2016 to RMB859.2 million (US$132.1 million) in 2017. Gross profit margin for 2017 was 31.4%, as compared to 28.1% for 2016. The gross profit margin improvement from 2016 to 2017 was primarily attributable to economic of scale resulted from the expansion of fleet size in 2017.

Selling and marketing expenses

Our total selling and marketing expenses increased by RMB41.8million, or 43.1%, from RMB97.2million in 2016 to RMB139.0 million (US$21.4 million) in 2017. This increase was primarily due to a RMB51.0 million increase in expenses regarding our advertising and promotion activities related to NBA and a RMB4.5 million payroll-related expenses in 2017, partially offset by a RMB12.2 million decrease in commissions paid to sales channels.

In December 2016, we entered into a multiyear marketing partnership with the NBA China and an endorsement agreement with NBA star Stephen Curry, which made the NBA China as their official marketing partner and Stephen Curry as their brand ambassador.

Among the total selling and marketing expenses, our related party selling and marketing expenses decreased from RMB29.4 million in 2016 to RMB16.3 million (US$2.5 million) in 2017. The decrease was primarily due to the lower effective commission rate charged by Ctrip as Ctrip stopped charging minimum referral commission to eHi since November 2016 for the selling and marketing services.

General and administrative expenses

Our general and administrative expenses increased by RMB18.7 million, or 7.4%, from RMB251.9 million in 2016 to RMB270.7 million (US$41.6 million) in 2017, primarily due to RMB20.0 million increase in employee-related costs such as salaries and welfare expenses as a result of increased headcount for our expansion.

Other operating income

We recorded other operating income of RMB10.3 million and RMB3.8 million (US$0.6 million) in 2016 and 2017, respectively, which primarily consisted of government grants and subsidies we received from various levels of local governments in the respective years. See “—Certain income statement line items—Other operating income.”

Interest expense

Our total interest expense increased by RMB55.6 million, or 24.7%, from RMB225.0 million in 2016 to RMB280.6 million (US$43.1 million) in 2017. The increase was primarily due to a RMB62.3 million interest expense increase incurred in connection with our US$400 million senior unsecured notes issued in August 2017.

Among the total interest expense, our related party interest expenses decreased from RMB18.5million in 2016 to RMB7.0 million (US$1.1 million) in 2017, as a result of a RMB300 million loan extended to us in April 2015 by our strategic partner, Ctrip, through its affiliate Ctrip Travel Information Technology (Shanghai) Co. Ltd. In October 2016, we voluntarily repaid RMB200 million to Ctrip Travel Information before the due date, and only RMB100 million loan remained outstanding as of December 31, 2017.

Other income, net

We recorded other income of RMB1.4 million and RMB1.9 million (US$0.3 million) in 2016 and 2017, respectively, which mainly included tax refund and other miscellaneous items.

Early extinguishment of debt costs

On August 15, 2017, we early repaid the US$150 million syndicated bank facility entered into in August 2016 and hence expensed off the unamortized issuance costs of US$ 3.1 million (equivalent to RMB 20 million) incurred for the syndicated bank facility as an early extinguishment cost.

Provision for income taxes

We made provisions for income taxes of RMB6.6 million and RMB47.4 million (US$7.3 million) in 2016 and 2017, respectively. Provision for income taxes made in 2017 comprise withholding tax for interest paid to foreign (non-PRC) entities of RMB17.2 million and deferred income tax expense of RMB30.2 million, which was primarily because we recorded net income of certain PRC subsidiaries in 2017 and such provision was assessed and made based on a 25% enterprise income tax rate for our PRC operating subsidiaries. For the year ended December 31, 2017, the effective tax rate increase was mainly due to less utilization of net operating loss carry forwards, for which valuation allowance was provided in prior year.

Net income

We recorded net income of RMB33.1 million in 2016, and recorded a net income of RMB122.2 million (US$18.8 million) in 2017. Net income margin for the year of 2017 was 4.5%, up 290 basis points from 1.6% for the full year of 2016.

Year ended December 31, 2016 compared to year ended December 31, 2015

Net revenues

Our total net revenues increased by RMB658.3 million, or 45.4%, from RMB1,450.6 million in 2015 to RMB2,108.9 million in 2016, primarily due to our increased fleet size, geographic coverage and increased demand from new and existing customers.

Car rentals. Our net revenues from car rentals increased by RMB563.0 million, or 51.2%, from RMB1,100.6 million in 2015 to RMB1,663.5 million in 2016, primarily as a result of a 48.4% increase in our growing average available fleet size for car rentals from 24,573 vehicles in 2015 to 36,455 vehicles in 2016 in response to customer demand. RevPAC for car rentals increased from RMB123 in 2015 to RMB125 in 2016, primarily due to the vehicle mix of our operating fleet in 2016 which consisted of more vehicle models with higher rentals. Our fleet utilization rate increased slightly during these periods from 71.4% in 2015 to 72.4% in 2016, and average daily rental rate slightly increased from RMB172 in 2015 to RMB173 in 2016. In 2016, our net revenues from car rentals accounted for 78.9% of our total net revenues, representing an increase from 75.9% of our total net revenues in 2015.

Car services. Our net revenues from car services increased by 95.3 million, or 27.2%, from RMB350.1 million in 2015 to RMB445.4 million in 2016, primarily as a result of an increase in our average daily rental fleet for car services from 1,887 in 2015 to 2,489 in 2016, in response to increased demands from our new and existing customers for car services. RevPAC for car services decreased from RMB508 in 2015 to RMB490 in 2016, as we provide more car services to individual customers in 2016, which generally used economic car models with associated lower market rates compared to car models utilized when we provide car services to traditional corporate and institutional clients.

Cost of revenues

Our cost of revenues increased by RMB377.3 million, or 33.2%, from RMB1,138.0 million in 2015 to RMB1,515.3 million in 2016. The increase in our cost of revenues was primarily due to (i) an increase in vehicle-related depreciation of RMB195.9 million; (ii) an increase in payroll-related expenses of RMB109.6 million, as we increased our headcount to support our business expansion; and (iii) an increase in store expenses of RMB26.3 million, as we expanded our services locations.

In 2016, we disposed of 4,775 used vehicles, and signed sales contracts for 1,890 used vehicles pending title transfer. We recorded a disposal gain of RMB1.8 million in aggregate for these 6,665 vehicles. In 2015, we disposed of 4,140 vehicles and recorded a loss of RMB5.1 million. These amounts were included in vehicle related depreciation expense in 2015 and 2016, respectively.

Gross profit

Our gross profit increased by RMB281.0 million, or 89.9%, from RMB312.7 million in 2015 to RMB593.7 million in 2016. Gross profit margin for 2016 was 28.1%, as compared to 21.6% for 2015. The gross profit margin improvement from 2015 to 2016 was primarily attributable to certain percentage decreases in vehicle insurance expenses as a result of economies of scale as our fleet grew in 2016 and, to a lesser extent, in vehicle repair and maintenance expenses due to certain of our cost control measures to enhance our operating efficiency.

Selling and marketing expenses

Our total selling and marketing expenses increased by RMB32.1 million, or 49.4%, from RMB65.1million in 2015 to RMB97.2 million in 2016. This increase was primarily due to a RMB13.2 million increase in commissions paid to sales channels and a RMB10.0 million increase in expenses regarding our advertising and promotion activities as a result of our increased sales and marketing activities in 2016.

Among the total selling and marketing expenses, our related party selling and marketing expenses increased from RMB16.2 million in 2015 to RMB29.4 million in 2016. The increase was primarily because we expanded and promoted our car services to a business-to-consumer model through Ctrip’s channels.

General and administrative expenses

Our general and administrative expenses increased by RMB68.4 million, or 37.3%, from RMB183.5 million in 2015 to RMB251.9 million in 2016, primarily due to a RMB19.0 million increase in employee-related costs such as salaries and welfare expenses as a result of increased headcount for our expansion, as well as a foreign exchange loss in 2016 compared with a foreign exchange gain in 2015.

Other operating income

We recorded other operating income of RMB10.8 million and RMB10.3 million in 2015 and 2016, respectively, which primarily consisted of government grants and subsidies we received from various levels of local governments in the respective years. See “—Certain income statement line items—Other operating income.”

Interest expense

Our total interest expense increased by RMB101.2 million, or 81.8%, from RMB123.8 million in 2015 to RMB225.0 million in 2016. The increase was primarily due to a RMB106.8 million interest expense increase incurred in connection with our US$200 million senior unsecured notes issued in December 2015 and our US$400 million senior unsecured notes issued in August 2017.

Among the total interest expense, our related party interest expenses increased from RMB14.2 million in 2015 to RMB18.5 million in 2016, as a result of a RMB300 million loan extended to us in April 2015 by our strategic partner, Ctrip, through its affiliate Ctrip Travel Information Technology (Shanghai) Co. Ltd. In October 2016, we voluntarily repaid RMB200 million to Ctrip Travel Information before the due date, and only RMB100 million loan remained outstanding as of December 31, 2016.

Other income, net

We recorded other income of RMB10.2 million and RMB1.4 million in 2015 and 2016, respectively. Our other income in 2016 primarily consisted of a RMB1.0 million tax refund.

Provision for income taxes

We made provisions for income taxes of RMB87.5 million and RMB6.6 million in 2015 and 2016, respectively. Provision for income taxes made in 2016 was primarily because we recorded net income of certain PRC subsidiaries in 2016 and such provision was assessed and made based on a 25% enterprise income tax rate for our PRC operating subsidiaries. Provision for income taxes made in 2015 was primarily due to a 10% PRC tax assessed on the one-time gain from our sale of our cost method investment.

Net income

We recorded net income of RMB696.3 million in 2015 (including a net gain of RMB736.8 million related to sales of investment assets after transaction costs and tax provision), and recorded a net income of RMB33.1 million in 2016. Net income margin for the year of 2016 was 1.6%.

B.	Liquidity and Capital Resources

We generated operating income in 2015, 2016, and 2017. Our operations and our growth have primarily been financed by issuances of shares, bank borrowings and credit arrangements with financing entities of automobile manufacturers, issuance of senior unsecured notes, sale of investments and syndicated bank facility. We expect self-financing from operating income to be an increasing source of our cash flows in future periods.

We had negative working capital at December 31, 2017 primarily due to the maturity of our 2018 Senior Notes in December 2018. Our management believes that our current cash position as of December 31, 2017, the cash expected to be generated from investing activities through our proper management of fleet size, operations and funds available from borrowings under the bank facilities will be sufficient to meet the Company’s working capital and capital expenditure for at least the next twelve months from the date of this annual report.

As of December 31, 2017, we had RMB1,283.5 million (US$197.3 million) in cash, cash equivalents and restricted cash, among which RMB369.1 million (US$56.7 million) was denominated in RMB, RMB914.3 million (US$140.5 million) was denominated in US dollars and RMB73,597 (US$11,312) was denominated in Hong Kong dollars. We generally transfer cash from our offshore holding companies to PRC operating subsidiaries through: (i) making shareholder loans to PRC operating subsidiaries, (ii) making additional capital contributions to PRC operating subsidiaries; (iii) extending domestic loans through PRC operating subsidiaries while providing security interests for such loans through offshore holding companies, and (iv) transferring cash through cross-border “cash pooling” within our group companies. On the other side, we plan to transfer cash from PRC operating subsidiaries back to offshore holding companies through: (i) repaying shareholder loans to offshore holding companies, (ii) paying dividends to offshore holding companies (iii) extending foreign loans through offshore holding companies while providing security interests for such loans through PRC operating subsidiaries, and (iv) transferring cash through cross border “cash pooling” within our group companies. All of such transfers shall be conducted in compliance with PRC laws, regulations and rules. For examples, “cash pooling” was recently permitted by PRC governments for cross-border cash transfer, subject to restrictions including (i) such transfers shall only be conducted within group companies, and one of which shall be incorporated in a PRC free trade zone, and (ii) proceeds from loans or bonds could not be transferred by using “cash pooling”. For more details regarding restrictions on transferring cash within our corporate structure, please see “Risk Factors - PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from the offerings of any securities to make loans or additional capital contributions to our PRC operating subsidiaries”, “- Limitations on the ability of our operating subsidiaries to pay dividends or other distributions to us could have a material adverse effect on our ability to conduct our business”, and “- Government control over currency conversion may limit our ability to issue dividends to our shareholders in foreign currencies, and may therefore adversely affect the value of your investment.

As of December 31, 2017, we had an aggregate of RMB5.6 billion (US$862.9 million) in total debt, including RMB2,657.4 million (US$408.4 million) outstanding short-term debt and RMB2,957.1 million (US$454.5 million) outstanding long-term debt from banks and third-party financing companies and issuance of senior unsecured notes. Among the total debt of RMB5.6 billion (US$862.9 million), RMB254.7 million (US$39.1 million) were collateralized by some of our vehicles and accounts receivable from one of the Company’s wholly-owned subsidiaries. As of December 31, 2017, RMB100.0 million (US$15.4 million) of our outstanding long-term debt represented related party debt provided by our strategic partner, Ctrip, via an entrusted bank loan.

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

On August 30, 2016, we issued the 2016 Facility with an aggregate principal amount of US$150 million with a syndicate of banks. Pursuant to the 2016 Facility, 50% of the proceeds has been used to repay our existing indebtedness, and remaining proceeds will be used for fund capital expenditures of our PRC subsidiaries and other general corporate purposes. The 2016 Facility was jointly and severally guaranteed by our existing and future-established offshore subsidiaries, subject to certain exceptions according to terms therein. The 2016 Facility bears a floating interest rate of LIBOR plus 3.50% margin per annum. In August 2017, the Company early repaid all outstanding borrowings under the syndication loan originally due in 2019 using proceeds received from its 2022 Senior Note.

On August 14, 2017, we issued the 2022 Senior Notes with an aggregate principal amount of US$400 million, which have a trading market on the Singapore Exchange Securities Trading Limited. The 2022 Senior Notes bear a fixed interest rate of 5.875% per annum, yielding 6.075%, with interest payable semi-annually in arrears, and will mature on August 14, 2022 unless previously repurchased in accordance with their terms prior to such date. The 2022 Senior Notes are general obligations of our Company and are (i) subordinated to secured obligations of our Company, (ii) senior in right of payment to any existing and future obligations of our Company expressly subordinated in right of payment; (iii) guaranteed by our offshore subsidiaries eHi Hong Kong, Brave Passion Limited and L&L on a senior basis, subject to certain limitations, and (iv) effectively subordinated to all existing and future obligations of our non-guarantor subsidiaries. In addition, under the terms of the 2022 Senior Notes, we are subject to restrictive covenants including, among others, limitations on incurring additional indebtedness or liens, maintenance of a fixed charge coverage ratio, maintenance of our shareholding structure, limitations on consolidation, merger and investment, and limitations on asset sales or use of proceeds. As of the date of this annual report, we have been in continuous compliance with all restrictive covenants under the Indenture in connection with the 2022 Senior Notes.

The following table sets forth a summary of our net cash flows for the periods indicated:

	For the Years Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$ (Note 2(d))
	(in thousands)
Net cash provided by operating activities	296,691	420,744	719,865	110,641
Net cash used in investing activities	(991,917)	(3,381,959)	(2,585,661)	(397,409)
Net cash provided by financing activities	2,281,227	798,299	2,032,193	312,342
Effect of exchange rate changes on cash and cash equivalents	97,879	82,347	(24,565)	(3,776)
Net increase (decrease) in cash and cash equivalent	1,683,880	(2,080,570)	141,832	21,799
Cash and cash equivalents-beginning of year	926,208	2,610,088	529,519	81,386
Cash and cash equivalents-end of year	2,610,088	529,519	671,350	103,185

Operating activities

Net cash provided by operating activities consists primarily of our net income, non-cash adjustments including depreciation and amortization, share-based compensation expenses as well as one-time gains from sale of cost method investment and waiver of warrants, and changes in operating assets and liabilities, such as accrued expenses and other current liabilities, accounts receivable, and prepaid expenses and other current assets.

Net cash provided by operating activities in the year ended December 31, 2017 was RMB719.9 million (US$110.6 million), primarily attributable to (i) our net income of RMB122.2 million (US$18.8 million) in 2017, (ii) an add-back of depreciation and amortization expenses of RMB755.1 million (US$116.1 million), which were non-cash item and primarily related to vehicle-related depreciation, and partially offset by (i) an increase of RMB165.2 million (US$25.4 million) in prepaid expenses and other assets, primarily related to value-added tax payments which could be deducted as expenses in the future periods, and (ii) an increase of RMB155.2 million (US$23.9 million) in accounts receivable.

Net cash provided by operating activities in the year ended December 31, 2016 was RMB420.7 million, primarily attributable to (i) our net income of RMB33.1 million in 2016, (ii) an add-back of depreciation and amortization expenses of RMB668.0 million, which were non-cash item and primarily related to vehicle-related depreciation, and partially offset by (i) an increase of RMB251.6 million in prepaid expenses and other assets, primarily related to value-added tax payments which could be deducted as expenses in the future periods.

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

Net cash used in investing activities amounted to RMB2,585.7 million (US$397.4 million) in the year ended December 31, 2017, primarily attributable to RMB3,252.5 million (US$499.9 million) associated with purchases of property and equipment, mostly vehicles, as we expanded our fleet size significantly in 2017, and an increase in restricted cash of RMB377.0 million (US$57.9 million), partially offset by RMB1,057.3 million (US$162.5 million) in proceeds from the disposal of property and equipment, mostly used vehicles.

Net cash used in investing activities amounted to RMB3,382.0 million in the year ended December 31, 2016, primarily attributable to RMB3,687.8 million associated with purchases of property and equipment, mostly vehicles, as we expanded our fleet size significantly in 2016, and RMB50.0 million cash paid for loans to a third party, partially offset by RMB410.7 million in proceeds from the disposal of property and equipment, mostly used vehicles.

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

Net cash provided by financing activities amounted to RMB2,032.2 million (US$312.3 million) in the year ended December 31, 2017, primarily attributable to (i) proceeds from issuance of the 2022 Senior Notes (net of issuance costs) of RMB2,611.6 million (US$401.4 million); and (ii) proceeds from borrowings from third parties of RMB1,874.4 million (US$288.1 million), partially offset by (i) repayment of borrowings from third parties of RMB1,441.5 million (US$221.6 million) and (ii) repayment of Syndicated loan of RMB1,000.3 million (US$153.7 million) during the same period.

Net cash provided by financing activities amounted to RMB798.3 million in the year ended December 31, 2016, primarily attributable to proceeds from borrowings from third parties of RMB2,142.4 million, partially offset by (i) repayment of borrowings from third parties of RMB1,166.8 million and (ii) repayment of borrowings from a related party of RMB200.0 million during the same period.

Net cash provided by financing activities amounted to RMB2,281.2 million in the year ended December 31, 2015, primarily attributable to (i) proceeds from issuance of the 2018 Senior Notes (net of issuance costs) of RMB1,241.3 million, and (ii) proceeds from the issuance of Class A common shares in a private placement to Tiger Fund and SRS Funds (net of issuance costs) of RMB792.9 million, and (iii) proceeds from borrowings of RMB704.1 million from banks and third-party financing companies and borrowings of RMB300 million from our related party Ctrip, and partially offset by repayment of borrowings of RMB741.3 million during the same period.

Capital expenditures

Our capital expenditures are primarily used for vehicle purchases. Our capital expenditures totaled RMB2,183.4 million, RMB3,687.8 million and RMB3,252.5 million (US$499.9 million) in 2015, 2016 and 2017, respectively. We expect the substantial majority of our capital expenditures in 2018 to relate to the planned growth of our fleet. We intend to fund our capital expenditures with existing cash balances, cash generated from our operating activities, and borrowings from banks and third-party financing companies.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year increase in the consumer price index for 2015, 2016 and 2017 was 1.4%, 2.0% and 1.6%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future. If inflation continues to rise, we may experience increases in the wages of our employees as a result of the increasing inflation levels in China or otherwise. See “Risk Factors—Risks related to our business and industry—If the average salary or statutory welfare expenses of our employees increase significantly, our profitability maybe materially adversely impacted.”

C.	Research and Development

Not applicable.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2017 to December 31, 2017 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations, including interest payable, as of December 31, 2017:

	Payments Due by Period
	Total	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(RMB in thousands)
Short-term debt(1)	951,781	951,781	—	—	—
Long-term debt due to third parties(1)	5,563,492	1,923,802	718,903	2,920,787	—
Long-term debt due to a related party(1)	102,262	102,262	—	—	—
Operating leases	99,046	51,631	37,439	9,124	852
Purchase commitments(2)	560,048	550,510	9,538	—	—
Total	7,276,629	3,579,986	765,880	2,929,911	852

(1) Amounts include (i) principal amounts included in short-term borrowings and long-term borrowings on the consolidated balance sheets, and (ii) estimated interest payments of RMB22.9 million and RMB914.0 million on the outstanding short-term and long-term debt, respectively, based on the contractual borrowing terms and the respective applicable interest rates.

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

Our 2016 Facility is in the aggregate principal amount of US$150 million has been repaid in full in August 2017.

Our 2022 Senior Notes are in the aggregate principal amount of US$400 million and will mature on August 14, 2022, unless previously repurchased in accordance with their terms prior to such date. The Senior 2022 Notes bear interest at a rate of 5.875% per annum, payable semiannually in arrears on February 14 and August 14 of each year, beginning on February 14, 2018.

While the table above indicates our contractual obligations as of December 31, 2017, the actual amounts we are eventually required to pay may be different in the event that any agreements are renegotiated, cancelled or terminated.

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

Name	Age	Position/Title
Ray Ruiping Zhang	54	Chairman, Chief Executive Officer
Greg Stubblefield	58	Director
Gang Chen	39	Director
Qian Miao	52	Independent Director
Andrew Xuefeng Qian	55	Independent Director
David Jian Sun	53	Independent Director
Ronald Meyers	60	Independent Director
Leo Lihong Cai	54	Executive Vice President of Sales and Marketing
Colin Chitnim Sung	52	Chief Financial Officer
Chun Xie	39	Chief Information Officer
Hongtao Han	49	Vice President of Operations
Nina Yan Wu	46	Director of Human Resource and Training Department
Jane Fengjuan Zheng	35	Director of Corporate Sales and Business Development

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

Gang Chen has served as our director since June 2017, and was appointed by our board of directors after Mr. James Jianzhang Liang’s resignation. Mr. Gang Chen is currently a senior vice president of Ctrip and is responsible for its Ground Transport business and Innovation Works. He also helped establish Ctrip’s Bus Ticketing business in 2014 and Train Ticketing business in 2013. Prior to Ctrip, Mr. Chen joined Tieyou Train Ticketing in 2011, which was subsequently acquired by Ctrip. Mr. Chen is a serial entrepreneur and had several start-up experiences. Mr. Chen obtained his master’s and bachelor’s degrees in Computer Science from Zhejiang University.

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

David Jian Sun has served as our independent director since November 2014. Mr. Sun has over ten years of experience in consumer industry. Mr. Sun has served as an executive director and the general manager of BTG Hotels (Group) Co., Ltd. since September 2016. He served as the executive director and chief executive officer of Home Inns & Hotels Management Inc. from December 2004 to August 2016. Prior to that, Mr. Sun served as a vice president of operations at B&Q (China) Ltd., a subsidiary of Kingfisher plc, the third largest home improvement retail group in the world from 2003 to 2004, overseeing the operation of 15 B&Q superstores in China. From 2000 to 2003, Mr. Sun served as a vice president of marketing at B&Q (China) Ltd., and led B&Q’s market positioning and branding efforts in China. Mr. Sun served as an independent director of Mecox Lane Limited from 2010 to 2013. Mr. Sun has served as an independent director of E-house (China) Holdings Limited (NYSE:EJ) since March 2014 and an independent director of Leju Holdings Limited (NYSE:LEJU) since April 2014. Mr. Sun received a bachelor’s degree from Shanghai Medical University in China in 1987.

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

Leo Lihong Cai has served as our executive vice president of sales and marketing since April 2008. Dr. Cai has over 15 years of experience in marketing and IT industry and over ten years of experience in car rental and car service industry. Prior to joining us, Dr. Cai served as a market development director of EMC Corporation, a pre-sales director of Hewlett-Packard Company and an enterprise solution and strategic alliances director of Mercury Interactive Corporation. Dr. Cai obtained a bachelor’s degree in naval architecture from Shanghai Jiao Tong University in 1988, a master’s degree in mechanical engineering from University of Missouri in 1992 and a Ph.D. degree in mechanical engineering from the University of California, Berkeley in 1996.

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

Compensation of Directors and Executive Officers

In 2017, the aggregate cash compensation earned by our executive officers and all of our directors was approximately RMB10.3 million (US$1.6 million). For information regarding options granted to officers and directors, see “—Equity Incentive Plans”. We do not pay or set aside any amounts for pensions, retirement or other benefits for our officers and directors.

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

Equity Incentive Plans

We adopted the 2010 Plan in April 2010, which was amended and restated in December 2010 and August 2014. In October 2014, we adopted the 2014 Plan, which came into effect upon completion of our initial public offering. These performance incentive plans were adopted to help us recruit and retain key employees, directors or consultants and to motivate such persons to exert their best efforts on behalf of our company by providing incentives through the granting of share-based awards. The plan administrator is our board of directors or a committee appointed and determined by the board. Under the 2010 Plan, we are authorized to issue a maximum of 6,698,470 common shares, and the awards vest upon satisfaction of continuous service, which varies over a period of three to five years from the date of grant. Under the 2014 Plan, we are authorized to initially reserve a maximum of 4,000,000 common shares, provided that the shares reserved shall automatically increase on January 1 of each year during the term of the 2014 Plan, commencing on January 1, 2015, by an amount equal to the lesser of (i) one percent (1%) of the total number of common shares issued and outstanding on December 31 of the immediately preceding calendar year, (ii) 1,000,000 common shares or (iii) such number of common shares as may be determined by our board of directors. As of the date of this annual report, a total of 3,192,000 options and 1,500 unvested restricted share units granted under the 2010 Plan and the 2014 Plan were outstanding.

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

As of the date of this annual report, outstanding options and unvested restricted share units that we have granted to our directors, executive officers and other individuals are as follows:

	Number of
	Common
	Shares
	Underlying
	Outstanding		Exercise
	Options/		Price
Name	Restricted Share Units		(US$/Share)	Date of Grant	Date of Expiration
Ray Ruiping Zhang	1,673,000		3.11	December 31, 2010	December 31, 2018	(3)
Qian Miao	*		5.35	May 15, 2015	May 14, 2025
Andrew Xuefeng Qian	*		5.35	May 15, 2015	May 14, 2025
David Jian Sun	*		5.35	May 15, 2015	May 14, 2025
Ronald Meyers	*		5.35	May 15, 2015	May 14, 2025
Leo Lihong Cai	*		7.00	August 26, 2014	August 25, 2019
	*		7.00	August 26, 2014	August 25, 2019
Chun Xie	*		7.00	August 26, 2014	August 25, 2019
Hongtao Han	*		7.00	August 26, 2014	August 25, 2019
	*		5.35	May 15, 2015	May 14, 2025
Nina Yan Wu	*		7.00	August 26, 2014	August 25, 2019
Jane Fengjuan Zheng	*		7.00	August 26, 2014	August 25, 2019
Other individuals as a group	*	(1)	(2)	(2)	(2)
Total	3,193,500	(1)

*The aggregate beneficial ownership of our company held by the grantee is less than 1% of our total outstanding common shares.

(1)     Includes options and restricted share units.

(2)    We granted share options to other individuals on the following dates and at the following exercise prices: (i) on August 26, 2014 with an exercise price of US$7.00 per share, which will expire on August 25, 2019; and (ii) on May 15, 2015 with an exercise price of US$5.35 per share, which will expire on May 14, 2025. On March 24, 2017, we granted restricted share units to certain employees.

(3)    In 2015, our Board approved and extended the expiration dates of options from December 30, 2015 to December 30, 2016. In 2016, our Board further approved and extended the expiration date of options from December 30, 2016 to December 30, 2017. In 2017, our Board further approved and extended the expiration date of options from December 30, 2017 to December 31, 2018.

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

Compensation Committee

Our compensation committee consists of Messrs. Greg Stubblefield, Gang Chen and David Jian Sun. Mr. Greg Stubblefield is the chairman of our compensation committee. Our board of directors has determined that Mr. David Jian Sun is an “independent director” within the meaning of Section 303A of the NYSE Manual. Pursuant to Section 303A.05 of the NYSE Listed Company Manual, listed companies must have a compensation committee composed entirely of independent directors. However, the laws of Cayman Islands do not require the compensation committee of our company to be composed entirely of independent directors. Since we are qualified as a foreign private issuer, Section 303A.00 of the NYSE Listed Company Manual permits us to follow home country practice and be exempted from the requirements under Section 303A.05 of the NYSE Listed Company Manual.

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

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Messrs. Ray Ruiping Zhang, Greg Stubblefield and Gang Chen. Mr. Ray Ruiping Zhang is the chairman of our nominating and corporate governance committee. Pursuant to Section 303A.04 of the NYSE Listed Company Manual, listed companies must have a nominating and corporate governance committee composed entirely of independent directors. However, the laws of Cayman Islands do not require the nominating and corporate governance committee of our company to be composed entirely of independent directors. Since, we are qualified as a foreign private issuer, Section 303A.00 of the NYSE Listed Company Manual permits us to follow home country practice and be exempted from the requirements under Section 303A.04 of the NYSE Listed Company Manual.

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

As of December 31, 2017, we had 7,195 full-time employees. We also had 585 part-time employees as of December 31, 2017, who were primarily engaged in direct services, such as the delivery and pick-up of rental vehicles.

We primarily engaged Qian Jin, an independent third-party human resources company, to provide human resources services which include, among other things, managing payrolls, social welfare and benefits contributions and local residency permits of our dispatch employees.

The table below sets forth the number of our full-time employees in each of our areas of operations and as a percentage of our total full-time workforce as of December 31, 2017.

	As of December 31, 2017
	Number of employees	Percentage of all employees
Direct vehicle and operation services	5,849	81.29%
Fleet management and support	844	11.73
General administration	315	4.38
Sales and marketing	187	2.60
Total	7,195	100%

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

The following table sets forth information with respect to the beneficial ownership of our common shares, as of April 26, 2018, by:

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

The calculations in the table below assume that there are 139,917,575 common shares outstanding as of April 26, 2018, comprising of 74,279,018 Class A common shares (including 1,027,288 Class A common shares, represented by 513,644 American depositary shares, issued and reserved for the future exercise of options or the vesting of other awards under the 2010 Plan and the 2014 Plan), and 65,638,557 Class B common shares.

	Class A Common Shares	Class B Common Shares	Total Common Shares on an As-converted Basis	% of Beneficial Ownership	% of Aggregate Voting Power(1)
Directors and Executive Officers:
Ray Ruiping Zhang and his family trust (2)	—	8,815,432	8,815,432	6.2%	11.8%
Greg Stubblefield	*	—	*	*	*
Gang Chen	*	—	*	*	*
Qian Miao(3)	*	—	*	*	*
Andrew Xuefeng Qian(3)	*	—	*	*	*
David Jian Sun(3)	*	—	*	*	*
Ronald Meyers(3)	*	—	*	*	*
Leo Lihong Cai(3)	*	*	*	*	*
Colin Chitnim Sung(3)	—	*	*	*	*
Chun Xie(3)	*	*	*	*	*
Hongtao Han(3)	*	*	*	*	*
Nina Yan Wu(3)	*	*	*	*	*
Jane Fengjuan Zheng(3)	*	*	*	*	*
All Directors and Executive Officers as a group(3)	802,974	9,775,432	10,578,406	7.4%	13.1%
Principal Shareholders:
Ctrip(4)	4,300,000	15,168,193	19,468,193	13.9%	21.4%
Crawford(5)	—	18,694,003	18,694,003	13.4%	25.6%
GS Group(6)	2,405,072	9,081,665	11,486,737	8.2%	12.8%
Baring(7)	10,528,160	—	10,528,160	7.5%	1.4%
Ocean(8)	538,764	8,599,211	9,137,975	6.5%	11.9%
Ray Ruiping Zhang and his family trust (2)	—	8,815,432	8,815,432	6.2%	11.8%
Ignition Group(9)	1,126,191	6,187,197	7,313,388	5.2%	8.6%

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

(2)     Represents (i) 7,142,432 Class B common shares held by L & L Horizon, LLC, which is owned by Ray Ruiping Zhang and Ruiping Zhang 2016 Descendants Trust, of which Ray Ruiping Zhang is the trustee, and (ii) 1,673,000 Class B common shares issuable upon the exercise of 1,673,000 options within 60 days from the date of this annual report. The business address of Mr. Zhang is Unit 12/F, Building No.5, Guosheng Center, 388 Daduhe Road, Shanghai, 200062, PRC.

(3)     Certain directors and executive officers have been granted options pursuant to the 2010 Plan and the 2014 Plan.

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

(6)     Represents (i) 2,405,072 Class A common shares (in the form of 1,202,536 ADSs) held by The Goldman Sachs Group, Inc.; (ii) 7,915,951 Class B common shares held by GS Car Rental HK Limited; and (iii) 1,165,714 Class B common shares held by GS Car Rental HK Parallel Limited. Both of GS Car Rental HK Limited and GS Car Rental HK Parallel Limited are HK companies. We refer to these entities collectively as the GS Entities. GS Car Rental HK Limited is wholly owned by GS Car Rental Lux II Sarl, which is indirectly owned by GS Capital Partners VI Fund, L.P., GS Capital Partners VI Offshore Fund, L.P. and GS Capital Partners VI GmbH & Co. KG. GS Capital Partners VI Fund, L.P. is a Delaware limited partnership, whose general partner is GSCP VI Advisors, L.L.C., a Delaware limited liability company. GS Capital Partners VI Offshore Fund, L.P. is a Cayman limited partnership, whose general partner is GSCP VI Offshore Advisors L.L.C. GS Capital Partners VI GmbH & Co. KG, is a German limited partnership, whose general partner is Goldman, Sachs Management GP GmbH, a German company. GS Car Rental HK Parallel Limited is wholly owned by GS Car Rental Lux Parallel II Sarl, which is indirectly owned by GS Capital Partners VI Parallel, L.P. GS Capital Partners VI Parallel, L.P. is a Delaware limited partnership, whose general partner is GS Advisors VI, L.L.C., a Delaware limited liability company. The voting and investment power of shares held by GS Entities is exercised by the corporate investment committee of the merchant banking division of Goldman, Sachs & Co., which consists of Rich Friedman, Beth Cogan, Tom Connolly, Brad Gross, Adrian Jones, Mike Koester, Scott Lebovitz, Sanjeev Mehra, Eric Muller, Ken Pontarelli, Sumit Rajpal, Oliver Thym, Joe DiSabato, Matthias Hieber, Martin Hintze, James Reynolds, Stephanie Hui, Ankur Sahu, Andrew Wolff, David Thomas, Alex Golten, Yael Levy, Mike Simpson and Mitch Weiss. . Each of the corporate investment committee members disclaims beneficial ownership of the shares owned by GS Entities except to the extent of their pecuniary interests therein. The registered address of the GS Entities is Level 54, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

(7)     Represents 10,528,160 Class A common shares represented by 5,264,080 ADSs that are owned by BPEA Teamsport Limited, or Baring. The registered address of Baring is P.O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands.

(8)     Represents (i) 538,764 Class A common shares, including 438,764 Class A common shares represented by 219,382 ADSs, and (ii) 8,599,211 Class B common shares that may be deemed to be beneficially owned by Ocean General Partners Limited, or Ocean. Ocean General Partners Limited is the general partner of Ocean Voyage L.P., and Ocean Voyage L.P. is the general partner of Ocean Imagination L.P. The business address of Ocean is Unit 1903B-05 Exchange Tower, 33, Wang Chiu Road, Kowloon Bay, Hong Kong.

(9)   Represents (i) 6,122,993 Class B common shares and 1,114,505 Class A common shares (including 1,077,394 Class A common shares in the form of 538,697 ADSs,), held by Ignition Growth Capital I, L.P.; and (ii) 64,204 Class B common shares and 11,686 Class A common shares (including 11,296 Class A common shares in the form of 5,648 ADSs), held by and Ignition Growth Capital Managing Directors Fund I, LLC. Both of Ignition Growth Capital I, L.P. and Ignition Growth Capital Managing Directors Fund I, LLC., or collectively Ignition Group, are U.S. limited partnerships. We refer to these entities collectively as Ignition Group. Ignition Growth Capital I, L.P.’s general partner is Ignition Growth GP, L.L.C, a Delaware limited liability company. The voting and investment power of shares held by Ignition Growth Capital I, L.P. is exercised by the board of managing directors of Ignition Growth GP, LLC, which consists of Jon Anderson and John Zagula. Each of Mr. Anderson and Mr. Zagula disclaims beneficial ownership of the shares owned by Ignition Growth Capita I, L.P. except to the extent of their pecuniary interests therein. The registered address of Ignition Growth Capital I, L.P. is 3500 South DuPont Highway, City of Dover, County of Kent, Delaware 19901, U.S.A. Ignition Growth Capital Managing Directors Fund I, LLC is controlled by a board of managing directors comprised of Jon Anderson and John Zagula. The registered address of Ignition Growth Capital Managing Directors Fund I, LLC is located at Corporation Trust Center, 1209 Orange Street, County of New Castle, Wilmington, Delaware 19801, U.S.A.

According to our register of members for our common shares, as of April 26, 2018, there is one record holder of Class A common shares, which is the depositary of our ADS program, and seven record holders of Class B common shares in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our common shares in the United States. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement which may at a later date result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to Item 6.E, “Directors, Senior Management and Employees—Share Ownership”.

B.	Related Party Transactions

Privatization

On April 6, 2018, we entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Teamsport Parent Limited (“Parent”) and Teamsport Bidco Limited (“Merger Sub”), a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, Parent will acquire our company for cash consideration equal to US$6.75 per common share of our company or US$13.50 in cash per ADS, each of which represents two Class A common shares of our company, other than Rollover Shares (as defined below) and ADSs representing Rollover Shares, as applicable. Immediately following the consummation of the transactions contemplated under the Merger Agreement, Parent will be beneficially owned by a consortium (the “Consortium”) comprising new investors, including certain affiliates of MBK Partners Fund IV, L.P., Baring Private Equity Asia Limited and Redstone Capital Management (Cayman) Limited, and certain existing shareholders of the Company, including L&L Horizon, LLC, an affiliate of Mr. Zhang, The Crawford Group, Inc. (“Crawford”) and Dongfeng Asset Management Co. Ltd. (collectively, the “Rollover Shareholders”). Upon the terms and subject to the conditions of the Merger Agreement, at the effective time of the merger, Merger Sub will merge with and into the Company, with the Company surviving the merger as the surviving company (the “Surviving Company”) under Cayman Islands law (the “Merger”).

Our company’s board of directors, acting upon the unanimous recommendation of the special committee formed by the board of directors (the “Special Committee”), approved the Merger Agreement and the transactions contemplated by the Merger Agreement (the “Transactions”), including the Merger, and resolved to recommend that our company’s shareholders authorize and approve the Merger Agreement and the Transactions, including the Merger. The Special Committee, which is comprised solely of independent directors of our company who are unaffiliated with Parent, Merger Sub or any member of the Consortium or management of our company, exclusively negotiated the terms of the Merger Agreement with the Consortium with the assistance of its independent financial and legal advisors.

The closing of the Merger is currently expected to occur during the second or third quarter of 2018, and is subject to the satisfaction or waiver of the closing conditions set forth in the Merger Agreement, including the requisite approval of the shareholders of our company and the consent of requisite holders of the senior unsecured notes issued by our company in 2015 and 2017, if applicable, as well as certain other customary closing conditions. The Merger Agreement and the Merger must be authorized and approved by (i) a shareholders’ special resolution passed by the affirmative vote of holders of Shares representing at least two-thirds of the voting power of the Shares present and voting in person or by proxy as a single class at an extraordinary general meeting of our company’s shareholders, (ii) a shareholders’ resolution passed by the affirmative vote of holders of Shares representing a majority of the aggregate voting power of the Shares and (iii) a shareholders’ resolution passed by the affirmative vote of holders of a majority of the total outstanding Class A common shares of our company.

On April 26, 2018, we filed a going private transaction statement on Schedule 13E-3 which attaches as an exhibit a preliminary proxy statement that, subject to completion, will be used in connection with the extraordinary general meeting of our shareholders. Please refer to the preliminary proxy statement for more information about the Merger including the effects of the Merger on our company and the effects on our company if the Merger is not completed.

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

In April 2015, eHi Rental entered into a framework loan facility agreement with Ctrip Travel Information, an affiliate of Ctrip, pursuant to which Ctrip Travel Information extended, through entrusted bank loans, a RMB300 million loan facility to eHi Rental which has been drawn down in full. The purpose of the loan is to further expand our fleet size and operations. The loan facility has a term of three years and bears an interest rate of 6.9% per annum, payable on a quarterly basis. As current PRC government regulations restrict direct lending between companies, such loans are typically implemented through a loan entrustment agreement where a bank is used as an intermediary agent. Pursuant to the framework loan facility agreement, eHi Rental, Ctrip Travel Information and the Agricultural Bank of China entered into a separate entrusted bank loan agreement to set forth the detailed terms of such loan facility, and several of our PRC subsidiaries provided guarantees. In October 2016, we voluntarily repaid RMB200 million to Ctrip Travel Information before the due date, and only RMB100 million loan remained outstanding as of December 31, 2017. On April 27, 2018, we have repaid all outstanding loan under the framework loan facility agreement on schedule. Our related party interest expenses were RMB18.5 million in 2016 to RMB7.0 million (US$1.1 million) in 2017, respectively, as a result of this entrusted loan extended to us.

We maintain business cooperation with Ctrip in various aspects. We are the designated and preferred business partner of Ctrip in providing car rental services. Ctrip has integrated access to our car rental reservation system on its website since May 2012 and in its mobile applications since June 2014, and we pay a percentage of rental rates as commissions for successful car rental referrals. In addition, in December 2014, we started to expand and promote our chauffeured car services to a business-to consumer model through Ctrip’s website, mobile applications and offline channels. We entered into a service agreement (“Agreement") with Ctrip for car rental and car services referral. Pursuant to the Agreement, we pay a fixed percentage of car rental or car services rates from successful car referrals as commissions to Ctrip (resulting in related party payable balances), and Ctrip collects car rental and car services fees from individual customers on behalf of us.

In order to further promote the Company's car services to individual customers, starting from September 1, 2015, we entered into a supplementary agreement with Ctrip. Pursuant to this supplementary agreement, we need to pay a fixed minimum commission fee of referrals in addition to the fixed commission rates for car rental and car service referral mentioned in the Agreement.

In November 2016, an amendment was entered that the fixed minimum commission fee would no longer charged by Ctrip since then. Our related party selling and marketing expenses were RMB29.4 million in 2016 and RMB16.3 million (US$2.5 million) in 2017, respectively, as a result of these arrangements with Ctrip.

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

In connection with the Series D Preferred Share Purchase Agreement, we entered into a global affiliation agreement with Enterprise in March 2012, pursuant to which we and Enterprise could refer customers to each other and charge certain referral fees. In 2016, the referral fees we received or paid to Enterprise were both insignificant.

Contractual Arrangements among Our Wholly-foreign Owned Enterprises, Variable Interest Entities and the Variable Interest Entity Equity Holders

Due to PRC legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunications services, which include the commercial operations of Internet content services, we, similar to all other entities with foreign-incorporated holding company structures operating in our industry in China, entered into a series of contractual arrangements with our PRC incorporated variable interest entity eHi Information, and its shareholders in March 2014. eHi Information obtained the ICP license from the relevant telecommunication authorities on September 24, 2014. In January 2015, we entered into a series of contractual arrangements with our PRC incorporated variable interest entity eHi Car Sharing and its shareholders. The contractual arrangements collectively enable us to exercise effective control over the variable interest entities and realize substantially all of the economic risks and benefits arising from, the variable interest entities. As a result, we include the financial results of each of the variable interest entities in our consolidated financial statements in accordance with U.S. GAAP as if they were our wholly-owned subsidiaries.

Private Placement and Registration Rights Agreement

On May 22, 2015, we entered into definitive securities purchase agreements with Tiger Fund and SRS Funds pursuant to which we agreed to issue a total of 22,337,924 of our Class A common shares to the buyers at a price of US$6.00 per Class A common share (equivalent to US$12.00 per ADS), or the Primary Purchased Securities. We raised gross proceeds of approximately US$134.0 million from this private placement transaction. Under the terms of the securities purchase agreements, the Class A common shares were issued in two tranches: (a) the first tranche consisted of 11,437,924 Class A common shares, which were issued on May 22, 2015, and (b) the second tranche consisted of 10,900,000 Class A common shares, which were issued on June 30, 2015. In addition, two of our shareholders, Ctrip and Crawford, also entered into definitive agreements with the buyers for the sale of an aggregate of 2,666,666 Class A common shares (including certain shares represented by ADSs) at a price per Class A common share of US$6.00 (equivalent to US$12.00 per ADS), or the Secondary Purchased Securities, which was also closed on May 22, 2015.

On June 30, 2015, in connection with the issuance and sale of the Primary Purchased Securities and the Secondary Purchased Securities, or the Purchased Securities, we entered into a registration rights agreement with Tiger Global Mauritius Fund, SRS Partners I Mauritius Limited and SRS Partners II Mauritius Limited, or the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, at any time after the later of (i) November 22, 2015 and (ii) we have become eligible to register the Purchased Securities for resale on Form F-3, the holders of at least a majority of the Purchased Securities may request us to file no more than two(2) shelf registration statements in any twelve (12) month period to register the Purchased Securities and their relevant equity rights, and we are required to have such registration statement declared effective by the SEC no later than ninety (90) calendar days after such registration statement is filed with the SEC, subject to the limitations and conditions provided in the Registration Rights Agreement. We shall not be obligated to take any action to effect any registration unless the aggregate proceeds from the offering that is the subject of the registration exceeds US$5,000,000 or such lesser aggregate proceeds resulting from the sale of the then remaining Purchased Securities and their relevant equity rights. Under certain circumstances, if SEC does not permit the above registration statements to become effective, then we may reduce the number of shares to be included in such registration statement until SEC shall so permit. The Registration Rights Agreement also contains obligations, indemnities, contribution, assignment and amendment that are customary for private placements by public companies, and the registration rights set forth therein shall terminate on November 18, 2017.

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

See Item 18, “Financial Statements”.

Legal Proceedings

On April 13, 2018, Ctrip Investment Holding Ltd. (“Ctrip”), one of our registered shareholders, filed a petition in the Grand Court of The Cayman Islands (the “Court”) seeking alternative relief, including, among other things, requesting that the Court to enjoin the Company from relying upon the board resolutions adopted on April 6, 2018 and April 10, 2018, respectively, in connection with the Merger and requesting that the board and the special committee of the Company review the preliminary non-binding offer from Ocean Link Partners Limited for the purchase of all of the outstanding Shares (including Shares represented by ADSs) for US$14.50 in cash per ADS, or US$7.25 in cash per Share, subject to due diligence and negotiation of the definitive agreement. The Company believes Ctrip’s allegations and the basis for which it is seeking relief in its petition are without merit and intends to vigorously refute the petition.

Save as disclosed elsewhere in this annual report, we are currently not a party to, and are not aware of any threat of, any legal, arbitration or administrative proceedings that, in the opinion of our board of directors, are likely to have a material and adverse effect on our business, financial condition or results of operations. From time to time, we have become, and may in the future become, a party to various legal or administrative proceedings or claims arising in the ordinary course of our business. Regardless of the outcome, legal or administrative proceedings or claims may have an adverse impact on us because of defense and settlement costs, diversion of management attention, and other factors.

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

ITEM 9. THE OFFER AND LISTING

A.	Offering and listing details Price Range of Our ADSs

Our ADSs are listed for trading on the New York Stock Exchange under the symbol “EHIC”, and have been listed since November 18, 2014. The following table sets forth the high and low daily closing trading prices of our ADSs on the New York Stock Exchange for the periods indicated:

	Price per ADS (US$)
	High	Low
Annual:
2015	18.18	8.37
2016	13.70	8.32
2017	12.20	8.91
Quarterly:
First Quarter, 2016	13.70	10.30
Second Quarter, 2016	12.00	9.47
Third Quarter, 2016	11.72	9.83
Fourth Quarter, 2016	11.35	8.32
First Quarter, 2017	10.78	9.48
Second Quarter, 2017	10.29	9.25
Third Quarter, 2017	10.00	8.91
Fourth Quarter, 2017	12.20	9.46
First Quarter, 2018	12.77	11.33
Monthly
October 2017	12.20	9.75
November 2017	12.06	10.48
December 2017	11.64	10.99
January 2018	12.17	11.79
February 2018	12.00	11.33
March 2018	12.77	11.62
April 2018 (through April 27, 2018)	13.30	12.31

B.	Plan of Distribution

Not applicable.

C.	Markets

See Item 9.A above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices ofVistra (Cayman) Limited, Grand Pavilion, Hibiscus Way, 802 West Bay Road, PO Box 31119, Grand Cayman KY1-1205, Cayman Islands, or at such other place as our directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law or any other law of the Cayman Islands.

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

Voting Rights. Our Class A common shares and Class B common shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law or provided for in our ninth amended and restated memorandum and articles of association. In respect of matters requiring shareholders' vote, each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. In addition, the following matters are subject to the approval by the holders representing a majority of the aggregate voting power of our company and also by the holders of a majority of total outstanding Class A common shares: (i) a change of control event (as defined in our ninth amended and restated memorandum and articles of association), (ii) issuance of that number of common shares, or of securities convertible into or exercisable for that number of common shares, equal to or in excess of 20% of the number of all common shares outstanding immediately prior to the issuance of such shares or securities on an as-converted basis, if (x) such common shares are sold at a per share price less than the per share book or market value of the common shares or (y) such securities convertible into or exercisable for the common shares have a per share conversion or exercise price which is less than the per share book or market value of the common share; and (iii) issuance of common shares or of securities convertible into or exercisable for common shares to a director, officer or substantial security holder of our company on an individual basis exceeding either 1% of the total outstanding common shares on an as-converted basis or 1% of the aggregate voting power outstanding before such issuance. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or by any one or more shareholders present in person or by proxy entitled to vote.

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

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

On July 4, 2014, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange for Overseas Investment and Financing and Reverse Investment by Domestic Residents via Special Purpose Vehicles, or Circular 37, which replaced the Notice on Issues Relating to the Administration of Foreign Exchange for the Financing and Reverse Investment by Domestic Residents via Offshore Special Purpose Vehicles issued by SAFE in October 2005, or Circular 75. Pursuant to Circular 37, any PRC residents, including both PRC institutions and individual residents, are required to register with the local SAFE branch before making contribution to a company set up or controlled by the PRC residents outside of the PRC for the purpose of overseas investment or financing with their legally owned domestic or offshore assets or interests, referred to in this circular as a “special purpose vehicle.” Under Circular 37, the term “PRC institutions” refers to entities with legal person status or other economic organizations established within the territory of the PRC. The term “PRC individual residents” includes all PRC citizens (also including PRC citizens abroad) and foreigners who habitually reside in the PRC for economic benefits. A registered special purpose vehicle is required to amend its SAFE registration in the event of any change of basic information including PRC individual resident shareholder, name, term of operation, or PRC individual resident’s increase or decrease of capital, transfer or exchange of shares, merger, division or other material changes. In addition, if a non-listed special purpose vehicle grants any equity incentives to directors, supervisors or employees of domestic companies under its direct or indirect control, the relevant PRC individual residents could register with the local SAFE branch before exercising such options. The SAFE simultaneously issued a series of guidances to its local branches with respect to the implementation of Circular 37. Circular 37 modified certain defined terms un-der Circular 75 to clarify the SAFE registration scope. For example, Circular 37 broadened the definition of special purpose vehicle to offshore entities that were (i) established for the purpose of overseas investments by PRC residents (in addition to for the purpose of financing as defined under Circular 75) and (ii) established by PRC residents with their legally owned offshore assets or interests (in addition to domestic assets or interests as defined under Circular 75); and it also broadened the definition of reverse investment to include establishing new foreign invested entities or projects as a way of domestic direct investment by PRC residents, directly or indirectly, through special purpose vehicle, which was excluded by Circular 75. Furthermore, Circular 37 modified certain SAFE registration procedures and requirements for special purpose vehicles and clarified the SAFE registration procedures for equity incentive awards granted by non- listed special purpose vehicles to directors, supervisors or employees of their controlled domestic companies. The failure of these shareholders and/or beneficial owners to timely register or amend their SAFE registrations pursuant to the SAFE notice or the failure of future shareholders and/or beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such shareholders, beneficial owners and/or our PRC subsidiaries to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to our company or otherwise adversely affect our business.

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

Pursuant to Section 6 of the Tax Concessions Law (2018 Revision) of the Cayman Islands, we may obtain an undertaking from the Governor-in-Council:

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

Passive Foreign Investment Company

We believe that we were not a “passive foreign investment company,” or PFIC, for our taxable year ended December 31, 2017. However, we cannot be assure you that we will not be a PFIC in 2018 or any future taxable year.

In general, we will be classified as a passive foreign investment company, or the PFIC, in any taxable year if either: (a) the average quarterly value of our gross assets that produce passive income or are held for the production of passive income is at least 50% of the average quarterly value of our total gross assets, or the Asset Test or (b) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties). For purposes of the above tests, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. For purposes of the Asset Test, any cash and cash invested in short-term, interest bearing, debt instruments, or bank deposits that are readily convertible into cash will generally count as producing passive income or held for the production of passive income.

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

Based on the market price of our ADSs and common shares, the value of our assets, and the composition of our assets and income, we believe that we were not a “passive foreign investment company,” or PFIC, for our taxable year ended December 31, 2017, and we do not expect to be a PFIC for our taxable year ending December 31, 2018.

If we were to be or become treated as a PFIC for any year during which a U.S. Holder holds our ADS or common shares, our ADSs or common shares generally will continue to be treated as shares in a PFIC as to such U.S. Holder for all succeeding years during which such U.S. Holder holds our ADSs or common shares, unless we cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the ADSs or common shares. If you make a deemed sale election, you will be deemed to have sold the ADSs or common shares you hold at their fair market value as of the last day of the last year during which we were a PFIC. Any gain from such deemed sale would be taxed as an excess distribution as described below. Any loss from the deemed sale would not be recognized. After the deemed sale election, your ADSs or common shares with respect to which such election was made will generally not be treated as shares in a PFIC unless we subsequently become a PFIC. You are urged to consult your tax advisor regarding the deemed sale election.

If we were a PFIC for any taxable year during which you held our ADSs or common shares and you do not make a deemed sale election described above, certain adverse U.S. federal income tax rules would apply. You would generally be subject to additional taxes and interest charges on certain “excess distributions” we make and on any gain realized on the disposition or deemed disposition of your ADSs or common shares, regardless of whether we continue to be a PFIC in the year in which you receive an “excess distribution” or dispose of or are deemed to dispose of your ADSs or common shares. Distributions in respect of your ADSs or common shares during a taxable year would generally constitute “excess distributions” if, in the aggregate, they exceed 125% of the average amount of distributions with respect to your ADSs or common shares over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.

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

You are urged to consult your own tax advisor concerning the making of such a QEF election and in particular with regard to the application of the “excess distribution” rules to you on any gain realized on the disposition or deemed disposition of your ADSs or common shares, regardless of whether we continue to be a PFIC in the year in which you receive an “excess distribution” or dispose of or are deemed to dispose of your ADSs or common shares should you not make the QEF election with respect to the 2017 taxable year.

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

The RMB appreciated by 6.16% against the U.S. dollar in 2017. A hypothetical 10% increase in the exchange rate of the U.S. dollar against the RMB would have resulted in an increase of RMB59.0 million (US$9.1 million) in the value of our U.S. dollar-denominated long-term debts as of December 31, 2017.

Interest Rate Risk

Our main interest rate exposure relates to bank borrowings. In addition, our US$150 million syndicated loan bears interest at an applicable LIBOR plus a margin of 3.5% per annum. We also have interest-bearing assets, including cash and cash equivalents and restricted cash. We have not used any derivative financial instruments to hedge interest rate risk. As of December 31, 2017, our outstanding borrowing balance was RMB5,614.5 million, of which approximately 87% was at fixed rates, and the remaining 13% was at floating rates. As of December 31, 2017, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount outstanding as of December 31, 2017 that bear floating interest was outstanding for the entire fiscal year, our interest expenses would increase/decrease by RMB7.4 million for the year ended December 31, 2017.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the change of consumer price index in China was 1.4%, 2.0% and 1.6% in 2015, 2016 and 2017, respectively.

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

Fees Payable by the Depositary to Us

For the year ended December 31, 2017, we did not receive any reimbursement fee from the depositary.

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

Under the supervision and with the participation of our chief executive officer and chief financial officer, our management conducted an assessment of the effectiveness of internal control over financial reporting as of December 31, 2017 based on the criteria established in Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management determined that our internal control over financial reporting was ineffective due to the presence of the material weaknesses discussed in the following paragraph.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The following three material weaknesses were identified and included in management’s assessment. Management determined that the material weaknesses are related to (i) insufficient accounting resources and expertise necessary to comply with U.S. GAAP, (ii) lack of sufficient and documented financial closing policies and procedures, specifically those related to period end cut-off, accounts classification and presentation, and (iii) lack of effective risk assessment on acceptance of new type of corporate customers, and lack of effective control over approval and monitoring of credit limit and credit term granted to these corporate customers and collectability assessment on their receivable balances.

Remediation of Material Weaknesses

We have taken measures to address the material weaknesses, including (1) setting up and applied policies and procedures to regulate complex accounting areas; (2) allocating additional review resources for account reconciliations and non-ordinary and complex transactions; (3) engaging external tax advisor on complex tax matters in transfer pricing; (4) providing additional accounting and financial reporting training for our existing personnel. We believe that the actions taken have improved our internal control over financial reporting, and we will continue to take additional remedial steps, including but not limited to: (1) hiring additional qualified accounting personnel with appropriate U.S. GAAP accounting and SEC reporting experience to cope with our business expansion; (2) providing structured and more frequent training courses to our finance staff to enhance their understanding of our policies and procedures and the application of new accounting and reporting pronouncements; (3) formalizing and strengthening financial closing policies and procedures; (4) integrating operation system and accounting system to improve the efficiency and effectiveness of the reconciliation process; (5) strengthening the internal control on credit limit granted to each costumer and regularly review the outstanding accounts receivables balances.

We believe that the actions we are taking, as listed above, will help remedy the material weaknesses referred to above, and help strengthen our general internal controls and procedures over financial reporting. However, the process of designing and implementing an effective financial reporting system represents a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. While we have developed a remediation plan to address these material weaknesses, this remediation plan or any additional plan we plan to implement may be insufficient to address our material weaknesses and additional material weaknesses may be discovered in the future. We plan to continue to address and remediate additional control deficiencies we may identify during our evaluation process in 2018. See “Item 3. Key Information—D. Risk Factors—Risks relating to our business and industry— If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

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

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to our directors, executive officers and employees Our code of business conduct and ethics is publicly available on our website at http://www.1hai.cn and is filed as an exhibit to our registration statement on Form F-1 (No. 333-199150). We also will post any amendments to or waivers from a provision of our code of business conduct and ethics for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions on our website.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by specified category in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

(RMB in thousands)	2016	2017
Audit fees(1)	8,500	11,300
Audit-related fees(2)	—	2,850
Total fees	8,500	14,150

(1) “Audit fees” means the aggregate fees billed for each of the fiscal years listed for professional services rendered by our independent registered public accounting firm for the audit of our annual consolidated financial statement and the quarterly reviews of consolidated financial information.

(2) “Audit-related fees” represent aggregate of fees billed for each of the fiscal years listed for the assurance and related service rendered by our independent registered public accounting firm that are reasonably related to the audit or review of our consolidated financial statements that are not reported under “Audit Fees”. They also include fees billed for services that are provided by our independent registered public accounting firm in connection with our 2022 Senior Notes offering and aborted shares offering in 2017.

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

EXHIBITS INDEX

Exhibit Number	Description

1.1	Ninth Amended and Restated Memorandum and Articles of Association of eHi Car Services Limited, including the amendments thereto approved by a special resolution of shareholders passed on December 28, 2015 (incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F (File No. 001-36731) filed with the Securities and Exchange Commission on April 26, 2016)

2.1	Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form F-1/A (File No. 333-199150), as amended, initially filed with the Securities and Exchange Commission on November 6, 2014)

2.2	Specimen Certificate for Class A Common Shares (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form F-1/A (File No. 333-199150), as amended, initially filed with the Securities and Exchange Commission on November 3, 2014)

2.3	Form of Deposit Agreement among eHi Car Services Limited, JPMorgan Chase Bank, N.A., and holders and beneficial owners of American Depositary Shares issued thereunder (incorporated by reference to Exhibit (a) to the Registration Statement on Form F-6 (File No. 333-199819) filed with the Securities and Exchange Commission on November 3, 2014)

2.4	Indenture, dated December 8, 2015 among eHi Car Services Limited, its subsidiary guarantors and Citicorp International Limited, as trustee, constituting US$200 million Senior Unsecured Notes due 2018 (incorporated by reference to Exhibit 4.23 to our Annual Report on Form 20-F (File No. 001-36731) filed with the Securities and Exchange Commission on April 26, 2016)

2.5*	Indenture, dated August 14, 2017 among eHi Car Services Limited, its subsidiary guarantors and DB Trustees (Hong Kong) Limited, as trustee, constituting US$400 million Senior Unsecured Notes due 2022

4.1	Amended and Restated 2010 Performance Incentive Plan (incorporated by reference to Exhibit 10.3 to to the Registration Statement on Form F-1 (File No. 333-199150), as amended, initially filed with the Securities and Exchange Commission on October 3, 2014)

4.2	Form of 2014 Performance Incentive Plan (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 (File No. 333-199150), as amended, initially filed with the Securities and Exchange Commission on October 3, 2014)

4.3	Form of Indemnification Agreement between eHi Car Services Limited and its directors and executive officers (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-1 (File No. 333-199150), as amended, initially filed with the Securities and Exchange Commission on October 3, 2014)

4.4	Form of Employment Agreement between eHi Car Services Limited and its executive officers (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-1 (File No. 333-199150), as amended, initially filed with the Securities and Exchange Commission on October 3, 2014)

4.5	Global Affiliation Agreement dated March 28, 2012 between eHi Car Services Limited and Enterprise Holdings (China) LLC (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1/A (File No. 333-199150), as amended, initially filed with the Securities and Exchange Commission on November 3, 2014)

4.6	Third Amended and Restated Investors' Rights Agreement dated December 11, 2013 among eHi Car Services Limited and its shareholders (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form F-1 (File No. 333-199150), as amended, initially filed with the Securities and Exchange Commission on October 3, 2014)

4.7	English translation of the Exclusive Technical Services and Consulting Agreement dated March 13, 2014 between Shanghai eHi Car Rental Co., Ltd. and Shanghai eHi Information Technology Service Co., Ltd. (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-1 (File No. 333-199150), as amended, initially filed with the Securities and Exchange Commission on October 3, 2014)

4.8	English translation of the Loan Agreements dated March 10, 2014 between Shanghai eHi Car Rental Co., Ltd. and individual shareholders of Shanghai eHi Information Technology Service Co., Ltd. (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-1 (File No. 333-199150), as amended, initially filed with the Securities and Exchange Commission on October 3, 2014)

4.9	English translation of the Equity Pledge Agreements dated June 30, 2014 between Shanghai eHi Car Rental Co., Ltd. and individual shareholders of Shanghai eHi Information Technology Service Co., Ltd. (incorporated by to Exhibit 10.9 to the Registration Statement on Form F-1 (File No. 333-199150), as amended, initially filed with the Securities and Exchange Commission on October 3, 2014)

4.10	English translation of the Call Option and Cooperation Agreement dated March 13, 2014 between Shanghai eHi Car Rental Co., Ltd. and individual shareholders of Shanghai eHi Information Technology Service Co., Ltd. (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-1 (File No. 333-199150), as amended, initially filed with the Securities and Exchange Commission on October 3, 2014)

4.11	English translation of the Agreement on Authorization to Exercise Shareholder’s Voting Power dated March 13, 2014 between Shanghai eHi Car Rental Co., Ltd. and individual shareholders of Shanghai eHi Information Technology Service Co., Ltd. (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-1 (File No. 333-199150), as amended, initially filed with the Securities and Exchange Commission on October 3, 2014)

4.12	Form of Subscription Agreement between eHi Car Services Limited and concurrent private placement investors (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-1/A (File No. 333-199150), as amended, initially filed with the Securities and Exchange Commission on November 3, 2014)

4.13	English translation of the Exclusive Technical Services and Consulting Agreement dated January 25, 2015 between Shanghai eHi Car Rental Co., Ltd. and Shanghai eHi Car Sharing Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.13 to the annual report on Form 20-F (File No. 001-36731) filed with the Securities and Exchange Commission on April 22, 2015)

4.14	English translation of the Loan Agreement dated January 16, 2015 between Shanghai eHi Car Rental Co., Ltd. and individual shareholders of Shanghai eHi Car Sharing Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.14 to the annual report on Form 20-F (File No. 001-36731) filed with the Securities and Exchange Commission on April 22, 2015)

4.15	English translation of the Equity Pledge Agreements dated January 25, 2015 between Shanghai eHi Car Rental Co., Ltd. and individual shareholders of Shanghai eHi Car Sharing Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.15 to the annual report on Form 20-F (File No. 001-36731) filed with the Securities and Exchange Commission on April 22, 2015)

4.16	English translation of the Call Option and Cooperation Agreement dated January 25, 2015 between Shanghai eHi Car Rental Co., Ltd. and individual shareholders of Shanghai eHi Car Sharing Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.16 to the annual report on Form 20-F (File No. 001-36731) filed with the Securities and Exchange Commission on April 22, 2015)

4.17	English translation of the Agreement on Authorization to Exercise Shareholder’s Voting Power dated January 25, 2015 between Shanghai eHi Car Rental Co., Ltd. and individual shareholders of Shanghai eHi Car Sharing Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.17 to the annual report on Form 20-F (File No. 001-36731) filed with the Securities and Exchange Commission on April 22, 2015)

4.18	Securities Purchase Agreement dated May 22, 2015 among eHi Car Services Limited, Tiger Global Mauritius Fund, SRS Partners I Mauritius Limited and SRS Partners I Mauritius Limited (incorporated by reference to Exhibit 99.2 to the Form 6-K (File No. 001-36731) filed with the Securities and Exchange Commission on May 26, 2015)

4.19	Registration Rights Agreement dated June 30, 2015 among eHi Car Services Limited, Tiger Global Mauritius Fund, SRS Partners I Mauritius Limited and SRS Partners I Mauritius Limited (incorporated by reference to Exhibit 99.2 to the Form 6-K (File No. 001-36731) filed with the Securities and Exchange Commission on May 26, 2015 and June 30, 2015)

4.20	English translation of the Loan Facility Agreement dated April 28, 2015 between Shanghai eHi Car Rental Co., Ltd. and Ctrip Computer Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 4.20 to our Annual Report on Form 20-F (File No. 001-36731) filed with the Securities and Exchange Commission on April 26, 2016)

4.21§	Share Purchase Agreement dated June 2, 2015 and amended on June 20, 2015 relating to share transfer in Elite Plus Developments Limited (incorporated by reference to Exhibit 4.24 to the annual report on Form 20-F/A (File No. 001-36731) filed with the Securities and Exchange Commission on September 30, 2016)

4.22	English translation of the Financing Cooperation Agreement dated July 17, 2015 between Shanghai eHi Car Rental Co., Ltd. and China Development Bank (incorporated by reference to Exhibit 4.21 to our Annual Report on Form 20-F (File No. 001-36731) filed with the Securities and Exchange Commission on April 26, 2016)

4.23	Purchase Agreement dated December 1, 2015 for the issuance of US$200 million Senior Unsecured Notes due 2018 (incorporated by reference to Exhibit 4.22 to our Annual Report on Form 20-F (File No. 001-36731) filed with the Securities and Exchange Commission on April 26, 2016)

4.24*	Purchase Agreement dated August 3, 2017 for the issuance of US$400 million Senior Unsecured Notes due 2022

4.25	English translation of the Loan Contract dated January 8, 2016 between Shanghai eHi Car Rental Co., Ltd. and Shanghai Chenghuan Car Rental Co., Ltd. (incorporated by reference to Exhibit 4.25 to our Annual Report on Form 20-F (File No. 001-36731) filed with the Securities and Exchange Commission on April 26, 2016)

4.26	English translation of the Supplement to Loan Contract dated January 8, 2016 between Shanghai eHi Car Rental Co., Ltd. and Shanghai Chenghuan Car Rental Co., Ltd. (incorporated by reference to Exhibit 4.26 to our Annual Report on Form 20-F (File No. 001-36731) filed with the Securities and Exchange Commission on April 26, 2016)

4.27	English translation of the Guarantee Contract between Shanghai eHi Car Rental Co., Ltd. and Chenghuan Group (incorporated by reference to Exhibit 4.27 to our Annual Report on Form 20-F (File No. 001-36731) filed with the Securities and Exchange Commission on April 26, 2016)

4.28	English translation of the Guarantee Contract between Shanghai eHi Car Rental Co., Ltd., Cheng Rong and Ji Haifeng (incorporated by reference to Exhibit 4.28 to our Annual Report on Form 20-F (File No. 001-36731) filed with the Securities and Exchange Commission on April 26, 2016)

4.29	English translation of the Equity Pledge Agreement dated January 8, 2016 between Shanghai eHi Car Rental Co., Ltd. and Cheng Rong (incorporated by reference to Exhibit 4.29 to our Annual Report on Form 20-F (File No. 001-36731) filed with the Securities and Exchange Commission on April 26, 2016)

4.30	English translation of the Equity Pledge Agreement dated January 8, 2016 between Shanghai eHi Car Rental Co., Ltd. and Ji Haifeng (incorporated by reference to Exhibit 4.30 to our Annual Report on Form 20-F (File No. 001-36731) filed with the Securities and Exchange Commission on April 26, 2016)

4.31	English translation of the Supplemental Agreements to Loan Contract dated April 20, 2017 between Shanghai eHi Car Rental Co., Ltd. and Shanghai Chenghuan Car Rental Co., Ltd. (incorporated by reference to Exhibit 4.30 to our Annual Report on Form 20-F (File No. 001-36731) filed with the Securities and Exchange Commission on April 27, 2017)

4.32	Facility Agreement dated August 30, 2016 among eHi Car Services Limited, Deutsche Bank AG Hong Kong Branch, as Facility Agent, and DB Trustees (Hong Kong) Limited, as Security Agent, and certain banks, for the up to US$150 million syndicate loan facility (incorporated by reference to Exhibit 4.31 to our Annual Report on Form 20-F (File No. 001-36731) filed with the Securities and Exchange Commission on April 27, 2017)

4.33	Account Charge Agreement dated August 30, 2016 between eHi Car Services Limited, as Charger, and DB Trustees (Hong Kong) Limited, as Security Agent, for the interest reserve account charge under the up to US$150 million syndicate loan facility (incorporated by reference to Exhibit 4.32 to our Annual Report on Form 20-F (File No. 001-36731) filed with the Securities and Exchange Commission on April 27, 2017)

4.34	Agreement and Plan of Merger dated April 6, 2018 among eHi Car Services Limited, Teamsport Parent Limited, and Teamsport Bidco Limited (incorporated by reference to Exhibit 99.2 to the Form 20-F (File No. 001-36731) filed with the Securities and Exchange Commission on April 6, 2018)

8.1*	List of significant consolidated entities

11.1	Code of Business Conduct and Ethics of eHi Car Services Limited (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form F-1 (File No. 333-199150), as amended, initially filed with the Securities and Exchange Commission on October 3, 2014)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of Grandall Law Firm (Shanghai)

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

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

Date: April 30, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of eHi Car Services Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of eHi Car Services Limited and its subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers Zhong Tian LLP
Shanghai, the People's Republic of China
April 30, 2018

We have served as the Company's auditor since 2014.

EHI CAR SERVICES LIMITED

CONSOLIDATED BALANCE SHEETS

As of December 31, 2016 and 2017

(all amounts in RMB, except share and per share data, or as otherwise noted)

	As of December 31,
	2016	2017
	RMB	RMB	US$ (Note 2(d))

ASSETS
Current assets:
Cash and cash equivalents	529,518,517	671,350,459	103,184,676
Restricted cash	257,059,302	612,121,936	94,081,419
Accounts receivable, net of allowance for doubtful accounts of RMB9,159,321 and RMB14,447,724 as of December 31, 2016 and 2017, respectively	213,011,929	362,899,878	55,776,690
Receivables from a related party	1,755,889	83,323,718	12,806,621
Prepaid expenses and other current assets	727,787,345	1,505,857,012	231,445,985
Short-term loans receivable	50,000,000	50,000,000	7,684,859
Vehicles held for sale	160,732,289	78,904,246	12,127,361
Deferred tax assets, current	1,839,973	-	-
Total current assets	1,941,705,244	3,364,457,249	517,107,611

Long-term investment	-	10,800,000	1,659,930
Property and equipment, net	5,723,569,175	7,057,045,317	1,084,648,005
Intangible assets	64,101,470	66,505,752	10,221,747
Vehicle purchase deposits	420,922,908	367,839,691	56,535,925
Deferred tax assets, non-current	649,675	-	-
Other non-current assets	10,010,628	61,814,009	9,500,639
Total assets	8,160,959,100	10,928,462,018	1,679,673,857

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	179,877,847	617,870,011	94,964,882
Payables due to a related party	16,083,610	210,833	32,404
Accrued expenses and other current liabilities	268,491,387	433,886,742	66,687,172
Income tax payable	5,436,989	18,180,848	2,794,345
Short-term debt due to third parties	926,219,333	2,557,445,857	393,072,231
Short-term debt due to a related party	-	100,000,000	15,369,719
Total current liabilities	1,396,109,166	3,727,594,291	572,920,753

Long-term debt due to third parties	2,667,822,989	2,957,056,474	454,491,258
Long-term debt due to a related party	100,000,000	-	-
Deferred tax liabilities, non-current	1,061,542	27,638,307	4,247,930
Other non-current liabilities	4,835,862	9,626,177	1,479,516
Total liabilities	4,169,829,559	6,721,915,249	1,033,139,457

Commitments and contingencies (Note 20)

The accompanying notes are an integral part of the consolidated financial statements.

EHI CAR SERVICES LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

As of December 31, 2016 and 2017

(all amounts in RMB, except share and per share data, or as otherwise noted)

	As of December 31,
	2016	2017
	RMB	RMB	US$ (Note 2(d))

Shareholders’ equity:
Common shares, US$0.001 par value, 500,000,000 and 500,000,000 (including 407,328,619 Class A and 92,671,381 Class B) shares authorized; 138,860,287 (including 67,547,921 Class A and 71,312,366 Class B) and 138,890,287 (including 73,251,730 Class A and 65,638,557 Class B) shares issued and outstanding as of December 31, 2016 and December 31, 2017, respectively	878,463	878,663	135,048
Additional paid-in capital	4,474,702,198	4,489,246,326	689,984,527
Accumulated other comprehensive income	43,201,465	121,858,122	18,729,250
Accumulated deficit	(527,652,585)	(405,436,342)	(62,314,425)
Total shareholders’ equity	3,991,129,541	4,206,546,769	646,534,400
Total liabilities and shareholders’ equity	8,160,959,100	10,928,462,018	1,679,673,857

The accompanying notes are an integral part of the consolidated financial statements.

EHI CAR SERVICES LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2015, 2016 and 2017

(all amounts in RMB, except share and per share data, or as otherwise noted)

	For the Years Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$ (Note 2(d))

Net revenues:
Car rentals	1,100,578,473	1,663,546,502	2,196,455,811	337,589,077
Car services	350,051,279	445,397,923	543,066,377	83,467,774
Total net revenues	1,450,629,752	2,108,944,425	2,739,522,188	421,056,851

Cost of revenues	(1,137,978,490)	(1,515,281,510)	(1,880,348,975)	(289,004,346)
Gross profit	312,651,262	593,662,915	859,173,213	132,052,505

Selling and marketing expenses:
Third party	(48,868,854)	(67,788,291)	(122,768,279)	(18,869,139)
Related party	(16,190,063)	(29,399,234)	(16,263,674)	(2,499,681)
Total selling and marketing expenses	(65,058,917)	(97,187,525)	(139,031,953)	(21,368,820)
General and administrative expenses	(183,548,522)	(251,938,077)	(270,670,181)	(41,601,245)
Other operating income	10,763,962	10,310,089	3,762,667	578,311
Total operating expenses	(237,843,477)	(338,815,513)	(405,939,467)	(62,391,754)
Income from operations	74,807,785	254,847,402	453,233,746	69,660,751

Interest income	2,652,636	8,413,945	14,962,132	2,299,638
Interest expense:
Third party	(109,566,064)	(206,425,222)	(273,588,999)	(42,049,859)
Related party	(14,202,500)	(18,534,167)	(6,995,833)	(1,075,240)
Total interest expense	(123,768,564)	(224,959,389)	(280,584,832)	(43,125,099)
Gain from waiver of warrants	16,869,935	-	-	-
Gain from sale of cost method investment	803,059,728	-	-	-
Other income, net	10,205,275	1,444,129	1,957,019	300,788
Early extinguishment of debt costs	-	-	(19,976,776)	(3,070,374)
Income before income taxes	783,826,795	39,746,087	169,591,289	26,065,704
Provision for income taxes	(87,487,990)	(6,610,971)	(47,375,046)	(7,281,411)
Net income	696,338,805	33,135,116	122,216,243	18,784,293

EHI CAR SERVICES LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Continued)

For the Years Ended December 31, 2015, 2016 and 2017

(all amounts in RMB, except share and per share data, or as otherwise noted)

	For the Years Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$ (Note 2(d))

Net income	696,338,805	33,135,116	122,216,243	18,784,293
Change in cumulative foreign currency translation adjustment, net of tax of nil	73,410,193	(31,353,357)	78,656,657	12,089,307
Comprehensive income	769,748,998	1,781,759	200,872,900	30,873,600

Weighted average number of common shares used in computing net income per share
Basic	126,758,363	137,621,702	138,794,624	138,794,624
Diluted	128,403,877	138,552,031	139,593,917	139,593,917

Net income per common share attributable to common shareholders
Basic	5.49	0.24	0.88	0.14
Diluted	5.42	0.24	0.88	0.13

Net income per ADS*
Basic	10.99	0.48	1.76	0.27
Diluted	10.85	0.48	1.75	0.27

* Each ADS represents two Class A common shares

The accompanying notes are an integral part of the consolidated financial statements.

EHI CAR SERVICES LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2015, 2016 and 2017

(all amounts in RMB, except share and per share data, or as otherwise noted)

				Accumulated other		Total
	Common shares		Additional	comprehensive	Accumulated	shareholders’
	Shares	Amount	paid-in capital	income	deficit	equity

Balance as of December 31, 2014	114,379,243	727,825	3,621,645,725	1,144,629	(1,257,126,506)	2,366,391,673
Share-based compensation	—	—	13,983,246	—	—	13,983,246
Exercises of share options	416,246	2,617	5,086,403	—	—	5,089,020
Issuance of Class A common shares in private placement, net of issuance costs	22,337,924	136,559	792,723,782	—	—	792,860,341
Net income	—	—	—	—	696,338,805	696,338,805
Foreign currency translation adjustments	—	—	—	73,410,193	—	73,410,193
Balance as of December 31, 2015	137,133,413	867,001	4,433,439,156	74,554,822	(560,787,701)	3,948,073,278
Share-based compensation	—	—	16,040,947	—	—	16,040,947
Exercises of share options	1,726,874	11,462	25,222,095	—	—	25,233,557
Net income	—	—	—	—	33,135,116	33,135,116
Foreign currency translation adjustments	—	—	—	(31,353,357)	—	(31,353,357)
Balance as of December 31, 2016	138,860,287	878,463	4,474,702,198	43,201,465	(527,652,585)	3,991,129,541
Share-based compensation	—	—	13,588,843	—	—	13,588,843
Exercises of share options	30,000	200	955,285	—	—	955,485
Net income	—	—	—	—	122,216,243	122,216,243
Foreign currency translation adjustments	—	—	—	78,656,657	—	78,656,657
Balance as of December 31, 2017	138,890,287	878,663	4,489,246,326	121,858,122	(405,436,342)	4,206,546,769

The accompanying notes are an integral part of the consolidated financial statements.

EHI CAR SERVICES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2015, 2016 and 2017

(all amounts in RMB, except share and per share data, or as otherwise noted)

	For the Years Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$ (Note 2(d))

Cash flows from operating activities:
Net income	696,338,805	33,135,116	122,216,243	18,784,293
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	1,641,596	1,548,077	5,288,403	812,813
Depreciation and amortization	474,721,487	668,018,253	755,065,789	116,051,487
Amortization of debt issuance costs and discounts	816,082	17,372,579	27,357,231	4,204,729
Share-based compensation	13,983,246	16,040,947	13,588,843	2,088,567
Gain from waiver of warrants	(16,869,935)	—	—	—
Gain from sale of cost method investment	(803,059,728)	—	—	—
Deferred taxes	—	(2,489,648)	29,066,413	4,467,426
Foreign currency exchange (gain) loss, net	—	11,608,634	(47,372,152)	(7,280,966)
Early extinguishment cost	—	—	19,976,776	3,070,374
Cost related to aborted offering	—	—	3,923,420	603,019
Changes in operating assets and liabilities:
Accounts receivable	(69,327,865)	(35,008,430)	(155,176,352)	(23,850,169)
Receivables due from a related party	(7,346,590)	5,611,366	(81,567,829)	(12,536,746)
Prepaid expenses and other assets	(166,490,292)	(251,622,358)	(165,210,245)	(25,392,350)
Income taxes payable	81,996,755	(84,281,714)	12,743,859	1,958,695
Accounts payable	2,449,643	8,750,324	24,613,565	3,783,036
Payables due to a related party	10,082,871	5,329,696	(15,872,777)	(2,439,601)
Accrued expenses and other current liabilities	77,754,819	26,731,063	171,224,002	26,316,647
Net cash provided by operating activities	296,690,894	420,743,905	719,865,189	110,641,254

Cash flows from investing activities:
Purchase of property and equipment	(2,183,382,209)	(3,687,792,595)	(3,252,477,106)	(499,896,578)
Purchase of intangible assets	(6,850,853)	(12,779,230)	(2,626,798)	(403,731)
Proceeds from disposal of property and equipment	241,754,708	410,717,362	1,057,279,427	162,500,873
Cash paid for cost method investment	—	—	(10,800,000)	(1,659,930)
Proceeds from waiver of warrants	18,409,199	—	—	—
Proceeds from sale of cost method investment, net of related transaction costs	954,428,056	—	—	—
Cash paid relating to other investing activities	(2,090,288)	—	—	—
Increase in restricted cash	(14,185,928)	(38,874,782)	(377,036,251)	(57,949,411)
Cash paid for a business combination, net of cash acquired	—	(3,229,998)	—	—
Cash paid for loans to a third party	—	(50,000,000)	—	—
Net cash used in investing activities	(991,917,315)	(3,381,959,243)	(2,585,660,728)	(397,408,777)

EHI CAR SERVICES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

For the Years Ended December 31, 2015, 2016 and 2017

(all amounts in RMB, except share and per share data, or as otherwise noted)

	For the Years Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$ (Note 2(d))

Cash flows from financing activities:
Proceeds from exercise of share options	4,891,204	25,431,373	955,485	146,855
Proceeds from issuance of Class A common shares in private placement, net of issuance costs	792,860,341	—	—	—
Proceeds from borrowings from third parties	704,095,594	2,142,363,443	1,874,385,912	288,087,840
Proceeds from borrowings from a related party	300,000,000	—	—	—
Repayment of borrowings to third parties	(741,253,447)	(1,166,755,309)	(1,441,476,300)	(221,550,851)
Repayment of borrowings to a related party	—	(200,000,000)	—	—
Payment for property and equipment beyond 3 months after purchase	—	—	(11,212,572)	(1,723,341)
Proceeds from issuance of 2018 Senior Notes, net of issuance costs	1,241,289,905	—	—	—
Payment for IPO issuance costs	(20,656,597)	—	—	—
Payment of professional fees for issuance of 2018 Senior Notes	—	(2,740,945)	—	—
Payment of professional fees for aborted offerings	—	—	(1,748,969)	(268,812)
Repayment of Syndicated loan	—	—	(1,000,335,000)	(153,748,674)
Proceeds from issuance of 2022 Senior Notes, net of issuance costs	—	—	2,611,624,352	401,399,313
Net cash provided by financing activities	2,281,227,000	798,298,562	2,032,192,908	312,342,330

Effect of exchange rate changes on cash and cash equivalents	97,880,059	82,346,911	(24,565,427)	(3,775,637)
Net increase (decrease) in cash and cash equivalents	1,683,880,638	(2,080,569,865)	141,831,942	21,799,170
Cash and cash equivalents-beginning of year	926,207,744	2,610,088,382	529,518,517	81,385,506
Cash and cash equivalents-end of year	2,610,088,382	529,518,517	671,350,459	103,184,676

Supplemental disclosure for cash flow information
Cash paid for interest	115,018,836	206,010,610	173,464,046	26,660,936
Cash paid for income taxes	5,491,235	93,382,333	5,564,773	855,290

Supplemental disclosure of non-cash investing and financing activities:
Sales of property and equipment included in receivables	20,366,352	127,915,314	350,629,000	53,890,691
Changes in vehicle purchase deposits	42,543,272	204,195,008	(53,083,217)	(8,158,741)
Accounts payable for purchase of property, plant and equipment	777,961,654	163,190,564	576,569,163	88,617,058
Accrued professional fees for issuance of 2018 Senior Notes	2,740,945	—	—	—
Accrued professional fees for aborted offering	—	—	2,174,451	334,207
Subscription receivables related to share option exercises	197,816	—	—	—

The accompanying notes are an integral part of the consolidated financial statements.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

As of December 31, 2017, the Company and its principal subsidiaries and VIEs are as follows:

	Percentage of ownership or indirect economic ownership	Date of incorporation/ acquisition	Place of incorporation
Parent company and offshore holding companies
eHi Car Services Limited (“Company”)	Parent	August 3, 2007	Caymans
eHi Auto Services (Hong Kong) Holding Limited (“eHi Hong Kong”)	100%	September 24, 2010	Hong Kong
L&L Financial Leasing Holding Limited	100%	October 17, 2013	Hong Kong
Brave Passion Limited (“Brave Passion”)	100%	May 26, 2015	British Virgin Islands
Wholly owned subsidiaries
Shuzhi Information Technology (Shanghai) Co., Ltd. (“Shuzhi”)	100%	March 21, 2008	PRC
Shanghai eHi Car Rental Co., Ltd. (“eHi Rental”)	100%	March 10, 2008	PRC
Beijing eHi Car Rental Co., Ltd. (subsidiary of eHi Rental)	100%	August 20, 2008	PRC
Chongqing eHi Car Rental Co., Ltd. (subsidiary of eHi Rental)	100%	December 5, 2009	PRC
Shanghai Smart Brand Auto Driving Services Co., Ltd (“Shanghai Smart Brand,” subsidiary of Shuzhi)	100%	April 13, 2011	PRC
eHi Auto Services (Jiangsu) Co., Ltd. (subsidiary of eHi Hong Kong)	100%	December 23, 2011	PRC
Shanghai eHi Chengshan Car Rental Co., Ltd. (subsidiary of eHi Rental)	100%	August 16, 2012	PRC
Shanghai Taihan Trading Co., Ltd.	100%	November 10, 2013	PRC
Shanghai Taihao Financial Leasing Co., Ltd.	100%	January 7, 2014	PRC
Shanghai Taide Financial Leasing Co., Ltd.	100%	June 23, 2014	PRC
eHi Car Rental Management Services (Shanghai) Co., Ltd (subsidiary of eHi Rental)	100%	November 10, 2015	PRC
Consolidated variable interest entities (“VIEs”)
Shanghai eHi Information Technology Service Co., Ltd. (“eHi Information”)	100%	March 13, 2014	PRC
Shanghai eHi Car Sharing Information Technology Co., Ltd. (“eHi Car Sharing”)	100%	January 12, 2015	PRC

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(all amounts in RMB, except share and per share data, unless otherwise stated)

1. ORGANIZATION AND DESCRIPTION OF BUSINESS (Continued)

On November 18, 2014, the Company completed its initial public offering (“IPO”) and became listed on the New York Stock Exchange by issuing 10,000,000 American Depositary Shares (“ADSs”) at the price of US$12.00 per ADS for total gross proceeds of US$120 million. Each ADS represents two Class A common shares. The Company issued additional 8,333,332 Class A common shares in a private placement concurrent with the IPO, at the price of $6.00 per Class A common share for total proceeds of US$50 million. Upon the completion of the IPO, all of the Company’s 77,999,069 then-outstanding preferred shares and 6,096,842 then-outstanding common shares were immediately converted into and/or re-designated as Class B common shares.

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

The consolidated financial statements of the Company, its subsidiaries and VIEs are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The Company had negative working capital of RMB 363,137,042 at December 31, 2017 primarily due to the maturity of the 2018 Senior Notes in December 2018. The management believes that the Company's current cash position as of December 31, 2017, the cash expected to be generated through the disposal of the Company's vehicles subject to repurchase programs (note 2(l)), operations and funds available from borrowings under the bank facilities will be sufficient to meet the Company’s working capital and capital expenditure for at least the next twelve months from the date these financial statements were issued. As such, these financial statements are prepared under the going concern assumption which contemplates the realisation of assets and the liquidation of liabilities in the ordinary course of business.

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

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include the allowance for doubtful accounts, costs related to customer loyalty programs, useful lives of vehicles and other tangible or intangible assets, residual values of vehicles, impairment of intangibles and long-lived assets, certain accruals or contingent liabilities, valuation allowances for deferred tax assets, provisions for uncertain tax positions, valuation of share-based awards and forfeiture rates.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. The resulting exchange differences are included in the consolidated statements of comprehensive income as general and administrative expenses. Transaction gains and losses resulting from intercompany foreign currency transactions that are of a long-term investment nature are treated in the same manner as translation adjustments and included in cumulative translation adjustments, which is a separate component of shareholders’ equity in the consolidated financial statements.

Assets and liabilities of the Company and its subsidiaries incorporated outside of the PRC are translated into RMB at year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the year. Translation adjustments are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income or loss in the consolidated statements of changes in shareholders’ equity. The rates of exchange for the U.S. dollar used for translation purposes were RMB6.9370 on December 31, 2016 and RMB6.5342 on December 31, 2017. The average rates of exchange for the U.S. dollar used for translation purposes were RMB6.2284, RMB6.6401, and RMB6.7547 for 2015, 2016, and 2017, respectively.

The unaudited United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader. Unless the amounts were from transactions originally denominated in U.S. dollars or otherwise noted, all translations from RMB into U.S. dollars and from U.S. dollars to RMB for the convenience of the reader were calculated at the rate of US$1.00 = RMB6.5063 on December 31, 2017, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

When providing services, the Company generally requires individual customers to make advance payments, or a deposit from the corporate and institutional clients before services are rendered. Accounts receivable primarily represents those receivables derived in the ordinary course of business in relation to corporate and institutional clients. The Company offers payment terms in the range of 5 — 120 days to the corporate and institutional clients. Substantially all revenue was derived from customers located in China.

Except for Ctrip (Note 21), no single customer accounted for more than 10% of the Company’s consolidated accounts receivable as of December 31, 2016 and 2017, or for more than 10% of the Company’s consolidated net revenues in any of the periods presented.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(all amounts in RMB, except share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)	Cash and cash equivalents

Cash and cash equivalents consist of cash in banks, which are unrestricted as to withdrawal or use.

(g)	Restricted cash

Restricted cash includes cash and cash equivalents that are not readily available for the Company’s normal disbursements. Restricted cash and cash equivalents are primarily related to cash deposits with banks and financial institutions required as part of the Company’s short-term borrowing arrangements (Note 9).

(h)	Investments

The Company’s investments include cost method investments and held to maturity investments.

We use the cost method of accounting for equity investments that are not considered debt securities or equity securities that have readily determinable fair values and over which we have neither significant influence nor control through investments in common stock or in-substance common stock. Under the cost method, we carry the investment at cost and recognizes income to the extent of dividends received from the distribution of the equity investee’s post-acquisition profits. The investments that we intend and are able to hold to maturity are classified as held-to-maturity investments and are stated at amortized cost. We monitor our investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information.

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

Vehicles held for sale consist of used vehicles subject to signed sales agreements awaiting completion of title transfer. When a vehicle is reclassified as held for sale and transferred from property, plant and equipment, it is not further depreciated and is stated at lower of cost and net realizable value. Cost is the net book value upon the reclassification of the vehicle. Net realizable value is the selling price in accordance with the sales agreement less the estimated costs to be incurred upon the completion of title transfer. As of December 31, 2017, the vehicles reclassified as held for sale are expected to complete title transfer within one year.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(all amounts in RMB, except share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l)	Property and equipment, net

Property and equipment is stated at cost, less accumulated depreciation and impairment. Initial cost is comprised of the purchase price, plus any costs directly attributable to bringing the property and equipment to the location and condition necessary for its intended use. Depreciation of property and equipment is calculated on a straight-line basis, after consideration of expected useful lives and estimated residual values. The Company begins depreciating vehicles when they are ready for their intended use. The estimated useful lives of these assets are generally as follows:

Category	Estimated useful lives
Vehicles	1-4 years
In-car equipment	3 years
Office furniture and equipment	5 years
Software	3 - 5 years
Building	39 years
Leasehold improvements	Over the shorter of the lease term or the estimated useful life - 1-5 years

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

The Company monitors accounting estimates relating to vehicles on a quarterly basis, including the depreciation rates and estimated residual values. Changes made to estimates are reflected in vehicle-related depreciation expense on a prospective basis. In addition, depreciation expense associated with vehicles subject to repurchase programs is recorded based on the contractual repurchase prices and holding periods, and is adjusted if the repurchase conditions are not met. When a vehicle is reclassified as held for sale, it is not further depreciated and is accounted for as held for sale. Gain or loss on disposed vehicles or loss on vehicles held for sale is recognized as an adjustment to depreciation expense as part of cost of revenues. The Company recorded a net loss of RMB5,055,620, a net gain of RMB1,848,313 and a net gain of RMB24,241,209 on disposals of vehicles set off by loss from reclassification of vehicles held-for-sale from property and equipment for the years ended December 31, 2015, 2016 and 2017, respectively. The Company fully writes off the net carrying value of a vehicle if the vehicle cannot be tracked via the installed GPS system for more than six months and cannot be otherwise located, as the Company believes that the chance of recovering the vehicle in such circumstances is remote, such losses are recorded as part of cost of revenues.

(m)	Intangible assets

Intangible assets are substantially comprised of car rental operating licenses and vehicle license plates acquired from third parties and local administration authorities. Gross carrying value totaled RMB64,101,470 and RMB66,505,752 as of December 31, 2016 and 2017, respectively.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(all amounts in RMB, except share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)	Intangible assets (Continued)

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

(n)	Impairment of intangible assets and long-lived assets

The Company evaluates intangible assets and long-lived assets for impairment whenever events or changes in circumstances indicate that the assets might be impaired. For long-lived assets, when these events occur, the Company evaluates impairment by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition.  For indefinite lived assets, the impairment test consists of a comparison of the fair value with carrying value. If the carrying value of an intangible asset exceeds its fair value, which is generally determined using the income approach, market approach, or a combination thereof, an impairment loss is recognized. No impairment charges were recognized for the years ended December 31, 2015, 2016, and 2017.

(o)       Deposits and advances from customers

Customer deposits:

The Company collects deposits from corporate and institutional clients upon entering into negotiated contracts, and such amount is refundable at the end of the contract period provided no contract violations are noted. For individual customers, the Company collects additional amounts from them upon return of the rental vehicle based on the estimated repair and other relevant costs. In situations where the contract is violated or damage is caused to the vehicle, customer deposits received are used to offset expenses incurred in the period such incidents occur, and the excess amount is returned to customers. The customer deposits are classified as accrued expenses and other current liabilities on the consolidated balance sheets. The Company records a loss in the consolidated statements of comprehensive income if expenses incurred for repair exceed customer deposit amounts.

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

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(all amounts in RMB, except share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(p)	Revenue recognition (Continued)

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

In the accompanying consolidated statements of comprehensive income, revenue is presented net of business tax, VAT and other related surcharges. Costs of revenue associated with car rentals and car services have not been presented separately as the Company cannot reasonably and reliably estimate and allocate expenses to each of the revenue streams.

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

(r)	Net investment in direct financing leases

For leases where the Company is the lessor, a transaction is accounted for as a direct financing lease if the transaction satisfies one of the four capital lease conditions as discussed under the capital lease obligations in note 2(q), the collectability of the minimum lease payments is reasonably predictable, and there are no important uncertainties surrounding the amount of unreimbursable costs yet to be incurred by the Company under the lease.

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

The Company records revenue attributable to direct financing leases so as to produce a constant rate of return on the balance of the net investment in the lease. Total direct financing leases revenues were RMB7,197,316, RMB10,140,216 and RMB3,875,346 for the years ended December 31, 2015, 2016 and 2017, respectively, and were recorded in car rental revenues in the consolidated statements of comprehensive income ..

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(all amounts in RMB, except share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(s)           Customer loyalty program

The Company has a customer loyalty program where registered members earn points upon eligible purchases and such points can be redeemed for free rental periods, mileage upgrades, and other free gifts.  The Company estimates the incremental costs associated with the Company’s future obligation to its customers, and records them as selling and marketing expense in the consolidated statements of comprehensive income. Unredeemed membership points are recorded in accrued expenses and other current liabilities in the consolidated balance sheets. The Company adjusts the liability associated with the customer loyalty program based on the Company’s estimate of future redemption of membership points prior to their expiration, which is three calendar years from the day the membership points are awarded. As of December 31, 2016 and 2017, the accrued liabilities associated with the customer loyalty program were RMB7,185,774 and RMB9,048,815, respectively.

(t)	Advertising costs

The Company expenses advertising costs as incurred. Total advertising expenses were RMB28,946,698, RMB38,968,240 and RMB89,925,181 for the years ended December 31, 2015, 2016 and 2017, respectively, and were recorded in selling and marketing expenses in the consolidated statements of comprehensive income.

(u)	Taxation

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and tax credits, if any. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in which temporary differences are expected to be received or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of operations in the period of the enactment of the change. The Company has adopted ASU 2015-17 prospectively since January 1, 2017, deferred tax assets and liabilities are classified as non-current on the consolidated balance sheet.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(all amounts in RMB, except share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(v)	Government grants and subsidy income

The Company receives government grants and subsidies in the PRC from various levels of local governments from time to time which are granted for general corporate purposes and to support its ongoing operations in the regions. These government subsidies are recorded as other operating income in the consolidated statement of comprehensive income in the period cash is received. For government grants that contain certain operating conditions, the amounts are recorded as liabilities when received, and are recognized in the consolidated statements of comprehensive income as a reduction of the related costs for which the grants are intended to compensate when the conditions are met. Government grants relating to property, plant and equipment are included in non-current liabilities as deferred government grants and are credited to the consolidated statements of comprehensive income as reductions to depreciation expense on a straight-line basis over the expected lives of the related assets.

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

The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable, short-term loans receivable, accounts payable, advances from customers, certain accrued expenses and other current liabilities, and short-term and long-term debt. The carrying amounts of short-term financial instruments, excluding short-term debt, approximate their fair values due to the short-term maturity of these instruments. The carrying amounts of short-term debt as of December 31, 2016 and December 31, 2017 approximate their fair values as the interest rates they bear reflected the current quoted market yield for comparable debt (Level 2 inputs). The fair value of long-term borrowings is estimated based on quoted market rates as well as borrowing rates currently available for borrowings with a similar term, and the fair value of 2018 Senior Notes and 2022 Senior Notes are estimated based on the average of the bid and ask price as of December 31, 2016 and December 31, 2017 (Level 2 inputs). The fair values of long-term debts including long-term borrowings, 2018 Senior Notes and 2022 Senior Notes were RMB3,214,860,166 and RMB4,770,908,702 as of December 31, 2016 and 2017, as follows:

	As of December 31, 2016		As of December 31, 2017
	Nominal Unpaid Principal Balance	Aggregate Fair Value	Nominal Unpaid Principal Balance	Aggregate Fair Value
Long-term borrowings, including current portion	1,747,583,173	1,755,993,820	831,202,361	833,969,309
2018 Senior Notes	1,387,400,000	1,458,866,346	1,306,840,000	1,332,252,796
2022 Senior Notes	-	-	2,613,680,000	2,604,686,597
Total long-term debt	3,134,983,173	3,214,860,166	4,751,722,361	4,770,908,702

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

The Company recognizes share-based compensation based on the grant date fair value of equity awards, with compensation expense, net of a forfeiture rate, recognized over the period in which the grantee is required to provide services to the Company in exchange for the equity award. Share-based compensation expense is recognized (i) immediately at the grant date for awards with no vesting conditions or (ii) using the straight-line method for awards with graded vesting features and service conditions only. Share-based compensation expense is classified in the consolidated statements of comprehensive income based upon the job function of the grantee. For the years ended December 31, 2015, 2016 and 2017, the Company recognized share-based compensation expense of RMB13,983,246, RMB16,040,947 and RMB13,588,843, respectively, as follows:

	For the years ended December 31,
	2015	2016	2017
Cost of revenues	361,951	839,543	843,761
Selling and marketing expenses	894,680	401,498	336,139
General and administrative expenses	12,726,615	14,799,906	12,408,943
Total	13,983,246	16,040,947	13,588,843

(z)	Debt issuance costs and debt discounts

The Company incurs costs in connection with debt issuance, such as legal and accounting fees. Debt issuance costs and debt discounts are initially recorded as direct deduction from the associated debt liability, and are amortized to interest expense over the term of the respective debt using the effective interest method.

(aa)	Earnings per share

Basic earnings per share is computed by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between common shares and other participating securities based on their participating rights. Net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the losses. Diluted earnings per share is calculated by dividing net income attributable to common shareholders by the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares consist of shares issuable upon the exercise of share options using the treasury stock method. Common equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

Basic and diluted earnings per share are not reported separately for Class A or Class B common shares as each class of shares has the same rights to undistributed and distributed earnings.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

(ac)	Business Combinations

In accordance with ASC 805, Business Combinations, in business combinations not involving entities or businesses under common control, the Company measured the cost of an acquisition as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred and equity instruments issued. The transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of the (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income.

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

A non-controlling interest is recognized to reflect the portion of a subsidiary’s equity which is not attributable, directly or indirectly, to the Company. Consolidated net income on the consolidated statements of comprehensive income includes the net income attributable to non-controlling interests when applicable. The cumulative results of operations attributable to non-controlling interests are also recorded as non-controlling interests in the Company’s consolidated balance sheets. Cash flows related to transactions with non-controlling interests are presented under financing activities in the consolidated statements of cash flows when applicable.

(ad)	Recently issued accounting standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, "Revenue from Contracts with Customers," or ASU 2014-09. This update contains new accounting literature relating to how and when a company recognizes revenue. Under ASU 2014-09, a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services. ASU 2014-09 is effective for the Company’s fiscal year beginning January 1, 2018, which reflects a one year deferral approved by the FASB in July 2015, with early application permitted provided that the effective date is not earlier than the original effective date (which would be the Company’s fiscal year beginning January 1, 2017). In March 2016, the FASB issued an amendment (ASU 2016-08) to the new revenue recognition guidance clarifying how to determine if an entity is a principal or agent in a transaction. In April (ASU 2016-10), May (ASU 2016-12), and December (ASU 2016-20) of 2016, the FASB further amended the guidance to include performance obligation identification, licensing implementation, collectability assessment and other presentation and transition clarifications. The effective date and transition requirements for the amendments in this ASU are the same as the effective date and transition requirements for Topic 606 (and any other Topic amended by ASU 2014-09). ASU 2014-09 becomes effective for the Company on January 1, 2018. The standard permits the use of either the full retrospective or modified retrospective transition method. The Company is currently in the process of analyzing each of its revenue streams and anticipates that the adoption of ASU 2014-09 will not have significant impact on its financial statements and related disclosures.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(all amounts in RMB, except share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(ad)	Recently issued accounting standards (Continued)

In November 2015, the FASB issued ASU 2015-17, “Balance Sheet Classification of Deferred Taxes”. This ASU amends existing guidance to require that deferred income tax liabilities and assets be classified as noncurrent in a classified balance sheet, and eliminates the prior guidance which required an entity to separate deferred tax liabilities and assets into a current amount and a noncurrent amount in a classified balance sheet. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted as of the beginning of an interim or annual period. Additionally, the new guidance may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Group has adopted ASU 2015-17 in 2017 using the prospective method and all deferred taxes have been classified as noncurrent in the balance sheet as of December 31, 2017.

In February 2016, the FASB issued ASU 2016-02, “Leases”. Under the new guidance, lessees will be required to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months on the balance sheet. The updated guidance also expands the required quantitative and qualitative disclosures surrounding leases. Additionally, ASU 2016-02 aligns key aspects of lessor accounting with the new revenue recognition guidance in ASU 2014-09, “Revenue from Contracts with Customers” (see above). Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. This guidance also expands the requirements for lessees to record leases embedded in other arrangements and the required quantitative and qualitative disclosures surrounding leases. For lessors, the guidance modifies classification criteria and accounting for sales-type and direct financing leases and requires a lessor to derecognize the carrying value of the leased asset that is considered to have been transferred to a lessee and record a lease receivable and residual asset. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years, with earlier application permitted; hence, it applies to the Company beginning with calendar 2019. A modified retrospective transition approach is required for both lessees and lessors for existing leases at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The new standard would provide a practical expedient for lessors to combine nonlease components with the related lease components if certain conditions are met. This could allow the Company to account for all revenue earned from the operations of rental vehicles and from other forms of rental related activities under the new lease guidance. The Company is in the process of evaluating the impact of the adoption of this update on its consolidated financial statements and related disclosures, and expects the guidance will affect its accounting for certain contracts.

In March 2016, the FASB issued an ASU 2016-09 “Improvements to Employee Share-based Payment Accounting”, which amends ASC Topic 718, Compensation — Stock Compensation. The areas for simplification in this Update involve several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments in this Update are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The Group has adopted the standard in 2017 and the impact of adopting this pronouncement was not material to the consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), to provide financial statement users with more useful information about expected credit losses. ASU 2016-13 also changes how entities measure credit losses on financial instruments and the timing of when such losses are recorded. ASU 2016-13 is effective for fiscal years and interim periods within those years beginning after December 15, 2019, and early adoption is permitted for periods beginning after December 15, 2018. The Company is currently evaluating the impact ASU 2016-13 will have on its consolidated financial statements and associated disclosures.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(all amounts in RMB, except share and per share data, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(ad)	Recently issued accounting standards (Continued)

In August 2016, the FASB issued ASU 2016-15 Statement of Cash Flows (Topic 230): “Classification of Certain Cash Receipts and Cash Payments”. The standard is intended to eliminate diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. ASU 2016-15 will be effective for fiscal years beginning after December 15, 2017. Early adoption is permitted for all entities. The Company is in the process of evaluating the impact of this guidance on its consolidated financial statements. In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows: Restricted Cash”. The standard addresses the diversity in practice that exists in the classification and presentation of changes in restricted cash and requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. ASU 2016-18 is effective retrospectively for fiscal years and interim periods within those years beginning after December 15, 2017. The Company is in the process of evaluating the impact of ASU 2016-18 on its consolidated financial statements.

In November, 2016, the FASB issued Accounting Standards Update No. 2016-18 (ASU 2016-18), “Statement of Cash Flows”, which amends ASC 230 to add or clarify guidance on the classification and presentation of restricted cash in the statement of cash flows. The ASU is effective for annual and interim periods beginning after December 15, 2017 and early adoption is permitted. The Company is in the process of evaluating the impact of ASU 2016-18 on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business” (“ASU 2017-01”), which clarifies the definition of a business to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard introduces a screen for determining when assets acquired are not a business and clarifies that a business must include, at a minimum, an input and a substantive process that contribute to an output to be considered a business. The ASU is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is in the process of evaluating the impact of ASU 2017-01 and anticipates the adoption had no material impact on the Company’s consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, “Simplifies Goodwill Impairment Test” (“ASU 2017-04”), which removes the requirement to compare the implied fair value of goodwill with its carrying amount as part of the second step of the goodwill impairment test. As a result, under the ASU, “an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.” The ASU is effective prospectively for fiscal years beginning after December 15, 2019. The Company is in the process of evaluating the impact of ASU 2017-04 on its consolidated financial statements.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(all amounts in RMB, except share and per share data, unless otherwise stated)

3. BUSINESS COMBINATIONS

Hangzhou eHi Car Sales and Services Co., Ltd., (Formerly called Hangzhou Deyu Car Dealing Services Co., Ltd., renamed on December 5, 2017)

In March 2016, to expand its operations, the Company acquired 100% of the equity interests in Hangzhou Deyu Car Dealing Services Co., Ltd. (“Deyu”), holding a number of vehicles plates in Hangzhou, where the local government had promulgated policies controlling the number of new local vehicle plates issued. The total purchase price for the transaction was RMB3,229,998 which was funded from the Company’s existing cash resources and fully paid in March 2016. Beginning March 31, 2016, the date of acquisition, Deyu has been fully consolidated into the Company’s financial statements. The allocation of the purchase price at the date of acquisition is summarized as follows:

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

4. ALLOWANCE FOR DOUBTFUL ACCOUNTS

An analysis of the allowance for doubtful accounts receivable for the years ended December 31, 2015, 2016 and 2017 is as follows:

	For the years ended December 31,
	2015	2016	2017
Balance, beginning of the year	5,969,648	7,611,244	9,159,321
Provision for doubtful accounts	1,641,596	1,548,077	5,288,403
Balance, end of the year	7,611,244	9,159,321	14,447,724

5. SHORT-TERM LOAN RECEIVABLE

In January and June 2016, the Company entered into agreements with Shanghai Chenghuan Car Rental Company Limited (“Shanghai Chenghuan”), pursuant to which the Company agreed to extend, through entrusted bank loans, an aggregate amount of RMB50,000,000 to Shanghai Chenghuan. Shanghai Chenghuan is a middle-to-high-end car rentals and car services provider in the local market, and is an independent third party. The loans have a term of one year and bear an interest rate of 7.75% per annum. The loan receivable is fully collateralized with 100% Shanghai Chenghuan’s shares. After one year, the Company has the option to convert its creditor rights into equity interests in Shanghai Chenghuan at a pre-determined valuation.

In January 2017, the Company and Chenghuan entered into supplemental agreements to extend the term of the above loans from 1 year to 2 years and increase the interest rate from 7.75% to 10% which would be applied retroactively covering the entire 2 years term. Other terms remained unchanged.

The Company concluded that the loan should be accounted for as short-term loan receivable in its entirety and compounded accrued interest, as the conversion option is not a derivative and there should be no separate bifurcation of derivative accounting for conversion option. The Company recognized the interest income true-up over the remaining period of contract terms starting from the effective date of the supplemental agreements.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(all amounts in RMB, except share and per share data, unless otherwise stated)

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2016	2017
Value-added taxes deductible	311,501,214	774,435,385
Receivables from disposal of vehicles	127,915,314	350,629,000
Prepaid insurance expense	115,498,191	197,256,868
Staff advances	18,060,202	36,404,467
Brand Marketing Prepayments	-	30,700,380
Prepaid gasoline and repair supplies	17,481,886	26,685,176
Prepaid rental expenses	13,964,546	17,309,920
Rental deposits	11,137,408	16,301,592
Net investment in direct financing leases, current portion	63,999,571	10,226,920
Others	48,229,013	45,907,304
Total	727,787,345	1,505,857,012

7. INVESTMENTS

Travice Inc.

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

On January 27, 2015, the Company waived its rights under the warrants to purchase 4,684,074 series C preferred shares of Travice Inc. and received RMB18,409,199 (US$3,000,000) in exchange for the waiver of the warrants. The gain of RMB16,869,935 (US$2,749,158) arising from this transaction was recorded as a gain from waiver of warrants in the consolidated statement of comprehensive income for the year ended December 31, 2015. The cost basis of the warrant was correspondingly eliminated from the carrying value of investments.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(all amounts in RMB, except share and per share data, unless otherwise stated)

7. INVESTMENTS (Continued)

Ningbo eHi Ruiji

In November 2017, Ningbo Haichao Investment Management Services Co., Ltd. (“Ningbo Haichao”), a wholly owned subsidiary of the Company, as the Limited Partner, and an independent third party Yinzhou Ningyituiji Investment Management Co., Ltd. (“Yinzhou Ningyituiji”), as the General Partner, entered into a partnership agreement in relation to the establishment and management of Ningbo eHi Ruiji Equity Investment LLP (“Ningbo eHi Ruiji”). Ningbo eHi Ruiji would be established in the PRC as a limited partnership for the purpose of equity investment, investment management and investment consulting.

Pursuant to the Partnership Agreement, the total capital commitment to Ningbo eHi Ruiji by May 1, 2047 is expected to be RMB60,000,000, of which RMB59,990,000 is to be contributed by Ningbo Haichao and RMB10,000 is to be contributed by Yinzhou Ningyituiji. Ningbo eHi Ruiji would be managed by Yinzhou Ningyituiji. As of December 31, 2017, Ningbo Haichao made cash contribution of RMB10,800,000 to Ningbo eHi Ruiji. Ningbo eHi Ruiji did not have business operations in year 2017.

8. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of December 31,
	2016	2017
Vehicles	5,926,576,864	7,775,410,903
In-car equipment	37,670,565	52,443,083
Building	55,587,304	55,587,304
Leasehold improvements	32,752,237	44,056,477
Software	12,211,763	14,051,492
Office furniture and equipment	33,463,933	44,782,752

Property and equipment subject to depreciation	6,098,262,666	7,986,332,011
Less: accumulated depreciation	(1,127,934,340)	(1,358,334,657)

Subtotal	4,970,328,326	6,627,997,354
Construction in progress	753,240,849	429,047,963
Property and equipment, net	5,723,569,175	7,057,045,317

The Company recorded depreciation expense relating to vehicles and in-car equipment of RMB457,478,811, RMB654,654,545 and RMB742,259,659 for the years ended December 31, 2015, 2016 and 2017, respectively, as costs of revenue in the consolidated statements of comprehensive income .

Depreciation expense of other property and equipment totaled RMB17,242,676, RMB13,363,708 and RMB12,806,130 for the years ended December 31, 2015, 2016 and 2017, respectively, and was recorded in the consolidated statements of comprehensive income as cost of revenue and operating expenses.

As of December 31, 2016 and 2017, vehicles and in-car equipment with a total initial cost of RMB465,073,020 and RMB210,460,414, respectively, were used as collateral in relation to certain long-term borrowing arrangements as disclosed in Note 10.

As of December 31, 2017, vehicles and in-car equipment with a total initial cost of RMB252,985,226 were used as collateral for the unsettled payable balance for the vehicle acquisition due to one of the authorized dealers of SAIC Volkswagen.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(all amounts in RMB, except share and per share data, unless otherwise stated)

9. SHORT-TERM DEBT

	As of December 31,
	2016	2017
Short-term borrowings	620,105,995	928,846,417
Long-term borrowings, current portion (Note 10)	306,113,338	1,728,599,440
Total	926,219,333	2,657,445,857

Short-term borrowings

	As of December 31,
	2016	2017
Notes payable	363,983,800	253,259,200
Short-term bank borrowings guaranteed by the Founder and his spouse	75,000,000	-
Short-term bank borrowings	181,122,195	675,587,217
Total short-term bank borrowings	620,105,995	928,846,417

Notes payable

The Company is required to maintain a certain balance of cash deposit in designated bank accounts for the notes payable outstanding as of December 31, 2017. Such required cash deposit of RMB115,000,000 and US$11,500,000 (equivalent to RMB75,143,300) was classified as restricted cash on the consolidated balance sheet.

Short-term bank borrowings guaranteed by the Founder and his spouse

In February 2016, the Company entered into a short-term loan facility agreement with a bank for which a total loan facility up to RMB25,000,000 was made available to the Company. As of December 31, 2016, the principal amount outstanding under this agreement was RMB25,000,000, bearing an interest rate of 4.698% per annum. This short-term borrowing was guaranteed by the Founder of the Company, Ray Ruiping Zhang, and his spouse, Suping Han. This short-term borrowing was fully repaid during the year ended December 31, 2017.

In October 2016, the Company entered into a short-term loan facility agreement with a bank for which a total loan facility up to RMB50,000,000 was made available to the Company. As of December 31, 2016, the principal amount outstanding under this agreement was RMB50,000,000, bearing an interest rate of 4.35% per annum. This short-term borrowing was guaranteed by the Founder of the Company, Ray Ruiping Zhang, and his spouse, Suping Han. It was fully repaid during the year ended December 31, 2017.

Short-term bank borrowings

In 2016, the Company entered into four short-term loan agreements with a bank for an aggregate principal amount of RMB100,000,000. As of December 31, 2016, the principal amount outstanding under these agreements were RMB50,000,000, RMB10,000,000, RMB10,000,000 and RMB30,000,000 respectively, bearing same interest rates of 4.35% per annum. These borrowings were fully repaid during the year ended December 31, 2017. During 2017, the Company entered into another five short-term loan facility agreements with the same bank for aggregate principal amounts of RMB150,000,000. As of December 31, 2017, the principal amounts outstanding under this agreement were RMB30,000,000, RMB50,000,000, RMB20,000,000, RMB30,000,000 and RMB20,000,000 respectively, bearing interest rates of 4.35%, 4.35%, 4.785%, 4.785% and 4.785% per annum.

In April 2016, the Company entered into a short-term borrowing agreement with a bank for an aggregate principal amount of RMB30,000,000. As of December 31, 2016, the principal amount outstanding under this agreement was RMB30,000,000, bearing an interest rate of 4.1325% per annum. This short-term borrowing was fully repaid during the year ended December 31, 2017. In May 2017, the Company entered into another short-term loan agreement with the same bank for an aggregate principal amount of RMB50,000,000. As of December 31, 2017, the principal amount outstanding under this agreement was RMB50,000,000, bearing an interest rate of 4.35% per annum.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(all amounts in RMB, except share and per share data, unless otherwise stated)

9. SHORT-TERM DEBT (Continued)

Short-term borrowings (Continued)

Short-term bank borrowings (Continued)

In August 2016, the Company entered into a short-term loan facility agreement with a bank for which a total loan facility up to RMB25,000,000 was made available to the Company. As of December 31, 2016, the principal amount outstanding under this agreement was RMB25,000,000, bearing an interest rate of 4.35% per annum. This short-term borrowing was fully repaid during the year ended December 31, 2017.

In July 2017, the Company entered into a short-term loan facility agreement with a bank for which a total loan facility up to RMB240,000,000 was made available to the Company. As of December 31, 2017, the principal amount outstanding under this agreement were RMB45,728,059, bearing an interest rate of 5.0025% per annum.

In November 2017, the Company entered into two short-term borrowing agreements with a bank for an aggregate principal amount of RMB400,000,000. As of December 31, 2017, the principal amount outstanding under these two agreements were RMB200,000,000 and RMB200,000,000 respectively, bearing the same interest rate of 4.1325% per annum. In conjunction with these two loan agreements, the Company needs to deposit US$64,580,000 (equivalent to RMB421,978,636) in the designated bank account during the period of the borrowing, and such deposit was classified as restricted cash as of December 31, 2017.

In 2016, in connection with the purchase of vehicles, the Company entered into short-term borrowing agreements with a third-party financing company for an aggregate principal amount of RMB30,000,000. Principal and interest are payable monthly and these borrowings bear interest at 4.82% per annum. As of December 31, 2016, total principal amounts outstanding under these agreements were RMB26,122,195, which were fully repaid in year ended December 31, 2017. In May 2017, the third-party financing company increased the credit limit to RMB50,000,000. Principal and interest are payable monthly and the borrowings bear interest at 4.82% per annum. As of December 31, 2017, total principal amounts outstanding under these agreements were RMB29,859,158.

The weighted average interest rate on short-term bank borrowings was 3.66% and 4.44% for the years ended December 31, 2016 and December 31, 2017, respectively.

10. LONG-TERM DEBT

	As of December 31,
	2016	2017
Long-term borrowings collateralized by vehicles	292,605,866	213,703,954
Long-term bank borrowings collateralized by receivables	189,427,307	40,995,042
Entrusted long-term borrowing from a related party	100,000,000	100,000,000
Long-term borrowings from banks or financing companies	125,000,000	476,503,365
Syndicated loan	1,010,689,797	-
2018 Senior Notes	1,356,213,357	1,292,029,030
2022 Senior Notes	-	2,562,424,523
Subtotal	3,073,936,327	4,685,655,914
Less: Current portion of long-term debt	(306,113,338)	(1,728,599,440)
Total long-term debt	2,767,822,989	2,957,056,474

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(all amounts in RMB, except share and per share data, unless otherwise stated)

10. LONG-TERM DEBT (Continued)

Long-term borrowings collateralized by vehicles

In connection with the purchase of vehicles, the Company entered into borrowing agreements from 2013 to 2017 with several third-party financing companies for an aggregate principal amount of RMB744,203,883. Principal and interest are payable monthly. As of December 31, 2016, and 2017, the borrowings bear the interest at a range of 5.20%-9.12% per annum. These borrowings were collateralized by vehicles and in-car equipment with an aggregate initial cost of RMB402,951,830. During 2016 and 2017, the Company early repaid part of these borrowings. Due to the early repayment, as of December 31, 2016 and 2017, total principal amounts outstanding under these agreements were RMB74,605,866, and RMB33,703,954, respectively.

In July 2015, the Company entered into a five-year framework agreement with a bank, which includes various financing products for an aggregate amount of RMB1.5 billion. In January 2016, in connection with purchase of vehicles, the Company drew down an aggregate amount of RMB220 million in bank loans under this framework agreement. The loan bears an initial interest rate of 5.225% per annum and the interest rate is adjusted annually based on the published People’s Bank of China interest rate with equivalent term. The principal and interest are payable semi-annually over three years from the borrowing commencement date. The borrowing was collateralized by vehicles with an aggregate initial cost of RMB136,290,802. As of December 31, 2016 and 2017, total principal amounts outstanding under these agreements were RMB218,000,000 and RMB180,000,000 respectively, bearing interest at 5.225% per annum.

Long-term bank borrowings collateralized by receivables

In 2014 and 2015, in connection with the purchase of vehicles, a wholly-owned subsidiary of the Company entered into eight long-term loan agreements with a bank. As of December 31, 2016 and 2017, the principal amounts outstanding under these agreements were RMB121,330,685 and RMB10,167,665, respectively. As of December 31, 2016 and 2017, the loans bear interest rates at 5.225% and 4.75% per annum. The interest rates are adjusted annually based on the published People’s Bank of China interest rate with equivalent terms. The principal and interest are payable monthly over three years. This long-term bank borrowing is pledged with receivables due from another wholly-owned subsidiary of the Company.

In September 2014, in connection with the purchase of vehicles, a wholly-owned subsidiary of the Company entered into a long-term loan facility agreement with a bank for which up to RMB155,000,000 was made available to the Company with a floating interest rate. As of December 31, 2016 and 2017, the principal amounts outstanding under this agreement were RMB68,096,622 and RMB30,827,377, respectively with interest rate of 4.9875% per annum. The principal and interest are payable monthly over four to five years. This long-term bank borrowing is pledged with receivables due from another wholly-owned subsidiary of the Company.

Entrusted long-term borrowing from a related party

In April 2015, in connection with the purchase of vehicles, the Company entered into a entrusted long-term loan agreement with related party, Ctrip Travel Information Technology (Shanghai) Co., Ltd. for which a total loan facility up to RMB300,000,000 was made available to the Company. In October 2016, the Company repaid RMB200,000,000 originally due in 2018. Due to the early repayment, the principal amounts outstanding under this agreement were RMB100,000,000 and RMB100,000,000 as of December 31, 2016 and 2017, respectively with interest rate of 6.90% per annum. The remaining principal is payable at the end of the borrowing term, which was three years from the contract date, and interest amounts are payable quarterly over the term of the borrowing arrangement.

Long-term borrowings from banks or financing companies

In December 2016, the Company entered into a long-term loan agreement with a bank which a total loan facility up to RMB300,000,000 was made available to the Company. As of December 31, 2016 and 2017, the principal amounts outstanding under this agreement were RMB125,000,000 and RMB134,670,687, respectively, with interest rate of 4.9875% per annum. The principal and interest are payable quarterly over three years.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(all amounts in RMB, except share and per share data, unless otherwise stated)

10. LONG-TERM DEBT (Continued)

Long-term borrowings from banks or financing companies (Continued)

In May 2017, the Company entered into a long-term loan agreement with a bank for principle amount of RMB100,000,000. As of December 31, 2017, the principal amounts outstanding under this agreement were RMB95,000,000 with interest rate of 4.9875% per annum. The interest rate is adjusted annually based on the published People’s Bank of China interest rate with equivalent terms. The principal and interest are payable quarterly over three years.

In June 2017, the Company entered into a long-term loan agreement with a bank which a total loan facility up to RMB50,000,000. As of December 31, 2017, the principal amounts outstanding under this agreement were RMB41,666,667 with an interest rate of 4.9875% per annum. The principal and interest are payable quarterly over three years.

In August 2017, the Company entered into a long-term loan agreement with a bank for principle amount of RMB100,000,000. As of December 31, 2017, the principal amounts outstanding under this agreement were RMB90,000,000 with an interest rate of 4.75% per annum. The interest rate is adjusted annually based on the published People’s Bank of China interest rate with equivalent terms. The principal and interest are payable quarterly over three years.

In September 2017, in connection with the purchase of vehicles, the Company entered into long-term borrowing agreements with a third-party financing company for an aggregate principal amount of RMB123,918,976. Principal and interest are payable monthly over five years and the borrowings bear interest at 6.00% per annum. The principal amounts outstanding under these agreements as of December 31, 2017 were RMB115,166,011.

With respect to all aforementioned arrangements, the undrawn loan facilities available to the Company totaled RMB63,358,721 and RMB202,605,274 as of December 31, 2016 and 2017, respectively.

The Company’s short-term and long-term borrowing arrangements include certain restrictive covenants that, among other things, limit the Company’s ability to incur additional indebtedness or create new mortgages or charges, request the Company to maintain its shareholding structure and make timely reports. Certain borrowing covenants also post restrictions on the use of proceeds and asset sales, and require the Company to provide notice or obtain consent for significant corporate events. The Company’s borrowing agreements contain restrictions on the Company’s ability to transfer cash between the Company’s subsidiaries. As a result of these restrictions, although the Company’s overall liquidity may be sufficient to satisfy the Company’s obligations, the Company may be limited by covenants in some of the Company’s borrowing agreements from transferring cash to other subsidiaries that might require funds. In addition, cross default provisions in the Company’s other indebtedness may be triggered if the Company defaults on any of these debt agreements. The Company did not violate any financial covenants during the years ended December 31, 2016 and 2017.

US$150 million syndicated loan

In August 2016, the Company signed a three-year syndicated loan agreement (the “Facility Agreement”) with a syndicate of lead arrangers, which provided for a US$110 million facility (the "Initial Facility") and a US$40 million greenshoe facility (the "Greenshoe"). In September 2016, the Company drew down the entire US$150 million including the greenshoe facility under the facility agreement. As of December 31, 2016, the principal amounts outstanding under Facility Agreement were US$150,000,000. The proceeds of the loan are used to (1) refinance existing indebtedness; (2) capital expenditure; (3) to fund interest reserve account; (4) to pay all transaction-related fees; and (5) general corporate purposes. The loan bears a floating interest rate of LIBOR + 3.50% margin per annum and is repayable over a three-year period. The loan was guaranteed by the Company’s offshore subsidiaries. The Company is required to maintain a certain balance of cash deposit in the interest reserve account collateralized in favor of the lenders in connection with these facilities. Such required balance needs to cover the interest payable in 3 month time. As of December 31, 2016, such required cash deposit of US$1,547,240 was classified as restricted cash on the consolidated balance sheet. The loan Agreement contains financial covenants requiring the Company to maintain a certain leverage ratio. The Company was compliant with these covenants as of December 31, 2016. In August 2017, the Company early repaid all outstanding borrowings under the syndication loan originally due in 2019 through directly deducting from the offering proceeds from its issuance of 2022 Senior Note.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

The Company evaluated the redemption features and concluded that such features did not need to be bifurcated from the Notes and separately accounted for as derivatives.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(all amounts in RMB, except share and per share data, unless otherwise stated)

10. LONG-TERM DEBT (Continued)

2022 Senior Notes:

On August 14, 2017, the Company issued senior unsecured notes with an aggregate principal amount of RMB2,667,560,000 (US$400,000,000) which will mature on August 14, 2022 (the “2022 Senior Notes”) and early repaid all outstanding borrowings under the syndicated loan concurrently by directly deducting from the issuance proceeds. The issuance price of the 2022 Senior Notes was 100.00% of par value. The 2022 Senior Notes bear a fixed interest rate of 5.875% per annum, yielding 5.875%, with interest payable semi-annually in arrears. The 2022 Senior Notes were issued as unregistered securities to qualified institutional buyers and offshore investors under provisions granting relief from registration under the Securities Act of 1933. The 2022 Senior Notes have a trading market on the Singapore Exchange Securities Trading Limited.

The 2022 Senior Notes are general obligations of the Company and are (i) senior in right of payment to any existing and future obligations of the Company expressly subordinated in right of payment; (ii) guaranteed by certain subsidiary guarantors on a senior basis, subject to certain limitations, (iii) subordinated to secured obligations of the Company, and (iv) effectively subordinated to all existing and future obligations of the non-guarantor subsidiaries. The 2022 Senior Notes have been guaranteed as to payment by the Company’s offshore subsidiaries eHi Hong Kong, L&L Financial Leasing Holding Limited, and Brave Passion Limited.

Redemption

As described below, the 2022 Senior Notes may be repurchased prior to the maturity date at the option of the Company. The holders of the Notes may not redeem the 2022 Senior Notes prior to the maturity date, except in the case of a change in control.

Contingent redemption option available to holders

If a change of control triggering event, generally defined as a merger or acquisition or other fundamental corporate event, were to occur, the holders have the option to require the Company to purchase all outstanding 2022 Senior Notes at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to (but not including) the date of repurchase.

Repurchase options available to the Company

The Company may redeem the 2022 Senior Notes on or after August 14, 2020, in whole or in part, at a redemption price equal to 102.938% and 101.469% of the principal amount during the 12-month period commencing on August 14, 2020 and August 14, 2021, respectively, plus accrued and unpaid interest, if any, to (but not including) the redemption date.

The Company may redeem the 2022 Senior Notes prior to August 14, 2022, in whole but not in part, at any time at a redemption price equal to 100% of the principal amount of the 2022 Senior Notes redeemed plus the greater of (1) 1.00% of the principal amount, or (2) the excess, if any, of (i) the present value at such redemption date of the redemption price of such 2022 Senior Note on August 14, 2020, plus all required remaining scheduled interest payments due on such 2022 Senior Notes (but excluding accrued and unpaid interest to the redemption date) through August 14, 2020, computed using a discount rate equal to a defined US Treasury security rate plus 100 basis points, over (ii) the principal amount of such 2022 Senior Notes on such redemption date, and accrued and unpaid interest, if any, to (but not including) the redemption date.

The Company may redeem up to 35% of the aggregate principal amount of the 2022 Senior Notes with the net cash proceeds of one or more sales of common stock of the Company in an equity offering at a redemption price of 105.875% of the principal amount of the 2022 Senior Notes redeemed, plus accrued and unpaid interest, if any, to (but not including) the redemption date; provided that at least 65% of the aggregate principal amount of the 2022 Senior Notes remains outstanding after each such redemption and any such redemption takes place within 60 days after the closing of the related equity offering.

The Company evaluated the redemption features and concluded that such features did not need to be bifurcated from the 2022 Senior Notes and separately accounted for as derivatives.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(all amounts in RMB, except share and per share data, unless otherwise stated)

10. LONG-TERM DEBT (Continued)

2022 Senior Notes: (Continued)

The 2022 Senior Notes contain restrictive covenants including, among others, limitations on liens, consolidation, investment, merger and sale of the Company's assets, maintenance of a fixed charge coverage ratio, and limitations on asset sales or use of proceeds.

The debt issuance costs of RMB55,935,648 associated with the 2022 Senior Notes, reflected as a reduction to the face value of the 2022 Senior Notes, are being amortized over the five-year contractual life of the2022 Senior Notes under the effective interest method, as the Company concluded that redemption prior to the contractual maturity is not probable. The effective interest rate of the 2022 Senior Notes is 6.46%, including the interest charged on the 2022 Senior Notes as well as amortization of the debt issuance costs. The 2022 Senior Notes proceeds were received by the Company’s offshore subsidiary eHi Hong Kong.

Future principal maturities of long-term debt as of December 31, 2017 are as follows:

Years Ended December 31,	Amount (RMB)
2018	1,743,425,515
2019	238,098,275
2020	156,518,571
2022	2,613,680,000
Total	4,751,722,361

11. ACCOUNTS PAYABLE

Accounts payable consist of the following:

	As of December 31,
	2016	2017
Payables for purchase of property and equipment	163,190,564	576,569,163
Others	16,687,283	41,300,848
Total	179,877,847	617,870,011

12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2016	2017
Advance from customers	68,397,492	105,716,286
Customer deposits	55,991,264	78,975,251
Accrued employee payroll and welfare	57,367,892	72,103,194
Interest accrued	8,530,203	63,982,199
Other tax payable	15,471,552	25,092,518
Provision for customer loyalty program	7,185,774	9,048,815
Accrued professional service fees	4,316,185	7,761,195
Accrued advertising and promotion expense	17,306,922	5,785,785
Payable for property related purchase	11,354,874	-
Others	22,569,229	65,421,499
Total	268,491,387	433,886,742

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(all amounts in RMB, except share and per share data, unless otherwise stated)

13. TAXATION

(a) PRC VAT

The Company is subject to 17% VAT for revenues from car rental services, 11% VAT for the revenues from designated driving services and 6% VAT for qualified management services, respectively. Furthermore, a 3% simplified VAT rate is applied for the rental services provided by an entity or branch who are small-scale VAT payers.

The qualified VAT input credits generated from purchases of vehicles and other property and equipment can be credited against VAT payable relating to taxable revenues.

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

PRC

On March 16, 2007, the National People’s Congress of the PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FlEs”) and domestic companies would be subject to EIT at a uniform statutory rate of 25%, unless CIT preferential treatment is eligible. The EIT law became effective on January 1, 2008.

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

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company is incorporated, does not have such tax treaty with China. According to the arrangement between the mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006 (the “China-HK DTA”), dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5%, provided the HK immediate holding company owns directly at least 25% of the shares of the FIE and is qualified for beneficial owner status according to the China tax rules and China-HK DTA .

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(all amounts in RMB, except share and per share data, unless otherwise stated)

13. TAXATION (Continued)

(b) Income Taxes (Continued)

PRC (Continued)

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

In accordance with PRC tax regulations, the Company provided RMB83,103,026 (US$13,587,500) of income tax expense for the gain realized from the disposal of a cost method investment in 2015. The gain (Note 7) arose from the indirect sale of an investment in Xiaoju Kuaizhi Inc., a PRC tax resident enterprise when Eagle Legend Global Limited transferred equity of its wholly-owned subsidiary, Elite Plus. According to Circular 7 issued by the State Administration of Taxation of the PRC on February 3, 2015, if a non-PRC resident enterprise (such as the Company) indirectly transfers PRC taxable properties (including equity investment in a PRC tax resident) without a reasonable business purpose, by disposing of an equity interest of an overseas holding company, such indirect transfer of PRC taxable properties should be re-characterized as direct transfer of PRC taxable properties. And, therefore, the gains derived from such indirect transfer may be subject to the PRC withholding tax at a rate of up to 10%. As Circular 7 was promulgated recently, it is not clear how it will be implemented; however, the Company’s disposal transaction appears to be a taxable event under Circular 7. In light of this uncertainty, the Company accrued for withholding tax at the statutory rate of 10% on the realized gain. In 2016, the Company provided remaining income taxes of RMB 1,881,456 (US$ 270,986) as a true up for the gain realized from the disposal of the cost method according to PRC tax regulation.

Pre-tax income

The following table sets forth the components of pre-tax income:

	For the years ended December 31,
	2015	2016	2017
Pre-tax income from domestic (PRC) entities	5,669,944	248,923,620	261,743,051
Pre-tax income (loss) from foreign (non-PRC) entities	778,156,851	(209,177,533)	(92,151,762)
Total pre-tax income	783,826,795	39,746,087	169,591,289

During the year ended December 31, 2015, the Company’s pre-tax income attributable to non-PRC entities mainly resulted from the gain on sale of its investment in Xiaoju Kuaizhi Inc., as discussed in the foregoing paragraph. During the year ended December 31, 2016 and 2017, the Company’s pre-tax loss from non-PRC entities mainly resulted from the interest expenses related to senior notes issued.

The current and deferred portions of income tax expense included in the consolidated statements of operations and comprehensive income during the years ended December 31, 2015, 2016 and 2017 are as follows:

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(all amounts in RMB, except share and per share data, unless otherwise stated)

13. TAXATION (Continued)

(b) Income Taxes (Continued)

	For the years ended December 31,
	2015	2016	2017
Current income tax expense
Domestic (PRC) entities	1,408,703	3,049,504	1,152,383
Foreign (non-PRC) entities	-	-	-
Total	1,408,703	3,049,504	1,152,383
Deferred income tax expense
Domestic (PRC) entities	-	(2,489,648)	29,066,413
Foreign (non-PRC) entities	-	-	-
Total	-	(2,489,648)	29,066,413
Income tax expense (excluding withholding tax)
Domestic (PRC) entities	1,408,703	559,855	30,218,796

Withholding tax
Foreign (non-PRC) entities	86,079,287	6,051,116	17,156,250

Total income tax expense	87,487,990	6,610,971	47,375,046

Reconciliation of the differences between statutory tax rate and the effective tax rate

The following table sets forth a reconciliation between the statutory PRC EIT rate of 25% and the effective tax rate:

	For the Years Ended December 31,
	2015	2016	2017
Statutory income tax rate	25.0%	25.0%	25.0%
Different tax rates in other jurisdictions	(26.0)%	90.8%	13.3%
Withholding tax	10.6%	15.2%	10.1%
Permanent differences	0.1%	(17.1)%	0.9%
Change in valuation allowance	1.1%	(97.5)%	(21.2)%
Tax holiday	—	0.2%	(0.2)%
Other	0.4%	—	—
Effective tax rate	11.2%	16.6%	27.9%

For the year ended December 31, 2016, the Group’s effective tax rates increase was primarily attributable to the impact of the interest expenses of the syndicated loan, 2018 Senior Notes and foreign exchange loss recorded on certain subsidiaries with preferential tax rates, which led to the increase in effective tax rate of 116.8%. For the year ended December 31, 2017, the effective tax rate increase was mainly due to less utilization of net operating loss carry forwards, for which valuation allowance was provided in prior year, leading to the increase in effective tax rate of 76.3%.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(all amounts in RMB, except share and per share data, unless otherwise stated)

13. TAXATION (Continued)

(b) Income Taxes (Continued)

Deferred tax assets

The following table sets forth the significant components of the deferred tax assets:

	As of December 31,
	2016	2017*
Current*
Deferred tax assets:
Accrued payroll and other expenses	598,246	-
Allowance for doubtful accounts	2,289,830	-
Deferred government grant income	2,151,411	-
Others	11,950	-
Less: valuation allowance	(3,211,464)	-
Total current deferred tax assets, net	1,839,973	-

Non-current
Deferred tax assets:
Accrued payroll and other expenses	-	38,886,321
Allowance for doubtful accounts	-	3,611,931
Net operating loss carry forwards	55,724,899	40,279,987
Less: valuation allowance	(35,963,269)	(3,143,454)
Total non-current deferred tax assets, net	19,761,630	79,634,785

Deferred tax liabilities,
Temporary difference on property and equipment	19,111,955	90,793,841
Deferred revenue	-	15,417,709
Recognition of intangible assets arisen from business combination	1,061,542	1,061,542
Total non-current deferred tax liability	20,173,497	107,273,092

Classification in the consolidated balance sheets:

	As of December 31,
	2016	2017*

Current deferred tax assets, net*	1,839,973	-
Non-current deferred tax assets, net	649,675	-
Non-current deferred tax liability, net	1,061,542	27,638,307

* The Company has adopted ASU 2015-17 prospectively since January 1, 2017.

Movement of valuation allowance

	2015	2016	2017

Balance at beginning of the year	89,697,127	89,738,490	39,174,733
Additions in current year	25,374,784	3,128,771	456,508
Reversals in current year	(25,210,766)	(53,692,038)	(36,482,572)
Expirations in current year	(122,655)	(490)	(5,215)
Balance at the end of the year	89,738,490	39,174,733	3,143,454

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(all amounts in RMB, except share and per share data, unless otherwise stated)

13. TAXATION (Continued)

(b) Income Taxes (Continued)

As of December 31, 2015 and 2016, the Company had net operating loss carry forwards of approximately RMB300,376,325 and RMB341,922,125, respectively, of which substantially all arose from its PRC subsidiaries. As of December 31, 2017, the Company had net operating loss carry forwards of approximately RMB167,597,369, which mainly arose from its PRC subsidiaries and to a less extent from its HK subsidiaries. The carry forward period for net operating losses under the EIT law is five years for the PRC subsidiaries. The net operating loss carry forwards will expire in varying amounts between 2018 and 2022 if not utilized. Other than the expiration, there are no other limitations or restrictions upon the Company’s ability to use the operating loss carry forwards.

A valuation allowance is provided against deferred tax assets when the Company determines that it is more likely than not that the deferred tax assets will not be utilized in the future or before their expiration. Establishment and removal of a valuation allowance requires management to consider all positive and negative evidence and to make a judgmental decision regarding the amount of valuation allowance required as of a reporting date. The weight given to the evidence is commensurate with the extent to which it can be objectively verified. In the evaluations, management considers all available evidence, both positive and negative, including but not limited to the following:

•	Positive results from continuing operations before income taxes;
•	Recent history of generating taxable income which has allowed for the utilization of tax credit carryforwards;
•	The three year comprehensive cumulative profitability position;

For the year ended December 31, 2015, the reversal of valuation allowance was all related to the utilization of net operating loss carry forwards for which full valuation allowances was provided in prior years.

For the year ended December 31, 2016, certain valuation allowance were reversed in 2016 when those entities generated sufficient taxable income and are forecasted to continue to be profitable, which management determined provided sufficient positive evidence as of December 31, 2016 to utilize the deferred tax assets.

As of December 31, 2017, valuation allowance of RMB3,143,454 were provided on certain deferred tax assets to the extent that management believed it was more likely than not that such deferred tax assets would not be realized in the foreseeable future, of which substantially all arose from its HK subsidiaries. Valuation allowance related to the Company’s PRC subsidiaries were reversed in 2017 when those entities generated sufficient taxable income and are forecasted to continue to be profitable, which management determined provided sufficient positive evidence as of December 31, 2017 to utilize the deferred tax assets.

If events occur in the future that prevent these entities from realizing some or all of its deferred tax assets, an adjustment to the valuation allowances will be recognized when such events occur. Management will continue to evaluate the ability to realize the Company’s net deferred tax assets and the remaining valuation allowance.

Uncertain tax positions

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2016 and 2017, the Company did not have any significant uncertain tax positions leading to liabilities for unrecognized tax benefits. Interest and penalties related to uncertain tax positions, if any, are included in provision for income taxes.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(all amounts in RMB, except share and per share data, unless otherwise stated)

14. COMMON SHARES

As of December 31, 2017, the Company had an aggregate of 138,890,287 common shares issued and outstanding. These outstanding shares consist of (1) 73,251,730 Class A ordinary shares and (2) 65,638,557 Class B common shares. The terms of Class A ordinary shares and Class B ordinary shares are similar, except that holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. In addition, certain matters including those related to the change of control of the Company require an additional approval by the holders of a majority of Class A common shares voting as a separate class. Each Class B common share is convertible into one Class A common share at any time by the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances. Class B common shares will be automatically converted into the same number of Class A common shares under certain circumstances, including any transfer of Class B common shares by a holder thereof to any person or entity which is not an affiliate of such holder.

15. FAIR VALUE MEASUREMENTS

The Company’s recurring fair value measurements for financial assets and liabilities are limited to cash and cash equivalents as of December 31, 2016 and 2017. Cash and cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued based on quoted market prices in an active market.

The Company did not have any Level 2 or Level 3 categorized assets or liabilities as of December 31, 2016 and 2017, respectively.

16. OTHER INCOME, NET

Other income, net consists of the following:

	For the Years Ended December 31,
	2015	2016	2017
American Depositary Receipt reimbursement	9,917,716	-	-
Tax refund	-	979,794	518,171
Others	287,559	464,335	1,438,848
Total	10,205,275	1,444,129	1,957,019

17. EARLY EXTINGUISHMENT OF DEBT COSTS

On August 15, 2017, the Company early repaid the US$150 million syndicated bank facility entered into in August 2016 by a portion of the net proceeds from 2022 Senior Notes (Note 10), and hence expensed off the unamortized issuance costs of US$3.1 million (equivalent to RMB19,976,776) incurred for the syndicated bank facility as an early extinguishment cost in the consolidated statement of comprehensive income for the year ended December 31, 2017.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

The Company granted 300,000 options on April 1, 2013 under the 2010 Plan with an exercise price of US$3.11. On August 26, 2014, the Company amended and restated the 2010 Plan whereby the maximum aggregate number of shares issuable under the 2010 Plan increased from 4,300,730 shares to 6,698,470 shares. On the same day, the Company granted 450,000 restricted shares to employees, of which one-quarter vested immediately, and the remaining vest over a period of three years from the date of grant. Additionally, the Company also granted 1,300,000 options to employees with an exercise price of US$7.00, which vest over a period of four years from the date of the grant. No options and restricted shares were granted under the 2010 Plan in the years ended December 31, 2015, 2016 and 2017.

On August 28, 2015, the directors of the Company’s Compensation Committee approved an option modification to extend the contractual term of all outstanding share options granted to employees and a director (excluding the Company’s Founder) under the 2010 Plan on August 31, 2010 by one year. The modified options, totally amounting to 1,588,648 options, are all vested. Other terms of the option grants remain unchanged. The modification resulted in total incremental compensation cost of RMB76,552, all of which was recorded in the consolidated statements of comprehensive income for the year ended December 31, 2015.

On December 26, 2015, the directors of the Company’s Compensation Committee approved an option modification to extend the contractual term of all outstanding share options granted to the Founder, under the 2010 Plan on December 31, 2010 by one year. The modified options, totally amounting to 1,673,000 options, are all vested. Other terms of the option grants remain unchanged. On November 14, 2016 and December 27, 2017, these options were further extended another one year under the approval of the directors of the Company’s Compensation Committee. Other terms of the option grants remain unchanged. The modification resulted in total incremental compensation cost of RMB831,958, RMB1,502,987 and RMB661,926, all of which was recorded in the consolidated statements of comprehensive income for the years ended December 31, 2015, 2016 and 2017, respectively.

The following table summarizes the Company’s option activities under the 2010 Plan for the years ended December 31, 2015, 2016 and 2017:

	Number of Options	Weighted Average Exercise Price (US$)	Weighted Average Contractual Term	Aggregate Intrinsic Value (US$)
Options outstanding at December 31, 2014	5,136,900	3.76	1.95	5,425,522
Exercised	(138,700)	2.20	—	—
Cancelled and forfeited	(98,200)	6.86	—	—
Options outstanding at December 31, 2015	4,900,000	3.74	1.59	13,356,070
Exercised	(1,726,874)	2.20	—	—
Cancelled and forfeited	(17,626)	6.97	—	—
Options outstanding at December 31, 2016	3,155,500	4.57	1.64	2,801,660
Cancelled and forfeited	(51,500)	7.00	—	—
Options outstanding at December 31, 2017	3,104,000	4.53	1.16	5,277,775
Vested and expected to vest at December 31, 2017	3,103,965	4.53	1.16	5,277,775
Exercisable at December 31, 2017	2,775,000	4.30	1.12	5,144,025

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(all amounts in RMB, except share and per share data, unless otherwise stated)

18. SHARE-BASED COMPENSATION (Continued)

2010 Performance Incentive Plan (Continued)

Share options

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the market value of the underlying stock at each balance sheet date. The total intrinsic value of options exercised at exercise date during the years ended December 31, 2015 and 2016 were RMB2,577,855 and RMB38,265,778, respectively. Nil options was exercised during the year ended December 31, 2017.

Share-based compensation expense for the share options is recorded on a straight-line basis over the requisite service period, which is generally three to five years from the date of grant. The Company recognized share-based compensation expenses of RMB7,666,182, RMB8,489,631 and RMB7,638,082 for share options granted under the 2010 Plan in the consolidated statements of comprehensive income for the years ended December 31, 2015, 2016 and 2017, respectively. The expenses of 2015, 2016 and 2017 include the impacts of the aforementioned option term modifications in August and December 2015, November 2016 and December 2017.

As of December 31, 2017, there was RMB4,039,457 in total unrecognized compensation expense, adjusted for estimated forfeitures, related to unvested share options, which is expected to be recognized over a weighted-average period of 0.64 years. The unrecognized compensation expense may be adjusted for future changes in estimated forfeitures.

Restricted shares

A summary of the restricted shares activities under the 2010 Plan for the years ended December 31, 2015, 2016 and 2017 is presented below:

	Number of Restricted Shares	Weighted Average Grant-date Fair Value (US$)
Unvested at January 1, 2015	337,500	6.99
Vested	(112,500)	6.99
Unvested at December 31, 2015	225,000	6.99
Vested	(112,500)	6.99
Unvested at December 31, 2016	112,500	6.99
Expected to vest at December 31, 2016	112,500	6.99
Vested	(112,500)	6.99
Unvested at December 31, 2017	-	-

The total fair value of restricted shares vested at vesting date during the years ended December 31, 2015, 2016 and 2017 was US$ 537,750, US$590,625 and US$507,938, respectively.

Share-based compensation expense for restricted shares is recorded on a straight-line basis over the requisite service period, which is three years from the date of the grant. The Company recognized share-based compensation expense for restricted shares of RMB4,894,683, RMB5,222,062 and RMB3,504,963 in the consolidated statements of comprehensive income for the years ended December 31, 2015, 2016 and 2017, respectively.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(all amounts in RMB, except share and per share data, unless otherwise stated)

18. SHARE-BASED COMPENSATION (Continued)

2014 Performance Incentive Plan

In October 2014, the Company adopted a 2014 Performance Incentive Plan (“2014 Plan”), which became effective immediately after the completion of the Company’s initial public offering in November 2014. Under the 2014 Plan, the Company is authorized to initially reserve a maximum of 4,000,000 common shares, provided that the shares reserved shall automatically increase on January 1 of each year during the term of the 2014 Plan, commencing on January 1, 2015, by an amount equal to the lesser of (i) one percent (1%) of the total number of common shares issued and outstanding on December 31 of the immediately preceding calendar year, (ii) 1,000,000 common shares or (iii) such number of common shares as may be determined by the Company’s board of directors.

On May 15, 2015, the Company granted 525,000 share options to the Company's employees and directors at an exercise price of US $5.35 per share with contractual term of 10 years from the grant date and a graded vesting period of four years. 25% of the granted options vest on each of the first, second, third and fourth anniversaries of the grant date. There were no option grants in 2016 and 2017.

On March 23, 2017, the Company granted 6,000 restricted share units to the Company’s employee, 50% of which vested immediately, with the remaining 50% vested over the next two years (25% vest on each of the first and second anniversaries of the grant date). There were no restricted share units in 2015 and 2016.

Share options

The following table summarizes the Company’s option activities under the 2014 Plan for the years ended December 31, 2015, 2016 and 2017:

	Number of Options	Weighted Average Exercise Price (US$)	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (US$)	Weighted Average Grant-date Fair value (US$)
Options outstanding at January 1, 2015	—	—	—	—	—
Granted	525,000	5.35	—	—	2.86
Cancelled and forfeited	(16,000)	5.35	—	—	—
Options outstanding at December 31, 2015	509,000	5.35	9.38	481,005	—
Cancelled and forfeited	(8,000)	5.35	—	—	—
Options outstanding at December 31, 2016	501,000	5.35	8.38	—	—
Exercised	(27,000)	5.35	—	—	—
Cancelled and forfeited	(71,000)	5.35	—	—	—
Options outstanding at December 31, 2017	403,000	5.35	7.38	175,305	—
Vested and expected to vest at December 31, 2017	396,226	5.35	7.38	172,358	—
Exercisable at December 31, 2017	201,500	5.35	7.38	87,653	—

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(all amounts in RMB, except share and per share data, unless otherwise stated)

18. SHARE-BASED COMPENSATION (Continued)

2014 Performance Incentive Plan (Continued)

Share options (Continued)

The grant date fair value of each option is calculated using a binomial option pricing model by the Company. The fair value of each option grant under the 2014 Plan was estimated on the date of grant with the following assumptions:

For the Year Ended December 31, 2015
Risk-free rate	2.14%
Option term	10 years
Volatility	55%
Dividend yield	0.00%
Exercise multiple	2/2.5
Expected forfeiture rate (post-vesting)	0%/10%

The Company estimated the expected volatility based on the weighted-average annualized standard deviation of the daily return embedded in historical share prices, considering share prices of the Company and comparable companies. Risk free interest rate was estimated based on the yield to maturity of US treasury bonds denominated in US$. The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of research study regarding exercise pattern based on empirical studies on the actual exercise behavior of employees. The Company has never declared or paid any cash dividends on its capital stock, and the Company does not anticipate any dividend payments on its common shares in the foreseeable future. Estimated forfeiture rates are determined based on historical employee turnover rates. Expected forfeiture rates of 0% and 10% were applied for grantees at executive level and non-executive level respectively, and represents the Company’s estimate of the grantee’s forfeiture patterns.

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the market value of the underlying stock at each balance sheet date. The total intrinsic value of options exercised at exercise date during the years ended December 31, 2017 was RMB52,162.

Share-based compensation expense for options is recorded on a straight-line basis over the requisite service period, which is four years from the date of grant. The Company recognized share-based compensation expense of RMB1,422,381, RMB2,329,254 and RMB2,304,913 in the consolidated statement of comprehensive income for the years ended December 31, 2015, 2016 and 2017.

As of December 31, 2017, there was RMB2,333,324 in total unrecognized compensation expense related to share options, which is expected to be recognized over a weighted average period of 1.37 years.

Restricted Share Units

A summary of the restricted share units activities under the 2014 Plan for the year ended December 31, 2017 is presented below:

Unvested Restricted Share Units	Number of Restricted Share Units	Weighted Average Grant-date Fair Value (US$)
Unvested at January 1, 2017	-	-
Granted	6,000	5.11
Vested	(3,000)	5.11
Unvested at December 31, 2017	3,000	5.11
Expected to vest at December 31, 2017	2,502	5.11

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(all amounts in RMB, except share and per share data, unless otherwise stated)

18. SHARE-BASED COMPENSATION (Continued)

The total fair value of restricted share units vested at vesting date during the year ended December 31, 2017 was US$15,240.

Share-based compensation expense for restricted share units vested immediately is fully recorded on grant day. The remaining share-based compensation expense is recorded on a straight-line basis over the requisite service period, which is two years from the date of the grant. The Company recognized share-based compensation expense for restricted shares of RMB140,885 granted under the 2014 Plan in the consolidated statements of comprehensive income for the year ended December 31,2017.

As of December 31, 2017, there was RMB49,307 in total unrecognized compensation expense, adjusted for estimated forfeitures, related to unvested restricted share units, which is expected to be recognized over a weighted-average period of 1.23 years. The unrecognized compensation expense may be adjusted for future changes in estimated forfeitures.

19. INCOME PER SHARE

Basic and diluted net income per share for each of the years presented are calculated as follows:

	For the Years Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Numerator:
Net income :	696,338,805	33,135,116	122,216,243
Numerator for basic and diluted net income per share	696,338,805	33,135,116	122,216,243
Denominator:
Denominator for basic calculation-weighted average number of common shares outstanding	126,758,363	137,621,702	138,794,624
Dilutive effect of share options	1,593,216	897,122	758,702
Dilutive effect of restricted shares and restricted share units	52,298	33,207	40,591
Denominator for diluted income per share calculation	128,403,877	138,552,031	139,593,917
Basic net income per share attributable to the Company’s common shareholders	5.49	0.24	0.88
Diluted net income per share attributable to the Company’s common shareholders	5.42	0.24	0.88
Basic net income per ADS*	10.99	0.48	1.76
Diluted net income per ADS*	10.85	0.48	1.75

* Each ADS represents two Class A common shares.

Basic net income per share is computed using the weighted average number of common shares outstanding during the period. Diluted net earnings per share is computed using the weighted average number of common shares and dilutive common share equivalents outstanding during the period. The effects of outstanding share options, restricted shares and restricted share units of 2,828,588, 2,753,664 and 1,584,581 shares on a weighted average basis were anti-dilutive and excluded from the computation of diluted net income per share for the years ended December 31, 2015, 2016 and 2017, respectively.

The Company does not distinguish between Class A and Class B common shares for purposes of presenting basic or diluted earnings per share as each share class has identical privileges with respect to undistributed and distributed earnings.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(all amounts in RMB, except share and per share data, unless otherwise stated)

20. COMMITMENTS AND CONTINGENCIES

(a)	Operating leases

The Company and its subsidiaries have entered into non-cancelable operating leases covering various facilities. Future minimum lease payments under these non-cancellable leases as of December 31, 2017 are as follows:

Year ending December 31,	(RMB)
2018	51,630,688
2019	27,830,356
2020	9,609,139
2021	6,110,999
2022	3,012,326
Thereafter	852,333
99,045,841

The Company recorded rental expense of RMB50,738,573, RMB57,538,983 and RMB65,405,038 in the consolidated statements of comprehensive income during the years ended December 31, 2015, 2016 and 2017, respectively.

(b)	Purchase commitments

In addition to vehicle purchase deposits reflected in the consolidated balance sheet, the Company’s purchase commitments relate to purchase of vehicles and marketing resources. Total purchase commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB560,047,600 as of December 31, 2017, of which RMB550,509,970 will be fulfilled in remainder of 2018, and RMB9,537,630 will be fulfilled in 2019.

Other than those disclosed above, the Company did not have other significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2017.

(c)	Contingencies

On May 8, 2017, a company named Shanghai Zhongqi Anhua Car Services Co., Ltd., (“Zhongqi Anhua”), filed a tort liability suit in People’s Court of Jingan District, Shanghai (the “District Court”), against eHi Rental, and involved Shanghai Municipal Transportation Commission (“SMTC), as a third party to the suit. Zhongqi Anhua claimed in their complaint that eHi Rental shall (i) admit the tort (ii) stop using the car rental operation certificate No.3516 issued by SMTC (the “Car Rental Certificate”), alleging the Car Rental Certificate and relevant vehicle operation certificates are possessed by Zhongqi Anhua, (iii) compensate the damages suffered by Zhongqi Anhua in connection with the alleged infringement totaling RMB30 million, and (iv) apologize to Zhongqi Anhua. On July 3, 2017, the District Court rendered a judgment rejecting all the claims raised by Zhongqi Anhua for absence of proof of the claims. On July 19, 2017, Zhongqi Anhua submitted a petition for appeal to Shanghai No.2 Intermediate People’s Court (the “Appellate Court”), and the Appellate Court ruled on September 1, 2017 that the judgment rendered by the District Court be remanded for re-trial as certain facts should be further clarified by the District Court.

As of the date of these consolidated financial statements are issued, the above lawsuit is still pending for judgement and the Company is actively defending the case. Considering the facts that eHi Rental obtained the Car Rental Certificate through regulated procedures set forth by SMTC, which consists of no infringement behavior by eHi Rental, and that eHi Rental has been compliant with all relevant SMTC annual inspection/certificate renewal requirement, the Company believes such claims are without merit and the Company has been advised by Shanghai Hengye Law Firm (“Hengye”), being eHi Rental’s PRC counsel to this suit, that the loss from an unfavorable court decision is reasonably possible but not probable.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

On October 31, 2014, Crawford Group, Inc. (“Crawford”), a parent company of Enterprise Holdings, Inc, exercised all of the 1,500,000 warrants to purchase 1,500,000 Class B common shares at a per share purchase price of US$5.50 for a total consideration of US$8,249,993 (RMB50,705,282).

As of December 31, 2017, Crawford holds 18,694,003 Class B common shares.

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

In December 2014, the Company entered into a service agreement (“Agreement") with Ctrip for car rental and car services referral. Pursuant to the Agreement, the Company pays a fixed percentage of car rental or car services rates from successful car referrals as commissions to Ctrip (resulting in related party payable balances), and Ctrip collects car rental and car services fees from individual customers on behalf of the Company (resulting in related party receivable balances).

In order to further promote the Company's car services to individual customers, starting from September 1, 2015, the Company entered into a supplementary agreement with Ctrip. Pursuant to this supplementary agreement, the Company needs to pay a fixed minimum commission fee of referrals in addition to the fixed commission rates for car rental and car service referral mentioned in the Agreement.

In November 2016, an amendment was entered that the fixed minimum commission fee would no longer charged by Ctrip since then. Transactions incurred under these service agreements were RMB16,190,063, RMB29,399,234 and RMB16,263,674 for the years ended December 31, 2015, 2016 and December 31, 2017, respectively.

In the end of April 2015, Ctrip extended an entrusted bank loan of RMB300,000,000 to the Company which has been drawn down in full (Note 10). The loan has a term of three years with an interest rate of 6.9% per annum and some of the Company's PRC subsidiaries provided guarantees. In October 2016, the Company repaid RMB200,000,000 originally due in 2018. Interests incurred under this loan agreement were RMB14,202,500, RMB18,534,167 and RMB6,995,833 for the year ended December 31, 2015, 2016, 2017.

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

As of December 31, 2016 and 2017, significant balances with related parties were as follows:

	As of December 31,
	2016	2017
Due from a related party, current:
Receivables due from Ctrip	1,755,889	83,323,718

Due to a related party, current:
Payables due to Ctrip	16,083,610	210,833

Due to a related party, current:
Borrowing due to Ctrip	100,000,000	100,000,000

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(all amounts in RMB, except share and per share data, unless otherwise stated)

22. SUBSEQUENT EVENTS

On April 6, 2018, the Company has entered into a definitive Agreement and Plan of Merger (the "Merger Agreement") with Teamsport Parent Limited ("Parent") and its merger sub, that Parent will acquire the Company for US$13.50 in cash per each ADS. Immediately following the consummation of the privatisation, Parent will be beneficially owned by the Consortium, comprising new investors, including certain affiliates of MBK Partners Fund IV, L.P., Baring Private Equity Asia Limited and Redstone Capital Management (Cayman) Limited, and certain existing shareholders of the Company, including Mr. Zhang, The Crawford Group, Inc. ("Crawford") and Dongfeng Asset Management Co. Ltd etc.

On April 13, 2018, Ctrip, one of the Company’s registered shareholders, filed a petition in the Grand Court of The Cayman Islands (the “Court”) seeking alternative relief, including, among other things, requesting that the Court to enjoin the Company from relying upon the resolutions adopted on April 6, 2018 and April 10, 2018, respectively, in connection with the approval of Merger Agreement and requesting that the board and the special committee of the Company review another preliminary non-binding offer from Ocean Link Partners Limited, a private equity firm, for the purchase of all of the outstanding shares of the Company (including shares represented by ADSs) for US$14.50 in cash per ADS or US$7.25 in cash per share. The Company believes Ctrip’s allegations and the basis for which it is seeking relief in its petition are without merit and intends to vigorously refute the petition.

23. RESTRICTED NET ASSETS

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

As the Company’s PRC subsidiaries and VIEs have accumulative losses, they have not started to contribute to the staff welfare and bonus funds. In addition, due to restrictions on the distribution of share capital from the Company’s PRC subsidiaries, up to the amount of net assets held in each subsidiary and VIE, and also as a result of these entities’ unreserved accumulated losses. Total restricted net assets of the Company were RMB3,482,551,773 or 82.8% of the Company’s total consolidated net assets as of December 31, 2017.

24. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

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

The Company did not have significant capital and other commitments, long-term obligations except for the 2018 Senior Notes, US$150 million syndicated loan, and/or the 2022 Senior Notes (Note 10), other long-term debt, or guarantees as of December 31, 2016 and 2017.

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(all amounts in RMB, except share and per share data, unless otherwise stated)

24. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

BALANCE SHEETS

	As of December 31,
	2016	2017
	RMB	RMB	US$ (Note 2(d))
ASSETS
Current assets:
Cash and cash equivalents	4,271	4,023	618
Restricted cash	10,733,202	—	—
Amounts due from subsidiaries	6,717,714,285	7,959,314,970	1,223,324,312
Prepaid expenses and other current assets	4,208,266	3,609,637	554,791
Total current assets	6,732,660,024	7,962,928,630	1,223,879,721

Investments in subsidiaries and VIEs	—	192,995,609	29,662,882
Total assets	6,732,660,024	8,155,924,239	1,253,542,603

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	—	1,292,029,030	198,581,226
Accrued expenses and other current liabilities	8,678,123	78,150,364	12,011,491
Income tax payable	4,169,661	16,773,553	2,578,048
Total current liabilities	12,847,784	1,386,952,947	213,170,765

Long-term debt	2,366,903,154	2,562,424,523	393,837,438
Deficits in subsidiaries and VIEs	361,779,545	—	—
Total liabilities	2,741,530,483	3,949,377,470	607,008,203

Shareholders’ equity:
Common shares, US$0.001 par value, 500,000,000 and 500,000,000 (including 407,328,619 Class A and 92,671,381 Class B) shares authorized, 138,860,287 (including 67,547,921 Class A and 71,312,366 Class B) and 138,890,287 (including 73,251,730 Class A and 65,638,557 Class B) shares issued and outstanding as of December 31, 2016 and December 31, 2017, respectively	878,463	878,663	135,048
Additional paid-in capital	4,474,702,198	4,489,246,326	689,984,527
Accumulated other comprehensive income	43,201,465	121,858,122	18,729,250
Accumulated deficit	(527,652,585)	(405,436,342)	(62,314,425)
Total shareholders’ equity	3,991,129,541	4,206,546,769	646,534,400

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	6,732,660,024	8,155,924,239	1,253,542,603

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(all amounts in RMB, except share and per share data, unless otherwise stated)

24. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

STATEMENTS OF COMPREHENSIVE INCOME

	For the Years Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$ (Note 2(d))
Operating expenses:
General and administrative expenses	(21,426,624)	(25,424,596)	(31,013,301)	(4,766,657)
Loss from operations	(21,426,624)	(25,424,596)	(31,013,301)	(4,766,657)

Interest income:
Third party	—	3,537,155	760	117
Subsidiaries	—	41,696,607	184,327,276	28,330,583
Total interest income	—	45,233,762	184,328,036	28,330,700
Interest expense	(6,905,640)	(128,065,737)	(216,816,430)	(33,324,075)
Early extinguishment of debt costs	—	—	(19,976,776)	(3,070,374)
Gain from sale of cost method investment	803,059,728	—	—	—
Share of gain of subsidiaries and VIEs	(2,227,088)	147,442,803	222,850,964	34,251,566
Other income	9,917,716	—	—	—
Income before income taxes	782,418,092	39,186,232	139,372,493	21,421,160

Provision for income taxes	(86,079,287)	(6,051,116)	(17,156,250)	(2,636,867)
Net income	696,338,805	33,135,116	122,216,243	18,784,293

Net income	696,338,805	33,135,116	122,216,243	18,784,293
Changes in cumulative foreign currency translation adjustment, net of tax of nil	73,410,193	(31,353,357)	78,656,657	12,089,307
Comprehensive income	769,748,998	1,781,759	200,872,900	30,873,600

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(all amounts in RMB, except share and per share data, unless otherwise stated)

24. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$ (Note 2(d))
Net cash provided by operating activities	—	—	—	—

Net cash used in investing activities	—	—	—	—

Net cash used in financing activities:	—	—	—	—

Effect of exchange rate changes on cash and cash equivalents	230	273	(248)	(38)

Net increase (decrease) in cash and cash equivalents	230	273	(248)	(38)
Cash and cash equivalents-beginning of year	3,768	3,998	4,271	656
Cash and cash equivalents-end of year	3,998	4,271	4,023	618

Supplemental disclosure for cash flow information:
Cash paid for interest	—	—	—	—
Cash paid for income taxes	—	—	—	—

EHI CAR SERVICES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(all amounts in RMB, except share and per share data, unless otherwise stated)

24. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

STATEMENTS OF CASH FLOWS (Continued)

	For the Years Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$ (Note 2(d))

Supplemental disclosure of non-cash investing and financing activities:
Payment for IPO issuance costs (cash paid by a subsidiary of the Company on behalf of the Company)	(20,656,597)	—	—	—
Proceeds from issuance of Class A common shares in private placement, net of issuance costs (cash received by a subsidiary of the Company on behalf of the Company)	792,860,341	—	—	—
Proceeds from exercise of share options (cash received by a subsidiary of the Company on behalf of the Company)	4,891,204	25,431,373	955,485	146,855
Proceeds of issuance of the 2018 Senior Notes, net of issuance costs (cash received by a subsidiary of the Company on behalf of the Company)	1,241,289,905	—	—	—
Repayment of syndicated loan(cash paid by a subsidiary of the Company on behalf of the Company)	—	—	(1,000,335,000)	(153,748,674)
Proceeds of issuance of the 2022 Senior Notes, net of issuance costs (cash received by a subsidiary of the Company on behalf of the Company)	—	—	2,611,624,352	401,399,313
Payment for Senior Notes issuance costs (cash paid by a subsidiary of the Company on behalf of the Company)	—	(2,740,945)	—	—
Proceeds of US$150 million syndicated loan, net of issuance costs (cash received by a subsidiary of the Company on behalf of the Company)	—	957,158,701	—	—
Proceeds from sale of cost method investment, net of related transaction costs (cash received by a subsidiary of the Company on behalf of the Company)	954,428,056	—	—	—
Payment of professional fees for aborted offerings (cash paid by a subsidiary of the Company on behalf of the Company)	—	—	(1,748,969)	(268,812)
Accrued professional fees for issuance of Senior Notes	2,740,945	—	—	—
Accrued professional fees for aborted offering	—	—	2,174,451	334,207
Subscription receivables related to share option exercise	197,816	—	—	—

